
03029187

82- SUBMISSIONS FACING SHEET



Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Omron Corporation

*CURRENT ADDRESS Shiokoji Horikawa
Shimogyo-ku
Kyoto 600-8530
Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 18 2003
THOMSON FINANCIAL

FILE NO. 82- 1170 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]
DATE: 8/11/03

Exhibit III

FINANCIAL FACT BOOK 2002

03 JUL 17 AM 7:21

OMRON

Sensing tomorrow™





FINANCIAL FACT BOOK 2002

OMRON

CONTENTS 目 次

CONTENTS		目次
Sales Data		売上
Net Sales	1	売上高
Sales Composition	2	部門別売上高構成
Sales by Region	3	地域別売上高構成
Profit Data		利益
Cost Composition & Operating Income/Net Sales	4	費用構成, 売上高営業利益率
Gross Profit Margin	4	売上総利益率
SG & A Expenses/Net Sales, R & D Expenses/Net Sales	5	売上高販売管理費比率, 売上高研究開発費比率
Income Before Tax/Net Sales, Net Income/Net Sales	5	売上高税引前純利益率, 売上高当期純利益率
Net Sales & Net Income per Employee	6	従業員1人当り売上高, 当期純利益
Interest Expenses & Interest Coverage	6	支払利息, インタレスト カバレッジ
Earnings per Share & Price-Earnings Ratio	7	1株当り利益, 株価収益率
Financial Statement Related Ratio		財務諸表に関する指標
Current Ratio & Working Capital	8	流動比率, 運転資本
Total Assets Turnover	8	総資産回転率
Inventory Turnover	9	たな卸資産回転率
Tangible Fixed Assets Turnover	9	有形固定資産回転率
Return on Tangible Fixed Assets	10	有形固定資産当期純利益率
Capital Expenditures & Cash Flows	10	設備投資額, キャッシュ・フロー
Return on Stockholders' Equity	11	株主資本当期純利益率
Return on Assets	11	総資産税引前純利益率
Stockholders' Equity/Total Assets	12	株主資本比率
Aggregate market value & Price Book-value Ratio	12	時価総額, 株価純資産倍率(P. B. R.)
Cash Flows per Share	13	1株当りキャッシュ・フロー
Financial Statement		財務諸表
Consolidated Statements of Operations	14	連結損益計算書
Consolidated Balance Sheets	15.16	連結貸借対照表
Consolidated Statements of Cash Flows	17	連結キャッシュ・フロー計算書
Basic Information		概要
Main Products	18	主要製品
Common Stock Price Range	19	株価推移
Corporate Organization Chart	20	組織図
Corporate Data	21	会社概要

Notes:
1. Figures have been calculated on a consolidated basis for the years ended March 31.
2. Not all data have been audited. Refer to respective annual reports for audited figures.
3. Data might be revised according to alterations to accounting standards.

注：
1. 記載されている数値は連結ベース。会計年度は4月1日～3月31日です。
2. 監査されていないデータもあります。監査された数値に関しては、アニュアル・レポートを参照下さい。
3. 会計制度の変更等により過去に遡って数値の修正を行うことがあります。

Net Sales
売上高


Net Sales
売上高
(Billion ¥)
600
500
400
300
200
100
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Net Sales 売上高

Fiscal Year ended March 31 ~年3月期		1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Net Sales 売上高	(Million ¥)	462,702	460,869	489,700	525,289	594,261	611,795	555,280	555,358	594,259	533,964
Annual Change 前年比	(%)	−4.3	−0.4	+6.3	+7.3	+13.1	+3.0	−9.2	±0.0	+7.0	−10.1

Sales Composition
部門別売上高構成



(%)
100
90
80
70
60
50
40
30
20
10
0
1996
1997
1998
1999



Control Components and Systems
制御システム機器
Social Business
電子決済・公共情報システム
Specialty Products
専用機器
Healthcare
健康機器
Open Systems
オープンシステム
Others
その他
Industrial Automation Company
インダストリアルオートメーションビジネスカンパニー
Electronic Components Company
エレクトロニクスコンポーネンツビジネスカンパニー
Social Systems Business Company
ソーシアルシステムズビジネスカンパニー
Healthcare Company
ヘルスケアビジネスカンパニー
Others
その他



(%)
100
90
80
70
60
50
40
30
20
10
0
1999
2000
2001
2002

Sales Composition 部門別売上高構成

Fiscal Year ended March 31 ～年3月期		1996	1997	1998	1999
Control Components and Systems 制御システム機器	(Million ¥)	275,149	291,277	313,642	267,503
	(%)	(52.3)	(49.0)	(51.3)	(48.2)
Social Business 電子決済・公共情報システム	(Million ¥)	125,623	145,172	138,203	135,872
	(%)	(23.9)	(24.5)	(22.6)	(24.5)
Specialty Products 専用機器	(Million ¥)	38,687	46,533	47,263	51,338
	(%)	(7.4)	(7.8)	(7.7)	(9.2)
Healthcare 健康機器	(Million ¥)	31,618	36,388	40,793	43,729
	(%)	(6.0)	(6.1)	(6.7)	(7.9)
Open Systems オープンシステム	(Million ¥)	38,621	50,187	50,131	31,908
	(%)	(7.4)	(8.4)	(8.2)	(5.7)
Others その他	(Million ¥)	15,591	24,704	21,763	24,930
	(%)	(3.0)	(4.2)	(3.5)	(4.5)
Total 合計	(Million ¥)	525,289	594,261	611,795	555,280
	(%)	(100.0)	(100.0)	(100.0)	(100.0)

		1999	2000	2001	2002
Industrial Automation Company インダストリアルオートメーションビジネスカンパニー	(Million ¥)	245,785	215,087	227,691	186,984
	(%)	(44.2)	(38.7)	(38.3)	(35.0)
Electronic Components Company エレクトロニクスコンポーネンツビジネスカンパニー	(Million ¥)	56,673	109,661	129,444	128,193
	(%)	(10.2)	(19.8)	(21.8)	(24.0)
Social Systems Business Company ソーシアルシステムズビジネスカンパニー	(Million ¥)	135,872	128,534	141,928	124,627
	(%)	(24.5)	(23.1)	(23.9)	(23.4)
Healthcare Company ヘルスケアビジネスカンパニー	(Million ¥)	43,729	42,640	39,327	40,617
	(%)	(7.9)	(7.7)	(6.6)	(7.6)
Others その他	(Million ¥)	73,221	59,436	55,869	53,543
	(%)	(13.2)	(10.7)	(9.4)	(10.0)
Total 合計	(Million ¥)	555,280	555,358	594,259	533,964
	(%)	(100.0)	(100.0)	(100.0)	(100.0)

※：OMRON Introduced the internal company system in April 1999.

※：99/4から社内カンパニー制を導入しています。

Sales by Region
地域別売上高構成


Japan (including export from Japan)
日本直接輸出含
North America
北米
Europe
ヨーロッパ
Asia-Pacific
アジア・パシフィック
(%)
100
90
80
70
60
50
40
30
20
10
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Sales by Region 地域別売上高構成

Fiscal Year ended March 31 ~年3月期		1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Japan 日本 ※	(Million ¥)	367,703	364,696	383,286	402,573	442,269	440,614	387,734	397,236	423,825	357,868
	(%)	(79.4)	(79.1)	(78.3)	(76.6)	(74.4)	(72.0)	(69.8)	(71.5)	(71.3)	(67.0)
North America 北米	(Million ¥)	31,349	33,094	35,337	38,284	52,503	61,169	58,233	59,474	64,373	65,559
	(%)	(6.8)	(7.2)	(7.2)	(7.3)	(8.8)	(10.0)	(10.5)	(10.7)	(10.8)	(12.3)
Europe ヨーロッパ	(Million ¥)	46,218	44,785	51,510	58,802	67,134	73,901	77,218	61,297	61,038	65,305
	(%)	(10.0)	(9.7)	(10.5)	(11.2)	(11.3)	(12.1)	(13.9)	(11.0)	(10.3)	(12.2)
Asia-Pacific アジア・パシフィック	(Million ¥)	17,432	18,294	19,567	25,630	32,355	36,111	32,095	37,351	45,023	45,232
	(%)	(3.8)	(4.0)	(4.0)	(4.9)	(5.5)	(5.9)	(5.8)	(6.7)	(7.6)	(8.5)
Total 合計	(Million ¥)	462,702	460,869	489,700	525,289	594,261	611,795	555,280	555,358	594,259	533,964
	(%)	(100.0)	(100.0)	(100.0)	(100.0)	(100.0)	(100.0)	(100.0)	(100.0)	(100.0)	(100.0)

※ : Export sales from Japan directly to overseas customers are included in the sales figures for Japan. Overseas sales ratio amounts to 35.4% as of March, 2002.

※：海外売上高のうち、日本からの直接輸出は上の「日本」の中に含まれます。02年3月期の海外売上高比率は 35.4%です。

Cost Composition & Operating Income / Net Sales
費用構成, 売上高営業利益率


Operating Income
営業利益
Research & Development
研究開発費
Selling, General & Administrative Expenses
販売管理費
Cost of Sales
売上原価
(Left Scale 左目盛)
Operating Income/ Net Sales
売上高営業利益率
(Right Scale 右目盛)
(Billion ¥)
(%)
600
550
500
450
400
350
300
250
200
150
100
50
0
24
22
20
18
16
14
12
10
8
6
4
2
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Gross Profit Margin
売上総利益率


Gross Profit Margin
売上総利益率
(%)
40
39
38
37
36
35
34
33
32
31
30
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Cost Composition & Operating Income / Net Sales 費用構成, 売上高営業利益率

Fiscal Year ended March 31 ～年3月期		1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Net Sales 売上高	(Million ¥)	462,702	460,869	489,700	525,289	594,261	611,795	555,280	555,358	594,259	533,964
Cost of Sales 売上原価	(Million ¥)	308,579	312,248	324,666	342,500	388,005	387,445	364,314	358,911	376,194	353,429
SG & A Expenses 販売管理費	(Million ¥)	102,430	100,193	100,333	109,117	130,163	138,404	136,734	133,662	131,203	134,907
Research & Development 研究開発費	(Million ¥)	31,004	28,698	31,223	34,433	35,188	39,914	42,383	36,605	42,513	41,407
Operating Income 営業利益	(Million ¥)	20,689	19,730	33,478	39,239	40,905	46,032	11,849	26,180	44,349	4,221
Operating Income / Net Sales 売上高営業利益率	(%)	4.5	4.3	6.8	7.5	6.9	7.5	2.1	4.7	7.5	0.8

Gross Profit Margin 売上総利益率

Fiscal Year ended March 31 ～年3月期		1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Gross Profit 売上総利益	(Million ¥)	154,123	148,621	165,034	182,789	206,256	224,350	190,966	196,447	218,065	180,535
Net Sales 売上高	(Million ¥)	462,702	460,869	489,700	525,289	594,261	611,795	555,280	555,358	594,259	533,964
Gross Profit Margin 売上総利益率	(%)	33.3	32.2	33.7	34.8	34.7	36.7	34.4	35.4	36.7	33.8

Note : Gross Profit Margin = Gross Profit / Net Sales　　注：売上総利益率＝売上総利益/売上高

SG & A Expenses / Net Sales, R & D Expenses / Net Sales
売上高販売管理費比率, 売上高研究開発費比率



SG & A Expenses
販売管理費
R & D Expenses
研究開発費
(Left Scale 左目盛)
SG & A Expenses / Net Sales
売上高販売管理比率
R & D Expenses / Net Sales
売上高研究開発費比率
(Right Scale 右目盛)
(Billion ¥)
(%)
210
180
150
120
90
60
30
0
35
30
25
20
15
10
5
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Income Before Tax / Net Sales, Net Income / Net Sales
売上高税引前純利益率, 売上高当期純利益率



Income Before Tax
税引前純利益
Net Income
当期純利益
(Left Scale 左目盛)
Income Before Tax / Net Sales
売上高税引前純利益率
Net Income / Net Sales
売上高当期純利益率
(Right Scale 右目盛)
(Billion ¥)
(%)
45
40
35
30
25
20
15
10
5
0
-25
18
16
14
12
10
8
6
4
2
0
-4.8
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

SG & A Expenses / Net Sales, SG & D Expenses / Net Sales 売上高販売管理費比率, 売上高研究開発費比率

Fiscal Year ended March 31 ～年3月期		1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
SG & A Expenses (include R & D) 販売管理費（研究開発費含む）	(Million ¥)	133,434	128,891	131,556	143,550	165,351	178,318	179,117	170,267	173,716	176,314
R & D Expenses 研究開発費	(Million ¥)	31,004	28,698	31,223	34,433	35,188	39,914	42,383	36,605	42,513	41,407
Net Sales 売上高	(Million ¥)	462,702	460,869	489,700	525,289	594,261	611,795	555,280	555,358	594,259	533,964
SG & A Expenses / Net Sales 売上高販売管理費比率	(%)	28.8	28.0	26.9	27.3	27.8	29.1	32.3	30.7	29.2	33.0
R & D Expenses / Net Sales 売上高研究開発費比率	(%)	6.7	6.2	6.4	6.6	5.9	6.5	7.6	6.6	7.2	7.8

Income Before Tax / Net Sales, Net Income / Net Sales 売上高税引前純利益率, 売上高当期純利益率

Fiscal Year ended March 31 ～年3月期		1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Income Before Tax 税引前純利益	(Million ¥)	9,375	13,062	24,948	32,252	39,248	42,243	8,249	21,036	40,037	(25,373)
Net Income 当期純利益	(Million ¥)	4,573	4,690	12,152	14,587	15,739	18,704	2,174	11,561	22,297	(15,773)
Net Sales 売上高	(Million ¥)	462,702	460,869	489,700	525,289	594,261	611,795	555,280	555,358	594,259	533,964
Income Before Tax / Net Sales 売上高税引前純利益率	(%)	2.0	2.8	5.1	6.1	6.6	6.9	1.5	3.8	6.7	(4.8)
Net Income / Net Sales 売上高当期純利益率	(%)	1.0	1.0	2.5	2.8	2.6	3.1	0.4	2.1	3.8	(3.0)

Net Sales & Net Income per Employee
従業員1人当り売上高, 当期純利益



Interest Expenses & Interest Coverage
支払利息, インタレスト　カバレッジ



Net Sales & Net Income per Employee　従業員1人当り売上高, 当期純利益

Fiscal Year ended March 31　～年3月期		1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Number of Employees　従業員数	(Persons)	21,494	21,346	22,428	22,748	23,244	24,048	23,742	24,915	25,067	25,395
Net Sales　売上高	(Million ¥)	462,702	460,869	489,700	525,289	594,261	611,795	555,280	555,358	594,259	533,964
Net Sales per Employee　従業員1人当り売上高	(Million ¥)	22	22	22	23	26	25	23	22	24	21
Net Income　当期純利益	(Million ¥)	4,573	4,690	12,152	14,587	15,739	18,704	2,174	11,561	22,297	(15,773)
Net Income per Employee　従業員1人当り当期純利益	(Million ¥)	0.2	0.2	0.5	0.6	0.7	0.8	0.1	0.5	0.9	(0.6)

Note : Number of Employees at the end of each fiscal year.　注：従業員数は各年度末数値

Interest Expenses & Interest Coverage　支払利息, インタレスト　カバレッジ

Fiscal Year ended March 31　～年3月期		1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Operating Income　営業利益	(Million ¥)	20,689	19,730	33,478	39,239	40,905	46,032	11,849	26,180	44,349	4,221
Interest Income　受取利息	(Million ¥)	7,853	4,214	3,592	3,031	1,967	1,730	1,656	1,147	1,620	1,069
Dividends Received　受取配当金	(Million ¥)	820	1,212	932	706	786	600	496	441	477	339
Interest Expenses　支払利息	(Million ¥)	13,454	10,642	8,694	5,075	3,557	2,412	2,518	1,897	1,731	1,291
Interest Coverage　インタレスト　ガバレッジ	(Times)	2.18	2.36	4.37	8.47	12.27	20.05	5.56	14.64	26.83	4.36

Note : Interest Coverage =(Operating Income+Interest Income & Dividends Received)/(Interest Expenses)　注：インタレスト　カバレッジ=(営業利益+受取利息及び受取配当金)／(支払利息)

Earnings per Share & Price-Earnings Ratio
1株当り利益, 株価収益率


Earnings Per Share
1株当り利益
(Left Scale 左目盛)
Price-Earnings Ratio
株価収益率
(Right Scale 右目盛)
(¥)
(Times)
100
90
80
70
60
50
40
30
20
10
0
-10
200
180
160
140
120
100
80
60
40
20
0
-60
−63.5
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Earnings per Share & Price-Earnings Ratio 1株当り利益, 株価収益率

Fiscal Year ended March 31 ～年3月期		1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Earnings per Share 1株当り利益	(¥)	19.6	20.1	49.4	54.5	58.8	69.8	8.3	44.5	85.3	(63.5)
Price-Earnings Ratio 株価収益率	(Times)	69.7	83.2	35.4	42.2	36.6	28.3	175.0	64.9	23.6	–

Notes : Earnings per Share are based on the weighted average number of Shares of Common Stock and Common Stock equivalents with a dilutive effect outstanding during each year.

PER = Fiscal-year-end Adjusted Stock Price / (Net Income / Number of Shares)

注：1株当り利益は、希薄化効果を考慮し、各年度の加重平均株式数に基づいて計算されています。

株価収益率＝修正株価（各年度末）／（当期純利益／株数）

Current Ratio & Working Capital
流動比率, 運転資本



Working Capital
運転資本
(Left Scale 左目盛)
Current Ratio
流動比率
(Right Scale 右目盛)
(Billion¥)
(%)
200
150
100
50
0
250
200
150
100
50
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Total Assets Turnover
総資産回転率



Total Assets
総資産
(Left Scale 左目盛)
Total Assets Turnover
総資産回転率
(Right Scale 右目盛)
(Billion¥)
(Times)
600
500
400
300
200
100
0
3.0
2.5
2.0
1.5
1.0
0.5
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Current Ratio & Working Capital 流動比率, 運転資本

Fiscal Year ended March 31 ～年3月期		1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Current Assets 流動資産	(Million¥)	288,345	282,467	298,560	330,207	343,486	328,747	322,263	317,273	328,879	277,498
Current Liabilities 流動負債	(Million¥)	194,990	200,033	158,219	190,613	193,195	176,948	157,653	147,476	183,390	129,445
Current Ratio 流動比率	(%)	148	141	189	173	178	186	204	215	179	214
Working Capital 運転資本	(Million¥)	93,355	82,434	140,341	139,594	150,291	152,799	164,610	169,797	145,489	148,053

Note : Current Ratio = Current Assets / Current Liabilities
Working Capital = Current Assets − Current Liabilities

注：流動比率＝流動資産／流動負債
運転資本＝流動資産－流動負債

Total Assets Turnover 総資産回転率

Fiscal Year ended March 31 ～年3月期		1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Net Sales 売上高	(Million¥)	462,702	460,869	489,700	525,289	594,261	611,795	555,280	555,358	594,259	533,964
Total Assets 総資産	(Million¥)	599,831	570,991	569,794	600,172	611,930	602,030	586,858	580,038	586,317	571,255
Total Assets Turnover 総資産回転率	(Times)	0.77	0.81	0.86	0.88	0.97	1.02	0.95	0.96	1.01	0.93

Notes : Total Assets are based on the average of the beginning and end of each fiscal year.
Total Assets Turnover = Net Sales / Total Assets

注：総資産は期中平均
総資産回転率＝売上高／総資産

Inventory Turnover
たな卸資産回転率



Inventory Turnover
たな卸資産回転率
(Times)
5.0
4.5
4.0
3.5
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Tangible Fixed Assets Turnover
有形固定資産回転率



Tangible Fixed Assets
有形固定資産
(Left Scale 左目盛)
Tangible Fixed Assets Turnover
有形固定資産回転率
(Right Scale 右目盛)
(Billion ¥)
(Times)
200
150
100
50
0
4.0
3.5
3.0
2.5
2.0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Inventory Turnover　たな卸資産回転率

Fiscal Year ended March 31　～年3月期		1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Cost of Sales　売上原価	(Million ¥)	308,579	312,248	324,666	342,500	388,005	387,445	364,314	358,911	376,194	353,429
Inventory　たな卸資産	(Million ¥)	65,642	64,275	69,272	75,892	83,237	90,474	87,258	78,671	84,700	83,105
Inventory Turnover　たな卸資産回転率	(Times)	4.70	4.86	4.69	4.51	4.66	4.28	4.18	4.56	4.44	4.25

Notes : Inventry is based on the average of the beginning and end of each fiscal year.
Inventory Turnover = Cost of Sales / Inventory

注：たな卸資産は期中平均
たな卸資産回転率＝売上原価／たな卸資産

Tangible Fixed Assets Turnover　有形固定資産回転率

Fiscal Year ended March 31　～年3月期		1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Net Sales　売上高	(Million ¥)	462,702	460,869	489,700	525,289	594,261	611,795	555,280	555,358	594,259	533,964
Tangible Fixed Assets　有形固定資産	(Million ¥)	175,308	171,622	167,830	170,453	171,553	170,446	166,689	159,465	157,577	155,707
Tangible Fixed Assets Turnover　有形固定資産回転率	(Times)	2.6	2.7	2.9	3.1	3.5	3.6	3.3	3.5	3.8	3.4

Notes : Tangible Fixed Assets are based on the average of the beginning and end of each fiscal year.
Tangible Fixed Assets Turnover = Net Sales / Tangible Fixed Assets

注：有形固定資産は、期中平均
有形固定資産回転率＝売上高／有形固定資産

Return on Tangible Fixed Assets
有形固定資産当期純利益率



Return on Tangible Fixed Assets
有形固定資産当期純利益率
(%)
20
15
10
5
0
−20
−10.1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Capital Expenditures & Cash Flows
設備投資額, キャッシュ・フロー



Capital Expenditures
設備投資額
Net Income
当期純利益
Depreciation & Amortization
減価償却費
(Billion ¥)
60
50
40
30
20
10
0
−20
−15.8
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Return on Tangible Fixed Assets 有形固定資産当期純利益率

Fiscal Year ended March 31 ～年3月期		1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Net Income 当期純利益	(Million ¥)	4,573	4,690	12,152	14,587	15,739	18,704	2,174	11,561	22,297	(15,773)
Tangible Fixed Assets 有形固定資産	(Million ¥)	175,308	171,622	167,830	170,453	171,553	170,446	166,689	159,465	157,577	155,707
Return on Tangible Fixed Assets 有形固定資産当期純利益率	(%)	2.6	2.7	7.2	8.6	9.2	11.0	1.3	7.2	14.1	(10.1)

Notes : Tangible Fixed Assets are based on the average of the beginning and end of each fiscal year.
Return on Tangible Fixed Assets = Net Income / Tangible Fixed Assets

注：有形固定資産は期中平均
有形固定資産当期純利益率＝当期純利益／有形固定資産

Capital Expenditures & Cash Flows 設備投資額, キャッシュ・フロー

Fiscal Year ended March 31 ～年3月期		1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Capital Expenditures 設備投資額	(Million ¥)	34,584	26,875	30,954	34,079	29,956	35,896	36,696	31,146	37,583	38,896
Net Income 当期純利益	(Million ¥)	4,573	4,690	12,152	14,587	15,739	18,704	2,174	11,561	22,297	(15,773)
Depreciation & Amortization 減価償却費	(Million ¥)	37,607	33,502	31,438	30,196	31,234	31,129	31,396	31,445	32,217	33,569
Cash Flows キャッシュ・フロー	(Million ¥)	42,180	38,192	43,590	44,783	46,973	49,833	33,570	43,006	54,514	17,796

Note : Cash Flows = Net Income + (Depreciation & Amortization)

注：キャッシュ・フロー＝当期純利益＋減価償却費

Return on Stockholders' Equity
株主資本当期純利益率



Return on Stockholders' Equity
株主資本当期純利益率
(%)
10
5
0
-5
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Return on Assets
総資産税引前純利益率



Return on Assets
総資産税引前純利益率
(%)
10
8
6
4
2
0
-6
-4.4
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Return on Stockholders' Equity　株主資本当期純利益率

Fiscal Year ended March 31　～年3月期		1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Net Income　当期純利益	(Million ¥)	4,573	4,690	12,152	14,587	15,739	18,704	2,174	11,561	22,297	(15,773)
Stockholders' Equity　株主資本	(Million ¥)	235,949	232,329	263,871	307,615	325,648	338,084	332,162	328,660	331,010	312,096
Return on Stockholders' Equity　株主資本当期純利益率	(%)	1.9	2.0	4.6	4.7	4.8	5.5	0.7	3.5	6.7	(5.1)

Notes : Stockholders' Equity is based on the average of the beginning and end of each fiscal year.
Return on Stockholders' Equity = Net Income / Stockholders' Equity

注：株主資本は期中平均
株主資本当期純利益率＝当期純利益／株主資本

Return on Assets　総資産税引前純利益率

Fiscal Year ended March 31　～年3月期		1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Income Before Tax　税引前純利益	(Million ¥)	9,375	13,062	24,948	32,252	39,248	42,243	8,249	21,036	40,037	(25,373)
Total Assets　総資産	(Million ¥)	599,831	570,991	569,794	600,172	611,930	602,030	586,858	580,038	586,317	571,255
Return onAssets　総資産税引前純利益率	(%)	1.6	2.3	4.4	5.4	6.4	7.0	1.4	3.6	6.8	(4.4)

Notes : Total Assets are based on the average of the beginning and end of each fiscal year.
Return on Assets = Income Before Tax / Total Assets

注：総資産は期中平均
総資産税引前純利益率＝税引前純利益／総資産

Stockholders' Equity / Total Assets
株主資本比率



Stockholders' Equity /Total Assets
株主資本比率
(%)
60
55
50
45
40
35
30
25
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Aggregate market value & Price Book-value Ratio
時価総額, 株価純資産倍率 (P. B. R.)



Stockholders' Equity
株主資本
Aggregate market value
時価総額
(Left Scale 左目盛)
Price Book-value Ratio
P.B.R.
(Right Scale 右目盛)
(¥)
800
700
600
500
400
300
200
100
0
(Times)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Stockholders' Equity / Total Assets 株主資本比率

Fiscal Year ended March 31 ～年3月期		1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Debt 負債	(Million ¥)	355,856	321,468	290,379	294,735	277,828	250,063	259,328	243,427	267,186	251,132
Debt / Equity Ratio デットエクイティレシオ	(Times)	1.521	1.393	0.978	0.926	0.834	0.729	0.807	0.724	0.820	0.842
Stockholders' Equity 株主資本	(Million ¥)	233,951	230,706	297,035	318,194	333,102	343,066	321,258	336,062	325,958	298,234
Total Assets 総資産	(Million ¥)	589,807	552,174	587,414	612,929	610,930	593,129	580,586	579,489	593,144	549,366
Stockholders' Equity / Total Assets 株主資本比率	(%)	39.7	41.8	50.6	51.9	54.5	57.8	55.3	58.0	55.0	54.3

Notes : Debt, Stockholders' Equity at the end of each fiscal year. Debt / Equity Ratio = Debt / Stockholders' Equity　注：負債・株主資本は各年度末数値　デットエクイティレシオ＝負債／株主資本

Aggregate market value & Price Book-value Ratio 時価総額, 株価純資産倍率 (P. B. R.)

Fiscal Year ended March 31 ～年3月期		1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Stockholders' Equity 株主資本	(Million ¥)	233,951	230,706	297,035	318,194	333,102	343,066	321,258	336,062	325,958	298,234
Aggregate market value 時価総額	(¥)	318,753	390,357	429,846	615,952	576,636	529,457	380,519	750,759	526,866	478,539
Number of Shares 株数		230,980,180	230,980,180	262,100,942	262,107,214	262,107,214	262,107,214	257,107,214	257,109,236	249,109,236	249,109,236
Stockholders' Equity per Share 1株当り株主資本	(¥)	1,013	999	1,133	1,214	1,271	1,309	1,250	1,307	1,308	1,197
Adjusted Stock Price 修正株価	(¥)	1,380	1,690	1,640	2,350	2,200	2,020	1,480	2,920	2,115	1,921
Price Book-value Ratio P.B.R. 株価純資産倍率	(Times)	1.36	1.69	1.45	1.94	1.73	1.54	1.18	2.23	1.62	1.60

Notes : Stockholders' Equity is based on Common Shares.
Number of Shares issued, Stockholders' Equity and Adjusted Stock Price at the end of each fiscal year.

注：株主資本は発行済普通株式に基づいています。
発行済株式数、株主資本、修正株価は各年度末数値

Cash Flows per Share
1株当りキャッシュ・フロー


Cash Flows per Share
1株当りキャッシュ・フロー
(¥)
250
200
150
100
50
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Cash Flows per Share 1株当りキャッシュ・フロー

Fiscal Year ended March 31 ～年3月期		1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Cash Flows キャッシュ・フロー	(Million ¥)	42,180	38,192	43,590	44,783	46,973	49,833	33,570	43,006	54,514	17,796
Number of Shares 株数		230,980,180	230,980,180	262,100,942	262,107,214	262,107,214	262,107,214	257,107,214	257,109,236	249,109,236	249,109,236
Cash Flows per Share 1株当りキャッシュ・フロー	(¥)	183	165	166	171	179	190	131	167	219	71

Notes : Cash Flows per Share are based on Common Shares.
Number of Shares issued at the end of each fiscal year.
Cash Flows = Net Income + (Depreciation & Amortization)

注：1株当りキャッシュ・フローは、発行済普通株式に基づいています。
発行済株式数は各年度末数値
キャッシュ・フロー＝当期純利益＋減価償却費

Consolidated Statements of Operations 連結損益計算書

(Million ¥)

Years ended March 31	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
NET SALES 売上高	462,702	460,869	489,700	525,289	594,261	611,795	555,280	555,358	594,259	533,964
COSTS AND EXPENSES： 売上原価及び費用										
Cost of sales 売上原価	308,579	312,248	324,666	342,500	388,005	387,445	364,314	358,911	376,194	353,429
Selling,general and administrative 販売費及び一般管理費	102,430	100,193	100,333	109,117	130,163	138,404	136,734	133,662	131,203	134,907
Research and development 試験研究開発費	31,004	28,698	31,223	34,433	35,188	39,914	42,383	36,605	42,513	41,407
Interest expense (income), net 支払利息及び受取利息-純額-	5,601	6,428	5,102	2,044	1,591	682	862	750	111	223
Foreign exchange loss (gain) 為替差損益	835	1,272	3,657	5,027	860	4,419	2,766	2,841	1,389	1,506
Other,net その他費用(収益) -純額-	4,878	(1,032)	(229)	(84)	(794)	(1,312)	(28)	1,553	2,812	27,865
Total 合計	453,327	447,807	464,752	493,037	555,013	569,552	547,031	534,322	554,222	559,337
INCOME BEFORE INCOME TAXES, MINORITY INTERESTS, EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE 法人税等·少数株主損益、特別項目及び会計原則変更による累積影響額調整前純利益	9,375	13,062	24,948	32,252	39,248	42,243	8,249	21,036	40,037	(25,373)
INCOME TAXES： 法人税等										
Current 当期税額	8,918	12,302	13,150	18,107	22,915	24,579	12,426	14,857	22,720	6,783
Deferred 繰延税額	(4,444)	(2,863)	705	(337)	342	(1,305)	(8,591)	(5,809)	(5,402)	(16,131)
Tax effects of subsidiaries' operating loss carryforwards 子会社での繰越欠損金の期間調整税額	2,047	(617)	(1,497)	(731)	(305)	(176)	(142)	—	—	—
Adjustment of Deferred Tax Assets and Liabilities for Enacted Changes in Tax Rate 標準税率の変更影響額	—	—	—	—	—	273	2,351	—	—	—
Total 合計	6,521	8,822	12,358	17,039	22,952	23,371	6,044	9,048	17,318	(9,348)
INCOME BEFORE MINORITY INTERESTS, EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE 少数株主損益、特別項目及び会計原則変更による累積影響額調整前純利益	2,854	4,240	12,590	15,213	16,296	18,872	2,205	11,988	22,719	(16,025)
MINORITY INTERESTS 少数株主損益	328	134	438	626	557	168	31	427	422	132
INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE 特別項目及び会計原則変更による累積影響額調整前純利益	2,526	4,106	12,152	14,587	15,739	18,704	2,174	11,561	22,297	(16,157)
EXTRAORDINARY ITEM： 特別項目										
Reduction of income taxes arising from utilization of subsidiaries' operating loss carryforwards 子会社での繰越欠損金の利用により生じた法人税等の軽減額	2,047	584	—	—	—	—	—	—	—	—
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE 会計原則変更による累積影響額調整前純利益	4,573	4,690	12,152	14,587	15,739	18,704	2,174	11,561	22,297	(16,157)
CUMULATIVE EFFECT OF ACCOUNTING CHANGE 会計原則変更による累積影響額	—	—	—	—	—	—	—	—	—	*1 384
NET INCOME 当期純利益	4,573	4,690	12,152	14,587	15,739	18,704	2,174	11,561	22,297	(15,773)

(¥)

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
NET INCOME PER SHARE (Basic)1株当り当期純利益	—	20.3	50.8	55.7	60.1	71.4	8.3	45.0	87.4	(63.5)
(Diluted)希薄化後1株当り当期純利益	19.6	20.1	49.4	54.5	58.8	69.8	8.3	44.5	85.3	(63.5)
CASH DIVIDENDS PER SHARE APPLICABLE TO PERIOD 現金配当金	13.0	13.0	13.0	13.0	13.0	13.0	13.0	13.0	13.0	13.0

*1 Cumulative effect on the adoption of SFAS No.133 and 138, accounting for derivative instruments and hedging activities.

*1 デリバティブ及びヘッジに関する新会計基準(SFAS No.133及び138)適用による期首累積影響額

Consolidated Balance Sheets 連結貸借対照表

(Million ¥)

Years ended March 31	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
ASSETS 資産の部										
CURRENT ASSETS： 流動資産										
Cash and cash equivalents 現金及び現金同等物	105,071	92,731	90,056	87,864	79,288	68,365	88,900	88,670	85,621	70,779
Short-term investments 短期投資	11,707	8,663	20,009	24,065	29,035	6,142	1,054	6,300	—	—
Notes and accounts receivable, trade 受取手形及び売掛金	102,573	105,295	106,389	124,977	133,771	138,149	134,183	130,355	133,798	114,906
Allowance for doubtful receivables 貸倒引当金	(3,360)	(3,883)	(2,782)	(2,853)	(3,023)	(3,301)	(2,450)	(2,001)	(2,194)	(2,755)
Inventories たな卸資産	61,281	67,268	71,276	80,508	85,966	94,981	79,535	77,807	91,593	74,617
Deferred income taxes 繰延税金	4,470	7,750	9,590	10,707	10,139	11,798	11,336	9,026	12,186	13,001
Other current assets その他流動資産	6,603	4,643	4,022	4,939	8,310	12,613	9,705	7,116	7,875	6,950
Total current assets 流動資産合計	288,345	282,467	298,560	330,207	343,486	328,747	322,263	317,273	328,879	277,498
PROPERTY, PLANT AND EQUIPMENT： 有形固定資産										
Land 土地	43,053	44,647	54,097	53,734	51,169	50,166	50,598	51,082	50,479	46,979
Buildings 建物及び構築物	87,142	97,966	98,486	103,702	107,036	107,974	111,263	110,330	113,414	108,547
Machinery and equipment 機械その他	143,901	138,388	133,984	139,307	143,736	143,809	135,197	129,639	132,945	133,672
Construction in progress 建設仮勘定	14,316	4,941	1,813	2,198	2,746	4,124	4,326	3,933	5,680	8,642
Total 小計	288,412	285,942	288,380	298,941	304,687	306,073	301,384	294,984	302,518	297,840
Accumulated depreciation 減価償却累計額	(112,617)	(118,494)	(120,169)	(126,246)	(134,277)	(135,591)	(138,489)	(138,950)	(143,399)	(145,546)
Net property, plant and equipment 有形固定資産合計	175,795	167,448	168,211	172,695	170,410	170,482	162,895	156,034	159,119	152,294
OTHER ASSETS： 投資その他の資産										
Investments in and advances to associates 関連会社に対する投資及び貸付金	1,888	2,047	1,646	1,924	2,098	1,843	1,770	2,013	853	785
Investment securities 投資有価証券	91,078	65,953	86,144	71,170	59,710	55,336	54,114	69,397	57,500	43,431
Leasehold deposits 施設借用保証金	14,152	14,496	12,149	12,116	11,809	11,730	12,035	10,608	11,159	10,653
Deferred income taxes 繰延税金	—	3,621	3,825	7,410	6,945	7,507	8,834	6,415	17,986	43,901
Other その他の資産	18,549	16,142	16,879	17,407	16,472	17,484	18,675	17,749	17,648	20,804
Total other assets 投資その他の資産合計	125,667	102,259	120,643	110,027	97,034	93,900	95,428	106,182	105,146	119,574
TOTAL 資産合計	589,807	552,174	587,414	612,929	610,930	593,129	580,586	579,489	593,144	549,366

Note : "Deferred income taxes" listed under "OTHER ASSETS" in 1994 due to a change in accounting principal as required by SFAS No. 109.

注：1994年度の「その他資産」における「繰延税金」は新会計基準(SFAS No.109)の適用による。

Consolidated Balance Sheets 連結貸借対照表

(Million ¥)

Years ended March 31	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
LIABILITIES AND STOCKHOLDERS' EQUITY 負債・資本の部										
CURRENT LIABILITIES： 流動負債										
Bank loans 短期借入金	9,100	8,864	6,109	11,564	15,302	12,578	27,946	10,242	8,916	14,723
Notes and accounts payable,trade 支払手形・買掛金・未払金	68,834	68,455	73,062	80,307	95,552	88,756	70,971	78,467	82,225	60,000
Accrued expenses 未払費用	19,162	18,105	19,112	20,865	22,478	23,117	20,924	21,430	24,484	22,748
Income taxes 未払税金	4,364	8,126	9,864	11,472	16,236	15,011	9,020	11,334	14,797	3,832
Other current liabilities その他流動負債	19,176	19,267	25,814	24,203	25,603	29,020	26,625	24,741	26,628	26,950
Current portion of long-term debt 一年以内に返済予定の長期債務	74,354	77,216	24,258	42,202	18,024	8,466	2,167	1,262	26,340	1,192
Total current liabilities 流動負債合計	194,990	200,033	158,219	190,613	193,195	176,948	157,653	147,476	183,390	129,445
LONG-TERM DEBT： 長期借入金	142,828	100,363	97,375	55,349	41,821	33,500	56,610	57,968	31,957	42,796
DEFERRED INCOME TAXES： 繰延税金	646	3,249	11,912	17,195	13,145	11,335	908	3,725	23	436
TERMINATION AND RETIREMENT BENEFITS： 退職給付引当金	11,061	11,778	12,222	23,693	22,909	24,913	40,076	30,629	48,929	75,367
OTHER LONG-TERM LIABILITIES： その他固定負債	—	—	3,759	1,974	108	367	1,525	1,114	370	291
MINORITY INTERESTS IN SUBSIDIARIES： 少数株主持分	6,331	6,045	6,892	5,911	6,650	3,000	2,556	2,515	2,517	2,797
STOCKHOLDERS' EQUITY： 資本										
Common stock 資本金	38,688	38,688	64,075	64,079	64,079	64,079	64,079	64,082	64,082	64,082
Additional paid-in capital 資本剰余金	73,626	73,626	98,696	98,702	98,702	98,702	98,702	98,705	98,705	98,705
Legal reserve 利益準備金	4,362	4,725	5,087	5,473	5,963	6,314	6,811	7,250	7,652	7,660
Retained earnings その他剰余金	127,198	128,522	137,107	147,900	159,741	174,686	166,020	173,804	174,077	155,069
Accumulated other comprehensive income その他の包括利益累計額	(9,923)	(14,855)	(7,930)	2,040	4,617	(715)	(14,012)	(7,168)	(17,346)	(25,363)
Cumulative translation adjustments 為替換算調整額	(9,923)	(14,855)	(16,879)	(9,057)	(3,320)	(5,912)	(11,954)	(20,998)	(13,712)	(7,402)
Minimum pension liability adjustments 退職年金負債調整額	—	—	—	(4,639)	(2,146)	(1,401)	(7,138)	—	(7,251)	(21,224)
Net unrealized gain on securities 未実現有価証券評価損益	—	—	8,949	15,736	10,083	6,598	5,080	13,830	3,617	3,331
Unrealized gains (losses) on derivative instruments デリバティブ純利益	—	—	—	—	—	—	—	—	—	(68)
Transury stock 自己株式	—	—	—	—	—	—	(342)	(611)	(1,212)	(1,919)
Total stockholders' equity 資本合計	233,951	230,706	297,035	318,194	333,102	343,066	321,258	336,062	325,958	298,234
TOTAL 負債・資本合計	589,807	552,174	587,414	612,929	610,930	593,129	580,586	579,489	593,144	549,366

Consolidated Statements of Cash Flows 連結キャッシュ・フロー計算書

(Million ¥)

Years ended March 31	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
OPERATING ACTIVITIES： 営業活動における資金収支										
Net Income 当期純利益	4,573	4,690	12,152	14,587	15,739	18,300	2,174	11,561	22,297	(15,773)
Adjustments to reconcile net income to net 営業活動における資金収支と cash provieded by operating activities：当期純利益の調整										
Depreciation and amortization 減価償却費	37,607	33,502	31,438	30,196	31,234	31,129	31,396	31,445	32,217	33,569
Loss on impairment of property, plant and equipment 固定資産の減損	—	—	—	—	—	—	—	—	—	6,815
Loss on impairment of investment securities and other assets 投資有価証券及びその他の資産の減損	—	—	—	—	—	—	—	2,072	2,460	17,199
Termination and retirement benefits 退職給付引当金の増減	834	717	444	(154)	4,574	2,004	4,178	5,778	4,990	2,616
Deferred income taxes 繰延税金	(4,622)	(3,802)	(792)	(1,242)	(62)	(230)	(6,358)	(5,809)	(5,402)	(16,131)
Noncash interest expense,net 資金収支を伴わない支払利息	1,875	1,514	1,100	—	—	—	—	—	—	—
Minority interests 少数株主利益	328	134	438	626	557	168	31	427	422	132
Loss on sale of business entities 子会社・事業の売却による損	—	—	—	—	—	—	286	—	—	—
Change in assets and liabilities, net of effects of acquisitions：資産・負債の増減（会社買収による影響を除く）										
Notes and accounts receivable − trade 受取手形及び売掛金	5,601	(2,199)	(2,195)	(16,936)	(7,927)	(3,537)	2,025	2,507	(5,593)	19,402
Inventories たな卸資産	8,792	(5,987)	(4,008)	(7,289)	(4,163)	(8,412)	10,529	(534)	(13,320)	17,403
Other assets その他の資産	(3,735)	2,077	(2,578)	494	(2,080)	(7,004)	5,306	(3,030)	875	2,279
Notes and accounts payable − trade 支払手形及び買掛金	(3,931)	(97)	4,626	5,841	12,000	(4,315)	(11,969)	10,062	3,620	(22,291)
Income taxes payable 未払税金	(2,097)	3,762	1,738	1,455	4,711	(1,998)	(5,967)	2,633	3,438	(10,992)
Accrued expenses and other 未払費用及びその他流動負債	(300)	(1,058)	3,748	(706)	3,232	4,425	(970)	(585)	4,140	(1,082)
Other − net その他	1,647	(3,674)	(688)	(1,155)	(958)	1,556	(1,078)	3,399	652	541
Total adjustments 調整計	41,999	24,889	33,271	11,130	41,118	13,786	27,409	48,365	28,499	49,460
Net cash provided by operating activities 営業活動における資金収支合計	46,572	29,579	45,423	25,717	56,857	32,086	29,583	59,926	50,796	33,687
INVESTING ACTIVITIES： 投資活動における資金収支										
Net proceeds (purchase) of short-term investments and investment securities 短期投資および投資有価証券の増減	(13,261)	26,752	(12,600)	24,757	(2,233)	19,858	4,505	(5,124)	3,985	(3,070)
Capital expenditures 有形固定資産の取得	(34,584)	(26,875)	(30,954)	(34,079)	(29,956)	(35,896)	(36,696)	(31,146)	(37,583)	(38,896)
Acquistion of businesses, net of cash acquired 会社買収および売却	(589)	—	—	—	—	—	1,998	—	—	—
Increase in leasehold deposits 施設借用保証金の増加	(851)	(275)	2,338	57	285	5	(527)	1,456	(538)	506
Proceeds from sales of property, plant and equipment 有形固定資産の売却による収入	666	1,411	5,368	3,427	2,818	1,335	1,895	1,081	1,953	1,450
Other − net その他	557	44	—	—	—	(2,933)	(186)	(447)	(182)	(111)
Net cash used in investing activities 投資活動における資金収支合計	(48,062)	1,057	(35,848)	(5,838)	(29,086)	(17,631)	(29,011)	(34,180)	(32,365)	(40,121)
Free cash Flow 純現金収支	(1,490)	30,636	9,575	19,879	27,771	14,455	572	25,746	18,431	(6,434)
FINANCING ACTIVITIES： 財務活動における資金収支										
Net borrowings (repayments) of short-term bank loans 短期借入金の増減	(12,455)	(237)	(2,754)	5,141	3,738	(2,864)	15,515	(18,087)	(1,371)	5,786
Proceeds from issuance of long-term debt and warrants 長期債務の増加及び新株引受権の発行	10,822	38,518	22,287	1,050	5,446	648	25,413	775	715	13,102
Repayments of long-term debt 長期債務の返済	(9,728)	(76,778)	(77,733)	(26,525)	(43,634)	(18,013)	(8,956)	(3,102)	(1,650)	(26,970)
Proceeds from issuance of common stock pursuant to exercise of warrants 新株引受権の行使による株式の発行	—	—	49,918	—	—	—	—	—	—	—
Dividends paid 支払配当金	(3,003)	(3,003)	(3,003)	(3,355)	(3,407)	(3,408)	(3,372)	(3,371)	(3,337)	(3,267)
Share buyback 消却のための自己株式の取得	—	—	—	—	—	—	(6,971)	—	(18,338)	—
Treasury stock 自己株式の取得	—	—	—	—	—	—	—	—	(749)	(725)
Exercise of stock options ストックオプションの行使	—	—	—	—	—	—	—	—	148	18
Net cash provided by (used in) financing activities 財務活動における資金収支合計	(14,364)	(41,500)	(11,285)	(23,689)	(37,857)	(23,637)	21,629	(23,785)	(24,582)	(12,056)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS 換算レート変動の影響	(2,667)	(1,476)	(965)	1,618	1,510	(1,741)	(1,666)	(2,191)	3,102	3,648
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS 資金収支合計	(18,521)	(12,340)	(2,675)	(2,192)	(8,576)	(10,923)	20,535	(230)	(3,049)	(14,842)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR 期首現金及び現金同等物残高	123,592	105,071	92,731	90,056	87,864	79,288	68,365	88,900	88,670	85,621
CASH AND CASH EQUIVALENTS AT END OF THE YEAR 期末現金及び現金同等物残高	105,071	92,731	90,056	87,864	79,288	68,365	88,900	88,670	85,621	70,779

Main Products 主要製品

Industrial Automation Company	**Control Equipment** (PLCs, Industrial Networking Equipment, Programmable Terminals, Application software, etc.), **Motion Controllers** (Inverters, Servo Motors, Servo Drives, etc.), **Sensors** (Photoelectric Sensors, Proximity Sensors, Displacement Sensors, Safety Light Curtains, *Pressure Sensors, Ultrasound Sensors, Measurement Sensors, etc.*), **Advanced Sensors** (*Vision Sensors, Image* Sensors, RFID, Laser Markers, 2-Dimensional Code Readers, etc.), **Switches** (Limit Switches, Basic Switches, Manual Switches), **Relays** (Solid-state Relays, I/O Relay Terminals, etc.), **Other Control Devices** (Timers, Counters, Temperature Controllers, Level Controllers, Protective Devices, Power Supplies, Digital Panel Meters, Transmission Units, Wireless Units, Energy-saving Devices, Safety-related Devices, etc.), **Inspection Systems** (PCB Inspection Systems, Sheet Inspection Systems, Solder Paste Printing, Other Inspection Systems, etc.).
Electronic Components Company	**Switches** (Basic Switches, Tactile Switches, Trigger Switches, DIP Switches, etc.), **Relays** (General-purpose Relays, PCB Relays) **Automotive Devices** (Keyless Entry Systems, Power Window Switches, Various Automotive Relays, Electric Power Steering Controllers, Detection Swtiches, Multiplex Controllers, Power Seat Switches, Buckle Switches, Laser Radar Devices, etc.), **Amusement Components, Units and Systems** (Sensors, Keys, IC's, Game Controllers) **Connectors, Sensors for Consumer, Micro Lens Alleys, Components for printer and photocopier** (Counterfeit Detectors, etc.).
Social Systems Business Company	**Electronic Fund Transfer Systems** (Automated Teller Machines, Cash Dispensers, Automated Bill Changers, Automated loan application machines, POS Systems, Credit／Debit Card Transaction Terminals, etc.), **Public Transportation Systems** (Automated Ticket Venders, Automated Passenger Gates, Automated Fare Adjustment Systems, Commuter Ticket Issuing Machines, etc.), **Traffic and *Road Management Systems*** (*Traffic Management Systems, Vehicle Information and Communication Systems*, Travel Time Measurement Systems, Public Transportation Priority Systems, etc.), **Parking Systems, Totalizator Systems, Security-related Systems, Millimeter Wave Communication Systems, Contents-delivery Terminals.**
Healthcare Company	**Healthcare Equipment** (Digital Blood Pressure Monitors, Digital Thermometers, Electronic Pulse Massagers, Chair Massagers, Pedometers, Body-fat Analyzers, Fitness Equipment, etc.), **Medical Equipment** (Nebulizers, Professional Digital Blood Pressure Monitors, etc.), **Health Management Services** (Consultations, Health Promotion Programs, etc.).
Others	**Creative Service Company:Outsourcing service** (consulting with the aim of increasing the efficiency of the client company's operations, and contract operations in areas *including personnel, accounting,* and general affairs) **Business Development Group:Personal Computer Peripherals** (Terminal Adapters, ADSL Modems, Mobile Phone Modems, Backup Power Supplies, Scanners, Finger print authentication units), **Card Readers, Room Access Control Systems, RF-ID Tags, Photo-sticker Vending Machines, Speech Recognition and Voice Authentication Systems.**
インダストリアル オートメーション ビジネスカンパニー	コントローラ関連機器（プログラマブルコントローラ、フィールドネットワーク機器、プログラマブルターミナル、各種アプリケーションソフト等） モーションコントロール機器（インバータ、サーボモータ、サーボドライバ等） センサ（光電センサ、近接センサ、変位センサ、安全センサ、圧力センサ、超音波センサ、計測センサ等） アドバンスドセンサ（視覚コンポ、映像コンポ、RFID、レーザーマーカ、2次元コードリーダ等） スイッチ（リミットスイッチ、マイクロスイッチ、操作用スイッチ等） リレー（ソリッドステートリレー、I／Oリレーターミナル等） その他制御用機器（タイマ、カウンタ、電子温度調節器、レベル機器、保護機器、電源、デジタルパネルメータ、伝送機器、無線機器、省エネ機器、安全機器等） 各種検査装置（基板はんだ検査装置、シート検査装置、ソルダーペースト印刷検査装置等）
エレクトロニクス コンポーネンツ ビジネスカンパニー	スイッチ（マイクロスイッチ、タクタイルスイッチ、トリガスイッチ、ディップスイッチ等） リレー（一般用電磁リレー、プリント基板搭載型リレー等） 車載電装部品（キーレスエントリーシステム、パワーウインドウスイッチ、各種車載用リレー、電動パワーステアリングコントローラ、検出スイッチ、多重通信コントローラ、パワーシートスイッチ、バックルスイッチ、レーザーレーダ等） アミューズメント機器用部品・ユニット・システム（専用センサ、専用鍵、専用IC、ゲームコントローラ等） コネクタ、業務民生用センサ、マイクロレンズアレイ 複写機、プリンタ向け付属機器（ペーパハンドリング機器、紙幣鑑別装置等）
ソーシアルシステムズ ビジネスカンパニー	電子決済システム（現金自動預金支払機、現金自動支払機、紙幣自動両替機、無人契約機、POSシステム、クレジット・デビット決済端末、プリペイドカードシステム等） 駅務システム（自動券売機、自動改札機、自動精算機、定期券発行機等） 交通管理・道路管理システム（交通管制システム、道路情報提供システム、旅行時間計測システム、交通流監視支援システム等） 駐車場システム、トータリゼータシステム、警備保障関連機器 ミリ波無線通信装置、コンテンツデリバリー端末
ヘルスケアビジネスカンパニー	健康機器（電子血圧計、電子体温計、低周波治療器、マッサージャ、歩数計、体脂肪計、フィットネス機器等） 医用機器（ネブライザ、業務用電子血圧計等） 健康サービス（健康指導、生活習慣改善プログラム等）
その他	クリエーティブサービスビジネスカンパニー：アウトソーシングサービス（企業における間接業務効率化のためのコンサルティングおよび人事・経理・総務などの業務委託） 事業開発本部：パソコン周辺機器（ターミナルアダプタ、ADSLモデム、携帯モデム、バックアップ電源、スキャナ、指紋照合ユニット）、カードリーダ、入退出管理システム、RFタグ、プリントシール機、音声自動応答システム

Common Stock Price Range (Osaka Securities Exchange)
株価推移（大阪証券取引所）



Price Range of Common Stock of OMRON
株価
(Left Scale 左目盛)
Adjusted Average for 225 Stocks
日経平均株価
(Right Scale 右目盛)
(¥)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
(¥)
25,000
20,000
15,000
10,000
5,000
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002



Volume : OMRON
出来高
(株)
80,000,000
60,000,000
40,000,000
20,000,000
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Fiscal Year ended March 31 ～年3月期		1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Price Range 株価 (¥)	High 高値	1,430	1,820	1,910	2,710	2,400	2,900	2,230	3,450	3,200	2,560
	Low 安値	938	1,230	1,450	1,500	1,690	1,760	1,059	1,500	1,702	1,390

Notes : Prices have been retroactively adjusted for free share distributions.
Volumes inclde shares traded at both the Tokyo and Osaka Stock Exchanges.

注：株価は株式分割を考慮し、修正したものです。
出来高は東京証券取引所と大阪証券取引所の合計です。

OMRON Corporate Organzation Chart 組織図



Shareholders' Meeting
Board of Directors
Representative Director and Chief Executive Officer
Board of Corporate Auditors
Auditors
Corporate Auditor Staff Group
Corporate Auditing Division
Corporate General Affairs Division
Corporate Planning Division
Human Resources Headquarters
Business Process Innovation Headquarters
Research and Development Headquarters
Business Development Group
Industrial Automation Company
Electronic Components Company
Social Systems Solutions & Service Business Company
Advanced Module Business Company
Healthcare Company
Creative Service Company

※From June 21, 2002



株主総会
取締役会
社　長
監査役会
監査役
監査役室
監査室
経営総務室
経営企画室
人事本部
業務改革本部
技術本部
事業開発本部
インダストリアルオートメーションビジネスカンパニー
エレクトロニクスコンポーネンツビジネスカンパニー
ソーシアルシステムズ・ソリューション&サービス・ビジネスカンパニー
アドバンスト・モジュール・ビジネスカンパニー
ヘルスケアビジネスカンパニー
クリエーティブサービスビジネスカンパニー

※2002年6月21日より

Corporate Data (As of March 31, 2002)　会社概要（2002年3月31日現在）

Head Office	Shiokoji Horikawa,Simogyo-ku kyoto 600-8530, Japan Phone: (075) 344-7000 Fax : (075) 344-7001
Tokyo Head Office	3-4-10,Toranomon, Minato-ku Tokyo 105-0001, Japan Phone: (03) 3436-7170 Fax : (03) 3436-7180 Home Page Address http://www.omron.co.jp (Japanese) http://www.omron.com (English)
Date of Establishment	May 10,1933
Industrial Property Rights	Number of patents: 2,313 (Japan) 1,481 (Overseas) Number of patents pending: 6,138 (Japan) 809 (Overseas)
Number of Emloyees	25,395
Paid-in Capital	¥ 64,082 million
Common Stock	Authorized: 487,000,000 shares Issued : 249,109,236 shares Number of shareholders: 25,610
Stock Listings	Osaka Securities Exchange Tokyo Stock Exchange Nagoya Stock Exchange Frankfurt Stock Exchange

本社	京都市下京区塩小路通堀川東入 〒600-8530 電話番号（075）344-7000 FAX番号（075）344-7001
東京本社	東京都港区虎ノ門3-4-10 〒105-0001 電話番号（03）3436-7170 FAX番号（03）3436-7180 ホームページアドレス http://www.omron.co.jp（日本語） http://www.omron.com（英語）
創業日	1933年5月10日
工業所有権	特許保有権利数 2,313（日本） 1,481（海外） 出願中特許数 6,138（日本） 809（海外）
従業員数	25,395
払込資本金	640億8千2百万円
普通株式	授権株式数 487,000,000 株 発行済株式数 249,109,236 株 株主数 25,610
上場証券取引所	大阪証券取引所 東京証券取引所 名古屋証券取引所 フランクフルト証券取引所

This book is made of recycled paper.
この冊子はリサイクルペーパーを使用しています。

OMRON Corporation
Shiokoji Horikawa, Shimogyo-ku, kyoto 600-8530, Japan

Consolidated Financial Statements for the Fiscal Year Ended March 31, 2002

May 8, 2002

These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in the United States ("U.S. GAAP") except for Segment Information.

Omron Corporation
Shiokoji Horikawa, Shimogyo-ku,
Kyoto 600-8530, Japan
http://www.omron.com/index.html
Contact: Hitoshi Kondo
General Manager, Corporate Accounting and Financial H.Q., Accounting Department
Phone: +81-75-344-7070

Stock exchange listings: Tokyo, Osaka, Nagoya
Code number: 6645
Board of Directors meeting: May 8, 2002
Use of U.S. accounting standards: Yes

03 JUL 17 AM 7:21

1. Results for Fiscal 2001 (April 1, 2001-March 31, 2002)

(1) Sales and Income

Note: All amounts in these financial statements and the attachments thereto are rounded to the nearest million yen.

	Net sales (¥ million)	Year-on-year change (%)	Operating income (¥ million)	Year-on-year change (%)	Income (loss) before income taxes (¥ million)	Year-on-year change (%)
Fiscal 2001	533,964	(10.1)	4,221	(90.5)	(25,373)	—
Fiscal 2000	594,259	7.0	44,349	69.4	40,037	90.3

	Net income (loss) (¥ million)	Year-on-year change (%)	Earnings (loss) per share (basic) (¥)	Earnings per share (diluted) (¥)	Return on equity (%)	Income (loss) before income taxes /total assets (%)	Income (loss) before income taxes /net sales (%)
Fiscal 2001	(15,773)	—	(63.50)	—	(5.1)	(4.4)	(4.8)
Fiscal 2000	22,297	92.9	87.43	85.33	6.7	6.8	6.7

Notes: 1. Equity in earnings of affiliates: ¥75 million (Fiscal 2000: ¥75 million)
2. Changes in accounting methods: Yes
3. Average number of shares outstanding (consolidated): 248,401,803 shares (Fiscal 2000: 255,031,698 shares)
4. Year-on-year change for net sales, operating income, income (loss) before income taxes and net income (loss) is based on the previous fiscal year.

(2) Financial Position

	Total assets (¥ million)	Shareholders' equity (¥ million)	Shareholders' equity/total assets (%)	Shareholders' equity per share (¥)
Fiscal 2001	549,366	298,234	54.3	1,201.23
Fiscal 2000	593,144	325,958	55.0	1,311.12

Note: Number of shares outstanding at end of period (consolidated): 248,272,947 shares (Fiscal 2000: 248,611,236 shares)

(3) Cash Flows

	Net cash provided by operating activities (¥ million)	Net cash used in investing activities (¥ million)	Net cash used in financing activities (¥ million)	Cash and cash equivalents at end of period (¥ million)
Fiscal 2001	33,687	(40,121)	(12,056)	70,779
Fiscal 2000	50,796	(32,365)	(24,582)	85,621

(4) Scope of consolidation and application of the equity method
Consolidated subsidiaries: 133 companies
Unconsolidated subsidiaries accounted for by the equity method: None
Affiliated companies accounted for by the equity method: 13 companies

(5) Changes in scope of consolidation and application of the equity method:
Consolidation: (New) 3 companies (Eliminated) 2 companies
Equity method: (New) 2 companies (Eliminated) None

2. Projected Results for Fiscal 2002 (April 1, 2002-March 31, 2003)

	Net sales (¥ million)	Income (loss) before income taxes (¥ million)	Net income (loss) (¥ million)
6 months ending 9/02	246,000	(21,000)	(13,000)
Fiscal 2002	550,000	2,000	1,000

Reference: Estimated earnings per share (fiscal 2002): ¥4.03

Note: Please see pages 6-8 of the attached materials regarding the above projected results.

May 8, 2002
Omron Corporation

Summary of Results for Fiscal 2001 (April 1, 2001 – March 31, 2002)

1. Consolidated results

(Millions of yen, %)

	Year ended March 31, 2002	Year ended March 31, 2001	Year-on-year change (%)
Net sales	**533,964**	594,259	90%
Income (loss) before income taxes [% of net sales]	**(25,373) [-4.8%]**	40,037 [6.7%]	— [-11.5 points]
Net income (loss)	**(15,773)**	22,297	—
Earnings (loss) per share (basic) (¥) (Note 3)	**(65.04) (63.50)**	87.43	(152.47) (150.93)

Notes:
1. The financial statements are prepared in accordance with U.S. GAAP.
2. Includes 133 consolidated subsidiaries and 13 affiliated companies accounted for by the equity method.
3. The top figure in "Earnings (loss) per share (basic)" was calculated using income or loss before cumulative effect of accounting changes.

2. Non-consolidated results

(Millions of yen, %)

	Year ended March 31, 2002	Year ended March 31, 2001	Year-on-year change (%)
Net sales	**347,223**	429,306	81%
Ordinary income (loss) [% of net sales]	**(2,186) [-0.6%]**	28,120 [6.6%]	— [-7.2 points]
Net income (loss)	**(8,840)**	16,839	—
Earnings (loss) per share (¥)	**(35.59)**	65.91	(101.50)
Cash dividends per share (¥)	**6.50 (interim) 13.00 (fiscal year)**	6.50 (interim) 13.00 (fiscal year)	—

(Attachment)

1. The Omron Group

The Omron Group consists of Omron Corporation and 133 consolidated subsidiaries (52 in Japan, 81 overseas) and 13 affiliates (8 in Japan, 5 overseas). Under the internal company system used by Omron Corporation, business activities are carried out by the Industrial Automation Company, Electronic Components Company, Social Systems Business Company, Healthcare Company and Others (Creative Service Company, etc.).

The following chart shows the position of the main companies that make up the Omron Group.



Customers
Marketing / Maintenance (Japan)
Industrial Automation Company
OMRON Two Four Service Co., Ltd.
Social Systems Business Company
OMRON Field Engineering Co., Ltd.
OMRON Systems Kyushu Co., Ltd.
Marketing / Maintenance (Overseas)
Industrial Automation Company
OMRON Electronics Llc. (U.S.A.)
OMRON Canada Inc. (Canada)
OMRON Electronics S.A. (Spain)
OMRON Electronics S.r.l. (Italy)
OMRON Electronics Ltd. (U.K.)
OMRON Electronics Asia Ltd. (Hong Kong)
OMRON Taiwan Electronics Inc. (Taiwan)
OMRON Trading (Tianjin) Co., Ltd. (China)
Electronic Components Company
OMRON Electronics Components Europe B.V. (The Netherlands)
OMRON Electronics Components Pte. Ltd. (Singapore)
OMRON Electronics Components Co., Ltd. (Thailand)
Social Systems Business Company
OMRON Transaction Systems, Inc. (U.S.A.)
OMRON Business Systems Singapore (Pte.) Ltd. (Singapore)
Healthcare Company
OMRON Healthcare, Inc. (U.S.A.)
OMRON Healthcare Europe B.V. (The Netherlands)
OMRON Healthcare Singapore Pte. Ltd. (Singapore)
OMRON Industry & Trade (Dalian) Co., Ltd. (China)
OMRON Corporation
Industrial Automation Company
Electronic Components Company
Social Systems Business Company
Healthcare Company
Manufacturing / Research and Development (Japan)
Industrial Automation Company
OMRON Okayama Co., Ltd.
OMRON Izumo Co., Ltd.
OMRON Takeo Co., Ltd.
OMRON Aso Co., Ltd.
Electronic Components Company
OMRON Iida Co., Ltd.
OMRON Ichinomiya Co., Ltd.
OMRON Kurayoshi Co., Ltd.
OMRON Sanyo Co., Ltd.
OMRON Kumamoto Co., Ltd.
Social Systems Business Company
OMRON Nohgata Co., Ltd.
OMRON Software Co., Ltd.
Healthcare Company
OMRON Matsusaka Co., Ltd.
OMRON Institute of Life Science Co., Ltd.
Manufacturing / Research and Development (Overseas)
Industrial Automation Company
OMRON Manufacturing of America, Inc. (U.S.A.)
OMRON Manufacturing of The Netherlands B.V. (The Netherlands)
OTE Engineering Inc. (Taiwan)
OMRON (Shanghai) Co., Ltd. (China)
Electronic Components Company
OMRON Automotive Electronics, Inc. (U.S.A.)
OMRON Dualtec Automotive Electronics Inc. (Canada)
OMRON Malaysia Sdn. Bhd. (Malaysia)
P.T. OMRON Manufacturing of Indonesia (Indonesia)
Shanghai OMRON Control Components Co., Ltd. (China)
OMRON Electronics Components (Shenzhen) Ltd. (China)
Social Systems Business Company
OMRON Mechatronics of The Philippines Corp. (Philippines)
Healthcare Company
OMRON Dalian Co., Ltd. (China)

(Attachment)

2. Management Policies

(1) Basic Management Policy

In the year ended March 31, 2002, Omron began implementing "Grand Design 2010" (GD2010), a vision that sets the basic policies for management of the Omron Group for the 10 years ending in 2010. In accordance with these basic policies, Omron has set the management objective of maximizing corporate value over the long term, based on the Company's mission of contributing to the advancement of society, with the aim of becoming a 21st century company.

In the first phase of GD2010, in order to meet the challenge of global competition, we have set the following three mid-term targets, which we intend to achieve by March 2005:

① ROE of 10%

② Accelerate business divestitures and shift to a holding company structure

③ List stock on overseas exchanges, including the New York Stock Exchange

(2) Basic Policy for Distribution of Profits

For short-term distribution of profits, the Company plans to place greater weight on consolidated results in its basic dividend policy. Additionally, we will seek to provide steady returns of profits to shareholders, after securing the retained earnings needed for future business expansion and to deal with future changes in the business environment.

To generate long-term returns for shareholders, we have been repurchasing and retiring Company stock, and will continue to work toward steady profit distribution through measures including the use of a new system for acquisition of treasury stock.

(3) Policies on Lowering Stock Trading Unit

In its financial policy, Omron places importance on increasing the liquidity of the Company's stock and increasing the number of shareholders. Considering the present stock price level and the minimum investment amount, Omron is considering lowering the stock trading unit to make it easier for shareholders to invest in Omron stock. Specific measures and time frames have not yet been decided.

(4) Targets for Management Indicators

In the aforementioned GD2010, Omron has set return on equity (ROE) as a management indicator, and aims to achieve ROE of 10% by the year ending March 2005 through growth in earnings.

(5) Long-Term Management Strategies

To ensure achievement of the mid-term targets established in GD2010, we have set "Maximization of Business Strength" as our policy for the next three fiscal years. Sub-divisions of this policy are "Accomplishing Group Productivity Structural Reforms" in the year ending March 2003, "From Structural Reform to Creation" in the year ending March 2004 and "Establishing a Structure for Growth" in the year ending March 2005. In particular, for the 18-month period from the beginning of April 2002 to the end of September 2003, we have begun implementing VIC21, a package of structural reform measures to improve productivity in all activities of the Omron Group, which we announced in November 2001. The broad goal of VIC21 is fortifying the measures of GD2010 in terms of both quality and speed, with three concrete targets: (1) reducing group-wide fixed and variable costs by ¥30 billion; (2) increasing the overseas production and procurement ratios by 50%; and (3) eliminating unprofitable and low-profit businesses.

(6) Issues Facing the Company

The products and services of Omron's main businesses are used in plant and equipment investment of IT and semiconductor industries and as electronic components in manufacturing electronic and electrical equipment. Consequently, the slump in these industries had a major impact on Omron's business results for the past fiscal year.

To stabilize Omron's results and maintain continuous growth in the future, we will increase production in China and other overseas countries, and strengthen our cost competitiveness to withstand changes in demand. At the same time, we will work to develop new products and new businesses in fields where sensing and control technologies, Omron's core competencies, can be applied more broadly.

(7) Measures for Optimizing Our Management Organization

Omron is aware that in a rapidly changing business environment, establishing a management structure that responds swiftly to the speed of changes, global standardization of management, and ensuring management transparency and fairness are essential measures for strengthening corporate governance. As part of these measures, we have worked to provide prompt information disclosure, moved to separate management and executive functions, and introduced outside directors and auditors. We will continue to promote these measures and carry out the management reforms necessary to survive and prosper as a global company.

(Attachment)

3. Results of Operations and Financial Condition

(a) Results of Operations

(1) Overview of the Fiscal Year

① General Overview

During the fiscal year ended March 31, 2002, the U.S. economy, which had been the growth engine of the global economy, experienced a major downturn due to the slump in information technology (IT) and related industries, and recovery was delayed by the September 11 terrorist attacks. The impact of the slowdown in the United States was also felt in the economies of Asia and Europe, which remained weak. The Japanese economy also continued to slump. Lackluster consumer spending and falling exports and production led to a steep decline in corporate earnings, which resulted in a large drop in capital investment and a further worsening of the employment picture.

In markets related to Omron, restrained capital investment in the semiconductor and IT-related industries and deteriorating results in the electrical machinery and electronics industries led to lower demand for control system equipment. As a result, sales in Omron's core Industrial Automation Company and Electronic Components Company declined substantially. Restrained investment by domestic financial institutions and railway companies had a large negative impact on the Social Systems Business Company. Sales of the Healthcare Company were limited to a small increase due to weak domestic consumer spending. Overall, consolidated net sales for the fiscal year totaled ¥533,964 million, a year-on-year decrease of 10 percent.

In income categories, reflecting the decline in net sales, operating income, although remaining in the black, declined 90 percent year-on-year to ¥4,221 million. Omron posted extraordinary losses on the reduction of nonperforming assets in connection with business restructuring, and on securities valuation losses. As a result, the Company recorded a net loss before income taxes of ¥25,373 million and a net loss of ¥15,773 million.

② Segment Information

Because of divisional restructuring among companies, prior-year results for net sales of internal companies were recalculated in order to show a more realistic comparison.

- Industrial Automation Company

Private-sector capital investment declined sharply, especially in the semiconductor and IT-related industries, and despite an apparent bottoming out in the latter part of the second half, companies maintained a cautious stance toward capital investment. As a result, severe conditions prevailed throughout the fiscal year. In this environment, Omron introduced products and provided solutions that meet needs related to safety, information and the environment at production sites. However, with the extremely low inclination to invest, domestic sales declined sharply. Overseas, although the yen's depreciation had a positive effect on results when converted into yen, sales in North America were weak due to continuing capital investment adjustments. In Asia, worsening conditions in IT-related industries had a major effect on capital investment as a whole, resulting in a large drop in sales. Sales in Europe were firm, however, supported by the favorable effect of exchange rates. Sales in China also increased over the prior fiscal year, owing to factors including strengthening of sales, including direct distribution, and investment in business infrastructure.

As a result, total net sales of the Industrial Automation Company were ¥186,984 million, a year-on-year decrease of 18 percent.

- Electronic Components Company

In Japan, the rapid deterioration in IT-related industries such as semiconductors and electronic components, along with weak capital investment, led to a large decline in sales of semiconductor and consumer and commerce (C&C) components. However, the amusement components and automotive electronic components sectors posted solid sales. In the North American market, the economic slowdown, combined with the large impact from the terrorist attacks, resulted in a major decline in sales to the manufacturing, electrical appliance and communications industries. Automotive electronic component sales were expected to decrease considerably after the terrorist attacks, but the zero interest-rate policy supported favorable sales overall without a major decline. In Southeast Asia, results were affected by the slowdown in the U.S. economy, and despite relatively healthy sales to the electrical appliance market, intensifying price competition with manufacturers in China and a drop in sales to the communications industry led to lackluster sales overall.

As a result, net sales of the Electronic Components Company totaled ¥128,193 million, a year-on-year decline of 1 percent.

- Social Systems Business Company

In the banking systems business, the absence of special demand for equipment to handle new bank notes, which contributed to sales in the prior fiscal year, resulted in a decrease in equipment investment capacity among customers, particularly banks. In the commerce market, the bankruptcy of major retailers and other factors resulted in a tough business environment. However, by providing products that meet current trends, such as ATMs for convenience stores, and conducting aggressive sales activities for new types of ATMs, automated loan machines and other products, Omron was able to maintain stable sales. In the public transportation systems sector, the implementation of the PassNet system in the Kanto region generated major demand for new equipment in the prior fiscal year; in this fiscal year, there was a large reactionary decline in demand. Efforts to introduce and expand sales of new automated ticket vending machines and automated entry/exit machines were unable to compensate for this drop in demand. In the traffic control and road information systems sector, budget tightening by local governments led customers to severely curtail investment, and sales fell sharply.

As a result of these factors, net sales of the Social Systems Business Company totaled ¥124,627 million, a year-on-year decrease of 12 percent.

- Healthcare Company

In the domestic market, continued weakness in consumer spending combined with changes in the consumption structure and the distribution industry for a very difficult business environment. In response to progress in restructuring in the distribution industry, diversification of sales spaces and polarization of stores, Omron strengthened sales expansion measures, including practicing area management and promoting creation of sales spaces tailored to individual stores. In addition, we introduced a new type of body fat monitor, a nebulizer that uses a new atomization method, and the first thermometer in Japan that measures body temperature from the underarm in 5 seconds. However, the weakness in consumer spending and the specter of deflation resulted in a decrease in sales. Overseas, the depreciation of the yen had a positive effect, and sales were generally solid in Europe, North America and Asia. In particular, firm consumption trends in North America and robust consumption in China supported sales in those markets. In the health services sector, a new business for Omron, we worked to create a new business model with the *Kenko Tatsujin* series as the core.

As a result, the Healthcare Company posted net sales of ¥40,617 million, an increase of 3 percent year-on-year.

- Others

Demand for the consulting and outsourcing businesses of the Creative Service Company was solid as companies implemented structural reforms.

In the Business Development Group, competition increased due to the entry of other companies in the photo-sticker machine business, but sales increased substantially due to growth in the number of installed units. In the automated answering system business, demand expanded in areas such as call centers for financial institutions. Sales of PC peripheral equipment decreased due to the market slump and price declines, as well as lower-than-expected store sales of ADSL modems.

As a result of these factors, net sales of other businesses totaled ¥53,543 million, a year-on-year decrease of 4 percent.

③ Distribution of Profits

Following the basic policy for shareholder dividends described earlier, Omron will maintain the year-end dividend at ¥6.50 per share, for total dividends of ¥13.00 per share for the full fiscal year.

(2) Outlook for the Fiscal Year Ending March 31, 2003

① General Outlook

Looking ahead, inventory adjustments in IT-related fields and other areas are making steady progress worldwide. In addition, the U.S. economy, which is expected to lead the recovery of the world economy, appears to be bouncing back faster than anticipated after the terrorist attacks. In Japan, Asia and Europe, expectations are growing for the expansion of production, exports and capital investment from the recovery of the U.S. economy. However, a strong rebound associated with real demand after inventory adjustments will require more time. The Japanese economy in particular is likely to be limited to a mild recovery, held back by the risk of structural concerns such as the shift of manufacturing overseas and the resulting employment problem.

With the challenging business environment expected to continue, Omron will make strategic investments in the future growth of its two core businesses, the Industrial Automation Company and the Electronic Components Company. Additionally, we will implement the measures in VIC21 and accelerate structural reforms to carry out the urgent task of building a firm corporate structure that is not dependent on market recovery.

(Attachment)

Regarding the outlook for results for the fiscal year ending March 2003, assuming exchange rates of 125 yen to the U.S. dollar and 110 yen to the euro, we project net sales of ¥550.0 billion, operating income of ¥21.0 billion, income before income taxes of ¥2.0 billion and net income of ¥1.0 billion. Sales growth in the Industrial Automation Company and Electronic Components Company will contribute to the increase in net sales. Operating income will improve substantially due to the increase in net sales and cost reductions from the previously mentioned structural reforms. Income before income taxes and net income will be limited to low levels due to expenses related to the structural reforms.

On a non-consolidated basis Omron forecasts net sales of ¥348.0 billion, ordinary income of ¥1.0 billion and a net loss of ¥5.0 billion.

② Outlook by Business Segment

- Industrial Automation Company

The domestic economy is expected to recover moderately in the second half, while overseas economies are projected to rebound earlier, with growth in Asia and China. Total net sales of the Industrial Automation Company are projected to increase 5 percent.

- Electronic Components Company

A moderate recovery is expected in consumer and commerce (C&C) components, and the automotive electronic component and amusement sectors are expected to remain firm. In addition, new products will be introduced. Total net sales of the Electronic Components Company are projected to increase 5 percent.

- Social Systems Business Company

Capital investment among financial institutions and railway companies is expected to remain weak, but expansion is projected in sales of traffic control systems and overseas sales of modules. Total net sales of the Social Systems Business Company are expected to remain essentially unchanged.

- Healthcare Company

With weak consumer spending continuing in Japan and firm consumption overseas, major growth in demand for healthcare products is not anticipated. Total net sales of the Healthcare Company are projected to decrease 2 percent.

- Others

Solid growth is expected to continue in the consulting business of the Creative Service Company and the photo-sticker machine business of the Business Development Group, and new products will be developed in the PC peripheral equipment business. Total net sales of other businesses are projected to increase 3 percent.

③ Distribution of Profits

For distribution of profits in the fiscal year ending March 2003, as mentioned earlier, final profit for the year is expected to remain low due to the effect of extraordinary losses resulting from structural reforms of the Omron Group. As a result, we plan to reduce total cash dividends to ¥10 per share, including an interim dividend of ¥5 per share.

(Attachment)

(b) Financial Condition

(1) Fiscal Year Ended March 31, 2002

For the year ended March 31, 2002, cash flow provided by operating activities totaled ¥33,687 million. A primary factor behind the increase was that a large portion of the net loss of ¥15,773 million consisted of losses that do not detract from cash flow, such as securities valuation losses and the reserve for losses on business contraction. Other factors included increased depreciation and decreases in notes and accounts receivable and inventories due to lower net sales. Net cash used in investing activities was ¥40,121 million, as restrained investment in property, plant and equipment because of the decrease in results offset expenditures on the construction of the Keihanna R&D Laboratory. Net cash used in financing activities was ¥12,056 million due to repayment of long-term debt and payment of cash dividends.

As a result of the above, in addition to the effect of exchange rates, cash and cash equivalents at the end of the period decreased ¥14,842 million from a year earlier to ¥70,779 million.

(2) Outlook for the Fiscal Year Ending March 31, 2003

With regard to cash flow in the fiscal year ending March 31, 2003, cash flow-related expenses, such as one-time severance payments resulting from structural reforms, and temporary capital needs, such as funds for construction of the Keihanna R&D Laboratory, are anticipated. Additionally, as companies increasingly liquidate cross-shareholdings, we will consider buying back our own stock from the market and holding it as treasury stock in order to maintain and increase shareholder value. We will strive to meet these capital requirements as much as possible with internal funds through measures such as reducing inventories and improving fund management efficiency groupwide. However, we expect that additional borrowings will also be necessary.

Projections of results and future developments are based on information available to the Company at the present time, as well as certain assumptions judged by the Company to be reasonable. Various factors could cause actual results to differ materially from these projections. Major factors influencing Omron's actual results include, but are not limited to, the economic conditions surrounding the Company's businesses in Japan and overseas, demand trends for the Company's products and services, and movements in currency exchange rates and stock markets.

(Attachment)

4. Consolidated Financial Statements

Consolidated Statements of Income

(Millions of yen)

	Year ended March 31, 2002		Year ended March 31, 2001		Increase (decrease)
Net sales	533,964	100.0%	594,259	100.0%	(60,295)
Cost of sales	353,429	66.2	376,194	63.3	(22,765)
Gross profit	180,535	33.8	218,065	36.7	(37,530)
Selling, general and administrative expenses	134,907	25.3	131,203	22.1	3,704
Research and development	41,407	7.7	42,513	7.1	(1,106)
Operating income	4,221	0.8	44,349	7.5	(40,128)
Interest expenses, net	223	0.0	111	0.0	112
Foreign exchange loss, net	1,506	0.3	1,389	0.3	117
Other expenses, net	27,865	5.3	2,812	0.5	25,053
Income (loss) before income taxes and minority interests	(25,373)	(4.8)	40,037	6.7	(65,410)
Income taxes:	(9,348)	(1.8)	17,318	2.9	(26,666)
Current	6,783		22,720		(15,937)
Deferred	(16,131)		(5,402)		(10,729)
Minority interests	132	0.0	422	0.0	(290)
Income (loss) before cumulative effect of accounting changes	(16,157)	(3.0)	22,297	3.8	(38,454)
Cumulative effect of accounting changes (after consideration of tax effect)	384	0.0	—	—	384
Net income (loss)	(15,773)	(3.0)%	22,297	3.8%	(38,070)

(Attachment)

Consolidated Balance Sheets

ASSETS (Millions of yen)

	As of March 31, 2002		As of March 31, 2001		Increase (decrease)
Current assets:	277,498	50.5%	328,879	55.5%	(51,381)
Cash and cash equivalents	70,779		85,621		(14,842)
Notes and accounts receivable, trade	114,906		133,798		(18,892)
Allowance for doubtful receivables	(2,755)		(2,194)		(561)
Inventories	74,617		91,593		(16,976)
Deferred income taxes	13,001		12,186		815
Other current assets	6,950		7,875		(925)
Property, plant and equipment:	152,294	27.7	159,119	26.8	(6,825)
Land	46,979		50,479		(3,500)
Buildings	108,547		113,414		(4,867)
Machinery and equipment	133,672		132,945		727
Construction in progress	8,642		5,680		2,962
Accumulated depreciation	(145,546)		(143,399)		(2,147)
Investments and other assets:	119,574	21.8	105,146	17.7	14,428
Investments in and advances to associates	785		853		(68)
Investment securities	43,431		57,500		(14,069)
Leasehold deposits	10,653		11,159		(506)
Deferred income taxes	43,901		17,986		25,915
Other	20,804		17,648		3,156
Total assets	549,366	100.0%	593,144	100.0%	(43,778)

(Attachment)

LIABILITIES AND SHAREHOLDERS' EQUITY (Millions of yen)

	As of March 31, 2002		As of March 31, 2001		Increase (decrease)
Current liabilities:	129,445	23.6%	183,390	30.9%	(53,945)
Bank loans	14,723		8,916		5,807
Notes and accounts payable, trade	60,000		82,225		(22,225)
Accrued expenses	22,748		24,484		(1,736)
Income taxes payable	3,832		14,797		(10,965)
Deferred income taxes	315		579		(264)
Other current liabilities	26,635		26,049		586
Current portion of long-term debt	1,192		26,340		(25,148)
Long-term debt	42,796	7.8	31,957	5.4	10,839
Deferred income taxes	436	0.1	23	0.0	413
Termination and retirement benefits	75,367	13.7	48,929	8.2	26,438
Other long-term liabilities	291	0.0	370	0.1	(79)
Minority interests in subsidiaries	2,797	0.5	2,517	0.4	280
Total liabilities	251,132	45.7	267,186	45.0	(16,054)
Shareholders' equity					
Common stock	64,082	11.7	64,082	10.8	—
Additional paid-in capital	98,705	18.0	98,705	16.6	—
Legal reserve	7,660	1.4	7,652	1.3	8
Retained earnings	155,069	28.2	174,077	29.4	(19,008)
Accumulated other comprehensive income (loss)	(25,363)	(4.6)	(17,346)	(2.9)	(8,017)
Foreign currency translation adjustments	(7,402)		(13,712)		6,310
Minimum pension liability adjustments	(21,224)		(7,251)		(13,973)
Net unrealized gain on securities	3,331		3,617		(286)
Net unrealized loss on derivatives	(68)		—		(68)
Treasury stock	(1,919)	(0.4)	(1,212)	(0.2)	(707)
Total shareholders' equity	298,234	54.3	325,958	55.0	(27,724)
Total liabilities, minority interests and shareholders' equity	549,366	100.0%	593,144	100.0%	(43,778)

(Attachment)

Consolidated Statements of Shareholders' Equity

(Millions of yen)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, March 31, 2000	64,082	98,705	7,250	173,804	(7,168)	(611)
Net income				22,297		
Cash dividends				(3,284)		
Transfer to legal reserve			402	(402)		
Foreign currency translation adjustments					7,286	
Minimum pension liabilities					(7,251)	
Unrealized gain (loss) on available-for-sale securities					(10,213)	
Acquisition of treasury stock						(749)
Exercise of stock options						148
Share buyback and retirement				(18,338)		
Balance, March 31, 2001	64,082	98,705	7,652	174,077	(17,346)	(1,212)
Loss before cumulative effect of accounting changes				(16,157)		
Cumulative effect of accounting changes				384	(412)	
Cash dividends				(3,227)		
Transfer to legal reserve			8	(8)		
Foreign currency translation adjustments					6,310	
Minimum pension liabilities					(13,973)	
Unrealized gain (loss) on available-for-sale securities					(286)	
Unrealized gain on derivatives					344	
Acquisition of treasury stock						(725)
Exercise of stock options						18
Balance, March 31, 2002	64,082	98,705	7,660	155,069	(25,363)	(1,919)

(Attachment)

Consolidated Statements of Cash Flows

(Millions of yen)

	Year ended March 31, 2002	Year ended March 31, 2001	Increase (decrease)
Operating Activities:			
Net income (loss)	(15,773)	22,297	(38,070)
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Depreciation and amortization	33,569	32,217	
Net loss on sales and disposals of property, plant and equipment	1,314	760	
Loss on impairment of property, plant and equipment	6,815	—	
Net gain on sales of short-term investments and investment securities	(1,008)	(3,703)	
Loss on impairment of investment securities and other assets	17,199	2,460	
Bad debt expense	520	3,810	
Termination and retirement expenses	2,616	4,990	
Deferred income taxes	(16,131)	(5,402)	
Minority interests	132	422	
Cumulative effect of accounting changes	(384)	—	
Change in assets and liabilities			
Notes and accounts receivable-trade, net	19,402	(5,593)	
Inventories	17,403	(13,320)	
Other assets	2,279	875	
Notes and accounts payable-trade	(22,291)	3,620	
Income taxes payable	(10,992)	3,438	
Accrued expenses and other	(1,082)	4,140	
Other, net	99	(215)	
Net cash provided by operating activities	33,687	50,796	(17,109)
Investing Activities:			
Proceeds from sales or maturities of short-term investments and investment securities	3,111	9,746	(6,635)
Purchase of short-term investments and investment securities	(6,181)	(5,761)	(420)
Capital expenditures	(38,896)	(37,583)	(1,313)
Decrease (increase) in leasehold deposits	506	(538)	1,044
Proceeds from sales of property, plant and equipment	1,450	1,953	(503)
Acquisition of minority interests	(111)	(182)	71
Net cash used in investing activities	(40,121)	(32,365)	(7,756)
Financing Activities:			
Net borrowings (repayments) of short-term bank loans	5,786	(1,371)	7,157
Proceeds from issuance of long-term debt	13,102	715	12,387
Repayment of long-term debt	(26,970)	(1,650)	(25,320)
Dividends paid	(3,267)	(3,337)	70
Treasury stock	(725)	(749)	24
Exercise of stock options	18	148	(130)
Share buyback	—	(18,338)	18,338
Net cash used in financing activities	(12,056)	(24,582)	12,526
Effect of exchange rate changes on cash and cash equivalents	3,648	3,102	546
Net decrease in cash and cash equivalents	(14,842)	(3,049)	(11,793)
Cash and cash equivalents at beginning of period	85,621	88,670	(3,049)
Cash and cash equivalents at end of period	70,779	85,621	(14,842)
Notes to cash flows from operating activities:			
Interest paid	1,264	1,765	(501)
Taxes paid	17,748	19,257	(1,509)
Notes to investing and financing activities not involving cash flow:			
Debt related to capital expenditures	1,516	1,803	(287)

(Attachment)

Preparation of the Consolidated Financial Statements

1. Scope of Consolidation and Application of the Equity Method

① Number of consolidated subsidiaries and companies accounted for by the equity method

	Year ended March 31, 2002	Year ended March 31, 2001	Increase (decrease)
Consolidated subsidiaries	133	132	1
Unconsolidated subsidiaries accounted for by the equity method	—	—	—
Affiliates accounted for by the equity method	13	11	2
Total	146	143	3

② Names of principal subsidiaries and affiliates

Consolidated subsidiaries: OMRON Kumamoto CO., LTD., OMRON Europe B.V.

Affiliates accounted for by the equity method: SOURITSU ELECTRIC CORPORATION

③ Changes in scope of consolidation and application of the equity method:

Consolidated subsidiaries

(New) 3 companies (OMRON Electronic Components Europe B.V. and two others)

(Eliminated) 2 companies

Affiliates accounted for by the equity method:

(New) 2 companies

2. Accounting Policies

Changes in accounting methods are as follows.

(Application of new accounting standards)

Accounting standards for derivatives and hedging

Effective from the year ended March 31, 2002, the Company adopted the provisions of Statement of Financial Accounting Standard ("SFAS") No. 133 ("Accounting for Derivative Instruments and Hedging Activities") and SFAS No. 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133"), as issued by the Financial Accounting Standards Board ("FASB") of the United States. Both standards require companies to recognize all derivatives as either assets or liabilities in the balance sheets and to measure these instruments at fair market value. Changes in the fair market value of derivatives are recorded either in shareholders' equity or in net income, depending on whether the derivative is used in hedging activities.

The effect from the adoption of these statements at the beginning of the period, net of related taxes, is disclosed as "Cumulative effects of accounting changes" directly before "Net income (loss)" in the consolidated statements of income.

3. Comprehensive Income

Comprehensive income (loss) in addition to other comprehensive income (loss) in net income (loss) is as follows:

Year ended March 31, 2002: (¥23,790 million)

Year ended March 31, 2001: ¥12,119 million

Other comprehensive income (loss) includes changes in foreign currency translation adjustments, minimum pension liability adjustments, unrealized gains (losses) on available-for-sale securities and unrealized gains (losses) on derivatives.

(Attachment)

5. Segment Information

1. Business Segment Information

Fiscal 2001 (April 1, 2001-March 31, 2002) (Millions of yen)

	Industrial Automation Business	Electronic Components Business	Social Systems Business	Healthcare Business	Other	Total	Eliminations & Corporate	Consolidated
Net sales:								
(1) Sales to outside customers	186,984	128,193	124,627	40,617	53,543	533,964	—	533,964
(2) Intersegment sales and transfers	6,426	19,701	8,990	218	47,323	82,658	(82,658)	—
Total	193,410	147,894	133,617	40,835	100,866	616,622	(82,658)	533,964
Operating expenses	181,296	139,950	136,648	39,210	98,278	595,382	(65,639)	529,743
Operating income (loss)	12,114	7,944	(3,031)	1,625	2,588	21,240	(17,019)	4,221

(Additional information)
Certain products and regions which had previously been included in intersegment sales and transfers of the Electronic Components business are classified directly as outside sales effective from the year ended March 31, 2002. In accordance with this change, sales to outside customers in the Electronic Components business increased by ¥15,495 million, sales to outside customers in the Industrial Automation business decreased by ¥13,948 million, and sales to outside customers in Other decreased by ¥1,547 million. In addition, intersegment sales and transfers of the Electronic Components business decreased by ¥9,020 million.

Fiscal 2000 (April 1, 2000-March 31, 2001) (Millions of yen)

	Industrial Automation Business	Electronic Components Business	Social Systems Business	Healthcare Business	Other	Total	Eliminations & Corporate	Consolidated
Net sales:								
(1) Sales to outside customers	239,225	117,910	141,928	39,327	55,869	594,259	—	594,259
(2) Intersegment sales and transfers	8,489	35,418	9,767	242	46,926	100,842	(100,842)	—
Total	247,714	153,328	151,695	39,569	102,795	695,101	(100,842)	594,259
Operating expenses	215,197	135,213	145,305	39,009	103,432	638,156	(88,246)	549,910
Operating income (loss)	32,517	18,115	6,390	560	(637)	56,945	(12,596)	44,349

Note: "Other" includes the Creative Service Company, the Business Development Group and other divisions.

(Attachment)

2. Area Segment Information

Fiscal 2001 (April 1, 2001-March 31, 2002) (Millions of yen)

	Japan	North America	Europe	Asia	Total	Eliminations & Corporate	Consolidated
Net sales:							
(1) Sales to outside customers	357,868	65,559	65,305	45,232	533,964	—	533,964
(2) Intersegment sales and transfers	67,774	512	478	26,002	94,766	(94,766)	—
Total	425,642	66,071	65,783	71,234	628,730	(94,766)	533,964
Operating expenses	409,664	63,092	63,868	69,802	606,426	(76,683)	529,743
Operating income	15,978	2,979	1,915	1,432	22,304	(18,083)	4,221

Fiscal 2000 (April 1, 2000-March 31, 2001) (Millions of yen)

	Japan	North America	Europe	Asia	Total	Eliminations & Corporate	Consolidated
Net sales:							
(1) Sales to outside customers	423,825	64,373	61,038	45,023	594,259	—	594,259
(2) Intersegment sales and transfers	79,677	681	631	23,606	104,595	(104,595)	—
Total	503,502	65,054	61,669	68,629	698,854	(104,595)	594,259
Operating expenses	455,405	61,323	57,765	64,114	638,607	(88,697)	549,910
Operating income	48,097	3,731	3,904	4,515	60,247	(15,898)	44,349

3. Overseas Sales

	Fiscal 2001 March 1, 2001-April 31, 2002	Fiscal 2000 March 1, 2000-April 31, 2001	Increase (decrease)
North America	67,068	64,960	
(Percentage of total sales)	12.6%	11.0%	103.2%
Europe	67,026	62,442	
(Percentage of total sales)	12.5%	10.5%	107.3%
Asia	55,016	54,886	
(Percentage of total sales)	10.3%	9.2%	100.2%
Total	189,110	182,288	
(Percentage of total sales)	35.4%	30.7%	103.7%

(Attachment)

6. Securities

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," among marketable securities held by the Company and its subsidiaries, available-for-sale securities are stated at fair value reflecting unrealized gains and losses.

Short-term investments and investment securities include debt securities and equity securities. For marketable securities included among these, the acquisition cost or amortized cost, unrealized gain and loss, and fair value are as follows.

As of March 31, 2002
Available-for-sale securities (Millions of yen)

	Cost*	Gross unrealized gain	Gross unrealized loss	Fair value
Debt securities	33	—	—	33
Equity securities	31,185	8,346	(815)	38,716
Total investment securities	31,218	8,346	(815)	38,749

As of March 31, 2001
Available-for-sale securities (Millions of yen)

	Cost*	Gross unrealized gain	Gross unrealized loss	Fair value
Debt securities	20	—	—	20
Equity securities	43,392	15,646	(7,622)	51,416
Total investment securities	43,412	15,646	(7,622)	51,436

*Indicates amortized cost for debt securities and acquisition cost for equity securities.

(Attachment)

7. Breakdown of Sales

Net sales by consolidated company

(Millions of yen)

	Year ended March 31, 2002		Year ended March 31, 2001		Increase (decrease)
Industrial Automation Company	186,984	35.0%	227,691	38.3%	(17.9)%
Electronic Components Company	128,193	24.0	129,444	21.8	(1.0)
Social Systems Business Company	124,627	23.4	141,928	23.9	(12.2)
Healthcare Company	40,617	7.6	39,327	6.6	3.3
Others	53,543	10.0	55,869	9.4	(4.2)
Total	533,964	100.0%	594,259	100.0%	(10.1)%

Note: Certain products and regions for the year ended March 31, 2001 have been reclassified in accordance with the revision of sales routes.

Projected net sales for the fiscal year ending March 31, 2003 by consolidated company

(Millions of yen)

	Year ending March 31, 2003		Year ended March 31, 2002		Increase (decrease)
Industrial Automation Company	193,000	35.1%	184,185	34.5%	4.8%
Electronic Components Company	138,000	25.1	131,862	24.7	4.7
Social Systems Business Company	125,000	22.7	124,627	23.4	0.3
Healthcare Company	40,000	7.3	40,617	7.6	(1.5)
Others	54,000	9.8	52,673	9.8	2.5
Total	550,000	100.0%	533,964	100.0%	3.0%

Note: Certain products and regions for the year ended March 31, 2002 have been reclassified in accordance with the revision of sales routes.

(Attachment)

Changes in Board of Directors, Corporate Auditors and Executive Officers

As of June 25, 2002

1. Candidates for Corporate Auditors
 Standing auditor: Tsutomu Ozako (currently Managing Officer and General Manager, Quality and Environmental Headquarters)
 Outside auditor: Hidero Chimori (currently Lawyer, member of Osaka Bar Association)

2. Retiring Corporate Auditor
 Tomoaki Nishimura

3. Retiring Managing Officers

Current Position		New Position
Executive Vice President General Manager, Research and Development Headquarters	Tatsuro Ichihara	
Managing Officer General Manager, Financial and Accounting Headquarters	Masaaki Sadatomo	
Managing Officer General Manager, Quality and Environmental Headquarters	Tsutomu Ozako	Corporate Auditor
Managing Officer General Manager, Customer Sales Department, General Sales Division, Industrial Automation Company	Masaki Kobayashi	President, OMRON Field Engineering Co., Ltd.
Managing Officer Manager, IT R&D Laboratory, Research and Development Headquarters	Hiroshi Tatebayashi	President, OMRON Software Co., Ltd.

Results for the Fiscal Year Ended March 31, 2002: Supplemental Materials

Consolidated Performance

Net sales by company (Billions of yen)

		Year ended March 31, 2002	Year ended March 31, 2001	Year-on-year change (%)
Industrial Automation Company	Domestic	95.6	130.8	(26.9)%
	Overseas	91.4	96.9	(5.7)
	Total	187.0	227.7	(17.9)
Electronic Components Company	Domestic	65.6	74.7	(12.1)
	Overseas	62.6	54.7	14.2
	Total	128.2	129.4	(1.0)
Social Systems Business Company	Domestic	114.7	131.8	(13.0)
	Overseas	9.9	10.1	(2.0)
	Total	124.6	141.9	(12.2)
Healthcare Company	Domestic	19.0	20.8	(9.0)
	Overseas	21.6	18.5	17.1
	Total	40.6	39.3	3.3
Other	Domestic	50.0	53.9	(7.2)
	Overseas	3.6	2.1	75.9
	Total	53.6	56.0	(4.2)
Total	Domestic	344.9	412.0	(16.3)
	Overseas	89.1	182.3	3.7
	[% of total]	[35.4%]	[30.7%]	[+4.7 points]
	Total	534.0	594.3	(10.1)

Geographical segment sales

Domestic	Omron	268.4	329.6	(18.6)%
	Subsidiaries	76.5	82.4	(7.1)
Total of domestic sales		344.9	412.0	(16.3)
Direct exporting		13.0	11.9	9.8
Overseas subsidiaries	North America	65.6	64.4	1.8
	Europe	65.3	61.0	7.0
	Asia and Others	45.2	45.0	0.5
Total of overseas sales		189.1	182.3	3.7

Average currency exchange rate (One unit of currency, in yen)

USD	125.7	110.8	+14.9 yen
EUR	110.9	100.6	+10.3 yen

Projected Results for the Year Ending March 31, 2003

Net sales by company (Billions of yen)

		Year ending March 31, 2003 (est.)	Year ended March 31, 2002	Year-on-year change (%)
Industrial Automation Company	Domestic	95.0	95.5	(0.6)%
	Overseas	98.0	88.7	10.6
	Total	193.0	184.2	4.8
Electronic Components Company	Domestic	68.5	65.7	4.3
	Overseas	69.5	66.2	5.0
	Total	138.0	131.9	4.7
Social Systems Business Company	Domestic	113.5	114.7	(1.1)
	Overseas	11.5	9.9	16.2
	Total	125.0	124.6	0.3
Healthcare Company	Domestic	19.0	19.0	0.3
	Overseas	21.0	21.6	(3.1)
	Total	40.0	40.6	(1.5)
Other	Domestic	52.0	50.0	4.1
	Overseas	2.0	2.7	(26.1)
	Total	54.0	52.7	2.5
Total	Domestic	348.0	344.9	0.9
	Overseas	202.0	189.1	6.8
	[% of total]	[36.7%]	[35.4%]	[+1.3 points]
	Total	550.0	534.0	3.0

Note: Figures for the year ended March 31, 2002 have been restated in accordance with business restructuring.

Geographical segment sales

Direct exporting		13.5	13.0	3.7%
Overseas subsidiaries	North America	66.0	65.6	0.7
	Europe	71.5	65.3	9.5
	Asia and Others	51.0	45.2	12.8
Total of overseas sales		202.0	189.1	6.8

Income and loss

Net sales	550.0	534.0	3.0%
Operating income	21.0	4.2	397.5
Income (loss) before income taxes	2.0	(25.4)	—
Net income (loss)	1.0	(15.8)	—

Return on equity

	0.3%	(5.1)%	+5.4 points

Capital expenditures／Depreciation／R&D Expenses

Capital expenditures	40.0	38.6	3.6%
Depreciation	32.0	32.2	(0.7)
R&D expenses	42.0	41.4	1.4

Average currency exchange rate

(One unit of currency, in yen)

USD	125.0	125.7	-0.7 yen
EUR	110.0	110.9	-0.9 yen

Implementation of Structural Reforms for Group Productivity

In November 2001, Omron Corporation announced its Structural Reforms for Group Productivity. Concrete action measures for the plan have been finalized, and we expect to carry them out by September 2003.

Objectives of Structural Reforms for Group Productivity

These reforms are aimed at creating powerful businesses that can be global winners. To that end, in response to changes in the business environment, we are accelerating the measures contained in GD2010, our long-term management vision, with a focus on quality and speed. Every management resource will be reexamined to raise the total productivity of the Omron Group.

Six Structural Reforms

The Structural Reforms for Group Productivity consists of six structural reforms: business structure reform, manufacturing structure reform, purchasing process reform, management productivity reform, head office structure reform, and asset structure reform. Measures for each of these are as follows:

I. Business Structure Reform

Objective: Create powerful businesses by (1) implementing thorough selection and concentration, (2) reviewing business processes, and (3) switching to optimal business units (optimal business size in terms of profit).

- **Measures**

A. Selection and Concentration

1. Withdrawal from Low-profit and Unprofitable Businesses

 ECB: Exit domestic manufacturing and sale of paper handling units for office machinery.
 SSB: Review low-profit businesses during first half of fiscal 2002.
 CSB: Sell or withdraw from low-profit business during fiscal 2002.

2. Dissolution of Unprofitable Subsidiaries

 CSB: Dissolve Bell Sante Co., Ltd. (a fitness company) at end of March 2002. (previously announced)
 BDG: Dissolve HRC and MAMA (agricultural companies) at end of March 2002. (previously announced)

3. Closure of Manufacturing Subsidiaries

 IAB: Close OMRON Nomura Matsuno Co., Ltd. in June 2002. (previously announced)
 ECB: Close OMRON Hitoyoshi Co., Ltd. and OMRON Amakusa Co., Ltd. in June 2002. (previously announced)

B. Review of Business Processes

1. Conversion of Manufacturing Subsidiaries into Business Bases

 ECB: Marketing, development and manufacturing functions of the relay business will be integrated and centralized at manufacturing subsidiary OMRON Kumamoto Co., Ltd. to strengthen its role as a base for the relay business.

2. Consolidation and Disposal of R&D Bases

 ECB: We will close the Kumamoto R&D Laboratory in August 2002 and transfer its development functions to OMRON Kumamoto.

 Head Office: The Tsukuba R&D Laboratory and Kyoto R&D Laboratory will be closed, and their functions will be consolidated at the Keihanna R&D Laboratory to be completed in 2003.

C. Switch to Optimal Business Units

1. Division and Restructuring of Companies

 SSB: To shift to a high-value-added business structure, SSB will be divided and restructured into the Advanced Module Business Company, which will perform development, manufacturing and sales of modules, and the Social Systems Solution & Service Business Company, which will comprise the system solutions business and service businesses such as maintenance.

2. Assessment of Business Independence and Review of Business Strategy Units

CSB: Assessment of independence for businesses grouped under internal companies will be completed by the first half of 2002. After completing the assessments, the form of the CSB Company as a business strategy unit will be revised according to the direction of each business.

3. Integration of Locations

HCB: In August 2002, planning, development and marketing functions will be consolidated and locations will be integrated in Kyoto. After this integration, the optimum business operating structure will be considered, with spin-offs a possibility.

II. Manufacturing Structure Reform

Objective: Create an optimum global manufacturing network.

- **Measures**

1. Strengthening of overseas production, centered on China (strengthen production facilities in Shenzhen, China and Philippines, consignment production in China)
2. Reduction of Group production capacity in Japan by 25% (mainly IAB, ECB)
3. Functional conversion of manufacturing divisions (convert to business bases, shift resources to service businesses, etc.)

III. Purchasing Process Reform

Objective: Lower Group costs and pursue the best prices by expanding central purchasing areas.

- **Measures**

1. Expansion of Central Purchasing Scope

 To increase cost effectiveness, we will expand the scope of central purchasing of the Group from commodities to manufactured goods. Toward this end, we plan to strengthen the head office's central purchasing function and double the number of staff.

2. Strengthening Purchasing and Procurement in China

 In tandem with the shift of production to China in the Manufacturing Structure Reform, we will also strengthen central purchasing and procurement functions in China.

IV. Management Productivity Reform

Objective: Improve human productivity to succeed in global competition. Measures will be implemented first at the parent company, followed by domestic subsidiaries.

- **Measures**

1. Expand wage differential at managerial level by implementing impartial evaluation and compensation based on duties and performance.
2. Right-size the organization at the managerial level.

V. Head Office Structure Reform

Objective: In preparation for establishing a holding company, create a head office that represents and oversees the Omron Group.

- **Measures**

1. Streamlining and Organizational Downsizing to Minimum Necessary Functions

 In June 2002, the head office organization will be consolidated from 11 divisions at present to 7 divisions. Scaling down functions will reduce head-office fixed costs and personnel by 10%.

VI. Asset Structure Reform

Objective: Pursue thorough asset efficiency from the perspectives of reduction of total assets, reallocation of resources and reduction of asset maintenance costs.

- **Measures**

1. Sell idle assets and underutilized assets at 15 locations.

2. Sell closed or transferred facilities (Kumamoto R&D Laboratory, Tsukuba R&D Laboratory, Kyoto R&D Laboratory)

- **Early Retirement Program**

 With the implementation of these structural reforms, it is expected that the Omron Group in Japan will have approximately 1,000 surplus employees. While gradually reducing this surplus, we will expand the number of employees retiring voluntarily by introducing an early retirement program as outlined below. Eligibility will be expanded and payments added based on the standards of the New Life Challenge (NLC) support plan.

 - Implementation unit: Simultaneously throughout the company (separate plans to be introduced at subsidiaries)
 - Application period: July through August 2002
 - Eligibility: Age between 30 and 59, and at least 10 years of service
 - Additional retirement payment: 2.5 times annual salary at age 55, structured in stages

- **Measures to Build a Growth Structure**

 To be a global winner, in addition to accomplishing structural reforms, we also must actively invest resources in fields with high profit potential in the future. Together with these structural reforms, we will strengthen our presence in the following key businesses and key areas.

 1. Key Businesses

 (1) High Value-Added Modules and Devices

 - Optical device business (ECB), automotive component business (ECB), amusement equipment business (ECB), MEMS business (ECB), module business (SSB), etc.

 (2) Software, Service and Solutions Business

 - User segment business (IAB), safety and security business (companywide), M2M business (companywide), lifestyle improvement and support service business (HCB), solution and service business (SSB), etc.

 2. Key Areas

 - With China as the key area, we will boost production capacity and strengthen our development and sales system. To support those efforts, in April 2002 a China head office was established, and is aiming for net sales of ¥50 billion and production output of ¥50 billion, for a total of ¥100 billion, in the year ending March 2005.

Abbreviations:
IAB: Industrial Automation Company
ECB: Electronic Components Company
SSB: Social Systems Business Company
HCB: Healthcare Company
CSB: Creative Service Company

For further information on these supplemental materials, contact:
Yukio Uchida
General Manager, Public Relations Department
OMRON Corporation
Shiokoji Horikawa, Shimogyo-ku
Kyoto 600-8530, Japan
Phone: +81-75-344-7175

Exhibit 1.1

㊢

有価証券報告書

事業年度　　自　平成13年4月1日
(第65期)　　至　平成14年3月31日

03 JUL 17 AM 7:21

オムロン株式会社

NO. 351021

第65期（自平成13年４月１日　至平成14年３月31日）

有価証券報告書

1．　本書は証券取引法第24条第１項に基づく有価証券報告書を、同法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成14年６月26日に提出したデータに目次及び頁を付して出力・印刷したものである。

2．　本書では、監査報告書を末尾に綴じ込んでいる。

オムロン株式会社

目　　　　　　　　　　次

第65期　有価証券報告書

【表紙】 …… 1
第一部【企業情報】 …… 2
第１【企業の概況】 …… 2
１【主要な経営指標等の推移】 …… 2
２【沿革】 …… 3
３【事業の内容】 …… 4
４【関係会社の状況】 …… 7
５【従業員の状況】 …… 15
第２【事業の状況】 …… 16
１【業績等の概要】 …… 16
２【生産、受注及び販売の状況】 …… 22
３【対処すべき課題】 …… 23
４【経営上の重要な契約等】 …… 23
５【研究開発活動】 …… 24
第３【設備の状況】 …… 26
１【設備投資等の概要】 …… 26
２【主要な設備の状況】 …… 27
３【設備の新設、除却等の計画】 …… 31
第４【提出会社の状況】 …… 32
１【株式等の状況】 …… 32
２【自己株式の取得等の状況】 …… 39
３【配当政策】 …… 40
４【株価の推移】 …… 40
５【役員の状況】 …… 41
第５【経理の状況】 …… 43
１【連結財務諸表等】 …… 44
(1)【連結財務諸表】 …… 44
①【連結貸借対照表】 …… 44
②【連結損益計算書】 …… 46
③【連結包括損益計算書】 …… 47
④【連結株主持分計算書】 …… 48
⑤【連結キャッシュ・フロー計算書】 …… 49
⑥【連結附属明細表】 …… 73
(2)【その他】 …… 73
２【財務諸表等】 …… 74
(1)【財務諸表】 …… 74
①【貸借対照表】 …… 74
②【損益計算書】 …… 76
③【利益処分計算書】 …… 79
④【附属明細表】 …… 89
(2)【主な資産及び負債の内容】 …… 92
(3)【その他】 …… 96
第６【提出会社の株式事務の概要】 …… 97
第７【提出会社の参考情報】 …… 98
第二部【提出会社の保証会社等の情報】 …… 99

監査報告書 …… 101

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	証券取引法第24条第１項
【提出先】	関東財務局長
【提出日】	平成14年６月26日
【事業年度】	第65期(自　平成13年４月１日　至　平成14年３月31日)
【会社名】	オムロン株式会社
【英訳名】	ＯＭＲＯＮ　ＣＯＲＰＯＲＡＴＩＯＮ
【代表者の役職氏名】	取締役社長　　立　石　義　雄
【本店の所在の場所】	京都市下京区塩小路通堀川東入南不動堂町801番地
【電話番号】	京都(075)344—7070
【事務連絡者氏名】	経営企画室　経理部長　　近　藤　仁
【最寄りの連絡場所】	東京都港区虎ノ門３丁目４番10号
【電話番号】	東京(03)3436—7227
【事務連絡者氏名】	経営企画室　財務部長　　佐　藤　憲　司
【縦覧に供する場所】	オムロン株式会社本社 (京都市下京区塩小路通堀川東入南不動堂町801番地) オムロン株式会社東京本社 (東京都港区虎ノ門３丁目４番10号) 株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜１丁目６番10号) 株式会社名古屋証券取引所 (名古屋市中区栄３丁目３番17号)

第一部 【企業情報】

第1 【企業の概況】

1 【主要な経営指標等の推移】

回次		第61期	第62期	第63期	第64期	第65期
決算年月		平成10年3月	平成11年3月	平成12年3月	平成13年3月	平成14年3月
(1) 連結経営指標等						
売上高	(百万円)	611,795	555,280	555,358	594,259	533,964
法人税等・少数株主損益及び会計原則変更による累積影響額調整前純利益又は純損失(△)	(百万円)	42,243	8,249	21,036	40,037	△25,373
当期純利益又は当期純損失(△)	(百万円)	18,704	2,174	11,561	22,297	△15,773
純資産額	(百万円)	343,066	321,258	336,062	325,958	298,234
総資産額	(百万円)	593,129	580,586	579,489	593,144	549,366
1株当たり純資産額	(円)	1,308.9	1,250.3	1,308.6	1,311.1	1,201.2
基本的1株当たり当期純利益又は当期純損失(△)	(円)	71.4	8.3	45.0	87.4	△63.5
希薄化後1株当たり当期純利益又は当期純損失(△)	(円)	69.8	8.3	44.5	85.3	△63.5
自己資本比率	(%)	57.8	55.3	58.0	55.0	54.3
自己資本利益率	(%)	5.5	0.7	3.5	6.7	△5.1
株価収益率	(倍)	28.3	177.5	64.9	24.2	—
営業活動によるキャッシュ・フロー	(百万円)	32,086	29,583	59,926	50,796	33,687
投資活動によるキャッシュ・フロー	(百万円)	△17,631	△29,011	△34,180	△32,365	△40,121
財務活動によるキャッシュ・フロー	(百万円)	△23,637	21,629	△23,785	△24,582	△12,056
現金及び現金同等物の期末残高	(百万円)	68,365	88,900	88,670	85,621	70,779
従業員数	(人)	24,048	23,742	24,821	24,997	25,124
(2) 提出会社の経営指標等						
売上高	(百万円)	432,713	381,028	386,699	429,306	347,223
経常利益又は経常損失(△)	(百万円)	21,076	7,747	14,202	28,120	△2,186
当期純利益又は当期純損失(△)	(百万円)	10,482	5,051	△9,866	16,839	△8,840
資本金	(百万円)	64,079	64,079	64,082	64,082	64,082
発行済株式総数	(千株)	262,107	257,107	257,109	249,109	249,109
純資産額	(百万円)	264,556	259,121	250,748	252,229	226,210
総資産額	(百万円)	394,107	411,386	428,879	444,200	383,068
1株当たり純資産額	(円)	1,009.30	1,007.83	975.26	1,012.53	911.14
1株当たり配当額 (内1株当たり中間配当額)	(円) (円)	13.00 (6.50)	13.00 (6.50)	13.00 (6.50)	13.00 (6.50)	13.00 (6.50)
1株当たり当期純利益又は当期純損失(△)	(円)	39.99	19.37	△38.37	65.91	△35.59
潜在株式調整後1株当たり当期純利益	(円)	39.44	—	—	64.57	—
自己資本比率	(%)	67.1	63.0	58.5	56.8	59.1
自己資本利益率	(%)	3.96	1.94	△3.90	6.70	△3.70
株価収益率	(倍)	50.5	76.4	—	32.1	—
配当性向	(%)	32.5	66.8	—	19.5	—
従業員数	(人)	7,154	7,134	6,568	6,254	6,020

(注) 1 当社の連結財務諸表は、米国で一般に認められた会計基準に従って作成している。
2 売上高には、消費税等は含まれていない。
3 第63期より従業員数は就業人員数を表示している。
4 提出会社の経営指標等については、第65期より自己株式を資本に対する控除項目としており、また、1株当たり純資産額、1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の各数値は発行済株式数から自己株式数を控除して計算している。

2 【沿革】

昭和８年５月	立石一真が大阪市都島区東野田に立石電機製作所を創業。 レントゲン写真撮影用タイマの製造を開始(創業年月日　昭和８年５月10日)。
11年７月	大阪市西淀川区野里町に工場を新設、移転。
20年６月	京都市右京区花園土堂町に工場を移転。
23年５月	資本金200万円の株式会社に改組。商号を立石電機株式会社に変更(設立年月日　昭和23年５月19日)。
30年１月	販売部門・研究部門を各々分離独立、立石電機販売株式会社・株式会社立石電機研究所を設立。 プロデューサ・システム(分権制による独立専門工場方式)を創案し、その第一号として株式会社西京電機製作所を設立（計９社の生産子会社を順次設立）。
34年１月	商標をＯＭＲＯＮと制定。
２月	株式会社立石電機製作所を吸収合併。
35年10月	京都府長岡町(現長岡京市)に中央研究所(現京都研究所)を竣工。
37年４月	京都証券取引所および大阪証券取引所市場第二部に上場。
39年10月	株式会社立石電機草津製作所他の生産子会社を株式会社西京電機立石製作所に吸収合併。
40年４月	立石電機販売株式会社および株式会社西京電機立石製作所を吸収合併。
８月	大阪証券取引所市場第一部に指定替え上場。
41年９月	東京証券取引所市場第一部および名古屋証券取引所市場第一部に上場。
43年11月	英文社名をOMRON TATEISI ELECTRONICS CO.に決定。
51年10月	大阪証券取引所の特定銘柄に指定。
61年４月	京都府綾部市に綾部工場を竣工。 アメリカに北米地域統轄会社(OMRON MANAGEMENT CENTER OF AMERICA, INC.)を設立。
63年４月	東京支社(東京都港区)を東京本社に昇格(二本社制に移行)。
９月	オランダに欧州地域統轄会社(OMRON EUROPE B.V.)を設立。
10月	シンガポールにアジア・パシフィック地域統轄会社(OMRON ASIAPACIFIC PTE.LTD.)を設立。
平成２年１月	社名をオムロン株式会社(英文社名OMRON CORPORATION)に変更。
３年４月	本社事務所を京都市下京区に移転。 神奈川県横浜市に横浜研究所を設立。
６月	熊本県上益城郡に熊本研究所を設立。
４年２月	インドネシアに制御機器生産会社(P.T.OMRON MANUFACTURING OF INDONESIA)を設立。
６年５月	中国に地域本社(OMRON(CHINA)CO.,LTD.)を設立。
11年４月	事業部制を廃止し、カンパニー制を導入。
12年８月	本店および本社事務所を複合機能拠点である「オムロン京都センタービル」（京都市下京区)に移転。
14年４月	香港の地域統括会社(OMRON(CHINA)GROUP CO.,LTD.)を中国事業拡大の拠点としての中国本社に変更。

3 【事業の内容】

当社グループは、当社および子会社133社(国内52社、海外81社)、関連会社13社(国内８社、海外５社)により構成(平成14年３月31日現在)されており、電気機械器具、電子応用機械器具、精密機械器具、医療用機械器具、およびその他の一般機械器具の製造・販売およびこれらに付帯する業務を中心とした事業を営んでいるが、その製品の範囲は産業用内蔵制御機器コンポーネントの全分野およびシステム機器、さらには生活・公共関連の機器・システムへと広範囲に及んでいる。

当社グループはカンパニー制を採用しており、製品・サービス別にインダストリアルオートメーションビジネス、エレクトロニクスコンポーネンツビジネス、ソーシアルシステムズビジネス、ヘルスケアビジネス、クリエーティブサービスビジネスの５カンパニーと事業開発本部(「事業の種類別セグメント情報」では、クリエーティブサービスビジネスおよび事業開発本部は、「その他」の区分で表示)を設けている。

各事業セグメントの主な製品・サービスは下記のとおりである。

セグメント名および主な製品	主な関係会社	
	生産・開発会社	販売・その他会社
(インダストリアルオートメーションビジネス) コントローラ関連機器、モーションコントロール機器、センサ、アドバンスドセンサ、産業用スイッチ、産業用リレー、その他制御用機器	オムロン岡山（株）、オムロン出雲（株）、オムロン武雄（株）、オムロン阿蘇（株）、オムロンマニュファクチャリングアメリカ（米国）、オムロンマニュファクチャリング（オランダ）、オーティーイーエンジニアリング（台湾）、オムロン上海（中国）	オムロンツーフォーサービス（株）、オムロンエレクトロニクス（米国）、オムロンカナダ、オムロンエレクトロニクス（スペイン）、オムロンエレクトロニクス（イタリア）、オムロンエレクトロニクス（英国）、オムロンエレクトロニクスアジア（香港）、オムロン台湾エレクトロニクス、オムロントレーディング上海（中国）
(エレクトロニクスコンポーネンツビジネス) 民生用スイッチ、民生用リレー、車載電装部品、アミューズメント機器用部品・ユニット、コネクタ、業務民生用センサ、マイクロレンズアレイ、複写機・プリンタ向け付属機器	オムロン飯田（株）、オムロン一宮（株）、オムロン倉吉（株）、オムロン山陽（株）、オムロン熊本（株）、オムロンオートモーティブエレクトロニクス（米国）、オムロンデュアルテックオートモーティブエレクトロニクス（カナダ）、オムロンマレーシア、オムロンマニュファクチャリングインドネシア、上海オムロンコントロールコンポーネンツ（中国）、オムロンエレクトロニックコンポーネンツ深圳（中国）	オムロンエレクトロニックコンポーネンツヨーロッパ（オランダ）、オムロンエレクトロニックコンポーネンツアジアパシフィック（シンガポール）、オムロンエレクトロニックコンポーネンツ（タイ）
(ソーシアルシステムズビジネス) 電子決済システム、駅務システム、交通管理・道路管理システム、駐車場システム、トータリゼータシステム、警備保障関連機器、ミリ波無線通信装置、コンテンツデリバリー端末	オムロン直方（株）、オムロンソフトウェア（株）、オムロンメカトロニクスフィリピン	オムロンフィールドエンジニアリング（株）、オムロンシステムズ九州（株）、オムロントランザクションシステムズ（米国）、オムロンビジネスシステムズシンガポール

セグメント名および主な製品	主な関係会社	
	生産・開発会社	販売・その他会社
（ヘルスケアビジネス） 健康機器、医用機器、健康サービス	オムロン松阪（株）、（株）オムロンライフサイエンス研究所、オムロン大連（中国）	オムロンヘルスケア（米国）、オムロンヘルスケアヨーロッパ（オランダ）、オムロンヘルスケアシンガポール、オムロンインダストリー＆トレード大連（中国）
（その他） クリエーティブサービスビジネスカンパニー： アウトソーシングサービス 事業開発本部： パソコン周辺機器、カードリーダ、入退出管理システム、ＲＦタグ、プリントシール機、音声自動応答システム	――	――

（注）平成14年６月21日付組織変更により、ソーシアルシステムズビジネスカンパニーはソーシアルシステムズ・ソリューション＆サービス・ビジネスカンパニーとアドバンスト・モジュール・ビジネスカンパニーに分かれている。

（事業系統図）
当グループにおける主要な関係会社は、概ね次の図のとおりの位置づけにある。


顧　客
国内販売・保守サービス会社
<インダストリアルオートメーション>
オムロンツーフォーサービス（株）
<ソーシアルシステムズ>
オムロンフィールドエンジニアリング（株）
オムロンシステムズ九州（株）
海外販売・保守サービス会社
<インダストリアルオートメーション>
オムロンエレクトロニクス（米国）
オムロンカナダ
オムロンエレクトロニクス（スペイン）
オムロンエレクトロニクス（イタリア）
オムロンエレクトロニクス（英国）
オムロンエレクトロニクスアジア（香港）
オムロン台湾エレクトロニクス
オムロントレーディング上海（中国）
<エレクトロニクスコンポーネンツ>
オムロンエレクトロニックコンポーネンツヨーロッパ（オランダ）
オムロンエレクトロニックコンポーネンツアジアパシフィック（シンガポール）
オムロンエレクトロニックコンポーネンツ（タイ）
<ソーシアルシステムズ>
オムロントランザクションシステムズ（米国）
オムロンビジネスシステムズシンガポール
<ヘルスケア>
オムロンヘルスケア（米国）
オムロンヘルスケアヨーロッパ（オランダ）
オムロンヘルスケアシンガポール
オムロンインダストリー&トレード大連（中国）
オムロン株式会社
インダストリアルオートメーション
エレクトロニクスコンポーネンツ
ソーシアルシステムズ
ヘルスケア
国内生産・開発会社
<インダストリアルオートメーション>
オムロン岡山（株）
オムロン出雲（株）
オムロン武雄（株）
オムロン阿蘇（株）
<エレクトロニクスコンポーネンツ>
オムロン飯田（株）
オムロン一宮（株）
オムロン倉吉（株）
オムロン山陽（株）
オムロン熊本（株）
<ソーシアルシステムズ>
オムロン直方（株）
オムロンソフトウェア（株）
<ヘルスケア>
オムロン松阪（株）
（株）オムロンライフサイエンス研究所
海外生産・開発会社
<インダストリアルオートメーション>
オムロンマニュファクチャリングアメリカ（米国）
オムロンマニュファクチャリング（オランダ）
オーティーイーエンジニアリング（台湾）
オムロン上海（中国）
<エレクトロニクスコンポーネンツ>
オムロンオートモーティブエレクトロニクス（米国）
オムロンデュアルテックオートモーティブエレクトロニクス（カナダ）
オムロンマレーシア
オムロンマニュファクチャリングインドネシア
上海オムロンコントロールコンポーネンツ（中国）
オムロンエレクトロニックコンポーネンツ深圳（中国）
<ソーシアルシステムズ>
オムロンメカトロニクスフィリピン
<ヘルスケア>
オムロン大連（中国）

4 【関係会社の状況】

会社名	住所	資本金(百万円)	主要な事業内容	セグメント名※1	議決権に対する所有割合			関係内容※2			
					直接(%)	間接(%)	計(%)	役員の兼任 当社役員(人)	役員の兼任 当社従業員(人)	貸付金	営業上の取引等
(連結子会社)											
オムロン飯田㈱	長野県飯田市	150	車載電装機器部品の製造	ECB	87.3	12.2 ※3	99.5		3		当社製品の製造
オムロン直方㈱	福岡県直方市	300	電子決済システムの製造・販売	SSB	89.5	10.5 ※3	100.0		3		当社製品の製造・販売
オムロン岡山㈱	岡山県岡山市	364	制御機器の製造	IAB	70.1	29.9 ※3	100.0		3		当社製品の製造
オムロン倉吉㈱	鳥取県倉吉市	300	電子機器部品の製造	ECB	88.9	10.6 ※3	99.5		4		当社製品の製造
オムロン一宮㈱	愛知県一宮市	300	情報機器・公共情報システムの製造	ECB	93.7	5.7 ※3	99.4		5		当社製品の製造
オムロンフィールドエンジニアリング㈱	東京都港区	360	電気機器の保守サービス	SSB	71.2	28.7 ※3	99.9		2		当社製品のメンテナンス
オムロン山陽㈱	岡山県赤磐郡	120	電子機器部品の製造	ECB	84.0	16.0 ※4	100.0		3		当社製品の製造
オムロン出雲㈱	島根県出雲市	150	制御機器の製造	IAB	93.8	6.2 ※3	100.0		3		当社製品の製造
オムロン熊本㈱	熊本県山鹿市	300	電子機器部品の製造	ECB	89.1	10.9 ※3	100.0		4		当社製品の製造
オムロン武雄㈱	佐賀県武雄市	200	制御機器の製造	IAB	93.9	6.1 ※3	100.0		2		当社製品の製造
オムロン松阪㈱	三重県松阪市	300	健康機器の製造	HCB	95.0	4.7 ※3	99.7		1		当社製品の製造
オムロン阿蘇㈱	熊本県阿蘇郡	200	制御機器の製造	IAB	94.1	5.9 ※5	100.0		2		当社製品の製造
オムロンインダストリアルテクノロジー㈱	東京都品川区	180	休眠中	IAB	80.2	19.8 ※3	100.0		4		—
オムロンエンタープライズ㈱ ※41	京都市下京区	1,950	国内関係会社に対する金融業務	他	100.0		100.0	2	4	有	—
㈱オムロンライフサイエンス研究所	京都市下京区	50	健康機器の研究・開発	HCB	87.0	13.0 ※3	100.0		1		当社製品の開発
オムロンソフトウエア㈱	京都市下京区	360	ソフトウエアの開発	SSB	94.4	5.6 ※3	100.0	1	2		当社ソフトウエアの開発
オムロンネットワークアプリケーションズ㈱	京都市下京区	90	ソフトウエアの設計、開発、管理、保守サービス	他	65.0		65.0		2		当社ソフトウエアの開発・管理・保守
オムロン人吉㈱	熊本県人吉市	60	電子機器部品の製造	ECB	67.1	32.9 ※6	100.0		1		当社製品の製造
オムロン天草㈱	熊本県天草郡	60	電子機器部品の製造	ECB	68.1	31.9 ※7	100.0		1		当社製品の製造
オムロン野村松野㈱	愛媛県東宇和郡	97	制御機器の製造	IAB	76.8	23.2 ※8	100.0		2		当社製品の製造
オムロン太陽㈱	大分県別府市	20	電子機器部品の製造	ECB	51.3	6.0 ※3	57.3	3			当社製品の製造
摂津電機㈱	大阪市西区	63	制御機器の製造	IAB	100.0		100.0		3		当社製品の販売
滋賀デリカクリエイツ㈱	滋賀県草津市	15	給食サービス	CSB		66.7 ※9	66.7		1		—
エフアンドイーサービス㈱	京都市下京区	60	総合ビル管理・オフィスサービス	CSB		51.0 ※10	51.0		2		当社オフィスの保守・維持管理

会社名	住所	資本金(百万円)	主要な事業内容	セグメント名※1	議決権に対する所有割合			関係内容※2			
								役員の兼任		貸付金	営業上の取引等
					直接(%)	間接(%)	計(%)	当社役員(人)	当社従業員(人)		
(連結子会社)											
㈱イーコト	京都市下京区	50	デジタルコンテンツ企画・制作、教育ソフトの開発・販売	CSB	55.0		55.0		1		—
西日本フィールドエンジニアリング㈱	大阪市北区	10	電機機器の保守サービス	SSB		100.0 ※11	100.0				当社製品のメンテナンス
オムロンマーケティングクリエイツ㈱	京都市下京区	90	企業の広告宣伝および販売促進活動の企画、制作	CSB	20.0	80.0 ※3	100.0	1	2		—
オムロンロジスティッククリエイツ㈱	大阪市中央区	90	物流商社	CSB	100.0		100.0		2		当社物流・輸出入業務の代行
オムロンセルポートテレマティックス㈱	東京都港区	60	車載用通信システムの開発・製造・販売	事開	51.0		51.0		3		当社システムの開発当社製品の製造・販売
㈱業電社	茨城県水戸市	90	制御機器の販売	IAB	100.0		100.0		2		当社製品の販売
オムロンフィールドエンジニアリング九州㈱	福岡市博多区	40	電気機器の保守サービス	SSB		100.0 ※11	100.0				当社製品のメンテナンス
オムロンフィールドエンジニアリング北海道㈱	札幌市中央区	20	電気機器の保守サービス	SSB		100.0 ※11	100.0				当社製品のメンテナンス
㈱行電サービス	埼玉県戸田市	10	印刷・コピーなどの代理業務	事開		100.0 ※12	100.0		1		当社備品文書の保管管理
オムロン・クレジット・サービス㈱	京都市下京区	100	中古機械のレンタル	CSB		100.0 ※3	100.0		3		中古機械等のレンタル
オムロンティー・エー・エス㈱	東京都渋谷区	50	機械等のリース	SSB	45.6	54.4 ※13	100.0				—
オムロンゼネラルサービス㈱	京都市下京区	100	機械等のリース	CSB	70.0	30.0 ※3	100.0		5		機械等のリース
オムロンビジネスコンサルタンツ㈱	京都市下京区	10	休眠中	他	100.0		100.0		4		—
オムロンソフトウエア九州㈱	熊本県熊本市	40	ソフトウエアの開発	SSB	37.5	62.5 ※14	100.0		1		当社ソフトウエアの開発
オムロン京都太陽㈱	京都市南区	15	制御機器の製造	IAB	61.0		61.0	3	1		当社製品の製造
㈱ヒューマンルネッサンス研究所	東京都港区	50	ヒューマンルネッサンス事業の研究開発	他	100.0		100.0	2	3		研究開発の委託
オムロンテクノカルト㈱	横浜市西区	60	ソフトウエアの開発	IAB	100.0		100.0		2		当社ソフトウエアの開発
㈱ヒューマンルネッサンスコーポレーション	東京都港区	490	清算手続中	事開	100.0		100.0	2	2	有	—
オムロンシステムズ九州㈱	福岡市博多区	75	電子決済システムの販売	SSB	100.0		100.0		3		当社製品の販売
㈱エム・エー・エム・アソシエーション	東京都港区	60	清算手続中	事開		75.5 ※15	75.5	1	3		—
オムロン・ツー・フォー・サービス㈱	東京都千代田区	100	制御機器の販売	IAB	100.0		100.0		3	有	当社製品の販売
オムロンファシリティクリエイツ㈱	京都市下京区	90	オフィスサービス	CSB	60.0	40.0 ※16	100.0	1	2		当社オフィスの保守・維持管理
㈱産能コンサルティング	東京都渋谷区	380	コンサルティングおよびシステム開発	事開	60.0		60.0	1	1		—

会社名	住所	資本金（百万円）	主要な事業内容	セグメント名※1	議決権に対する所有割合 直接（%）	議決権に対する所有割合 間接（%）	議決権に対する所有割合 計（%）	関係内容※2 役員の兼任 当社役員（人）	関係内容※2 役員の兼任 当社従業員（人）	関係内容※2 貸付金	関係内容※2 営業上の取引等
（連結子会社）											
オムロンデリカクリエイツ㈱	京都市下京区	90	給食および給食管理業務	CSB	66.7		66.7		3		当社従業員用食堂の運営
㈱ベルサンテ	京都市下京区	100	清算手続中	CSB		100.0 ※16	100.0		3	有	—
オムロンソフトウエア北海道㈱	札幌市厚別区	60	ソフトウエアの開発	SSB	50.0	50.0 ※14	100.0		1		当社ソフトウエアの開発
オムロンアルファテック㈱	東京都港区	1,000	コンピュータ関連の開発・販売・保守	事開	100.0		100.0	2	5		—
オムロンパーソネルクリエイツ㈱	京都市下京区	90	人材派遣、職業紹介、業務請負業	CSB	60.0	40.0 ※17	100.0		2		当社への人材派遣
OMRON MANAGEMENT CENTER OF AMERICA, INC.	アメリカ イリノイ	8,009千 US.$	北米地域の関係会社の統轄管理	他	100.0		100.0		4		—
OMRON FINANCE CANADA, INC	カナダ オンタリオ	6,150千 CAN.$	グループ会社に対する金融業務	他		100.0 ※18	100.0		2		—
OMRON ELECTRONICS LLC	アメリカ イリノイ	13,001千 US.$	制御機器の販売	IAB		100.0 ※18	100.0		3		当社製品の販売
OMRON CANADA INC.	カナダ オンタリオ	4,500千 CAN.$	制御機器の販売	IAB		100.0 ※19	100.0		2		当社製品の販売
OMRON MANUFACTURING OF AMERICA, INC.	アメリカ イリノイ	6,000千 US.$	制御機器の製造	IAB		100.0 ※19	100.0		2		当社製品の製造
OMRON AUTOMOTIVE ELECTRONICS, INC.	アメリカ ミシガン	1,001千 US.$	車載電装機器部品の製造・販売	ECB		100.0 ※18	100.0		4		当社製品の製造・販売
OMRON DUALTEC AUTOMOTIVE ELECTRONICS INC.	カナダ オンタリオ	7,500千 CAN.$	車載電装機器部品の製造・販売	ECB		100.0 ※18	100.0		2		当社製品の製造・販売
OMRON SYSTEMS LLC	アメリカ イリノイ	3,001千 US.$	電子決済システムの販売	SSB		100.0 ※18	100.0		2		当社製品の販売
OMRON TRANSACTION SYSTEMS, INC.	アメリカ イリノイ	1千 US.$	電子決済・公共情報システムの販売	SSB		100.0 ※18	100.0		4		当社製品の販売
OMRON HEALTHCARE, INC.	アメリカ イリノイ	200千 US.$	健康機器の販売	HCB		100.0 ※18	100.0		3		当社製品の販売
OMRON ADVANCED SYSTEMS, INC.	アメリカ カリフォルニア	1,500千 US.$	コンピュータ関連技術ソフトウエアの調査・研究開発	事開		100.0 ※18	100.0	1	2		当社製品・ソフトウエアの開発
OMROR ELECTRONICS DE MEXICO, SA DE DU	メキシコ モンテレイ	800千 M.N.PESO	開業準備中	IAB		100.0 ※19	100.0				—
OMRON IDM CONTROLS, INC.	アメリカ テキサス	1千 US.$	制御機器の販売	IAB		100.0 ※19	100.0		2		当社製品の販売
OMRON LOGISTICS OF AMERICA, INC.	アメリカ イリノイ	1千 US.$	物流商社	CSB		100.0 ※18	100.0		3		当社物流・輸出入業務の代行
OMRON EUROPE B.V.	オランダ ホッフドルフ	16,883千 EUR	欧州地区関係会社の統轄管理および欧州地域制御機器事業の統轄管理	他	100.0		100.0		2		—
OMRON U.K. LIMITED	イギリス ロンドン	10,500千 STG.£	休眠中	他		100.0 ※20	100.0		2		—
OMRON ELECTRONICS Ges.m.b.H.	オーストリア ウィーン	1,000千 EUR	制御機器の販売	IAB		100.0 ※20	100.0		1		当社製品の販売

会社名	住所	資本金(百万円)	主要な事業内容	セグメント名※1	議決権に対する所有割合			関係内容※2			
								役員の兼任		貸付金	営業上の取引等
					直接(%)	間接(%)	計(%)	当社役員(人)	当社従業員(人)		
(連結子会社)											
OMRON ELECTRONICS N.V./S.A.	ベルギー グランヒガー	793千 EUR	制御機器の販売	IAB		100.0 ※20	100.0		1		当社製品の販売
OMRON ELECTRONICS AG	スイス シュタインハウゼン	2,000千 S.FR.	制御機器の販売	IAB		100.0 ※20	100.0		1		当社製品の販売
OMRON ELECTRONICS, SPOL. S. R. O.	チェコ プラハ	2,000千 CZK	制御機器の販売	IAB		100.0 ※21	100.0				当社製品の販売
OMRON ELECTRONICS G.m.b.H.	ドイツ デュッセルドルフ	14,099千 EUR	制御機器の販売	IAB		100.0 ※20	100.0		1		当社製品の販売
OMRON FABRIKAUTOMATION G.m.b.H.	ドイツ デュッセルドルフ	256千 EUR	制御機器の修理およびソフトウエアの開発	IAB		100.0 ※22	100.0		1		当社製品の修理、当社ソフトウエアの開発
OMRON ELECTRONICS A.S.	デンマーク コペンハーゲン	10,000千 D.KR.	制御機器の販売	IAB		100.0 ※20	100.0		1		当社製品の販売
OMRON ELECTRONICS S.A.	スペイン マドリッド	750千 EUR	制御機器の販売	IAB		100.0 ※20	100.0		1		当社製品の販売
OMRON ELECTRONICS S.a.r.l.	フランス フォンテーヌスボア	3,050千 EUR	制御機器の販売	IAB		100.0 ※20	100.0		1		当社製品の販売
OMRON ELECTRONICS O.Y.	フィンランド エスポー	673千 EUR	制御機器の販売	IAB		100.0 ※20	100.0		1		当社製品の販売
OMRON ELECTRONICS, KFT.	ハンガリー ブタペスト	6,600千 HUF	制御機器の販売	IAB		100.0 ※21	100.0		1		当社製品の販売
OMRON ELECTRONICS S.r.l.	イタリア ミラノ	5,000千 EUR	制御機器の販売	IAB		100.0 ※20	100.0		1		当社製品の販売
OMRON IMMOBILIARE S.r.l.	イタリア ミラノ	380千 EUR	ビル管理	IAB		100.0 ※20	100.0				—
OMRON ELECTRONICS NORWAY A.S.	ノルウェー オスロー	7,500千 N.KR.	制御機器の販売	IAB		100.0 ※20	100.0		1		当社製品の販売
OMRON ELECTRONICS B.V.	オランダ ホッフドルフ	454千 EUR	制御機器の販売	IAB		100.0 ※20	100.0		1		当社製品の販売
OMRON ELECTRONICS Lda.	ポルトガル サカベン	400千 EUR	制御機器の販売	IAB		100.0 ※20	100.0		1		当社製品の販売
OMRON ADMINISTRACAO DE IMOVEIS Ltda.	ポルトガル サカベン	100千 EUR	ビル管理	IAB		100.0 ※23	100.0		1		—
OMRON ELECTRONICS SP.Z.O.O.	ポーランド ワルシャワ	100千 US.$	制御機器の販売	IAB		100.0 ※21	100.0		1		当社製品の販売
OMRON ELECTRONICS A.B.	スェーデン キスタ	4,500千 S.KR.	制御機器の販売	IAB		100.0 ※20	100.0		1		当社製品の販売
OMRON ELECTRONICS LTD.	トルコ イスタンブール	65億 TRL	制御機器の販売	IAB		100.0 ※24	100.0		1		当社製品の販売
OMRON ELECTRONICS LTD	イギリス ロンドン	2,500千 STG.£	制御機器の販売	IAB		100.0 ※20	100.0		1		当社製品の販売
OMRON ELECTRONICS MANUFACTURING OF GERMANY G.m.b.H.	ドイツ ヌフリンゲン	1,662千 EUR	制御機器の製造	IAB		100.0 ※22	100.0		1		当社製品の製造・販売

会社名	住所	資本金(百万円)	主要な事業内容	セグメント名※1	議決権に対する所有割合			関係内容※2			
								役員の兼任		貸付金	営業上の取引等
					直接(%)	間接(%)	計(%)	当社役員(人)	当社従業員(人)		
(連結子会社)											
OMRON MANUFACTURING OF THE NETHERLANDS B. V.	オランダ デンボッシュ	9,756千EUR	制御機器の製造	IAB		100.0 ※20	100.0		2		当社製品の製造
OMRON ELECTRONIC COMPONENTS LTD.	イギリス ウエストミッドランド	1,500千STG. £	車載電装機器部品の製造・販売	ECB		100.0 ※20	100.0		4		当社製品の製造・販売
OMRON RETAIL SYSTEMS FRANCE SARL.	フランス フォンテーヌスボア	762千EUR	休眠中	SSB	100.0		100.0				—
OMRON MEDIZINTECHNIK HANDELSGESELLSCHAFT G.m.b.H.	ドイツ マンハイム	383千EUR	健康機器の販売	HCB		100.0 ※25	100.0		2		当社製品の販売
OMRON HEALTHCARE EUROPE B.V.	オランダ ホッフドルフ	46千EUR	健康機器の販売	HCB		100.0 ※20	100.0		4		当社製品の販売
OMRON HEALTHCARE UK Ltd	イギリス ウエストスーセックス	1千STG. £	健康機器の販売	HCB		100.0 ※25	100.0		2		当社製品の販売
OMRON ELECTRONIC COMPONENTS EUROPE B.V.	オランダ ホッフドルフ	1,000千EUR	電子機器部品の販売	ECB		100.0 ※20	100.0		2		当社製品の販売
OMRON ASIAPACIFIC PTE. LTD.	シンガポール	47,888千S.$	東南アジア地区関係会社の統轄管理・ソフトウエアの開発および制御機器の販売	他	100.0		100.0		3		当社ソフトウエアの開発・当社製品の販売
OMRON ELECTRONICS PTE. LTD.	シンガポール	4,000千S.$	制御機器の販売	IAB		100.0 ※26	100.0				当社製品の販売
OMRON ELECTRONICS SDN. BHD.	マレーシア ペタリングジャヤ	300千M$	制御機器の販売および販促	IAB		100.0 ※26	100.0		2		当社製品の販売
OMRON ELECTRONICS PTY. LTD.	オーストラリア ノースライド	967千A$	制御機器の販売	IAB		100.0 ※26	100.0		1		当社製品の販売
OMRON ELECTRONICS LTD.	ニュージーランド オークランド	500千NZ$	制御機器の販売	IAB		100.0 ※26	100.0		1		当社製品の販売
OMRON ELECTRONICS CO., LTD.	タイランド バンコク	100百万THB	制御機器の販売	IAB		100.0 ※26	100.0		1		当社製品の販売
FS AUTOMATION PTE LTD	シンガポール	1,100千S.$	清算手続中	IAB		100.0 ※26	100.0		3		—
OMRON MALAYSIA SDN. BHD.	マレーシア ペタリングジャヤ	20,000千M$	電子機器部品の製造・販売	ECB		100.0 ※27	100.0		3		当社製品の製造
P.T. OMRON MANUFACTURING OF INDONESIA	インドネシア ブカシ	19,057百万IDR	電子機器部品の製造・販売	ECB		90.0 ※26	90.0		4		当社製品の製造
OMRON ELECTRONICS COMPONENTS PTE., LTD.	シンガポール	2,000千S.$	東南アジア地区ECB事業関係会社の統合管理および電子機器部品の販売	ECB		100.0 ※26	100.0		4		—
OMRON ELECTRONICS COMPONENTS CO., LTD.	タイランド バンコク	110,000THB	電子機器部品の製造・販売	ECB		100.0 ※26	100.0		3		当社製品の製造・販売

会社名	住所	資本金（百万円）	主要な事業内容	セグメント名※1	議決権に対する所有割合			関係内容※2			
								役員の兼任		貸付金	営業上の取引等
					直接（%）	間接（%）	計（%）	当社役員（人）	当社従業員（人）		
（連結子会社）											
OMRON AUTOMOTIVE ELECTRONICS KOREA. CO. LTD.	韓国ソウル	161億WON	車載電装機器の製造・販売	ECB	100.0		100.0		3		当社製品の製造・販売
OMRON KOREA CO., LTD.	韓国ソウル	2億WON	制御機器の販売	IAB	100.0		100.0		5		当社製品の販売
OMRON BUSINESS SYSTEMS SINGAPORE (PTE.) LTD.	シンガポール	2,601千S.$	電子決済システムの販売	SSB		100.0 ※26	100.0		3		当社製品の販売
OMRON BUSINESS SYSTEMS (MALAYSIA) SDN. BHD.	マレーシアペタリングジャヤ	1,000千M$	電子決済システムの販売	SSB		100.0 ※28	100.0		3		当社製品の販売
OMRON MECHATRONICS OF THE PHILIPPINES CORPORATION	フィリピンスービック	230百万PHP	電子決済・公共情報システムの製造	SSB		100.0 ※29	100.0		4		当社製品の製造
OMRON ELECTRONICS ASIA LTD.	香港九龍	25,000千HK$	制御機器の販売	IAB		100.0 ※26	100.0		2		当社製品の販売
OMRON TRADING (SHENZHEN)CO., LTD.	中国深圳	3,175千RMB.¥	貿易物流会社	IAB		100.0 ※30	100.0		1		—
OTE ENGINEERING INC.	台湾桃園縣	2億NT$	制御機器の製造・開発	IAB		100.0 ※31	100.0		5		当社製品の製造・開発
YAMRON CO., LTD.	台湾台北	33,000千NT$	制御機器の販売	IAB	100.0		100.0		5		当社製品の販売
OMRON TAIWAN ELECTRONICS INC.	台湾台北	1億NT$	制御機器の販売	IAB		70.0 ※30	70.0		4		当社製品の販売
OMRON HEALTHCARE SINGAPORE PTE LTD.	シンガポール	750千S.$	健康機器の販売	HCB		100.0 ※26	100.0		2		当社製品の販売
OMRON ELETRONICA DO BRASIL LTDA.	ブラジルサンパウロ	840千B.REAL	制御機器の販売	IAB		100.0 ※19	100.0				当社製品の販売
OMRON COMPONENTES ELETRO ELETRONICOS DA AMAZONIA LTDA.	ブラジルマナウス	82千US.$	休眠中	IAB		98.9 ※32	98.9				当社製品の製造
OMRON BUSINESS SISTEMAS ELETRONICOS DA AMERICA LATINA LTDA.	ブラジルサンパウロ	29千B.REAL	電子決済システムの販売	SSB	100.0		100.0			有	当社製品の販売
OMRON (CHINA) CO., LTD	中国北京	49,037千US.$	中国地域制御機器事業の統轄管理・販売	他	91.8	8.2 ※30	100.0		5		—
OMRON DALIAN CO., LTD.	中国大連	58,678千RMB.¥	健康機器の製造	HCB		100.0 ※33	100.0		2		当社製品の製造
OMRON INDUSTRY & TRADE (DALIAN) CO., LTD.	中国大連	2,000千US.$	健康機器の貿易会社	HCB		100.0 ※33	100.0				—
SHANGHAI OMRON AUTOMATION SYSTEM CO., LTD.	中国上海	55,440千RMB.¥	制御機器の製造	IAB		85.0 ※33	85.0		3		当社製品の製造

会社名	住所	資本金(百万円)	主要な事業内容	セグメント名※1	議決権に対する所有割合			関係内容※2			
					直接(%)	間接(%)	計(%)	役員の兼任 当社役員(人)	役員の兼任 当社従業員(人)	貸付金	営業上の取引等
(連結子会社)											
SHANGHAI OMRON CONTOROL COMPONENTS CO., LTD.	中国上海	132,370千RMB.¥	電子機器部品の製造	ECB		59.0 ※33	59.0		3		当社製品の製造
OMRON (SHANGHAI) CO., LTD	中国上海	9,800千US.$	制御機器の製造・販売	IAB		100.0 ※33	100.0		4		当社製品の製造・販売
OMRON TRADING (SHANGHAI) CO., LTD.	中国上海	4,492千US.$	貿易会社	他		100.0 ※33	100.0		4		—
OMRON TRADING (TIANJIN) CO., LTD.	中国天津	500千US.$	貿易物流会社	IAB		100.0 ※33	100.0		3		当社物流・輸出入業務の代行
OMRON (CHINA) GROUP CO., LTD.	香港九龍	7,000千HK$	中華経済圏関係会社の統轄管理	他	100.0		100.0		5		—
OMRON ELECTRONIC COMPONENTS (HONGKONG) LTD.	香港九龍	163,000千HK$	電子機器部品の製造・販売	ECB	100.0		100.0		3		当社製品の製造・販売
OMRON ELECTRONIC COMPONENTS (SHENZHEN) LTD.	中国深圳	165,549千RMB.¥	電子機器部品の製造	ECB		100.0 ※34	100.0		3		当社製品の製造
(持分法適用関連会社)											
双立電機㈱	東京都豊島区	14	制御機器の販売	IAB	28.6		28.6				当社製品の販売
㈱エフエーリョーサン	東京都千代田区	76	制御機器の販売	IAB	25.0		25.0		1		当社製品の販売
㈱柳電社	東京都目黒区	100	制御機器の販売	IAB	33.4		33.4		2		当社製品の販売
近畿フィールドエンジニアリング㈱	大阪市中央区	10	電機機器の設計修理・技術指導	SSB		34.0 ※11	34.0				当社製品のメンテナンス
㈱エフタイム	東京都港区	10	コンピュータ関連の販売	事開		42.5 ※12	42.5				—
㈱サンコー・インダストリアル・オートメーション	群馬県桐生市	30	制御機器の販売	IAB	34.0		34.0		1		当社製品の販売
緑屋テクノ㈱	東京都中央区	95	制御機器の販売	IAB	34.0		34.0		1		当社製品の販売
横浜テクノエンジニアリングサービス㈱	横浜市神奈川区	40	電機機器の保守サービス	SSB	35.0	15.0 ※11	50.0		1		当社製品のメンテナンス
BEIJING GOT BUSINESS COMPUTER SYSTEM CO. LTD.	中国北京	42,647千RMB.¥	EFTSシステムの販売	SSB	12.5	12.5 ※35	25.0		3		当社製品の販売
OMRON SHANGHAI COMPUTER CORPORATION	中国上海	16,780千RMB.¥	ソフトウエアの開発	事開		24.0 ※33	24.0		3		当社ソフトウエアの開発
NANJING SOUTHEAST OMRON TRAFFIC INFORMATION SYSTEMS CO. LTD	中国南京	1,000千RMB.¥	交通道路情報システムの開発	事開		75.0 ※36	75.0				当社ソフトウエアの開発
FUTURE LOGIC CORPORATION	フィリピンマカチ	11,200千PHP	流通システムの販売	SSB		42.8 ※37	42.8				当社製品の販売
HARMONIX CORPORATION	アメリカマサチューセッツ	2,500千US.$	SSB事業の機器開発	SSB	28.5		28.5		1		当社システムの開発

(注) ※1　IAB(インダストリアルオートメーションビジネスカンパニー)、ECB(エレクトロニクスコンポーネンツビジネスカンパニー)、SSB(ソーシアルシステムズビジネスカンパニー)、HCB(ヘルスケアビジネスカンパニー)、CSB(クリエーティブサービスビジネスカンパニー)、事開(事業開発本部)、他(技術本部等の本社機構)の略称であり、主たる事業内容に基づくセグメントを記載している。

※2　特定子会社はない。

※3　オムロンエンタープライズ㈱所有分である。

※4　オムロン岡山㈱所有分 6.3%、オムロンエンタープライズ㈱所有分 9.7%である。

※5　オムロン熊本㈱所有分 2.0%、オムロンエンタープライズ㈱所有分 3.9%である。

※6　オムロン熊本㈱所有分16.7%、オムロンエンタープライズ㈱所有分16.2%である。

※7　オムロン熊本㈱所有分16.7%、オムロンエンタープライズ㈱所有分15.2%である。

※8　オムロン岡山㈱所有分10.8%、オムロンエンタープライズ㈱所有分12.4%である。

※9　オムロンデリカクリエイツ㈱所有分である。

※10　オムロンファシリティクリエイツ㈱所有分である。

※11　オムロンフィールドエンジニアリング㈱所有分である。

※12　オムロンアルファテック㈱所有分である。

※13　オムロンフィールドエンジニアリング㈱所有分35.3%、オムロンフィールドエンジニアリング九州㈱所有分10.0%、オムロンフィールドエンジニアリング北海道㈱所有分3.0%、オムロンエンタープライズ㈱所有分6.1%である。

※14　オムロンソフトウエア㈱所有分である。

※15　㈱ヒューマンルネッサンスコーポレーション所有分である。

※16　オムロンゼネラルサービス㈱所有分である。

※17　オムロンゼネラルサービス㈱所有分20.0%、オムロンエンタープライズ㈱所有分20.0%である。

※18　OMRON MANAGEMENT CENTER OF AMERICA, INC.所有分である。

※19　OMRON ELECTRONICS LLC所有分である。

※20　OMRON EUROPE B.V.所有分である。

※21　OMRON EUROPE B.V.所有分99%、OMRON ELECTRONICS Ges.m.b.H.所有分1%である。

※22　OMRON ELECTRONICS G.m.b.H.所有分である。

※23　OMRON ELECTRONICS S.A.所有分99%、OMRON ELECTRONICS Lda所有分1%である。

※24　OMRON ELECTRONICS S.r.l.所有分95%、OMRON EUROPE B.V.所有分5%である。

※25　OMRON HEALTHCARE EUROPE B.V.所有分である。

※26　OMRON ASIAPACIFIC PTE. LTD.所有分である。

※27　OMRON ASIAPACIFIC PTE. LTD.所有分97.8%、オムロン熊本㈱所有分2.2%である。

※28　OMRON BUSINESS SYSTEMS SINGAPORE (PTE.) LTD.所有分である。

※29　OMRON ASIAPACIFIC PTE. LTD.所有分84.8%、オムロン直方㈱所有分15.2%である。

※30　OMRON ELECTRONICS ASIA LTD.所有分である。

※31　OMRON ELECTRONICS ASIA LTD.所有分70%、OMRON ASIAPACIFIC PTE. LTD.所有分30%である。

※32　OMRON ELECTRONICA DO BRASIL LTDA.所有分である。

※33　OMRON (CHINA) CO., LTD所有分である。

※34　OMRON ELECTRONIC COMPONENTS (HONGKONG) LTD.所有分である。

※35　オムロン直方㈱所有分である。

※36　OMRON SHANGHAI COMPUTER CORPORATION所有分である。

※37　OMRON ASIAPACIFIC PTE. LTD.所有分21.4%、オムロン直方㈱所有分21.4%である。

※38　上記連結子会社中に、有価証券報告書または有価証券届出書の提出会社はない。

※39　上記連結子会社中に、売上高(連結会社相互間の内部売上高を除く)が連結売上高に占める割合が10%を超えている会社はない。

※40　上記関係会社中に、重要な債務超過の状況にある会社はない。

※41　オムロンエンタープライズ㈱は、平成14年4月1日にオムロンファイナンス㈱に商号変更している。

5 【従業員の状況】

(1) 連結会社の状況

平成14年３月20日現在

事業の種類別セグメントの名称	従業員数(人)
インダストリアルオートメーションビジネス	7,550
エレクトロニクスコンポーネンツビジネス	8,501
ソーシアルシステムズビジネス	4,884
ヘルスケアビジネス	2,202
その他	1,295
全社(共通)	692
合計	25,124

(注) 従業員数は就業人員数(当社グループからグループ外への出向者を除き、グループ外から当社グループへの出向者を含む)である。

(2) 提出会社の状況

平成14年３月20日現在

従業員数(人)	平均年齢(歳)	平均勤続年数(年)	平均年間給与(円)
6,020	39.5	17.1	7,626,206

(注) 1 従業員数は就業人員数(当社から社外への出向者を除き、社外から当社への出向者を含む)である。
2 平均年間給与は、賞与および基準外賃金を含んでいる。
3 当社は、満60歳定年制を採用している。

(3) 労働組合の状況

平成14年３月20日現在

名称	オムロン関連労働組合協議会 (全日本電機・電子・情報関連産業労働組合連合会)	ＪＡＭオムロン労働組合
結成年月	昭和53年４月	昭和53年４月
組合員数(人)	8,765人	37人

なお、会社と労働組合との間には、特記すべき事項はない。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

当連結会計年度の経済状況を概観すると、前連結会計年度まで拡大を続け世界経済を牽引してきた米国では、情報技術(ＩＴ)関連産業での落ち込みにより景気が大きな減速傾向を示し、さらに９月11日同時多発テロはその回復を遅らせることになった。その影響を受け、アジア経済さらに欧州経済も低迷が続いた。一方わが国経済も、個人消費の伸び悩みや輸出、生産活動の減速により企業収益が急速に悪化したことから設備投資が大幅に減少するとともに雇用情勢もさらに厳しさを増し経済全般で厳しい後退局面が続いた。

当社グループ関連市場では、半導体・ＩＴ関連産業の設備投資抑制ならびに電機・電子関連産業の業績落ち込みの影響により、制御システム機器の需要が減少し、当社グループの主力であるインダストリアルオートメーションビジネスカンパニーとエレクトロニクスコンポーネンツビジネスカンパニーの売上高が大きく落ち込んだ。さらに国内金融機関や電鉄会社の投資抑制は、ソーシアルシステムズビジネスカンパニーに大きな影響を与えた。また国内の消費低迷により、ヘルスケアビジネスカンパニーの売上高は低い伸びにとどまった。この結果、当連結会計年度の売上高は5,339億64百万円(前期比10%減)となった。利益については、これら売上高の減少が大きく影響し、営業利益は黒字を確保したものの42億21百万円(前期比90%減)まで落ち込み、さらに、事業構造の見直しに伴う不稼動資産の圧縮や株式市場の低迷による保有株式の評価損といった特別費用の計上により法人税等・少数株主損益調整前純損益は253億73百万円の損失、当期純損益については、157億73百万円の損失となった。

事業の種類別セグメントの業績は次のとおりである。

従来、エレクトロニクスコンポーネンツビジネスがセグメント間の内部売上高としていた一部の製品または地域について当連結会計年度より直接外部売上を行うことにしたが、セグメント合計の売上高の前連結会計年度の金額は変更することなく、前期比を算出している。

① インダストリアルオートメーションビジネス

半導体・ＩＴ関連はじめ民間設備投資の抑制が急速に進むなか、下期後半からようやく底入れ感が出てきたが、依然として各企業の設備投資に対する姿勢は慎重で、年度を通じて厳しい状況が続いた。そのなかで、製造現場の安全、情報化、環境といったニーズに対応した商品の投入、ソリューションの提供に注力してきたが、投資意欲が著しく低いなか、既存領域とあわせて国内は大きく落ち込んだ。海外では、円安による為替換算増があるものの、北米は設備投資の調整が続き低調となった。またアジアでは、ＩＴ関連悪化による設備投資全体への影響度も大きく、大幅な落ち込みとなった。一方、欧州では為替影響もあり堅調に推移した。中国でも、直接販売など営業力強化や事業インフラの整備を含めた効果により前期比増となった。

この結果、セグメント合計の売上高は、1,934億10百万円(前期比22%減)(うち外部顧客に対する売上高は、1,869億84百万円(前期比18%減))、営業利益121億14百万円(前期比63%減)となった。

② エレクトロニクスコンポーネンツビジネス

国内は半導体、電子部品などＩＴ関連業界の急速な悪化、設備投資の低迷から、半導体・業務民生用機器が大きく減少する一方、アミューズメント機器および車載電装機器は堅調に推移した。

北米市場では景気減速の中での同時多発テロの影響が大きく、産業、家電、通信業界向けの売上高が大きく減少した。一方、車載電装機器は、テロ以降の大きな減少を予測していたが、ゼロ金利政策などが奏功し、大きな減少もなく堅調に推移した。東南アジアについては、米国景気の低迷の影響を受け、家電向けをはじめとして厳しい状況が継続した。韓国においては車載電装機器が好調に推移した。また、中国においては、家電向けを中心に比較的堅調ではあるが、中国メーカーとの競合による価格競争の激化、通信事業の減少により、売上高は低調となった。

この結果、セグメント合計の売上高は、1,478億94百万円(前期比４％減)(うち外部顧客に対する売上高は、1,281億93百万円(前期比１％減))、営業利益79億44百万円(前期比56％減)となった。

③ ソーシアルシステムズビジネス

電子決済システム事業では、前連結会計年度の売上高に貢献した新紙幣対応等の特需もなく、銀行を中心とする顧客の設備投資余力の減少、また流通市場では大手量販店が経営破綻するなど、大変厳しい事業環境であったが、コンビニ向けＡＴＭなど時代の潮流に乗る商品提供と新型のＡＴＭや無人契約機などの積極的な営業活動により、売上高は横ばいを維持した。駅務システム事業では前連結会計年度は関東地方での共通乗車システム「パスネット」導入による大型需要があったが、当連結会計年度はその反動から大きく需要が後退し、新型の自動券売機・自動改札機を投入し拡販を図ったが、需要の落ち込みをカバーするには至らなかった。また、交通管制・道路管理システム事業では、地方財政が逼迫するなか顧客の投資姿勢は極めて厳しく、売上高は大きく減少した。

この結果、セグメント合計の売上高は、1,336億17百万円(前期比12％減)(うち外部顧客に対する売上高は、1,246億27百万円(前期比12％減))、営業損失30億31百万円となった。

④ ヘルスケアビジネス

国内においては、個人消費の低迷が依然継続するなか、消費構造および流通業界の変革が重なり厳しい事業環境が続いた。流通業界における再編の進行、売り場の多様化および店舗の二極化に対応して、エリア管理の徹底と個別店舗ごとの売り場づくりの推進など売上拡大施策を強化した。また、新型体脂肪計、新霧化方式によるネブライザや、日本で初めて腋下で５秒の測定を実現した瞬間体温計を投入したが、消費の低迷とデフレの進行に追いつけず、売上高は減少した。

海外においては、円安による増加効果もあり、欧米・アジアともに総じて堅調に推移した。特に北米での消費動向は底堅く、また中国では高い消費の伸びに支えられ好調だった。新規事業として取り組んでいる健康サービス事業については、「健康達人」シリーズを核とした新しいビジネスモデルの構築に取り組んだ。

この結果、セグメント合計の売上高は、408億35百万円(前期比３％増)(うち外部顧客に対する売上高は、406億17百万円(前期比３％増))、営業利益16億25百万円(前期比190％増)となった。

⑤　その他

クリエーティブサービスビジネスカンパニーでは、構造改革を推進する企業からのコンサルティング事業やアウトソーシング事業が堅調だった。

事業開発本部では、プリントシール機においては他社の参入による競争激化のなかではあるが、機器の設置台数の増加により、売上高が大きく増加した。また、音声自動応答システム事業では、金融機関のコールセンタ等での需要が拡大した。コンピュータ周辺機器においては、市場低迷と価格低下が進むなか、ＡＤＳＬモデムの店頭販売が見込みを下回り、売上高は減少した。

この結果、その他の部門の売上高は、1,008億66百万円(前期比２％減)(うち外部顧客に対する売上高は、535億43百万円(前期比４％減))、営業利益25億88百万円となった。

所在地別セグメントの業績については、次のとおりである。

① 日本

日本経済は、個人消費の伸び悩みや輸出、生産活動の減速により、企業収益が急速に悪化したことから設備投資が大幅に減少するとともに、雇用情勢もさらに厳しさを増し、経済全般で厳しい後退局面が続いた。

当社関連市場では、半導体・ＩＴ関連産業の設備投資抑制ならびに電機・電子関連産業の業績落ち込みの影響、さらに、国内金融機関や電鉄会社の投資抑制の影響により、当社商品の需要が大きく後退し、インダストリアルオートメーションビジネス、エレクトロニクスコンポーネンツビジネス、ソーシアルシステムズビジネスの売上は大きく減少した。また、個人消費の低迷により、ヘルスケアビジネスも低調に推移した。

これらの結果、当連結会計年度における本国の売上高合計は4,256億42百万円(前期比15％減)(うち外部顧客に対する売上高は3,578億68百万円(前期比16％減))となった。また営業利益については売上高の減少のほか、構造改革に伴う事業収束による在庫の評価減などもあり、159億78百万円(前期比67％減)となった。

② 北米地域

前期まで拡大を続け世界経済を牽引してきた米国では、ＩＴ関連産業での落ち込みにより景気が大きな減速傾向を示し、さらに９月11日の同時多発テロはその景気回復を遅らせることになった。

このような経済環境のもと、インダストリアルオートメーションビジネスが低迷した一方、エレクトロニクスコンポーネンツビジネス、ヘルスケアビジネスは比較的堅調に推移した。

これらの結果、米ドルに対して円安が進行した影響で、当地域の売上高合計は660億71百万円(前期比２％増)(うち外部顧客に対する売上高は655億59百万円(前期比２％増))、営業利益は29億79百万円(前期比20％減)となった。

③ 欧州地域

欧州経済は、米国景気の低迷の影響により、年間を通じて低調に推移した。

こうしたなか、インダストリアルオートメーションビジネス、エレクトロニクスコンポーネンツビジネス、ヘルスケアビジネスは総じて堅調に推移した。

これらの結果、当地域の売上高合計は657億83百万円(前期比７％増)(うち外部顧客に対する売上高は653億５百万円(前期比７％増))となり、また営業利益については、19億15百万円(前期比51％減)となった。

④ アジア他地域

アジア経済は、東南アジアをはじめとして、米国経済の減速の余波を受けて低迷が続いたが、中国に関しては好調が持続した。

韓国および東南アジアにおいては、ＩＴ関連市場の落ち込みにより、インダストリアルオートメーションビジネスが不調だったものの、エレクトロニクスコンポーネンツビジネス、ヘルスケアビ

ジネスは堅調に推移した。中国においては、インダストリアルオートメーションビジネス、エレクトロニクスコンポーネンツビジネスが堅調、ヘルスケアビジネスは高い個人消費の伸びに支えられて好調に推移した。

これらの結果、当地域の売上高合計は712億34百万円(前期比４％増)(うち外部顧客に対する売上高は452億32百万円(前期比横ばい))、営業利益は14億32百万円(前期比68％減)となった。

(2) キャッシュ・フロー

当連結会計年度における現金及び現金同等物(以下「資金」という。)は、当期純利益が157億73百万円の損失となり大幅減少したこと、支払手形及び買掛金・未払金の減少により営業キャッシュ・フローが減少したこと、さらに長期債務の返済を行ったこと等により、資金残高は前連結会計年度に比べ148億42百万円減少し、当連結会計年度末には707億79百万円となった。

(営業活動によるキャッシュ・フロー)

当連結会計年度において営業活動による資金の増加は336億87百万円であり、前連結会計年度の507億96百万円に比べ171億９百万円の減少になった。

この減少の要因は主に、民間設備投資が大幅に減少したことを背景とした制御システム機器の収益減により、当期純利益が157億73百万円の損失と前連結会計年度に比べ380億70百万円減少したことや支払手形及び買掛金・未払金の減少によるキャッシュ・フローの悪化222億91百万円があったものの、投資有価証券及びその他の資産の減損171億99百万円などキャッシュ・フローを伴わない損失が大きかったことや売上高減少により受取手形及び売掛金、たな卸資産が減少したことにより368億５百万円改善したこと等によるものである。

(投資活動によるキャッシュ・フロー)

当連結会計年度において投資活動による資金の減少は401億21百万円であり、前連結会計年度の323億65百万円に比べ77億56百万円増加した。

この増加の要因は主に、業績悪化による設備投資の抑制を行なったものの、京阪奈研究所の建設による支出などにより資本的支出が13億13百万円増加したことや短期投資及び投資有価証券の売買による資金収支が70億55百万円悪化したこと等によるものである。

(財務活動によるキャッシュ・フロー)

当連結会計年度において財務活動の結果、使用した資金は120億56百万円であり、前連結会計年度の245億82百万円に比べ125億26百万円減少した。

主な資金使途として、前連結会計年度においては消却のための自己株式の取得を183億38百万円実施し、当連結会計年度においては、長期債務269億70百万円返済と短期・長期合わせて188億88百万円の借入等を実施した。

2 【生産、受注及び販売の状況】

(1) 生産実績

当連結会計年度における生産実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメントの名称	金額(百万円)	前期比(%)
インダストリアルオートメーションビジネス	150,818	△31.6
エレクトロニクスコンポーネンツビジネス	141,826	△1.2
ソーシアルシステムズビジネス	95,498	△20.1
ヘルスケアビジネス	37,383	△3.5
その他	43,132	+0.9
合計	468,657	△17.1

(注) 1 金額は販売価格によっており、セグメント間の取引については相殺消去している。
2 上記の金額には、消費税等は含まれていない。
3 上記中には外部仕入先等よりの仕入商品を含んでいる。

(2) 受注状況

当連結会計年度における受注状況を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメントの名称	受注高(百万円)	前期比(%)	受注残高(百万円)	前期比(%)
インダストリアル オートメーションビジネス	184,191	△24.1	12,784	△38.0
エレクトロニクス コンポーネンツビジネス	130,942	+10.8	10,210	+105.8
ソーシアルシステムズビジネス	123,573	△12.0	9,035	△13.9
ヘルスケアビジネス	41,179	+2.0	1,494	△35.5
その他	51,900	△6.7	1,961	△32.3
合計	531,785	△10.9	35,484	△14.0

(注) 1 上記の金額には、消費税等は含まれていない。
2 一部の製品または地域について、当連結会計年度より販売ルートの見直しを実施しているが、前連結会計年度の金額について、見直し後の区分への組替えが困難であるため、前期比の算出にあたって前連結会計年度の金額は、当該年度の区分によるものを使用している。

(3) 販売実績

当連結会計年度における販売実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメントの名称	金額(百万円)	前期比(%)
インダストリアルオートメーションビジネス	186,984	△17.9
エレクトロニクスコンポーネンツビジネス	128,193	△1.0
ソーシアルシステムズビジネス	124,627	△12.2
ヘルスケアビジネス	40,617	+3.3
その他	53,543	△4.2
合計	533,964	△10.1

(注) 1 セグメント間の取引については相殺消去している。
2 販売実績が総販売実績の100分の10以上となる相手先はないため、相手先別販売実績については記載を省略している。
3 上記の金額には、消費税等は含まれていない。
4 一部の製品または地域について、当連結会計年度より販売ルートの見直しを実施したため、前期比の算出に使用した前連結会計年度の販売実績は、見直し後の区分に組み替えた数値を使用している。

3 【対処すべき課題】

今後の経済環境については、世界的にＩＴ関連分野などでの在庫調整が着実に進展しており、また世界経済の回復を主導することが期待される米国経済が同時多発テロ以降予想外の速さで立ち直りを見せていると判断している。日本、アジア、欧州でも米国経済の回復から生産、輸出、設備投資拡大への期待が広がっている。しかしながら、在庫調整から実需を伴った力強い回復にはまだまだ時間を要し、特に日本経済については海外生産移転やそれに伴う雇用調整問題など構造的な不安定要因といったリスクを抱えながらの緩やかな回復にとどまるものと思われる。

今後も厳しい事業環境が続くと予想されるなかで、当社グループとしては主力事業であるインダストリアルオートメーションビジネスカンパニーならびにエレクトロニクスコンポーネンツビジネスカンパニーを中心とした将来への成長戦略投資を実行する一方で、緊急の課題である市場の回復に依存しない強靭な企業体質の構築に向け、グループ全活動にわたる生産性向上のための構造改革(ＶＩＣ２１)の施策を実行し、構造改革を加速、断行していく。

このＶＩＣ２１は「事業構造改革」、「生産構造改革」、「購買プロセス改革」、「マネジメント生産性改革」、「本社構造改革」、「資産構造改革」の６つの構造改革で構成している。平成14年度はまさに構造改革の正念場の年度となる。一つ一つやり遂げ、グループ全体での業績を急回復させるとともに、将来に向けた持続的な収益基盤を創り上げ、2010年までを対象としたグループの経営施策の基本方針「グランドデザイン２０１０」(ＧＤ２０１０)で目指す「企業価値の長期的最大化」へつなげていく所存である。

4 【経営上の重要な契約等】

該当なし。

5 【研究開発活動】

当社グループは、技術の育成・強化を目的に中長期的視野に立った技術戦略を定めて、研究開発を実行している。自社の強み、コアコンピタンスとして「センシング＆コントロール」を位置付けこれを技術戦略の核とし、全社的観点から技術本部の中央研究所およびＩＴ研究所が基礎的な技術の開発を担い、各カンパニーはその応用技術開発や商品化開発を行っている。

当連結会計年度の取り組みとしては、「センシング＆コントロール」の基礎となる技術領域として、①光・高周波などを賢くコントロールする技術、②画像・音・電波などから必要な情報を賢く抽出し最適に出力する技術、③オープンプラットフォームを賢く使う組み込み技術、④それらを支えるソフトウェア工学・管理工学 の技術構築を行なってきた。

また、高いレベルの研究開発を迅速に実行することを目的に、当社保有技術の積極的な公開とベンチャー企業への投資を行い、社外の技術パートナーとの連携をグローバルに展開するための仕組みを整備する一方で、各社内カンパニーにおける新商品開発のため、技術本部から社内カンパニーへの技術成果の移管を行った。今後も引き続き、オムロングループの成長戦略を支えるコアコンピタンスの強化に取り組んでいく。

グループ全体の研究開発に関する費用の総額は前連結会計年度425億13百万円、当連結会計年度414億7百万円である。なお、研究開発費については、技術本部などで行っている基礎研究費用等、99億26百万円が含まれている。

各セグメント別の研究目的、主要課題、研究成果及び研究開発費は次のとおりである。

(1) インダストリアルオートメーションビジネス

顧客ニーズに基づき、先進的な制御技術・センシング技術・制御コンポーネント技術・これらの商品を支える生産技術に注力して、新商品の開発を行なっている。また、商品ごとの個別技術と合わせて環境・安全問題の解決を図るための省エネ・セーフティ技術の確立にも注力している。

新商品として、システムコンポはＰＬＣ　ＣＳ１／ＣＪ１シリーズで業界最高速のＣＰＵを合計１５機種投入、分散化指向のスマートスレーブの開発、高機能プログラマブルターミナルＮＳシリーズのラインナップを強化した。センシングコンポはカスタマイズ性を大幅に向上した視覚センサ、高速・超寿命の小型タグＲＦ－ＩＤ、高精度分離型の磁気スマートセンサ、計測・判別アプリケーション用ライトカーテンなど１０機種を開発した。検査装置としてインライン型ハンダ・クリーム検査、卓上ハンダ確認装置など６機種を開発した。産機コンポは交換時期お知らせ機能付電源、エコ商品の汎用タイマ・カウンタ・デジタルパネルメータ、０．０１℃単位で温度制御ができる高精度温度調節器等を開発した。

先行技術開発としては、ＩＴ技術を核としたオープン・分散・オブジェクト、ＲＡアーキテクチャ、ＭＥＳ接続、コンポ機能のモジュール化、実装の高密度化、分光センシング、産業用の無線などの技術開発・調査を行なっている。

当セグメントに係る研究開発費は、136億19百万円である。

(2) エレクトロニクスコンポーネンツビジネス

ＩＴバブル崩壊後、ＩＴ市場は低迷しているが、ＡＤＳＬやＣＡＴＶによってインターネットのブロードバンド化は急速に普及し、さらなる高速化、大容量化を達成すべく通信の光化が加速している中、電気・電子制御で蓄積した技術の光制御への展開を準備してきた。特に独自の工法によりマイクロレンズ・アレイ、微少複合ミラー、複製導波路などのキーエレメントを開発し、アクチュエータと光路設計により大幅なローコスト化の目途をたてることができた。主にメトロ・アクセスからホームネット向けの光スイッチ、可変減衰器、光分波器、カプラなど各種デバイスの事業化を進めて行く。

当セグメントに係る研究開発費は、87億39百万円である。

(3) ソーシアルシステムズビジネス

金融市場では従来の小型低価格な企業内ＣＤの後継機として、従来機よりはさらにコストパフォーマンスを向上させた新型CD、ＣＯＭＮＥＴ４２００Ｊを開発し市場にリリースした。また従来の通帳記帳機に繰り越し機能を付加した通帳繰越機を開発しリリースした。さらに消費者金融機関様向けの相談端末の新型モデルを開発し市場にリリースした。新型機は各種ネットワークに柔軟に対応でき、お客様のシステム構築が容易になると同時に、機能、運用性、保守性を大幅に向上した利便性の高い新相談端末である。

駅務市場では新しいタイプの券売機の開発を完了し、市場投入した。システム機能の拡張性をより向上させることにより、駅の無人化運用（有人駅からの遠隔運用）がより導入しやすくなる。乗客の利便性向上、鉄道会社様の課題解決（例：高齢化対応、業務効率化）に大きく貢献している。

当セグメントに係る研究開発費は、62億82百万円である。

(4) ヘルスケアビジネス

一般消費者向けに血圧計・体温計といったバイタルサインを測定する機器やマッサージチェア、フィットネス機器といった心や体の健康の為の健康機器の研究開発を行なっている。主な成果は、世界最小最軽量、単３形乾電池２本で吸入治療が可能なメッシュ式ネブライザＮＥ－Ｕ２２、わきの下で平均５秒で測定可能な電子体温計ＭＣ－６１０、全身測定型・両手＋両足式体重体脂肪計ＨＢＦ－３５１等が挙げられる。またサービス事業では生活習慣改善プログラム　健康チェック編、糖尿病予防編、高血圧予防編、高脂血症予防編を紙でのプログラムとＷＥＢでのプログラムをリリースした。

当セグメントに係る研究開発費は、28億41百万円である。

第３【設備の状況】

１【設備投資等の概要】

当社グループ（当社および連結子会社）では、「選択と集中」を方針として、当連結会計年度はインダストリアルオートメーションビジネス、エレクトロニクスコンポーネンツビジネスを中心に、主に、機械装置、工具、金型などの生産設備の更新を行った。また、研究開発拠点の集約のため、京阪奈研究所の建物新築も着工した。これらの結果、総額 38,610百万円（無形固定資産、長期前払費用への投資を含む）の設備投資を実施した。

インダストリアルオートメーションビジネスについては、生産ラインなどの生産設備の更新を中心に8,953百万円の設備投資を実施した。

エレクトロニクスコンポーネンツビジネスについては、中国新工場設立の他、組立装置・リレーラインなどの生産設備の増強を重点的に15,681百万円の設備投資を実施した。

ソーシアルシステムズビジネスについては、次期基幹商品の開発投資および生産設備の更新を重点的に6,756百万円の設備投資を実施した。

ヘルスケアビジネスについては、生産設備などに1,960百万円の設備投資を実施した。

2 【主要な設備の状況】

当社グループにおける主要な設備は次のとおりである。

(1) 提出会社

平成14年3月31日現在

事業所名 (所在地)	事業の種類別 セグメントの名称	設備の内容	帳簿価額(百万円)					従業員数 (人)
			土地 (面積千㎡)	建物及び構築物	機械装置及び運搬具	その他	計	
生産設備								
草津事業所 (滋賀県草津市)	ソーシアルシステムズビジネス	制御機器、金融システム、交通管理システムの生産設備	2,817 (71)	3,447	833	920	8,017	1,375
三島事業所 (静岡県三島市)	インダストリアルオートメーションビジネス	制御機器の生産設備	1,494 (35)	3,395	98	52	5,039	633
綾部事業所 (京都府綾部市)	インダストリアルオートメーションビジネス	制御機器の生産設備	1,417 (163)	2,650	240	197	4,504	432
水口工場 (滋賀県甲賀郡水口町)	エレクトロニクスコンポーネンツビジネス	制御機器の生産設備	265 (20)	986	204	85	1,540	175
その他の設備								
京都事業所(本社)および京都駅前事業所 (京都市下京区)	全社	全社管理業務用設備	— —	1,203	2	1,220	2,425	861
京都研究所 (京都府長岡京市)	全社	新技術・新製品の開発、特許・技術情報関連施設	2,344 (22) 〔4〕	1,529	20	82	3,975	365
筑波研究所 (茨城県つくば市)	全社	半導体・コンポ技術の研究・開発施設	802 (33)	1,297	17	10	2,126	40
岡山開発センタ (岡山県岡山市)	インダストリアルオートメーションビジネス	制御機器の研究・開発施設	— —	14	3	4	21	61
熊本研究所 (熊本県上益城郡益城町)	エレクトロニクスコンポーネンツビジネス	生産技術等の研究・開発施設	347 (12)	1,196	19	28	1,590	33
東京本社および販売部門 (東京都港区他)	全社	販売・管理業務用施設	5,196 (1)	2,478	9	996	8,679	2,454
研修センタ (京都市上京区)	全社	教育・研修施設	372 (1)	592	0	9	973	2
厚生施設等 (静岡県御殿場市他)	全社	保養所、寮、その他の施設	9,389 (186) 〔4〕	8,467	6	3,886	21,748	15

(注) 1 帳簿価額のうち「その他」は、工具・器具・備品および建設仮勘定の合計である。なお、金額には消費税等を含まない。

2 帳簿価額のうち「土地」は「土地の再評価に関する法律」(平成10年3月31日公布法律第34号)および「土地の再評価に関する法律の一部を改正する法律」(平成13年6月29日公布法律第94号)の適用による再評価後の金額である。

3 帳簿価額のうち「土地」の面積については、自社所有分は()、賃借分は[]でそれぞれ外書きしている。

4 現在休止中の主要な設備はない。

5 事業の種類別セグメントの名称は、主要な事業セグメントを記載している。

6 連結会社以外からの主要な賃借設備の内容は下記のとおりである。

事業所名 (所在地)	事業の種類別 セグメントの名称	設備の内容	賃借期間	年間賃借料 (百万円)
京都事業所(本社) (京都市下京区)	全社	建物	平成32年7月まで	1,272
西部流通センター (大阪府摂津市)	その他(クリエーティブサービスビジネス)	建物	平成20年10月まで	354

(2) 国内子会社

平成14年３月31日現在

会社名	事業所名 (所在地)	事業の種類別セグメントの名称	設備の内容	帳簿価額(百万円)					従業員数 (人)
				土地 (面積千㎡)	建物及び構築物	機械装置及び運搬具	その他	合計	
オムロン飯田㈱	(長野県飯田市)	エレクトロニクスコンポーネンツビジネス	車載電装機器の生産設備	401 (41)	1,239	368	281	2,289	251
オムロン直方㈱	(福岡県直方市)	ソーシアルシステムズビジネス	流通システムの販売・生産設備	141 (114)	1,015	46	25	1,227	380
オムロン岡山㈱	(岡山県岡山市)	インダストリアルオートメーションビジネス	制御機器の生産設備	633 (31) [6]	1,700	115	237	2,685	592
オムロン倉吉㈱	(鳥取県倉吉市)	エレクトロニクスコンポーネンツビジネス	制御機器の生産設備	488 (71)	1,381	788	217	2,874	383
オムロン一宮㈱	(愛知県一宮市)	エレクトロニクスコンポーネンツビジネス	情報機器および公共情報システムの生産設備	155 (18)	1,356	64	113	1,688	241
オムロンフィールドエンジニアリング㈱	(東京都渋谷区他)	ソーシアルシステムズビジネス	電気機器の設計修理・技術指導用設備	1,099 (22)	881	5	28	2,013	1,334
オムロン山陽㈱	(岡山県赤磐郡)	エレクトロニクスコンポーネンツビジネス	制御機器の生産設備	33 (45)	241	7	7	288	111
オムロン出雲㈱	(島根県出雲市)	インダストリアルオートメーションビジネス	制御機器の生産設備	245 (39)	303	20	56	624	154
オムロン熊本㈱	(熊本県山鹿市)	エレクトロニクスコンポーネンツビジネス	制御機器の生産設備	775 (158) [17]	972	34	112	1,893	340
オムロン武雄㈱	(佐賀県武雄市)	インダストリアルオートメーションビジネス	制御機器の生産設備	186 (43)	679	149	18	1,032	228
オムロン松阪㈱	(三重県松阪市)	ヘルスケアビジネス	健康機器の生産設備	327 (24)	397	11	76	811	170
オムロン阿蘇㈱	(熊本県阿蘇市)	インダストリアルオートメーションビジネス	制御機器の生産設備	58 (37)	281	44	41	424	208
オムロンソフトウエア㈱	(京都市下京区)	ソーシアルシステムズビジネス	ソフトウエアの開発施設	— [12]	205	0	154	359	705
オムロンクレジットサービス㈱	(京都市下京区)	その他(クリエーティブサービスビジネス)	レンタル用機械装置等	—	5	551	315	871	16
オムロンティー・エー・エス㈱	(東京都渋谷区)	ソーシアルシステムズビジネス	リース用の工具器具等	—	2	260	2,238	2,500	33
オムロンゼネラルサービス㈱	(京都市下京区)	その他(クリエーティブサービスビジネス)	リース用の機械装置工具器具備品等	1 (0)	297	16,838	8,993	26,129	81
㈱産能コンサルティング	(東京都渋谷区)	その他(事業開発本部)	コンサルティングおよびシステム開発設備	131 (0)	79	—	13	223	161

(注) 1 帳簿価額のうち「その他」は、工具・器具・備品および建設仮勘定の合計である。なお、金額には消費税等は含まない。

2 帳簿価額のうち「土地」の面積については、自社所有分は()、賃借分は[]でそれぞれ外書きしている。

3 現在休止中の主要な設備はない。

4　従業員数は就業人員数である。

5　オムロンクレジットサービス㈱の資産は主に当社および国内関係会社にレンタルしており、支払レンタル料に基づく事業の種類別セグメントへのレンタル割合は、次のとおりである。

事業の種類別セグメントの名称	レンタル割合(%)
インダストリアルオートメーションビジネス	26%
エレクトロニクスコンポーネンツビジネス	45%
ソーシアルシステムズビジネス	12%
ヘルスケアビジネス	3%
その他	6%
全社	8%
合計	100%

6　オムロンゼネラルサービス㈱の資産は主に当社および国内関係会社にリースしており、残リース料に基づく事業の種類別セグメントへのリース割合は、次のとおりである。

事業の種類別セグメントの名称	リース割合(%)
インダストリアルオートメーションビジネス	24%
エレクトロニクスコンポーネンツビジネス	45%
ソーシアルシステムズビジネス	13%
ヘルスケアビジネス	4%
その他	5%
全社	9%
合計	100%

7　連結会社以外からの主要な賃借設備の内容は下記のとおりである。

事業所名 (所在地)	事業の種類別 セグメントの名称	設備の内容	賃借期間	年間賃借料 (百万円)
オムロンデリカクリエイツ㈱ 給食センター (京都府久世郡)	その他 (クリエーティブサービスビジネス)	建物	平成27年３月まで	55

(3) 在外子会社

平成14年3月31日現在

会社名	事業所名 (所在地)	事業の種類別セグメントの名称	設備の内容	帳簿価額(百万円)					従業員数 (人)
				土地 (面積千㎡)	建物及び構築物	機械装置及び運搬具	その他	合計	
OMRON MANAGEMENT CENTER OF AMERICA, INC.	(アメリカ イリノイ)	全社	北米地域の関係会社の統轄管理用設備	665 (158)	2,381	—	1	3,047	19
OMRON FINANCE CANADA, INC.	(カナダ オンタリオ)	全社	グループ会社に対する金融業務用施設	443 (63)	789	13	—	1,245	0
OMRON ELECTRONICS LLC	(アメリカ イリノイ)	インダストリアルオートメーションビジネス	制御機器の生産設備	—	—	366	—	366	222
OMRON CANADA, INC.	(カナダ オンタリオ)	インダストリアルオートメーションビジネス	制御機器の販売業務用施設	—	7	189	—	196	118
OMRON AUTOMOTIVE ELECTRONICS, INC.	(アメリカ ミシガン)	エレクトロニクスコンポーネンツビジネス	車載電装機器の販売・生産設備	— [8]	45	1,562	637	2,244	302
OMRON DUALTEC AUTOMOTIVE ELECTRONICS INC.	(カナダ オンタリオ)	エレクトロニクスコンポーネンツビジネス	制御機器の生産設備	— [40]	46	801	609	1,456	455
OMRON HEALTHCARE, INC.	(アメリカ イリノイ)	ヘルスケアビジネス	健康機器の販売業務用施設	— [51]	4	252	28	284	159
OMRON EUROPE B.V.および欧州地域のインダストリアルオートメーションビジネスカンパニー販売会社と製造会社	(オランダ ホッフドルフ他)	インダストリアルオートメーションビジネス	欧州地域の統轄管理及び欧州地域制御機器事業の統轄管理および販売・生産設備	1,016 (104) [14]	4,114	1,150	90	6,370	1,614
OMRON ELECTRONIC COMPONENTS LTD.	(イギリス ウェストミッドランド)	エレクトロニクスコンポーネンツビジネス	車載電装機器の製造設備	— [12]	176	323	—	499	118
OMRON MALAYSIA SDN. BHD.	(マレーシア ペタリングジャヤ)	エレクトロニクスコンポーネンツビジネス	制御機器の生産設備	33 (46)	808	671	204	1,716	1,094
P.T. OMRON MANUFACTURING OF INDONESIA	(インドネシア ブカシ)	エレクトロニクスコンポーネンツビジネス	制御機器の生産設備	490 (71) [6]	794	499	267	2,050	1,570
OMRON AUTOMOTIVE ELECTRONICS KOREA CO. LTD.	(韓国 ソウル)	エレクトロニクスコンポーネンツビジネス	車載電装機器の販売・生産設備	831 (16)	392	385	134	1,742	317
OMRON MECHATRONICS OF THE PHILIPPINES CORPORATION	(フィリピン スービック)	ソーシアルシステムズビジネス	電子決済・公共情報システムの生産設備	— [30]	159	238	5	402	470
OTE ENGINEERING INC.	(台湾 桃園縣)	インダストリアルオートメーションビジネス	制御機器の生産設備	291 (22)	198	152	37	678	141
OMRON DALIAN CO., LTD.	(中国 大連)	ヘルスケアビジネス	健康機器の販売・生産設備	307 (48)	776	434	128	1,645	1,429
SHANGHAI OMRON AUTOMATION SYSTEM CO.LTD.	(中国 上海)	インダストリアルオートメーションビジネス	制御機器の販売・生産設備	278 [20]	214	193	71	756	185
OMRON ELECTRONIC COMPONENTS(SHENZHEN) LTD.	(中国 深圳)	エレクトロニクスコンポーネンツビジネス	制御機器の生産設備	— [130]	—	931	703	1,634	968
SHANGHAI OMRON CONTROL COMPONENTS CO.LTD.	(中国 上海)	エレクトロニクスコンポーネンツビジネス	制御機器の販売・生産設備	236 [20]	500	1,216	78	2,030	778
OMRON (SHANGHAI) CO.,LTD.	(中国 上海)	インダストリアルオートメーションビジネス	制御機器の販売・生産設備	358 (34)	378	352	3	1,091	374

(注) 1 帳簿価額のうち「その他」は、金型及び建設仮勘定の合計である。なお、金額には消費税等を含まない。
2 帳簿価額のうち「土地」の面積については、自社所有分は()、賃借分は[]でそれぞれ外書きしている。
3 現在休止中の主要な設備はない。
4 事業の種類別セグメントの名称は、主要な事業セグメントを記載している。
5 従業員数は就業人員数である。

3 【設備の新設、除却等の計画】

平成14年３月31日現在における計画のうち主なものは次のとおりである。

(1) 新設

会社名 事業所名	所在地	事業の種類別セグメントの名称	設備の内容	総額 (百万円)	既支払額 (百万円)	資金調達方法	着工年月	完成予定年月	完成後の増加能力
オムロン 株式会社 京阪奈研究所	京都府 相楽郡	全　社	土地購入	9, 120	9, 120	自己資金	―	―	能力の増加はない
			建物新築	10, 361	3, 295		平成13年 ４月	平成15年 ６月	

(注) なお、前連結会計年度末に計画中であった京阪奈研究所にかかる社員寮の新設については、福利厚生施策の観点から必要性の検証を行った結果、中止することとした。

(2) 改修

会社名 事業所名	所在地	事業の種類別セグメントの名称	設備の内容	総額 (百万円)	既支払額 (百万円)	資金調達方法	着工年月	完成予定年月	完成後の増加能力
オムロン 株式会社 四条事業所	京都市 右京区	ヘルスケアビジネス	建物改修	690	276	自己資金	平成14年 1月	平成14年 ７月	能力の増加はない

(3) 売却

グループ生産性構造改革の一環で、厚生施設等の遊休・低活用資産の売却を検討しているが、生産能力の減少はなく、当連結会計年度末において売却の予定時期は未定である。

第４ 【提出会社の状況】

１ 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	487,000,000
計	487,000,000

(注) 1 「当会社の発行する株式の総数は、495,000,000株とする。ただし、消却が行われたときは、これに相当する株式数を減ずる」旨定款に定めている。

2 当事業年度末までに利益により株式8,000,000株を消却し、当事業年度末では、487,000,000株となっている。

3 平成14年６月25日の定時株主総会において定款の変更が行われ、会社の発行する株式の総数は487,000,000株となった。

② 【発行済株式】

種類	事業年度末現在発行数(株)(平成14年３月31日)	提出日現在発行数(株)(平成14年６月26日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	249,109,236	249,109,236	東京証券取引所(市場第一部) 大阪証券取引所(市場第一部) 名古屋証券取引所(市場第一部) フランクフルト証券取引所(フランクフルト証券取引所には、預託証券の形式による上場)	完全議決権株式であり、権利内容に何ら限定のない当社における標準となる株式
計	249,109,236	249,109,236	―	―

(注) 1 提出日現在の発行数には、平成14年６月１日から、この有価証券報告書提出日までの転換社債の株式への転換により発行された株式は含まれていない。

2 発行済株式は、すべて議決権を有している。

(2) 【新株予約権等の状況】

① 【新株予約権】

該当事項なし。

② 【商法等改正整備法第19条第2項の規定により新株予約権付社債とみなされる転換社債又は新株引受権付社債】

銘柄 (発行日)	平成14年３月31日現在			平成14年５月31日現在		
	転換社債の残高 (百万円)	転換価格 (円)	資本組入額 (円)	転換社債の残高 (百万円)	転換価格 (円)	資本組入額 (円)
第３回無担保転換社債 (平成元年６月22日)	29,735	2,965.60	1,483	29,735	2,965.60	1,483

(3) 【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数 (千株)	発行済株式総数残高 (千株)	資本金増減額 (百万円)	資本金残高 (百万円)	資本準備金増減額 (百万円)	資本準備金残高 (百万円)
自 平成９年４月１日 至 平成10年３月31日	―	262,107	―	64,079	―	88,750
自 平成10年４月１日 至 平成11年３月31日(注)1	△5,000	257,107	―	64,079	―	88,750
自 平成11年４月１日 至 平成12年３月31日(注)2	2	257,109	3	64,082	3	88,753
自 平成12年４月１日 至 平成13年３月31日(注)1	△8,000	249,109	―	64,082	―	88,753
自 平成13年４月１日 至 平成14年３月31日	―	249,109	―	64,082	―	88,753

(注) 1 自己株式消却の実施による減少である。

2 転換社債の株式への転換による増加である。

(4) 【所有者別状況】

平成14年３月31日現在

区分	株式の状況(１単元の株式数 1,000株)								単元未満株式の状況 (株)
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等	外国法人等のうち個人	個人その他	計	
株主数 (人)	―	157	24	388	376	3	14,932	15,877	―
所有株式数 (単元)	―	115,240	1,133	13,328	68,385	3	47,976	246,062	3,047,236
所有株式数の割合(%)	―	46.83	0.46	5.42	27.79	0.00	19.50	100.00	―

(注) 1 期末日(平成14年３月31日)現在における株主名簿中の自己株式残高 838,289株(うち、ストックオプション制度に係るもの695,000株)のうち、838,000株は「個人その他」の欄に、289株は「単元未満株式の状況」に含めている。なお、期末日現在の実保有残高は、836,289株である。

2 上記、「その他の法人」欄には、証券保管振替機構名義の株式が39単元含まれている。

(5) 【大株主の状況】

平成14年３月31日現在

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合(%)
日本トラスティサービス信託銀行株式会社信託口	東京都中央区晴海１―８―11	14,610	5.86
株式会社東京三菱銀行	東京都千代田区丸の内２―７―１	12,008	4.82
三菱信託銀行株式会社信託口	東京都千代田区永田町２―11―１	8,769	3.52
日本生命保険相互会社	東京都千代田区有楽町１―２―２ 日本生命証券管理部内	7,980	3.20
ザチエースマンハッタンバンクエヌエイロンドンエスエルオムニバスアカウント	東京都中央区日本橋兜町６－７ （常代）株式会社富士銀行兜町 カストディ業務室	7,665	3.08
株式会社三井住友銀行	東京都千代田区有楽町１―１―２	5,743	2.31
株式会社京都銀行	京都府京都市下京区烏丸通松原上る 薬師前町700	5,718	2.30
モルガン信託銀行株式会社 非課税口	東京都港区赤坂５―２―20 赤坂パークビルヂング	5,603	2.25
ボストンセーフデポズイットビーエスディーティートリーティークライアンツオムニバ	東京都千代田区丸の内２―７―１ カストディ業務部 (常代)株式会社東京三菱銀行	5,486	2.20
ザチエースマンハッタンバンクエヌエイロンドン	東京都中央区日本橋兜町６－７ （常代）株式会社富士銀行兜町 カストディ業務室	4,581	1.84
計	―	78,163	31.38

（注）１　三菱信託銀行㈱信託口は、銀行業務に係る株式と信託業務に係る株式の名義を分割しているため、信託業務に係る持株数が別名義となっている。

２　平成14年３月時点で、シュローダー投信投資顧問株式会社より提出された大量保有報告書により、平成14年３月時点の同社グループ６社による当社株保有は、23,035千株であることが確認できている。ただし、平成14年３月31日時点の株主名簿に記載されている同社グループによる保有数は以下のとおりである。

シュローダーインベストメントマネージメントクライアントジェネラル	1,364千株
シュローダーインベストメントマネージメントクライアントブリテル	900
シュローダーインベストメントマネージメントクライアントポスファンド	480
シュローダーインベストメントマネージメントホンコンリミテッドクライアントアカウント	58
シュローダーインベストメントマネージメントリミテッドクライアントレイルペン	55
シュローダーインベストメントマネージメントクライアントアイエスエルレンディング	54
シュローダーインベストメントマネージメントリミテッドジャスディックノントリーティークライアンツ	7
シュローダーインベストメントマネージメントクライアントエスアイエムホンコンカストディ	2

(6) 【議決権の状況】

① 【発行済株式】

平成14年３月31日現在

区　　分	株式数（株）	議決権の数(個)	内　容
無議決権株式	—	—	—
議決権制限株式（自己株式等）	—	—	—
議決権制限株式（その他）	—	—	—
完全議決権株式（自己株式等）	普通株式 836,000	—	権利内容に何ら限定のない当社における標準となる株式
完全議決権株式（その他）	普通株式 245,226,000	245,226	同上
単元未満株式	普通株式 3,047,236	—	同上
発行済株式総数	249,109,236	—	—
総株主の議決権	—	245,226	—

(注) 1　「完全議決権株式(その他)」の「株式数」および「議決権の数」の中には、証券保管振替機構名義の株式がそれぞれ39,000株および39個含まれている。

2　単元未満株式には当社保有の自己株式289株が含まれている。

② 【自己株式等】

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
オムロン株式会社	京都市下京区塩小路通堀川東入南不動堂町801番地	836,000	—	836,000	0.34
計	—	836,000	—	836,000	0.34

(注)　株主名簿上は、当社名義となっているが、実質的に保有していない株式が2,000株ある。
なお、当該株式は上記①「発行済株式」の「完全議決権株式（その他）」の「株式数」および「議決権の数」の中にそれぞれ2,000株および2個含まれている。

(7) 【ストックオプション制度の内容】

当社は自己株式取得方式によるストックオプション制度を採用している。

① 当該制度は、旧商法第210条ノ２第２項の規定に基づき、当社が自己株式を買い付ける方法により、当社取締役および使用人のうち執行役員に対して付与することを、平成10年６月25日、平成11年６月25日、平成12年６月27日、平成13年６月26日開催の定時株主総会において決議されたものである。

当該制度の内容は次のとおりである。

＜平成10年６月25日決議分＞

付与の対象者	株式の種類	株式数(株)	譲渡価額	権利行使期間	権利行使についての条件
代表取締役会長	普通株式	11,000			
代表取締役副会長	普通株式	8,000			
代表取締役社長	普通株式	11,000			・任期満了による退任以外は権利喪失
代表取締役副社長 （２名）	普通株式	一律 7,000 計 14,000	2,162円 ※１	自 平成11年７月１日 至 平成13年６月30日	・権利の譲渡、質入れその他の処分および相続の禁止
代表取締役専務 （３名）	普通株式	一律 6,000 計 18,000			・※２、※３
常務取締役 （８名）	普通株式	一律 5,000 計 40,000			
取締役 （14名）	普通株式	一律 4,000 計 56,000			

(注) ※１ 株式の分割および時価を下回る価額で新株を発行する時は、次の算式により譲渡価額を調整し、調整により生ずる１円未満の端数は切り上げる。

$$\text{調整後譲渡価額} = \text{調整前譲渡価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times 1\text{株当たり払込金額}}{1\text{株当たりの時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

※２ その他の条件については、株主総会決議および取締役会決議に基づき、当社と対象取締役との間で締結する株式譲渡請求権付与契約に定めるところによる。

※３ 平成13年６月30日現在までに、73,000株について権利行使されている。

＜平成11年６月25日決議分＞

付与の対象者	株式の種類	株式数(株)	譲渡価額	権利行使期間	権利行使についての条件
代表取締役会長	普通株式	11,000			
代表取締役社長	普通株式	11,000			・任期満了による退任以外は権利喪失
取締役 （５名）	普通株式	一律 7,000 計 35,000	1,839円 ※１	自 平成13年７月１日 至 平成16年６月30日	・権利の譲渡、質入れその他の処分および相続の禁止
執行役員 （５名）	普通株式	一律 5,000 計 25,000			・※２、※３
執行役員 （19名）	普通株式	一律 4,000 計 76,000			

(注) ※１ 株式の分割および時価を下回る価額で新株を発行する時は、次の算式により譲渡価額を調整し、調整により生ずる１円未満の端数は切り上げる。

$$\text{調整後譲渡価額} = \text{調整前譲渡価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times 1\text{株当たり払込金額}}{1\text{株当たりの時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

※２　その他の条件については、株主総会決議および取締役会決議に基づき、当社と対象取締役および使用人のうち執行役員との間で締結する株式譲渡請求権付与契約に定めるところによる。
※３　平成14年６月25日現在までに、5,000株について権利喪失となっている。
※４　平成14年６月25日現在までに、10,000株について権利行使されている。

＜平成12年６月27日決議分＞

付与の対象者	株式の種類	株式数(株)	譲渡価額	権利行使期間	権利行使についての条件
代表取締役会長	普通株式	30,000	2,936円 ※１	自　平成14年７月１日 至　平成17年６月30日	・任期満了による退任以外は権利喪失 ・権利の譲渡、質入れその他の処分および相続の禁止 ・※２
代表取締役社長	普通株式	30,000			
取締役 （５名）	普通株式	一律　20,000 計　100,000			
執行役員 （４名）	普通株式	一律　5,000 計　20,000			
執行役員 （20名）	普通株式	一律　4,000 計　80,000			

（注）※１　権利付与日の属する月の前月の各日(取引の成立しない日を除く)における大阪証券取引所の当社株式普通取引の終値の平均値に1.05を乗じた価額を譲渡価額とする。
ただし、当該価額が権利付与日の終値を下回る場合は、権利付与日の終値を譲渡価額とする。また、算出の結果生じた１円未満の端数は切り上げる。
なお、株式の分割および時価を下回る価額で新株を発行する時は、次の算式により譲渡価額を調整し、調整により生ずる１円未満の端数は切り上げる。

$$調整後譲渡価額 = 調整前譲渡価額 \times \frac{既発行株式数 + \dfrac{新規発行株式数 \times 1株当たり払込金額}{1株当たりの時価}}{既発行株式数 + 新規発行株式数}$$

※２　その他の条件については、株主総会決議および取締役会決議に基づき、当社と対象取締役および使用人のうち執行役員との間で締結する株式譲渡請求権付与契約に定めるところによる。

＜平成13年６月26日決議分＞

付与の対象者	株式の種類	株式数(株)	譲渡価額	権利行使期間	権利行使についての条件
代表取締役会長	普通株式	30,000	2,306円 ※１	自　平成15年７月１日 至　平成18年６月30日	・任期満了による退任以外は権利喪失 ・権利の譲渡、質入れその他の処分および相続の禁止 ・※２
代表取締役社長	普通株式	30,000			
取締役 （４名）	普通株式	一律　20,000 計　80,000			
取締役 （１名）	普通株式	10,000			
執行役員 （２名）	普通株式	一律　10,000 計　20,000			
執行役員 （６名）	普通株式	一律　5,000 計　30,000			
執行役員 （23名）	普通株式	一律　4,000 計　92,000			

（注）※１　権利付与日の属する月の前月の各日(取引の成立しない日を除く)における大阪証券取引所の当社株式普通取引の終値の平均値に1.05を乗じた価額を譲渡価額とする。
ただし、当該価額が権利付与日の終値を下回る場合は、権利付与日の終値を譲渡価額とする。また、算出の結果生じた１円未満の端数は切り上げる。
なお、株式の分割および時価を下回る価額で新株を発行する時は、次の算式により譲渡価額を調整し、調整により生ずる１円未満の端数は切り上げる。

$$調整後譲渡価額 = 調整前譲渡価額 \times \frac{既発行株式数 + \dfrac{新規発行株式数 \times 1株当たり払込金額}{1株当たりの時価}}{既発行株式数 + 新規発行株式数}$$

※２　その他の条件については、株主総会決議および取締役会決議に基づき、当社と対象取締役および使用人のうち執行役員との間で締結する株式譲渡請求権付与契約に定めるところによる。

②　当該制度は、商法第280条ノ20および商法第280条ノ21第１項の規定に基づき、新株予約権方式により、当社取締役および使用人のうち執行役員に対して付与することを、平成14年６月25日開催の定時株主総会において決議されたものである。

当該制度の内容は次のとおりである。

＜平成14年６月25日決議分＞

決議日	平成14年６月25日
付与の対象者の区分および人数	取締役７名および執行役員19名
新株予約権の目的となる株式の種類	普通株式
株式数(株)	276,000　※１
新株予約権の行使時の払込金額	※２
新株予約権の行使期間	自平成16年７月１日　至平成19年６月30日
新株予約権の行使の条件	任期満了による退任以外は権利喪失　※３
新株予約権の譲渡に関する事項	権利の譲渡、質入れその他の処分及び相続の禁止

(注) ※１　当社が株式分割または株式併合を行なう場合、次の算式により目的となる株式の数を調整するものとする。ただし、かかる調整は本件新株予約権のうち、当該時点で行使していない新株予約権の目的となる株式の数について行われ、調整の結果生じる１株未満の端数は切り捨てる。

調整後株式数 ＝ 調整前株式数 ×株式分割・株式併合の比率

※２　新株予約権発行日の属する月の前月の各日(取引の成立しない日を除く)における大阪証券取引所の当社株式普通取引の終値の平均値に1.05を乗じた金額（１円未満の端数は切上げ）とする。

ただし、当該金額が新株予約権発行日の終値（取引が成立しない場合はそれに先立つ直近日の終値）を下回る場合は、当該終値とする。

なお、新株予約権発行後、当社が株式の分割または時価を下回る価額で新株を発行する時は、次の算式により払込金額を調整し、調整による１円未満の端数は切り上げる。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times 1\text{株当たり払込金額}}{\text{分割・新株発行前の}1\text{株当たりの時価}}}{\text{既発行株式数} + \text{分割・新規発行による増加株式数}}$$

※３　その他の条件については、株主総会決議および取締役会決議に基づき、当社と対象取締役および使用人のうち執行役員との間で締結する「新株予約権割当契約」に定めるところによる。

2 【自己株式の取得等の状況】

(1) 【取締役又は使用人への譲渡及び利益、資本準備金又は再評価差額金による消却に係る自己株式の取得等の状況】

① 【前決議期間における自己株式の取得等の状況】

【株式の種類】 普通株式

(イ)【取締役又は使用人への譲渡のための取得の状況】

平成14年6月25日現在

区分	株式数(株)	価額の総額(円)	摘要
定時株主総会での決議状況 (平成13年6月26日決議)	292,000	1,300,000,000円を上限	(注)
前決議期間における取得自己株式	292,000	629,065,000	
残存授権株式の総数及び価額の総額	—	670,935,000	
未行使割合(%)	—	51.61%	

(注) 1 前授権株式数の前定時株主総会の終結した日現在の発行済株式数に対する割合は0.12%である。

2 当社の取締役および使用人のうち執行役員に企業価値の向上に対する意欲や志気を高めることを目的に実施するストックオプション制度に従い株式を譲渡するための取得である。

なお、ストックオプション制度については「1 株式等の状況(7) ストックオプション制度の内容」に記載している。

(ロ)【利益、資本準備金又は再評価差額金による消却のための買受けの状況】

平成14年6月25日現在

区分		株式数(株)	価額の総額(円)	摘要
定時株主総会での決議状況		—	—	(注)
取締役会での決議状況	利益による消却	—	—	
	資本準備金による消却	—	—	
	再評価差額金による消却	—	—	
前決議期間における取得自己株式		—	—	
残存授権株式等の総数及び価額の総額		—	—	
未行使割合(%)		—	—	

(注) 定款において旧「株式の消却の手続に関する商法の特例に関する法律」第3条第1項の規定に基づき、取締役会の決議により25,000,000株を限度として利益をもって株式を買い受けて消却することができる旨を定めていたが、同法律の廃止に伴い、平成14年6月25日開催の定時株主総会において、この定款の定めは削除されている。

なお、本定款の定めにより自己株式を取得できるのは「商法の一部を改正する等の法律」(平成13年法律第79号)附則第3条に基づき、当定時株主総会の終結の日までである。

(ハ)【取得自己株式の処理状況】

該当事項なし

【定時総会決議による自己株式の買受け等、子会社からの自己株式の買受け等又は再評価差額金による消却のための自己株式の買受け等の状況】

② 【当定時株主総会における自己株式取得に係る決議状況】

平成14年６月25日現在

区分	株式の種類	株式数(株)	価額の総額(円)
自己株式取得に係る決議	普通株式	5,000,000	10,000,000,000
再評価差額金による消却のための買受けに係る決議	―	―	―
計	―	―	10,000,000,000

(注) 上記授権株式数の当定時株主総会の終結した日現在の発行済株式数に対する割合は2.01％である。

(2) 【資本減少、定款の定めによる利益による消却又は償還株式の消却に係る自己株式の買受け等の状況】

① 【前決議期間における自己株式の買受け等の状況】

該当事項なし。

② 【当定時株主総会における自己株式取得に係る決議状況等】

該当事項なし。

3 【配当政策】

当社は、株主重視の経営方針に基づき、株主の持分である株主資本に対する利益率向上に努めている。また、株主配当の基本政策として、連結業績をより重視していく。

このような基本政策に基づき、当期の期末配当金については、１株につき６円50銭(年間13円)の配当を実施する。その結果、株主資本配当率は年平均1.4％となる。内部留保金については、将来の事業拡大や今後の経営環境の変化に備えた上で、次期以降の利益還元に努めていく。

(注) 当期の中間配当に関する取締役会決議日　平成13年11月13日

4 【株価の推移】

(1) 【最近５年間の事業年度別最高・最低株価】

回次	第61期	第62期	第63期	第64期	第65期
決算年月	平成10年３月	平成11年３月	平成12年３月	平成13年３月	平成14年３月
最高(円)	2,900	2,230	3,450	3,200	2,560
最低(円)	1,760	1,059	1,500	1,702	1,390

(注) 最高・最低株価は、大阪証券取引所市場第一部におけるものである。

(2) 【最近６月間の月別最高・最低株価】

月別	平成13年10月	11月	12月	平成14年１月	２月	３月
最高(円)	1,745	1,740	1,936	1,800	1,743	2,035
最低(円)	1,525	1,510	1,660	1,611	1,459	1,804

(注) 最高・最低株価は、大阪証券取引所市場第一部におけるものである。

5 【役員の状況】

役名	職名	氏名	生年月日	略歴		所有株式数（千株）
取締役会長	代表取締役	立　石　信　雄	昭和11年６月６日生	昭和34年４月	立石電機販売株式会社入社	1,474
				昭和40年１月	当社取締役に就任	
				昭和51年６月	常務取締役に就任	
				昭和53年６月	専務取締役に就任	
				昭和60年６月	代表取締役副社長に就任	
				昭和62年６月	代表取締役副会長に就任	
				平成７年12月	代表取締役会長に就任(現任)	
取締役社長	代表取締役	立　石　義　雄	昭和14年11月１日生	昭和38年４月	当社入社	928
				昭和45年８月	情報システム事業部副事業部長	
				昭和48年５月	取締役に就任	
				昭和51年６月	常務取締役に就任	
				昭和58年６月	専務取締役に就任	
				昭和62年６月	代表取締役社長に就任(現任)	
取締役副社長	グループ戦略、グループ監査、理財担当	平　井　紀　夫	昭和15年９月26日生	昭和40年４月	当社入社	17
				昭和63年３月	人事総務本部人事教育部長	
				平成元年６月	取締役に就任	
				平成３年６月	常務取締役に就任	
				平成７年６月	専務取締役に就任	
				平成９年６月	代表取締役専務に就任	
				平成11年６月	取締役に就任 執行役員副社長に就任	
				平成13年６月	取締役副社長に就任(現任)	
取締役副社長	技術本部担当	市　原　達　朗	昭和18年７月８日生	昭和42年４月	当社入社	11
				昭和63年３月	技術本部システム研究所長	
				平成元年６月	取締役に就任	
				平成４年10月	オムロンアルファテック株式会社社長に就任	
				平成９年６月	常務取締役に就任	
				平成９年７月	技術本部長	
				平成11年６月	取締役に就任 執行役員副社長に就任	
				平成13年６月	取締役副社長に就任(現任)	
専務取締役	人事、IT推進、品質・環境、業務総括担当	今　泉　昭　男	昭和17年11月28日生	昭和36年４月	当社入社	12
				平成元年９月	OA統轄事業部長	
				平成３年６月	取締役に就任	
				平成９年６月	常務取締役に就任	
				平成11年６月	取締役に就任 執行役員専務に就任	
				平成13年６月	専務取締役に就任(現任)	
専務取締役	グループ法務・知財、経営総務、企業倫理担当	立　石　忠　雄	昭和19年３月５日生	昭和41年４月	当社入社	958
				昭和61年３月	産機統轄事業部計数機器事業部長	
				平成元年９月	制御機器統轄事業部長代理	
				平成３年６月	取締役に就任	
				平成７年６月	常務取締役に就任	
				平成７年９月	ソーシアル事業グループ本部長	
				平成11年４月	ソーシアルシステムズビジネスカンパニー社長	
				平成11年６月	取締役退任、執行役員専務に就任	
				平成13年６月	専務取締役に就任(現任)	

役名	職名	氏名	生年月日	略歴		所有株式数(千株)
取締役		橋　本　昌　三	昭和15年１月４日生	昭和37年４月 昭和59年11月 昭和60年12月 昭和62年12月 昭和63年12月 平成２年６月 平成６年６月 平成13年６月 平成14年４月	野村證券株式会社入社 同社　京都支店長 同社　取締役、東部本部長に就任 同社　常務取締役に就任 同社　専務取締役に就任 同社　取締役副社長に就任 株式会社野村総合研究所　取締役社長に就任 当社　取締役に就任(現任) 株式会社野村総合研究所取締役会長に就任（現任）	3
監査役	常勤	尾　迫　勉	昭和23年１月27日生	昭和42年２月 平成11年３月 平成11年６月 平成14年６月	当社入社 品質・環境本部ＣＳ品質推進部長 品質・環境本部長 執行役員常務に就任 常勤監査役に就任（現任）	3
監査役	常勤	田　村　元　毅	昭和16年４月24日生	平成３年５月 平成４年11月 平成７年３月 平成７年６月 平成７年７月 平成９年６月	三菱銀行検査部長に就任 当社出向、理財本部長付 当社コーポレートマネジメントセンタ理財センタ副センタ長 取締役に就任 当社入社 監査室担当 常勤監査役に就任(現任)	4
監査役	非常勤	中　野　淑　夫	昭和９年10月26日生	昭和39年７月 昭和46年４月 昭和58年６月 平成４年４月 平成７年６月 平成10年６月	公認会計士登録(現任) 中野公認会計士事務所代表(現任) 清友監査法人代表社員(現任) 日本公認会計士協会本部理事(現任) 日本公認会計士協会京滋会会長 監査役に就任(現任)	1
監査役	非常勤	千　森　秀　郎	昭和29年５月24日生	昭和58年４月	弁護士登録（現任） 大阪弁護士会所属（現任）	−
計						3,411

（注）１　代表取締役会長 立石信雄、代表取締役社長 立石義雄および専務取締役 立石忠雄は兄弟である。

２　監査役 中野淑夫、千森秀郎は、「株式会社の監査等に関する商法の特例に関する法律」第18条第１項に定める「社外監査役」である。

第５【経理の状況】

１　連結財務諸表及び財務諸表の作成方法について

①　当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。）附則第２項に該当するものとして、大蔵大臣の承認を受け、米国において一般に認められる会計原則に基づいて作成している。ただし、セグメント情報については、連結財務諸表規則に基づいて作成している。

②　当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号。以下「財務諸表等規則」という。）に基づいて作成している。

なお、前事業年度（平成12年４月１日から平成13年３月31日まで）は、改正前の財務諸表等規則に基づき、当事業年度（平成13年４月１日から平成14年３月31日まで）は、改正後の財務諸表等規則に基づいて作成している。

２　監査証明について

当社は、証券取引法第193条の２の規定に基づき、前連結会計年度（平成12年４月１日から平成13年３月31日まで）および当連結会計年度（平成13年４月１日から平成14年３月31日まで）の連結財務諸表ならびに前事業年度（平成12年４月１日から平成13年３月31日まで）および当事業年度（平成13年４月１日から平成14年３月31日まで）の財務諸表について、監査法人トーマツにより監査を受けている。

1 【連結財務諸表等】

(1) 【連結財務諸表】

① 【連結貸借対照表】

		第64期 (平成13年3月31日)		第65期 (平成14年3月31日)	
区分	注記 番号	金額(百万円)	構成比 (%)	金額(百万円)	構成比 (%)
資産の部					
流動資産					
現金及び現金同等物	(注記Ⅰ—F)	85,621		70,779	
受取手形及び売掛金	(注記Ⅰ—B)	133,798		114,906	
貸倒引当金		△2,194		△2,755	
たな卸資産	(注記Ⅰ—F, Ⅱ—A)	91,593		74,617	
繰延税金	(注記Ⅰ—L, Ⅱ—H)	12,186		13,001	
その他の流動資産		7,875		6,950	
流動資産合計		328,879	55.5	277,498	50.5
有形固定資産	(注記Ⅰ—F)				
土地		50,479		46,979	
建物及び構築物		113,414		108,547	
機械その他		132,945		133,672	
建設仮勘定		5,680		8,642	
減価償却累計額		△143,399		△145,546	
有形固定資産合計		159,119	26.8	152,294	27.7
投資その他の資産					
関連会社に対する投資及び貸付金	(注記Ⅰ—D)	853		785	
投資有価証券	(注記Ⅰ—B, F,Ⅱ—B)	57,500		43,431	
施設借用保証金		11,159		10,653	
繰延税金	(注記Ⅰ—L, Ⅱ—H)	17,986		43,901	
その他の資産		17,648		20,804	
投資その他の資産合計		105,146	17.7	119,574	21.8
資産合計		593,144	100.0	549,366	100.0

区分	注記番号	第64期 (平成13年3月31日) 金額(百万円)	構成比(%)	第65期 (平成14年3月31日) 金額(百万円)	構成比(%)
負債の部					
流動負債					
短期借入金	(注記Ⅰ－B,Ⅱ－C)	8,916		14,723	
支払手形及び買掛金・未払金		82,225		60,000	
未払費用		24,484		22,748	
未払税金		14,797		3,832	
その他の流動負債	(注記Ⅰ－L,Ⅱ－H)	26,628		26,950	
一年以内に返済予定の長期債務	(注記Ⅱ－C)	26,340		1,192	
流動負債合計		183,390	30.9	129,445	23.6
長期債務	(注記Ⅰ－B,Ⅱ－C)	31,957	5.4	42,796	7.8
繰延税金	(注記Ⅰ－L,Ⅱ－H)	23	0.0	436	0.1
退職給付引当金	(注記Ⅰ－B,F,Ⅱ－E)	48,929	8.2	75,367	13.7
その他の固定負債		370	0.1	291	0.0
少数株主持分	(注記Ⅰ－H)	2,517	0.4	2,797	0.5
負債合計		267,186	45.0	251,132	45.7
資本の部					
資本金	(注記Ⅰ－B,G)	64,082	10.8	64,082	11.7
普通株式 授権株式数 第64期 487,000,000株 第65期 487,000,000株 発行済株式数 第64期 249,109,236株 第65期 249,109,236株					
資本剰余金		98,705	16.6	98,705	18.0
利益準備金		7,652	1.3	7,660	1.4
その他の剰余金		174,077	29.4	155,069	28.2
その他の包括利益(△損失)累計額	(注記Ⅰ－F,I,N,Ⅱ－E,K)	△17,346	△2.9	△25,363	△4.6
自己株式 第64期 498,000株 第65期 836,289株		△1,212	△0.2	△1,919	△0.4
資本合計		325,958	55.0	298,234	54.3
負債・資本合計		593,144	100.0	549,366	100.0

② 【連結損益計算書】

		第64期 (自 平成12年4月1日 至 平成13年3月31日)			第65期 (自 平成13年4月1日 至 平成14年3月31日)		
区分	注記 番号	金額(百万円)		百分比 (%)	金額(百万円)		百分比 (%)
売上高	(注記Ⅰ－O)		594,259	100.0		533,964	100.0
売上原価及び費用							
売上原価		376,194			353,429		
販売費及び一般管理費	(注記Ⅰ－B,F)	131,203			134,907		
試験研究開発費		42,513			41,407		
支払利息及び受取利息―純額―	(注記Ⅰ－M,Ⅱ－C)	111			223		
為替差損益―純額―	(注記Ⅰ－B,M)	1,389			1,506		
その他費用―純額―	(注記Ⅱ－G)	2,812	554,222	93.3	27,865	559,337	104.8
法人税等・少数株主損益及び会計原則変更による累積影響額調整前純利益又は純損失(△)			40,037	6.7		△25,373	△4.8
法人税等	(注記Ⅰ－L,Ⅱ－H)		17,318	2.9		△9,348	△1.8
少数株主損益及び会計原則変更による累積影響額調整前純利益又は純損失(△)			22,719	3.8		△16,025	△3.0
少数株主損益			422	0.0		132	0.0
会計原則変更による累積影響額調整前純利益又は純損失(△)			22,297	3.8		△16,157	△3.0
会計原則変更による累積影響額	(注記Ⅰ－M)		―	―		384	0.0
当期純利益又は当期純損失(△)			22,297	3.8		△15,773	△3.0
1株当たり利益又は損失(△)及び現金配当額	(注記Ⅰ－B,Ⅱ－J)						
1株当たり会計原則変更による累積影響額調整前純利益又は純損失(△)							
基本的			87.4円			△65.0円	
希薄化後			85.3円			△65.0円	
1株当たり当期純利益又は当期純損失(△)							
基本的			87.4円			△63.5円	
希薄化後			85.3円			△63.5円	
1株当たり現金配当額			13.0円			13.0円	

③ 【連結包括損益計算書】

区分	注記番号	第64期 (自 平成12年4月1日 至 平成13年3月31日) 金額(百万円)		第65期 (自 平成13年4月1日 至 平成14年3月31日) 金額(百万円)	
当期純利益又は当期純損失(△)			22,297		△15,773
その他の包括利益(△損失) 一税効果考慮後	(注記Ⅱ―K)				
為替換算調整額の当期発生額			7,286		6,310
最小退職年金債務調整額			△7,251		△13,973
売却可能有価証券未実現利益(△損失)					
未実現利益(△損失)当期発生額		△8,532		△7,570	
減損に伴う当期損益への組替修正額		391		8,030	
売却に伴う当期損益への組替修正額		△2,072	△10,213	△746	△286
デリバティブ純利益(△純損失)					
キャッシュ・フローヘッジとして指定されたデリバティブにかかる当期発生純損失		―		△1,673	
実現額の当期損益への組替修正額		―	―	△1,605	△68
その他の包括利益(△損失)計			△10,178		△8,017
包括利益(△損失)	(注記Ⅰ―N)		12,119		△23,790

④ 【連結株主持分計算書】

項目	発行済株式数(株)	資本金(百万円)	資本剰余金(百万円)	利益準備金(百万円)	その他の剰余金(百万円)	その他の包括利益(△損失)累計額(百万円)	自己株式(百万円)
第63期末現在	257,109,236	64,082	98,705	7,250	173,804	△7,168	△611
当期純利益					22,297		
配当金(1株当たり13円00銭)					△3,284		
利益準備金繰入				402	△402		
その他の包括利益(△損失)						△10,178	
自己株式の取得							△749
ストックオプションの行使							148
自己株式の消却	△8,000,000				△18,338		
第64期末現在	249,109,236	64,082	98,705	7,652	174,077	△17,346	△1,212
当期純損失(△)					△15,773		
配当金(1株当たり13円00銭)					△3,227		
利益準備金繰入				8	△8		
その他の包括利益(△損失)						△8,017	
自己株式の取得							△725
ストックオプションの行使							18
第65期末現在	249,109,236	64,082	98,705	7,660	155,069	△25,363	△1,919

⑤ 【連結キャッシュ・フロー計算書】

区分	注記番号	第64期 (自 平成12年4月1日 至 平成13年3月31日) 金額(百万円)		第65期 (自 平成13年4月1日 至 平成14年3月31日) 金額(百万円)	
Ⅰ 営業活動によるキャッシュ・フロー					
1 当期純利益又は当期純損失(△)			22,297		△15,773
2 営業活動によるキャッシュ・フローと当期純利益又は当期純損失の調整					
(1) 減価償却費		32,217		33,569	
(2) 固定資産除売却損(純額)		760		1,314	
(3) 固定資産の減損		—		6,815	
(4) 有価証券売却益(純額)		△3,703		△1,008	
(5) 投資有価証券及びその他の資産の減損		2,460		17,199	
(6) 貸倒損失		3,810		520	
(7) 退職給付引当金		4,990		2,616	
(8) 繰延税金		△5,402		△16,131	
(9) 少数株主損益		422		132	
(10) 会計原則変更による累積影響額		—		△384	
(11) 資産・負債の増減					
① 受取手形及び売掛金の減少(△増加)		△5,593		19,402	
② たな卸資産の減少(△増加)		△13,320		17,403	
③ その他の資産の減少		875		2,279	
④ 支払手形及び買掛金・未払金の増加(△減少)		3,620		△22,291	
⑤ 未払税金の増加(△減少)		3,438		△10,992	
⑥ 未払費用及びその他流動負債の増加(△減少)		4,140		△1,082	
(12) その他 (純額)		△215	28,499	99	49,460
営業活動によるキャッシュ・フロー			50,796		33,687
Ⅱ 投資活動によるキャッシュ・フロー					
1 短期投資及び投資有価証券の売却による収入			9,746		3,111
2 短期投資及び投資有価証券の取得			△5,761		△6,181
3 資本的支出			△37,583		△38,896
4 施設借用保証金の減少(△増加)			△538		506
5 有形固定資産の売却による収入			1,953		1,450
6 少数株主持分の買取			△182		△111
投資活動によるキャッシュ・フロー			△32,365		△40,121
Ⅲ 財務活動によるキャッシュ・フロー					
1 短期借入金の増加(△減少)			△1,371		5,786
2 長期債務の増加			715		13,102
3 長期債務の返済			△1,650		△26,970
4 支払配当金			△3,337		△3,267
5 自己株式の取得			△749		△725
6 ストックオプションの行使			148		18
7 消却のための自己株式の取得			△18,338		—
財務活動によるキャッシュ・フロー			△24,582		△12,056
Ⅳ 換算レート変動の影響			3,102		3,648
現金及び現金同等物の増減額			△3,049		△14,842
期首現金及び現金同等物残高			88,670		85,621
期末現金及び現金同等物残高			85,621		70,779
営業活動によるキャッシュ・フローの追記					
1 支払利息の支払額			1,765		1,264
2 当期税金の支払額			19,257		17,748
キャッシュ・フローを伴わない投資及び財務活動の追記					
1 資本的支出に関連する債務			1,803		1,516

連結財務諸表注記事項

I　重要な会計方針の概要

A　連結財務諸表の作成基準

当連結財務諸表は、欧州において発行した預託証券にかかる要求に基づき、米国において一般に認められる会計原則(会計研究公報(ＡＲＢ)、会計原則審議会(ＡＰＢ)意見書、財務会計基準審議会(ＦＡＳＢ)基準書等)に基づいて作成している。ただし、セグメント情報は「連結財務諸表規則」に基づいて作成しており、ＦＡＳＢ基準書第131号に基づくセグメント別財務報告は作成していない。

B　我国の連結財務諸表原則及び連結財務諸表規則に準拠して作成する場合との主要な相違の内容

1　有価証券

提出会社の財務諸表では、有価証券の評価について「金融商品に係る会計基準」を適用している。当連結財務諸表では、ＦＡＳＢ基準書第115号「特定の負債有価証券及び持分有価証券投資の会計」を適用しており、本会計処理による法人税等・少数株主損益及び会計原則変更による累積影響額調整前純損益影響額は、第64期620百万円(損失)、第65期4,563百万円(損失)である。

2　受取手形割引高

受取手形割引高は、提出会社の財務諸表では偶発債務として注記されているが、当連結財務諸表ではＦＡＳＢ基準書第125号の規定に基づいて受取手形及び短期借入金にそれぞれ含めて表示している。

3　退職給付引当金

提出会社の財務諸表では、「退職給付に係る会計基準」を適用している。当連結財務諸表ではＦＡＳＢ基準書第87号の規定に従って計上しており、本会計処理による法人税等・少数株主損益及び会計原則変更による累積影響額調整前純損益影響額は、第64期3,074百万円(損失)、第65期1,039百万円(損失)である。

4　新株及び社債発行費用

新株及び社債発行費用は、提出会社の財務諸表では発行時に全額費用処理しているが、当連結財務諸表では新株発行費用については税効果調整後、資本剰余金より控除し、また、社債発行費用については繰延資産として処理し、かつ、転換社債発行に係るもののうち、株式に転換された部分に対応する未償却残高を税効果調整後、資本剰余金より控除している。本会計処理による法人税等・少数株主損益及び会計原則変更による累積影響額調整前純損益影響額は、第64期56百万円(損失)、第65期56百万円(損失)である。

5　有給休暇の処理

当連結財務諸表では、ＦＡＳＢ基準書第43号の規定に基づいて従業員の未使用有給休暇に対応する人件費負担相当額を未払計上しており、本会計処理による法人税等・少数株主損益及び会計原則変更による累積影響額調整前純損益影響額は、第64期39百万円(利益)、第65期44百万円(利益)である。

6　役員賞与の処理

役員賞与は、提出会社の財務諸表では確定方式により剰余金の処分として利益処分計算書に記載しているが、当連結財務諸表では繰上げ方式により販売費及び一般管理費として未払計上している。本会計処理による法人税等・少数株主損益及び会計原則変更による累積影響額調整前純損益影響額は、第64期132百万円(損失)、第65期49百万円(損失)である。

7　デリバティブ

提出会社の財務諸表では、「金融商品に係る会計基準」を適用している。米国会計原則において、ヘッジ会計を充足しない為替予約取引等については、第64期連結財務諸表では時価で評価し評価損益を認識している。また、第65期連結財務諸表では、ＦＡＳＢ基準書第133号および第138号の規定に基づいて、ヘッジ活動の性質により処理している。本会計処理における法人税等・少数株主損益及び会計原則変更による累積影響額調整前純損益影響額は、第64期931百万円(損失)、第65期は影響なしである。

8　長期性資産

第65期の提出会社の財務諸表では、土地は「土地の再評価に関する法律」（平成10年３月31日公布法律第34号）および「土地の再評価に関する法律の一部を改正する法律」(平成13年６月29日公布法律第94号)を適用している。当連結財務諸表では、ＦＡＳＢ基準書第121号の規定に基づいて、長期性資産および特定の識別できる無形資産について帳簿価額を回収できない恐れのある事象または状況の変化が起きた場合には、減損についての検討を行い、減損が生じていると考えられる場合には、帳簿価額が公正価額を上回る額を減損額として認識している。本会計処理による法人税等・少数株主損益及び会計原則変更による累積影響額調整前純損益影響額は、第64期は影響なし、第65期6,815百万円(損失)である。

9　表示様式

(1) 連結剰余金計算書の表示の範囲を拡大し、資本の部に含まれる全ての項目について「連結株主持分計算書」として開示している。

(2) 連結損益計算書の下に、１株当たり利益又は損失及び現金配当額を表示している。

(3) 我国の連結財務諸表規則において開示が要求されている１株当たり純資産額は、米国会計原則では要求されていないが、第64期末現在1,311円、第65期末現在1,201円である。

C　連結の範囲

当連結財務諸表には、全ての子会社(第64期末132社、第65期末133社)が含まれている。

なお、連結子会社名は、7頁　第1【企業の概況】の4【関係会社の状況】に記載している。わが国の連結財務諸表規則によった場合と比較して重要な差はない。

D　持分法の適用

全ての関連会社に対する投資額は、持分法によって計上している。

持分法適用関連会社：第64期末……………双立電機㈱ほか　計11社

第65期末……………双立電機㈱ほか　計13社

なお、連結子会社名は、7頁　第1【企業の概況】の4【関係会社の状況】に記載している。わが国の連結財務諸表規則によった場合と比較して重要な差はない。

E　子会社の事業年度

事業年度の末日が連結決算日と異なる子会社は第65期は12社(第64期9社)であり、これらのうち9社(第64期6社)については、連結決算日の財務諸表を用い、それ以外の子会社については子会社の決算日の財務諸表を用いて連結財務諸表を作成している。この決算日の差異により生じる連結会社相互間の重要な取引の差異については、必要な調整を行っている。

F　会計処理基準

1　貸倒引当金

貸倒引当金は主として当社および子会社の過去の貸倒損失実績および債権残高に対する潜在的損失の評価に基づいて、妥当と判断される額を計上している。

2　たな卸資産

たな卸資産は低価法(取得価額の算定方法は先入先出法による)により評価している。

3　有価証券

ＦＡＳＢ基準書第115号「特定の負債有価証券及び持分有価証券投資の会計」に基づき、当社および子会社の保有する市場性のある有価証券は売却可能有価証券に区分され、未実現損益を反映させた公正価額で評価をし、未実現損益は関連税額控除後の金額で資本の部のその他の包括利益累計額に含めて表示している。

売却可能有価証券のうち、その公正価額の下落が一時的でないものについては、正味実現可能額まで評価減を行い、評価減金額は当期の損益に含めている。

取得価額の算定は、移動平均法によっている。

4　長期性資産

長期性資産および特定の識別できる無形資産について、当該資産の帳簿価額を回収できないかもしれないという事象または状況の変化が起きた場合には、減損についての検討を行ってい

る。保有して使用する資産の回収可能性は、当該資産の帳簿価額を当該資産から生み出されると期待される将来のキャッシュフロー純額(現在価値への割引前、かつ、利息費用控除前)と比較することにより測定される。減損が生じていると考えられる場合には、帳簿価額が公正価額を上回る額を減損額として認識することになる。処分する資産については、帳簿価額または売却費用控除後の公正価額のいずれか低い価額で評価している。

5　有形固定資産

有形固定資産は取得原価で計上している。減価償却費はその資産の見積耐用年数をもとに定率法(ただし、海外子会社の一部は定額法)で算出している。建物および構築物の見積耐用年数は概ね３年から50年、機械その他の見積耐用年数は概ね２年から15年である。

6　退職給付引当金

ＦＡＳＢ基準書第87号の規定に従って計上している。詳細についてはＦＡＳＢ基準書 132号に基づいて開示しており、「Ⅱ　主な科目の内訳及び内容の説明」に記載のとおりである。

7　広告宣伝費

広告宣伝費は、発生時に費用認識しており、「販売費及び一般管理費」に含めて表示している。広告宣伝費の金額は、第64期8,796百万円、第65期7,931百万円である。

8　会計上の見積

連結財務諸表の作成にあたっては、期末日現在の資産・負債の金額、偶発的な資産・負債の開示および当該期間の収益・費用の金額に影響を与える様々な見積りや仮定を用いており、実際は、これらの見積りと異なる場合がある。

9　現金及び現金同等物

当社は現金および要求払預金のほか、取得日から３ヶ月以内に満期日の到来する流動性の高い追加型公社債投資信託の受益証券、定期預金、現先短期貸付金、およびコマーシャルペーパー等を「現金及び現金同等物」と定義している。

G　投資勘定と資本勘定の相殺消去

親会社投資勘定と子会社資本勘定との相殺消去は、各取得日を基準とする段階法によっている。この相殺消去によって発生した消去差額のうち、その発生原因が明らかなものはそれぞれの勘定科目に計上し、その他の消去差額は５年均等償却している。

H　未実現損益の消去

未実現損益は全額消去し、持分比率に応じて少数株主持分に負担させている。

I　海外子会社の財務諸表項目の本邦通貨への換算

海外子会社の財務諸表は、ＦＡＳＢ基準書第52号の規定に基づいて資産・負債項目は決算日の為替相場、損益項目は期中平均為替相場によって換算している。なお、換算によって生じた換算差額は、為替換算調整額として資本の部のその他の包括利益累計額に含めて計上している。

J　利益処分項目の取扱い

利益処分項目の取扱いは、繰上げ方式によっている。

K　ストックオプション制度の会計処理

当社は、当社の取締役および使用人が、権利付与日の市場価格を下回らない価格で当社の株式を当社から譲渡を受けることができるものとするストックオプション制度を第62期より導入している。当社はこの会計処理について、ＦＡＳＢ基準書第123号「株式に基づく報酬の会計処理」の規定において認められる、ＡＰＢ意見書第25号「従業員に発行した株式の会計処理」を適用している。その結果、権利付与に伴う報酬コストは認識されずＦＡＳＢ基準書第123号の規定による権利付与日の公正価値に基づいて算出される報酬コストは僅少なため開示していない。

L　法人税等の会計処理

ＦＡＳＢ基準書第109号に規定された資産・負債法による税効果会計の基準を適用している。

M　デリバティブの会計処理

当社および子会社は、第65期よりＦＡＳＢ基準書第133号「デリバティブ商品およびヘッジに関する会計処理」およびＦＡＳＢ基準書第138号「特定のデリバティブ商品および特定のヘッジに関する会計処理（ＦＡＳＢ基準書第133号の修正）」を適用した。これらの基準書は、デリバティブ商品およびヘッジに関する会計処理および開示の基準を規定しており、すべてのデリバティブ商品を公正価額で貸借対照表上、資産または負債として認識することを要求している。

為替予約取引および通貨オプション取引について、デリバティブ契約締結時点において、当社および子会社では予定取引に対するヘッジあるいは認識された資産または負債に関連する受取または支払のキャッシュ・フローに対するヘッジ（「キャッシュ・フロー」ヘッジまたは「外貨」ヘッジ）に指定する。当社および子会社では、リスクマネジメントの目的およびさまざまなヘッジ取引に関する戦略と同様に、ヘッジ手段とヘッジ対象の関係も正式に文書化している。この手順は、キャッシュ・フローヘッジまたは外貨ヘッジとして指定されたすべてのデリバティブ商品を連結貸借対照表上の特定の資産および負債または特定の確定契約あるいは予定取引に関連付けることを含んでいる。当社および子会社の方針によると、すべての為替予約取引および通貨オプション取引は、ヘッジ対象のキャッシュ・フローの変動を相殺することに対し、高度に有効でなくてはならない。

ヘッジ効果が高度に有効であり、かつ、キャッシュ・フローヘッジまたは外貨ヘッジとして指定および認定されたデリバティブ商品の公正価額の変動は、指定されたヘッジ対象のキャッシュ・フローの変動が損益に影響を与えるまで、その他の包括利益（損失）に計上される。

ＦＡＳＢ基準書第133号および第138号適用による累積影響額は、関連税額控除後で、当期純損失の減少が約384百万円であった。

ＦＡＳＢ基準書第133号および第138号適用以前においては、確定契約ではないが予定される取引に対するヘッジとして指定され、かつ、有効なデリバティブ商品は市場価格にて評価し、これに伴う評価差損益は為替差損に計上していた。これは、ヘッジ対象にかかる評価差損益と相殺されることによるものである。確定契約のヘッジとして指定され、かつ、有効なデリバティブ商品にかかる損益は繰延べられ、ヘッジ取引の満期時に損益として認識された。金融資産および負債に対する金利変動リスク軽減のためのデリバティブ商品にかかる債権および債務は、それらの金融資産および負債にかかる受取利息または支払利息の一部として認識された。

N　包括損益

ＦＡＳＢ基準書第130号「包括利益の報告」を適用している。包括損益は当期純損益および、為替換算調整額の変動、最小退職年金債務調整額の変動、売却可能有価証券未実現損益の変動ならびに、デリバティブ純損益の変動からなり、「連結包括損益計算書」に記載している。

O　収益の認識

当社および子会社は、商品の所有権の移転、商品の配達、売価の決定あるいは確定、債権の回収が可能であること等を含む納得性のある事象の発生をもって、収益の認識をしている。これらの事象は、商品の出荷やサービスの提供時点で条件が満たされる。

P　新会計基準

平成13年７月20日、米国財務会計基準審議会はＦＡＳＢ基準書第141号「企業結合」およびＦＡＳＢ基準書第142号「のれんおよびその他の無形資産」を公表した。これらの基準書によると、企業結合とのれんの会計処理について、２つの点で大きく変更される。ＦＡＳＢ基準書第141号は、平成13年６月30日以降に開始したすべての企業結合についてパーチェス法で処理することを要求している。持分プーリング法の適用は禁止される。また、ＦＡＳＢ基準書第142号では、のれんの会計処理について償却法から減損アプローチ法へ変更される。従って、当基準書の適用により、のれん(過去の企業結合により計上されたのれんを含む)の償却は中止される。当社および子会社での当基準書の適用は、平成14年４月１日となる。当社および子会社では、ＦＡＳＢ基準書第142号の適用に重要性は無いと想定している。

平成13年８月16日、米国財務会計基準審議会はＦＡＳＢ基準書第143号「資産除却債務の会計処理」を公表した。当基準書は、平成14年６月15日以降に開始する事業年度の財務諸表に対して発効する。公表によると、有形長期性資産除却に関連する債務の認識および再測定について規定している。平成13年10月３日、米国財務会計基準審議会はＦＡＳＢ基準書第144号「長期性資産の減損または処分の会計処理」を公表した。当基準書は、平成13年12月15日以降に開始する事業年度の財務諸表に対して発効する。ＦＡＳＢ基準書第144号はすべての長期性資産(非継続事業を含む)に適用され、処分または売却される長期性資産の会計処理を一つにまとめている。当社および子会社では、将来の財務諸表への影響を確定するため、現在これらの基準書の内容を検討している。

Ⅱ　主な科目の内訳及び内容の説明

A　たな卸資産

たな卸資産の内訳は、次のとおりである。

項目	第64期末(百万円)	第65期末(百万円)
製　　品	52,188	39,772
仕 掛 品	15,114	14,923
材　　料	24,291	19,922
合　　計	91,593	74,617

B　有価証券

ＦＡＳＢ基準書第115号「特定の負債有価証券及び持分有価証券投資の会計」に基づき、当社および子会社の保有する市場性のある有価証券は、売却可能有価証券に区分され、未実現損益を反映させた公正価額で計上している。

短期投資および投資有価証券は負債証券および持分証券を含んでおり、そのうち市場性のある有価証券の取得原価または償却原価、総未実現利益・損失、公正価額は次のとおりである。

第64期末

売却可能有価証券

	原価(*)(百万円)	総未実現利益(百万円)	総未実現損失(百万円)	公正価額(百万円)
負債証券	20	―	―	20
持分証券	43,392	15,646	△7,622	51,416
投資有価証券計	43,412	15,646	△7,622	51,436

(*) 負債証券については償却原価、持分証券については取得原価を表示している。

第65期末

売却可能有価証券

	原価(*)(百万円)	総未実現利益(百万円)	総未実現損失(百万円)	公正価額(百万円)
負債証券	33	―	―	33
持分証券	31,185	8,346	△815	38,716
投資有価証券計	31,218	8,346	△815	38,749

(*) 負債証券については償却原価、持分証券については取得原価を表示している。

売却可能有価証券の未実現損益(純額、関連税額控除後)は第65期において286百万円減少し、第64期において、10,213百万円減少した。

第65期における売却可能有価証券の売却収入は、2,750百万円（第64期9,372百万円）であり、それらの売却益は、1,608百万円（第64期3,579百万円）、売却損は321百万円（第64期８百万円）である。

売却可能有価証券に区分された持分証券について、市場価格の下落が一時的でないと考えられる事により認識した減損額は、第65期13,845百万円（第64期674百万円）である。

C　短期借入金および長期債務

1　短期借入金の期末残高に係る支払利息の加重平均利率は、第65期末現在1.7%(第64期末現在2.9%)である。

2　長期債務の内訳は、次のとおりである。

内訳	第64期末(百万円)	第65期末(百万円)
第3回無担保転換社債 償還期限　平成16年　利率　1.7%	29,735	29,735
無担保借入金 最終返済　平成17年　利率 第64期末　0.9%～6.0% 第65期末　0.5%～4.2%	26,415	12,541
その他	2,147	1,712
合計	58,297	43,988
一年内返済予定額	26,340	1,192
長期債務	31,957	42,796

3　長期債務の年度別返済予定額は、次のとおりである。

第64期末(百万円)		第65期末(百万円)	
第65期	26,340	第66期	1,192
第66期	1,207	第67期	12,625
第67期	528	第68期	29,998
第68期	29,941	第69期	141
第69期	129	第70期	32
第70期以降	152	第71期以降	－
合計	58,297	合計	43,988

4　転換社債の転換価格は、次のとおりである。

内容	転換価格	
	第64期末	第65期末
第3回無担保転換社債	2,965円60銭	2,965円60銭

転換社債の転換可能株式数は第65期末現在10,026,639株(第64期末現在10,026,639株)である。

5　第65期の短期借入金および長期債務に係る支払利息の費用計上額は1,291百万円(第64期1,731百万円)である。

D　リース

第64期末および第65期末において、重要なキャピタル・リース契約はない。

当社および子会社の事務所および設備は、主としてオペレーティング・リースである。リース期間が満了すれば、通常、更新または他のリースにより借り替えがなされる。期末における解約不能リースの将来最小賃借料支払額に関する情報は次のとおりである。

第64期末(百万円)		第65期末(百万円)	
第65期	2,208	第66期	2,635
第66期	2,179	第67期	2,449
第67期	2,098	第68期	2,235
第68期	2,025	第69期	2,093
第69期	1,995	第70期	2,050
第70期以降	20,984	第71期以降	19,071
合計	31,489	合計	30,533

第65期の賃借料の総額は、11,322百万円（第64期11,232百万円）である。

当社および国内子会社の情報処理運用業務の相当部分について外部委託契約を行っている。当契約によると外部委託費用は、第66期(平成14年４月１日から平成15年３月31日まで)は年額4,922百万円であり、契約最終年度である第71期(平成19年４月１日から平成20年３月31日まで)の年額4,518百万円まで毎年段階的に減額される。

また、残存契約期間に係る委託費用の15％を支払うことにより、当該委託契約の解約は可能である。

E　退職給付関連費用

当社および国内連結子会社は、大部分の従業員を対象として調整年金制度を採用している。調整年金制度を採用している会社の保険数理に基づいて計算された予測給付債務および年金資産の公正価値の期首残高と期末残高の調整表は以下のとおりである。

項目	第64期(百万円)	第65期(百万円)
予測給付債務の変動：		
期首予測給付債務	189,263	205,907
勤務費用(従業員拠出控除後)	8,846	8,401
利息費用	6,624	6,042
従業員拠出	1,010	1,053
制度改訂	―	△4,504
保険数理差異	4,022	20,138
給付支払(会社による給付支払を含む)	△3,858	△4,859
期末予測給付債務	205,907	232,178
年金資産の変動：		
期首年金資産公正価額	129,137	121,875
年金資産の実際収益	△12,879	△7,974
事業主拠出	6,528	6,922
従業員拠出	1,010	1,053
給付支払	△1,921	△2,389
期末年金資産公正価額	121,875	119,487
年金資産の積立状況：		
年金資産を上回る予測給付債務	△84,032	△112,691
未認識保険数理差異	49,639	81,051
未認識過去勤務収益	―	△4,204
未認識の移行時債務未償却残高	808	538
正味認識額	△33,585	△35,306
連結貸借対照表計上額：		
当該調整年金制度に係る退職給付引当金	△46,895	△71,899
投資その他の資産	808	―
その他の包括損失累計額	12,502	36,593
正味認識額	△33,585	△35,306
期末累積給付債務	168,769	191,386

また、期間退職給付費用は以下の項目より構成されている。

項目	第64期(百万円)	第65期(百万円)
期間退職給付費用		
勤務費用(従業員拠出控除後)	8,846	8,401
利息費用	6,624	6,042
年金資産の期待収益	△4,451	△5,010
移行時差額等の償却及び繰延	2,215	1,681
合計	13,234	11,114

なお、数理計算に用いられた条件は次のとおりである。

項目	第64期	第65期
割引率(%)	3.00	2.50
年金資産の長期期待収益率(%)	4.00	4.00
将来の昇給率(%)	3.00	3.00

調整年金制度を採用している退職金制度以外の制度は、期末要支給額を退職給付引当金として計上しており、期末要支給額は当該制度に係る期末累積給付債務を越えるものである。

これらの制度に係る退職給付引当金の残高は、第65期末3,468百万円(第64期末2,034百万円)であり、退職給付関連費用は、第65期2,385百万円(第64期1,015百万円)である。

F　ストックオプション

当社は、当社の取締役および使用人が、権利付与日の市場価格を下回らない価格で当社の株式を当社から譲渡を受けることができるものとするストックオプション制度を導入している。

オプションは1～2年の行使不能期間を設けて付与されており、第65期末の状況は次のとおりである。

権利付与日	付与株式数(株)	行使価格(円)	権利行使期間	行使済および(権利喪失または行使期限切れ)株式数(株)
平成10年6月25日	158,000	2,162	平成11年7月1日から 平成13年6月30日まで	73,000 (85,000)
平成11年6月25日	158,000	1,839	平成13年7月1日から 平成16年6月30日まで	10,000 (5,000)
平成12年6月27日	260,000	2,936	平成14年7月1日から 平成17年6月30日まで	—
平成13年6月26日	292,000	2,306	平成15年7月1日から 平成18年6月30日まで	—

当社はこの会計処理について、FASB基準書第123号「株式に基づく報酬の会計処理」の規定において認められる、APB意見書第25号「従業員に発行した株式の会計処理」を適用している。その結果、権利付与に伴う報酬コストは認識されずFASB基準書第123号の規定による権利付与日の公正価値に基づいて算出される報酬コストは僅少なため開示していない。

G　その他費用

その他費用―純額―の内訳は、次のとおりである。

項目	第64期(百万円)	第65期(百万円)
事業拠点統廃合に係る損失	2,312	―
投資有価証券及びその他の資産の減損	2,460	17,199
有価証券売却益(純額)	△3,703	△1,008
固定資産除売却損(△益)(純額) (事業拠点統廃合に係る損失控除後)	△43	1,314
有形固定資産の減損	―	6,815
その他(純額)	1,786	3,545
合計	2,812	27,865

当社は第64期に大規模な事業拠点統廃合を実施した結果、2,312百万円を損失に計上した。この統廃合は、主として京都の本社事務所に係るものである。

第65期に当社および子会社で一部の長期性資産について、廃棄の可能性を含む将来の転用を考慮に入れ、減損の検討を行った結果、一部の土地および建物(主として社員寮)について、当該資産の将来キャッシュ・フローでは帳簿価額を回収することが期待できないため、減損が生じていると判断され、公正価額まで評価減を実施した。なお、見積公正価額は主として独立した、土地および建物の不動産鑑定によっている。土地および建物の減損額は第64期－百万円、第65期6,815百万円である。

H　法人税等

法人税等の内訳は次のとおりである。

内訳	第64期(百万円)	第65期(百万円)
当期税額	22,720	6,783
繰延税額	△5,367	△17,679
繰延税金資産に係る期首評価引当金の 変更影響額	△35	1,548
合計	17,318	△9,348

第64期および第65期における税効果会計適用後の法人税等の負担率は、法人税等・少数株主損益及び会計原則変更による累積影響額調整前純利益又は純損失に対して、次の事由により我国の法定実効税率とは異なっている。

内訳	第64期(%)	第65期(%)
我国の法定実効税率	42.0	42.0
増加(△減少)理由		
税務申告上の社外流出	2.4	△1.9
子会社の当期損失	2.6	△3.3
海外子会社の税率差	△2.5	1.3
繰延税金資産に係る期首評価引当金の変更影響	△0.1	△0.4
その他	△1.1	△0.9
税効果会計適用後の法人税等の負担率	43.3	36.8

期末の繰延税金資産、負債計上の原因となった一時的差異及び繰越欠損金等の主なものは、次のとおりである。

項目	第64期(百万円)		第65期(百万円)	
	繰延税金資産	繰延税金負債	繰延税金資産	繰延税金負債
たな卸資産の評価	1,882	—	3,521	—
未払賞与及び有給休暇費用	4,067	—	3,492	—
退職給付引当金	10,809	—	12,912	—
事業税	1,094	—	164	—
未実現損益の消去	2,270	—	2,540	—
有価証券の評価	—	3,370	—	3,164
有形固定資産	—	—	2,789	—
貸倒引当金	611	116	2,711	180
貸倒損失	4,118	—	—	—
土地売却益	—	1,311	—	1,311
最小退職年金債務の調整	5,251	—	15,369	—
その他の一時的差異	8,596	4,424	11,871	1,639
繰越税額控除	3,473	—	3,689	—
繰越欠損金	4,415	—	12,961	—
計	46,586	9,221	72,019	6,294
評価性引当金	△7,795	—	△9,574	—
評価性引当金控除後計	38,791	9,221	62,445	6,294

評価性引当金は、実現可能性の少ない繰延税金資産に対して計上しており、第64期において1,310百万円増加し、第65期において1,779百万円増加している。

当社および子会社が有している税務上の繰越欠損金は、第65期末現在30,566百万円(第64期末現在11,065百万円)であり、その大部分は平成19年に控除期限が到来する。

国内の子会社および関連会社の留保利益については、受取配当金が概ね非課税であるため、配当受取時の課税に係る繰延税金負債を認識していない。また、海外子会社については、現地での再投資を予定している留保利益につき、同様に繰延税金負債を認識していない。このように繰延税金負債が認識されていない海外子会社の留保利益は、第65期末現在で53,928百万円(第64期末現在50,052百万円)である。この留保利益に係る繰延税金負債の見積りは実務上困難である。

I　外国における活動

海外子会社の売上高および総資産は、次のとおりである。

内　　容	第64期(百万円)	第65期(百万円)
売　　上　　高	170,434	176,096
総　　資　　産	141,966	146,734

J　１株当たり利益及び現金配当額

当社は１株当たり利益の算出にあたり、ＦＡＳＢ基準書第128号「１株当たり利益」を適用している。「希薄化後１株当たり当期純利益」算出における希薄化効果は、分子、分母それぞれ次のとおりである。

分子

	第64期(百万円)	第65期(百万円)
会計原則変更による累積影響額調整前純利益又は純損失(△)	22,297	△16,157
希薄化効果：		
第３回無担保転換社債	325	―
希薄化後当期純利益又は当期純損失(△)	22,622	△16,157

	第64期(百万円)	第65期(百万円)
当期純利益又は当期純損失(△)	22,297	△15,773
希薄化効果：		
第３回無担保転換社債	325	―
希薄化後当期純利益又は当期純損失(△)	22,622	△15,773

分母

	第64期(株式数)	第65期(株式数)
加重平均による期中平均発行済普通株式数	255,031,698	248,401,803
希薄化効果：		
第３回無担保転換社債	10,026,639	—
ストックオプション	62,449	—
希薄化後発行済普通株式数	265,120,786	248,401,803

第65期においては、転換社債の転換請求権の行使およびストックオプションの権利行使を仮定した場合の当期純利益および発行済普通株式数に与える影響は、いずれも希薄化効果をもたらさないため、除いている。

連結損益計算書上の１株当たり現金配当額については、利益処分項目を繰上げ方式により反映しているため、各年度の期末後の株主総会において承認された配当額も含めて計算している。

K　その他の包括損益

第64期および第65期におけるその他の包括利益累計額の項目別残高は以下のとおりである。

	第64期(百万円)	第65期(百万円)
為替換算調整額		
期首残高	△20,998	△13,712
当期増減額	7,286	6,310
期末残高	△13,712	△7,402
最小退職年金債務調整額		
期首残高	—	△7,251
当期増減額	△7,251	△13,973
期末残高	△7,251	△21,224
売却可能有価証券未実現利益(△損失)		
期首残高	13,830	3,617
当期増減額	△10,213	△286
期末残高	3,617	3,331
デリバティブ純利益(△純損失)		
期首残高	—	—
当期増減額	—	△68
期末残高	—	△68
その他の包括利益(△損失)累計額合計		
期首残高	△7,168	△17,346
当期増減額	△10,178	△8,017
期末残高	△17,346	△25,363

第64期および第65期におけるその他の包括損益に対する税効果の影響は以下のとおりである。

	第64期(百万円)			第65期(百万円)		
	税効果考慮前	税効果	税効果考慮後	税効果考慮前	税効果	税効果考慮後
為替換算調整額の当期発生額	7,286	—	7,286	6,310	—	6,310
最小退職年金債務調整額	△12,502	5,251	△7,251	△24,091	10,118	△13,973
売却可能有価証券未実現利益(△損失)						
未実現利益(△損失)当期発生額	△14,711	6,179	△8,532	△13,052	5,482	△7,570
減損に伴う当期損益への組替修正額	674	△283	391	13,845	△5,815	8,030
売却に伴う当期損益への組替修正額	△3,571	1,499	△2,072	△1,287	541	△746
未実現利益(△損失)	△17,608	7,395	△10,213	△494	208	△286
デリバティブ純利益(△純損失)						
キャッシュ・フローヘッジとして指定されたデリバティブにかかる当期発生純損失	—	—	—	△2,884	1,211	△1,673
実現額の当期損益への組替修正額	—	—	—	2,767	△1,162	1,605
純利益(△純損失)	—	—	—	△117	49	△68
その他の包括利益(△損失)	△22,824	12,646	△10,178	△18,392	10,375	△8,017

L　金融商品およびリスク管理

ＦＡＳＢ基準書第107号および119号に規定する金融商品及びデリバティブ取引の公正価額は以下のとおりである。

	第64期(百万円)		第65期(百万円)	
	帳簿価額	見積公正価額	帳簿価額	見積公正価額
(金融商品)				
長期債務(1年以内含む)	△58,297	△62,460	△43,988	△46,307
(デリバティブ取引)				
その他の流動資産(△その他の流動負債)				
為替予約取引	△377	△377	△540	△540
通貨オプション取引	△334	△334	△65	△65
金利スワップ取引	—	△49	△15	△15

(金融商品)

金融商品の公正価額の見積りは次の方法によっている。

(1) 現金及び現金同等物、受取手形及び売掛金、短期借入金、支払手形及び買掛金・未払金は決済日までの期間が短いため、公正価額は帳簿価額とほぼ等しい見積もっている。

(2) 短期投資および投資有価証券(注記Ⅱ—B)

公正価額は時価または類似証券の時価に基づいて見積算定している。非公開企業の持分有価

証券の公正価額は、見積が実務上不可能なため開示していない。

(3) 長期債務(1年以内返済予定分を含む)

転換社債の公正価額は、時価に基づいて算出している。その他の公正価額は将来のキャッシュ・フローを現在価値に割り引いて見積算定している。(割引計算に際しては、類似債務につき期末に適用される利子率を使用している。)

(デリバティブ取引)

(1) デリバティブ取引(主に外国為替予約取引および通貨オプション取引)の公正価額は金融機関から入手した時価、将来のキャッシュ・フローの割引現在価値、その他の評価手法を使用して見積価格を算定している。また、トレーディング目的のためのデリバティブ取引は行っていない。

キャッシュ・フローヘッジとして指定および認定された為替予約取引および通貨オプション取引の公正価額の変動は、その他の包括利益(損失)累計額として報告している。これらの金額は、ヘッジ対象資産・負債が損益に影響を与えるのと同一期間において、為替差損－純額－として損益に組替えられる。第65期末現在、為替予約取引および通貨オプション取引に関連してその他の包括利益(損失)累計額に計上されたほぼ全額は今後12ヶ月以内に損益に組替えられると見込まれる。

キャッシュ・フローヘッジとして指定され、その他の包括利益(損失)累計額として報告されている為替予約取引および通貨オプション取引の公正価額の変動の有効部分は、関連税効果控除後で、第65期において1,673百万円の損失である。このうち、その他の包括利益(損失)累計額から、デリバティブ商品の性質により為替差損－純額－または支払利息－純額－に組替えられた金額は、関連税効果控除後で、第65期において1,605百万円の損失である。第65期において、ヘッジ効果が有効でない金額に重要性はない。

当社および子会社はＦＡＳＢ基準書第133号のヘッジ基準を満たさない金利スワップ取引を利用している。これらの取引は公正価額で連結貸借対照表に計上している。また、その公正価額の変動は、当期の損益として計上している。

(2) 金利スワップ取引

子会社の一部は金利変動のリスクを軽減するために金利スワップ取引を利用している。金利スワップ取引に係る支払利息および受取利息は相殺して支払利息に含めて計上している。契約相手は大規模な金融機関であり、信用リスクは小さいと考えている。

第64期末および第65期末における金利スワップ取引の想定元本はそれぞれ4,500百万円および2,500百万円である。

(3) 為替予約取引および通貨オプション取引

当社および子会社は為替予約取引および通貨オプション取引を為替変動(主に、米ドル、ユーロ)をヘッジするために継続的に実施している。これらの契約期間は概ね10カ月以内である。契約相手は大規模な金融機関であり、信用リスクは小さいと考えている。

第64期末および第65期末における為替予約取引等の残高(想定元本)は次のとおりである。

	第64期	第65期
将来の売上取引を対象として：		
為替予約取引	17,130百万円	16,328百万円
通貨オプション取引	10,445百万円	8,049百万円

上記の想定元本はデリバティブの取引規模を表しているが、実際の支払額及び受取額は、想定元本を基礎とした契約条件により決定される。

M　利害関係者取引

当社は平成12年８月に当時の代表取締役会長、代表取締役社長、執行役員専務、執行役員常務を含む当社の創業者一族の所有する会社と、新本社土地建物のオペレーティング・リース契約を締結した。リース契約は20年解約不能であり、リース料は月額106百万円、解約時に返還される保証金は2,600百万円である。当社は第65期に1,272百万円(第64期954百万円)のリース料を支払い、保証金の残高は第65期末2,600百万円(第64期末2,600百万円)である。

N　コミットメントおよび偶発債務

第65期末現在、京都に新設する研究所建物新築工事の発注契約に関連し、約6,170百万円の契約債務がある。

当社および一部の子会社は、いくつかの未解決訴訟の被告となっている。しかし、当社および当社の弁護人が現時点で入手しうる情報に基づくと、当社の取締役会はこれらの訴訟が連結財務諸表に重要な影響を与えることはないと確信している。

第65期末現在における保証債務は約1,912百万円(第64期末現在約2,144百万円)である。なお、これには、他６社との連帯保証によるものが約1,099百万円(第64期末現在約1,204百万円)含まれているが、第64期中に締結した７社間の取り決め書により、７社均等負担になっている。

○　セグメント情報

以下のセグメント情報は、連結財務諸表規則に基づいて作成している。

【事業の種類別セグメント情報】

第64期(自　平成12年４月１日　至　平成13年３月31日)

	インダストリアルオートメーションビジネス(百万円)	エレクトロニクスコンポーネンツビジネス(百万円)	ソーシアルシステムズビジネス(百万円)	ヘルスケアビジネス(百万円)	その他(百万円)	計(百万円)	消去または全社(百万円)	連結(百万円)
Ⅰ　売上高及び営業損益								
①　外部顧客に対する売上高	239,225	117,910	141,928	39,327	55,869	594,259	―	594,259
②　セグメント間の内部売上高	8,489	35,418	9,767	242	46,926	100,842	(100,842)	―
計	247,714	153,328	151,695	39,569	102,795	695,101	(100,842)	594,259
営業費用	215,197	135,213	145,305	39,009	103,432	638,156	(88,246)	549,910
営業利益	32,517	18,115	6,390	560	(637)	56,945	(12,596)	44,349
Ⅱ　資産、減価償却費及び資本的支出								
資産	156,602	111,799	123,818	25,415	62,812	480,446	112,698	593,144
減価償却費	8,519	13,120	5,859	1,485	3,234	32,217	―	32,217
資本的支出	11,524	13,947	6,614	2,222	3,239	37,546	―	37,546

(注)　1　各事業の主要な製品

(1) インダストリアルオートメーションビジネス
……リレー、センサ、スイッチ、プログラマブル・コントローラ、タイマ、視覚認識装置、基板検査装置等

(2) エレクトロニクスコンポーネンツビジネス
……リレー、スイッチ、車載電装部品、アミューズメント機器用部品・ユニット、コネクタ等

(3) ソーシアルシステムズビジネス
……現金自動預金支払機、自動改札機、電子式キャッシュレジスタ、交通管制システム、駐車場システム等

(4) ヘルスケアビジネス
……電子血圧計・電子体温計・体脂肪計・マッサージャ等

(5) その他
……周辺機器等のＯＡ用専用機器、パーソナル・コンピュータ等のオープンシステムおよび関連機器、サービス事業等

2　配賦不能営業費用は、当社の秘書室、監査室、経営戦略室、人事総務本部、理財本部、技術本部、広報・渉外室、法務・知的財産権本部、ＩＴ推進総括本部、生産総括本部、品質・環境本部等の費用であり、「消去または全社」の項目に含めた配賦不能営業費用は、15,776百万円である。

3　営業利益は、連結損益計算書における売上高から売上原価、販売費及び一般管理費ならびに試験研究開発費を控除したものである。

4　資産のうち、「消去または全社」の項目に含めた全社資産は139,880百万円であり、その主なものは、現金及び現金同等物、投資有価証券である。

5　減価償却費および資本的支出には長期前払費用とその償却額を含む。

(追加情報)　従来、エレクトロニクスコンポーネンツビジネスがセグメント間の内部売上としていた一部の製品または地域について、当連結会計年度より直接外部売上を行うことにしたため、エレクトロニクスコンポーネンツビジネスの外部顧客に対する売上高は34,656百万円増加し、インダストリアルオートメーションビジネスの外部顧客に対する売上高は同額減少している。また、エレクトロニクスコンポーネンツビジネスのセグメント間の内部売上高は27,017百万円減少している。

第65期(自　平成13年４月１日　至　平成14年３月31日)

	インダストリアルオートメーションビジネス(百万円)	エレクトロニクスコンポーネンツビジネス(百万円)	ソーシアルシステムズビジネス(百万円)	ヘルスケアビジネス(百万円)	その他(百万円)	計(百万円)	消去または全社(百万円)	連結(百万円)
Ⅰ　売上高及び営業損益								
①　外部顧客に対する売上高	186,984	128,193	124,627	40,617	53,543	533,964	―	533,964
②　セグメント間の内部売上高	6,426	19,701	8,990	218	47,323	82,658	(82,658)	―
計	193,410	147,894	133,617	40,835	100,866	616,622	(82,658)	533,964
営業費用	181,296	139,950	136,648	39,210	98,278	595,382	(65,639)	529,743
営業利益	12,114	7,944	(3,031)	1,625	2,588	21,240	(17,019)	4,221
Ⅱ　資産、減価償却費及び資本的支出								
資産	130,707	107,907	113,489	20,580	59,295	431,978	117,388	549,366
減価償却費	9,156	13,935	6,378	1,529	2,571	33,569	―	33,569
資本的支出	8,953	15,681	6,756	1,960	5,260	38,610	―	38,610

(注)　1　各事業の主要な製品

(1) インダストリアルオートメーションビジネス

……リレー、センサ、スイッチ、プログラマブル・コントローラ、タイマ、視覚認識装置、基板検査装置等

(2) エレクトロニクスコンポーネンツビジネス

……リレー、スイッチ、車載電装部品、アミューズメント機器用部品・ユニット、コネクタ等

(3) ソーシアルシステムズビジネス

……現金自動預金支払機、自動改札機、電子式キャッシュレジスタ、交通管制システム、駐車場システム等

(4) ヘルスケアビジネス

……電子血圧計・電子体温計・体脂肪計・マッサージャ等

(5) その他

……パソコン周辺機器、サービス事業等

2　配賦不能営業費用は、当社のグループ戦略室、グループ監査室、グループ法務・知財室、経営総務室、人事本部、理財本部、ＩＴ推進総括本部、品質・環境本部、技術本部等の費用であり、「消去または全社」の項目に含めた配賦不能営業費用は、15,817百万円である。なお、当連結会計年度中に経営組織の再編を行ったため、第64期と比較して、一部の組織の名称が変更されているが、配賦不能営業費用の範囲に変更は無い。

3　営業利益は、連結損益計算書における売上高から売上原価、販売費及び一般管理費ならびに試験研究開発費を控除したものである。

4　資産のうち、「消去または全社」の項目に含めた全社資産は149,524百万円であり、その主なものは、現金及び現金同等物、投資有価証券である。

5　減価償却費および資本的支出には長期前払費用とその償却額を含む。

(追加情報)　従来、エレクトロニクスコンポーネンツビジネスがセグメント間の内部売上としていた一部の製品または地域について、当連結会計年度より直接外部売上を行うことにしたため、エレクトロニクスコンポーネンツビジネスの外部顧客に対する売上高は15,495百万円増加、インダストリアルオートメーションビジネスの外部顧客に対する売上高は13,948百万円減少、その他の外部顧客に対する売上高は1,547百万円減少している。また、エレクトロニクスコンポーネンツビジネスのセグメント間の内部売上高は9,020百万円減少している。

【所在地別セグメント情報】

第64期(自　平成12年４月１日　至　平成13年３月31日)

	本国(百万円)	北米(百万円)	欧州(百万円)	アジア他(百万円)	計(百万円)	消去または全社(百万円)	連結(百万円)
Ⅰ　売上高							
①　外部顧客に対する売上高	423,825	64,373	61,038	45,023	594,259	―	594,259
②　セグメント間の内部売上高	79,677	681	631	23,606	104,595	(104,595)	―
計	503,502	65,054	61,669	68,629	698,854	(104,595)	594,259
Ⅱ　営業費用	455,405	61,323	57,765	64,114	638,607	(88,697)	549,910
営業利益	48,097	3,731	3,904	4,515	60,247	(15,898)	44,349
Ⅲ　資産	348,413	40,892	52,431	48,643	490,379	102,765	593,144

(注) 1　国または地域の区分は、地理的近接度による。
2　本国以外の区分に属する主な国または地域
(1) 北米…………米国・カナダ
(2) 欧州…………オランダ・英国・ドイツ・フランス・イタリア
(3) アジア他……シンガポール・中国・韓国・豪州
3　営業費用のうち、「消去または全社」の項目に含めた配賦不能営業費用は、15,776百万円であり、その主なものは、当社の秘書室、監査室、経営戦略室、人事総務本部、理財本部、技術本部、広報・渉外室、法務・知的財産権本部、ＩＴ推進総括本部、生産総括本部、品質・環境本部等の費用である。
4　営業利益は、連結損益計算書における売上高から売上原価、販売費及び一般管理費ならびに試験研究開発費を控除したものである。
5　資産のうち、「消去または全社」の項目に含めた全社資産は139,880百万円であり、その主なものは、現金及び現金同等物、投資有価証券である。

第65期(自　平成13年４月１日　至　平成14年３月31日)

	本国(百万円)	北米(百万円)	欧州(百万円)	アジア他(百万円)	計(百万円)	消去または全社(百万円)	連結(百万円)
Ⅰ　売上高							
①　外部顧客に対する売上高	357,868	65,559	65,305	45,232	533,964	―	533,964
②　セグメント間の内部売上高	67,774	512	478	26,002	94,766	(94,766)	―
計	425,642	66,071	65,783	71,234	628,730	(94,766)	533,964
Ⅱ　営業費用	409,664	63,092	63,868	69,802	606,426	(76,683)	529,743
営業利益	15,978	2,979	1,915	1,432	22,304	(18,083)	4,221
Ⅲ　資産	287,497	42,260	49,681	54,793	434,231	115,135	549,366

(注) 1　国または地域の区分は、地理的近接度による。
2　本国以外の区分に属する主な国または地域
(1) 北米…………米国・カナダ
(2) 欧州…………オランダ・英国・ドイツ・フランス・イタリア

(3) アジア他……シンガポール・中国・韓国・豪州

3 営業費用のうち、「消去または全社」の項目に含めた配賦不能営業費用は、15,817百万円であり、その主なものは、当社のグループ戦略室、グループ監査室、グループ法務・知財室、経営総務室、人事本部、理財本部、IT推進総括本部、品質・環境本部、技術本部等の費用である。なお、当連結会計年度中に経営組織の再編を行ったため、第64期と比較して、一部の組織の名称が変更されているが、配賦不能営業費用の範囲に変更は無い。

4 営業利益は、連結損益計算書における売上高から売上原価、販売費及び一般管理費ならびに試験研究開発費を控除したものである。

5 資産のうち、「消去または全社」の項目に含めた全社資産は149,524百万円であり、その主なものは、現金及び現金同等物、投資有価証券である。

【海外売上高】

第64期(自 平成12年4月1日 至 平成13年3月31日)

	北米	欧州	アジア他	計
Ⅰ 海外売上高(百万円)	64,960	62,442	54,886	182,288
Ⅱ 連結売上高(百万円)				594,259
Ⅲ 連結売上高に占める海外売上高の割合(%)	11.0	10.5	9.2	30.7

(注) 1 国または地域の区分は、地理的近接度による。

2 本国以外の区分に属する主な国または地域

(1) 北米…………米国・カナダ

(2) 欧州…………オランダ・英国・ドイツ・フランス・イタリア

(3) アジア他……シンガポール・中国・韓国・豪州

3 海外売上高は、当社および本国に所在する子会社の輸出売上高ならびに本国以外の国に所在する子会社の売上高(いずれも内部売上高を除く)の合計である。

第65期(自 平成13年4月1日 至 平成14年3月31日)

	北米	欧州	アジア他	計
Ⅰ 海外売上高(百万円)	67,068	67,026	55,016	189,110
Ⅱ 連結売上高(百万円)				533,964
Ⅲ 連結売上高に占める海外売上高の割合(%)	12.6	12.5	10.3	35.4

(注) 1 国または地域の区分は、地理的近接度による。

2 本国以外の区分に属する主な国または地域

(1) 北米…………米国・カナダ

(2) 欧州…………オランダ・英国・ドイツ・フランス・イタリア

(3) アジア他……シンガポール・中国・韓国・豪州

3 海外売上高は、当社および本国に所在する子会社の輸出売上高ならびに本国以外の国に所在する子会社の売上高(いずれも内部売上高を除く)の合計である。

P　重要な後発事象

第64期

該当事項なし。

第65期

平成14年５月８日、当社の取締役会は、定時株主総会の承認を条件として、自己株式の取得計画を決議した。当計画の実行は当社の任意であり、平成15年６月の定時株主総会開催日までの期間に、10,000百万円または5,000,000株の取得を上限としている。

平成14年５月29日、当社の取締役会は、30歳以上59歳未満、かつ、勤続10年以上の当社全従業員を対象に早期退職優遇制度の実施を決議した。対象の全従業員にとって、当制度への応募は完全に任意であり、募集期間は平成14年７月１日から平成14年８月30日までである。当制度に応募する従業員には、通常の退職給付に加え、年齢、勤続年数および年収に基づいて決定される退職加算金が支給される。当制度は任意応募であるため、当社は当該退職加算金を負債に計上していない。

⑥ 【連結附属明細表】

a 【社債明細表】

当該情報は連結財務諸表注記Ⅱ主な科目の内訳及び内容の説明Ｃ　短期借入金及び長期債務に記載している。

b 【借入金等明細表】

当該情報は連結財務諸表注記Ⅱ主な科目の内訳及び内容の説明Ｃ　短期借入金及び長期債務に記載している。

(2) 【その他】

平成13年６月８日付けで、アルゼ株式会社から当社およびオムロン岡山株式会社ならびにサンワテクノス株式会社の３社を共同被告として、当社およびオムロン岡山株式会社に対しては製造物責任法に基づき、またサンワテクノス株式会社に対しては民法上の契約責任に基づき、186億74百万円の損害賠償請求訴訟の提起を受けている。

有価証券報告書提出日現在までに、東京地方裁判所において審理係属中であるが、被告３社はアルゼ株式会社の主張を全面的に争い、請求の棄却を求めている。

2 【財務諸表等】

(1) 【財務諸表】

① 【貸借対照表】

		第64期 (平成13年3月31日)			第65期 (平成14年3月31日)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
(資産の部)							
Ⅰ 流動資産							
1 現金及び預金			15,839			15,963	
2 受取手形	※3 ※4 ※6		9,355			7,287	
3 売掛金	※4		93,986			69,809	
4 有価証券			23,527			—	
5 自己株式			3			—	
6 製品及び商品			19,012			13,100	
7 材料			7,381			4,736	
8 仕掛品			8,776			9,194	
9 貯蔵品			515			511	
10 前渡金			12			60	
11 前払費用			273			79	
12 短期貸付金	※4		12,872			17,700	
13 現先短期貸付金			12,691			16,799	
14 代理購買未収入金	※4		12,490			9,317	
15 繰延税金資産			4,753			4,522	
16 その他			2,603			2,486	
17 貸倒引当金			△267			△363	
流動資産合計			223,821	50.4		171,200	44.7
Ⅱ 固定資産							
(1) 有形固定資産	※1						
1 建物			26,034			25,458	
2 構築物			1,824			1,796	
3 機械及び装置			1,591			1,447	
4 車両運搬具			5			4	
5 工具器具及び備品			2,485			2,481	
6 土地	※7		41,025			24,443	
7 建設仮勘定			2,779			5,008	
有形固定資産合計			75,743	(17.0)		60,637	(15.8)
(2) 無形固定資産							
1 施設利用権			168			139	
2 ソフトウエア			3,554			6,163	
3 その他			292			280	
無形固定資産合計			4,014	(0.9)		6,582	(1.7)
(3) 投資その他の資産							
1 投資有価証券			54,775			41,811	
2 関係会社株式			53,284			55,269	
3 関係会社出資金			5,007			5,007	
4 長期貸付金			200			360	
5 従業員長期貸付金			15			7	
6 関係会社長期貸付金			2,634			4,876	
7 破産債権及びこれに準ずる債権			219			208	
8 長期前払費用			652			500	
9 施設借用保証金			7,305			7,005	
10 自己株式			1,212			—	
11 繰延税金資産			13,965			24,168	
12 再評価に係る繰延税金資産			—			6,964	
13 その他			4,398			4,263	
14 貸倒引当金			△3,044			△5,789	
投資その他の資産合計			140,622	(31.7)		144,649	(37.8)
固定資産合計			220,379	49.6		211,868	55.3
資産合計			444,200	100.0		383,068	100.0

		第64期（平成13年３月31日）			第65期（平成14年３月31日）		
区分	注記番号	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
（負債の部）							
Ⅰ　流動負債							
1　支払手形	※6		3, 105			1, 266	
2　買掛金	※4		56, 126			39, 386	
3　短期借入金			—			6, 850	
4　一年以内に返済予定の長期借入金			25, 350			138	
5　未払金	※4		6, 326			5, 589	
6　未払費用			10, 163			7, 921	
7　未払法人税等			9, 034			143	
8　未払消費税等			29			—	
9　前受金			732			1, 716	
10　預り金			6, 175			5, 948	
11　従業員預り金			496			507	
12　設備購入支払手形	※6		55			339	
13　その他			964			768	
流動負債合計			118, 555	(26. 7)		70, 571	(18. 4)
Ⅱ　固定負債							
1　転換社債			29, 735			29, 735	
2　長期借入金			138			11, 900	
3　退職給付引当金			42, 720			43, 911	
4　役員退職慰労引当金			823			741	
固定負債合計			73, 416	(16. 5)		86, 287	(22. 5)
負債合計			191, 971	43. 2		156, 858	40. 9
（資本の部）							
Ⅰ　資本金	※2		64, 082	(14. 4)		64, 082	(16. 7)
Ⅱ　資本準備金			88, 753	(20. 0)		88, 753	(23. 2)
Ⅲ　利益準備金			6, 510	(1. 5)		6, 683	(1. 7)
Ⅳ　再評価差額金	※7		—	—		△9, 618	(△2. 5)
Ⅴ　その他の剰余金	※5						
1　任意積立金							
(1) 配当積立金		3, 400			3, 400		
(2) 土地圧縮積立金		1, 485			1, 485		
(3) 買換資産圧縮積立金		271			560		
(4) 別途積立金		81, 000	86, 156		75, 500	80, 945	
2　当期未処分利益又は当期未処理損失（△）			341			△6, 788	
その他の剰余金合計			86, 497	(19. 5)		74, 157	(19. 4)
Ⅵ　その他有価証券評価差額金			6, 387	(1. 4)		4, 072	(1. 1)
Ⅶ　自己株式			—	—		△1, 919	(△0. 5)
資本合計			252, 229	56. 8		226, 210	59. 1
負債・資本合計			444, 200	100. 0		383, 068	100. 0

② 【損益計算書】

区分	注記番号	第64期 (自 平成12年4月1日 至 平成13年3月31日) 金額(百万円)		百分比(%)	第65期 (自 平成13年4月1日 至 平成14年3月31日) 金額(百万円)		百分比(%)
Ⅰ 売上高	※1 ※6		429,306	100.0		347,223	100.0
Ⅱ 売上原価							
1 製品・商品期首たな卸高		17,045			19,012		
2 当期製品製造原価		103,397			80,533		
3 当期商品仕入高	※6	203,990			157,076		
合計		324,432			256,621		
4 製品・商品期末たな卸高		19,012			13,100		
5 他勘定へ振替高	※2	22,978	282,442	65.8	12,301	231,220	66.6
売上総利益			146,864	34.2		116,003	33.4
Ⅲ 販売費及び一般管理費	※7 ※8		119,728	27.9		118,152	34.0
営業利益又は 営業損失(△)			27,136	6.3		△2,149	△0.6
Ⅳ 営業外収益							
1 受取利息	※6	307			186		
2 有価証券利息		52			9		
3 受取配当金	※6	2,487			3,192		
4 受取手数料	※6	567			616		
5 雑収入		1,943	5,356	1.3	1,425	5,428	1.6
Ⅴ 営業外費用							
1 支払利息		264			154		
2 社債利息		505			505		
3 売上割引		1,875			1,430		
4 貸倒引当金繰入額		554			778		
5 為替差損		574			1,710		
6 雑損失		600	4,372	1.0	888	5,465	1.6
経常利益又は 経常損失(△)			28,120	6.6		△2,186	△0.6

区分	注記番号	第64期 (自　平成12年４月１日 至　平成13年３月31日) 金額(百万円)		百分比(%)	第65期 (自　平成13年４月１日 至　平成14年３月31日) 金額(百万円)		百分比(%)
Ⅵ　特別利益							
1　固定資産売却益	※３	712			0		
2　投資有価証券売却益		3,579			1,623		
3　貸倒引当金戻入益		428			8		
4　その他特別利益		―	4,719	1.0	16	1,647	0.5
Ⅶ　特別損失							
1　固定資産売却及び除却損	※４	286			967		
2　投資有価証券売却損		2			546		
3　投資有価証券評価損		1,155			12,556		
4　関係会社株式評価損		580			202		
5　関係会社清算損		―			2,113		
6　事業拠点統廃合に係る損失	※５	2,312			―		
7　その他特別損失		542	4,877	1.1	107	16,491	4.8
税引前当期純利益又は税引前当期純損失(△)			27,962	6.5		△17,030	△4.9
法人税、住民税及び事業税		12,801			105		
法人税等調整額		△1,678	11,123	2.6	△8,295	△8,190	△2.4
当期純利益又は当期純損失(△)			16,839	3.9		△8,840	△2.5
前期繰越利益			3,674			3,665	
自己株式消却額			△18,338			―	
中間配当額			1,668			1,613	
中間配当に伴う利益準備金積立額			166			―	
当期未処分利益又は当期未処理損失(△)			341			△6,788	

製造原価明細書

区分	注記番号	第64期 (自 平成12年4月1日 至 平成13年3月31日) 金額(百万円)	構成比(%)	第65期 (自 平成13年4月1日 至 平成14年3月31日) 金額(百万円)	構成比(%)
I 材料費		65,903	56.3	49,942	51.9
II 労務費		13,411	11.5	12,558	13.1
III 経費	※1	37,692	32.2	33,664	35.0
当期製造費用		117,006	100.0	96,164	100.0
期首仕掛品たな卸高		9,096		8,776	
合計		126,102		104,940	
期末仕掛品たな卸高		8,776		9,194	
他勘定振替高	※2	13,929		15,213	
当期製品製造原価		103,397		80,533	

(注) ※1 「経費」の主な内訳は、次のとおりである。

項目	第64期(百万円)	第65期(百万円)
外注加工費	22,887	19,920
減価償却費	1,630	1,528

※2 「他勘定振替高」の内訳は、次のとおりである。

項目	第64期(百万円)	第65期(百万円)
関係会社への製品等の支給高	11,201	13,051
自社製造の有形固定資産への振替高	829	863
自社製造の有形固定資産の関係会社への支給高	1,519	1,110
その他	380	189
計	13,929	15,213

(原価計算の方法)

期中は総合原価計算(一部は個別原価計算)による予定原価で製品原価を計算し、期末に実際原価との差額について調整を行い期末評価額を実際原価に修正している。

③ 【利益処分計算書】

区分	注記番号	第64期 (平成13年6月26日) 金額(百万円)		第65期 (平成14年6月25日) 金額(百万円)	
Ⅰ 当期未処分利益又は当期未処理損失(△)			341		△6,788
Ⅱ 任意積立金取崩額					
1 買換資産圧縮積立金取崩額		12		48	
2 別途積立金取崩額		5,500	5,512	20,000	20,048
合計			5,853		13,260
Ⅲ 利益処分額					
1 利益準備金		172		—	
2 配当金		1,616		1,614	
3 役員賞与金		98		—	
(うち取締役賞与金)		(98)		(—)	
4 任意積立金					
(1) 買換資産圧縮積立金		302	2,188	—	1,614
Ⅳ 次期繰越利益			3,665		11,646

重要な会計方針

項目	第64期 (自 平成12年４月１日 至 平成13年３月31日)	第65期 (自 平成13年４月１日 至 平成14年３月31日)
1 資産の評価基準及び評価方法	(1) たな卸資産 先入先出法による原価法 (2) 有価証券 子会社株式及び関連会社株式 ……移動平均法による原価法 その他有価証券 時価のあるもの ……決算日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定) 時価のないもの ……移動平均法による原価法 (3) デリバティブ ……時価法	(1) たな卸資産 同左 (2) 有価証券 子会社株式及び関連会社株式 同左 その他有価証券 時価のあるもの 同左 時価のないもの 同左 (3) デリバティブ 同左
2 固定資産の減価償却の方法	(1) 有形固定資産 定率法を採用している。なお、主な耐用年数は以下のとおりである。 建物及び構築物　３～50年 機械装置及び車両運搬具　２～15年 (2) 無形固定資産 定額法を採用している。ソフトウエア(自社利用分)については社内における見込利用可能期間(５年)を採用している。 (3) 長期前払費用 法人税法に規定する期間にわたり、毎期均等償却している。	(1) 有形固定資産 同左 (2) 無形固定資産 同左 (3) 長期前払費用 同左
3 繰延資産の処理方法	試験研究費……支出時または発生時に全額費用としている。	同左
4 引当金の計上基準	(1) 貸倒引当金 一般債権については貸倒実績率法により、貸倒懸念債権および破産更正債権等については財務内容評価法により計上している。 (2) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務および年金資産の見込額に基づき計上している。 なお、会計基準変更時差異はない。 数理計算上の差異は、その発生時の従業員の平均残存勤務期間以内の一定の年数(15年)による定額法により翌事業年度から費用処理することとしている。	(1) 貸倒引当金 同左 (2) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務および年金資産の見込額に基づき計上している。 過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数(15年)による定額法により費用処理している。 数理計算上の差異は、その発生時の従業員の平均残存勤務期間以内の一定の年数(15年)による定額法により翌事業年度から費用処理することとしている。

項目	第64期 （自　平成12年４月１日 至　平成13年３月31日）	第65期 （自　平成13年４月１日 至　平成14年３月31日）
	(3) 役員退職慰労引当金 役員の退職慰労金の支出に備えるため、内規に基づく所要額を引当計上している。	(3) 役員退職慰労引当金 同左
5　外貨建の資産又は負債の本邦通貨への換算基準	外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は、損益として処理している。	同左
6　リース取引の処理方法	リース取引のうち所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっている。	同左
7　ヘッジ会計の方法	①　ヘッジ会計の方法 繰延ヘッジ処理を適用している。 ②　ヘッジ手段とヘッジ対象 ヘッジ手段：為替予約オプション　ヘッジ対象：外貨建予定取引 ③　ヘッジ方法 当社の社内管理規定に基づき、為替相場の変動リスクをヘッジしている。また、デリバティブ取引の事項および管理は理財本部長の責任権限の下、財務担当部門にて行い定期的に社長、監査役等に実施状況を報告している。 ④　ヘッジの有効性の評価の方法 予定取引の取引条件の予測可能性および実行可能性に基づき、ヘッジ対象としての適格性を検討することにより、有効性の評価を実施している。	①　ヘッジ会計の方法 同左 ②　ヘッジ手段とヘッジ対象 同左 ③　ヘッジ方法 同左 ④　ヘッジの有効性の評価の方法 同左
8　消費税等の会計処理	税抜方式による会計処理を行っている。	同左

追加情報

第64期 (自　平成12年4月1日 至　平成13年3月31日)	第65期 (自　平成13年4月1日 至　平成14年3月31日)
(金融商品会計) 当期より金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会　平成11年1月22日))を適用している。この結果、従来の方法によった場合と比較して、経常利益は7,087百万円増加し、税引前当期純利益は5,334百万円増加している。 また、期首時点で保有する有価証券の保有目的を検証しその他有価証券に含まれている債券のうち、1年内に満期の到来するものは流動資産の有価証券として、それら以外は投資有価証券として表示している。その結果、流動資産の有価証券は27,839百万円減少し、投資有価証券は同額増加している。	――
(外貨建取引等会計基準) 当期より改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会　平成11年10月22日))を適用している。この変更による損益への影響は軽微である。	――
(退職給付会計) 当期より退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会　平成10年6月16日))を適用している。この結果、数理計算上の差異を将来にわたって費用処理することとなったため、従来の方法によった場合と比較して、税引前当期純利益は8,374百万円増加しているが、営業利益および経常利益に与える影響は軽微である。 また、退職給与引当金は、退職給付引当金に含めて表示している。	――
――	(自己株式) 前期において資産の部に計上していた「自己株式」は財務諸表等規則の改正により当期末においては資本の部の末尾に表示している。

注記事項

（貸借対照表関係）

第64期 （平成13年３月31日）	第65期 （平成14年３月31日）
※１　有形固定資産減価償却累計額　52,898百万円	※１　有形固定資産減価償却累計額　53,546百万円
※２　授権株式数　487,000千株 発行済株式数　249,109千株 定款の定めにより、株式の消却が行われた場合には、会社が発行する株式について、これに相当する株式数を減ずることとなっている。なお、利益による自己株式の消却を行ったことにより、当期中に8,000千株減少している。	※２　授権株式数　487,000千株 発行済株式数　249,109千株 定款の定めにより、株式の消却が行われた場合には、会社が発行する株式について、これに相当する株式数を減ずることとなっている。
※３　偶発債務 ①受取手形割引高　1百万円 ②債務保証	※３　偶発債務 ①受取手形割引高　0百万円 ②債務保証

第64期（平成13年３月31日）

1　関係会社の銀行借入金等に対する保証

主な被保証先	債務保証残高（百万円）	うち外貨建
OMRON FINANCE CANADA, INC.	708	9,000千CAN$
OMRON KOREA CO., LTD.	150	1,600百万W
OMRON AUTOMOTIVE ELECTRONICS KOREA CO., LTD	418	1,900百万W
OMRON HEALTHCARE, INC.	2	—
OMRON ELETRONICA DO BRAZIL LTDA.	8	142千B. REAL
OMRON MANAGEMENT CENTER OF AMERICA, INC.	14	110千US$
㈱柳電社	800	—
㈱ヒューマンルネッサンスコーポレーション	923	—
その他国内関係会社	3	—
小計	3,026	

2　従業員の銀行借入（住宅ローン等）に対する保証

主な被保証先	債務保証残高（百万円）	うち外貨建
従業員	160	—
小計	160	

3　その他の銀行借入金に対する保証

主な被保証先	債務保証残高（百万円）	うち外貨建
㈱京都環境保全公社	1,204　※	—
㈱エフエム京都	777	—
小計	1,981	
合計	5,167	

（注）※　当社を含めた７社による連帯保証であり、その全額を記載しているが、７社間の取り決め書により、７社均等負担になっている。

第65期（平成14年３月31日）

1　関係会社の銀行借入金等に対する保証

主な被保証先	債務保証残高（百万円）	うち外貨建
OMRON KOREA CO., LTD.	96	950百万W
OMRON AUTOMOTIVE ELECTRONICS KOREA CO., LTD	120	—
OMRON HEALTHCARE, INC.	12	—
OMRON ELETRONICA DO BRAZIL LTDA.	8	135千B. REAL
OMRON MANAGEMENT CENTER OF AMERICA, INC.	253	1,902千US$
㈱柳電社	600	—
その他国内関係会社	1	—
小計	1,090	

2　従業員の銀行借入（住宅ローン等）に対する保証

主な被保証先	債務保証残高（百万円）	うち外貨建
従業員	109	—
小計	109	

3　その他の銀行借入金に対する保証

主な被保証先	債務保証残高（百万円）	うち外貨建
㈱京都環境保全公社	1,099　※	—
㈱エフエム京都	703	—
小計	1,802	
合計	3,001	

（注）※　当社を含めた７社による連帯保証であり、その全額を記載しているが、７社間の取り決め書により、７社均等負担になっている。

第64期 (平成13年3月31日)	第65期 (平成14年3月31日)
※4　関係会社に係る注記 区分掲記されたもの以外で各科目に含まれている関係会社に対するものは次のとおりである。 受取手形　1,563百万円 売掛金　30,853 短期貸付金　12,872 代理購買未収入金　12,385 買掛金　35,720 未払金　879	※4　関係会社に係る注記 区分掲記されたもの以外で各科目に含まれている関係会社に対するものは次のとおりである。 受取手形　805百万円 売掛金　20,048 短期貸付金　17,700 代理購買未収入金　9,193 買掛金　28,408 未払金　466
※5　「その他の剰余金」のうち、1,212百万円については、当該金額がストックオプション制度により取得した自己株式の合計額であるため、商法第290条第1項第5号の規定により、配当に充当することが制限されている。	――
※6　期末日満期手形の会計処理については、手形交換日をもって決済処理している。 なお、当事業年度の末日は金融機関の休日であったため、次の満期手形が期末残高に含まれている。 受取手形　576百万円 支払手形および設備購入支払手形　614	※6　期末日満期手形の会計処理については、手形交換日をもって決済処理している。 なお、当事業年度の末日は金融機関の休日であったため、次の満期手形が期末残高に含まれている。 受取手形　727百万円 支払手形および設備購入支払手形　246
――	※7　土地の再評価 「土地の再評価に関する法律」(平成10年3月31日公布法律第34号)および「土地の再評価に関する法律の一部を改正する法律」(平成13年6月29日公布法律第94号)に基づき事業用土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」として資産の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上している。 同法律第3条第3項に定める再評価の方法 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める地方税法(昭和25年法律第226号)第341条第10号の土地課税台帳に登録されている価格に合理的な調整を行なって算出する方法、および第5号に定める不動産鑑定士による鑑定評価を行う方法によっている。 再評価を行なった年月日　平成14年3月31日 当該事業用土地の再評価前の帳簿価額　41,025百万円 当該事業用土地の再評価後の帳簿価額　24,443百万円

(損益計算書関係)

第64期 (自　平成12年4月1日 至　平成13年3月31日)	第65期 (自　平成13年4月1日 至　平成14年3月31日)
※1　当社の売上品目の中には、同一品種の製品及び商品があり、その区分が困難なため売上高には商品売上高を含めている。	※1　同左
※2　製品及び商品の有形固定資産等への振替高及び関係会社への支給高である。	※2　同左
※3　固定資産売却益　712百万円 主な内訳は、土地712百万円である。	――
※4　固定資産売却損　9百万円 主な内訳は、建物4百万円である。 固定資産除却損　277百万円 主な内訳 建物　127 構築物　4 機械及び装置　58 工具器具及び備品　88	※4　固定資産売却損　0百万円 固定資産除却損　967百万円 主な内訳 建物　234 構築物　7 機械及び装置　61 工具器具及び備品　107 建設仮勘定　488
※5　事業拠点統廃合に係る損失の内訳は次のとおりである。 原状回復費用及び移転作業、その他諸経費　1,508百万円 建物除却損　675 構築物除却損　21 機械及び装置除却損　12 工具器具及び備品除却損　96	――
※6　関係会社との取引に係るもの 関係会社との取引に係るものが次のとおり含まれている。 売上高　104,585百万円 商品仕入高　186,414 受取利息　205 受取配当金　2,040 受取手数料　447	※6　関係会社との取引に係るもの 関係会社との取引に係るものが次のとおり含まれている。 売上高　79,706百万円 商品仕入高　145,896 受取利息　160 受取配当金　2,867 受取手数料　503
※7　販売費に属する費用のおおよその割合は42%であり、一般管理費に属する費用のおおよその割合は58%である。 主要な費目及び金額は次のとおりである。 運賃　5,664百万円 手数料　12,777 給与及び賞与手当　28,427 減価償却費　2,032 退職給付引当金繰入額　3,026 研究開発費　41,244	※7　販売費に属する費用のおおよその割合は43%であり、一般管理費に属する費用のおおよその割合は57%である。 主要な費目及び金額は次のとおりである。 運賃　5,102百万円 手数料　13,589 給与及び賞与手当　27,560 減価償却費　2,743 退職給付引当金繰入額　3,762 研究開発費　40,160
※8　一般管理費および当期製造費用に含まれる研究開発費は、41,244百万円である。	※8　一般管理費および当期製造費用に含まれる研究開発費は、40,160百万円である。

(リース取引関係)＜借主側＞

第64期（自　平成12年４月１日　至　平成13年３月31日）

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
機械及び装置	13,662	8,900	4,762
工具器具及び備品	11,141	7,093	4,048
その他	5,554	3,382	2,172
合計	30,357	19,375	10,982

(2) 未経過リース料期末残高相当額

1年内	8,004百万円
1年超	11,775
合計	19,779

(3) 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	8,510百万円
減価償却費相当額	7,853
支払利息相当額	378

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とした定率法による減価償却費相当額に、残存価額が零となるよう９分の10を乗じて算定している。

(5) 利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっている。

2　オペレーティング・リース取引

未経過リース料

1年内	1,908百万円
1年超	27,958
合計	29,866

第65期（自　平成13年４月１日　至　平成14年３月31日）

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
機械及び装置	12,341	7,926	4,415
工具器具及び備品	9,893	6,263	3,630
その他	5,047	3,500	1,547
合計	27,281	17,689	9,592

(2) 未経過リース料期末残高相当額

1年内	6,053百万円
1年超	7,729
合計	13,782

(3) 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	9,500百万円
減価償却費相当額	7,185
支払利息相当額	1,000

(4) 減価償却費相当額の算定方法

同左

(5) 利息相当額の算定方法

同左

2　オペレーティング・リース取引

未経過リース料

1年内	1,908百万円
1年超	26,051
合計	27,959

(有価証券関係)

前事業年度(自平成12年４月１日　至平成13年３月31日)および当事業年度(自平成13年４月１日　至平成14年３月31日)における子会社株式および関連会社株式で時価のあるものはない。

（税効果会計関係）

第64期 （平成13年３月31日）	第65期 （平成14年３月31日）
1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 繰延税金資産 貸倒引当金　1,339百万円 たな卸資産　977百万円 未払賞与　1,869百万円 未払事業税　795百万円 退職給付引当金　15,842百万円 投資有価証券　1,419百万円 その他　2,682百万円 繰延税金資産合計　24,923百万円 繰延税金負債 固定資産圧縮積立金　1,465百万円 その他有価証券評価差額金　4,625百万円 その他　115百万円 繰延税金負債合計　6,205百万円 繰延税金資産の純額　18,718百万円	1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 繰延税金資産 貸倒引当金　2,417百万円 たな卸資産　2,162百万円 未払賞与　1,451百万円 退職給付引当金　16,645百万円 投資有価証券　4,480百万円 繰越欠損金　3,268百万円 その他　2,812百万円 繰延税金資産合計　33,235百万円 繰延税金負債 固定資産圧縮積立金　1,430百万円 その他有価証券評価差額金　2,949百万円 その他　166百万円 繰延税金負債合計　4,545百万円 繰延税金資産の純額　28,690百万円
2　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳 法定実効税率　42.0% （調整） 受取配当金　△3.4% 交際費　1.1% その他　0.1% 税効果会計適用後の法人税等の負担率　39.8%	2　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳 法定実効税率　42.0% （調整） 受取配当金　5.2% 交際費　△1.3% 海外子会社からの受取配当金に係る外国税額控除　1.7% その他　0.5% 税効果会計適用後の法人税等の負担率　48.1%

（１株当たり情報）

項目	第64期 （自　平成12年４月１日 至　平成13年３月31日）	第65期 （自　平成13年４月１日 至　平成14年３月31日）
１株当たり純資産額	1,012円53銭	911円14銭
１株当たり当期純利益金額又は純損失金額（△）	65円91銭	△35円59銭
潜在株式調整後１株当たり当期純利益金額	64円57銭	１株当たり当期純損失であるため記載していない。

（注）１株当たりの情報の計算については、当期より自己株式数を控除して算出している。

（重要な後発事象）

第64期 （自　平成12年４月１日 至　平成13年３月31日）	第65期 （自　平成13年４月１日 至　平成14年３月31日）
――――――――――	早期退職優遇制度 平成14年５月29日の取締役会において、次の早期退職優遇制度の実施を決議した。 (1) 対象者：勤続10年以上、かつ30歳以上59歳未満 (2) 募集期間：平成14年７月１日から平成14年８月30日まで (3) 退職加算金：55歳で年収の2.5倍とし、段階的に設定

④ 【附属明細表】

【有価証券明細表】

【株式】

銘柄			株式数(株)	貸借対照表計上額(百万円)
投資有価証券	その他有価証券	㈱三菱東京フィナンシャル・グループ	8,524	6,751
		トヨタ自動車㈱	1,618,007	5,906
		㈱村田製作所	437,685	3,729
		㈱京都銀行	5,192,291	2,337
		ティーディーケイ㈱	309,217	2,124
		㈱三井住友銀行	3,430,282	1,818
		㈱リコー	660,099	1,591
		ウシオ電機㈱	670,000	1,106
		㈱サイバード	1,800	990
		三洋電機㈱	1,439,515	859
		㈱マキタ	922,205	793
		その他 214銘柄	39,736,763	13,807
計			54,426,388	41,811

【有形固定資産等明細表】

資産の種類	前期末残高(百万円)	当期増加額(百万円)	当期減少額(百万円)	当期末残高(百万円)	当期末減価償却累計額又は償却累計額(百万円)	当期償却額(百万円)	差引当期末残高(百万円)
有形固定資産							
建物	58,314	1,830	1,365	58,779	33,321	2,148	25,458
構築物	5,480	209	65	5,624	3,828	229	1,796
機械及び装置	7,196	287	335	7,148	5,701	343	1,447
車両運搬具	42	1	8	35	31	2	4
工具器具及び備品	13,805	745	1,404	13,146	10,665	628	2,481
土地 ※1	41,025	—	16,582	24,443	—	—	24,443
建設仮勘定	2,779	6,031	3,802	5,008	—	—	5,008
有形固定資産計	128,641	9,103	23,561	114,183	53,546	3,350	60,637
無形固定資産							
施設利用権	929	40	53	916	777	55	139
ソフトウェア	10,052	4,192	99	14,145	7,982	1,530	6,163
その他	372	11	11	372	92	21	280
無形固定資産計	11,353	4,243	163	15,433	8,851	1,606	6,582
長期前払費用	1,547	194	219	1,522	1,022	172	500
繰延資産							
—	—	—	—	—	—	—	—
繰延資産計	—	—	—	—	—	—	—

(注) ※1 土地の当期減少額は、「土地の再評価に関する法律」(平成10年度3月31日公布法律第34号)の適用による事業用土地の再評価に伴うものである。

【資本金等明細表】

区分		前期末残高	当期増加額	当期減少額	当期末残高
資本金(百万円)		64,082	—	—	64,082
資本金のうち既発行株式	普通株式 *1 (株)	(249,109,236)	(—)	(—)	(249,109,236)
	普通株式 (百万円)	64,082	—	—	64,082
	計 (株)	(249,109,236)	(—)	(—)	(249,109,236)
	計 (百万円)	64,082	—	—	64,082
資本準備金及びその他の資本剰余金	株式払込剰余金 (百万円)	88,690	—	—	88,690
	合併差益 (百万円)	63	—	—	63
	計 (百万円)	88,753	—	—	88,753
利益準備金及び任意積立金	利益準備金 *2 (百万円)	6,510	172	—	6,682
	任意積立金 (百万円)				
	(1) 配当積立金 (百万円)	3,400	—	—	3,400
	(2) 土地圧縮積立金 (百万円)	1,485	—	—	1,485
	(3) 買換資産圧縮積立金 *2 (百万円)	271	289	—	560
	(4) 別途積立金*3 (百万円)	81,000	—	5,500	75,500
	計 (百万円)	92,666	461	5,500	87,627

(注) 1 当期末における自己株式数は、836,289株である。
2 当期増加額は、前期決算の利益処分に伴う積立によるものである。
3 当期減少額は、前期決算の利益処分によるものである。

【引当金明細表】

区分	前期末残高(百万円)	当期増加額(百万円)	当期減少額(目的使用)(百万円)	当期減少額(その他)(百万円)	当期末残高(百万円)
貸倒引当金(流動)	267	96	—	—	363
貸倒引当金(固定)	3,044	2,891	138	8	5,789
役員退職慰労引当金	823	75	157	—	741

(注) 貸倒引当金の当期減少額のその他は、個別判定による引当対象債権の回収による取崩額である。

(2) 【主な資産及び負債の内容】

当事業年度末(平成14年３月31日現在)における主な資産及び負債の内容は次のとおりである。

① 現金及び預金

区分	金額(百万円)
現金	439
預金の種類	
当座預金	83
普通預金	9,236
通知預金	179
別段預金	20
定期預金	6,006
小計	15,524
合計	15,963

② 受取手形

相手先別内訳

相手先	金額(百万円)
ＮＥＣインフロンティア東北㈱	489
ピップトウキョウ㈱	479
㈱タイトー	323
日本信号㈱	314
イオン㈱	233
森川産業㈱	221
その他	5,228
計	7,287

決済期日別内訳

期日	金額(百万円)
平成14年４月	2,926
５月	1,745
６月	1,493
７月	1,020
８月	98
９月以降	5
計	7,287

③　売掛金

相手先別内訳

相手先	金額(百万円)
OMRON EUROPE B.V.	7,776
OMRON ELECTRONICS, LLC.	2,944
京浜急行電鉄㈱	2,887
三菱自動車工業㈱	1,898
㈱日立製作所	1,729
その他	52,575
計	69,809

売掛金の回転率及び滞留期間

項目	算式	比率
売掛金回転率(回)	$\frac{\text{当期売上高}}{(\text{期首売掛金残高}+\text{期末売掛金残高})\div 2}$	4.41回
売掛金滞留期間(日)	$\frac{365}{\text{売掛金回転率}}$	82.8日

（注）　消費税については、税抜方式による会計処理を行っているが、上記当期売上高には消費税が含まれている。

④　たな卸資産

部門名	製品及び商品(百万円)	材料(百万円)	仕掛品(百万円)	貯蔵品(百万円)	合計(百万円)
インダストリアルオートメーションビジネス	3,495	2,179	2,396	320	8,390
エレクトロニクスコンポーネンツビジネス	2,080	557	1,592	83	4,312
ソーシアルシステムズビジネス	4,225	1,682	5,114	32	11,053
ヘルスケアビジネス	2,260	―	―	16	2,276
その他	1,040	318	92	60	1,510
計	13,100	4,736	9,194	511	27,541

⑤　関係会社株式

相手先	金額(百万円)
OMRON MANAGEMENT CENTER OF AMERICA, INC.	18,763
OMRON EUROPE B.V.	11,555
オムロンアルファテック㈱	5,941
オムロンエンタープライズ㈱	3,622
OMRON ASIAPACIFIC PTE. LTD.	3,453
その他　56社	11,935
計	55,269

⑥ 支払手形(設備購入分を含む)

相手先別内訳

相手先	金額(百万円)
清水建設㈱	290
鐘通㈱	157
㈱サンエテック	85
㈱大阪広業社	63
大昌エンジニアリング㈱	59
その他	951
計	1,605

期日別内訳

期日	金額(百万円)
平成14年４月	584
５月	307
６月	610
７月	104
８月以降	―
計	1,605

⑦ 買掛金

相手先別内訳

相手先	金額(百万円)
オムロン一宮㈱	2,606
オムロンソフトウェア㈱	2,593
オムロン飯田㈱	2,510
オムロンフィールドエンジニアリング㈱	2,386
オムロンゼネラルサービス㈱	1,732
その他	27,559
計	39,386

⑧　転換社債

銘柄	発行年月日	発行総額（百万円）	償還額	未償還残高（百万円）	発行価格	利率(%)	担保	償還期限
							種類目的物及び順位	
第３回無担保転換社債（※１）	平成元年６月22日	30,000	—	29,735	100円につき100円	年1.7	なし	平成16年９月30日

（注）※１　転換社債の条件は次のとおりである。

銘柄	転換価格	発行すべき株式の内容	転換請求期間
第３回無担保転換社債	一株当たり2,965円60銭	普通株式	平成元年８月１日から平成16年９月29日まで

⑨　長期借入金

借入先	金額(百万円)
日本生命保険相互会社	3,200
株式会社東京三菱銀行	2,950
株式会社三井住友銀行	1,300
明治生命保険相互会社	1,150
第一生命保険相互会社	1,000
その他	2,438
計	12,038

⑩　退職給付引当金

項目	金額(百万円)
退職給付債務	145,806
年金資産	△78,804
未認識数理計算上の差異	△25,262
未認識過去勤務債務	2,171
計	43,911

(3) 【その他】

平成13年６月８日付けで、アルゼ株式会社から当社およびオムロン岡山株式会社ならびにサンワテクノス株式会社の３社を共同被告として、当社およびオムロン岡山株式会社に対しては製造物責任法に基づき、またサンワテクノス株式会社に対しては民法上の契約責任に基づき、186億74百万円の損害賠償請求訴訟の提起を受けている。

有価証券報告書提出日現在までに、東京地方裁判所において審理係属中であるが、被告３社はアルゼ株式会社の主張を全面的に争い、請求の棄却を求めている。

第６　【提出会社の株式事務の概要】

決算期	３月31日
定時株主総会	６月中
株主名簿閉鎖の期間	なし
基準日	３月31日
株券の種類	10,000株券、1,000株券、500株券、100株券及び100株未満の株数を表示する株券
中間配当基準日	９月30日
１単元の株式数	1,000株
株式の名義書換え	
取扱場所	東京都千代田区永田町二丁目11番１号　三菱信託銀行株式会社
代理人	東京都千代田区永田町二丁目11番１号　三菱信託銀行株式会社
取次所	三菱信託銀行株式会社　全国各支店
名義書換手数料	無料
新券交付手数料	１株につき250円
単元未満株式の買取り	
取扱場所	東京都千代田区永田町二丁目11番１号　三菱信託銀行株式会社
代理人	東京都千代田区永田町二丁目11番１号　三菱信託銀行株式会社
取次所	三菱信託銀行株式会社　証券代行部および全国各支店
買取手数料	１単元株当たりの買取手数料を以下の算式により算定し、これを買い取った単元未満株式の数で按分した金額とする。 （算式）　１株当たりの買取り価格に１単元の株式数を乗じた合計金額が 50万円以下の金額の場合　1.40% 50万円を超え70万円以下の金額の場合　1.10%＋ 1,500円 70万円を超え100万円以下の金額の場合　0.90%＋ 2,900円 100万円を超え300万円以下の金額の場合　0.85%＋ 3,400円 300万円を超え500万円以下の金額の場合　0.80%＋ 4,900円 500万円を超え1,000万円以下の金額の場合　0.68%＋10,900円 （円位未満の端数を生じた場合には切り捨てる。） ただし、１単元当たりの算定金額が5,000円に満たない場合には、5,000円とする。
公告掲載新聞名	日本経済新聞、京都市で発行する京都新聞
株主に対する特典	なし

第７　【提出会社の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に、次の書類を提出している。

(1)	有価証券報告書 及びその添付書類	事業年度 (第64期)	自　平成12年４月１日 至　平成13年３月31日	平成13年６月27日 関東財務局長に提出
(2)	半期報告書	(第65期中)	自　平成13年４月１日 至　平成13年９月30日	平成13年11月29日 関東財務局長に提出
(3)	自己株券買付 状況報告書			平成13年７月３日 平成13年９月26日 平成13年12月26日 及び　平成14年３月26日 関東財務局長に提出

第二部 【提出会社の保証会社等の情報】

該当事項なし。

監　査　報　告　書

平成13年６月26日

オムロン株式会社
取締役社長　立　石　義　雄　殿

監査法人　トーマツ

代表社員 関与社員	公認会計士	鳥　養　信　二
関与社員	公認会計士	森　田　祐　司

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているオムロン株式会社の平成12年４月１日から平成13年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結包括利益計算書、連結株主持分計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この監査に当たり当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準(連結財務諸表注記Ⅰ参照)に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号)附則第２項の定めるところに準拠しているものと認められた。なお、同注記Ⅰに記載のとおり、セグメント情報については、米国財務会計基準審議会基準書第131号にかえて、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号)第15条の２に準拠して作成されている。よって、当監査法人は、上記の連結財務諸表がオムロン株式会社及び連結子会社の平成13年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、当社(有価証券報告書提出会社)が提出した有価証券報告書に綴り込まれた前連結会計年度の監査報告書に記載された事項を電子化したものである。

監 査 報 告 書

平成14年6月25日

オムロン株式会社

取締役社長　立　石　義　雄　殿

監査法人　トーマツ

代表社員 関与社員	公認会計士	吉　川　郁　夫
代表社員 関与社員	公認会計士	鳥　養　信　二
関与社員	公認会計士	森　田　祐　司

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているオムロン株式会社の平成13年４月１日から平成14年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結包括損益計算書、連結株主持分計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この監査に当たり当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準(連結財務諸表注記Ｉ参照)に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号)附則第２項の定めるところに準拠しているものと認められた。なお、同注記Ｉに記載のとおり、セグメント情報については、米国財務会計基準審議会基準書第131号にかえて、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号)第15条の２に準拠して作成されている。よって、当監査法人は、上記の連結財務諸表がオムロン株式会社及び連結子会社の平成14年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(有価証券報告書提出会社)が別途保管している。

監　査　報　告　書

平成13年６月26日

オムロン株式会社

取締役社長　立　石　義　雄　殿

監査法人　トーマツ

代表社員 関与社員	公認会計士	鳥　養　信　二
関与社員	公認会計士	森　田　祐　司

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているオムロン株式会社の平成12年４月１日から平成13年３月31日までの第64期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この監査に当たり当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号）の定めるところに準拠しているものと認められた。よって、当監査法人は、上記の財務諸表がオムロン株式会社の平成13年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）　会社は、当事業年度より追加情報に記載のとおり、退職給付に係る会計基準、金融商品に係る会計基準及び改訂後の外貨建取引等会計処理基準が適用されることとなるため、これらの会計基準により財務諸表を作成している。

以　上

※　上記は、当社（有価証券報告書提出会社）が提出した有価証券報告書に綴り込まれた前事業年度の監査報告書に記載された事項を電子化したものである。

監　査　報　告　書

平成14年６月25日

オムロン株式会社
取締役社長　立　石　義　雄　殿

監査法人　トーマツ

代表社員 関与社員	公認会計士	吉　川　郁　夫
代表社員 関与社員	公認会計士	鳥　養　信　二
関与社員	公認会計士	森　田　祐　司

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているオムロン株式会社の平成13年４月１日から平成14年３月31日までの第65期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この監査に当たり当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号）の定めるところに準拠しているものと認められた。よって、当監査法人は、上記の財務諸表がオムロン株式会社の平成14年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管している。

Consolidated Financial Statements for the Fiscal Year Ended March 31, 2003

May 8, 2003

These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in the United States ("U.S. GAAP") except for Segment Information.

Omron Corporation
Shiokoji Horikawa, Shimogyo-ku,
Kyoto 600-8350, Japan
http://www.omron.com

Representative: Yoshio Tateisi
Representative Director and
Chief Executive Officer
Contact: Hiroshi Kondo
General Manager, Corporate Planning Division,
Financial and Accounting Department
Telephone: +81-75-344-7070

Board of Directors meeting: May 8, 2003
U.S. accounting standards used: Yes
Stock exchange listings: Tokyo, Osaka, Nagoya
Code number: 6654

03 JUL 1 AM 7:21

1. Results for Fiscal 2002 (April 1, 2002-March 31, 2003)

(1) Sales and Income

Note: All amounts in these financial statements and the attachments thereto are rounded to the nearest million yen.

	Net sales (¥ million)	Year-on-year change (%)	Operating income (¥ million)	Year-on-year change (%)	Income (loss) before income taxes (¥ million)	Year-on-year change (%)
Fiscal 2002	535,073	0.2	32,313	665.5	4,732	—
Fiscal 2001	533,964	(10.1)	4,221	(90.5)	(25,373)	—

	Net income (loss) (¥ million)	Year-on-year change (%)	Earnings (loss) per share (basic) (¥)	Earnings per share (diluted) (¥)	Return on equity (%)	Income (loss) before income taxes /total assets (%)	Income (loss) before income taxes /net sales (%)
Fiscal 2002	511	—	2.07	—	0.2	0.8	0.9
Fiscal 2001	(15,773)	—	(63.50)	—	(5.1)	(4.4)	(4.8)

Notes: 1. Equity in earnings of affiliates: -¥59 million (Fiscal 2001: ¥75 million)
2. Average number of shares outstanding (consolidated): 247,336,015 shares (Fiscal 2001: 248,401,803 shares)
3. Changes in accounting methods: No
4. Year-on-year change for net sales, operating income, income (loss) before income taxes and net income (loss) is based on the previous fiscal year.

(2) Financial Position

	Total assets (¥ million)	Shareholders' equity (¥ million)	Shareholders' equity/total assets (%)	Shareholders' equity per share (¥)
Fiscal 2002	567,399	251,610	44.3	1,036.01
Fiscal 2001	549,366	298,234	54.3	1,201.23

Note: Number of shares outstanding at end of period (consolidated): 242,864,183 shares (Fiscal 2001: 248,272,947 shares)

(3) Cash Flows

	Net cash provided by operating activities (¥ million)	Net cash used in investing activities (¥ million)	Net cash used in financing activities (¥ million)	Cash and cash equivalents at end of period (¥ million)
Fiscal 2002	41,854	(30,633)	(1,996)	79,919
Fiscal 2001	33,687	(40,121)	(12,056)	70,779

(4) Scope of consolidation and application of the equity method
Consolidated subsidiaries: 132 companies
Unconsolidated subsidiaries accounted for by the equity method: None
Affiliated companies accounted for by the equity method: 10 companies

(5) Changes in scope of consolidation and application of the equity method:
Consolidation: (New) 9 companies (Eliminated) 10 companies
Equity method: (New) 2 companies (Eliminated) 5 companies

2. Projected Results for Fiscal 2003 (April 1, 2003-March 31, 2004)

	Net sales (¥ million)	Income (loss) before income taxes (¥ million)	Net income (loss) (¥ million)
6 months ending 9/03	259,000	12,000	4,000
Fiscal 2003	560,000	38,000	19,000

Reference: Estimated earnings per share (fiscal 2003): ¥78.23

Note: Please see pages 8-9 of the attached materials regarding the above projected results.

May 8, 2003
Omron Corporation

Summary of Results for Fiscal 2002 (April 1, 2002 – March 31, 2003)

1. Consolidated results

(Millions of yen, %)

	Year ended March 31, 2003	Year ended March 31, 2002	Year-on-year change (%)
Net sales	535,073	533,964	100%
Income (loss) before income taxes [% of net sales]	4,732 [0.9%]	(25,373) [-4.8%]	— [+5.7]
Net income (loss)	511	(15,773)	—
Earnings (loss) per share (basic) (¥) (Note 3)	2.07	(65.04) (63.50)	+67.11 +65.57

Notes:
1. The financial statements are prepared in accordance with U.S. GAAP.
2. Includes 132 consolidated subsidiaries and 10 affiliated companies accounted for by the equity method.
3. The top figure in "Earnings (loss) per share (basic)" was calculated using income or loss before cumulative effect of accounting changes.
4. In the fiscal year ended March 2003, ¥18,968 million in personnel expenses in connection with an early retirement program are stated in "Other expenses."

2. Non-consolidated results

(Millions of yen, %)

	Year ended March 31, 2003	Year ended March 31, 2002	Year-on-year change (%)
Net sales	350,459	347,223	101%
Ordinary income (loss) [% of net sales]	6,815 [1.9%]	(2,186) [-0.6%]	— [+2.5]
Net income (loss)	(10,291)	(8,840)	—
Earnings (loss) per share (¥)	(41.61)	(35.59)	(6.02)
Cash dividends per share (¥)	5.00 (interim) 10.00 (fiscal year)	6.50 (interim) 13.00 (fiscal year)	(1.50) (3.00)

Note: In the fiscal year ended March 2003, the following business structure reform expenses are stated in "Extraordinary loss."
Personnel expenses in connection with an early retirement program ¥11,569 million
Loss in connection with business restructuring ¥1,827 million

(Attachment)

1. The Omron Group

The Omron Group consists of Omron Corporation and 132 consolidated subsidiaries (45 in Japan, 87 overseas) and 10 affiliates (7 in Japan, 3 overseas). Under the internal company system used by Omron Corporation, business activities are carried out by the Industrial Automation Business, Electronic Components Business, Social Systems Business, Healthcare Business and Others (Creative Service Business, etc.).

The following chart shows the position of the main companies that make up the Omron Group.



Customers
Marketing / Maintenance (Japan)
Industrial Automation
OMRON Two Four Service Co., Ltd.
Social Systems
OMRON Field Engineering Co., Ltd.
Marketing / Maintenance (Overseas)
Industrial Automation
OMRON Electronics Llc. (U.S.A.)
OMRON Canada Inc. (Canada)
OMRON Electronics S.A. (Spain)
OMRON Electronics S.r.l. (Italy)
OMRON Electronics Ltd. (U.K.)
OMRON Electronics Asia Ltd. (Hong Kong)
OMRON Taiwan Electronics Inc. (Taiwan)
OMRON Trading (Shanghai) Co., Ltd. (China)
Electronic Components
OMRON Electronic Components Europe B.V. (The Netherlands)
OMRON Electronic Components Pte. Ltd. (Singapore)
OMRON Electronic Components Co., Ltd. (Thailand)
Social Systems
OMRON Transaction Systems, Inc. (U.S.A.)
OMRON Business Systems Singapore (Pte.) Ltd. (Singapore)
Healthcare
OMRON Healthcare, Inc. (U.S.A.)
OMRON Healthcare Europe B.V. (The Netherlands)
OMRON Healthcare Singapore Pte. Ltd. (Singapore)
OMRON Industry & Trade (Dalian) Co., Ltd. (China)
Omron Corporation
Industrial Automation
Electronic Components
Social Systems
Healthcare
Manufacturing / Research and Development (Japan)
Industrial Automation
OMRON Okayama Co., Ltd.
OMRON Izumo Co., Ltd.
OMRON Takeo Co., Ltd.
OMRON Aso Co., Ltd.
Electronic Components
OMRON Iida Co., Ltd.
OMRON Ichinomiya Co., Ltd.
OMRON Kurayoshi Co., Ltd.
OMRON Sanyo Co., Ltd.
OMRON Kumamoto Co., Ltd.
Social Systems
OMRON Nohgata Co., Ltd.
OMRON Software Co., Ltd.
Healthcare
OMRON Matsusaka Co., Ltd.
OMRON Institute of Life Science Co., Ltd.
Manufacturing / Research and Development (Overseas)
Industrial Automation
OMRON Manufacturing of America, Inc. (U.S.A.)
OMRON Manufacturing of The Netherlands B.V. (The Netherlands)
OTE Engineering Inc. (Taiwan)
OMRON (Shanghai) Co., Ltd. (China)
Electronic Components
OMRON Automotive Electronics, Inc. (U.S.A.)
OMRON Dualtec Automotive Electronics Inc. (Canada)
OMRON Malaysia Sdn. Bhd. (Malaysia)
P.T. OMRON Manufacturing of Indonesia (Indonesia)
Shanghai OMRON Control Components Co., Ltd. (China)
OMRON Electronic Components (Shenzhen) Ltd. (China)
Social Systems
OMRON Mechatronics of The Philippines Corp. (Philippines)
Healthcare
OMRON Dalian Co., Ltd. (China)

Note: The Social Systems Solutions and Service Business Company and the Advanced Module Business Company are included in the Social Systems Business.

(Attachment)

2. Management Policies

(1) Basic Management Policy

In the year ended March 31, 2002, Omron began implementing "Grand Design 2010" (GD2010), a vision that sets the basic policies for management of the Omron Group for the 10 years ending in 2010. In accordance with these basic policies, Omron has set the management objective of maximizing corporate value over the long term based on the Company's mission of contributing to the advancement of society, with the aim of becoming a 21st century company.

In the first phase of GD2010, in order to meet the challenge of global competition, we have the following three midterm targets, which we intend to achieve by March 2005: (1) achieve ROE of 10% as the baseline for becoming a company that creates corporate value on a global basis; (2) promote independent operation of each business, including spin-offs into separate companies, to maximize the strength of individual businesses; and (3) further raise our globally recognized management transparency with a view toward listing stock on overseas exchanges, including the New York Stock Exchange.

(2) Basic Policy for Distribution of Profits

Omron views the distribution of profits to shareholders as one of the most important tasks of its dividend policy. Omron intends to carefully consider consolidated fiscal year results in executing its dividend policy, which is based on providing stable and continuous dividends. Over the medium to long term, Omron also intends to systematically repurchase and retire Company stock using retained earnings while securing the internal capital resources required for future business expansion and to deal with future changes in the business environment.

(3) Policies on Lowering Stock Trading unit

Taking into account the present level of Omron's stock price and the minimum investment amount, Omron has established a fundamental policy of lowering the stock trading unit to make investing in Omron stock easier for shareholders, and thus increase the liquidity of the Company's stock and the number of shareholders. Based on this fundamental policy, Omron has decided to lower the minimum stock trading unit from 1,000 to 100 shares during fiscal 2003.

(4) Targets for Management Indicators

In the aforementioned GD2010, Omron has set return on equity (ROE) as a management indicator, and aims to achieve ROE of 10% by the year ending March 2005 through growth in earnings.

(5) Long-Term Management Strategies

To ensure achievement of the midterm targets established in GD2010, Omron will continue the policy of "Maximization of Business Strength" set in fiscal 2002 as its policy for the current fiscal year. During the first half, the Company will emphasize the policy of "Accomplishing Group Productivity Structural Reforms (VIC21)" carried over from fiscal 2002. "From Structural Reform to Creation" is a sub-division of the policy for the fiscal year that Omron will undertake in the second half to maintain and strengthen its earnings base and progressively prepare the foundation for growth.

Omron expects to successfully complete VIC21 by September 2003, and has the following objectives: (1) reducing group-wide fixed and variable costs by ¥30 billion; (2) increasing the overseas production and procurement ratios by 50%; and (3) eliminating unprofitable and low-profit businesses.

(6) Issues Facing the Company

A volatile international situation has increased the sense of upredictability in the economy. As a result, Omron does not see significant potential in the next fiscal year for market recovery and sales expansion in its core businesses of control systems equipment used in plant and equipment investment in manufacturing industries and electronic components used in manufacturing electronic and electrical equipment. Omron continues to place top priority on raising Group productivity based on a fundamental commitment to management that emphasizes optimum efficiency in the use of management resources. The Company's objective is to strengthen its risk management and steadily create an operating structure conducive to growth and profitability.

Omron intends to increase its share of overseas markets through strong gains in marketing and manufacturing operations in China that will contribute to the Company's cost competitiveness and ability to accommodate changes in demand.

The Company is also deploying its strengths in sensing and control technology to enhance core businesses and develop new products and businesses. This will help to create the basis for future growth.

(7) Fundamental Corporate Governance Stance and Policies

Omron is aware that in a rapidly changing business environment, establishing a management structure that responds swiftly to the speed of changes, global standardization of management, and ensuring management transparency and fairness are essential measures for strengthening corporate governance.

(Attachment)

Omron has always been proactive in separating responsibility for management and execution. The Company also continues to make its corporate governance effective by separating the auditing system from the Board of Directors. At present, Omron has one outside director on the Board and two statutory auditors from outside the company, which represents half of the Company's auditors. Omron also intends to increase the number of outside directors. In the important area of business execution, Omron has an Executive Committee that is relatively small but effective as a deliberative council, and its beneficial effect on operating supervision will become more apparent. The Personnel Advisory Committee, chaired by an outside director, has been operating under the auspices of the Board of Directors, and Omron has also created a Compensation Advisory Committee to strengthen internal controls. Moving to further strengthen compliance throughout the Group during fiscal 2003, Omron has created the Compliance & Risk management Committee under the direct control of the Board of Directors. This committee audits and confirms awareness and implementation of compliance within Omron's business execution system.

Omron is committed to swift disclosure, and in fiscal 2003 will implement measures including quarterly reporting. The Company will also enhance its web site and energetically engage in investor relations as part of its commitment to swift, accurate disclosure.

The activities discussed above are contributing to Omron's drive to further improve and strengthen corporate governance.

(Attachment)

3. Results of Operations and Financial Condition

(a) Results of Operations

(1) Overview of the Fiscal Year

① General Overview

Summarizing economic conditions for the fiscal year ended March 31, 2003, during the first half the U.S. economy, which had been the growth engine of the global economy, drew support from continued firm consumer spending and housing investment. Inventory adjustment progressed in IT-related industries. The economies of Japan, Asia and Europe showed signs of recovery. However, the collapse of several large corporations in the United States negatively impacted the operating environment and consumption, which contributed to widespread concerns about a slowdown in the future. During the second half the situation in Iraq became more volatile, adding to economic uncertainty as oil prices rose and stock prices continued to decline. The problem of disposing of nonperforming loans continued to hamper Japan's economy, which sapped the power of consumer spending, capital expenditures and other mechanisms to expand domestic demand and heightened concerns about the future.

In this environment, sales of the Industrial Automation Business and the Electronic Components Business, Omron's core businesses, as well as the Healthcare Business, drew strength from a recovery in production and steady consumption. In particular, efforts to strengthen operations in the important Chinese market supported substantial growth. Challenging conditions persisted in the Social Systems Business (which includes the Social Systems Solutions and Service Business Company and the Advanced Module Business Company). Capital investment remained restrained, reflecting a severe business environment in financial markets and constrained investment by public entities. In the Others segment, tighter competition in the market for photo-sticker machines in the Business Development Group, coupled with the effect of the IT slump, resulted in challenging conditions. Overall, consolidated net sales for the fiscal year increased 0.2 percent to ¥535,073 million from ¥533,964 million for the previous fiscal year.

In income categories, sales of the core Industrial Automation Business and the Electronic Components Business increased, and improvements in Group productivity under the VIC21 structural reform program resulted in continued cost reductions. As a result, operating income improved substantially, increasing 665.5 percent to ¥32,313 million from ¥4,221 million for the previous fiscal year. Omron recorded non-operating expenses including retirement payments associated with the implementation of an early retirement program as part of the structural reform measures, a loss associated with the sale and disposal of idle assets, and loss on sale and impairment of investment securities. In addition, the imposition of new taxation standards increased the tax burden. Despite these factors, Omron returned to profitability for the fiscal year. Net income before income taxes totaled ¥4,732 million, compared to a net loss before income taxes of ¥25,373 million for the previous fiscal year. Net income totaled ¥511 million, compared to a net loss of ¥15,773 million for the previous fiscal year.

② Segment Information

Because of divisional restructuring among companies, prior-year results for net sales of internal companies have been recalculated in order to show a more realistic comparison.

• Industrial Automation Business

Despite overall declines in capital investment in all types of control devices, machinery and equipment, sales in greater China and Southeast Asia increased. By industry, sales in the semiconductor and flat-panel display (FPD) industries recovered moderately, and sales to the automotive and food industries were firm. Among applications, sales related to equipment safety and advanced automation of inspection increased.

In the domestic market, although investment in production equipment remained restrained, overall sales increased marginally year-on-year. Omron strengthened its strategic activities in the semiconductor, FPD, automotive and food industries. Moreover, efforts to provide solutions that promote the use of IT among manufacturers supported a significant increase in sales of devices used for safety, information sensing equipment, displacement sensors, visual sensors, motion control devices and other products.

Overseas, sales in North America increased strongly, centered on sensing equipment. Sales in Europe were flat due to the influence of restrained investment in the electronics and electrical equipment industries. Sales in greater China and Southeast Asia increased strongly, supported by factors including direct marketing, efforts to strengthen sales channels and heightened emphasis on social infrastructure projects.

As a result, net sales of this segment increased 10.0 percent over the previous year to ¥202,518 million.

• Electronic Components Business

In the domestic market, the deflationary trend was a primary factor in reduced consumer spending and capital investment, but sales were firm overall. In particular, there was a rapid increase in sales of backlights for cellular phones and integrated circuit (IC) coin systems for the amusement industry, both of which were introduced in the previous fiscal year. Sales of automotive electronic components also rose, supported by increased exports of

automobiles and the shift to the use of electronic components in automobile parts. In consumer and commerce components, exports of relays and switches for consumer appliances remained firm. In addition, Omron strengthened marketing of electronic components for mobile devices, and launched a new flash for cellular phone cameras.

As a result, net sales of this segment increased 5.3 percent over the previous fiscal year to ¥138,845 million.

• Social Systems Business

Sales in the electronic funds transfer system business decreased sharply because the delayed recovery in performance among financial institutions, the first signs of weaker results in the consumer credit industry, and other factors heightened restraint in investment.

In the public transportation systems sector, sales increased substantially due to the implementation of a major ticketing machine project in the Kanto region that had been deferred from the previous fiscal year.

In the traffic control and road information systems sector, despite large-scale demand in certain areas, sales decreased because of restrained public investment.

As a result, net sales of this segment decreased 8.9 percent compared with the previous fiscal year to ¥116,652 million.

• Healthcare Business

In the domestic market, concerns about employment and a decrease in disposable income led to continued consumer frugality. Despite increasingly selective consumption, overall consumption recovered nominally. In this environment, Omron made progress in retail support and strengthened efforts to stimulate and expand real demand. Moves to streamline and raise the efficiency of product distribution helped Omron maintain sales at about the same level as in the previous fiscal year.

Overseas, firm consumer spending in the United States and the rapid expansion of the Chinese market supported solid growth. In the United States, Omron moved to increase sales growth by strengthening relationships with large retail chains and focused on creating an efficient management structure. The Company also expanded the number of sales bases in China and enhanced user support to raise customer satisfaction. In Europe, Omron made progress in optimizing its network of sales agents. In Asia, Omron strengthened its activities in growing markets including Australia and Taiwan. These activities supported firm sales of core blood pressure monitors in each market, and overseas sales increased year-on-year.

As a result, net sales of this segment increased 4.2 percent over the previous fiscal year to ¥42,331 million.

• Others

The Creative Service Business increased sales of outsourcing services, primarily business services for corporate administrative operations. However, headquarters rated each business in conducting an assessment as part of the Group structural reform program. With the objective of increasing Group productivity, specialized services were re-oriented to an in-company focus, and the Creative Service Business was discontinued as a company in March 2003.

The Business Development Group is responsible for exploring and nurturing new businesses, as well as developing and strengthening businesses that are not formally internal companies. New businesses include a container volume monitoring system for the machine-to-machine field and a vehicle anti-theft system, which are now on the market. The Business Development Group will assess additional market opportunities in these sectors.

As a result, sales in the Others segment decreased 29.5 percent compared to the previous fiscal year to ¥34,727 million. The decrease reflects the exclusion of subsidiary Omron Alphatech Corporation from the scope of consolidation in the second half of the fiscal year.

③ Distribution of Profits

Following the basic policy for shareholder dividends described earlier, taking into account results for the fiscal year under review and the previous fiscal year, Omron will pay cash dividends for the fiscal year ended March 31, 2003 totaling ¥10.00. This consists of an interim cash dividend of ¥5.00 per share and a year-end cash dividend of ¥5.00 per share.

(Attachment)

(2) Outlook for the Fiscal Year Ending March 31, 2004

① General Outlook

Looking ahead at the economic environment, the outlook for the U.S. economy is clouded by the continuing unsettled international situation. Consequently, decreases in capital investment and consumer spending are heightening concerns about the future outlook, and the risk of recession remains. These conditions are expected to have a ripple effect on the economies of Europe and Asia. In Japan, deflation is exerting stronger downward pressure on corporate earnings, and difficult employment conditions will cause consumers to remain frugal. A recovery in capital investment is not imminent, and there are concerns that exports, which have been supporting the Japanese economy, may taper off. Stagnation is likely to continue.

In this challenging environment, a significant rebound in sales during the current fiscal year resulting from market recovery cannot be expected for Omron, as its main businesses are control systems in fields where manufacturers are curtailing investment and electronic components used in the manufacture of consumer electronic and electrical equipment. The Company will continue working for a recovery in results by focusing on completion of structural reforms through VIC21.

Omron projects an increase in profits for the current fiscal year due to several factors. New product offerings in core business areas should support sales growth, and Omron expects the volume of business in China to increase. Demand is expected to increase in response to new ticketing machines, and expenses should decrease as a result of structural reform. However, Omron intends to incur expenses from investing in future growth and strengthening its businesses. The Company therefore projects net sales of ¥560,000 million, operating income of ¥43,000 million, income before income taxes of ¥38,000 million, and net income of ¥19,000 million. Omron projects that ROE will recover to 7.5 percent, and expects exchanges rates of US$1 = ¥120 and 1 euro = ¥125.

② Outlook by Business Segment

The Automotive Electronic Components Business, which had been included in the Electronic Components Business, will be reported as a separate segment as of April 2003.

• Industrial Automation Business

Net sales are projected to increase 5 percent. While weakness in capital investment is projected to continue, Omron will secure sales in Japan by implementing and strengthening a domestic sales agent system. Overseas sales volume is projected to increase, particularly in China.

• Electronic Components Business

Net sales are projected to increase 12 percent. Restrained capital investment and consumption is projected to result in flat sales of consumer and commerce components. However, sales of backlights for cellular phones and IC coins for the amusement industry are expected to increase. Omron projects sales growth in China as well.

• Automotive Electronic Components Business

Net sales are projected to increase 7 percent. While unit sales of automobiles are projected to decrease, sales should draw support from the continuing shift to electronic components in automobile parts and firm demand for Omron products in Japan and overseas.

• Social Systems Business

Net sales are projected to increase 7 percent. The unfavorable operating environment characterized by restrained investment among financial and public institutions is not projected to change, but replacement demand for new ticketing machines is expected to support results.

• Healthcare Business

Net sales are projected to increase 3 percent. Improved consumer sentiment is expected to support domestic sales, primarily of chairs with a built-in massager. Overseas, sales in China are projected to expand significantly.

• Others

Net sales are projected to decrease 25 percent. The Business Development Group projects that the photo-sticker machine boom is subsiding and that other companies will enter the market, intensifying competition. Moreover, the Creative Service Business has been discontinued as a separate company and re-oriented to internal services.

③ Distribution of Profits

Following the basic policy for shareholder dividends described earlier, taking into account the effectiveness of structural reform in improving performance and the need for internal capital resources to create a solid earnings base,

(Attachment)

Omron expects to pay cash dividends for the fiscal year ended March 31, 2004 totaling ¥13.00. This will consist of an interim cash dividend of ¥6.50 per share and a year-end cash dividend of ¥6.50 per share.

(b) Financial Condition

(1) Financial Condition for the Year Ended March 31, 2003

While net income for the fiscal year ended March 31, 2003 was at a low level of ¥511 million, net cash provided by operating activities totaled ¥41,854 million. Primary factors included retirement payments during the past fiscal year in connection with the implementation of an early retirement program as part of the structural reform measures. Operating income totaled ¥32,312 million, and non-cash charges including losses on idle assets and securities did not reduce cash flow. Moreover, taxable income had decreased in the previous fiscal year, which reduced income tax payments during the fiscal year under review.

In investing activities, the Company curtailed capital expenditures and purchases of investment securities. In addition, the sale of idle assets and certain businesses and subsidiaries generated cash. As a result, net cash used in investing activities totaled ¥30,633 million.

Net cash used in financing activities totaled ¥1,996 million. Borrowings from financial institutions increased to fund outlays for structural reform and the construction of the Keihanna Innovation Center, and the Company repurchased shares.

As a result, cash and cash equivalents at the end of the fiscal year increased ¥9,140 million to ¥79,919 million.

(2) Outlook for the Year Ending March 31, 2004

During the year to March 31, 2004, Omron projects an increase in expenses in connection with investments in future growth and business reinforcement. However, the projected increase in operating income, coupled with the absence of the retirement payments of the fiscal year ended March 31, 2003, indicates that net cash provided by operating activities will increase.

In investing activities, Omron projects an increase in capital expenditures to strengthen its businesses, including the construction of the Keihanna Innovation Center.

In financing activities, while monitoring financial conditions, Omron will work to secure an efficient level of capital throughout the Omron Group while continuing to flexibly borrow and repay funds. In addition, Omron intends to systematically deploy retained earnings to repurchase shares.

(3) Cash Flow Indicators and Trends

(Years ended March 31)

	1999	2000	2001	2002	2003
Shareholders' equity ratio (%)	55.3	58.0	55.0	54.3	44.3
Shareholders' equity ratio on market value basis (%)	65.5	129.4	88.6	86.8	81.1
Debt repayment period (years)	2.9	1.2	1.3	1.7	1.7
Interest coverage ratio (times)	12.1	30.3	28.8	26.7	29.2

Notes:

Shareholders equity ratio: Shareholders' equity/Total assets
Shareholders' equity ratio on market value basis: Total market value of stock/Total assets
Debt repayment period: Interest-bearing liabilities/Net cash provided by operations
Interest coverage ratio: Net cash provided by operations/Interest expense

1. All indicators are calculated on a consolidated basis.
2. Total market value of stock is calculated by multiplying the total number of shares outstanding at the end of the period (excluding treasury stock) by the closing share price at the end of the period.
3. Net cash provided by operations is as reported in the consolidated statement of cash flows. Interest-bearing liabilities are liabilities stated on the consolidated balance sheets on which interest is paid. Interest expense is as stated in the notes to the consolidated statements of cash flows.

Projections of results and future developments are based on information available to the Company at the present time, as well as certain assumptions judged by the Company to be reasonable. Various factors could cause actual results to differ materially from these projections. Major factors influencing Omron's actual results include, but are not limited to, (i) the economic conditions surrounding the Company's businesses in Japan and overseas, (ii) demand trends for the Company's products and services, (iii) the ability of the Omron Group to develop new technologies and new products, (iv) majors changes in the fund-raising environment, (v) tie-ups or cooperative relationships with other companies, and (vi) movements in currency exchange rates and stock markets.

(Attachment)

4. Consolidated Financial Statements

Consolidated Statements of Operations

(Millions of yen)

	Year ended March 31, 2003		Year ended March 31, 2002		Increase (decrease)
Net sales	535,073	100.0%	533,964	100.0%	1,109
Cost of sales	327,413	61.2	353,429	66.2	(26,016)
Gross profit	207,660	38.8	180,535	33.8	27,125
Selling, general and administrative expenses	135,112	25.3	134,907	25.3	205
Research and development	40,235	7.5	41,407	7.7	(1,172)
Operating income	32,313	6.0	4,221	0.8	28,092
Interest expenses, net	348	0.1	223	0.0	125
Foreign exchange loss, net	575	0.1	1,506	0.3	(931)
Other expenses, net	26,658	4.9	27,865	5.3	(1,207)
Income (loss) before income taxes and minority interests and cumulative effect of accounting change	4,732	0.9	(25,373)	(4.8)	30,105
Income taxes:	3,936	0.7	(9,348)	(1.8)	13,284
Current	7,851		6,783		1,068
Deferred	(3,915)		(16,131)		12,216
Minority interests	285	0.1	132	0.0	153
Income (loss) before cumulative effect of accounting change	511	0.1	(16,157)	(3.0)	16,668
Cumulative effect of accounting change (after consideration of tax effect)	—	—	384	0.0	(384)
Net income (loss)	511	0.1	(15,773)	(3.0)	16,284

(Attachment)

Consolidated Balance Sheets

(Millions of yen)

	As of March 31, 2003		As of March 31, 2002		Increase (decrease)
ASSETS					
Current Assets:	295,113	52.0%	277,498	50.5%	17,615
Cash and cash equivalents	79,919		70,779		9,140
Notes and accounts receivable - trade	113,595		114,906		(1,311)
Allowance for doubtful receivables	(3,484)		(2,755)		(729)
Inventories	75,466		74,617		829
Deferred income taxes	20,139		13,001		7,138
Other current assets	9,498		6,950		2,548
Property, Plant and Equipment:	149,045	26.3	152,294	27.7	(3,249)
Land	46,094		46,979		(885)
Buildings	99,455		108,547		(9,092)
Machinery and equipment	137,710		133,672		4,038
Construction in progress	11,313		8,642		2,671
Accumulated depreciation	(145,527)		(145,546)		19
Investments and Other Assets:	123,241	21.7	119,574	21.8	3,667
Investments in and advances to associates	1,187		785		402
Investment securities	30,861		43,431		(12,570)
Leasehold deposits	9,173		10,653		(1,480)
Deferred income taxes	64,305		43,901		20,404
Other	17,715		20,804		(3,089)
Total Assets	567,399	100.0%	549,366	100.0%	18,033

(Attachment)

(Millions of yen)

	As of March 31, 2003		As of March 31, 2002		Increase (decrease)
LIABILITIES					
Current Liabilities:	151,577	26.7%	129,445	23.6%	22,132
Bank loans	18,948		14,723		4,225
Notes and accounts payable - trade	67,773		60,000		7,773
Accrued expenses	24,394		22,748		1,646
Income taxes payable	4,095		3,832		263
Deferred income taxes	643		315		328
Other current liabilities	23,727		26,635		(2,908)
Current portion of long-term debt	11,997		1,192		10,805
Long-Term Debt	40,315	7.1	42,796	7.8	(2,481)
Deferred Income Taxes	643	0.1	436	0.1	207
Termination and Retirement Benefits	120,730	21.3	75,367	13.7	45,363
Other Long-Term Liabilities	52	0.1	291	0.0	(239)
Minority Interests in Subsidiaries	2,472	0.4	2,797	0.5	(325)
Total Liabilities	315,789	55.7	251,132	45.7	64,657
SHAREHOLDERS' EQUITY					
Common stock	64,082	11.3	64,082	11.7	—
Additional paid-in capital	98,705	17.4	98,705	18.0	—
Legal reserve	7,619	1.3	7,660	1.4	(41)
Retained earnings	153,134	27.0	155,069	28.2	(1,935)
Accumulated other comprehensive loss	(59,909)	(10.6)	(25,363)	(4.6)	(34,546)
Foreign currency translation adjustments	(9,407)		(7,402)		(2,005)
Minimum pension liability adjustments	(48,708)		(21,224)		(27,484)
Net unrealized gain (loss) on securities	(1,716)		3,331		(5,047)
Net unrealized loss on derivatives	(78)		(68)		(10)
Treasury stock	(12,021)	(2.1)	(1,919)	(0.4)	(10,102)
Total Shareholders' Equity	251,610	44.3	298,234	54.3	(46,624)
Total Liabilities and Shareholders' Equity	567,399	100.0%	549,366	100.0%	18,033

(Attachment)

Consolidated Statements of Shareholders' Equity

(Millions of yen)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, March 31, 2001	64,082	98,705	7,652	174,077	(17,346)	(1,212)
Loss before cumulative effect of accounting change				(16,157)		
Cumulative effect of accounting change				384	(412)	
Cash dividends				(3,227)		
Transfer to legal reserve			8	(8)		
Foreign currency translation adjustments					6,310	
Minimum pension liability adjustments					(13,973)	
Unrealized loss on available-for-sale securities					(286)	
Unrealized gain on derivatives					344	
Acquisition of treasury stock						(725)
Exercise of stock options						18
Balance, March 31, 2002	64,082	98,705	7,660	155,069	(25,363)	(1,919)
Net income				511		
Cash dividends				(2,455)		
Drawdown on legal reserve			(41)	41		
Foreign currency translation adjustments					(2,005)	
Minimum pension liability adjustments					(27,484)	
Unrealized loss on securities					(5,047)	
Unrealized loss on derivatives					(10)	
Acquisition of treasury stock						(10,218)
Disposal of treasury stock				(32)		116
Balance, March 31, 2003	64,082	98,705	7,619	153,134	(59,909)	(12,021)

(Attachment)

Consolidated Statements of Cash Flows

(Millions of yen)

	Year ended March 31, 2003	Year ended March 31, 2002	Increase (decrease)
Operating Activities:			
Net income (loss)	511	(15,773)	16,284
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	29,676	33,569	
Net loss on sales and disposals of property, plant and equipment	11	1,314	
Loss on impairment of property, plant and equipment	4,231	6,815	
Net loss (gain) on sales of short-term investments and investment securities	1,221	(1,008)	
Loss on impairment of investment securities and other assets	2,269	17,199	
Bad debt expenses	465	520	
Termination and retirement benefits	(1,087)	2,616	
Deferred income taxes	(3,915)	(16,131)	
Minority interests	285	132	
Net gain on sale of business	(1,550)	—	
Cumulative effect of accounting change	—	(384)	
Changes in assets and liabilities:			
Notes and accounts receivable - trade, net	1,363	19,402	
Inventories	(1,918)	17,403	
Other assets	214	2,279	
Notes and accounts payable - trade	9,770	(22,291)	
Income taxes payable	232	(10,992)	
Accrued expenses and other	130	(1,082)	
Other, net	(54)	99	
Total adjustments	41,343	49,460	(8,117)
Net cash provided by operating activities	41,854	33,687	8,167
Investing Activities:			
Proceeds from sales or maturities of short-term investments and investment securities	1,388	3,111	(1,723)
Purchase of short-term investments and investment securities	(739)	(6,181)	5,422
Capital expenditures	(34,454)	(38,896)	4,442
Decrease in leasehold deposits	592	506	86
Proceeds from sales of property, plant and equipment	1,641	1,450	191
Acquisition of minority interests	(101)	(111)	10
Proceeds from sale of business	1,450	—	1,450
Payment for acquisition of business	(410)	—	(410)
Net cash used in investing activities	(30,633)	(40,121)	9,488
Financing Activities:			
Net borrowings of short-term bank loans	2,909	5,786	(2,877)
Proceeds from issuance of long-term debt	10,358	13,102	(2,744)
Repayments of long-term debt	(1,960)	(26,970)	25,010
Dividends paid by parent company	(2,855)	(3,230)	375
Dividends paid to minority interests	(230)	(37)	(193)
Treasury stock	(10,218)	(725)	(9,493)
Exercise of stock options	—	18	(18)
Net cash used in financing activities	(1,996)	(12,056)	10,060
Effect of exchange rate changes on cash and cash equivalents	(85)	3,648	(3,733)
Net increase (decrease) in cash and cash equivalents	9,140	(14,842)	23,982
Cash and cash equivalents at beginning of the year	70,779	85,621	(14,842)
Cash and cash equivalents at end of the year	79,919	70,779	9,140

Notes to cash flows from operating activities:			
Interest paid	1,431	1,264	167
Taxes paid	7,588	17,748	(10,160)
Notes to investing and financing activities not involving cash flow:			
Debt related to capital expenditures	1,320	1,516	(196)
Fair value of equity in minority interests acquired through distribution of treasury stock	84	—	84

(Attachment)

Preparation of the Consolidated Financial Statements

1. Scope of Consolidation and Application of the Equity Method

① Number of consolidated subsidiaries and companies accounted for by the equity method

	Year ended March 31, 2003	Year ended March 31, 2002	Increase (decrease)
Consolidated subsidiaries	132	133	(1)
Unconsolidated subsidiaries accounted for by the equity method	—	—	—
Affiliates accounted for by the equity method	10	13	(3)
Total	142	146	(4)

② Names of principal subsidiaries and affiliates

Consolidated subsidiaries: OMRON Kumamoto CO., LTD., OMRON Europe B.V.

Affiliates accounted for by the equity method: Ryudensha Co., Ltd.

③ Changes in scope of consolidation and application of the equity method:

Consolidated subsidiaries

(New) 9 companies (FA Techno Corporation and eight others)

(Eliminated) 10 companies

Affiliates accounted for by the equity method:

(New) 2 companies

(Eliminated) 5 companies

2. Comprehensive Income

Comprehensive income (loss) in addition to other comprehensive income (loss) in net income is as follows.

Year ended March 31, 2003:	(¥34,035 million)
Year ended March 31, 2002:	(¥23,790 million)

Other comprehensive income (loss) includes changes in foreign currency translation adjustments, minimum pension liability adjustments, unrealized gain on available-for-sale securities and unrealized loss on derivatives.

3. Major Components of Other Expenses, Net

The major components of "Other expenses (income), net" are as follows:

		(Millions of yen)
Year ended March 31, 2003	Personnel expenses in connection with an early retirement program	¥18,968
	Loss on impairment of investment securities and other assets	2,269
	Loss on impairment of property, plant and equipment	4,231
Year ended March 31, 2002	Loss on impairment of investment securities and other assets	¥17,199
	Loss on impairment of property, plant and equipment	6,815

(Attachment)

5. Segment Information

1. Business Segment Information

Fiscal 2002 (April 1, 2002-March 31, 2003) (Millions of yen)

	Industrial Automation Business	Electronic Components Business	Social Systems Business	Healthcare Business	Other	Total	Eliminations & Corporate	Consolidated
Net sales:								
(1) Sales to outside customers	202,518	138,845	116,652	42,331	34,727	535,073	—	535,073
(2) Intersegment sales and transfers	5,504	20,718	6,868	98	43,472	76,660	(76,660)	—
Total	208,022	159,563	123,520	42,429	78,199	611,733	(76,660)	535,073
Operating expenses	183,942	144,999	122,368	38,588	73,730	563,627	(60,867)	502, 760
Operating income (loss)	24,080	14,564	1,152	3,841	4,469	48,106	(15, 793)	32,313

Note: The Social Systems Solutions and Service Business Company and the Advanced Module Business Company are included in the Social Systems Business.

(Supplemental information) The revision of sales routes for certain products and regions effective from April 2002 had the following effects:

		(Millions of yen)
Industrial Automation Business:	Decrease in sales to outside customers	¥2,470
Electronic Components Business:	Increase in sales to outside customers	3,597
	Decrease in intersegment sales	2,032
Social Systems Business:	Increase in sales to outside customers	3,302
	Increase in intersegment sales	1,193
Others:	Decrease in sales to outside customers	4,429
	Decrease in intersegment sales	1,537

Fiscal 2001 (April 1, 2001-March 31, 2002) (Millions of yen)

	Industrial Automation Business	Electronic Components Business	Social Systems Business	Healthcare Business	Other	Total	Eliminations & Corporate	Consolidated
Net sales:								
(1) Sales to outside customers	186,984	128,193	124,627	40,617	53,543	533,964	—	533,964
(2) Intersegment sales and transfers	6,426	19,701	8,990	218	47,323	82,658	(82,658)	—
Total	193,410	147,894	133,617	40,835	100,866	616,622	(82,658)	533,964
Operating expenses	181,296	139,950	136,648	39,210	98,278	595,382	(65,639)	529,743
Operating income (loss)	12,114	7,944	(3,031)	1,625	2,588	21,240	(17,019)	4,221

Note: "Others" includes the Creative Service Business, the Business Development Group and other divisions.

(Attachment)

2. Area Segment Information

Fiscal 2002 (April 1, 2002-March 31, 2003) (Millions of yen)

	Japan	North America	Europe	Asia	Total	Eliminations & Corporate	Consolidated
Net sales:							
(1) Sales to outside customers	340,575	67,886	73,513	53,099	535,073	—	535,073
(2) Intersegment sales and transfers	77,456	567	688	32,266	110,977	(110,977)	—
Total	418,031	68,453	74,201	85,365	646,050	(110,977)	535,073
Operating expenses	386,446	63,051	69,713	80,854	600,064	(97,304)	502,760
Operating income	31,585	5,402	4,488	4,511	45,986	(13,673)	32,313

Fiscal 2001 (April 1, 2001-March 31, 2002) (Millions of yen)

	Japan	North America	Europe	Asia	Total	Eliminations & Corporate	Consolidated
Net sales:							
(1) Sales to outside customers	357,868	65,559	65,305	45,232	533,964	—	533,964
(2) Intersegment sales and transfers	67,774	512	478	26,002	94,766	(94,766)	—
Total	425,642	66,071	65,783	71,234	628,730	(94,766)	533,964
Operating expenses	409,664	63,092	63,868	69,802	606,426	(76,683)	529,743
Operating income	15,978	2,979	1,915	1,432	22,304	(18,083)	4,221

3. Overseas Sales

	Fiscal 2002 March 1, 2002-April 31, 2003	Fiscal 2001 March 1, 2001-April 31, 2002	Increase (decrease)
North America (Percentage of total sales)	68,665 12.8%	67,068 12.6%	2.4%
Europe (Percentage of total sales)	75,270 14.1%	67,026 12.5%	12.3%
Asia (Percentage of total sales)	65,747 12.3%	55,016 10.3%	19.5%
Total (Percentage of total sales)	209,682 39.2%	189,110 35.4%	10.9%

(Attachment)

6. Securities

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," among marketable securities held by the Company and its subsidiaries, available-for-sale securities are stated at fair value reflecting unrealized gains and losses.

Investment securities include debt securities and equity securities. For marketable securities included among these, the acquisition cost or amortized cost, unrealized gain and loss, and fair value are as follows.

As of March 31, 2003
Available-for-sale securities (Millions of yen)

	Cost*	Gross unrealized gain	Gross unrealized loss	Fair value
Debt securities	44	—	—	44
Equity securities	27,947	4,000	(5,171)	26,776
Total investment securities	27,991	4,000	(5,171)	26,820

As of March 31, 2002
Available-for-sale securities (Millions of yen)

	Cost*	Gross unrealized gain	Gross unrealized loss	Fair value
Debt securities	33	—	—	33
Equity securities	31,185	8,346	(815)	38,716
Total investment securities	31,218	8,346	(815)	38,749

*Indicates amortized cost for debt securities and acquisition cost for equity securities.

(Attachment)

7. Breakdown of Sales

Net sales by consolidated company

(Millions of yen)

	Year ended March 31, 2003		Year ended March 31, 2002		Increase (decrease)
Industrial Automation Business	202,518	37.8%	184,185	34.5%	10.0%
Electronic Components Business	138,845	25.9	131,862	24.7	5.3
Social Systems Business	116,652	21.8	128,057	24.0	(8.9)
Healthcare Business	42,331	7.9	40,617	7.6	4.2
Others	34,727	6.6	49,243	9.2	(29.5)
Total	535,073	100.0%	533,964	100.0%	0.2

Notes:

1) The Social Systems Solutions and Service Business Company and the Advanced Module Business Company are included in the Social Systems Business.

2) Certain products and regions for the year ended March 31, 2002 have been reclassified in accordance with the revision of sales routes effective from April 2002.

Projected net sales for the fiscal year ending March 31, 2004 by consolidated company

(Millions of yen)

	Year ending March 31, 2004		Year ended March 31, 2003		Increase (decrease)
Industrial Automation Business	213,500	38.1%	202,518	37.8%	5.4%
Electronic Components Business	88,500	15.8	79,365	14.8	11.5
Automotive Electronic Components Business	63,500	11.3	59,480	11.1	6.8
Social Systems Business	125,000	22.3	116,652	21.8	7.2
Healthcare Business	43,500	7.8	42,331	7.9	2.8
Others	26,000	4.7	34,727	6.6	(25.1)
Total	560,000	100.0%	535,073	100.0%	4.7

Notes:

1) The Social Systems Solutions and Service Business Company and the Advanced Module Business Company are included in the Social Systems Business.

2) The Automotive Electronic Components Business has been classified separately from the Electronic Components Business effective from April 2003. Figures for the year ended March 31, 2003 have been reclassified in accordance with the change.

Results for the Fiscal Year Ended March 31, 2003: Supplemental Materials

Consolidated Performance

Net sales by business segment (Billions of yen)

		Year ended March 31, 2003	Year ended March 31, 2002	Year-on-year change (%)
IAB	Domestic	102.2	95.5	7.0%
	Overseas	100.3	88.7	13.2
	Total	202.5	184.2	10.0
ECB	Domestic	66.7	65.7	1.5
	Overseas	72.2	66.2	9.0
	Total	138.9	131.9	5.3
SSB	Domestic	104.8	116.3	(9.9)
	Overseas	11.9	11.8	0.5
	Total	116.7	128.1	(8.9)
HCB	Domestic	18.9	19.0	(0.2)
	Overseas	23.4	21.6	8.1
	Total	42.3	40.6	4.2
Other	Domestic	32.8	48.4	(32.2)
	Overseas	1.9	0.8	141.8
	Total	34.7	49.2	(29.5)
Total	Domestic	325.4	344.9	(5.6)
	Overseas	209.7	189.1	10.9
	[% of total]	[39.2%]	[35.4%]	[+3.8]
	Total	535.1	534.0	0.2%

Notes:

1) The following divisions are included in each business segment.

IAB: Industrial Automation Business Company
ECB: Electronic Components Business Company
SSB: Social Systems Solutions and Service Business Company and Advanced Module Business Company
HCB: Healthcare Business Company
Other: Creative Service Business Company and Business Development Group

2) Figures for the fiscal year ended March 2002 have been restated in accordance with business restructuring.

Geographical segment sales

Domestic	Omron	251.4	268.4	(6.3)%
	Subsidiaries	74.0	76.5	(3.3)
Total of domestic sales		325.4	344.9	(5.6)
Direct exporting		15.2	13.0	16.7
Overseas subsidiaries	North America	67.9	65.6	3.5
	Europe	73.5	65.3	12.6
	Asia and Others	53.1	45.2	17.4
Total of overseas sales		209.7	189.1	10.9%

Average currency exchange rate (One unit of currency, in yen)

USD	122.1	125.7	[-3.6]
EUR	121.1	110.9	[+10.2]

Projected Results for the Year Ending March 31, 2004

Net sales by company (Billions of yen)

		Year ending March 31, 2004 (est.)	Year ended March 31, 2003	Year-on-year change (%)
IAB	Domestic	105.0	102.2	2.7%
	Overseas	108.5	100.3	8.1
	Total	213.5	202.5	5.4
ECB	Domestic	49.0	43.1	13.6
	Overseas	39.5	36.3	9.0
	Total	88.5	79.4	11.5
AEC	Domestic	25.5	23.6	8.2
	Overseas	38.0	35.9	5.8
	Total	63.5	59.5	6.8
SSB	Domestic	113.0	104.8	7.9
	Overseas	12.0	11.9	0.9
	Total	125.0	116.7	7.2
HCB	Domestic	19.5	18.9	3.2
	Overseas	24.0	23.4	2.4
	Total	43.5	42.3	2.8
Other	Domestic	26.0	32.8	(20.8)
	Overseas	0	1.9	(100.0)
	Total	26.0	34.7	(25.1)
Total	Domestic	338.0	325.4	3.9
	Overseas	222.0	209.7	5.9
	[% of total]	[39.6%]	[39.2%]	[+0.4]
	Total	560.0	535.1	4.7%

Notes: 1. AEC stands for Automotive Electronic Components Company.
2. The fiscal term ending in March, 2003 indicates the reorganization of a new segment.

Geographical segment sales

Direct exporting		14.0	15.2	(7.8)%
Overseas subsidiaries	North America	70.0	67.9	3.1
	Europe	80.5	73.5	9.5
	Asia and Others	57.5	53.1	8.3
Total of overseas sales		222.0	209.7	5.9%

Income and loss

Net sales	560.0	535.1	4.7%
Operating income	43.0	32.3	33.1
Income (loss) before income taxes	38.0	4.7	703.1
Net income (loss)	19.0	0.5	3,618.9%

Return on equity

	7.5%	0.2%	+7.3

Capital expenditures／Depreciation／R&D Expenses

Capital expenditures	36.0	34.7	3.9%
Depreciation	31.0	29.7	4.5
R&D expenses	44.0	40.2	9.4%

Average currency exchange rate

(One unit of currency, in yen)

USD	120.0	122.1	[-2.1]
EUR	125.0	121.1	[+3.9]

Fiscal 2002 Results and Outlook for Structural Reforms for Group Productivity (VIC21)

Omron Corporation is currently working steadily toward the complete implementation by September 2003 of the Structural Reforms for Group Productivity (VIC21) announced in November 2001. By completing measures equivalent in effect to a reduction of ¥26 billion, the Company has already established a firm footing toward achieving its original target of a ¥30 billion reduction in Group fixed and variable expenses. In addition, other targets, including disposal of unprofitable and low-profit businesses and a 50 percent increase in the overseas production ratio, are forecast to be achieved, since measures toward these targets have been completed or are in progress.

(1) Status of Progress toward Original Targets during Fiscal 2002

Original Targets (announced November 2001)	Progress during Fiscal 2002
¥30 billion reduction of Group fixed and variable expenses	Completion of measures equivalent in effect to ¥26 billion reduction in expenses compared to fiscal 2001 (Projected cumulative reduction in fiscal 2003 vs. fiscal 2001: ¥30.5 billion)
Consolidation and disposal of 5 or more domestic bases including production bases	6 bases
Consolidation or restructuring of 2 businesses/5 subsidiaries in Japan and overseas	8 busineses/10 companies
50% increase in overseas production ratio	45% increase compared with fiscal 2000 (20% in fiscal 2000 → 29% in fiscal 2002)

The six Structural Reforms for Group Productivity are: business structure reform, manufacturing structure reform, purchasing process reform, management productivity reform, head office structure reform and asset structure reform. Main measures for each of the structural reforms implemented during fiscal 2002 were as follows:

(1) Business Structure Reform

- Division of the former SSB (Social Systems Business) Company
- Restructuring of the CSB (Creative Service Business) business and dissolution of the CSB company
- Raising the status of the Automotive Division HQ to a new company under the umbrella of the ECB (Electronic Components Business) Company
- Conversion of relay manufacturing subsidiary into a product sales company
- Consolidation of paper handling business, transfer of parking systems business, consolidation of milliwave business
- Sale or consolidation of 4 companies under the umbrella of the Business Development Group, including OMRON Alphatech Corporation, etc.
- Consolidation, sale or restructuring of 6 subsidiaries in the CSB (Creative Service Business) Company and other reforms

In addition, the following two business spin-offs are scheduled to take place on July 1, 2003:

- Separation of the HCB (Healthcare Business) Company
- Separation of the entertainment business

(2) Manufacturing Structure Reform

- Production volume of ¥28 billion in China in fiscal 2002 (including consignment production)
- 20% decrease in domestic manufacturing personnel

(3) Purchasing Process Reform

- Strengthening of direct central purchasing of materials and establishment of a central purchasing center at regional headquarters in China

(4) Management Productivity Reform

- Reduction of management staff and overall job ranks

(5) Head Office Structure Reform

- Downsizing of head office from 11 to 7 divisions
- Establishment of OMRON Business Associates Co., Ltd. and creation of a shared service system

(6) Asset Structure Reform

- Consolidation and disposal of 3 R&D facilities and sale of idle assets
- ¥7 billion asset downsizing (April 2002 evaluation); continuing ¥550 million annual reduction in expenses

(7) Early Retirement Program

- Early retirement of approximately 1,460 employees (total from OMRON Corporation and domestic subsidiaries)

The Company will provide updates on future measures for the progress of VIC21 as they are implemented.

03 JUL 17 AM 7:21


写

半 期 報 告 書

事業年度　　自　平成14年４月１日
（第66期中）　至　平成14年９月30日

オムロン株式会社

NO. 351021

第66期中（自平成14年４月１日　至平成14年９月30日）

半　期　報　告　書

１．　本書は証券取引法第24条の５第１項に基づく半期報告書を、同法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成14年11月29日に提出したデータに目次及び頁を付して出力・印刷したものである。

２．　本書では、監査報告書を末尾に綴じ込んでいる。

オムロン株式会社

目　　　　次

頁

第66期中　半期報告書

【表紙】

第一部【企業情報】 …… 1

第1【企業の概況】 …… 1

1【主要な経営指標等の推移】 …… 1

2【事業の内容】 …… 2

3【関係会社の状況】 …… 2

4【従業員の状況】 …… 2

第2【事業の状況】 …… 3

1【業績等の概要】 …… 3

2【生産、受注及び販売の状況】 …… 8

3【対処すべき課題】 …… 9

4【経営上の重要な契約等】 …… 9

5【研究開発活動】 …… 9

第3【設備の状況】 …… 12

1【主要な設備の状況】 …… 12

2【設備の新設、除却等の計画】 …… 12

第4【提出会社の状況】 …… 13

1【株式等の状況】 …… 13

(1)【株式の総数等】 …… 13

(2)【新株予約権等の状況】 …… 14

(3)【発行済株式総数、資本金等の状況】 …… 15

(4)【大株主の状況】 …… 15

(5)【議決権の状況】 …… 16

2【株価の推移】 …… 16

3【役員の状況】 …… 16

第5【経理の状況】 …… 17

1【中間連結財務諸表等】 …… 18

(1)【中間連結財務諸表】 …… 18

①【中間連結貸借対照表】 …… 18

②【中間連結損益計算書】 …… 20

③【中間連結株主持分計算書】 …… 21

④【中間連結キャッシュ・フロー計算書】 …… 22

(2)【その他】 …… 43

2【中間財務諸表等】 …… 44

(1)【中間財務諸表】 …… 44

①【中間貸借対照表】 …… 44

②【中間損益計算書】 …… 47

(2)【その他】 …… 55

第6【提出会社の参考情報】 …… 56

第二部【提出会社の保証会社等の情報】 …… 57

中間監査報告書 …… 58

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成14年11月29日
【中間会計期間】	第66期中(自　平成14年４月１日　至　平成14年９月30日)
【会社名】	オムロン株式会社
【英訳名】	ＯＭＲＯＮ ＣＯＲＰＯＲＡＴＩＯＮ
【代表者の役職氏名】	取締役社長　　立　石　義　雄
【本店の所在の場所】	京都市下京区塩小路通堀川東入南不動堂町801番地
【電話番号】	京都(075)344—7070
【事務連絡者氏名】	経営企画室　経理部長　　近　藤　仁
【最寄りの連絡場所】	東京都港区虎ノ門３丁目４番10号
【電話番号】	東京(03)3436—7227
【事務連絡者氏名】	経営企画室　財務部長　　佐　藤　憲　司
【縦覧に供する場所】	オムロン株式会社本社 (京都市下京区塩小路通堀川東入南不動堂町801番地) オムロン株式会社東京本社 (東京都港区虎ノ門３丁目４番10号) 株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜１丁目６番10号) 株式会社名古屋証券取引所 (名古屋市中区栄３丁目３番17号)

第一部 【企業情報】

第１ 【企業の概況】

１ 【主要な経営指標等の推移】

回次		第64期中	第65期中	第66期中	第64期	第65期
会計期間		自 平成12年4月1日 至 平成12年9月30日	自 平成13年4月1日 至 平成13年9月30日	自 平成14年4月1日 至 平成14年9月30日	自 平成12年4月1日 至 平成13年3月31日	自 平成13年4月1日 至 平成14年3月31日
(1) 連結経営指標等						
売上高	(百万円)	271,591	256,184	246,890	594,259	533,964
法人税等・少数株主損益及び会計原則変更による累積影響額調整前純利益又は純損失(△)	(百万円)	14,995	3,577	△12,728	40,037	△25,373
中間(当期)純利益又は中間(当期)純損失(△)	(百万円)	8,221	2,154	△9,726	22,297	△15,773
純資産額	(百万円)	336,365	316,338	277,893	325,958	298,234
総資産額	(百万円)	572,679	535,379	552,620	593,144	549,366
１株当たり純資産額	(円)	1,310.9	1,273.9	1,119.8	1,311.1	1,201.2
基本的１株当たり中間(当期)純利益又は中間(当期)純損失(△)	(円)	32.0	8.7	△39.2	87.4	△63.5
希薄化後１株当たり中間(当期)純利益又は中間(当期)純損失(△)	(円)	31.4	8.7	△39.2	85.3	△63.5
自己資本比率	(%)	58.7	59.1	50.3	55.0	54.3
営業活動によるキャッシュ・フロー	(百万円)	16,797	4,679	15,046	50,796	33,687
投資活動によるキャッシュ・フロー	(百万円)	△18,737	△16,346	△12,827	△32,365	△40,121
財務活動によるキャッシュ・フロー	(百万円)	△3,730	△9,882	10,712	△24,582	△12,056
現金及び現金同等物の中間期末(期末)残高	(百万円)	82,074	63,500	83,240	85,621	70,779
従業員数	(人)	25,824	25,939	24,349	24,997	25,124
(2) 提出会社の経営指標等						
売上高	(百万円)	195,351	169,244	156,176	429,306	347,223
経常利益又は経常損失(△)	(百万円)	13,969	2,330	2,817	28,120	△2,186
中間(当期)純利益又は中間(当期)純損失(△)	(百万円)	7,327	1,968	△7,807	16,839	△8,840
資本金	(百万円)	64,082	64,082	64,082	64,082	64,082
発行済株式総数	(千株)	257,109	249,109	249,109	249,109	249,109
純資産額	(百万円)	270,267	245,568	215,254	252,229	226,210
総資産額	(百万円)	440,524	398,396	383,996	444,200	383,068
１株当たり純資産額	(円)	1,051.18	985.79	867.37	1,012.53	911.14
１株当たり中間(年間)配当額	(円)	6.50	6.50	5.00	13.00	13.00
１株当たり中間(当期)純利益又は中間(当期)純損失(△)	(円)	28.50	7.90	△31.45	65.91	△35.59
潜在株式調整後１株当たり中間(当期)純利益	(円)	28.04	—	—	64.57	—
自己資本比率	(%)	61.4	61.6	56.1	56.8	59.1
従業員数	(人)	6,418	6,172	5,977	6,254	6,020

（注）1　当社の連結財務諸表及び中間連結財務諸表は、米国で一般に認められた会計原則に従って作成している。
2　売上高には、消費税等は含まれていない。
3　提出会社の経営指標等については、第65期より自己株式を資本に対する控除項目としており、また、１株当たり純資産額、１株当たり中間(当期)純利益及び潜在株式調整後１株当たり中間(当期)純利益の各数値は発行済株式数から自己株式数を控除して計算している。

2 【事業の内容】

当中間連結会計期間において、当社グループ(当社及び当社の関係会社)が営む事業の内容について、重要な変更はない。また、主要な関係会社に異動はない。

3 【関係会社の状況】

当中間連結会計期間において、重要な関係会社の異動はない。

4 【従業員の状況】

(1) 連結会社の状況

平成14年９月30日現在

事業の種類別セグメントの名称	従業員数(人)
インダストリアルオートメーションビジネス	7,147
エレクトロニクスコンポーネンツビジネス	7,874
ソーシアルシステムズビジネス	5,103
ヘルスケアビジネス	2,400
その他	1,170
全社(共通)	655
合計	24,349

（注）　従業員数は就業人員数(当社グループからグループ外への出向者を除き、グループ外から当社グループへの出向者を含む)である。

(2) 提出会社の状況

平成14年９月30日現在

従業員数(人)	5,977

（注）　従業員数は就業人員数(当社から社外への出向者を除き、社外から当社への出向者を含む)である。

(3) 労働組合の状況

労使関係について特に記載すべき事項はない。

第２　【事業の状況】

１【業績等の概要】

(1) 業績

当中間連結会計期間の経済状況を概観すると、世界経済を牽引する米国経済は、自動車を主とする個人消費や住宅投資に支えられたものの、減速懸念が高まるなかで推移した。国内経済については、世界的にＩＴ関連産業での在庫調整が進んだことも受けて、輸出に支えられた生産の増加により緩やかな回復基調となったが、個人消費や設備投資は依然低迷が続いた。また、アジア経済も輸出の増加を背景に拡大基調を維持するとともに、欧州経済も国によるばらつきはあるものの総じて緩やかな回復傾向を示したが、先行き懸念が強まる状況にあった。

このような環境のなか、当社グループの主力事業であるインダストリアルオートメーションビジネスとエレクトロニクスコンポーネンツビジネスの売上高は、国内については回復基調で推移したとはいえ、依然として低水準である一方、海外についてはユーロが前年同期比で円安となったことも加わり好調に推移した。ソーシアルシステムズビジネスは、金融市場では厳しい経営環境を背景に、また駅務関連市場でも旅客収入伸び悩みにより設備投資抑制傾向にあり厳しい状況が継続した。ヘルスケアビジネスは、特に海外において個人消費の堅調により好調に推移した。また、その他セグメントでも、事業開発本部では、プリントシール機の競合激化や、ＩＴ低迷の影響を受け厳しい状況であった。この結果、当中間連結会計期間の連結売上高は2,468億90百万円(前年同期比４％減)となった。

また、利益については、売上高が前年同期比で減少したものの、前年半ばから当社グループ挙げて取り組んでいる生産性向上のための構造改革施策ＶＩＣ２１の効果とともに、先行き不透明ななかでの当中間連結会計期間における支出の抑制により、原価低減、販管費削減が進んだことから、営業利益は114億56百万円(前年同期比123％増)となった。一方、税引前純利益、中間純利益に関しては、構造改革のなかで進める早期退職優遇制度の実施に伴う退職加算金や、遊休資産にかかる減損などの営業外費用の計上により、税引前純利益が127億28百万円の損失、中間純利益が97億26百万円の損失となった。

事業の種類別セグメントの業績は次のとおりである。なお、一部の製品または地域について、当中間連結会計期間より販売ルートの見直しを実施しているが、セグメント合計の売上高および営業利益の前中間連結会計期間の金額は変更することなく、前年同期比を算出している。一方、外部顧客に対する売上高については、前中間連結会計期間の金額を新区分に組替えて、前年同期比を算出している。

①　インダストリアルオートメーションビジネス

当中間連結会計期間は半導体・ＩＴ関連の在庫調整の一巡や自動車業界の堅調さから世界的に生産増加となったことを受け、機械装置受注の伸びなどに支えられ、国内における売上高は当初の予想を上回ったものの、前年同期比では減少となった。海外においては、北米では自動車メー

カや食品関連メーカの設備投資が堅調で、売上高は前年同期比で増加し、また、アジアにおいても総じて堅調に推移した。一方、欧州は輸出産業の落ち込みなどにより低調だったが、為替換算増によって売上高は前年同期比で増加となった。

この結果、セグメント合計の売上高は、1,009億２百万円（前年同期比２％増）（うち外部顧客に対する売上高は982億33百万円（前年同期比５％増））、営業利益131億23百万円（前年同期比53％増）となった。

② エレクトロニクスコンポーネンツビジネス

電子部品事業においては、米国景気の減速懸念やＩＴ不況の長期化により、市場環境に力強さは見られなかったものの、在庫調整が一巡したこともあり、堅調に推移した。車載電装機器においては、国内・北米で好調に推移し、新規テーマも立ち上がったことで、売上高は前年同期比で増加した。また、ＩＴ不況の中においても、携帯電話用バックライトなど新規商品が立ち上がった。

この結果、セグメント合計の売上高は、769億17百万円（前年同期比７％増）（うち外部顧客に対する売上高は672億79百万円（前年同期比４％増））、営業利益69億53百万円（前年同期比61％増）となった。

③ ソーシアルシステムズビジネス

金融システム機器事業は、国内銀行市場での厳しい経営環境を背景とする自動化機器への投資抑制が継続しており、中国を中心としたアジア市場での需要拡大があったものの、前中間連結会計期間において消費者金融客先向けやコンビニエンス・ストア向けでの大型商談があった反動などもあり、売上高は前年同期比で減少した。

駅務システム事業では、旅客収入の伸び悩みを反映して設備投資は抑制傾向にあることから、更新時期の延期や納入台数の見直しの動きとともに、共通仕様・共同購入を背景とする価格引下げ要求も強く、売上高は前年同期比で減少した。

交通関連システム事業では、環境対策など一部を除いて公共投資は抑制傾向で、ＥＴＣ関連機器の需要の落ち込みが大きく影響し、売上高は前年同期比で減少した。

この結果、セグメント合計の売上高は、449億57百万円（前年同期比22％減）（うち外部顧客に対する売上高は418億３百万円（前年同期比25％減））、営業損失38億21百万円となった。

④ ヘルスケアビジネス

国内においては、個人消費の底這い状況が過去２年以上にわたって続いていたが、当中間連結会計期間に入って底固めから緩やかな回復傾向が部分的に見られるようになり、縮小を続けていた電気チャネルが前年同期の水準まで回復した。特に主力の血圧計の売上拡大が大きく貢献した。

海外においては、懸念されていた米国の個人消費が底固く推移するとともに、中国においても個人消費の急速な拡大を受けて、総じて堅調に推移した。

この結果、セグメント合計の売上高は、204億16百万円（前年同期比８％増）（うち外部顧客に対する売上高は203億67百万円（前年同期比９％増））、営業利益18億58百万円（前年同期比317％増）と

なった。

⑤ その他

クリエーティブサービスビジネスでは、マネージメントサービス事業で企業の間接業務効率化への関心が引き続き高いものの、各企業の投資および経費抑制の取り組みにより、厳しい状況が続いた。

事業開発本部では、前年度に営業を開始したタンク監視システムや車輌盗難防止システムなどのマシンＴＯマシンビジネス領域における新規事業の探索育成に引き続き取り組んだ。しかし、エンタテイメント機器は他社参入による競争の激化と従来機器に対するユーザー人気の頭打ちから厳しい状況が続き、また、コンピュータ周辺機器は世界的なパソコン関連市場の低迷の中で売上が減少、さらに、自動音声認識システムは企業の設備投資抑制の影響で低迷し、既存事業は大きく落ち込んだ。

この結果、その他のセグメントの売上高は、403億37百万円(前年同期比19％減)(うち外部顧客に対する売上高は192億８百万円(前年同期比20％減))、営業利益12億26百万円(前年同期比42％減)となった。

所在地別セグメントの業績については、次のとおりである。

① 日本

日本経済は、世界的にＩＴ関連産業での在庫調整が進んだことを受けて、輸出に支えられた生産の増加により緩やかな回復基調となったが、個人消費や設備投資は低迷が続いた。

インダストリアルオートメーションビジネスおよびエレクトロニクスコンポーネンツビジネスは、回復基調で推移したとはいえ、依然として低水準となった。ソーシアルシステムズビジネスは、金融システム事業、駅務システム事業で投資抑制傾向にあり、厳しい状況が続いた。ヘルスケアビジネスは、主力の血圧計の売上が大きく貢献したこともあり、堅調に推移した。

これらの結果、当中間連結会計期間における本国の売上高合計は1,898億72百万円(前年同期比９％減)(うち外部顧客に対する売上高は1,522億30百万円(前年同期比11％減))となった。一方、営業利益については、売上高が前年同期比で減少したものの、構造改革施策の効果とともに、支出の抑制によって原価低減・販管費削減が進んだことから、103億29百万円(前年同期比３％増)となった。

② 北米地域

北米経済は、世界経済を牽引する米国で自動車を主とする個人消費や住宅投資に支えられたものの、減速懸念が高まるなかで推移した。このような環境のなか、インダストリアルオートメーションビジネス、エレクトロニクスコンポーネンツビジネス、ヘルスケアビジネスは好調に推移した。

これらの結果、当中間連結会計期間における当地域の売上高合計は348億16百万円(前年同期比10％増)(うち外部顧客に対する売上高は346億21百万円(前年同期比11％増))、営業利益は33億53百万円(前年同期比214％増)となった。

③ 欧州地域

欧州経済は、緩やかな回復傾向を示したが、先行き懸念が強まる状況にあった。こうした経済環境のもと、エレクトロニクスコンポーネンツビジネス、ヘルスケアビジネスは堅調に推移した。また、インダストリアルオートメーションビジネスは、欧州経済における輸出産業の落ち込みなどにより低調に推移したが、ユーロが前年同期比で円安となった効果に支えられた。

これらの結果、当中間連結会計期間における当地域の売上高合計は346億37百万円(前年同期比11％増)(うち外部顧客に対する売上高は343億39百万円(前年同期比11％増))となり、また営業利益については、16億５百万円(前年同期比72％増)となった。

④ アジア他地域

アジア経済は、東南アジアや中華経済圏をはじめとして、総じて輸出の増加を背景に拡大基調が持続した。このような経済環境において、インダストリアルオートメーションビジネスおよびエレクトロニクスコンポーネンツビジネスが堅調、ヘルスケアビジネスは好調に推移した。

これらの結果、当中間連結会計期間における当地域の売上高合計は402億４百万円(前年同期比10％増)(うち外部顧客に対する売上高は257億円(前年同期比10％増))、営業利益は24億15百万円(前年同期比109％増)となった。

(2) キャッシュ・フロー

当中間連結会計期間における現金及び現金同等物(以下「資金」という。)は、中間純利益が97億26百万円の損失となったものの、前連結会計年度末の受取手形及び売掛金の回収が進み、営業キャッシュ・フローが増加したこと、さらに長期債務が増加したこと等により、前連結会計年度末に比べて124億61百万円増加し、当中間連結会計期間末には832億40百万円となった。

(営業活動によるキャッシュ・フロー)

当中間連結会計期間における営業活動による資金の増加は150億46百万円であり、前中間連結会計期間の46億79百万円に比べ103億67百万円の増加となった。

この増加の主な要因は、構造改革のなかで進めている早期退職優遇の実施に伴う退職加算金の計上等により、中間純利益が97億26百万円の損失と前中間連結会計期間に比して118億80百万円減少したものの、支払手形及び買掛金・未払金の減少額が前中間連結会計期間に比して210億23百万円縮小したこと、税金の支払額が前中間連結会計期間に比して99億53百万円減少したこと等によるものである。

(投資活動によるキャッシュ・フロー)

当中間連結会計期間における投資活動による資金の減少は128億27百万円であり、前中間連結会計期間の163億46百万円に比べ35億19百万円縮小した。

この改善の主な要因は、短期投資及び投資有価証券の売買による資金収支が前中間連結会計期間に比して5億22百万円悪化したものの、資本的支出が前中間連結会計期間に比して40億73百万円減少したこと等によるものである。

(財務活動によるキャッシュ・フロー)

当中間連結会計期間における財務活動の結果、増加した資金は107億12百万円であり、前中間連結会計期間での98億82百万円の使用に比べ205億94百万円増加した。

この増加の主な要因は、長期債務の返済が前中間連結会計期間に比して241億19百万円減少したこと等によるものである。

2 【生産、受注及び販売の状況】

(1) 生産実績

当中間連結会計期間における生産実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメントの名称	金額(百万円)	前年同期比(%)
インダストリアルオートメーションビジネス	87,895	+13.4
エレクトロニクスコンポーネンツビジネス	70,761	+11.2
ソーシアルシステムズビジネス	31,386	△35.6
ヘルスケアビジネス	22,337	+3.2
その他	18,110	△10.3
合計	230,489	△0.5

(注) 1 金額は販売価格によっており、セグメント間の取引については相殺消去している。
2 上記の金額には、消費税等は含まれていない。
3 上記中には外部仕入先等よりの仕入商品を含んでいる。

(2) 受注状況

当中間連結会計期間における受注状況を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメントの名称	受注高(百万円)	前年同期比(%)	受注残高(百万円)	前年同期比(%)
インダストリアル オートメーションビジネス	98,086	+6.5	14,773	+16.7
エレクトロニクス コンポーネンツビジネス	67,684	+12.7	9,682	+62.1
ソーシアルシステムズビジネス	47,182	△12.2	14,305	+36.7
ヘルスケアビジネス	20,821	+12.5	1,453	△0.5
その他	20,115	△19.1	2,609	+8.4
合計	253,888	+1.8	42,822	+29.9

(注) 一部の製品または地域について、当中間連結会計期間より販売ルートの見直しを実施しているが、前中間連結会計期間の金額について、見直し後の区分への組替えが困難であるため、前年同期比の算出にあたって前中間連結会計期間の金額は、当該期間の区分によるものを使用している。

(3) 販売実績

当中間連結会計期間における販売実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメントの名称	金額(百万円)	前年同期比(%)
インダストリアルオートメーションビジネス	98,233	+4.8
エレクトロニクスコンポーネンツビジネス	67,279	+4.4
ソーシアルシステムズビジネス	41,803	△24.6
ヘルスケアビジネス	20,367	+8.6
その他	19,208	△19.6
合計	246,890	△3.6

(注) 1 セグメント間の取引については相殺消去している。
2 販売実績が総販売実績の100分の10以上となる相手先はないため、相手先別販売実績については記載を省略している。
3 上記の金額には消費税等は含まれていない。
4 一部の製品または地域について、当中間連結会計期間より販売ルートの見直しを実施したため、前年同期比の算出に使用した前中間連結会計期間の販売実績は、見直し後の区分に組み替えた数値を使用している。

3 【対処すべき課題】

当中間連結会計期間において、当社グループ(当社および連結子会社)が対処すべき課題について、重要な変更はない。

なお、前連結会計年度に掲げた課題のうち、グループ全活動にわたる生産性向上のための構造改革(ＶＩＣ２１)の施策については、当中間連結会計期間において、次のように実行を進めている。

事業構造改革の施策として、従来のソーシアルシステムズビジネスカンパニーをアドバンスト・モジュール・ビジネスカンパニーとソーシアルシステムズ・ソリューション＆サービス・ビジネスカンパニーに分割・再編、また、駐車場設備事業部門の機器販売に関する営業譲渡、連結子会社であるオムロンアルファテック㈱の譲渡などを決定している。

また、早期退職優遇制度に関しては、当社および国内連結子会社あわせて当初予定の1,000人から1,460人程度となる見込みである。

4 【経営上の重要な契約等】

当中間連結会計期間において、経営上の重要な契約等はない。

5 【研究開発活動】

当社グループは、先進技術の構築・強化を目的に、中長期的視野に立った技術戦略を定めて研究開発を実行している。当社グループの強み、コアコンピタンスとして「センシング＆コントロール」を位置付け、これを技術戦略の核とし、全社的観点から技術本部が基礎的な技術の研究開発を担い、各社内カンパニーはその応用技術開発や商品化開発を行っている。

当中間連結会計期間における取り組みとしては、コアコンピタンスの「センシング＆コントロール」を支える10の基幹技術(①マイクロマシニング、②マイクロオプティクス、③光エレクトロニクス、④電波センシング、⑤ビジョンセンシング、⑥ヒューマンビジョン、⑦音声対話、⑧ヒューマンメディア、⑨オープンプラットフォーム、⑩ソフトウエア工学)を設定し、先進技術の構築・強化を実行した。

また、高いレベルの研究開発をより迅速かつ効果的に実行することを目的に、当社グループの保有・注力技術を積極的に公開し、先進的な技術を保有する国内および海外における社外のパートナーとの協創(コラボレーション)を推進する一方で、各社内カンパニーにおける新規事業創出のため、技術本部から社内カンパニーへ技術成果を移管するとともに、事業化の検証を共同で行っている。今後も引き続き、当社グループの成長戦略を支える基幹技術の強化に取り組んでいく。

当中間連結会計期間におけるグループ全体の研究開発に関する費用の総額は183億32百万円であり、各セグメント別の研究の目的、主要課題、研究成果および研究開発費は次のとおりである。なお、研究開発費については、技術本部などで行っている基礎研究費用等、36億21百万円が含まれている。

(1) インダストリアルオートメーションビジネス

顧客ニーズに基づき、先進的なセンシング技術、コントロール技術、制御コンポーネント技術、

これらの商品を支える生産技術に注力して、新商品の開発を行っている。また、商品ごとの個別技術とあわせて、環境・安全問題の解決を図るための省エネ・セーフティ技術の確立にも注力している。

新商品として、センシングコンポでは、距離設定型のレーザ光電Ｅ３Ｚ、マクロ機能・フローメニューでカスタマイズ対応力を向上したＦ210視覚センサ、ミューティングコントローラを追加した安全センサ(ライトカーテン)、ＦＰＤアプリ対応のシールプロファイルセンサ(計測センサ)を商品化し、鉛フリー対応と高解像度カメラで高速化したＶＴ－ＷＩＮⅡハンダ検査装置をリリースした。システムコンポでは、ＰＬＣ　ＣＳ１／ＣＪ１シリーズのマシン制御に特化したＣＪ１Ｍと二重化対応のＣＳ１Ｄの開発、分散化指向のスマートスレーブのラインナップ強化、ＰＬＣ計装コントローラのＣＰＵインナーボードタイプの開発を行った。産機コンポでは、電源ＤＣバックアッププロック、モジュール型温度調節器シリーズ追加商品、汎用温度調節器機能強化商品、特定省電力無線技術活用による無線ターミナル、ＦＡ用無線機としてのＤｅｖｉｃｅＮｅｔ対応商品を開発した。

また、先行技術開発として、ＩＴ技術をベースとした分散・オブジェクト・ＪＡＶＡ技術、ＲＡアーキテクチャ活用、情報制御・ＭＥＳ技術、実装の高密度化、コンポ機能制御のモジュール化、光物性センシング、半導体・液晶製造装置制御技術などの技術開発・調査を行っている。

当セグメントに係る研究開発費は、61億46百万円である。

(2) エレクトロニクスコンポーネンツビジネス

光制御技術、センシング技術、微細加工技術、精密組立技術、無線通信技術、新材料技術のコア技術を中心に据えた研究開発に取り組んでいる。

その取り組みのなかで、最注力分野の一つである光通信デバイスについては、大幅なコスト削減を目指して、複製による微小光学素粒子および高速微細直動アクチュエーターを他社との提携(アライアンス)を通じて期間短縮を図りながら開発を進めた。その結果、光スイッチ、可変減衰器、合分波器などで成果をあげることができた。

当セグメントに係る研究開発費は、46億60百万円である。

(3) ソーシアルシステムズビジネス

金融システム事業では、業界のコスト競争に対応するべく、技術開発コストの低減および技術融合による商品価格低減を目的として、他社と共同で次期ＡＴＭの開発に着手している。また、国内の新紙幣発行に向けて、社内プロジェクトを組織化して新紙幣に対応した紙幣識別装置の開発・改造、顧客対応の準備を進めている。

一方、コンポーネントの外部販売の拡大を目指して、カードリーダや、国内他社メーカーおよび中国民族系メーカー向けの紙幣ハンドリングモジュールなどの開発にも注力している。

当セグメントに係る研究開発費は、28億19百万円である。

(4) ヘルスケアビジネス

生体計測技術と健康管理技術を核技術として、誰でも簡単に継続的に総合的な健康管理を行えるチェッカーを開発すること、また、生体情報に基づいて健康の維持増進を図ることのできる機器・

ソフトを創出することを目指して研究開発に取り組んでいる。

主な成果としては、パソコンで本格的に歩数管理できる次世代ポケットイン歩数計ＨＪ－700ＩＴ、国内初の手首高さガイド付きで正確さがさらに向上し、別売の血圧管理ソフトを使用すればパソコン上で測定した血圧値の管理ができる手首血圧計ＨＥＭ－637ＩＴ、手もみ感覚の本格もみ機能で低価格なコンパクトマッサージチェアＨＭ－601などの開発があげられる。

当セグメントに係る研究開発費は、10億86百万円である。

第３　【設備の状況】

１　【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はない。

２　【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末に計画中であった重要な設備の改修、売却について完了したものは、次のとおりである。

(1) 改修

前連結会計年度末に計画していたオムロン株式会社四条事業所の建物改修については、平成14年７月に完了した。これに伴う能力の増加はない。

(2) 売却

前連結会計年度末において計画していた売却計画のうち、当中間連結会計期間に完了したものは次のとおりである。

会社名 事業所名	所在地	事業の種類別セグメントの名称	設備の内容	帳簿価額(百万円)					従業員数(人)	完了年月
				土地 (面積千㎡)	建物及び構築物	機械装置及び運搬具	その他	計		
オムロン株式会社 社員寮	埼玉県 和光市	全社	厚生施設	305 (2)	439	―	1	745	―	平成14年 ８月
オムロン株式会社 社員寮用地	奈良県 奈良市	全社	厚生施設	242 (3)	―	―	―	242	―	平成14年 ９月

(注) １　帳簿価額は、提出会社の財務諸表におけるものを記載している。なお、金額には消費税等を含まない。

２　帳簿価額のうち「土地」は、「土地の再評価に関する法律」(平成10年３月31日公布法律第34号)および「土地の再評価に関する法律の一部を改正する法律」(平成13年６月29日公布法律第94号)の適用による再評価後の金額である。

３　帳簿価額のうち「その他」は、備品の価額である。

第４ 【提出会社の状況】

１ 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	487,000,000
計	487,000,000

(注) 「当会社の発行する株式の総数は、487,000,000株とする。ただし、株式の消却が行われたときは、これに相当する株式数を減ずる」旨定款に定めている。

② 【発行済株式】

種類	中間会計期間末現在発行数(株)(平成14年９月30日)	提出日現在発行数(株)(平成14年11月29日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	249,109,236	249,109,236	東京証券取引所(市場第一部) 大阪証券取引所(市場第一部) 名古屋証券取引所(市場第一部) フランクフルト証券取引所(フランクフルト証券取引所には、預託証券の形式による上場)	完全議決権株式であり、権利内容に何ら限定のない当社における標準となる株式
計	249,109,236	249,109,236	―	―

(注) １ 提出日現在の発行数には、平成14年11月１日から、この半期報告書提出日までの新株予約権の行使(旧商法に基づき発行された転換社債の転換を含む。)により発行された株式数は含まれていない。

２ 発行済株式は、すべて議決権を有している。

(2) 【新株予約権等の状況】

① 【新株予約権】

当社は、商法第280条ノ20及び第280条ノ21の規定に基づき新株予約権を発行している。

株主総会の特別決議日（平成14年６月25日）		
	中間会計期間末現在 （平成14年９月30日）	提出日の前月末現在 （平成14年10月31日）
新株予約権の数(個)	276　（注）1	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる 株式の数(株)	276,000（注）２	同左
新株予約権の行使時の払込金額(円)	１株当たり1,913（注）３	同左
新株予約権の行使期間	平成16年７月１日～ 平成19年６月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額(円)	発行価格　1,913 資本組入額　957	同左
新株予約権の行使の条件	新株予約権の割当を受けた者は、権利行使時においても、当社の取締役もしくは執行役員の地位にあることを要す。ただし、当社の取締役もしくは執行役員を任期満了により退任した場合、定年退職その他正当な理由のある場合にはこの限りではない。その他の条件については、本株主総会および取締役会決議にもとづき、当社と対象取締役および執行役員との間で締結する「新株予約権割当契約」に定めるところによる。	同左
新株予約権の譲渡に関する事項	権利の譲渡及び質入れ、その他の処分及び相続は認めない。	同左

(注) 1　新株予約権１個につき目的となる株式数は、1,000株である。

2　新株予約権発行後、当社が株式分割または株式併合を行う場合、つぎの算式により目的となる株式の数を調整するものとする。ただし、かかる調整は本件新株予約権のうち、当該時点で行使していない新株予約権の目的となる株式の数について行われ、調整の結果生じる１株未満の端数については、これを切り捨てるものとする。

調整後株式数＝調整前株式数×株式分割・株式併合の比率

3　新株予約権発行日の属する月の前月の各日（取引の成立しない日を除く）における大阪証券取引所の当社株式普通取引の終値の平均値に1.05を乗じた金額（１円未満の端数は切上げ）とする。ただし、当該金額が新株予約権発行日の終値（取引が成立しない場合はそれに先立つ直近日の終値）を下回る場合は、当該終値とする。なお、新株予約権発行後、当社が株式の分割または時価を下回る価額で新株を発行するときは、次の算式により払込金額を調整し、調整による１円未満の端数は切り上げる。

$$\text{調整後払込金額}=\text{調整前払込金額}\times\frac{\text{既発行株式数}+\dfrac{\text{新株発行株式数}\times\text{１株当たり払込金額}}{\text{分割・新株発行前の１株当たりの時価}}}{\text{既発行株式数}+\text{分割・新規発行による増加株式数}}$$

② 【商法等改正整備法第19条第２項の規定により新株予約権付社債とみなされる転換社債又は新株引受権付社債】

銘柄 (発行日)	中間会計期間末現在 (平成14年９月30日)			提出日の前月末現在 (平成14年10月31日)		
	転換社債の残高 (百万円)	転換価格 (円)	資本組入額 (円)	転換社債の残高 (百万円)	転換価格 (円)	資本組入額 (円)
第３回無担保転換社債 (平成元年６月22日)	29,735	2,965.60	1,483	29,735	2,965.60	1,483

(3) 【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数 (千株)	発行済株式総数残高 (千株)	資本金増減額 (百万円)	資本金残高 (百万円)	資本準備金増減額 (百万円)	資本準備金残高 (百万円)
平成14年９月30日	―	249,109	―	64,082	―	88,753

(4) 【大株主の状況】

平成14年９月30日現在

氏名又は名称	住所	所有株式数 (千株)	発行済株式総数に対する所有株式数の割合(%)
日本トラスティサービス信託銀行株式会社信託口	東京都中央区晴海１―８―11	14,382	5.77
株式会社東京三菱銀行	東京都千代田区丸の内２―７―１	11,624	4.67
日本マスタートラスト信託銀行株式会社信託口	東京都港区浜松町２―11―３	10,238	4.11
日本生命保険相互会社	東京都千代田区有楽町１―２―２ 日本生命証券管理部内	7,980	3.20
ザチエースマンハッタンバンクエヌエイロンドンエスエルオムニバスアカウント	東京都中央区日本橋兜町６―７ (常代) みずほコーポレート銀行兜町証券決済業務室	7,811	3.14
ボストンセーフデポズイットビーエスディーティートリーティークライアンツオムニバ	東京都千代田区丸の内２―７―１ カストディ業務部 (常代)株式会社東京三菱銀行	5,912	2.37
モルガン信託銀行株式会社非課税口	東京都港区赤坂５―２―20 赤坂パークビルヂング	5,795	2.33
株式会社三井住友銀行	東京都千代田区有楽町１―１―２	5,743	2.31
株式会社京都銀行	京都府京都市下京区烏丸通松原上る薬師前町700	5,717	2.29
株式会社大和銀行	大阪府大阪市中央区備後町２―２―１	4,559	1.83
計	―	79,761	32.02

(注) 平成14年３月時点で、シュローダー投信投資顧問株式会社より提出された大量保有報告書により、平成14年３月時点の同社グループ６社による当社株保有は、23,035千株であることが確認できている。ただし、平成14年９月30日時点の株主名簿に記載されている同社グループによる保有数は以下のとおりである。

シュローダーインベストメントマネージメントクライアントジェネラル	1,371千株
シュローダーインベストメントマネージメントクライアントプリテル	700
シュローダーインベストメントマネージメントクライアントポスファンド	480
シュローダーインベストメントマネージメントクライアントアイエスエルレンディング	78
シュローダーインベストメントマネージメントホンコンリミテッドクライアントアカウント	55
シュローダーインベストメントマネージメントホンコンリミテッドジャスデックノントリーティ	4

(5) 【議決権の状況】

① 【発行済株式】

平成14年９月30日現在

区　　分	株式数（株）	議決権の数(個)	内　容
無議決権株式	—	—	—
議決権制限株式（自己株式等）	—	—	—
議決権制限株式（その他）	—	—	—
完全議決権株式（自己株式等）	普通株式 939,000	—	権利内容に何ら限定のない当社における標準となる株式
完全議決権株式（その他）	普通株式 245,224,000	245,224	同上
単元未満株式	普通株式 2,946,236	—	同上
発行済株式総数	249,109,236	—	—
総株主の議決権	—	245,224	—

（注）１　「完全議決権株式(その他)」の「株式数」および「議決権の数」の中には、証券保管振替機構名義の株式がそれぞれ37,000株および37個含まれている。

２　単元未満株式には当社保有の自己株式319株が含まれている。

② 【自己株式等】

平成14年９月30日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
オムロン株式会社	京都市下京区塩小路通堀川東入南不動堂町801番地	939,000	—	939,000	0.38
計	—	939,000	—	939,000	0.38

（注）　株主名簿上は、当社名義となっているが、実質的に保有していない株式が2,000株ある。
なお、当該株式は上記①「発行済株式」の「完全議決権株式（その他）」の「株式数」および「議決権の数」の中にそれぞれ2,000株および２個含まれている。

２ 【株価の推移】

【当該中間会計期間における月別最高・最低株価】

月別	平成14年 ４月	５月	６月	７月	８月	９月
最高(円)	2,055	2,115	2,040	1,950	1,877	1,681
最低(円)	1,790	1,908	1,671	1,685	1,571	1,494

（注）　最高・最低株価は、大阪証券取引所市場第一部におけるものである。

３ 【役員の状況】

前事業年度の有価証券報告書提出日後、当半期報告書提出日までにおいて役員の異動はない。

第５　【経理の状況】

１　中間連結財務諸表及び中間財務諸表の作成方法について

①　当社の前中間連結会計期間(平成13年４月１日から平成13年９月30日まで)の中間連結財務諸表は「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。)附則第２項の規定により、当中間連結会計期間(平成14年４月１日から平成14年９月30日まで)の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則の一部を改正する内閣府令」(平成14年内閣府令第12号)附則第４項の規定により、米国において一般に認められる会計原則に基づいて作成している。

ただし、セグメント情報については、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号。以下、「中間連結財務諸表規則」という。)に基づいて作成している。

②　当社の中間財務諸表は「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。)に基づいて作成している。

なお、前中間会計期間(平成13年４月１日から平成13年９月30日まで)は、改正前の中間財務諸表等規則に基づき、当中間会計期間(平成14年４月１日から平成14年９月30日まで)は、改正後の中間財務諸表等規則に基づいて作成している。

２　監査証明について

当社は、証券取引法第193条の２の規定に基づき、前中間連結会計期間(平成13年４月１日から平成13年９月30日まで)および当中間連結会計期間(平成14年４月１日から平成14年９月30日まで)の中間連結財務諸表ならびに前中間会計期間(平成13年４月１日から平成13年９月30日まで)および当中間会計期間(平成14年４月１日から平成14年９月30日まで)の中間財務諸表について、監査法人トーマツにより中間監査を受けている。

1 【中間連結財務諸表等】

(1) 【中間連結財務諸表】

① 【中間連結貸借対照表】

		第65期中間期 (平成13年９月30日)		第66期中間期 (平成14年９月30日)		第65期の連結貸借対照表 (平成14年３月31日)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
(資産の部)							
流動資産							
現金及び現金同等物	(注記Ｉ－Ｆ)	63,500		83,240		70,779	
受取手形及び売掛金		102,476		97,506		114,906	
貸倒引当金	(注記Ｉ－Ｆ)	△2,031		△2,958		△2,755	
たな卸資産	(注記Ｉ－Ｆ)	94,526		82,152		74,617	
繰延税金	(注記Ｉ－Ｆ)	11,661		14,091		13,001	
その他の流動資産		9,440		9,445		6,950	
流動資産合計		279,572	52.2	283,476	51.3	277,498	50.5
有形固定資産	(注記Ｉ－Ｆ)						
土地		50,499		46,512		46,979	
建物及び構築物		113,225		98,699		108,547	
機械その他		133,723		130,974		133,672	
建設仮勘定		5,605		7,386		8,642	
減価償却累計額		△146,205		△140,302		△145,546	
有形固定資産合計		156,847	29.3	143,269	25.9	152,294	27.7
投資その他の資産							
関連会社に対する投資及び貸付金	(注記Ｉ－Ｄ)	977		566		785	
投資有価証券	(注記Ｉ－Ｂ, Ｆ, Ⅱ－Ａ)	43,662		40,938		43,431	
施設借用保証金		10,820		10,050		10,653	
繰延税金	(注記Ｉ－Ｆ)	24,547		54,324		43,901	
その他の資産		18,954		19,997		20,804	
投資その他の資産合計		98,960	18.5	125,875	22.8	119,574	21.8
資産合計		535,379	100.0	552,620	100.0	549,366	100.0

		第65期中間期（平成13年９月30日）		第66期中間期（平成14年９月30日）		第65期の連結貸借対照表（平成14年３月31日）	
区分	注記番号	金額（百万円）	構成比（%）	金額（百万円）	構成比（%）	金額（百万円）	構成比（%）
（負債の部）							
流動負債							
短期借入金	（注記Ⅱ－B）	14,050		19,963		14,723	
支払手形及び買掛金・未払金		58,972		58,172		60,000	
未払費用		23,978		22,435		22,748	
未払税金		3,400		3,387		3,832	
その他の流動負債		22,619		28,385		26,950	
一年以内に返済予定の長期債務	（注記Ⅱ－B）	1,364		12,051		1,192	
流動負債合計		124,383	23.2	144,393	26.1	129,445	23.6
長期債務	（注記Ⅱ－B）	43,934	8.2	40,672	7.4	42,796	7.8
繰延税金	（注記Ⅰ－F）	88	0.0	538	0.1	436	0.1
退職給付引当金	（注記Ⅰ－B，F）	47,909	8.9	86,462	15.6	75,367	13.7
その他の固定負債		302	0.1	288	0.1	291	0.0
少数株主持分		2,425	0.5	2,374	0.4	2,797	0.5
負債合計		219,041	40.9	274,727	49.7	251,132	45.7
（資本の部）							
資本金		64,082	12.0	64,082	11.6	64,082	11.7
普通株式 授権株式数 第65期中間期 487,000,000株 第66期中間期 487,000,000株 第65期 487,000,000株 発行済株式数 第65期中間期 249,109,236株 第66期中間期 249,109,236株 第65期 249,109,236株							
資本剰余金		98,705	18.4	98,705	17.9	98,705	18.0
利益準備金		7,728	1.4	7,639	1.4	7,660	1.4
その他の剰余金		174,541	32.6	144,123	26.1	155,069	28.2
その他の包括利益（△損失）累計額	（注記Ⅰ－F，Ⅱ－G）	△26,895	△5.0	△34,558	△6.3	△25,363	△4.6
自己株式 第65期中間期 780,000株 第66期中間期 939,319株 第65期 836,289株		△1,823	△0.3	△2,098	△0.4	△1,919	△0.4
資本合計		316,338	59.1	277,893	50.3	298,234	54.3
負債・資本合計		535,379	100.0	552,620	100.0	549,366	100.0

② 【中間連結損益計算書】

区分	注記番号	第65期中間期 (自　平成13年４月１日 至　平成13年９月30日) 金額(百万円)		百分比(%)	第66期中間期 (自　平成14年４月１日 至　平成14年９月30日) 金額(百万円)		百分比(%)	第65期の連結損益計算書 (自　平成13年４月１日 至　平成14年３月31日) 金額(百万円)		百分比(%)
売上高	(注記Ⅰ－F)		256,184	100.0		246,890	100.0		533,964	100.0
売上原価及び費用										
売上原価		165,037			151,978			353,429		
販売費及び一般管理費	(注記Ⅰ－B, F)	65,720			65,124			134,907		
試験研究開発費		20,297			18,332			41,407		
支払利息及び受取利息―純額―	(注記Ⅰ－F, Ⅱ－B)	114			209			223		
為替差損益―純額―	(注記Ⅰ－F)	1,304			589			1,506		
その他費用―純額―	(注記Ⅱ－E)	135	252,607	98.6	23,386	259,618	105.2	27,865	559,337	104.8
法人税等・少数株主損益及び会計原則変更による累積影響額調整前純利益又は純損失(△)			3,577	1.4		△12,728	△5.2		△25,373	△4.8
法人税等	(注記Ⅰ－F, Ⅱ－F)		1,771	0.7		△3,051	△1.3		△9,348	△1.8
少数株主損益及び会計原則変更による累積影響額調整前純利益又は純損失(△)			1,806	0.7		△9,677	△3.9		△16,025	△3.0
少数株主損益			36	0.0		49	0.0		132	0.0
会計原則変更による累積影響額調整前純利益又は純損失(△)			1,770	0.7		△9,726	△3.9		△16,157	△3.0
会計原則変更による累積影響額			384	0.1		―	―		384	0.0
中間純利益又は中間(当期)純損失(△)			2,154	0.8		△9,726	△3.9		△15,773	△3.0
１株当たり利益又は損失(△)及び現金配当額	(注記Ⅰ－B, Ⅱ－D)									
１株当たり会計原則変更による累積影響額調整前純利益又は純損失(△)										
基本的			7.1円			△39.2円			△65.0円	
希薄化後			7.1円			△39.2円			△65.0円	
１株当たり中間純利益又は中間(当期)純損失(△)										
基本的			8.7円			△39.2円			△63.5円	
希薄化後			8.7円			△39.2円			△63.5円	
１株当たり現金配当額			6.5円			5.0円			13.0円	

③ 【中間連結株主持分計算書】

第65期中間期（自平成13年４月１日　至平成13年９月30日）

項目	発行済株式数(株)	資本金(百万円)	資本剰余金(百万円)	利益準備金(百万円)	その他の剰余金(百万円)	その他の包括利益(△損失)累計額(百万円)	自己株式(百万円)
第64期末現在	249,109,236	64,082	98,705	7,652	174,077	△17,346	△1,212
中間純利益					2,154		
中間配当金（１株当たり６円50銭）					△1,614		
利益準備金繰入				76	△76		
その他の包括利益(△損失)						△9,549	
自己株式の取得							△629
ストックオプションの行使							18
第65期中間期末現在	249,109,236	64,082	98,705	7,728	174,541	△26,895	△1,823

第66期中間期（自平成14年４月１日　至平成14年９月30日）

項目	発行済株式数(株)	資本金(百万円)	資本剰余金(百万円)	利益準備金(百万円)	その他の剰余金(百万円)	その他の包括利益(△損失)累計額(百万円)	自己株式(百万円)
第65期末現在	249,109,236	64,082	98,705	7,660	155,069	△25,363	△1,919
中間純損失(△)					△9,726		
中間配当金（１株当たり５円00銭）					△1,241		
利益準備金取崩				△21	21		
その他の包括利益(△損失)						△9,195	
自己株式の取得							△179
第66期中間期末現在	249,109,236	64,082	98,705	7,639	144,123	△34,558	△2,098

第65期（自平成13年４月１日　至平成14年３月31日）の連結株主持分計算書

項目	発行済株式数(株)	資本金(百万円)	資本剰余金(百万円)	利益準備金(百万円)	その他の剰余金(百万円)	その他の包括利益(△損失)累計額(百万円)	自己株式(百万円)
第64期末現在	249,109,236	64,082	98,705	7,652	174,077	△17,346	△1,212
当期純損失(△)					△15,773		
配当金（１株当たり13円00銭）					△3,227		
利益準備金繰入及び取崩				8	△8		
その他の包括利益(△損失)						△8,017	
自己株式の取得							△725
ストックオプションの行使							18
第65期末現在	249,109,236	64,082	98,705	7,660	155,069	△25,363	△1,919

④ 【中間連結キャッシュ・フロー計算書】

		第65期中間期 (自 平成13年4月1日 至 平成13年9月30日)		第66期中間期 (自 平成14年4月1日 至 平成14年9月30日)		第65期の 連結キャッシュ・フロー計算書 (自 平成13年4月1日 至 平成14年3月31日)	
区分	注記番号	金額(百万円)		金額(百万円)		金額(百万円)	
Ⅰ 営業活動によるキャッシュ・フロー							
1 中間純利益又は中間(当期)純損失(△)			2,154		△9,726		△15,773
2 営業活動によるキャッシュ・フローと中間純利益又は中間(当期)純損失の調整							
(1) 減価償却費		15,364		15,300		33,569	
(2) 固定資産除売却損益(純額)		75		△62		1,314	
(3) 固定資産の減損		—		4,141		6,815	
(4) 有価証券売却損益(純額)		△1,518		51		△1,008	
(5) 投資有価証券及びその他の資産の減損		1,530		1,126		17,199	
(6) 貸倒損失		189		400		520	
(7) 退職給付引当金		789		3,406		2,616	
(8) 繰延税金		△1,466		△7,287		△16,131	
(9) 少数株主損益		36		49		132	
(10) 事業売却益		—		△240		—	
(11) 会計原則変更による累積影響額		△384		—		△384	
(12) 資産・負債の増減							
① 受取手形及び売掛金の減少		30,885		18,766		19,402	
② たな卸資産の減少(△増加)		△3,336		△8,054		17,403	
③ その他の資産の減少(△増加)		△569		△1,706		2,279	
④ 支払手形及び買掛金・未払金の減少		△23,188		△2,165		△22,291	
⑤ 未払税金の減少		△11,372		△433		△10,992	
⑥ 未払費用及びその他流動負債の増加(△減少)		△3,806		1,597		△1,082	
(13) その他(純額)		△704	2,525	△117	24,772	99	49,460
営業活動によるキャッシュ・フロー			4,679		15,046		33,687
Ⅱ 投資活動によるキャッシュ・フロー							
1 短期投資及び投資有価証券の売却による収入			2,687		59		3,111
2 短期投資及び投資有価証券の取得			△2,449		△343		△6,181
3 資本的支出			△17,845		△13,772		△38,896
4 施設借用保証金の減少			338		611		506
5 有形固定資産の売却による収入			1,014		1,129		1,450
6 少数株主持分の買取			△91		△101		△111
7 事業の買収による支出			—		△410		—
投資活動によるキャッシュ・フロー			△16,346		△12,827		△40,121
Ⅲ 財務活動によるキャッシュ・フロー							
1 短期借入金の増加			5,151		3,939		5,786
2 長期債務の増加			12,765		10,203		13,102
3 長期債務の返済			△25,534		△1,415		△26,970
4 親会社の支払配当金			△1,616		△1,614		△3,230
5 少数株主への支払配当金			△37		△222		△37
6 自己株式の取得			△629		△179		△725
7 ストックオプションの行使			18		—		18
財務活動によるキャッシュ・フロー			△9,882		10,712		△12,056
Ⅳ 換算レート変動の影響			△572		△470		3,648
現金及び現金同等物の増減額			△22,121		12,461		△14,842
期首現金及び現金同等物残高			85,621		70,779		85,621
中間期末(期末)現金及び現金同等物残高			63,500		83,240		70,779
営業活動によるキャッシュ・フローの追記							
1 支払利息の支払額			720		721		1,264
2 中間(当期)税金の支払額			14,634		4,681		17,748
キャッシュ・フローを伴わない投資及び財務活動の追記							
1 資本的支出に関連する債務			1,535		1,548		1,516

中間連結財務諸表注記事項

I　重要な会計方針の概要

A　(中間)連結財務諸表の作成基準

(中間)連結財務諸表は、欧州において発行した預託証券にかかる事業年度の財務諸表に対する要求に基づき、米国において一般に認められる会計原則(会計研究公報(ＡＲＢ)、会計原則審議会(ＡＰＢ)意見書、財務会計基準審議会(ＦＡＳＢ)基準書等)に基づいて作成している。ただし、中間連結財務諸表規則にて定められていない一部の項目については記載を省略している。また、セグメント情報は(中間)連結財務諸表規則に基づいて作成しており、ＦＡＳＢ基準書第131号に基づくセグメント別財務報告は作成していない。

当社は、欧州にて昭和45年２月７日、香港にて昭和48年10月13日、時価発行による公募増資を実施した。この時の預託契約に基づき、昭和42年３月31日に終了した連結会計年度より米国において一般に認められる会計原則に基づいて連結財務諸表を作成していたことを事由として、昭和53年３月30日に「連結財務諸表規則取扱要領第86に基づく承認申請書」を大蔵大臣へ提出し、同年３月31日付の蔵証第496号により、米国において一般に認められる会計原則に基づいて連結財務諸表を作成することにつき承認を受けている。そのため、連結財務諸表については昭和53年３月31日に終了した連結会計年度より継続して、また、中間連結財務諸表については中間連結財務諸表規則が施行された平成12年９月30日に終了した中間連結会計期間より継続して、米国において一般に認められる会計原則に基づいて(中間)連結財務諸表を開示している。

なお、当社は米国証券取引委員会への登録は行っていない。

B　我国の連結財務諸表原則及び(中間)連結財務諸表規則に準拠して作成する場合との主要な相違の内容

1　有価証券

提出会社の(中間)財務諸表では、有価証券の評価について「金融商品に係る会計基準」を適用している。(中間)連結財務諸表では、ＦＡＳＢ基準書第115号「特定の負債有価証券及び持分有価証券投資の会計」を適用している。本会計処理による法人税等・少数株主損益及び会計原則変更による累積影響額調整前純損益影響額は、第65期中間期588百万円(利益)、第66期中間期548百万円(損失)および第65期4,563百万円(損失)である。

2　退職給付引当金

提出会社の(中間)財務諸表では、「退職給付に係る会計基準」を適用している。(中間)連結財務諸表では、ＦＡＳＢ基準書第87号の規定に従って計上している。本会計処理による法人税等・少数株主損益及び会計原則変更による累積影響額調整前純損益影響額は、第65期中間期320百万円(損失)、第66期中間期685百万円(損失)および第65期1,039百万円(損失)である。

3　新株及び社債発行費用

提出会社の(中間)財務諸表では、発行時に全額費用処理している。(中間)連結財務諸表では、新株発行費用については税効果調整後、資本剰余金より控除し、また、社債発行費用については繰延資産として処理し、かつ、転換社債発行に係るもののうち、株式に転換された部分に対応する未償却残高を税効果調整後、資本剰余金より控除している。本会計処理による法人税等・少数株主損益及び会計原則変更による累積影響額調整前純損益影響額は、第65期中間期28百万円(損失)、第66期中間期28百万円(損失)および第65期56百万円(損失)である。

4　有給休暇の処理

(中間)連結財務諸表では、ＦＡＳＢ基準書第43号の規定に基づいて従業員の未使用有給休暇に対応する人件費負担相当額を未払計上している。本会計処理による法人税等・少数株主損益及び会計原則変更による累積影響額調整前純損益影響額は、第65期中間期および第66期中間期は影響なし、第65期44百万円(利益)である。

5　役員賞与の処理

第65期の提出会社の財務諸表では、確定方式により剰余金の処分として利益処分計算書に記載している。第65期の連結財務諸表では、繰上げ方式により販売費及び一般管理費として未払計上している。本会計処理による法人税等・少数株主損益及び会計原則変更による累積影響額調整前純利益影響額は、第65期中間期および第66期中間期は影響なし、第65期49百万円(損失)である。

6　長期性資産

提出会社の(中間)財務諸表では、土地は「土地の再評価に関する法律」(平成10年３月31日公布法律第34号)および「土地の再評価に関する法律の一部を改正する法律」(平成13年６月29日公布法律第94号)を適用している。第65期の連結財務諸表ではＦＡＳＢ基準書第121号の規定に基づいて、また、第66期中間期の中間連結財務諸表ではＦＡＳＢ基準書第144号の規定に基づいて、長期性資産および特定の識別できる無形資産について帳簿価額を回収できない恐れのある事象または状況の変化が起きた場合には、減損についての検討を行い、減損が生じていると考えられる場合には、帳簿価額が公正価額を上回る額を減損額として認識している。本会計処理による法人税等・少数株主損益及び会計原則変更による累積影響額調整前純損益影響額は、第65期中間期は影響なし、第66期中間期3,225百万円(損失)、第65期6,815百万円(損失)である。

7　表示様式

(1) (中間)連結剰余金計算書の表示の範囲を拡大し、資本の部に含まれる全ての項目について「(中間)連結株主持分計算書」として開示している。

(2) (中間)連結損益計算書の下に、１株当たり利益及び現金配当額を表示している。

(3) 我国の(中間)連結財務諸表規則において開示が要求されている１株当たり純資産額は、米国会計原則では要求されていないが、第65期中間期末現在1,274円、第66期中間期末現在1,120円、第65期末現在1,201円である。

C　連結の範囲

(中間)連結財務諸表には、全ての子会社が含まれている。

子会社：第65期中間期末……オムロン熊本㈱、OMRON EUROPE B.V.ほか　計133社
　　　　第66期中間期末……オムロン熊本㈱、OMRON EUROPE B.V.ほか　計137社
　　　　第65期末……………オムロン熊本㈱、OMRON EUROPE B.V.ほか　計133社

わが国の(中間)連結財務諸表規則によった場合と比較して重要な差はない。

D　持分法の適用

全ての関連会社に対する投資額は、持分法によって計上している。

持分法適用関連会社：第65期中間期末……双立電機㈱ほか　計12社
　　　　　　　　　　第66期中間期末……㈱柳電社ほか　　計11社
　　　　　　　　　　第65期末……………双立電機㈱ほか　計13社

わが国の(中間)連結財務諸表規則によった場合と比較して重要な差はない。

E　子会社の事業年度

(中間)会計期間の末日が(中間)連結決算日と異なる子会社は第65期中間期11社、第66期中間期および第65期12社であり、これらのうち第65期中間期８社、第66期中間期および第65期９社については、(中間)連結決算日の(中間)財務諸表を用い、それ以外の子会社については子会社の(中間)決算日の(中間)財務諸表を用いて(中間)連結財務諸表を作成している。この(中間)決算日の差異により生じる連結会社相互間の重要な取引の差異については、必要な調整を行っている。

F　会計処理基準

1　現金及び現金同等物

当社は現金および要求払預金のほか、取得日から３ヶ月以内に満期日の到来する流動性の高い追加型公社債投資信託の受益証券、定期預金、現先短期貸付金、およびコマーシャルペーパー等を「現金及び現金同等物」と定義している。

2　貸倒引当金

貸倒引当金は主として当社および子会社の過去の貸倒損失実績および債権残高に対する潜在的損失の評価に基づいて、妥当と判断される額を計上している。

3　有価証券

ＦＡＳＢ基準書第115号「特定の負債有価証券及び持分有価証券投資の会計」に基づき、当社および子会社の保有する市場性のある有価証券は売却可能有価証券に区分され、未実現損益を反映させた公正価額で評価し、未実現損益は関連税額控除後の金額で資本の部のその他の包括利益累計額に含めて表示している。

売却可能有価証券のうち、その公正価額の下落が一時的でないものについては、正味実現可能額まで評価減を行い、評価減金額は当期の損益に含めている。

取得価額の算定は、移動平均法によっている。

4　たな卸資産

たな卸資産は低価法(取得価額の算定方法は先入先出法による)により評価している。

5　有形固定資産

有形固定資産は取得原価で計上している。減価償却費はその資産の見積耐用年数をもとに定率法(ただし、海外子会社の一部は定額法)で算出している。建物および構築物の見積耐用年数は概ね３年から50年、機械その他の見積耐用年数は概ね２年から15年である。

6　のれんおよびその他の無形資産

当社および子会社は当(中間)連結会計期間よりＦＡＳＢ基準書第142号「のれんおよび無形資産」を適用している。当基準書では、のれんの会計処理について償却法から減損アプローチ法へ変更された。従って、当基準書の適用により、のれん(過去の企業結合により計上されたのれんを含む)の償却は中止されている。当基準書の適用による(中間)連結財務諸表への影響は軽微である。

7　長期性資産

ＦＡＳＢ基準書第144号「長期性資産の減損または処分の会計」に基づき、長期性資産および特定の識別できる無形資産について、当該資産の帳簿価額を回収できないかもしれないという事象または状況の変化が起きた場合には、減損についての検討を行っている。保有して使用する資産の回収可能性は、当該資産の帳簿価額を当該資産から生み出されると期待される将来のキャッシュ・フロー純額(現在価値への割引前、かつ、利息費用控除前)と比較することにより測定される。減損が生じていると考えられる場合には、帳簿価額が公正価額を上回る額を減損額として認識することになる。処分する資産については、帳簿価額または売却費用控除後の公正価額のいずれか低い価額で評価している。

8　退職給付引当金

ＦＡＳＢ基準書第87号の規定に従って計上している。なお、中間連結会計期間は、連結会計年度末における予測給付債務及び年金資産の見込額等に基づき中間連結会計期間において発生していると認められる額を計上している。

9　収益の認識

当社および子会社は、商品の所有権の移転、商品の配達、売価の決定あるいは確定、債権の回収が可能であること等を含む納得性のある事象の発生をもって、収益の認識をしている。これらの事象は、商品の出荷やサービスの提供時点で条件が満たされる。

10　広告宣伝費

広告宣伝費は、発生時に費用認識しており、「販売費及び一般管理費」に含めて表示している。広告宣伝費の金額は、第65期中間期3,794百万円、第66期中間期3,003百万円、第65期7,931百万円である。

11　ストックオプション制度の会計処理

当社は、当社の取締役および使用人が、権利付与日の市場価格を下回らない価格で当社の株式を当社から譲渡を受けることができるものとするストックオプション制度を第62期より導入している。当社はこの会計処理について、ＦＡＳＢ基準書第123号「株式に基づく報酬の会計処理」の規定において認められる、ＡＰＢ意見書第25号「従業員に発行した株式の会計処理」を適用している。その結果、権利付与に伴う報酬コストは認識されずＦＡＳＢ基準書第123号の規定による権利付与日の公正価値に基づいて算出される報酬コストは僅少なため開示していない。

12　法人税等の会計処理

ＦＡＳＢ基準書第109号に規定された資産・負債法による税効果会計の基準を適用している。

13　デリバティブの会計処理

当社および子会社は、ＦＡＳＢ基準書第133号「デリバティブ商品およびヘッジに関する会計処理」およびＦＡＳＢ基準書第138号「特定のデリバティブ商品および特定のヘッジに関する会計処理（ＦＡＳＢ基準書第133号の修正）」を適用している。これらの基準書は、デリバティブ商品およびヘッジに関する会計処理および開示の基準を規定しており、すべてのデリバティブ商品を公正価額で貸借対照表上、資産または負債として認識することを要求している。

為替予約取引および通貨オプション取引について、デリバティブ契約締結時点において、当社および子会社では予定取引に対するヘッジあるいは認識された資産または負債に関連する受取または支払のキャッシュ・フローに対するヘッジ（「キャッシュ・フロー」ヘッジまたは「外貨」ヘッジ）に指定する。当社および子会社では、リスクマネジメントの目的およびさまざまなヘッジ取引に関する戦略と同様に、ヘッジ手段とヘッジ対象の関係も正式に文書化している。この手順は、キャッシュ・フローヘッジまたは外貨ヘッジとして指定されたすべてのデ

リバティブ商品を連結貸借対照表上の特定の資産および負債または特定の確定契約あるいは予定取引に関連付けることを含んでいる。当社および子会社の方針によると、すべての為替予約取引および通貨オプション取引は、ヘッジ対象のキャッシュ・フローの変動を相殺することに対し、高度に有効でなくてはならない。

ヘッジ効果が高度に有効であり、かつ、キャッシュ・フローヘッジまたは外貨ヘッジとして指定および認定されたデリバティブ商品の公正価額の変動は、指定されたヘッジ対象のキャッシュ・フローの変動が損益に影響を与えるまで、その他の包括利益（損失）に計上される。

14　海外子会社の(中間)財務諸表項目の本邦通貨への換算

海外子会社の(中間)財務諸表は、ＦＡＳＢ基準書第52号の規定に基づいて資産・負債項目は(中間)決算日の為替相場、損益項目は期中平均為替相場によって換算している。なお、換算によって生じた換算差額は、為替換算調整額として資本の部のその他の包括利益累計額に含めて計上している。

15　利益処分項目の取扱い

利益処分項目の取扱いは、繰上げ方式によっている。

16　会計上の見積

(中間)連結財務諸表の作成にあたっては、(中間)期末日現在の資産・負債の金額、偶発的な資産・負債の開示および当該(中間)期間の収益・費用の金額に影響を与える様々な見積りや仮定を用いており、実際は、これらの見積りと異なる場合がある。

17　組替再表示

前中間連結会計期間の中間連結財務諸表および前連結会計年度の連結財務諸表の一部は、当中間連結会計期間の中間連結財務諸表の表示にあわせて組替再表示している。

Ⅱ　主な科目の内訳及び内容の説明

A　有価証券

ＦＡＳＢ基準書第115号「特定の負債有価証券及び持分有価証券投資の会計」に基づき、当社および子会社の保有する市場性のある有価証券は、売却可能有価証券に区分され、未実現損益を反映させた公正価額で計上している。

投資有価証券は負債証券および持分証券を含んでおり、そのうち市場性のある有価証券の取得原価または償却原価、総未実現利益・損失、公正価額は次のとおりである。

第65期中間期末

売却可能有価証券

	原価(＊)(百万円)	総未実現利益(百万円)	総未実現損失(百万円)	公正価額(百万円)
負債証券	21	—	—	21
持分証券	42, 807	5, 750	△12, 012	36, 545
投資有価証券計	42, 828	5, 750	△12, 012	36, 566

(＊)負債証券については償却原価、持分証券については取得原価を表示している。

売却可能有価証券の未実現損益(純額、関連税額控除後)は第65期中間期において8, 286百万円減少した。

第65期中間期における売却可能有価証券の売却収入は2, 665百万円であり、それらの売却益は1, 587百万円、売却損は69百万円である。

第66期中間期末

売却可能有価証券

	原価(＊)(百万円)	総未実現利益(百万円)	総未実現損失(百万円)	公正価額(百万円)
負債証券	40	—	—	40
持分証券	30, 563	7, 328	△1, 459	36, 432
投資有価証券計	30, 603	7, 328	△1, 459	36, 472

(＊)負債証券については償却原価、持分証券については取得原価を表示している。

売却可能有価証券の未実現損益(純額、関連税額控除後)は第66期中間期において964百万円減少した。

第66期中間期における売却可能有価証券の売却収入は28百万円であり、それらの売却益は２百万円、売却損は74百万円である。

売却可能有価証券に区分された持分証券について、市場価格の下落が一時的でないと考えられる事により認識した減損額は653百万円である。

第65期末

売却可能有価証券

	原価(＊) (百万円)	総未実現利益 (百万円)	総未実現損失 (百万円)	公正価額 (百万円)
負債証券	33	—	—	33
持分証券	31,185	8,346	△815	38,716
投資有価証券計	31,218	8,346	△815	38,749

(＊)負債証券については償却原価、持分証券については取得原価を表示している。

売却可能有価証券の未実現損益(純額、関連税額控除後)は第65期において286百万円減少した。

第65期における売却可能有価証券の売却収入は2,750百万円であり、それらの売却益は1,608百万円、売却損は321百万円である。

売却可能有価証券に区分された持分証券について、市場価格の下落が一時的でないと考えられる事により認識した減損額は13,845百万円である。

B　短期借入金および長期債務

1　短期借入金の期末残高に係る支払利息の加重平均利率は、第65期中間期末現在1.3%、第66期中間期末現在1.3%、第65期末現在1.7%である。

2　長期債務の内訳は、次のとおりである。

内訳	第65期中間期末（百万円）	第66期中間期末（百万円）	第65期末（百万円）
第３回無担保転換社債 　償還期限　平成16年　利率　1.7%	29,735	29,735	29,735
無担保借入金 　最終返済　平成17年　利率 　　第65期中間期末　0.6%～5.0% 　　第66期中間期末　0.4%～4.2% 　　第65期末　0.5%～4.2%	13,479	21,893	12,541
その他	2,084	1,095	1,712
合計	45,298	52,723	43,988
一年内返済予定額	1,364	12,051	1,192
長期債務	43,934	40,672	42,796

3　転換社債の転換価格は、次のとおりである。

内容	転換価格		
	第65期中間期末	第66期中間期末	第65期末
第３回無担保転換社債	2,965円60銭	2,965円60銭	2,965円60銭

転換社債の転換可能株式数は、第65期中間期末現在、第66期中間期末現在、第65期末現在でいずれも10,026,639株である。

4　第65期中間期、第66期中間期および第65期の短期借入金および長期債務に係る支払利息の費用計上額は、それぞれ733百万円、711百万円、1,291百万円である。

C　リース

第65期中間期末、第66期中間期末および第65期末において、重要なキャピタル・リース契約はない。

当社および子会社は、主として事務所および設備につき、オペレーティング・リース契約を締結している。リース期間が満了すれば、通常、更新または他のリースにより借り替えがなされる。(中間)期末における解約不能リースの将来最小賃借料支払額に関する情報は次のとおりである。

第65期中間期末 (百万円)		第66期中間期末 (百万円)		第65期末 (百万円)	
期日：９月30日		期日：９月30日		期日：３月31日	
平成14年	2,676	平成15年	2,526	平成15年	2,635
平成15年	2,503	平成16年	2,362	平成16年	2,449
平成16年	2,257	平成17年	2,302	平成17年	2,235
平成17年	2,090	平成18年	2,032	平成18年	2,093
平成18年	1,983	平成19年	1,973	平成19年	2,050
平成19年以降	21,121	平成20年以降	17,912	平成20年以降	19,071
合計	32,630	合計	29,107	合計	30,533

第65期中間期、第66期中間期および第65期の賃借料の総額は、それぞれ5,117百万円、5,600百万円および11,322百万円である。

当社および国内子会社の情報処理運用業務の相当部分について外部委託契約を行っている。当契約によると外部委託費用は、第66期(平成14年４月１日から平成15年３月31日まで)は中間期2,461百万円、年額4,922百万円であり、契約最終年度である第71期(平成19年４月１日から平成20年３月31日まで)の年額4,518百万円まで毎年段階的に減額される。

また、残存契約期間に係る委託費用の15%を支払うことにより、当該委託契約の解約は可能である。

D　１株当たり利益及び現金配当額

当社は１株当たり利益の算出にあたり、ＦＡＳＢ基準書第128号「１株当たり利益」を適用している。「希薄化後１株当たり利益」算出における、希薄化効果は、分子、分母それぞれ次のとおりである。

分子

	第65期中間期 (百万円)	第66期中間期 (百万円)	第65期 (百万円)
会計原則変更による累積影響額調整前純利益又は純損失(△)	1,770	△9,726	△16,157
希薄化効果：第３回無担保転換社債	—	—	—
希薄化後中間純利益又は中間(当期)純損失(△)	1,770	△9,726	△16,157
中間純利益又は中間(当期)純損失(△)	2,154	△9,726	△15,773
希薄化効果：第３回無担保転換社債	—	—	—
希薄化後中間純利益又は中間(当期)純損失(△)	2,154	△9,726	△15,773

分母

	第65期中間期（株式数）	第66期中間期（株式数）	第65期（株式数）
加重平均による期中平均発行済普通株式数	248, 490, 379	248, 234, 772	248, 401, 803
希薄化効果：第３回無担保転換社債	—	—	—
ストックオプション	11, 160	—	—
希薄化後発行済普通株式数	248, 501, 539	248, 234, 772	248, 401, 803

第66期中間期および第65期においては、転換社債の転換請求権の行使およびストックオプションの権利行使を仮定した場合の会計原則変更による累積影響額調整前純損失および中間(当期)純損失、発行済普通株式数に与える影響は、いずれも希薄化効果をもたらさないため、上記計算から除いている。

(中間)連結損益計算書上の１株当たり現金配当額については、利益処分項目を繰上げ方式により反映しているため、第65期では、期末後の株主総会において承認された配当額を含めて計算している。また、第65期中間期および第66期中間期では、中間期末後の取締役会において決議された中間配当額にて計算している。

E　その他費用

その他費用—純額—の主な内訳は次のとおりである。

	第65期中間期
投資有価証券及びその他の資産の減損	1, 530百万円
有価証券売却益(純額)	△1, 518

	第66期中間期
早期退職優遇制度等に伴う人的費用	18, 803百万円
有形固定資産の減損	4, 141

	第65期
投資有価証券及びその他の資産の減損	17, 199百万円
有形固定資産の減損	6, 815
固定資産除売却損(純額)	1, 314
有価証券売却益(純額)	△1, 008

第66期中間期および第65期に当社および子会社で一部の長期性資産について、廃棄の可能性を含む将来の転用を考慮に入れ、減損の検討を行った結果、一部の土地および建物(主として社員寮等)について、当該資産の将来キャッシュ・フローでは帳簿価額を回収することが期待できないため、減損が生じていると判断され、公正価額まで評価減を実施した。なお、見積公正価額は主として独立した、土地および建物の不動産鑑定によっている。土地および建物の減損額は第65期中間期—百万円、第66期中間期4, 141百万円、第65期6, 815百万円である。

F　法人税等

法人税等の内訳は次のとおりである。

内訳	第65期中間期（百万円）	第66期中間期（百万円）	第65期（百万円）
当期税額	3,237	4,236	6,783
繰延税額	△1,466	△7,287	△17,679
繰延税金資産に係る期首評価引当金の変更影響額	―	―	1,548
合計	1,771	△3,051	△9,348

G　その他の包括損益

その他の包括利益（△損失）累計額の項目別残高は以下のとおりである。

	第65期中間期（百万円）	第66期中間期（百万円）	第65期（百万円）
為替換算調整額			
期首残高	△13,712	△7,402	△13,712
（中間）当期増減額	△2,221	△3,414	6,310
（中間）期末残高	△15,933	△10,816	△7,402
最小退職年金債務調整額			
期首残高	△7,251	△21,224	△7,251
（中間）当期増減額	971	△4,744	△13,973
（中間）期末残高	△6,280	△25,968	△21,224
売却可能有価証券未実現利益			
期首残高	3,617	3,331	3,617
（中間）当期増減額	△8,286	△964	△286
（中間）期末残高	△4,669	2,367	3,331
デリバティブ未実現損益			
期首残高	―	△68	―
（中間）当期増減額	△13	△73	△68
（中間）期末残高	△13	△141	△68
その他の包括利益（△損失）累計額合計			
期首残高	△17,346	△25,363	△17,346
会計原則変更による累積影響額	△412	―	―
（中間）当期増減額	△9,137	△9,195	△8,017
（中間）期末残高	△26,895	△34,558	△25,363

H　偶発債務、デリバティブ取引およびヘッジ活動

1　保証債務

第65期中間期末現在、第66期中間期末現在および第65期末現在における保証債務はそれぞれ、2,071百万円、2,634百万円および1,912百万円である。なお、これには、他６社との連帯保証によるものがそれぞれ、1,204百万円、1,099百万円および1,099百万円含まれているが、７社間の取り決め書により、７社均等負担になっている。

2　デリバティブ取引

デリバティブ取引の公正価額は以下のとおりである。

	第65期中間期		第66期中間期		第65期	
	帳簿価額(百万円)	見積公正価額(百万円)	帳簿価額(百万円)	見積公正価額(百万円)	帳簿価額(百万円)	見積公正価額(百万円)
その他の流動資産						
(△その他の流動負債)						
為替予約取引	△23	△23	△484	△484	△540	△540
通貨オプション取引	△50	△50	1	1	△65	△65
金利スワップ取引	△25	△25	△5	△5	△15	△15

デリバティブ取引(主に為替予約取引および通貨オプション取引)の公正価額は金融機関から入手した時価、将来のキャッシュ・フローの割引現在価値、その他の評価手法を使用して見積価格を算定している。また、トレーディング目的のためのデリバティブ取引は行っていない。

キャッシュ・フローヘッジとして指定および認定された為替予約取引および通貨オプション取引の公正価額の変動は、その他の包括利益(損失)累計額として報告している。これらの金額は、ヘッジ対象資産・負債が損益に影響を与えるのと同一期間において、為替差損益―純額―として損益に組替えられる。第65期中間期末現在、第66期中間期末現在および第65期末現在における為替予約取引および通貨オプション取引に関連してその他の包括利益(損失)累計額に計上されたほぼ全額は、それぞれ今後６ヶ月、６ヶ月および12ヶ月以内に損益に組替えられると見込まれる。

子会社の一部はＦＡＳＢ基準書第133号のヘッジ基準を満たさない金利スワップ取引を利用している。これらの取引は公正価額で(中間)連結貸借対照表に計上している。また、その公正価額の変動は、当期の損益として計上している。

(1) 金利スワップ取引

子会社の一部は金利変動のリスクを軽減するために金利スワップ取引を利用しており、主に長期債務から生じる変動金利キャッシュ・フローを固定化している。この取引に係る支払利息および受取利息は相殺して支払利息に含めて計上している。契約相手は大規模な金融機関であり、信用リスクは小さいと考えている。

第65期中間期末、第66期中間期末および第65期末における金利スワップ取引の想定元本はそれぞれ2,500百万円、1,000百万円および2,500百万円である。

(2) 為替予約取引および通貨オプション取引

当社および子会社は、為替予約取引および通貨オプション取引を為替変動(主に、米ドル、ユーロ)をヘッジするために、継続的に利用している。これらの契約期間は概ね10カ月以内である。契約相手は大規模な金融機関であり、信用リスクは小さいと考えている。

第65期中間期末、第66期中間期末および第65期末における為替予約取引等の残高(想定元本)は次のとおりである。

	第65期中間期	第66期中間期	第65期
将来の売上取引を対象として：			
為替予約取引	13,165百万円	19,909百万円	16,328百万円
通貨オプション取引	1,791	1,226	8,049

上記の想定元本はデリバティブの取引規模を表しているが、実際の支払額及び受取額は、想定元本を基礎とした契約条件により決定される。

3 その他

当社および一部の子会社は、いくつかの未解決訴訟の被告となっている。しかし、当社および当社の弁護人が現時点で入手しうる情報に基づくと、当社の取締役会はこれらの訴訟が中間連結財務諸表に重要な影響を与えることはないと確信している。

Ⅰ　セグメント情報

【事業の種類別セグメント情報】

第65期中間期(自　平成13年４月１日　至　平成13年９月30日)

	インダストリアルオートメーションビジネス(百万円)	エレクトロニクスコンポーネンツビジネス(百万円)	ソーシアルシステムズビジネス(百万円)	ヘルスケアビジネス(百万円)	その他(百万円)	計(百万円)	消去または全社(百万円)	連結(百万円)
売上高								
① 外部顧客に対する売上高	96,494	60,753	53,770	18,748	26,419	256,184	—	256,184
② セグメント間の内部売上高	2,742	11,430	4,134	108	23,304	41,718	(41,718)	—
計	99,236	72,183	57,904	18,856	49,723	297,902	(41,718)	256,184
営業費用	90,654	67,851	60,735	18,410	47,612	285,262	(34,208)	251,054
営業利益	8,582	4,332	(2,831)	446	2,111	12,640	(7,510)	5,130

(注) 1　各事業の主要な製品

(1) インダストリアルオートメーションビジネス

……リレー、センサ、スイッチ、プログラマブル・コントローラ、タイマ、視覚認識装置、基板検査装置等

(2) エレクトロニクスコンポーネンツビジネス

……リレー、スイッチ、車載電装部品、アミューズメント機器用部品・ユニット、コネクタ等

(3) ソーシアルシステムズビジネス

……現金自動預金支払機、自動改札機、電子式キャッシュレジスタ、交通管制システム、駐車場システム等

(4) ヘルスケアビジネス

……電子血圧計・電子体温計・体脂肪計・マッサージャ等

(5) その他

……周辺機器等のＯＡ用専用機器、パーソナル・コンピュータ等のオープンシステムおよび関連機器、サービス事業等

2　配賦不能営業費用は、当社のグループ戦略室、グループ監査室、グループ法務・知財室、グループ広報・渉外室、経営総務室、人事本部、理財本部、ＩＴ推進総括本部、品質・環境本部、技術本部等の費用であり、「消去または全社」の項目に含めた配賦不能営業費用は、7,927百万円である。なお、当中間連結会計期間中に経営組織の再編を行ったため、第64期と比較して、一部の組織の名称が変更されているが、配賦不能営業費用の範囲に変更は無い。

3　営業利益は、中間連結損益計算書における売上高から売上原価、販売費及び一般管理費ならびに試験研究開発費を控除したものである。

(追加情報)　従来、エレクトロニクスコンポーネンツビジネスがセグメント間の内部売上としていた一部の製品または地域について、当中間連結会計期間より直接外部売上を行うことにしたため、エレクトロニクスコンポーネンツビジネスの外部顧客に対する売上高は7,069百万円増加し、インダストリアルオートメーションビジネスの外部顧客に対する売上高は同額減少している。また、エレクトロニクスコンポーネンツビジネスのセグメント間の内部売上高は5,047百万円減少している。

第66期中間期（自　平成14年４月１日　至　平成14年９月30日）

	インダストリアルオートメーションビジネス（百万円）	エレクトロニクスコンポーネンツビジネス（百万円）	ソーシアルシステムズビジネス（百万円）	ヘルスケアビジネス（百万円）	その他（百万円）	計（百万円）	消去または全社（百万円）	連結（百万円）
売上高								
①　外部顧客に対する売上高	98,233	67,279	41,803	20,367	19,208	246,890	—	246,890
②　セグメント間の内部売上高	2,669	9,638	3,154	49	21,129	36,639	(36,639)	—
計	100,902	76,917	44,957	20,416	40,337	283,529	(36,639)	246,890
営業費用	87,779	69,964	48,778	18,558	39,111	264,190	(28,756)	235,434
営業利益	13,123	6,953	(3,821)	1,858	1,226	19,339	(7,883)	11,456

（注）１　各事業の主要な製品

(1) インダストリアルオートメーションビジネス

……リレー、センサ、スイッチ、プログラマブル・コントローラ、タイマ、視覚認識装置、基板検査装置等

(2) エレクトロニクスコンポーネンツビジネス

……リレー、スイッチ、車載電装部品、アミューズメント機器用部品・ユニット、コネクタ等

(3) ソーシアルシステムズビジネス

……現金自動預金支払機、自動改札機、電子式キャッシュレジスタ、交通管制システム等

(4) ヘルスケアビジネス

……電子血圧計・電子体温計・体脂肪計・マッサージャ等

(5) その他

……周辺機器等のＯＡ用専用機器、パーソナル・コンピュータ等のオープンシステムおよび関連機器、サービス事業等

２　配賦不能営業費用は、当社の監査室、経営企画室、経営総務室、人事本部、業務改革本部、技術本部等の費用であり、「消去または全社」の項目に含めた配賦不能営業費用は、6,773百万円である。なお、当中間連結会計期間中に経営組織の再編を行ったため、第65期と比較して、一部の組織の名称が変更されているが、配賦不能営業費用の範囲に変更は無い。

３　営業利益は、中間連結損益計算書における売上高から売上原価、販売費及び一般管理費ならびに試験研究開発費を控除したものである。

４　ソーシアルシステムズビジネスには、ソーシアルシステムズ・ソリューション&サービス・ビジネスカンパニーとアドバンスト・モジュール・ビジネスカンパニーが含まれる。

（追加情報）　一部の製品または地域について、当中間連結会計期間より販売ルートの見直しを実施したため、以下のとおりの影響がある。

インダストリアルオートメーションビジネス	：外部顧客に対する売上高の減少	2,470百万円
エレクトロニクスコンポーネンツビジネス	：外部顧客に対する売上高の増加	3,597百万円
	セグメント間の内部売上高の減少	2,032百万円
ソーシアルシステムズビジネス	：外部顧客に対する売上高の増加	1,318百万円
	セグメント間の内部売上高の増加	582百万円
その他	：外部顧客に対する売上高の減少	2,445百万円
	セグメント間の内部売上高の減少	791百万円

第65期（自　平成13年４月１日　至　平成14年３月31日）

	インダストリアルオートメーションビジネス（百万円）	エレクトロニクスコンポーネンツビジネス（百万円）	ソーシアルシステムズビジネス（百万円）	ヘルスケアビジネス（百万円）	その他（百万円）	計（百万円）	消去または全社（百万円）	連結（百万円）
売上高								
①　外部顧客に対する売上高	186,984	128,193	124,627	40,617	53,543	533,964	—	533,964
②　セグメント間の内部売上高	6,426	19,701	8,990	218	47,323	82,658	(82,658)	—
計	193,410	147,894	133,617	40,835	100,866	616,622	(82,658)	533,964
営業費用	181,296	139,950	136,648	39,210	98,278	595,382	(65,639)	529,743
営業利益	12,114	7,944	(3,031)	1,625	2,588	21,240	(17,019)	4,221

（注）１　各事業の主要な製品

(1) インダストリアルオートメーションビジネス
……リレー、センサ、スイッチ、プログラマブル・コントローラ、タイマ、視覚認識装置、基板検査装置等

(2) エレクトロニクスコンポーネンツビジネス
……リレー、スイッチ、車載電装部品、アミューズメント機器用部品・ユニット、コネクタ等

(3) ソーシアルシステムズビジネス
……現金自動預金支払機、自動改札機、電子式キャッシュレジスタ、交通管制システム、駐車場システム等

(4) ヘルスケアビジネス
……電子血圧計・電子体温計・体脂肪計・マッサージャ等

(5) その他
……パソコン周辺機器、サービス事業等

２　配賦不能営業費用は、当社のグループ戦略室、グループ監査室、グループ法務・知財室、経営総務室、人事本部、理財本部、ＩＴ推進総括本部、品質・環境本部、技術本部等の費用であり、「消去または全社」の項目に含めた配賦不能営業費用は、15,817百万円である。なお、当連結会計年度中に経営組織の再編を行ったため、第64期と比較して、一部の組織の名称が変更されているが、配賦不能営業費用の範囲に変更は無い。

３　営業利益は、連結損益計算書における売上高から売上原価、販売費及び一般管理費ならびに試験研究開発費を控除したものである。

（追加情報）　従来、エレクトロニクスコンポーネンツビジネスがセグメント間の内部売上としていた一部の製品または地域について、当連結会計年度より直接外部売上を行うことにしたため、エレクトロニクスコンポーネンツビジネスの外部顧客に対する売上高は15,495百万円増加、インダストリアルオートメーションビジネスの外部顧客に対する売上高は13,948百万円減少、その他の外部顧客に対する売上高は1,547百万円減少している。また、エレクトロニクスコンポーネンツビジネスのセグメント間の内部売上高は9,020百万円減少している。

【所在地別セグメント情報】

第65期中間期(自　平成13年４月１日　至　平成13年９月30日)

	本国(百万円)	北米(百万円)	欧州(百万円)	アジア他(百万円)	計(百万円)	消去または全社(百万円)	連結(百万円)
売上高							
① 外部顧客に対する売上高	170,612	31,304	30,925	23,343	256,184	—	256,184
② セグメント間の内部売上高	36,976	266	254	13,113	50,609	(50,609)	—
計	207,588	31,570	31,179	36,456	306,793	(50,609)	256,184
営業費用	197,574	30,501	30,245	35,302	293,622	(42,568)	251,054
営業利益	10,014	1,069	934	1,154	13,171	(8,041)	5,130

(注) 1　国または地域の区分は、地理的近接度による。

2　本国以外の区分に属する主な国または地域

(1) 北米…………米国・カナダ

(2) 欧州…………オランダ・英国・ドイツ・フランス・イタリア

(3) アジア他……シンガポール・中国・韓国・豪州

3　営業費用のうち、「消去または全社」の項目に含めた配賦不能営業費用は、7,927百万円であり、その主なものは、当社のグループ戦略室、グループ監査室、グループ法務・知財室、グループ広報・渉外室、経営総務室、人事本部、理財本部、ＩＴ推進総括本部、品質・環境本部、技術本部等の費用である。なお、当中間連結会計期間中に経営組織の再編を行ったため、第64期と比較して、一部の組織の名称が変更されているが、配賦不能営業費用の範囲に変更は無い。

4　営業利益は、中間連結損益計算書における売上高から売上原価、販売費及び一般管理費ならびに試験研究開発費を控除したものである。

第66期中間期(自　平成14年４月１日　至　平成14年９月30日)

	本国(百万円)	北米(百万円)	欧州(百万円)	アジア他(百万円)	計(百万円)	消去または全社(百万円)	連結(百万円)
売上高							
① 外部顧客に対する売上高	152,230	34,621	34,339	25,700	246,890	—	246,890
② セグメント間の内部売上高	37,642	195	298	14,504	52,639	(52,639)	—
計	189,872	34,816	34,637	40,204	299,529	(52,639)	246,890
営業費用	179,543	31,463	33,032	37,789	281,827	(46,393)	235,434
営業利益	10,329	3,353	1,605	2,415	17,702	(6,246)	11,456

(注) 1　国または地域の区分は、地理的近接度による。

2　本国以外の区分に属する主な国または地域

(1) 北米…………米国・カナダ

(2) 欧州…………オランダ・英国・ドイツ・フランス・イタリア

(3) アジア他……シンガポール・中国・韓国・豪州

3　営業費用のうち、「消去または全社」の項目に含めた配賦不能営業費用は、6,773百万円であり、その主なものは、当社の監査室、経営企画室、経営総務室、人事本部、業務改革本部、技術本部等の費用である。なお、当中間連結会計期間中に経営組織の再編を行ったため、第65期と比較して、一部の組織の名称が変更されているが、配賦不能営業費用の範囲に変更は無い。

4　営業利益は、中間連結損益計算書における売上高から売上原価、販売費及び一般管理費ならびに試験研究開発費を控除したものである。

第65期(自　平成13年４月１日　至　平成14年３月31日)

	本国(百万円)	北米(百万円)	欧州(百万円)	アジア他(百万円)	計(百万円)	消去または全社(百万円)	連結(百万円)
売上高							
① 外部顧客に対する売上高	357,868	65,559	65,305	45,232	533,964	―	533,964
② セグメント間の内部売上高	67,774	512	478	26,002	94,766	(94,766)	―
計	425,642	66,071	65,783	71,234	628,730	(94,766)	533,964
営業費用	409,664	63,092	63,868	69,802	606,426	(76,683)	529,743
営業利益	15,978	2,979	1,915	1,432	22,304	(18,083)	4,221

(注) 1　国または地域の区分は、地理的近接度による。
2　本国以外の区分に属する主な国または地域
(1) 北米…………米国・カナダ
(2) 欧州…………オランダ・英国・ドイツ・フランス・イタリア
(3) アジア他……シンガポール・中国・韓国・豪州
3　営業費用のうち、「消去または全社」の項目に含めた配賦不能営業費用は、15,817百万円であり、その主なものは、当社のグループ戦略室、グループ監査室、グループ法務・知財室、経営総務室、人事本部、理財本部、ＩＴ推進総括本部、品質・環境本部、技術本部等の費用である。なお、当連結会計年度中に経営組織の再編を行ったため、第64期と比較して、一部の組織の名称が変更されているが、配賦不能営業費用の範囲に変更は無い。
4　営業利益は、連結損益計算書における売上高から売上原価、販売費及び一般管理費ならびに試験研究開発費を控除したものである。

【海外売上高】

第65期中間期(自　平成13年４月１日　至　平成13年９月30日)

	北米	欧州	アジア他	計
Ⅰ 海外売上高(百万円)	31,805	31,658	29,099	92,562
Ⅱ 連結売上高(百万円)				256,184
Ⅲ 連結売上高に占める海外売上高の割合(%)	12.4	12.3	11.4	36.1

(注) 1　国または地域の区分は、地理的近接度による。
2　本国以外の区分に属する主な国または地域
(1) 北米…………米国・カナダ
(2) 欧州…………オランダ・英国・ドイツ・フランス・イタリア
(3) アジア他……シンガポール・中国・韓国・豪州
3　海外売上高は、当社および本国に所在する子会社の輸出売上高ならびに本国以外の国に所在する子会社の売上高(いずれも内部売上高を除く)の合計である。

第66期中間期(自　平成14年4月1日　至　平成14年9月30日)

	北米	欧州	アジア他	計
Ⅰ　海外売上高(百万円)	35,154	34,936	32,450	102,540
Ⅱ　連結売上高(百万円)				246,890
Ⅲ　連結売上高に占める海外売上高の割合(%)	14.2	14.2	13.1	41.5

(注) 1　国または地域の区分は、地理的近接度による。
2　本国以外の区分に属する主な国または地域
(1) 北米…………米国・カナダ
(2) 欧州…………オランダ・英国・ドイツ・フランス・イタリア
(3) アジア他……シンガポール・中国・韓国・豪州
3　海外売上高は、当社および本国に所在する子会社の輸出売上高ならびに本国以外の国に所在する子会社の売上高(いずれも内部売上高を除く)の合計である。

第65期(自　平成13年4月1日　至　平成14年3月31日)

	北米	欧州	アジア他	計
Ⅰ　海外売上高(百万円)	67,068	67,026	55,016	189,110
Ⅱ　連結売上高(百万円)				533,964
Ⅲ　連結売上高に占める海外売上高の割合(%)	12.6	12.5	10.3	35.4

(注) 1　国または地域の区分は、地理的近接度による。
2　本国以外の区分に属する主な国または地域
(1) 北米…………米国・カナダ
(2) 欧州…………オランダ・英国・ドイツ・フランス・イタリア
(3) アジア他……シンガポール・中国・韓国・豪州
3　海外売上高は、当社および本国に所在する子会社の輸出売上高ならびに本国以外の国に所在する子会社の売上高(いずれも内部売上高を除く)の合計である。

J　重要な後発事象

第65期中間期

該当事項はない。

第66期中間期

該当事項はない。

第65期

平成14年5月8日、当社の取締役会は、定時株主総会の承認を条件として、自己株式の取得計画を決議した。当計画の実行は当社の任意であり、平成15年6月の定時株主総会開催日までの期間に、10,000百万円または5,000,000株の取得を上限としている。

平成14年5月29日、当社の取締役会は、30歳以上59歳未満、かつ、勤続10年以上の当社全従業員を対象に早期退職優遇制度の実施を決議した。対象の全従業員にとって、当制度への応募は完全に任意であり、募集期間は平成14年7月1日から平成14年8月30日までである。当制度に応募する従業員には、通常の退職給付に加え、年齢、勤続年数および年収に基づいて決定される退職加算金が支給される。当制度は任意応募であるため、当社は当該退職加算金を負債に計上していない。

(2) 【その他】

平成13年６月８日付けで、アルゼ株式会社から当社およびオムロン岡山株式会社ならびにサンワテクノス株式会社の３社を共同被告として、当社およびオムロン岡山株式会社に対しては製造物責任法に基づき、またサンワテクノス株式会社に対しては民法上の契約責任に基づき、186億74百万円の損害賠償請求訴訟の提起を受けていた。その後、アルゼ株式会社は、当社およびオムロン岡山株式会社に対しては契約責任および不法行為に基づく請求を主意的請求とし、製造物責任に基づく請求を予備的請求とする旨に訴えを変更し、また損害賠償額は61億48百万円に縮減された。

半期報告書提出日現在までに、東京地方裁判所において審理係属中であるが、被告３社はアルゼ株式会社の主張を全面的に争い、請求の棄却を求めている。

2 【中間財務諸表等】

(1) 【中間財務諸表】

① 【中間貸借対照表】

		前中間会計期間末（平成13年９月30日）			当中間会計期間末（平成14年９月30日）			前事業年度の要約貸借対照表（平成14年３月31日）		
区分	注記番号	金額（百万円）		構成比（％）	金額（百万円）		構成比（％）	金額（百万円）		構成比（％）
（資産の部）										
Ⅰ 流動資産										
1 現金及び預金		11,497			12,902			15,963		
2 受取手形	※2 ※5	7,580			5,964			7,287		
3 売掛金		64,156			57,230			69,809		
4 有価証券		10,195			—			—		
5 たな卸資産		37,914			31,149			27,541		
6 現先短期貸付金		13,082			25,999			16,799		
7 繰延税金資産		4,113			4,053			4,522		
8 その他	※4	34,148			22,507			29,642		
9 貸倒引当金		△303			△123			△363		
流動資産合計			182,382	45.8		159,681	41.6		171,200	44.7
Ⅱ 固定資産										
1 有形固定資産	※1									
1）建物		25,597			25,046			25,458		
2）土地		41,025			24,619			24,443		
3）その他		8,371			10,103			10,736		
計		74,993			59,768			60,637		
2 無形固定資産		5,448			7,005			6,582		
3 投資その他の資産										
1）投資有価証券		96,217			101,812			97,080		
2）長期貸付金		3,688			6,315			5,243		
3）繰延税金資産		20,117			33,148			24,168		
4）再評価に係る繰延税金資産		—			5,656			6,964		
5）その他		19,170			16,859			16,983		
6）貸倒引当金		△3,619			△6,248			△5,789		
計		135,573			157,542			144,649		
固定資産合計			216,014	54.2		224,315	58.4		211,868	55.3
資産合計			398,396	100.0		383,996	100.0		383,068	100.0

区分	注記番号	前中間会計期間末（平成13年９月30日） 金額（百万円）		構成比（%）	当中間会計期間末（平成14年９月30日） 金額（百万円）		構成比（%）	前事業年度の要約貸借対照表（平成14年３月31日） 金額（百万円）		構成比（%）
（負債の部）										
Ⅰ 流動負債										
1 支払手形	※5	1,736			1,569			1,266		
2 買掛金		36,319			35,483			39,386		
3 短期借入金		7,500			12,000			6,850		
4 １年以内に返済予定の長期借入金		142			11,467			138		
5 未払法人税等		346			134			143		
6 未払費用		9,797			6,456			7,921		
7 その他		10,709			14,966			14,867		
流動負債合計			66,549	16.7		82,075	21.4		70,571	18.4
Ⅱ 固定負債										
1 転換社債		29,735			29,735			29,735		
2 長期借入金		12,567			10,000			11,900		
3 退職給付引当金		43,264			46,175			43,911		
4 役員退職慰労引当金		713			757			741		
固定負債合計			86,279	21.7		86,667	22.5		86,287	22.5
負債合計	※3		152,828	38.4		168,742	43.9		156,858	40.9
（資本の部）										
Ⅰ 資本金			64,082	16.1		—	—		64,082	16.7
Ⅱ 資本準備金			88,753	22.3		—	—		88,753	23.2
Ⅲ 利益準備金			6,682	1.6		—	—		6,683	1.7
Ⅳ 再評価差額金			—	—		—	—		△9,618	△2.5
Ⅴ その他の剰余金										
1 任意積立金		80,946			—			80,945		
2 中間未処分利益又は当期未処理損失（△）		5,633			—			△6,788		
その他の剰余金合計			86,579	21.7		—	—		74,157	19.4
Ⅵ その他有価証券評価差額金			△528	△0.1		—	—		4,072	1.1
Ⅶ 自己株式			—	—		—	—		△1,919	△0.5
資本合計			245,568	61.6		—	—		226,210	59.1

Ⅰ　資本金			—	—		64,082	16.7		—	—
Ⅱ　資本剰余金										
1　資本準備金		—			88,753			—		
資本剰余金合計			—	—		88,753	23.1		—	—
Ⅲ　利益剰余金										
1　利益準備金		—			6,682			—		
2　任意積立金		—			60,898			—		
3　中間未処分利益		—			2,031			—		
利益剰余金合計			—	—		69,611	18.1		—	—
Ⅳ　土地再評価差額金			—	—		△7,810	△2.0		—	—
Ⅴ　その他有価証券評価差額金			—	—		2,717	0.7		—	—
Ⅵ　自己株式			—	—		△2,099	△0.5		—	—
資本合計			—	—		215,254	56.1		—	—
負債資本合計			398,396	100.0		383,996	100.0		383,068	100.0

② 【中間損益計算書】

区分	注記番号	前中間会計期間 (自 平成13年4月1日 至 平成13年9月30日)			当中間会計期間 (自 平成14年4月1日 至 平成14年9月30日)			前事業年度の 要約損益計算書 (自 平成13年4月1日 至 平成14年3月31日)		
		金額(百万円)		百分比(%)	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)
Ⅰ 売上高			169,244	100.0		156,176	100.0		347,223	100.0
Ⅱ 売上原価	※5		108,938	64.4		99,347	63.6		231,220	66.6
売上総利益			60,306	35.6		56,829	36.4		116,003	33.4
Ⅲ 販売費及び一般管理費	※5		58,935	34.8		54,492	34.9		118,152	34.0
営業利益又は営業損失(△)			1,371	0.8		2,337	1.5		△2,149	△0.6
Ⅳ 営業外収益	※1		4,041	2.4		2,434	1.6		5,428	1.6
Ⅴ 営業外費用	※2		3,082	1.8		1,954	1.3		5,465	1.6
経常利益又は経常損失(△)			2,330	1.4		2,817	1.8		△2,186	△0.6
Ⅵ 特別利益	※3		1,597	0.9		415	0.3		1,647	0.5
Ⅶ 特別損失	※4		2,209	1.3		17,176	11.0		16,491	4.8
税引前中間純利益又は税引前中間(当期)純損失(△)			1,718	1.0		△13,944	△8.9		△17,030	△4.9
法人税、住民税及び事業税		254			84			105		
法人税等調整額		△504	△250	△0.2	△6,221	△6,137	△3.9	△8,295	△8,190	△2.4
中間純利益又は中間(当期)純損失(△)			1,968	1.2		△7,807	△5.0		△8,840	△2.5
前期繰越利益			3,665			11,646			3,665	
土地再評価差額金取崩額			—			△1,808			—	
中間配当額			—			—			1,613	
中間未処分利益又は当期未処理損失(△)			5,633			2,031			△6,788	

中間財務諸表作成の基本となる重要な事項

項目	前中間会計期間 (自 平成13年4月1日 至 平成13年9月30日)	当中間会計期間 (自 平成14年4月1日 至 平成14年9月30日)	前事業年度 (自 平成13年4月1日 至 平成14年3月31日)
1 資産の評価基準及び評価方法	(1) たな卸資産 先入先出法による原価法 (2) 有価証券 子会社株式および関連会社株式 …移動平均法による原価法 その他有価証券 時価のあるもの …中間決算日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定) 時価のないもの …移動平均法による原価法 (3) デリバティブ …時価法	(1) たな卸資産 同左 (2) 有価証券 子会社株式および関連会社株式 同左 その他有価証券 時価のあるもの 同左 時価のないもの 同左 (3) デリバティブ 同左	(1) たな卸資産 同左 (2) 有価証券 子会社株式および関連会社株式 同左 その他有価証券 時価のあるもの …決算日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定) 時価のないもの 同左 (3) デリバティブ 同左
2 固定資産の減価償却の方法	(1) 有形固定資産 定率法を採用している。なお、主な耐用年数は以下のとおりである。 建物及び構築物 3～50年 機械装置及び車両運搬具 2～15年 (2) 無形固定資産 定額法を採用している。ただし、ソフトウェア(自社利用分)については社内における見込利用可能期間(5年)による定額法を採用している。 ―――	(1) 有形固定資産 同左 (2) 無形固定資産 同左 (3) 長期前払費用 法人税法に規定する期間にわたり、毎期均等償却している。	(1) 有形固定資産 同左 (2) 無形固定資産 同左 (3) 長期前払費用 同左
3 引当金の計上基準	(1) 貸倒引当金 債権の貸倒による損失に備えるため、一般債権については貸倒実績率法により、貸倒懸念債権および破産更正債権等については財務内容評価法により計上している。	(1) 貸倒引当金 一般債権については貸倒実績率法により、貸倒懸念債権および破産更正債権等については財務内容評価法により計上している。	(1) 貸倒引当金 同左

項目	前中間会計期間 （自　平成13年４月１日 至　平成13年９月30日）	当中間会計期間 （自　平成14年４月１日 至　平成14年９月30日）	前事業年度 （自　平成13年４月１日 至　平成14年３月31日）
	(2) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務および年金資産の見込額に基づき、当中間会計期間末において発生していると認められる額を計上している。 過去勤務差異は、その発生時の従業員の平均残存勤務期間以内の一定の年数(15年)による定額法により按分した額を費用処理している。 数理計算上の差異は、その発生時の従業員の平均残存勤務期間以内の一定の年数(15年)による定額法により按分した額をそれぞれ発生の翌事業年度から費用処理している。 (3) 役員退職慰労引当金 役員の退職慰労金の支出に備えるため内規に基づく所要額を引当計上している。	(2) 退職給付引当金 同左 (3) 役員退職慰労引当金 同左	(2) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務および年金資産の見込額に基づき計上している。 過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数(15年)による定額法により費用処理している。 数理計算上の差異は、その発生時の従業員の平均残存勤務期間以内の一定の年数(15年)による定額法により翌事業年度から費用処理することとしている。 (3) 役員退職慰労引当金 同左
4　外貨建の資産及び負債の本邦通貨への換算基準	外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は、損益として処理している。	同左	外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は、損益として処理している。
5　リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっている。	同左	同左
6　ヘッジ会計の方法	①　ヘッジ会計の方法 繰延ヘッジ処理を適用している。 ②　ヘッジ手段とヘッジ対象 ヘッジ手段：為替予約 ヘッジ対象：外貨建予定取引	①　ヘッジ会計の方法 同左 ②　ヘッジ手段とヘッジ対象 ヘッジ手段：為替予約、オプション ヘッジ対象：外貨建予定取引	①　ヘッジ会計の方法 同左 ②　ヘッジ手段とヘッジ対象 同左

項目	前中間会計期間 (自　平成13年４月１日 至　平成13年９月30日)	当中間会計期間 (自　平成14年４月１日 至　平成14年９月30日)	前事業年度 (自　平成13年４月１日 至　平成14年３月31日)
	③　ヘッジ方針 当社の社内管理規定に基づき、為替相場の変動リスクをヘッジしている。また、デリバティブ取引の事項および管理は理財本部長の責任権限の下、財務担当部門にて行い定期的に社長、監査役等に実施状況を報告している。 ④　ヘッジ有効性評価の方法 予定取引の取引条件の予測可能性および実行可能性に基づき、ヘッジ対象としての適格性を検討することにより、有効性の評価を実施している。	③　ヘッジ方針 当社の社内管理規定に基づき、為替相場の変動リスクをヘッジしている。また、デリバティブ取引の事項および管理は経営企画室長の責任権限の下、財務担当部門にて行い定期的に社長、監査役等に実施状況を報告している。 ④　ヘッジ有効性評価の方法 同左	③　ヘッジ方針 当社の社内管理規定に基づき、為替相場の変動リスクをヘッジしている。また、デリバティブ取引の事項および管理は理財本部長の責任権限の下、財務担当部門にて行い定期的に社長、監査役等に実施状況を報告している。 ④　ヘッジ有効性評価の方法 同左
7　消費税等の会計処理	税抜方式による会計処理を行っている。	同左	同左

追加情報

前中間会計期間 (自　平成13年４月１日 至　平成13年９月30日)	当中間会計期間 (自　平成14年４月１日 至　平成14年９月30日)	前事業年度 (自　平成13年４月１日 至　平成14年３月31日)
――――	(自己株式及び法定準備金取崩等会計) 当中間期から「自己株式及び法定準備金の取崩等に関する会計基準」(企業会計基準第１号)を適用している。これによる当中間期の損益に与える影響は軽微である。 なお、中間財務諸表等規則の改正により、当中間期における中間貸借対照表の資本の部については、改正後の中間財務諸表等規則により作成している。 これに伴い、前中間期において資産の部に計上していた「自己株式」は当中間期末においては資本に対する控除項目としている。	――――
――――	――――	(自己株式) 前期において資産の部に計上していた「自己株式」は財務諸表等規則の改正により当期末においては資本の部の末尾に表示している。

注記事項

（中間貸借対照表関係）

前中間会計期間末（平成13年９月30日）

※１　有形固定資産の減価償却累計額

54,243百万円

※２　受取手形割引高は、０百万円である。

※３　保証債務

①関係会社の銀行借入金等に対する保証

主な被保証先	債務保証残高（百万円）	うち外貨建
OMRON FINANCE CANADA, INC.	310	4,100千CAN$
OMRON KOREA CO.,LTD.	147	1,600百万W
OMRON AUTOMOTIVE ELECTRONICS KOREA CO.,LTD	239	―
OMRON HEALTHCARE, INC.	1	―
OMRON ELETRONICA DO BRAZIL LTDA.	6	135千B. REAL
㈱柳電社	600	―
㈱ヒューマンルネッサンスコーポレーション	864	―
その他国内関係会社	2	―
小計	2,169	

②従業員の銀行借入（住宅ローン等）に対する保証

主な被保証先	債務保証残高（百万円）	うち外貨建
従業員	136	―
小計	136	

③その他銀行借入金に対する保証

主な被保証先	債務保証残高（百万円）	うち外貨建
㈱京都環境保全公社	1,204 ※	―
㈱エフエム京都	728	―
小計	1,932	
合計	4,237	

（注）※　当社を含めた７社による連帯保証であり、その全額を記載しているが、７社間の取り決め書により、７社均等負担になっている。

当中間会計期間末（平成14年９月30日）

※１　有形固定資産の減価償却累計額

53,680百万円

※２　受取手形割引高は、０百万円である。

※３　保証債務

①関係会社の銀行借入金等に対する保証

主な被保証先	債務保証残高（百万円）	うち外貨建
OMRON KOREA CO.,LTD.	95	950百万W
OMRON HEALTHCARE, INC.	26	―
㈱柳電社	600	―
その他国内関係会社	0	―
小計	721	

②従業員の銀行借入（住宅ローン等）に対する保証

主な被保証先	債務保証残高（百万円）	うち外貨建
従業員	69	―
小計	69	

③その他銀行借入金に対する保証

主な被保証先	債務保証残高（百万円）	うち外貨建
㈱京都環境保全公社	1,099 ※	―
㈱エフエム京都	678	―
小計	1,777	
合計	2,567	

（注）※　当社を含めた７社による連帯保証であり、その全額を記載しているが、７社間の取り決め書により、７社均等負担になっている。

前事業年度末（平成14年３月31日）

※１　有形固定資産の減価償却累計額

53,546百万円

※２　受取手形割引高は、０百万円である。

※３　保証債務

①関係会社の銀行借入金等に対する保証

主な被保証先	債務保証残高（百万円）	うち外貨建
OMRON KOREA CO.,LTD.	96	950百万W
OMRON AUTOMOTIVE ELECTRONICS KOREA CO.,LTD	120	―
OMRON HEALTHCARE, INC.	12	―
OMRON ELETRONICA DO BRAZIL LTDA.	8	135千B. REAL
OMRON MANAGEMENT CENTER OF AMERICA, INC.	253	1,902千US$
㈱柳電社	600	―
その他国内関係会社	1	―
小計	1,090	

②従業員の銀行借入（住宅ローン等）に対する保証

主な被保証先	債務保証残高（百万円）	うち外貨建
従業員	109	―
小計	109	

③その他銀行借入金に対する保証

主な被保証先	債務保証残高（百万円）	うち外貨建
㈱京都環境保全公社	1,099 ※	―
㈱エフエム京都	703	―
小計	1,802	
合計	3,001	

（注）※　当社を含めた７社による連帯保証であり、その全額を記載しているが、７社間の取り決め書により、７社均等負担になっている。

前中間会計期間末 （平成13年９月30日）	当中間会計期間末 （平成14年９月30日）	前事業年度末 （平成14年３月31日）
※４　消費税等の取扱い 仮払消費税等及び仮受消費税等は、相殺のうえ、流動資産のその他に含めて表示している。	※４　消費税等の取扱い 同左	―――
※５　中間期末日満期手形の会計処理については、手形交換日をもって決済処理している。なお、当中間会計期間の末日は金融機関の休日であったため、次の中間期末日満期手形が中間期末残高に含まれている。 受取手形　466百万円 支払手形　204百万円	―――	※５　期末日満期手形の会計処理については、手形交換日をもって決済処理している。なお、当事業年度の末日は金融機関の休日であったため、次の満期手形が期末残高に含まれている。 受取手形　727百万円 支払手形および設備購入支払手形　246百万円

（中間損益計算書関係）

前中間会計期間 （自　平成13年４月１日 至　平成13年９月30日）	当中間会計期間 （自　平成14年４月１日 至　平成14年９月30日）	前事業年度 （自　平成13年４月１日 至　平成14年３月31日）
※１　営業外収益のうち主要なもの 受取利息　102百万円 受取配当金　3,089	※１　営業外収益のうち主要なもの 受取利息　25百万円 受取配当金　1,164	※１　営業外収益のうち主要なもの 受取利息　195百万円 受取配当金　3,192
※２　営業外費用のうち主要なもの 支払利息　339百万円 売上割引　741 為替差損　1,252	※２　営業外費用のうち主要なもの 支払利息　316百万円 売上割引　715 為替差損　648	※２　営業外費用のうち主要なもの 支払利息　659百万円 売上割引　1,430 為替差損　1,710
※３　特別利益のうち主要なもの 投資有価証券売却益　1,587百万円	※３　特別利益のうち主要なもの 貸倒引当金戻入益　147百万円	※３　特別利益のうち主要なもの 投資有価証券売却益　1,623百万円
※４　特別損失のうち主要なもの 投資有価証券評価損　2,171百万円	※４　特別損失のうち主要なもの 投資有価証券評価損　4,258百万円 事業構造改革費用　12,341百万円 主な内訳 早期退職優遇制度等に伴う人的費用　11,113 事業整理に伴う損失　1,227 固定資産除却損　474百万円 主な内訳 建物　391	※４　特別損失のうち主要なもの 投資有価証券評価損　12,556百万円 関係会社清算損　2,113百万円 投資有価証券売却損　546百万円 固定資産除却損　967百万円 主な内訳 建物　234 構築物　7 機械及び装置　61 工具器具及び備品　107 建設仮勘定　488
※５　減価償却実施額 有形固定資産　1,622百万円 無形固定資産　731	※５　減価償却実施額 有形固定資産　1,549百万円 無形固定資産　1,058	※５　減価償却実施額 有形固定資産　3,350百万円 無形固定資産　1,606

(リース取引関係)＜借主側＞

前中間会計期間（自　平成13年４月１日　至　平成13年９月30日）

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間期末残高相当額（百万円）
機械及び装置	14,598	9,581	5,017
その他	15,829	9,942	5,887
合計	30,427	19,523	10,904

(2) 未経過リース料中間期末残高相当額

1年内	8,962百万円
1年超	7,083
合計	16,045

(3) 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	4,338百万円
減価償却費相当額	3,749
支払利息相当額	634

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とした定率法による減価償却費相当額に、残存価額が零となるよう、９分の10を乗じて算定している。

(5) 利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっている。

2　オペレーティング・リース取引

未経過リース料

1年内	1,908百万円
1年超	27,005
合計	28,913

当中間会計期間（自　平成14年４月１日　至　平成14年９月30日）

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	中間期末残高相当額（百万円）
機械及び装置	10,802	7,166	3,636
その他	13,945	9,905	4,040
合計	24,747	17,071	7,676

(2) 未経過リース料中間期末残高相当額

1年内	5,487百万円
1年超	6,113
合計	11,600

(3) 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	3,921百万円
減価償却費相当額	2,814
支払利息相当額	296

(4) 減価償却費相当額の算定方法

同左

(5) 利息相当額の算定方法

同左

2　オペレーティング・リース取引

未経過リース料

1年内	1,908百万円
1年超	25,097
合計	27,005

前事業年度（自　平成13年４月１日　至　平成14年３月31日）

1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
機械及び装置	12,341	7,926	4,415
その他	14,940	9,763	5,177
合計	27,281	17,689	9,592

(2) 未経過リース料期末残高相当額

1年内	6,053百万円
1年超	7,729
合計	13,782

(3) 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	9,500百万円
減価償却費相当額	7,185
支払利息相当額	1,000

(4) 減価償却費相当額の算定方法

同左

(5) 利息相当額の算定方法

同左

2　オペレーティング・リース取引

未経過リース料

1年内	1,908百万円
1年超	26,051
合計	27,959

(有価証券関係)

前中間会計期間、当中間会計期間および前事業年度のいずれにおいても子会社株式および関連会社株式で時価のあるものはない。

(1株当たり情報)

中間連結財務諸表を作成しているため、記載を省略している。

(重要な後発事象)

前中間会計期間 (自 平成13年4月1日 至 平成13年9月30日)	当中間会計期間 (自 平成14年4月1日 至 平成14年9月30日)	前事業年度 (自 平成13年4月1日 至 平成14年3月31日)
――	株式交換 当社は、平成14年8月29日開催の取締役会において承認可決したオムロン飯田株式会社、オムロン一宮株式会社、オムロン松阪株式会社、オムロン倉吉株式会社およびオムロンフィールドエンジニアリング株式会社の5社それぞれとの株式交換契約書に基づいて、平成14年11月1日に株式交換を実施し、同日をもって上記5社それぞれを当社の完全子会社とした。 ①株式交換比率 交換比率 当社 1.0 オムロン飯田株式会社 5.2 オムロン一宮株式会社 3.3 オムロン松阪株式会社 2.4 オムロン倉吉株式会社 4.5 オムロンフィールドエンジニアリング株式会社 11.5 ②資本金および資本準備金の増加 (資本金) 株式交換に際して、新株を発行せず、自己株式52,275株を割当交付したので、資本金の増加はない。 (資本準備金) 株式交換に際して、資本準備金が0百万円増加するとともに自己株式処分差損2百万円が発生した。	早期退職優遇制度 平成14年5月29日の取締役会において、次の早期退職優遇制度の実施を決議した。 (1) 対象者: 勤続10年以上、かつ30歳以上59歳未満 (2) 募集期間: 平成14年7月1日から平成14年8月30日まで (3) 退職加算金: 55歳で年収の2.5倍とし、段階的に設定

(2) 【その他】

1. 平成13年６月８日付けで、アルゼ株式会社から当社およびオムロン岡山株式会社ならびにサンワテクノス株式会社の３社を共同被告として、当社およびオムロン岡山株式会社に対しては製造物責任法に基づき、またサンワテクノス株式会社に対しては民法上の契約責任に基づき、186億74百万円の損害賠償請求訴訟の提起を受けていた。その後、アルゼ株式会社は、当社およびオムロン岡山株式会社に対しては契約責任および不法行為に基づく請求を主意的請求とし、製造物責任に基づく請求を予備的請求とする旨に訴えを変更し、また損害賠償は61億48百万円に縮減された。

 半期報告書提出日現在までに、東京地方裁判所において審理係属中であるが、被告３社はアルゼ株式会社の主張を全面的に争い、請求の棄却を求めている。

2. 平成14年11月７日開催の取締役会において、当期中間配当に関し、次のとおり決議した。

① 中間配当による配当金の総額……………………………………1,241百万円

② １株当たりの金額…………………………………………………５円00銭

③ 支払請求の効力発生日および支払開始日…………………………平成14年12月10日

(注) 平成14年９月30日最終の株式名簿に記載された株主(実質株主を含む)又は登録質権者に対し、支払いを行う。

第６　【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出している。

(1) 有価証券報告書及びその添付書類	事業年度（第65期）	自　平成13年４月１日 至　平成14年３月31日	平成14年６月26日 関東財務局長に提出
(2) 臨時報告書	企業内容等の開示に関する内閣府令第19条第２項第２号の２(ストックオプション)の規定に基づくもの		平成14年８月１日
	企業内容等の開示に関する内閣府令第19条第２項第12号及び19号(早期退職優遇制度)の規定に基づくもの		平成14年８月２日
	企業内容等の開示に関する内閣府令第19条第２項第６号の２(株式交換)の規定に基づくもの		平成14年８月30日 関東財務局長に提出
(3) 自己株券買付状況報告書			平成14年６月26日 平成14年７月10日 平成14年８月８日 平成14年９月６日 平成14年10月８日 平成14年11月８日 関東財務局長に提出

第二部　【提出会社の保証会社等の情報】

該当事項はない。

中間監査報告書

平成13年11月28日

オムロン株式会社
取締役社長　立　石　義　雄　殿

監査法人　トーマツ

代表社員 関与社員	公認会計士	吉　川　郁　夫
代表社員 関与社員	公認会計士	鳥　養　信　二
関与社員	公認会計士	森　田　祐　司

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているオムロン株式会社の平成13年４月１日から平成14年３月31日までの連結会計年度の中間連結会計期間(平成13年４月１日から平成13年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結株主持分計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間監査に当たり当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準(中間連結財務諸表注記Ⅰ参照)に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号)附則第２項の定めるところに準拠しているものと認められた。なお、同注記Ⅰに記載のとおり、セグメント情報については、米国財務会計基準審議会基準書第131号にかえて、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号)第14条に準拠して作成されている。よって、当監査法人は、上記の中間連結財務諸表がオムロン株式会社及び連結子会社の平成13年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成13年４月１日から平成13年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管している。

中　間　監　査　報　告　書

平成14年11月28日

オムロン株式会社
取締役社長　立　石　義　雄　殿

監査法人　トーマツ

代表社員 関与社員	公認会計士	吉　川　郁　夫
代表社員 関与社員	公認会計士	鳥　養　信　二
関与社員	公認会計士	森　田　祐　司

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているオムロン株式会社の平成14年４月１日から平成15年３月31日までの連結会計年度の中間連結会計期間(平成14年４月１日から平成14年９月30日まで)に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結株主持分計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間監査に当たり当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略し、また、連結子会社等については、中間監査実施基準三に準拠して分析的手続、質問及び閲覧等から構成される監査手続を実施した。

中間監査の結果、中間連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準(中間連結財務諸表注記Ⅰ参照)に準拠し、かつ、前連結会計年度と同一の基準に従って継続して適用されており、また、中間連結財務諸表の表示方法は「中間連結財務諸表の用語、様式及び作成方法に関する規則の一部を改正する内閣府令」(平成14年内閣府令第12号)附則第４項の定めるところに準拠しているものと認められた。なお、同注記Ⅰに記載のとおり、セグメント情報については、米国財務会計基準審議会基準書第131号にかえて、「中間連結財務諸表の用語、様式及び作成方法に関する規則」(平成11年大蔵省令第24号)第14条に準拠して作成されている。よって、当監査法人は、上記の中間連結財務諸表がオムロン株式会社及び連結子会社の平成14年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間(平成14年４月１日から平成14年９月30日まで)の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管している。

中　間　監　査　報　告　書

平成13年11月28日

オムロン株式会社
取締役社長　立　石　義　雄　殿

監査法人　トーマツ

代表社員 関与社員	公認会計士	吉　川　郁　夫
代表社員 関与社員	公認会計士	鳥　養　信　二
関与社員	公認会計士	森　田　祐　司

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているオムロン株式会社の平成13年４月１日から平成14年３月31日までの第65期事業年度の中間会計期間(平成13年４月１日から平成13年９月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間監査に当たり当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号)の定めるところに準拠しているものと認められた。よって、当監査法人は、上記の中間財務諸表がオムロン株式会社の平成13年９月30日現在の財政状態及び同日をもって終了する中間会計期間(平成13年４月１日から平成13年９月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管している。

中 間 監 査 報 告 書

平成14年11月28日

オムロン株式会社

取締役社長 立 石 義 雄 殿

監査法人 トーマツ

代表社員 関与社員	公認会計士	吉 川 郁 夫
代表社員 関与社員	公認会計士	鳥 養 信 二
関与社員	公認会計士	森 田 祐 司

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているオムロン株式会社の平成14年４月１日から平成15年３月31日までの第66期事業年度の中間会計期間(平成14年４月１日から平成14年９月30日まで)に係る中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書について中間監査を行った。この中間監査に当たり当監査法人は、一般に公正妥当と認められる中間監査の基準に準拠し、中間監査に係る通常実施すべき監査手続を実施した。すなわち、この中間監査において当監査法人は、中間監査実施基準二に準拠して財務諸表の監査に係る通常実施すべき監査手続の一部を省略した。

中間監査の結果、中間財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる中間財務諸表の作成基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、中間財務諸表の表示方法は「中間財務諸表等の用語、様式及び作成方法に関する規則」(昭和52年大蔵省令第38号)の定めるところに準拠しているものと認められた。よって、当監査法人は、上記の中間財務諸表がオムロン株式会社の平成14年９月30日現在の財政状態及び同日をもって終了する中間会計期間(平成14年４月１日から平成14年９月30日まで)の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以 上

※ 上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社(半期報告書提出会社)が別途保管している。

Consolidated Financial Statements for the Six Months Ended September 30, 2002

November 7, 2002

These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in the United States ("U.S. GAAP") except for Segment Information.

Omron Corporatio
Shiokoji Horikawa, Shimogyo-ku
Kyoto 600-8530, Japan
http://www.omron.com

Board of Directors meeting: November 7, 2002
U.S. accounting standards used: Yes

Representative: Yoshio Tateisi,
Representative Director and Chief Executive Officer
Contact: Hitoshi Kondo
General Manager, Corporate Planning Division, Accounting Department
Telephone: +81-75-344-7070
Stock exchange listings: Tokyo, Osaka, Nagoya
Code number: 6645

1. Results for the six months from April 1, 2002 to September 30, 2002

(1) Sales and Income

Note: All amounts in these financial statements and the attachments thereto are rounded to the nearest million yen.

	Net sales (¥ million)	Year-on-year change (%)	Operating income (¥ million)	Year-on-year change (%)	Income (loss) before income taxes (¥ million)	Year-on-year change (%)
6 months ended 9/02	246,890	(3.6)	11,456	123.3	(12,728)	—
6 months ended 9/01	256,184	(5.7)	5,130	(74.2)	3,577	(76.1)
Year ended 3/02	533,964		4,221		(25,373)	

	Net income (loss) (¥ million)	Year-on-year change (%)	Earnings (loss) per share (basic) (¥)	Earnings per share (diluted) (¥)
6 months ended 9/02	(9,726)	—	(39.18)	—
6 months ended 9/01	2,154	(73.8)	8.67	8.67
Year ended 3/02	(15,773)		(63.50)	—

Notes:
1. Equity in earnings of affiliates: Six months ended Sept. 30, 2002: ¥111 million
 Six months ended Sept. 30, 2001: ¥80 million Year ended March 31, 2002: ¥75 million
2. Average number of shares outstanding (consolidated): Six months ended Sept. 30, 2002: 248,234,772 shares
 Six months ended Sept. 30, 2001: 248,490,379 shares Year ended March 31, 2002: 248,401,803 shares
3. Changes in accounting methods: No
4. Year-on-year change for net sales, operating income, income (loss) before income taxes and net income (loss) is based on the previous interim period.

(2) Financial Position

	Total assets (¥ million)	Total shareholders' equity (¥ million)	Shareholders' equity ratio (%)	Shareholders' equity per share (¥)
6 months ended 9/02	552,620	277,893	50.3	1,119.77
6 months ended 9/01	535,379	316,338	59.1	1,273.87
Year ended 3/02	549,366	298,234	54.3	1,201.23

Note: Number of shares outstanding at end of period (consolidated): Six months ended Sept. 30, 2002: 248,169,917 shares
Six months ended Sept. 30, 2001: 248,329,236 shares Year ended March 31, 2002: 248,272,947 shares

(3) Cash Flows

	Net cash provided by operating activities (¥ million)	Net cash used in investing activities (¥ million)	Net cash provided by (used in) financing activities (¥ million)	Cash and cash equivalents at end of period (¥ million)
6 months ended 9/02	15,046	(12,827)	10,712	83,240
6 months ended 9/01	4,679	(16,346)	(9,882)	63,500
Year ended 3/02	33,687	(40,121)	(12,056)	70,779

(4) Scope of consolidation and application of the equity method
Consolidated subsidiaries: 137 companies
Unconsolidated subsidiaries accounted for by the equity method: None
Affiliated companies accounted for by the equity method: 11 companies

(5) Changes in scope of consolidation and application of the equity method
Consolidation: (New) 5 companies (Eliminated) 1 company
Equity method: (New) 1 company (Eliminated) 3 companies

2. Projected results for the year ending March 31, 2003

	Net sales (¥ million)	Income before income taxes (¥ million)	Net income (¥ million)
Year ending 3/03	535,000	4,000	1,000

Reference: Estimated earnings per share (full year) ¥4.03

Note: Please see pages 9-11 of the attached materials regarding the above projected results.

November 7, 2002
Omron Corporation

Summary of Results for the Six Months Ended September 30, 2002

1. Consolidated Results

(Millions of yen, %)

	Interim Period			Full Fiscal Year		
	Six months ended September 30, 2002	Six months ended September 30, 2001	Increase (decrease)	Year ending March 31, 2003 (est.)	Year ended March 31, 2002	Increase (decrease)
Net sales	246,890	256,184	(4)%	535,000	533,964	0%
Income (loss) before income taxes [% of net sales]	(12,728) [-5.2%]	3,577 [1.4%]	— [-6.6 pts.]	4,000 [0.7%]	(25,373) [-4.8%]	— [+5.5 pts.]
Net income (loss)	(9,726)	2,154	—	1,000	(15,773)	—
Earnings (loss) per share (basic) (¥) (Note 3)	(39.18)	7.13 8.67	(46.31) (47.85)	4.03	(65.04) (63.50)	69.07 67.53

Notes:

1. The financial statements are prepared in accordance with U.S. GAAP.
2. Includes 137 consolidated subsidiaries and 11 affiliated companies accounted for by the equity method.
3. The top-row figures in "Net income (loss) per share (basic)" were calculated using income or loss before cumulative effect of accounting changes.
4. In the interim period ended September 30, 2002, business structure reform expenses of ¥18,803 million are stated in "Other expenses."

2. Non-consolidated Results

(Millions of yen, %)

	Interim Period			Full Fiscal Year		
	Six months ended September 30, 2002	Six months ended September 30, 2001	Increase (decrease)	Year ending March 31, 2003 (est.)	Year ended March 31, 2002	Increase (decrease)
Net sales	156,176	169,244	(8)%	343,000	347,223	(1%)
Ordinary income (loss) [% of net sales]	2,817 [1.8%]	2,330 [1.4%]	21% [+0.4 pts.]	5,000 [1.5%]	(2,186) [-0.6%]	— [+2.1 pts.]
Net income (loss)	(7,807)	1,968	—	(7,500)	(8,840)	—
Earnings (loss) per share (¥)	(31.45)	7.90	(39.35)	(30.21)	(35.59)	5.38
Cash dividends per share (¥)	5.00	6.50	(1.50)	10.00	13.00	(3.00)

Note: In the interim period ended September 30, 2002, business structure reform expenses of ¥12,341 million are stated in "Extraordinary loss."

(Attachment)

1. The Omron Group

The Omron Group consists of Omron Corporation and 137 consolidated subsidiaries (53 in Japan, 84 overseas) and 11 affiliates (7 in Japan, 4 overseas). Under the internal company system used by Omron Corporation, business activities are carried out by the Industrial Automation Business, Electronic Components Business, Social Systems Business, Healthcare Business and Others (Creative Service Business, etc.).

The following chart shows the position of the main companies that make up the Omron Group.



Customers
Marketing / Maintenance (Japan)
Industrial Automation
OMRON Two Four Service Co., Ltd.
Social Systems
OMRON Field Engineering Co., Ltd.
OMRON Systems Kyushu Co., Ltd.
Marketing / Maintenance (Overseas)
Industrial Automation
OMRON Electronics Llc. (U.S.A.)
OMRON Canada Inc. (Canada)
OMRON Electronics S.A. (Spain)
OMRON Electronics S.r.l. (Italy)
OMRON Electronics Ltd. (U.K.)
OMRON Electronics Asia Ltd. (Hong Kong)
OMRON Taiwan Electronics Inc. (Taiwan)
OMRON Trading (Tianjin) Co., Ltd. (China)
Electronic Components
OMRON Electronic Components Europe B.V. (The Netherlands)
OMRON Electronic Components Pte. Ltd. (Singapore)
OMRON Electronic Components Co., Ltd. (Thailand)
Social Systems
OMRON Transaction Systems, Inc. (U.S.A.)
OMRON Business Systems Singapore (Pte.) Ltd. (Singapore)
Healthcare
OMRON Healthcare, Inc. (U.S.A.)
OMRON Healthcare Europe B.V. (The Netherlands)
OMRON Healthcare Singapore Pte. Ltd. (Singapore)
OMRON Industry & Trade (Dalian) Co., Ltd. (China)
Omron Corporation
Industrial Automation
Electronic Components
Social Systems
Healthcare
Manufacturing / Research and Development (Japan)
Industrial Automation
OMRON Okayama Co., Ltd.
OMRON Izumo Co., Ltd.
OMRON Takeo Co., Ltd.
OMRON Aso Co., Ltd.
Electronic Components
OMRON Iida Co., Ltd.
OMRON Ichinomiya Co., Ltd.
OMRON Kurayoshi Co., Ltd.
OMRON Sanyo Co., Ltd.
OMRON Kumamoto Co., Ltd.
Social Systems
OMRON Nohgata Co., Ltd.
OMRON Software Co., Ltd.
Healthcare
OMRON Matsusaka Co., Ltd.
OMRON Institute of Life Science Co., Ltd.
Manufacturing / Research and Development (Overseas)
Industrial Automation
OMRON Manufacturing of America, Inc. (U.S.A.)
OMRON Manufacturing of The Netherlands B.V. (The Netherlands)
OTE Engineering Inc. (Taiwan)
OMRON (Shanghai) Co., Ltd. (China)
Electronic Components
OMRON Automotive Electronics, Inc. (U.S.A.)
OMRON Dualtec Automotive Electronics Inc. (Canada)
OMRON Malaysia Sdn. Bhd. (Malaysia)
P.T. OMRON Manufacturing of Indonesia (Indonesia)
Shanghai OMRON Control Components Co., Ltd. (China)
OMRON Electronic Components (Shenzhen) Ltd. (China)
Social Systems
OMRON Mechatronics of The Philippines Corp. (Philippines)
Healthcare
OMRON Dalian Co., Ltd. (China)

Note: The Social Systems Solutions and Service Business Company and the Advanced Module Business Company are included in the Social Systems Business.

(Attachment)

2. Management Policies

(a) Basic Management Policy
In the year ended March 31, 2002, Omron began implementing "Grand Design 2010" (GD2010), a vision that sets the basic policies for management of the Omron Group for the 10 years ending in 2010. In accordance with these basic policies, Omron has set the management objective of maximizing corporate value over the long term, based on the Company's mission of contributing to the advancement of society, with the aim of becoming a 21st century company.

In the first phase of GD2010, in order to meet the challenge of global competition, we have set the following three midterm targets, which we intend to achieve by March 2005: (1) achieve ROE of 10% as the baseline for becoming a company that creates corporate value on a global basis; (2) promote independent operation for each business, including spin-offs into separate companies, to maximize the strength of individual businesses; and (3) further raise our globally recognized management transparency with a view toward listing stock on overseas exchanges, including the New York Stock Exchange.

(b) Basic Policy for Distribution of Profits
For short-term distribution of profits, the Company plans to place greater weight on consolidated results in its basic dividend policy.

Additionally, we will seek to provide steady returns of profits to shareholders, after securing the retained earnings needed for future business expansion and to deal with future changes in the business environment.

To generate long-term returns for shareholders, we have been repurchasing and retiring Company stock, and will continue to work toward steady profit distribution through measures including the use of a new system for acquisition of treasury stock.

(c) Policies on Lowering Stock Trading Unit
In its financial policy, Omron places importance on increasing the liquidity of the Company's stock and increasing the number of shareholders. Taking into account the present stock price level and the minimum investment amount, Omron is considering lowering the stock trading unit to make it easier for shareholders to invest in Omron stock. Specific measures and time frames have not yet been decided.

(d) Targets for Management Indicators
In the aforementioned GD2010, Omron has set return on equity (ROE) as a management indicator, and aims to achieve ROE of 10% by the year ending March 2005 through growth in earnings.

(e) Long-Term Management Strategies
To ensure achievement of the midterm targets established in GD2010, we have set "Maximization of Business Strength" as our policy for the next three fiscal years. Sub-divisions of this policy are "Accomplishing Group Productivity Structural Reforms" in the year ending March 2003, "From Structural Reform to Creation" in the year ending March 2004 and "Establishing a Structure for Growth" in the year ending March 2005. In particular, for the 18-month period from the beginning of April 2002 to the end of September 2003, we are implementing VIC21, a package of structural reform measures to improve productivity in all activities of the Omron Group. The broad goal of VIC21 is fortifying the measures of GD2010 in terms of both quality and speed, with three specific targets: (1) reducing group-wide fixed and variable costs by ¥30 billion; (2) increasing the overseas production and procurement ratios by 50%; and (3) eliminating unprofitable and low-profit businesses.

(f) Issues Facing the Company
The products and services of Omron's main businesses are used in plant and equipment investment of IT and semiconductor industries and as electronic components in manufacturing electronic and electrical equipment.

To stabilize Omron's results and maintain continuous growth in the future, we will increase production in China and other overseas countries, and strengthen our cost competitiveness to withstand changes in demand. At the same time, we will work to develop new products and new businesses in fields where sensing and control technologies, Omron's core competencies, can be applied more broadly.

(g) Measures for Optimizing Our Management Organization
Omron is aware that in a rapidly changing business environment, establishing a management structure that responds swiftly to the speed of changes, global standardization of management, and ensuring management transparency and fairness are essential measures for strengthening corporate governance. As part of these measures, we have worked to provide prompt information disclosure, moved to separate management and executive functions, and introduced outside directors and auditors. We will continue to promote these measures and carry out the management reforms necessary to survive and prosper as a global company.

(Attachment)

3. Results of Operations and Financial Condition

(a) Results of Operations

(1) Overview of the Interim Period

① General Overview

Summarizing economic conditions for the interim period ended September 30, 2002, the U.S. economy, which had been the growth engine of the global economy, was buoyed by consumer spending, mainly on automobiles, and housing investment, but worries about a possible slowdown increased. The Japanese economy was impacted by ongoing inventory adjustments in global information technology (IT) industries, and although a rise in production supported by exports provided the basis for a moderate recovery, consumer spending and capital investment remained weak. Asian economies continued to grow as exports increased. The economies of Europe generally showed a trend toward a mild recovery, despite setbacks in some countries, but there were heightened concerns about the future outlook.

In this environment, sales of the Industrial Automation Business and the Electronic Components Business, Omron's core businesses, trended toward a moderate rebound in the domestic market, but remained at low levels. Overseas sales were firm, aided by the weakening of the yen against the euro compared with the interim period in the previous year. In the Social Systems Business (which includes the Social Systems Solutions and Service Business Company and the Advanced Module Business Company), the operating environment remained difficult amid restrained capital investment, which reflected a severe business environment in financial markets and decreasing passenger revenues at railway companies. Sales of the Healthcare Business were favorable, supported by firm consumption particularly in overseas markets. In the Others segment, tighter competition in the market for photo-sticker machines in the Business Development Group, coupled with the effect of the IT slump, resulted in challenging conditions. Overall, consolidated net sales for the interim period totaled ¥246,890 million, a decrease of 4 percent from ¥256,184 in net income for the same period in the previous year.

In income categories, although net sales declined from the previous interim period, the effect of the VIC 21 structural reform measures the Omron Group has been undertaking since the middle of 2001 to increase productivity, as well as a reduction of expenses in the first half of this fiscal year amid an uncertain outlook, resulted in reductions in cost of sales and selling expenses. Operating income therefore was ¥11,456 million, an increase of 123 percent over the ¥5,130 million recorded in the interim period in the previous fiscal year. Omron recorded non-operating expenses, including the additional retirement payments associated with the implementation of an early retirement program and a loss associated with the sale and disposal of idle assets. As a result, net loss before income taxes was ¥12,728 million (compared with net income before income taxes of ¥3,577 million in the previous interim period) and net loss was ¥9,726 million (compared with net income of ¥2,154 million in the previous interim period).

② Segment Information

Because of divisional restructuring among companies, prior-year results for net sales of internal companies were recalculated in order to show a more realistic comparison.

- Industrial Automation Business

During the period, the completion of inventory adjustments in semiconductor and IT-related industries and an increase in production worldwide owing to the strength of the automobile industry supported growth in machinery and equipment orders. Net sales in Japan, though higher than Omron's original projections, declined in comparison to the same period in the previous fiscal year. Overseas, capital investment among automakers and food manufacturers in North America was solid, and sales increased over the previous interim period. Conditions were generally favorable in Asia as well. However, in Europe, a downturn among export industries and other factors resulted in slower sales, but the favorable effect of exchange rates resulted in an increase in net sales when converted into yen.

As a result, net sales of this segment were ¥98,233 million, an increase of 5 percent over the same period in the previous fiscal year.

- Electronic Components Business

In the electronic components business, no strong points were visible in the operating environment due to the economic slowdown in the United States and the prolonged slump in the IT industry. However, the completion of inventory adjustments supported sales growth.

Solid sales of automotive electronic components in Japan and North America and the startup of new projects resulted in an increase in net sales compared with the same period in the previous fiscal year. In addition, amid the IT slump, Omron launched new products such as backlights for cellular phones.

(Attachment)

As a result, net sales of this segment totaled ¥67,279 million, an increase of 4 percent over the previous interim period.

- Social Systems Business

In the banking systems sector, investment in automated systems continued to be restrained amid a severe operating environment in the domestic banking market. Although there was growth in demand in Asian markets, particularly in China, the reactionary decline due to large-scale business in the same period of the previous fiscal year for equipment for consumer finance customers and convenience stores resulted in a decrease in sales compared with the previous interim period.

In the public transportation systems sector, there was a trend toward restraint in capital investment, reflecting the decline in passenger revenues, resulting in a move toward extension of renewal periods and reduction of the number of units delivered. In addition, there was strong demand to lower prices against a background of common specifications and joint purchasing. These factors led to a decrease in sales compared with the same period in the previous fiscal year.

In the traffic-related systems sector, sales declined compared with the same period in the previous fiscal year, with a major influence from the dropoff in demand for ETC-related equipment and restrained public investment with the exception of certain areas such as environmental measures.

As a result, net sales of this segment totaled ¥41,803 million, a decline of 25 percent from the same period in the previous fiscal year.

- Healthcare Business

In the domestic market, consumer spending had been in a slump for more than two years, but this year began a gradual recovery trend with a steady tone in certain sectors. The electronic appliance retail channel, which had been continually shrinking, recovered to levels exceeding the previous interim period. Blood pressure monitors, a core product, particularly contributed to substantial sales growth.

Overseas, conditions were generally favorable, with firm consumer spending in the United States, which had been an area of concern, and rapidly expanding consumption in China.

As a result, net sales of this segment totaled ¥20,367 million, an increase of 9 percent from the same period in the previous fiscal year.

- Others

In the Creative Service Business, although corporate interest in raising the efficiency of administrative operations remained high, severe conditions continued in the management service sector as companies took measures to restrain investment and expenses.

The Business Development Group continued to develop new businesses in the machine-to-machine category, with products including a tank monitoring system and a vehicle anti-theft system that began sales in the previous fiscal year. However, sales of existing businesses dropped sharply. In the entertainment equipment sector, conditions remained severe as competition increased due the entry of other companies and the popularity of existing products reached a plateau. Sales of PC peripheral equipment decreased due to the worldwide slump in the PC market, and sales of speech recognition systems were also negatively affected by the reduction of corporate capital investment.

As a result of these factors, net sales of the Others segment totaled ¥19,208 million, a decrease of 20 percent from the same period in the previous fiscal year.

③ Implementation of Structural Reforms for Group Productivity (VIC21)

Omron is steadily carrying out the Group Productivity Improvement Reforms announced in November 2001, with the aim of completion by September 2003.

During the interim period, new business structure reforms were executed. The former SSB (Social Systems Business) Company was separated and restructured into the AMB (Advanced Module Business) Company and the SSB (Social Systems Solutions and Service Business) Company. In addition, Omron decided to transfer the operations of its parking systems business division and of consolidated subsidiary Omron Alphatech Corporation.

As for implementation of the early retirement program, the number of participants from Omron Corporation and its domestic subsidiaries combined is expected to increase to 1,460 employees from the original estimate of 1,000 employees.

Regarding the effect of the structural reforms, with the number of early retirees having exceeded the original estimate, in addition to the success of the consolidation of domestic operating bases and the Company's withdrawal

from or restructuring of unprofitable and low-profit businesses, we expect to be able to achieve the original target of a ¥30 billion reduction in group fixed costs and variable costs.

As for the progress of VIC21, we will continue to publicly announce the implementation of each measure.

④ Distribution of Profits

For the fiscal year ending March 31, 2003, Omron posted a substantial net loss in the first half, partly because of an extraordinary loss due to the structural reforms. For the full fiscal year, Omron expects to record a net profit, but this is projected to be limited to a low level. Following the basic policy for shareholder dividends described earlier, taking into account results for this period and last fiscal year, Omron will reduce the interim dividend to ¥5.00 per share.

(Attachment)

(2) Outlook for the Fiscal Year Ending March 31, 2003

① General Outlook and Adjustments to Performance Forecasts

Looking ahead at the economic environment during the second half of the fiscal year, it is expected that automobile sales and housing starts will continue to support the U.S. economy. However, stock price declines stemming from corporate accounting scandals will carry over, while corporate business results are expected to slow down, particularly in IT-related industries, where final demand remains severe with no sign of recovery, and consumer spending weakens because of a delay in improvement of the employment situation. In the Japanese economy, production is expected to decline, with increasingly severe conditions for exports. Together with fears of corporate insolvencies due to accelerated disposal of bad debt, these factors are likely to further delay any recovery in capital investment. In Asia, the recovery will weaken because of the slowdown in the U.S. economy. A downturn is expected in the economies of Europe, as external demand runs out of steam.

In this challenging environment, a significant rebound in sales cannot be expected for Omron, as our main businesses are control systems in fields where manufacturers are curtailing investment and consumer and commerce electronic components used in the manufacture of electronic and electrical equipment. We will continue working for a recovery in results by focusing on completion of structural reforms through VIC21.

Including the cost reductions from carrying out structural reforms, and a one-time charge due to implementation of the early retirement program, we project the following results for the full fiscal year.

Adjustments to Full-Year Consolidated Performance Forecast (Millions of yen, %)

	Net Sales	Income before Income Taxes	Net Income
Previous forecast (A) (Announced May 8, 2002)	550,000	2,000	1,000
Revised forecast (B)	535,000	4,000	1,000
Changes in figures (B-A)	(15,000)	2,000	—
Percentage change	-2.7	100.0	—
Results for prior fiscal year (ended March 2002)	533,964	(25,373)	(15,773)

Adjustments to Full-Year Non-Consolidated Performance Forecast (Millions of yen, %)

	Net Sales	Income before Income Taxes	Net Income
Previous forecast (A) (Announced May 8, 2002)	348,000	1,000	(5,000)
Revised forecast (B)	343,000	5,000	(7,500)
Changes in figures (B-A)	(5,000)	4,000	(2,500)
Percentage change	-1.4	400.0	—
Results for prior fiscal year (ended March 2002)	347,223	(2,186)	(8,840)

② Outlook by Business Segment

- Industrial Automation Business

In Japan, amid concern that customers will postpone capital investment, efforts will focus on strengthening sales in established fields, and on expanding businesses that meet new customer needs in areas such as safety, environment, on-site information and advanced sensors, and sales are expected to increase over the previous fiscal year. Despite concerns about an overall economic slowdown in North America and weak exports from Asia, year-on-year increases in sales are protected through strengthening sales and making use of business infrastructure. In Europe as well, the economic downturn is expected to continue, but investment in key products and securing major customer projects are expected to result in a year-on-year increase in sales.

As a result of these factors, net sales for the fiscal year are projected to be ¥197.5 billion, a year-on-year increase of 7 percent.

- Electronic Components Business

In the electronic components sector, difficult conditions are forecast for the second half of the fiscal year, due to factors such as the prolonged slump in the IT industry and intimations of a slowdown in the U.S. economy and its ripple effect on Asian economies. In the automotive electronic component sector, despite the effect of the slowdown

in the U.S. economy, factors such as the trend toward electronics in electrical components and the startup of new projects should maintain favorable market conditions. In the amusement sector, the launch of new products for pachinko parlors can also be expected.

As a result, net sales for the fiscal year are projected to be ¥139.5 billion, a year-on-year increase of 6 percent.

- Social Systems Business

In the banking systems sector, market expansion is expected to continue in Asian countries, while certain major customers are expected to invest in systems integration. However, continued restrained capital investment will generally prevail, in part due to the effect of reluctance to buy because of the issue of new currency notes.

In the public transportation systems sector, there is a trend toward restrained investment along with curbs on the shift to IC cards for train tickets and passes in the Kansai region, while in the Kanto region, the introduction of common ticket machines for various companies is projected to expand.

In the traffic-related systems sector, curtailment of public works spending will continue, but a series of large-scale projects such as traffic control systems for urban expressways is expected to result in a substantial increase in sales over the previous year.

However, with the overall restraint in capital investment continuing, total net sales for the fiscal year are expected to be ¥119.5 billion, a year-on-year decrease of 7 percent.

- Healthcare Business

In Japan, against a background of weak consumer spending, increasingly selective consumption and a shift to service-based consumption, there will be further changes in the distribution structure, and restructuring among retailers and the advance of large-scale, diverse alliances is likely to accelerate. Amid these conditions, strategic integration with distributors will advance, and efficient retail support will be strengthened to revitalize sales sites. Overseas, consumption is trending downward, but the Company will work to boost sales in the Christmas shopping season through advertising and other sales promotion measures. In addition, the Company will strengthen sales channels to further improve recognition.

Total net sales for the fiscal year are projected to be ¥42.5 billion, a year-on-year increase of 5 percent.

- Others

The Creative Service Business will aim to increase revenues through outsourcing services in the management service sector. However, an operating environment as difficult as the first half is expected to continue in the second half of the fiscal year.

In the Business Development Group, the effects from restrained corporate capital investment are projected to continue. In addition, starting from the second half of the fiscal year, Omron Alphatech Corporation will be excluded from the scope of consolidation. As a result, sales are expected to decline sharply from the previous fiscal year.

Total net sales of the Others segment for the fiscal year are projected to be ¥36.0 billion, a year-on-year decrease of 27 percent.

③ Distribution of Profits

The fiscal year-end cash dividend is expected to be the same as the interim dividend at ¥5.00 per share, for a total of ¥10.00 per share for the year.

(Attachment)

(b) Financial Condition

(1) Financial Condition for the Interim Period Ended September 30, 2002

Although net loss for the interim period was ¥9,726 million, net cash provided by operating activities was ¥15,046 million. This is attributable to factors including collection of trade accounts receivable and notes receivable from the previous fiscal year, and a decrease in income tax payments for the period because of the small amount of taxable income in the previous fiscal year.

In investing activities, compared with the same period of the previous fiscal year, the Company's curtailment of purchases of investment securities and investment in equipment and other fixed assets limited net cash used in investing activities to ¥12,827 million.

Net cash provided by financing activities was ¥10,712 million, as repayment of long-term debt, which consists mainly of bank loans, was reduced in comparison with the interim period in the previous fiscal year.

As a result of operating activities, investing activities and financing activities, cash and cash equivalents at the end of the period increased ¥12,461 million from the end of March 2002.

(2) Outlook for the Full Fiscal Year

In the second half of the current fiscal year, an increase in accounts receivable is projected due to factors including deliveries related to public investments, which are concentrated at the end of the fiscal year. However, with efforts to maintain operating income at or above the level in the first half and a decrease in retirement benefit payments for the early retirement program, the Company expects to be able to maintain operating cash flow at the present level.

In investing activities, capital investment and other investments in the second half of the fiscal year are projected to be at about the same level as in the first half, with a payment for a portion of the funds for construction of the Keihanna R&D Laboratory.

In financing activities, while monitoring financial conditions, Omron flexibly borrows and repays loans from banks, life insurance companies and other financial institutions. In the interim period, long-term debt of ¥12,051 million that the Company plans to repay within one year consisted almost entirely of loans from banks and other financial institutions, and is scheduled to be repaid in the first half of the fiscal year ending March 2004.

Cash and cash equivalents at the end of the interim period totaled ¥83,240 million. The Company believes this to be a sufficient level for conducting its business activities in the present economic conditions.

However, in the event that financial conditions deteriorate due to factors such as financial system reforms in Japan, regional wars, global economic recession, or sudden changes in exchange rates, which impact all major companies in Japan, Omron, like other companies, would be affected by such events.

Projections of results and future developments are based on information available to the Company at the present time, as well as certain assumptions judged by the Company to be reasonable. Various factors could cause actual results to differ materially from these projections. Major factors influencing Omron's actual results include, but are not limited to, (i) the economic conditions surrounding the Company's businesses in Japan and overseas, (ii) demand trends for the Company's products and services, (iii) the ability of the Omron Group to develop new technologies and new products, (iv) major changes in the fund-raising environment, (v) tie-ups or cooperative relationships with other companies, and (vi) movements in currency exchange rates and stock markets.

(Attachment)

4. Interim Consolidated Financial Statements

Interim Consolidated Statements of Income

(Millions of yen)

	Six months ended September 30, 2002		Six months ended September 30, 2001		Year ended March 31, 2002	
Net sales	246,890	100.0%	256,184	100.0%	533,964	100.0%
Cost of sales	151,978	61.6	165,037	64.4	353,429	66.2
Gross profit	94,912	38.4	91,147	35.6	180,535	33.8
Selling, general and administrative expenses	65,124	26.4	65,720	25.7	134,907	25.3
Research and development expenses	18,332	7.4	20,297	7.9	41,407	7.7
Operating income	11,456	4.6	5,130	2.0	4,221	0.8
Interest expenses, net	209	0.1	114	0.0	223	0.0
Foreign exchange loss, net	589	0.2	1,304	0.5	1,506	0.3
Other expenses, net	23,386	9.5	135	0.1	27,865	5.3
Income (loss) before income taxes, minority interests and cumulative effect of accounting change	(12,728)	-5.2	3,577	1.4	(25,373)	-4.8
Income taxes:	(3,051)	-1.3	1,771	0.7	(9,348)	-1.8
Current	[4,236]		[3,237]		[6,783]	
Deferred	[(7,287)]		[(1,466)]		[(16,131)]	
Minority interests	49	0.0	36	0.0	132	0.0
Income (loss) before cumulative effect of accounting change	(9,726)	-3.9	1,770	0.7	(16,157)	-3.0
Cumulative effect of accounting change (after consideration of tax effect)	—	—	384	0.1	384	0.0
Net income (loss)	(9,726)	-3.9%	2,154	0.8%	(15,773)	-3.0%

(Attachment)

Interim Consolidated Balance Sheets

(Millions of yen)

	As of September 30, 2002		As of September 30, 2001		As of March 31, 2002	
ASSETS						
Current Assets:	283,476	51.3%	279,572	52.2%	277,498	50.5%
Cash and cash equivalents	83,240		63,500		70,779	
Notes and accounts receivable — trade	97,506		102,476		114,906	
Allowance for doubtful receivables	(2,958)		(2,031)		(2,755)	
Inventories	82,152		94,526		74,617	
Deferred income taxes	14,091		11,661		13,001	
Other current assets	9,445		9,440		6,950	
Property, Plant and Equipment:	143,269	25.9	156,847	29.3	152,294	27.7
Land	46,512		50,499		46,979	
Buildings	98,699		113,225		108,547	
Machinery and equipment	130,974		133,723		133,672	
Construction in progress	7,386		5,605		8,642	
Accumulated depreciation	(140,302)		(146,205)		(145,546)	
Investments and Other Assets:	125,875	22.8	98,960	18.5	119,574	21.8
Investments in and advances to associates	566		977		785	
Investment securities	40,938		43,662		43,431	
Leasehold deposits	10,050		10,820		10,653	
Deferred income taxes	54,324		24,547		43,901	
Other	19,997		18,954		20,804	
Total Assets	552,620	100.0%	535,379	100.0%	549,366	100.0%

(Attachment)

(Millions of yen)

	As of September 30, 2002		As of September 30, 2001		As of March 31, 2002	
LIABILITIES						
Current Liabilities:	144,393	26.1%	124,383	23.2%	129,445	23.6%
Bank loans	19,963		14,050		14,723	
Notes and accounts payable —trade	58,172		58,972		60,000	
Accrued expenses	22,435		23,978		22,748	
Income taxes payable	3,387		3,400		3,832	
Deferred income taxes	352		572		315	
Other current liabilities	28,033		22,047		26,635	
Current portion of long-term debt	12,051		1,364		1,192	
Long-Term Debt	40,672	7.4	43,934	8.2	42,796	7.8
Deferred Income Taxes	538	0.1	88	0.0	436	0.1
Termination and Retirement Benefits	86,462	15.6	47,909	8.9	75,367	13.7
Other Long-Term Liabilities	288	0.1	302	0.1	291	0.0
Minority Interests in Subsidiaries	2,374	0.4	2,425	0.5	2,797	0.5
Total Liabilities	274,727	49.7	219,041	40.9	251,132	45.7
SHAREHOLDERS' EQUITY						
Common stock	64,082	11.6	64,082	12.0	64,082	11.7
Additional paid-in capital	98,705	17.9	98,705	18.4	98,705	18.0
Legal reserve	7,639	1.4	7,728	1.4	7,660	1.4
Retained earnings	144,123	26.1	174,541	32.6	155,069	28.2
Accumulated other comprehensive loss	(34,558)	(6.3)	(26,895)	(5.0)	(25,363)	(4.6)
Foreign currency translation adjustments	(10,816)		(15,933)		(7,402)	
Minimum pension liability adjustments	(25,968)		(6,280)		(21,224)	
Unrealized gain on available-for-sale securities	2,367		(4,669)		3,331	
Unrealized loss on derivatives	(141)		(13)		(68)	
Treasury stock	(2,098)	(0.4)	(1,823)	(0.3)	(1,919)	(0.4)
Total Shareholders' Equity	277,893	50.3	316,338	59.1	298,234	54.3
Total Liabilities and Shareholders' Equity	552,620	100.0%	535,379	100.0%	549,366	100.0%

(Attachment)

Interim Consolidated Statements of Shareholders' Equity

Six months ended September 30, 2002 (Millions of yen)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, March 31, 2002	64,082	98,705	7,660	155,069	(25,363)	(1,919)
Net loss				(9,726)		
Cash dividends				(1,241)		
Drawdown on legal reserve			(21)	21		
Foreign currency translation adjustments					(3,414)	
Minimum pension liability adjustments					(4,744)	
Unrealized gain on available-for-sale securities					(964)	
Unrealized loss on derivatives					(73)	
Acquisition of treasury stock						(179)
Balance, September 30, 2002	64,082	98,705	7,639	144,123	(34,558)	(2,098)

Six months ended September 30, 2001 (Millions of yen)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, March 31, 2001	64,082	98,705	7,652	174,077	(17,346)	(1,212)
Income before cumulative effect of accounting change				1,770		
Cumulative effect of accounting change				384	(412)	
Cash dividends				(1,614)		
Transfer to legal reserve			76	(76)		
Foreign currency translation adjustments					(2,221)	
Minimum pension liability adjustments					971	
Unrealized gain on available-for-sale securities					(8,286)	
Unrealized loss on derivatives					399	
Acquisition of treasury stock						(629)
Exercise of stock options						18
Balance, September 30, 2001	64,082	98,705	7,728	174,541	(26,895)	(1,823)

(Attachment)

Year ended March 31, 2002 (Millions of yen)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, March 31, 2001	64,082	98,705	7,652	174,077	(17,346)	(1,212)
Loss before cumulative effect of accounting change				(16,157)		
Cumulative effect of accounting change				384	(412)	
Cash dividends				(3,227)		
Transfer to legal reserve			8	(8)		
Foreign currency translation adjustments					6,310	
Minimum pension liability adjustments					(13,973)	
Unrealized gain on available-for-sale securities					(286)	
Unrealized loss on derivatives					344	
Acquisition of treasury stock						(725)
Exercise of stock options						18
Balance, March 31, 2002	64,082	98,705	7,660	155,069	(25,363)	(1,919)

(Attachment)

Interim Consolidated Statements of Cash Flows

(Millions of yen)

	Six months ended September 30, 2002	Six months ended September 30, 2001	Year ended March 31, 2002
Operating Activities:			
Net income (loss)	(9,726)	2,154	(15,773)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	15,300	15,364	33,569
Net loss (gain) on sales and disposals of property, plant and equipment	(62)	75	1,314
Loss on impairment of property, plant and equipment	4,141	—	6,815
Net loss (gain) on sales of short-term investments and investment securities	51	(1,518)	(1,008)
Loss on impairment of investment securities and other assets	1,126	1,530	17,199
Bad debt expenses	400	189	520
Termination and retirement benefits	3,406	789	2,616
Deferred income taxes	(7,287)	(1,466)	(16,131)
Minority interests	49	36	132
Gain on sale of business	(240)	—	—
Cumulative effect of accounting change	—	(384)	(384)
Changes in assets and liabilities:			
Notes and accounts receivable — trade, net	18,766	30,885	19,402
Inventories	(8,054)	(3,336)	17,403
Other assets	(1,706)	(569)	2,279
Notes and accounts payable — trade	(2,165)	(23,188)	(22,291)
Income taxes payable	(433)	(11,372)	(10,992)
Accrued expenses and other	1,597	(3,806)	(1,082)
Other, net	(117)	(704)	99
Total adjustments	24,772	2,525	49,460
Net cash provided by operating activities	15,046	4,679	33,687
Investing Activities:			
Proceeds from sales or maturities of short-term investments and investment securities	59	2,687	3,111
Purchase of short-term investments and investment securities	(343)	(2,449)	(6,181)
Capital expenditures	(13,772)	(17,845)	(38,896)
Decrease in leasehold deposits	611	338	506
Proceeds from sales of property, plant and equipment	1,129	1,014	1,450
Acquisition of minority interests	(101)	(91)	(111)
Payment for acquisition of business	(410)	—	—
Net cash used in investing activities	(12,827)	(16,346)	(40,121)
Financing Activities:			
Net borrowings of short-term bank loans	3,939	5,151	5,786
Proceeds from issuance of long-term debt	10,203	12,765	13,102
Repayments of long-term debt	(1,415)	(25,534)	(26,970)
Dividends paid by parent company	(1,614)	(1,616)	(3,230)
Dividends paid to minority interests	(222)	(37)	(37)
Treasury stock	(179)	(629)	(725)
Exercise of stock options	—	18	18
Net cash provided by (used in) financing activities	10,712	(9,882)	(12,056)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(470)	(572)	3,648
Net Decrease in Cash and Cash Equivalents	12,461	(22,121)	(14,842)
Cash and Cash Equivalents at Beginning of the Period	70,779	85,621	85,621
Cash and Cash Equivalents at End of the Period	83,240	63,500	70,779
Notes to cash flows from operating activities:			
Interest paid	764	720	1,264
Taxes paid	4,681	14,634	17,748
Note to investing and financing activities not involving cash flow:			
Debt related to capital expenditures	1,548	1,535	1,516

(Attachment)

Preparation of the Interim Consolidated Financial Statements

1. Scope of Consolidation and Application of the Equity Method

① Number of consolidated subsidiaries and companies accounted for by the equity method

	Six months ended September 30, 2002	Year ended March 31, 2001	Increase (decrease)
Consolidated subsidiaries	137	133	4
Unconsolidated subsidiaries accounted for by the equity method	—	—	—
Affiliates accounted for by the equity method	11	13	(2)
Total	148	146	2

② Names of principal subsidiaries and affiliates

Consolidated subsidiaries: OMRON Kumamoto CO., LTD., OMRON Europe B.V.

Companies accounted for by the equity method: Ryudensha Co., Ltd.

③ Changes in scope of consolidation and application of the equity method:

Consolidated subsidiaries

(New) 5 companies (FA TECHNO Corporation and four others)

(Eliminated) 1 company

Affiliates accounted for by the equity method:

(New) 1 company

(Eliminated) 3 companies

2. Accounting Policies

Changes in accounting methods are as follows.

(Application of new accounting standards)

Effective from the year ending March 31, 2003, the Company has adopted the provisions of the Statement of Financial Accounting Standards ("SFAS") No. 142 ("Goodwill and Other Intangible Assets") and SFAS No. 144 ("Accounting for the Impairment or Disposal of Long-Lived Assets") issued by the Financial Accounting Standards Board ("FASB") of the United States.

The effect of the adoption of these standards on the interim consolidated financial statements is insignificant.

3. Comprehensive Income

Comprehensive income (loss) in addition to other comprehensive income (loss) in net income is as follows:

Six months ended September 30, 2002: (¥18,921 million)

Six months ended September 30, 2001: (¥7,395 million)

Year ended March 31, 2002: (¥23,790 million)

Other comprehensive income (loss) includes changes in foreign currency translation adjustments, minimum pension liability adjustments, unrealized gain on available-for-sale securities and unrealized loss on derivatives.

4. Major Components of Other Expenses, Net

The major components of "Other expenses (income), net" are as follows:

		(Millions of yen)
Six months ended September 30, 2002	Business structure reform expenses	¥18,803
	Loss on impairment of property, plant and equipment	4,141
Six months ended September 30, 2001	Loss on impairment of investment securities and other assets	1,530
	Net gain on sales of short-term investments and marketable securities	(1,518)
Year ended March 31, 2002	Loss on impairment of investment securities and other assets	17,199
	Loss on impairment of property, plant and equipment	6,815

(Attachment)

5. Segment Information

1. Business Segment Information

Six months ended September 30, 2002 (Millions of yen)

	Industrial Automation Business	Electronic Components Business	Social Systems Business	Healthcare Business	Others	Total	Eliminations & Corporate	Consolidated
Net sales:								
(1) Sales to outside customers	98,233	67,279	41,803	20,367	19,208	246,890	—	246,890
(2) Intersegment sales and transfers	2,669	9,638	3,154	49	21,129	36,639	(36,639)	—
Total	100,902	76,917	44,957	20,416	40,337	283,529	(36,639)	246,890
Operating expenses	87,779	69,964	48,778	18,558	39,111	264,190	(28,756)	235,434
Operating income (loss)	13,123	6,953	(3,821)	1,858	1,226	19,339	(7,883)	11,456

Note: The Social Systems Solutions and Service Business Company and the Advanced Module Business Company are included in the Social Systems Business.

(Supplemental information) The revision of sales routes for certain products and regions effective from April 2002 had the following effects:

		(Millions of yen)
Industrial Automation Business:	Decrease in sales to outside customers	2,470
Electronic Components Business:	Increase in sales to outside customers	3,597
	Decrease in intersegment sales	2,032
Social Systems Business:	Increase in sales to outside customers	1,318
	Increase in intersegment sales	582
Others:	Decrease in sales to outside customers	2,445
	Decrease in intersegment sales	791

Six months ended September 30, 2001 (Millions of yen)

	Industrial Automation Business	Electronic Components Business	Social Systems Business	Healthcare Business	Others	Total	Eliminations & Corporate	Consolidated
Net sales:								
(1) Sales to outside customers	96,494	60,753	53,770	18,748	26,419	256,184	—	256,184
(2) Intersegment sales and transfers	2,742	11,430	4,134	108	23,304	41,718	(41,718)	—
Total	99,236	72,183	57,904	18,856	49,723	297,902	(41,718)	256,184
Operating expenses	90,654	67,851	60,735	18,410	47,612	285,262	(34,208)	251,054
Operating income (loss)	8,582	4,332	(2,831)	446	2,111	12,640	(7,510)	5,130

Year ended March 31, 2002 (Millions of yen)

	Industrial Automation Business	Electronic Components Business	Social Systems Business	Healthcare Business	Others	Total	Eliminations & Corporate	Consolidated
Net sales:								
(1) Sales to outside customers	186,984	128,193	124,627	40,617	53,543	533,964	—	533,964
(2) Intersegment sales and transfers	6,426	19,701	8,990	218	47,323	82,658	(82,658)	—
Total	193,410	147,894	133,617	40,835	100,866	616,622	(82,658)	533,964
Operating expenses	181,296	139,950	136,648	39,210	98,278	595,382	(65,639)	529,743
Operating income (loss)	12,114	7,944	(3,031)	1,625	2,588	21,240	(17,019)	4,221

Note: "Others" includes the Creative Service Business, the Business Development Group and other divisions.

(Attachment)

2. Area Segment Information

Six months ended September 30, 2002 (Millions of yen)

	Japan	North America	Europe	Asia	Total	Eliminations & Corporate	Consolidated
Net sales:							
(1) Sales to outside customers	152,230	34,621	34,339	25,700	246,890	—	246,890
(2) Intersegment sales and transfers	37,642	195	298	14,504	52,639	(52,639)	—
Total	189,872	34,816	34,637	40,204	299,529	(52,639)	246,890
Operating expenses	179,543	31,463	33,032	37,789	281,827	(46,393)	235,434
Operating income	10,329	3,353	1,605	2,415	17,702	(6,246)	11,456

Six months ended September 30, 2001 (Millions of yen)

	Japan	North America	Europe	Asia	Total	Eliminations & Corporate	Consolidated
Net sales:							
(1) Sales to outside customers	170,612	31,304	30,925	23,343	256,184	—	256,184
(2) Intersegment sales and transfers	36,976	266	254	13,113	50,609	(50,609)	—
Total	207,588	31,570	31,179	36,456	306,793	(50,609)	256,184
Operating expenses	197,574	30,501	30,245	35,302	293,622	(42,568)	251,054
Operating income	10,014	1,069	934	1,154	13,171	(8,041)	5,130

Year ended March 31, 2002 (Millions of yen)

	Japan	North America	Europe	Asia	Total	Eliminations & Corporate	Consolidated
Net sales:							
(1) Sales to outside customers	357,868	65,559	65,305	45,232	533,964	—	533,964
(2) Intersegment sales and transfers	67,774	512	478	26,002	94,766	(94,766)	—
Total	425,642	66,071	65,783	71,234	628,730	(94,766)	533,964
Operating expenses	409,664	63,092	63,868	69,802	606,426	(76,683)	529,743
Operating income	15,978	2,979	1,915	1,432	22,304	(18,083)	4,221

3. Overseas Sales

(Millions of yen)

	Six months ended September 30, 2002	Six months ended September 30, 2001	Year ended March 31, 2002
North America	35,154	31,805	67,068
(Percentage of total sales)	14.2%	12.4%	12.6%
Europe	34,936	31,658	67,026
(Percentage of total sales)	14.2%	12.3%	12.5%
Asia	32,450	29,099	55,016
(Percentage of total sales)	13.1%	11.4%	10.3%
Total	102,540	92,562	189,110
(Percentage of total sales)	41.5%	36.1%	35.4%

(Attachment)

6. Securities

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," among marketable securities held by the Company and its subsidiaries, available-for-sale securities are stated at fair value reflecting unrealized gains and losses.

Short-term investments and investment securities include debt securities and equity securities. For marketable securities included among these, the acquisition cost or amortized cost, unrealized gain and loss, and fair value are as follows.

As of September 30, 2002
Available-for-sale securities (Millions of yen)

	Cost*	Gross unrealized gain	Gross unrealized loss	Fair value
Debt securities	40	—	—	40
Equity securities	30,563	7,328	(1,459)	36,432
Total investment securities	30,603	7,328	(1,459)	36,472

As of September 30, 2001
Available-for-sale securities (Millions of yen)

	Cost*	Gross unrealized gain	Gross unrealized loss	Fair value
Debt securities	21	—	—	21
Equity securities	42,807	5,750	(12,012)	36,545
Total investment securities	42,828	5,750	(12,012)	36,566

As of March 31, 2002
Available-for-sale securities (Millions of yen)

	Cost*	Gross unrealized gain	Gross unrealized loss	Fair value
Debt securities	33	—	—	33
Equity securities	31,185	8,346	(815)	38,716
Total investment securities	31,218	8,346	(815)	38,749

*Indicates amortized cost for debt securities and acquisition cost for equity securities.

(Attachment)

7. Breakdown of Sales

Net sales by consolidated business segment (Millions of yen)

	Six months ended September 30, 2002		Six months ended September 30, 2001		Increase (decrease)
Industrial Automation Business	98,233	39.8%	93,695	36.6%	4.8%
Electronic Components Business	67,279	27.3	64,422	25.2	4.4
Social Systems Business	41,803	16.9	55,431	21.6	(24.6)
Healthcare Business	20,367	8.2	18,748	7.3	8.6
Other	19,208	7.8	23,888	9.3	(19.6)
Total	246,890	100.0%	256,184	100.0%	(3.6)%

Notes:
1. The Social Systems Solutions and Service Business Company and the Advanced Module Business Company are included in the Social Systems Business.
2. Certain products and regions for the six months ended September 30, 2001 have been reclassified in accordance with the revision of sales routes effective from April 2002.

Projected net sales for the fiscal year ending March 31, 2003 by consolidated business segment

(Millions of yen)

	Year ending March 31, 2003 (est.)		Year ended March 31, 2002		Increase (decrease)
Industrial Automation Business	197,500	36.9%	184,185	34.5%	7.2%
Electronic Components Business	139,500	26.1	131,862	24.7	5.8
Social Systems Business	119,500	22.3	128,057	24.0	(6.7)
Healthcare Business	42,500	8.0	40,617	7.6	4.6
Other	36,000	6.7	49,243	9.2	(26.9)
Total	535,000	100.0%	533,964	100.0%	0.2%

Notes:
1. The Social Systems Solutions and Service Business Company and the Advanced Module Business Company are included in the Social Systems Business.
2. Certain products and regions for the year ended March 31, 2002 have been reclassified in accordance with the revision of sales routes effective from April 2002.

(Attachment)

(Attachment)

Results for the Six Months Ended September 30, 2002: Supplemental Materials

Consolidated Performance

Net sales by business segment (Billions of yen)

		Six months ended September 30, 2002	Six months ended September 30, 2001	Year-on-year change (%)
IAB	Domestic	49.1	49.7	(1.3)%
	Overseas	49.1	44.0	11.8
	Total	98.2	93.7	4.8
ECB	Domestic	31.9	32.2	(0.8)
	Overseas	35.4	32.3	9.7
	Total	67.3	64.5	4.4
SSB	Domestic	35.5	48.8	(27.3)
	Overseas	6.3	6.6	(4.8)
	Total	41.8	55.4	(24.6)
HCB	Domestic	9.6	9.3	2.4
	Overseas	10.8	9.4	14.9
	Total	20.4	18.7	8.6
Others	Domestic	18.3	23.6	(22.3)
	Overseas	0.9	0.3	192.9
	Total	19.2	23.9	(19.6)
Total	Domestic	144.4	163.6	(11.8)
	Overseas	102.5	92.6	10.8
	[% of total]	[41.5%]	[36.1%]	[+5.4 points]
	Total	246.9	256.2	(3.6)

Notes:

1. The following divisions are included in each business segment.
 - IAB: Industrial Automation Business Company
 - ECB: Electronic Components Business Company
 - SSB: Social Systems Solutions and Service Business Company and Advanced Module Business Company
 - HCB: Healthcare Business Company
 - Other: Creative Service Business Company and Business Development Group
2. Figures for the six months ended September 30, 2001 have been restated in accordance with business restructuring.

Net sales by area segment

Domestic	Omron	106.5	127.2	(16.3)%
	Subsidiaries	37.9	36.4	3.8
Total domestic sales		144.4	163.6	(11.8)
Direct exports		7.9	7.0	12.7
Overseas subsidiaries	North America	34.6	31.3	10.6
	Europe	34.3	30.9	11.0
	Asia and Others	25.7	23.4	10.1
Total overseas sales		102.5	92.6	10.8

Average currency exchange rate (One unit of currency, in yen)

USD	123.6	122.3	1.3
EUR	117.2	108.1	9.1

(Attachment)

Projected Results for the Fiscal Year Ending March 31, 2003

Consolidated Performance

Net sales by business segment (Billions of yen)

		Year ending March 31, 2003 (est.)	Year ended March 31, 2002	Year-on-year change (%)
IAB	Domestic	99.5	95.5	4.1%
	Overseas	98.0	88.7	10.6
	Total	197.5	184.2	7.2
ECB	Domestic	68.0	65.7	3.5
	Overseas	71.5	66.2	8.0
	Total	139.5	131.9	5.8
SSB	Domestic	106.5	116.3	(8.4)
	Overseas	13.0	11.8	9.9
	Total	119.5	128.1	(6.7)
HCB	Domestic	19.5	19.0	2.9
	Overseas	23.0	21.6	6.1
	Total	42.5	40.6	4.6
Others	Domestic	34.5	48.4	(28.8)
	Overseas	1.5	0.8	93.1
	Total	36.0	49.2	(26.9)
Total	Domestic	328.0	344.9	(4.9)
	Overseas	207.0	189.1	9.5
	[% of total]	[38.7%]	[35.4%]	[+3.3 points]
	Total	535.0	534.0	0.2

Note: Figures for the year ended March 31, 2002 have been restated in accordance with business restructuring.

Net sales by overseas area segment

Direct exports		15.5	13.0	19.1%
Overseas subsidiaries	North America	69.0	65.6	5.2
	Europe	71.5	65.3	9.5
	Asia and Others	51.0	45.2	12.8
Total overseas sales		207.0	189.1	9.5

Income and loss

Net sales	535.0	534.0	0.2%
Operating income	30.0	4.2	610.8
Income before income taxes	4.0	(25.4)	—
Net income	1.0	(15.8)	—

Return on equity

	0.3%	(5.1)%	+5.4 points

Capital expenditures／Depreciation／R&D expenses

Capital expenditures	35.0	38.6	(9.4)%
Depreciation	31.0	33.6	(7.7)
R&D expenses	41.0	41.4	(1.0)

Average currency exchange rate (One unit of currency, in yen)

USD	122.0	125.7	(3.7)
EUR	118.0	110.9	7.1

03 JUL 17 AM 7:21

January 21, 2002

FOR IMMEDIATE RELEASE

Company name: OMRON Corporation
Stock ticker number: 6645
Stock listings: First Sections of Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange
Contact: Fumio Tateisi, Managing Officer
Corporate Group Strategic Division
Phone: +81-3-3436-7170

Notice of Dissolution of Subsidiaries

The boards of directors of Human Renaissance Corporation and M. A. M. A Corporation, both of which are consolidated subsidiaries of OMRON Corporation, have resolved at their respective board meetings held on January 21, 2002 to begin dissolution procedures.

1. Circumstances leading to dissolution

 Human Renaissance Corporation was established in April 1997 to identify commercialization potential in areas such as agricultural and regional development. M. A. M. A Corporation was established in December 1997 as its subsidiary to carry out the agricultural food products business. However, due to poor results and no foreseeable improvement, it was decided to dissolve both companies.

2. Profile of the consolidated subsidiaries

 (1) Human Renaissance Corporation

 Address: 4-3-13, Toranomon, Minato-ku, Tokyo, Japan
 Representative director: Junichiro Yamada
 Capital: ¥490 million
 Principal stockholder: OMRON Corporation, 100%
 Business area: Supervision and control of Human Renaissance business

(2) M. A. M. A Corporation

Address: 4-3-13, Toranomon, Minato-ku, Tokyo, Japan

Representative director: Junichiro Yamada

Capital: ¥60 million

Principal stockholder: Human Renaissance Corporation, 75.5%

Business area: Sale of agricultural and livestock products, etc.

3. Date of dissolution

Resolutions by the general meeting of stockholders of both companies to dissolve the companies are scheduled by March 31, 2002.

4. Outlook

The effect of the dissolution of these two subsidiaries on OMRON's revenues/profits will be minimal and will have no impact on the consolidated and non-consolidated projections for the fiscal year ending March 31, 2002, which were announced on November 13, 2001.

#

03 JUL 17 AM 7:21

Company: OMRON CORPORATION
Stock ticker number: 6645
Stock listings: First sections of Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange
Contact: Fumio Tateisi, Managing Officer
Corporate Group Strategic Division
Tel: +81-3-3436-7170

Notice of Dissolution of Subsidiary

The board of directors of BELL SANTE CO., LTD. a consolidated subsidiary of OMRON CORPORATION, resolved at its board meeting held on February 22, 2002 to begin dissolution procedures.

1. Reason for dissolution
 BELL SANTE CO., LTD. was established in July 1997 and was involved in the health and fitness business, but due to poor results and no foreseeable future, the decision was made to dissolve the company.

2. Company profile

Location of HQ:	901 Higashishiokoji-cho, Shiokoji-sagaru, Karasuma-dori, Shimogyo-ku, Kyoto, Japan
Representative Director:	Kimio Kawashima
Capital:	¥100 million
Principal stockholder:	OMRON GENERAL SERVICE CORPORATION (OMRON's wholly owned subsidiary), 100%
Business area:	Management and operation of a health fitness club

3. Date of dissolution
 A resolution by the general meeting of stockholders to dissolve the company is to be made as scheduled no later than March 31, 2002.

4. Outlook
 The effect of this dissolution on OMRON's revenues/profits will be minimal and will have no impact on the consolidated and non-consolidated projections for the fiscal year ending March 31, 2002.

03 JUL 17 AM 7:21

March 5, 2002
Company: Omron Corporation
Stock code: 6645
Stock listings: First sections of Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange
Contact: Fumio Tateisi, Managing Officer
Corporate Group Strategic Division
Tel: +81-3-3436-7170

Notice Regarding Adjustments to Omron's Performance Forecast

March 5, 2002 -- Omron Corporation announces further adjustments to its consolidated and non-consolidated performance forecast (announced November 13, 2001). These adjustments, which reflect current business conditions, are detailed below.

1. Adjustments to consolidated performance forecast (Unit: millions of yen, %)

Adjustments to forecasted consolidated performance figures for the fiscal year ending March 2002 (April 1, 2001 to March 31, 2002)

	Net Sales	Net Income Before Taxes	Net Income
Forecast from November 13, 2001 (A)	550,000	- 8,000	- 5,000
Adjusted forecast (B)	530,000	- 21,000	-12,500
Change in figures (B - A)	- 20,000	- 13,000	- 7,500
Percentage change	- 3.6	--	--
Previous fiscal year results (ending March 31, 2001)	594,259	40,037	22,297

2. Adjustments to non-consolidated performance forecast (Unit: millions of yen, %)
Adjustments to forecasted non-consolidated performance figures for the fiscal year ending March 2002 (April 1, 2001 to March 31, 2002)

	Net Sales	Ordinary Income	Net Income
Forecast from November 13, 2001 (A)	365,000	5,000	2,000
Adjusted forecast (B)	345,000	- 2,500	- 9,500
Change in figures (B - A)	- 20,000	- 7,500	- 11,500
Percentage change	- 5.5	--	--
Previous fiscal year results (ending March 31, 2001)	429,306	28,120	16,839

3. Reasons for adjustments to consolidated/non-consolidated performance forecasts

Since the November 2001 forecast, there has been worldwide restraint in IT-related capital investment. As a result of this restraint, Omron's core businesses -- the Industrial Automation Company and the Electronic Components Company -- have been experiencing ongoing difficulty in the second half of the current fiscal year. The Social Systems Business Company has also found itself in a difficult situation due to several unforeseen factors that have become increasingly apparent since the start of the year. These include postponed projects in the area of train station management systems, and restrained public sector investment in traffic control and road information management systems. The Company is also feeling the repercussions of a considerable drop in demand for electronic fund transfer systems such as ATMs due to restrained capital investment by financial institutions. Consequently, the Social Systems Business Company will most certainly see a substantial decline in sales during the current quarter term (January to March 2002) when compared to previous years. Moreover, Omron's operating and non-operating expenses (special expenses for the non-consolidated performance of Omron Corporation) are expected to increase. Key contributing factors include a reduction in non-operating assets (accompanying the complete review of Omron's business structure), and an increased loss in the value of financial institution stocks as well as other stocks held by Omron (as a result of lowering stock prices).

On account of these circumstances, adjustments (as shown above) have been made once again to the current fiscal year's performance forecast announced last November. As for the term-end dividends, Omron will continue to pay 6.5 yen per share (13 yen for the full year).

4. Accelerating structural reforms

To remedy Omron's declining performance, the company will implement the following measures in order to accelerate its Non Retreat Structural Reform launched last November. In addition to these structural reform programs and as an emergency measure, remuneration for directors and officers will be cut by 25-30%.

(1) Internal Company Business Structure Reforms

1) The Industrial Automation Company and the Electronic Components Company will accelerate the transfer of manufacturing operations to countries outside Japan, mainly China. With this strategy, Omron aims to cut manufacturing in Japan by 25%.

2) The Social Systems Business Company, the Healthcare Company and the Creative Service Company will work toward streamlining and transforming their business structure into one that maximizes their individual competitive strengths. As part of this effort, Omron will also consider the possibility of turning these businesses into independent companies.

(2) Business Structure Transformation for the Social Systems Business Company

Due to declining profitability with the current business structure, the Social Systems Business Company will transform its company structure into one that consists of the following three business units.

1) Modules business: Manufacture and marketing of units (core modules) to be embedded in equipment
2) Solutions business: Offering solutions that consist of equipment and systems for the financial, train station management and traffic control markets
3) Service business: Offering equipment maintenance and other services, as well as infrastructure-related services targeting high-growth areas

In promoting these three businesses, the Social Systems Business Company will implement aggressive collaboration/alliance strategies, while also taking into consideration restructuring of the Company's organization. Along with these efforts, the Company will cut fixed costs and personnel related to its current business lines by 15%.

(3) Structural Reforms for Omron Corporate Headquarters

Toward the future aim of changing its corporate structure to that of a holding company, Omron will integrate the administrative functions of its headquarters. To build a streamlined and efficient structure optimized for managing the entire Omron Group, fixed costs and personnel of headquarters will be cut by 10%.

(4) Reallocation of Personnel (Human Resource Structure Reform)

Omron's Value-added Innovation Committee 21 (VIC21, established to improve Omron's group-wide productivity) has estimated that these reform programs, which will take place over a two-year period, may require the reallocation of approximately 2,000 people from the Omron Group in Japan. Along with streamlining through normal attrition, Omron will reallocate manpower to strengthen the total performance of the Omron Group. Toward this end, Omron will promote the reassignment and training of personnel to new positions to provide them with appropriate job opportunities within the Omron Group. However, for as many as half, reallocation may be difficult. As such, Omron will launch early retirement benefits that take into consideration the diversified preference of working styles among employees.

Note:

The above figures were calculated based on information that could be collected at this time. As a result of fluctuating currency exchange rates and an uncertain demand for equipment investment as well as other related factors which are difficult to predict, the performance forecast may not be consistent with actual results.

03 JUL 17 AM 7:21

March 25, 2002

For Immediate Release

Company: Omron Corporation
Representative Director and Chief Executive Officer: Yoshio Tateisi
Code Number: 6645
Stock Exchange Listings: Tokyo, Osaka, Nagoya (First Section of each)
Inquiries: Yukio Uchida, General Manager
Corporate Communications Headquarters
Phone: 075-344-7175

Notification of the Closure of Production Subsidiaries

At the Board of Directors meeting held on March 25, 2002, a resolution was passed to close three production subsidiaries: Omron Hitoyoshi Co., Ltd., Omron Amakusa Co., Ltd. and Omron Nomura Matsuno Co., Ltd. Details are as follows.

1. Events leading to the closure

Since their establishment in 1972, both Omron Hitoyoshi Co., Ltd. and Omron Amakusa Co., Ltd. have consistently operated as production facilities for relays, a control component. Omron Nomura Matsuno Co., Ltd., which also commenced operations in 1972, has primarily operated as production facilities for control devices for industrial use, such as timers, counters and thermostats.

However, global cost competition in the markets for these products has intensified, and production volume has substantially declined due to the recession. As a result, sales of these products have slackened considerably. Even if policies were implemented for future improvements, the current economic climate has made it difficult to continue operating the facilities. Therefore, the three production subsidiaries will be closed as part of Omron's ongoing restructuring efforts in order to minimize losses.

2. Profile of the production subsidiaries to be closed

Omron Hitoyoshi Co., Ltd.
Location: 1130 Ganjoji-machi, Hitoyoshi-shi, Kumamoto
President: Yoichi Yamaoka
Established: April 1972
Paid-in Capital: ¥60 million
Major Shareholders: Omron Corporation 67.1%; other Omron Group companies 32.9%
Estimated Closing Date: June 30, 2002

Omron Amakusa Co., Ltd.
Location: 2101 Ooaza-aitsu, Matsushima-cho, Amakusa-gun, Kumamoto
President: Yoichi Yamaoka
Established: December 1972
Paid-in Capital: ¥60 million
Major Shareholders: Omron Corporation 68.1%; other Omron Group companies 31.9%
Estimated Closing Date: June 30, 2002

Omron Nomura Matsuno Co., Ltd.
Location: 7-152 Ooaza-age, Nomura-cho, Higashi-uwajima-gun, Aichi
President: Hisashi Masaki
Established: November 1972
(Current company name adopted following merger between Omron Nomura Co., Ltd. and Omron Matsuno Co., Ltd. in 1994)
Paid-in Capital: ¥97 million
Major Shareholders: Omron Corporation 76.8%; other Omron Group companies 23.2%
Estimated Closing Date: June 20, 2002

3. *Outlook*

As the closure of the three production subsidiaries will have an insignificant effect on Omron's consolidated and non-consolidated sales and earnings, it will not influence Omron's consolidated and non-consolidated earnings forecast for the fiscal year ending March 31, 2002.

For Immediate Release

03 JUL 17 AM 7:21

April 5, 2002

Company: Omron Corporation
Representative Director and Chief Executive Officer: Yoshio Tateisi
Code Number: 6645
Stock Exchange Listings: Tokyo, Osaka, Nagoya (First Section of each)
Inquiries: Hitoshi Kondo, General Manager
Accounting Department, Finance and Accounting Headquarters
Phone: 075-344-7070

Announcement of Impairment of Available-for-Sale Securities
for the Year Ended March 31, 2002

Omron, which employs the "mark to market" method to evaluate available-for-sale securities held by the Company, has recorded an impairment of available-for-sale securities for the year ended March 31, 2002. Details are as follows.

1. Impairment of Available-for-Sale Securities for the Year Ended March 31, 2002

(Consolidated)

Total amount of impairment of available-for-sale securities as of March 31, 2002 (A)	¥13,845 million
Total assets as of March 31, 2001 (B)	¥325,958 million
(A)/(B) X 100	4.2%
Income before income taxes for the year ended March 31, 2001 (C)	¥40,037 million
(A)/(C) X 100	34.6%
Net income for the year ended March 31, 2001 (D)	¥22,297 million
(A)/(D) X 100	62.1%

(Non-consolidated)

Total amount of impairment of available-for-sale securities as of March 31, 2002 (A)	¥9,352 million
Total assets as of March 31, 2001 (B)	¥252,229 million
(A)/(B) X 100	3.7%
Income before income taxes for the year ended March 31, 2001 (C)	¥28,120 million
(A)/(C) X 100	33.3%
Net income for the year ended March 31, 2001 (D)	¥16,839 million
(A)/(D) X 100	55.5%

(Reference)

- Omron's fiscal year ends on March 31.
- Omron prepares its consolidated financial statements based on U.S. accounting standards.

2. Outlook

As Omron is currently in the process of calculating consolidated and non-consolidated business results for the year ended March 31, 2002, it does not anticipate the need to make corrections to publicly announced earnings estimates.

April 5, 2002

For Immediate Release

Company: Omron Corporation
Representative Director and Chief Executive Officer: Yoshio Tateisi
Code Number: 6645
Stock Exchange Listings: Tokyo, Osaka, Nagoya (First Section of each)
Inquiries: Fumio Tateisi, Managing Officer
Corporate Group Strategic Division
Phone: 03-3436-7170

Announcement Regarding the Liquidation of Subsidiaries

Omron has liquidated two of its consolidated subsidiaries: Omron Office Automation Products, Inc. and Omron Communicative Creation Corporation.

1. Omron Office Automation Products, Inc.

1) Events leading to the closure

Established in August 1991 in the United States as a subsidiary responsible for information equipment sales and market research, in recent years the company's performance had stagnated and a recovery could not be expected. As a result, the company was dissolved and liquidated in March 2002.

2) Company profile

Head Office: 3945 Freedom Circle, Suite 700, Santa Clara, CA 95054 USA
President: Kazuto Toyota
Paid-in Capital: US$500,000
Major Shareholders: Omron Management Center of America, Inc. (a wholly-owned subsidiary of Omron Corporation) 100%
Businesses: Information equipment sales and market research

2. Omron Communicative Creation Corporation

1) Events leading to the closure

Established in December 1989 to serve as an advertising agency, in recent years the company's performance had stagnated and a recovery could not be expected. As a result, the company was dissolved and liquidated in March 2002. The advertising business will be integrated into another subsidiary.

2) Company profile

Head Office: 735-5, Higashi-shiokoji-cho, Kudaru, Karasuma-dori, Nanajo, Shimogyo-ku, Kyoto 600-8530, Japan
President: Masao Ichikawa
Paid-in Capital: ¥250 million
Major Shareholders: Omron Corporation 100%
Businesses: Advertising agency

3. Outlook

As the liquidation of the two subsidiaries will have an insignificant effect on Omron's consolidated and non-consolidated sales and earnings, it will not influence Omron's consolidated and non-consolidated earnings forecast for the fiscal year ending March 31, 2002 (announced March 5, 2002).

03 JUL 17 AM 7:21

May 8, 2002

For Immediate Release

Company name: OMRON Corporation
Stock ticker number: 6645
Representative Director and
Chief Executive Officer: Yoshio Tateisi
Head Office: Shiokoji Horikawa,
Shimogyo-ku, Kyoto 600-8530, Japan

Reacquisition of Omron Stock

OMRON Corporation resolved at a meeting of its Board of Directors today (May 8, 2002) to make a proposal for authorization to reacquire shares of Omron stock, pursuant to Article 210 of the Commercial Code of Japan. The proposal, which will be placed on the agenda of its ordinary general meeting of shareholders to be held on June 25, 2002, is as follows.

1. Reason for Reacquisition of Shares
Omron will reacquire shares to enable execution of a flexible financial policy to respond to changes in economic conditions.

2. Details of Reacquisition

(1) Type of shares to be reacquired:	Common shares of Omron stock
(2) Number of shares to be reacquired:	5 million (maximum) (2.0% of total outstanding shares)
(3) Total cost of shares to be reacquired:	¥10 billion (maximum)

Note: The above details are contingent upon approval of the "Proposal for Reacquisition of Shares" at the 65th Ordinary General Meeting of Shareholders to be held on June 25, 2002.

#

For further information, contact:

Yukio Uchida
General Manager, Public Relations Liaison Office
OMRON Corporation
Phone: +81-75-344-7175

03 JUL 17 AM 7:21

May 8, 2002

For Immediate Release

Company name: OMRON Corporation
Stock ticker number: 6645
Representative Director and
Chief Executive Officer: Yoshio Tateisi
Head Office: Shiokoji Horikawa,
Shimogyo-ku, Kyoto 600-8530, Japan

Stock Options (Common Stock Acquisition Rights)

OMRON Corporation resolved at a meeting of its Board of Directors today (May 8, 2002) to make a proposal for authorization to issue common stock acquisition rights as stock options, pursuant to Articles 280-20 and 280-21-1 of the Commercial Code of Japan. The proposal, which will be placed on the agenda of its ordinary general meeting of shareholders to be held on June 25, 2002, is as follows.

1. Reason for Issuance of Common Stock Acquisition Rights at Advantageous Terms to Persons Other Than Shareholders
 OMRON Corporation will issue stock acquisition rights to its directors and managing officers without consideration, under the terms listed below, for the purpose of giving them greater incentive to carry out their duties in order to improve the results and maximize the international competitiveness of OMRON Corporation, thus contributing to raising the market value of its shareholders' stock.

2. Terms of Issue of Common Stock Acquisition Rights

(1) Persons Who Will Receive Allocations of Common Stock Acquisition Rights
Directors and managing officers of OMRON Corporation.

(2) Class and Number of Shares to be Issued or Transferred for Common Stock Acquisition Rights
Two hundred and seventy-six thousand (276,000) shares of common stock of OMRON Corporation.
Provided, that if OMRON Corporation splits or consolidates its common stock, the number of shares to be issued or transferred upon exercise of the rights shall be adjusted according to the following formula. However, such adjustment shall be made only to those rights that remain unexercised at the relevant time. Any fractions less than one (1) share arising as a result of such adjustment shall be rounded down to the nearest whole number.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of split or consolidation}$$

(3) Total Number of Rights to Be Issued
Two hundred and seventy-six (276).
(The number of shares to be issued or transferred upon exercise of each right shall be 1,000; provided, however, that any adjustments to the number of shares as set forth in (2) above shall be carried out as set forth in that section.)

(4) Issue Price of Rights
No consideration shall be paid.

(5) Amount to Be Paid in for Exercise of Rights
The exercise price shall be 1.05 times the average of closing prices of the common stock of OMRON Corporation in regular trading on the Osaka Securities Exchange for each day (excluding days on which there is no such closing price) of the full calendar month prior to the issuance of the rights. Any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest whole number. However, if such calculated price is lower than the closing price on the day of issuance of the rights (if there is no closing price on such date, then the closing price on the immediately preceding trading day), the exercise price shall be the closing price on the day of issuance of the rights.
If, after the issuance of the rights, OMRON Corporation splits its common stock or the issue price of the new stock is less than the market price, the exercise price shall be adjusted according to the following formula, and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest whole number.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Previous number of shares issued} + \dfrac{\text{New number of shares issued} \times \text{Exercise price per share}}{\text{Market price per share before split/new issuance}}}{\text{Previous number of shares issued} + \text{Increase in number of shares due to split/new issuance}}$$

(6) Period for Exercising Rights
July 1, 2004-June 30, 2007.

(7) Conditions for Exercising Rights
1. Persons who have received allocations of common stock acquisition rights

must hold the position of director or managing officer at the time of exercise. However, this limitation shall not apply in the case of directors and managing officers of OMRON Corporation who shall have retired following the completion of their term of office, or shall have reached the mandatory retirement age, or other such appropriate reason.

2. Common stock acquisition rights may not be assigned, pledged, or otherwise disposed of or inherited.
3. Other conditions shall be as set forth in the "Agreement on Allocation of Common Stock Acquisition Rights" between OMRON Corporation and the directors and managing officers who are party thereto, based on this resolution of the general meeting of shareholders and the board of directors.

(8) Grounds and Conditions for Cancellation of Rights

In the event that a person who has received an allocation of common stock acquisition rights does not conform to the conditions for exercise of such rights as set forth in section (7)-1 above, such rights may be cancelled. In such an event, the relevant rights shall be cancelled without any consideration.

#

For further information, contact:

Yukio Uchida
General Manager, Public Relations Liaison Office
OMRON Corporation
Phone: +81-75-344-7175

May 22, 2002

For Immediate Release

Company name: OMRON Corporation
Representative Director and
Chief Executive Officer: Yoshio Tateisi
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya
(First Sections)
Contact: Yukio Uchida, General Manager
Corporate Group General Affairs Division
(Phone: +81-75-344-7175)

Transfer of Parking Systems Business Division

At the Board of Directors meeting held on May 22, 2002, OMRON Corporation voted to transfer operations related to equipment sales in its parking systems business to Amano Corporation. OMRON Corporation also voted to form a business tie-up with Amano Corporation for maintenance operations in the same business.

1. Reason for the Business Transfer

Until now, OMRON Corporation has participated in the parking systems business independently. With demand in this field shifting to products that offer high added value such as superior technology or multiple functions, competition in Japan is expected to grow increasingly tight. In this challenging environment, OMRON Corporation believes that it will be difficult to achieve further growth in this field by conducting business alone, and therefore made the decision to transfer this business to Amano Corporation.

OMRON Corporation and Amano Corporation share the view that strengthening competitiveness by expanding the scale of this business to ensure future growth is critical for further increasing the corporate value of both companies. This understanding led to the basic agreement to transfer the operations of OMRON Corporation's parking systems business to Amano Corporation.

2. Details of the Business Transfer

(1) Business to be transferred
Sales of parking systems
(2) Net sales of business to be transferred
2,381 million yen (year ended March 31, 2002)
(3) Transfer price and settlement method
The transfer price and settlement method will be decided separately in discussions between the two companies.

3. Profile of Transferee

(1) Corporate name: Amano Corporation
(2) Main businesses: Manufacturing and sale of time information system products and environmental products
(3) Date of establishment: November 22, 1945
(4) Head office location: 275 Mamedo-cho, Kohoku-ku, Yokohama, Kanagawa-ken
(5) Representative: Yasuyoshi Komoto, President/CEO
(6) Capital: 18,329 million yen (as of March 31, 2002)
(7) Number of employees: 1,943 (as of March 31, 2002)
(8) Major shareholders and percentage of shares held (as of March 31, 2002):

Name of shareholder	Number of shares held (thousands)	Percentage of shares held
The Dai-ichi Mutual Life Insurance Company	8,500	9.57%
Japan Trustee Services Bank, Ltd. (trust account)	7,967	8.97
Amano Industrial Technology Research Center	6,071	6.84
Nippon Life Insurance Company	4,779	5.38
The Fuji Bank, Ltd.	4,618	5.20
UFJ Bank Limited	4,338	4.89
The Mitsubishi Trust & Banking Corp. (trust account)	4,271	4.81

(9) Relationships with the company: There are no equity or personnel relationships

4. Schedule

May 22, 2002: Approval of basic agreement at Board of Directors meeting
July 2002: Business transfer contract signing (planned)
October 2002: Business transfer date (planned)

5. Financial Outlook

The impact from this business transfer on consolidated and nonconsolidated results for the year ending March 31, 2003 will be insignificant, and will have no effect on the consolidated and nonconsolidated results forecasts announced on May 8, 2002.

May 29, 2002

For Immediate Release

Company name: OMRON Corporation
Representative Director and
Chief Executive Officer: Yoshio Tateisi
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya
(First Sections)
Contact: Yukio Uchida, General Manager
Corporate Group General Affairs Division
(Phone: +81-75-344-7175)

Implementation of Early Retirement Program

Together with the announcement of results on May 8, 2002, OMRON Corporation announced that it will implement an early retirement program as part of its Structural Reforms for Group Productivity. At the Board of Directors meeting held today, the directors of the Company voted to implement the program as follows:

1. **Reasons for Implementing the Early Retirement Program**
 In addition to alleviating the surplus headcount expected to result from the Structural Reforms for Group Productivity currently being executed, the program will expand choices for employees.

2. **Overview of the Early Retirement Program**
 Based on the "New Life Challenge Support System"* currently in practice, eligibility will be expanded and additional support payments will be paid.

(1) Eligible persons:	Employees with minimum 10 years service, age 30-59
(2) Application period:	July 1-August 30, 2002
(3) Retirement date:	Between September 20, 2002 and October 20, 2002
(4) Additional retirement payment:	2.5 times annual salary at age 55, structured in stages
(5) Support measures:	A counseling Center will be set up in the Company to discuss the details of individuals' benefits under the program and provide outplacement support.

* This system provides support payments to employees who, through their own choice and initiative, find opportunities to utilize their skills and realize their potential outside the Company, and wish to take on challenges such as starting their own business or taking a new job with another company. The system was

introduced in 1999, and is open to employees under 45 years of age or between 50 and 55 years of age.

3. **Outlook**
OMRON Corporation plans to account for the additional retirement payments associated with this program as an extraordinary loss in the year ending March 2003. Regarding the effect on results, because the number of applicants and total additional retirement payments are uncertain at the present time, any necessary revisions to the results forecast released on May 8, 2002 will be announced at a later date.

#

July 31, 2002

Company name: OMRON Corporation
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya (First Sections)
Contact: Yukio Uchida, General Manager
Corporate Group, General Affairs Div.
(Phone: +81-75-344-7175)

Allocation of Stock Options (Stock Acquisition Rights)

At its Board of Directors meeting held today, OMRON Corporation determined the specific details for the issuance of stock acquisition rights to be issued as stock options, pursuant to Article 280-20 and Article 280-21 of the Commercial Code, as approved by the 65th Ordinary General Meeting of Shareholders. The details are set forth below.

1. Date of issue of stock acquisition rights: July 31, 2002
2. Number of stock acquisition rights to be issued
 276 (1,000 shares of common stock for each stock acquisition right)
3. Issue price of stock acquisition rights
 No consideration shall be paid
4. Type and number of shares for the purpose of stock acquisition rights
 276,000 shares of common stock
5. Amount to be paid in for exercise of rights
 1,913 yen per share
6. Total amount of shares to be issued or converted with exercise of rights
 527,988,000 yen (1,913 yen per share)
7. Period for exercising rights: July 1, 2004 - June 30, 2007
8. Issue of stock acquisition right certificates
 No certificates shall be issued.
9. Uncapitalized amount of issue price of shares issued with exercise of rights
 263,856,000 yen (956 yen per share)
10. Persons eligible to receive allocations of stock acquisition rights
 7 directors of the company and 27 managing officers of the company

Note: Other details on the issuance of stock acquisition rights were disclosed on May 8, 2002.

03 JUL 17 AM 7:21

August 1, 2002

For Immediate Release

Company name: OMRON Corporation
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya (First Sections)
Contact: Yukio Uchida, General Manager
Corporate Group General Affairs Div.
(Phone: +81-75-344-7175)

Results of the Early Retirement Program

On May 29, 2002, Omron announced that it would offer employees an early retirement program. Details of the results are as follows.

1. Outline of the Early Retirement Program

(1) Eligible persons: Employees with minimum 10 years service, age 30-58
(2) Application period: July 1-July 31, 2002 (originally August 30)
(3) Retirement date: On September 20, 2002 or October 20, 2002
(4) Additional retirement payment: Structured in levels. (e.g. 2.5 times annual salary for age 55)
(5) Support measures: A counseling Center will be set up in the Company to discuss the details of individuals' benefits under the program and provide outplacement support.

2. Number of Applicants: 765

3. Future Outlook

OMRON Corporation will account for the additional retirement payments of ¥10,960 million associated with this program as a one-time loss in the year ending March 31, 2003. The effect of this on consolidated and non-consolidated results was already incorporated into the results forecast released on May 8, 2002, so no revision of the results forecast is necessary.

4. Other

It is estimated that the measures being taken under the Group Productivity Reforms will result in about 1,000 surplus employees throughout the OMRON Group. An early retirement plan modeled on Omron's program is also being implemented at

domestic consolidated subsidiaries. As a result, the estimated number of applicants at domestic consolidated subsidiaries at the current time is approximately 500. OMRON Corporation plans to record its share of the additional retirement payments of ¥17,000 million as a non-operating expense in the year ending March 31, 2003. This has been largely reflected in the consolidated results forecast, so there is no revision of the forecast.

03 JUL 17 AM 7:21

September 9, 2002

Company: Omron Corporation
Stock code: 6645
Stock listings: First sections of Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange
Contact: Fumio Tateisi, Managing Officer, Corporate Planning Division
Tel: +81-3-3436-7170

Notice Regarding Adjustments to Omron's Interim Performance Forecast

September 9, 2002 – Omron Corporation has adjusted its interim performance forecast announced on May 8, 2002. These adjustments, which reflect factors including recent trends in business performance, are outlined below.

1. Adjustments to Consolidated Interim Performance Forecast

(Units: millions of yen; %)

Adjustments to consolidated performance forecast figures for the first half of the fiscal year ending March 2003 (April 1, 2002-September 30, 2002)

	Net Sales	Net Income (Loss) before Taxes	Net Income (Loss)
Forecast from May 8, 2002 (A)	246,000	(21,000)	(13,000)
Adjusted forecast (B)	246,000	(17,000)	(12,000)
Changes in figures (B-A)	–	+4,000	+1,000
Percentage change	–	–	–
Previous interim results	256,184	3,577	2,154

2. Adjustments to Non-consolidated Interim Performance Forecast

(Units: millions of yen; %)

Adjustments to non-consolidated performance forecast figures for the first half of the fiscal year ending March 2003 (April 1, 2002-September 30, 2002)

	Net Sales	Net Income (Loss) before Taxes	Net Income (Loss)
Forecast from May 8, 2002 (A)	151,000	(7,000)	(10,000)
Adjusted forecast (B)	154,000	(1,000)	(8,000)
Changes in figures (B-A)	+3,000	+6,000	+2,000
Percentage change	+2.0	–	–
Previous interim results	169,244	2,330	1,968

3. Reasons for Adjustments to Consolidated and Non-Consolidated Performance Forecasts

Domestic and overseas net sales of Omron's Industrial Automation Company and Electronic Components Company have exceeded the original forecast as a result of a worldwide upturn in production due to completion of inventory adjustments in IT-related industries and strong conditions in the automobile industry. In the Healthcare Company, net sales are also favorable due to firm consumption, particularly overseas. In the Social Systems Solutions Business Company, however, net sales are forecast to decline because of the postponement of orders for public transportation systems equipment until the second half of the fiscal year and restrained capital investment by financial institutions. As a result, Omron's interim net sales are expected to meet the original forecast announced in May.

Net income for the interim period is expected to increase due to the contribution of higher net sales in the Industrial Automation Company and Electronic Components Company, as well as Omron's reduction of fixed expenses amid uncertain economic prospects.

With regard to the performance outlook for the full fiscal year, uncertainty about a global economic recovery is growing as a result of stock price declines stemming from accounting irregularities in the United States, the weakening of the dollar, and concerns about a slowdown in individual consumption. Therefore, at this time, Omron will not change the original forecast figures announced in May.

Note: The figures in the performance forecasts were calculated based on the information available to management at the time of such forecasts. As a result of fluctuations in currency exchange rates, changes in industry conditions such as trends in demand for equipment investment, and other factors that are difficult to predict due to changes in the internal and external environment, the performance forecasts may not be consistent with actual results.

October 10, 2002

For Immediate Release

Company name: OMRON Corporation
Representative Director and
Chief Executive Officer: Yoshio Tateisi
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya
(First Sections)
Contact: Yukio Uchida, General Manager
Corporate Group, General Affairs Division
(Phone: +81-75-344-7175)

Transfer of a Subsidiary

OMRON Corporation has agreed to transfer shares of its consolidated subsidiary OMRON Alphatec Corporation to IBM Japan, Ltd. Details are as follows.

1. Reason for the Share Transfer

OMRON Alphatec Corporation sells computer equipment and provides comprehensive solutions and services for computer systems, ranging from consultation to design, construction, implementation and installation, management and maintenance. However, in the current difficult economic environment, equipment sales and the solutions business have continued to be sluggish, and the subsidiary could not be expected to shift to a high profitability structure on its own under the present circumstances. Furthermore, there is a deep-rooted awareness among companies that investment in information infrastructure is necessary to compete successfully. OMRON Corporation therefore judged that cooperation with a company that has full capabilities as a system integrator was vital to OMRON Alphatec's future growth, and decided to transfer rights of management of the subsidiary to IBM Japan.

2. Profile of Company to be Transferred (as of March 31, 2002)

(1) Company name: OMRON Alphatec Corporation
(2) Representative: Katsuichi Ichikawa, President and Representative Director
(3) Address: Shuwa Kamiyacho Bldg., 4-3-13 Toranomon, Minato-ku, Tokyo
(4) Established: February 1971
(5) Main businesses: Provision of total solutions and services for computer systems
(6) Fiscal year end: March
(7) Number of employees: 412
(8) Main business locations: Osaka, Nagoya, Fukuoka
(9) Capital: 1 billion yen
(10) Total shares issued and outstanding: 2,000,000
(11) Shareholders and percentage of shares held: OMRON Corporation (100%)

(12) Business results in recent fiscal years (in millions of yen)

	Year ended March 31, 2002	Year ended March 31, 2001
Net sales	18,437	21,277
Ordinary income	329	527
Total assets	10,582	11,645
Shareholders' equity	2,387	2,009

3. Profile of Company Acquiring Shares

(1) Company name: IBM Japan, Ltd.
(2) Representative: Takuma Otoshi, President and CEO
(3) Address: 3-2-12 Roppongi, Minato-ku, Tokyo
(4) Main businesses: Computer-related businesses
(5) Relationship with OMRON: Performs system-related work on consignment

4. Shares to be Transferred and OMRON's Shareholdings Before and After Transfer

(1) Shares held before transfer: 2,000,000 (100% of total)
(2) Number of shares to be transferred: 1,300,000
(3) Shares held after transfer: 700,000 (35% of total)

5. Schedule

October 8, 2002: Share transfer contract signing
October 11, 2002: Share transfer date (planned)

6. Effect on Results

The share transfer will not necessitate revision of OMRON Corporation's forecast of consolidated and non-consolidated results for the full fiscal year, but first-half results are currently being compiled and will be announced as soon as that process is completed.

7. Other

(1) It is expected that all of the 700,000 shares held by OMRON Corporation after the share transfer will be sold to IBM Japan within three years.
(2) OMRON Alphatec Corporation plans to change its company name by December 31, 2002. Further details are not yet decided.

03 JUL 17 AM 7:21

January 28, 2003

Company name: OMRON Corporation
Representative Director and
Chief Executive Officer: Yoshio Tateisi
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya
(First Sections)
Contact: Hiroshi Miyagawa,
General Manager, Public Relations
Phone: +81-75-344-7175

Notice of Dissolution of Subsidiary

A resolution was passed at the board of directors meeting held on January 27, 2003 to begin dissolution procedures for OMRON Corporation consolidated subsidiary Omron Marketing Creates.

1. Reason for dissolution
 Omron Marketing Creates was established in December 1997 to handle advertising, but due to a downturn in performance and no foreseeable improvement, the decision was made to dissolve the company.

2. Profile of the consolidated subsidiary
 1) Head office: Shirimizo-cho, Umezu, Ukyou-ku, Kyoto, Japan
 2) President: Masao Ichikawa
 3) Capital: 90 million yen
 4) Principal shareholder: OMRON Corporation (100%)
 5) Business area: Advertising procuration/production

3. Date of dissolution
 A resolution by the general meeting of stockholders to dissolve the company will be scheduled by March 31, 2003 and complete liquidation by September, 2003.

4. Outlook
 The effect of this dissolution on OMRON's revenues /profits will be minimal and will have no impact on the consolidated and non-consolidated projections for the fiscal year ending March 31, 2003.

03 JUL 17 AM 7:21

January 28, 2003

Company name: OMRON Corporation
Representative Director and
Chief Executive Officer: Yoshio Tateisi
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya
(First Sections)
Contact: Hiroshi Miyagawa,
General Manager, Public Relations
Phone: +81-75-344-7175

Omron to Separate its Healthcare and Entertainment Businesses

January 28, 2003 – Omron Corporation (CEO: Yoshio Tateisi; Head Office: Kyoto, Japan) resolved at a board of directors meeting held on January 27, 2003 to separate its healthcare and entertainment businesses. Both split-offs are tentatively scheduled to take effect July 1, 2003.

A wholly owned subsidiary of Omron will be established to take over the business planning, marketing and sales functions of Omron's Healthcare Business Company as well as the business of wholly owned development subsidiary Omron Institute of Life Science Co., Ltd. (OLS).

In 2001, Omron launched Grand Design 2010 (GD2010), a set of guidelines for management strategies during the ten years up to 2010. To support the objective of maximizing the Omron Group's value over the long term, these guidelines include a medium-term target of 10% return on equity by the year ending March 2005.

Each business must strive for optimum operations in its market and bring out its peak performance to continue to raise the Omron Group's value. Therefore, GD2010 promotes business-driven split-offs to shift each business to an independent operating unit that can specialize in creating value for customers.

The separation of the healthcare and entertainment businesses will increase their independence to take advantage of their business potential. Specifically, it will free them to pursue the most suitable organizational form, decision-making system, workplace environment and work arrangements. Management decided that in this way, each business will realize its full power, and will thus be able to make its greatest contribution to maximizing the value of the Omron Group.

1. Separation of the Healthcare Business

1-1. Background and Purpose

Omron's healthcare business has established Omron as a leading world brand in the personal health equipment industry, as typified by Omron's 65% global market share for home-use blood pressure monitors. However, growth is slowing in existing markets for the company's products such as blood pressure monitors and thermometers. Meanwhile, soaring medical costs are prompting healthcare providers attempting to hold down these costs to increasingly focus on early detection and treatment of lifestyle diseases, especially by promoting positive lifestyle changes. These developments are creating new business opportunities in the medical equipment and healthcare management service sectors.

Against this backdrop, Omron has identified lifestyle disease monitoring as the new company's growth domain. The company must focus development resources on developing personal wellness products and healthcare services in the healthcare equipment and lifestyle disease monitoring markets while strengthening its ability to generate revenue growth.

To this end, Omron has concluded that its healthcare business should be conducted as a financially and managerially independent specialist manufacturer of medical equipment. This decision culminated in the resolution to separate its healthcare business and integrate it with wholly owned development subsidiary Omron Institute of Life Science Co., Ltd. (OLS). The new company will focus on building an optimal management infrastructure (including the personnel system, creation of a challenging workplace environment, information systems, and decision making systems) to increase its speed and maximize its business potential.

1-2. New Company Name

Undecided

1-3. Head Office Location

Kyoto (scheduled)

1-4. Content of Business to Be Separated

Development and sale of healthcare equipment and services

1-5. Separation Timetable

Board meeting to approve split-off reorganization plan: early May, 2003 (scheduled)
Authorization of split-off plan: early May, 2003 (scheduled)
Date of split-off: July 1, 2003 (scheduled)
Registration of split-off: July 1, 2003 (scheduled)

The assets and cash that will be transferred to the new company are currently under consideration, but Omron will carry out a simple separation as set forth in Article 374, Section 6 of the Commercial Code of Japan so that the amount transferred will not

exceed one-twentieth of the total assets of Omron. Accordingly, Omron will carry out the separation without obtaining approval from its General Meeting of Shareholders.

1-6. Separation Method

The new company will be established as a joint entity newly separated from both Omron and its wholly owned subsidiary Omron Institute of Life Science Co., Ltd. (OLS). Because Omron's separation will entail the split-off of a company while OLS's separation will entail business separation, Omron will be allocated all of the issued stock of the new company, which will be a wholly owned subsidiary of Omron.

1-7. Other Details

Omron plans to announce full details of the separation and integration after the separation plan is approved at the board meeting in early May, 2003.

1-8. Impact on Earnings

The split-off of the healthcare business will have no impact on consolidated or parent-company earnings for the current fiscal year ending March 31, 2003.

2. Separation of the Entertainment Business

2-1. Background and Purpose
Omron's entertainment business comprises the commercial game business, which mainly sells photo-sticker vending machines and prizes for crane games, and the mobile business, which provides content for mobile communications. However, these business areas are highly influenced by consumer tastes, making them obviously different from Omron's core businesses of control equipment and electronic components.

Achieving strong growth in the entertainment business hinges on two key factors. First, the business must be managed to foster an entertainment-oriented environment that places importance on ideas, design and sensitivity. Second, it requires a framework for keeping abreast of trends in the entertainment industry and gathering a broad variety of ideas and proposals from both inside and outside the industry to generate a steady stream of hit products. Omron concluded that to fulfill these conditions, it is necessary for the business to be able to respond in ways that go beyond Omron's corporate climate and structure, which is geared toward manufacturing. The resolution was therefore adopted to split off the entertainment business.

The new company will cultivate and recruit high-caliber, entertainment-minded personnel with outstanding creativity. It will also seek to gain recognition as a company specializing in entertainment and will step up collaboration with other companies in the entertainment industry. In addition, to facilitate broad expansion of its business in the field of entertainment, the company will establish a new brand different from the Omron brand of control equipment and healthcare equipment.

In this way, the separation will help to foster an environment and values suited to the entertainment industry and maximize profits by promoting the growth of the entertainment business, which in turn will enhance the value of the Omron Group.

2-2. New Company Name
Undecided

2-3. Head Office Location
Tokyo (scheduled)

2-4. Content of Businesses to Be Separated
Development and sale of commercial game equipment and consumer goods
Development of software and planning, development and supply, etc., of content for mobile phones.

2-5. Separation Timetable
Board meeting to approve split-off reorganization plan: early May, 2003 (scheduled)
Authorization of split-off plan: early May, 2003 (scheduled)
Date of split-off: July 1, 2003 (scheduled)
Registration of split-off: July 1, 2003 (scheduled)

The assets and cash that will be transferred to the new company are currently under consideration, but Omron will carry out a simple separation as set forth in Article 374, Section 6 of the Commercial Code of Japan so that the amount transferred will not exceed one-twentieth of the total assets of Omron. Accordingly, Omron will carry out the separation without obtaining approval from its General Meeting of Shareholders.

2-6. Separation Method
Omron's entertainment business will be split off and established as a wholly owned subsidiary.

2-7. Other Details
Omron plans to announce full details of the separation after the separation plan is approved at the board meeting in early May, 2003.

2-8. Impact on Earnings
The split-off of the entertainment business will have no impact on consolidated or parent-company earnings for the current fiscal year ending March 31, 2003.

03 JUL 17 AM 7:21

February 13, 2003

For Immediate Release

Company name: OMRON Corporation
Representative Director and
Chief Executive Officer: Yoshio Tateisi
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya (First Sections)
Contact: Yutaka Fujiwara, General Manager, Investor Relations Dept., Corporate Planning Division
Phone: +81-3-3436-7170

Omron Announces Share Repurchase Using ToSTNeT-2

At a meeting held February 13, 2003, the Board of Directors of OMRON Corporation ("Omron") passed a resolution regarding the specific method of repurchasing shares of its common stock outstanding pursuant to Article 210 of the Commercial Code of Japan. Details are as follows:

1. **Repurchase method**
 At 8:45 a.m. on February 14, 2003, Omron will place a buy order through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System) at ¥1,889 per share, the closing price on February 13, 2003. No other transaction systems or times will be involved. The buy order will be limited to 8:45 a.m.

2. **Details of repurchase**
 (1) Type of shares to be repurchased: Common stock of Omron
 (2) Number of shares to be repurchased: 5,000,000 shares
 (Note 1) No change will be made in the number of shares to be repurchased. However, market conditions and other factors may preclude the repurchase of some or all of the number of shares specified in the buy order.
 (Note 2) The specified number of shares will be repurchased on the basis of corresponding sell orders.

3. **Announcement of results of repurchase**
 The results of the repurchase will be announced after the close of the repurchase time of 8:45 a.m. on February 14, 2003.

For reference:

(1) Contents of the resolution of the General Meeting of Stockholders held June 25, 2002

· Type of shares to be repurchased:	Common stock of Omron
· Number of shares to be repurchased:	Up to 5 million shares
· Value of shares to be repurchased:	Up to ¥10,000 million

(2) Status of the repurchase program as of February 13, 2003

Aggregate number of shares repurchased:	0 shares
Value of shares repurchased:	¥0

#

February 14, 2003

For Immediate Release

Company name: OMRON Corporation
Representative Director and
Chief Executive Officer: Yoshio Tateisi
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya
(First Sections)
Contact: Yutaka Fujiwara, General
Manager, Investor Relations Dept.,
Corporate Planning Division
Phone: +81-3-3436-7170

Omron Announces Results of Share Repurchase Using ToSTNeT-2

Today, OMRON Corporation ("Omron") carried out the repurchase of shares it announced yesterday (February 13, 2003). The share repurchase is based on a proposal approved at the Ordinary General Meeting of Shareholders held on June 25, 2002. Details are as follows:

1. Type of shares repurchased:	Common stock of Omron
2. Number of shares repurchased:	4,950,000 shares
3. Repurchase price per share:	¥1,889 (total amount ¥9,350,550,000)
4. Date of repurchase:	Friday, February 14, 2003
5. Repurchase method:	Buy order placed at closing price on ToSTNeT-2, Tokyo Stock Exchange

For reference:

(1) Contents of the resolution of the General Meeting of Stockholders held June 25, 2002

· Type of shares to be repurchased:	Common stock of Omron
· Number of shares to be repurchased:	Up to 5 million shares
· Value of shares to be repurchased:	Up to ¥10,000 million

(2) Aggregate shares repurchased since the resolution of the General Meeting of Stockholders (June 25, 2002)

Number of shares repurchased:	4,950,000 shares
Value of shares repurchased:	¥9,350,550,000

#

February 20, 2003

For Immediate Release

Company name: OMRON Corporation
Representative Director and
Chief Executive Officer: Yoshio Tateisi
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya (First Sections)
Contact: Hiroshi Miyagawa, General Manager, Public Relations Liaison Office
Telephone: +81-75-344-7175

Cease and Desist Recommendation from the Fair Trade Commission of Japan

Today, OMRON Corporation received a recommendation to cease and desist from the Fair Trade Commission of Japan for violating Section 3 (unreasonable restraint of trade) of the Antimonopoly Act through its bidding for construction of road traffic signals and other items ordered by the Tokyo Metropolitan Police Department.

We deeply regret that such a recommendation was received, and offer our sincere apologies. We are sorry for any disturbance this may have caused anyone involved.

OMRON Corporation has always aimed to be a company with high ethical standards, and we take this recommendation very seriously. We will strive to ensure even more than before that all directors and all employees strictly comply with the law and thoroughly uphold corporate ethics.

###

April 9, 2003

For Immediate Release

Company name: OMRON Corporation
Representative Director and
Chief Executive Officer: Yoshio Tateisi
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya
(First Sections)
Contact: Hitoshi Kondo, General
Manager, Accounting,
Corporate Planning Division
Phone: +81-75-344-7070

Effects of Revision of Local Tax Law and Stock Market Downturn on Projected Results for Year Ended March 31, 2003

OMRON Corporation ("Omron") expects the revision of the Local Tax Law and the downturn in the stock market to affect its projected non-consolidated and consolidated results for the year ending March 31, 2003, as announced on November 7, 2002.

The following is an overview of the affected amounts. More time is required to determine the exact amount of the effect, including calculation of taxes, and aggregation is currently in progress.

1. Amount of Effect of Revision of Local Tax Law, etc.

The Law Revising the Local Tax Law, etc., which was promulgated on March 31, 2003, will introduce a system of factor-based corporate enterprise taxes for corporate fiscal years beginning on and after April 1, 2004. The revisions will reduce the standard tax rate on taxable income, and tax-effect accounting will be based on the revised tax rate for the year ended March 31, 2003 and thereafter. The revisions will therefore affect deferred tax assets, deferred tax liabilities and corporate tax adjustments.

The change is currently expected to exert a negative effect on net income of approximately ¥1.0 billion on a non-consolidated basis and ¥1.5 billion on a consolidated basis.

2. Loss on Impairment of Investment Securities

Omron books losses on impairment of investment securities for which a recovery in stock price is anticipated to be unlikely. Due to the stock market downturn since the announcement of projected results on November 7, 2002, this loss is expected to have an effect on business results.

The effect on income before income taxes is projected to be an additional impairment loss of approximately ¥300 million on both a non-consolidated and

consolidated basis.

3. Outlook

Factors affecting the projected results for the year ending March 31, 2003, as announced on November 7, 2002, are not limited to those mentioned above. Efforts to secure profits through sales activities and the benefits from the company's structural reforms for group productivity carried out after the announcement are also expected to contribute to results. Financial results for the year ended March 31, 2003 are currently being aggregated, and are scheduled to be announced on May 8, 2003.

(For reference) Projected Results for the Year Ending March 31, 2003, as announced on November 7, 2003

Consolidated	Net Sales:	¥535.0 billion
	Income before Income Taxes:	¥4.0 billion
	Net Income:	¥1.0 billion
Non-consolidated	Net Sales:	¥343.0 billion
	Ordinary Income:	¥5.0 billion
	Net Loss	¥7.5 billion

#

Exhibit II.24

03 JUL 17 AM 7:21

April 24, 2003

Company name: OMRON Corporation
Stock ticker number: 6645
Representative Director and
Chief Executive Officer: Yoshio Tateisi
Stock exchanges: Tokyo, Osaka, Nagoya
(First Sections)
Contact: Hiroshi Miyagawa, General
Manager, Corporate Brand
Communications Department
Phone: +81-75-344-7175

OMRON Announces Executive Personnel Changes

At the board meeting held April 24, 2003, OMRON Corporation ("Omron") announced executive personnel changes, which are scheduled to proceed after the annual meeting of shareholders and the board meeting on June 25th, 2003.

1. Change of Representative Director and Chief Executive Officer
 (1) Reason

 In order to maximize corporate value on a long-term basis, Omron has been concentrating its efforts on realizing "GD2010"(Grand Design 2010). Management and administration have been drastically separated to strength corporate governance and speed up and promote the efficiency of management. Also this change will promote the transition of administrative power to the next generation. For these reasons Omron will create a new management organization.

 Representative Director and Chief Executive Officer Yoshio Tateisi will become Chairman and Representative Director. For the purpose of achieving shareholder expectations, he will also concentrate on guiding long-term management strategies and oversee administration as the chairman of the board meeting.

(2) New Chairman and Representative Director

<New>	<Previous>	<Current/No Change>	<Name>
Chairman and Representative Director	Representative Director and Chief Executive Officer		Yoshio Tateisi
Representative Director and Chief Executive Officer	Senior Managing Officer President of Electronic Components Company		Hisao Sakuta

(3) Representative Executive scheduled to retire

<New>	<Previous>	<Current/No change>	<Name>
Executive Director	Chairman and Representative Director		Nobuo Tateisi

2. Candidates for Director

<New>	<Previous>	<Current/No change>	<Name>
Director (external)		Daikin Industries, Ltd Chairman and CEO	Noriyuki Inoue

*Noriyuki Inoue, Director is an external Director candidate as stipulated under the second paragraph of Article 188 of the Law of Commerce

3. Candidates of Corporate Auditor

<New>	<Previous>	<Current>	<Name>
Corporate Auditor		Mitsubishi Tokyo Wealth Management Securities, Ltd. Managing Director	Yoshisaburo Mogi

*Yoshisaburo Mogi, Corporate Auditor is an external Corporate Auditor candidate

under forth in Article 18, Section 1 of the "Law Concerning Special Exceptions to the Commercial Code Regarding Audits etc., of Corporations."

4. Executive Officer candidates

<New>	<Previous>	<Current/No change>	<Name>
Executive Officer Senior General Manager of FA Systems Division HQ Industrial Automation Company	Factory Director of Mishima system factory, Industrial Automation Company		Yukio Kobayashi
Executive Officer Senior General Manager of Sensing Devices & Components Division HQ Industrial Automation Company	Senior General Manager of Devices & Components Division		Yoshinobu Morishita
Executive Officer		Senior General Manager of Industrial Devices & Components Division HQ, Industrial Automation Company	Takuji Yamamoto
Executive Officer Senior General Manager of Corporate Planning HQ			Yoshinori Suzuki
Executive Officer		Senior General Manager of Amusement Components Division, Electronic Components Company	Akio Sakumiya

5. Scheduled to be promoted from Executive Officer

<New>	<Previous>	<Current/No change>	<Name>
Executive Vice President	Senior Managing Officer	Senior General Manager of Human Capital Management HQ	Shingo Akechi
Executive Vice President President of Industrial Automation Company	Managing Officer Senior General Manager of Corporate Planning HQ		Fumio Tateisi
Senior Managing Officer President of Electronic Components Company, Senior General Manager of Electronic & Mechanical Components Division HQ	Managing Officer President of OMRON MANAGEMENT CENTER OF AMERICA, INC. President and CEO of OMRON ELECTRONICS, LLC President and Chairman of OMRON EUROPE B.V.		Soichi Yukawa

6. Position change of Executive Officers

<New>	<Previous>	<Current/No change>	<Name>
Senior Managing Officer Senior General Manger of Corporate General Affairs HQ	Special Missions	Senior Managing Officer	Yoshifumi Kajiya
Managing Officer Senior General Manager of Business Development Group	Senior General Manager of Sensing Devices & Components Division HQ and Planning HQ	Managing Officer	Yutaka Takigawa

Managing Officer President of OMRON ASIA PACIFIC.LTD.		Managing Officer OMRON (CHINA) GROUP CO.,LTD.	Yasuhira Minagawa
Managing Officer OMRON (CHINA) CO., LTD.	Senior General Manager of FA Systems Division HQ Industrial Automation Company	Managing Officer	Kuniyasu Kihira
Managing Officer Senior General Manager of Business Process Innovation HQ	Special Missions	Managing Officer	Toshio Ochiai
Managing Officer Chairman and President of OMRON EUROPE B.V.	Senior General Manager of Safety Business Promotion Division Industrial Business Company	Managing Officer	Kojiro Tobita
Managing Officer President of OMRON MANAGEMENT CENTER OF AMERICA, INC. Chairman and CEO of OMRON ELECTRONICS LLC	Senior General manager of Electronic & Mechanical Components Division HQ	Managing Officer	Keizo Kadono

7. Director scheduled to retire

<New>	<Previous>	<Current/No change>	<Name>
	Executive Vice President		Norio Hirai
	Senior Managing Officer		Akio Imaizumi

8. Corporate Auditor scheduled to retire

<New>	<Previous>	<Current/No	<Name>

		change>	
	Corporate Auditor		Motoki Tamura

9. Executive Officer scheduled to retire

<New>	<Previous>	<Current/No change>	<Name>
	Executive Vice President President of Industrial Automation Company		Soichi Koshio
	Executive Vice President Senior General Manager of Business Development Group		Hideki Masuda
Planned President of Omron Healthcare Co., Ltd (tentative name)	Senior Managing Officer President of Healthcare Business Company and Senior General Manager of Management Strategy Division and Professional Medical Equipment Division		Keiichiro Akahoshi
	Managing Officer In charge of special missions for Advanced Module Business Company		Shinya Tozawa
	Managing Officer Corporate Auditor of FM Kyoto (external assignment)		Kazuo Nomura
	Managing Officer President of OMRON (CHINA) CO., LTD. and OMRON TRADING (SHANGHAI) CO., LTD.		Tadahiko Otsuka
	Managing Officer Senior General Manager of Corporate General Affairs HQ		Hideo Kawanaka
	Managing Officer Senior General Manager of Technology Development Center, Human Resources Development Department and Strategy Planning Division		Kushihashi Yoshio

	Managing Officer Senior General Manager of Business Process Innovation HQ		Susumu Yoshida

10. Name and background of new Representative Director and Chief Executive Officer

Name: Hisao Sakuta

Place of birth: Aichi (Nagoya), Japan

Date of birth: September 6th, 1944

Education: Keio University, Japan (B.E. in Engineering)

Address: Kyoto, Japan

Director Appointments Effective as of June 25, 2003

Chairman and Representative Director
(succeed Nobuo Tateisi ,Executive Advisor as of June 25,2003)
Yoshio Tateisi

Representative Director and Chief Executive Officer (newly appointed)
Hisao Sakuta

Vice President and Director
Tatsuro Ichihara

Senior Managing Director
Tadao Tateisi

Director
Shozo Hashimoto - Chairman of Nomura Research Institute, Ltd.

Director (newly appointed)
Noriyuki Inoue - Chairman and CEO of Daikin Industries, Ltd.

<Director Retirements>
Nobuo Tateisi (Executive Advisor as of June 25,2003)
Norio Hirai
Akio Imaizumi

Auditor Appointments(newly appointed only) Effective as of June 25, 2003

Corporate Auditor
Yoshisaburo Mogi - Currently Managing Director of
Mitsubishi Tokyo Wealth Management Securities, Ltd.

<Corporate Auditor Retirement>
Motoki Tamura

Executive Officer Appointments Effective as of June 21, 2003

Executive President
Hisao Sakuta

Executive Vice President
Shingo Akechi Senior General Manager of Human Capital Management HQ

Executive Vice President
Fumio Tateisi President of Industrial Automation Company

Senior Managing Officer
Yoshifumi Kajiya Senior General Manager of Corporate General Affairs HQ

Senior Managing Officer
Fujio Tokita Senior General Manager of Sales and Marketing Division HQ, Industrial Automation Company

Senior Managing Officer
Akihiko Otani President of Social Systems Solutions Business Company

Senior Managing Officer
Soichi Yukawa President of Electronic Components Company, Senior General Manager of Electronic & Mechanical Components Division HQ

Managing Officer
Minoru Tamura President of Advanced Modules Business Company

Managing Officer
Tsukasa Yamashita Senior General Manager of Research and Development HQ

Managing Officer
Yutaka Takigawa Senior General Manager of Business Development Group

Managing Officer
Yasuhira Minagawa President of OMCC, President of OMCP

Managing Officer
Kuniyasu Kihira President of OEZ
Industrial Automation Company

Managing Officer
Toshio Ochiai Senior General Manager of Business Process Innovation HQ

Managing Officer
Hiroki Toyama President of Automotive Electronic Components Company

Managing Officer
Kojiro Tobita President of OMCE,
Chairman of OEE Industrial Automation Company

Managing Officer

Keizo Kadono President of OMCA,
Chairman and Chief Executive Officer of OEI
Industrial Automation Company

Managing Officer

Hiroyuki Nishimura Senior General Manager of Financial & Retail Solutions Division
Social Systems Solutions Business Company

Managing Officer

Kuninori Hamaguchi Senior General Manager of Semiconductor Division HQ
Electronic Components Company

Executive Officer (newly appointed)

Yukio Kobayashi Senior General Manager of FA Systems Division HQ
Industrial Automation Company

Executive Officer (newly appointed)

Yoshinobu Morishita Senior General Manager of Sensing Devices & Components Division HQ
Industrial Automation Company

Executive Officer (newly appointed)

Takuji Yamamoto Senior General Manager of Industrial Devices & Components Division HQ
Industrial Automation Company

Executive Officer (newly appointed)

Yoshinori Suzuki Senior General Manager of Corporate Planning HQ

Executive Officer (newly appointed)

Akio Sakumiya Senior General Manager of Amusement Components Division
Electronic Components Company

<Executive Officer Retirements>

Yoshio Tateisi (Currently Executive President.
Chairman and Representative Director of Omron corporation as of June 25,2003)
Soichi Koshio (Currently Executive Vice President)
Hideki Masuda(Currently Executive Vice President)
Keiichiro Akahoshi (Currently Senior Managing Officer.
President of Omron Healthcare Co.,Ltd (tentative name)
as of July 1,2003 (scheduled))
Shinya Tozawa (Currently Managing Officer)
Kazuo Nomura (Currently Managing Officer)
Hideo Kawanaka (Currently Managing Officer)
Tadahiko Otsuka (Currently Managing Officer)
Yoshio Kushihashi (Currently Managing Officer)
Susumu Yoshida (Currently Managing Officer)

03 JUL 17 AM 7:21

May 8, 2003

For Immediate Release

Company name: OMRON Corporation
Representative Director and
Chief Executive Officer: Yoshio Tateisi
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya
(First Sections)
Contact: Yutaka Fujiwara, General Manager,
Investor Relations Dept.
(Phone: +81-75-344-7175)

Change in the Number of Shares per Stock Trading Unit

OMRON Corporation passed a resolution at a meeting of its Board of Directors on May 8, 2003 regarding a change to the number of shares in its stock trading unit. Details are as follows.

1. Reason for the change: To increase the number of individual shareholders by lowering the minimum trading price of stock.
2. Details of the change: The number of shares per stock trading unit will change from 1000 to 100.
3. Scheduled date for change: August 1, 2003

(Reference) On August 1, 2003, the stock trading unit for shares of OMRON Corporation on the Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange will be changed from 1,000 to 100.

4. Schedule for the change

May 8, 2003	Board of Directors' resolution
May 9, 2003	Announcement of the Board of Directors' resolution (*Nihon Keizai Shimbun, Kyoto Shimbun*)
July 30, 2003	Mailing of information materials on stock certificate exchange
August 1, 2003	Change takes effect; exchange of stock certificates begins

May 8, 2003

For Immediate Release

Company name: OMRON Corporation
Representative Director and
Chief Executive Officer: Yoshio Tateisi
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya
(First Sections)
Contact: Yutaka Fujiwara, General Manager
Investor Relations Dept.
(Phone: +81-3-3436-7170)

Reacquisition of Omron Stock

(Reacquisition of Company Stock Pursuant to Article 210 of the Commercial Code of Japan)

OMRON Corporation ("Omron") resolved at a meeting of its Board of Directors today (May 8, 2003) to make a proposal for authorization to reacquire shares of the Company's stock, pursuant to Article 210 of the Commercial Code of Japan. The proposal, which will be placed on the agenda of its ordinary general meeting of shareholders to be held on June 25, 2003, is as follows.

1. Reason for Reacquisition of Shares
Omron will reacquire shares to enable execution of a flexible financial policy to respond to changes in economic conditions.

2. Details of Reacquisition

(1) Type of shares to be reacquired:	Common shares of Omron stock
(2) Number of shares to be reacquired:	5 million (maximum) (approximately 2.0% of total outstanding shares)
(3) Total cost of shares to be reacquired:	¥10 billion (maximum)

Note: The above details are contingent upon approval of the "Proposal for Reacquisition of Shares" at the 66th Ordinary General Meeting of Shareholders to be held on June 25, 2003.

03 JUL 17 AM 7:21

May 8, 2003

For Immediate Release

Company name: OMRON Corporation
Representative Director and
Chief Executive Officer: Yoshio Tateisi
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya
(First Sections)
Contact: Hiroshi Miyagawa, General Manager
Public Relations Liaison Office
(Phone: +81-75-344-7175)

Stock Options (Common Stock Acquisition Rights)

OMRON Corporation resolved at a meeting of its Board of Directors today (May 8, 2003) to make a proposal for authorization to issue common stock acquisition rights as stock options, pursuant to Articles 280-20 and 280-21-1 of the Commercial Code of Japan. The proposal, which will be placed on the agenda of its ordinary general meeting of shareholders to be held on June 25, 2003, is as follows.

1. Reason for Issuance of Common Stock Acquisition Rights at Advantageous Terms to Persons Other Than Shareholders

OMRON Corporation will issue stock acquisition rights to its directors and managing officers without consideration, under the terms listed below, for the purpose of giving them greater incentive to carry out their duties in order to improve the results and maximize the international competitiveness of OMRON Corporation, thus contributing to raising the market value of its shareholders' stock.

2. Persons Who Will Receive Allocations of Common Stock Acquisition Rights

Directors and managing officers of OMRON Corporation, excluding non-executive directors.

3. Terms of Issue of Common Stock Acquisition Rights

(1) Class and Number of Shares to be Issued or Transferred for Common Stock Acquisition Rights

A maximum of two hundred and ten thousand (210,000) shares of common stock of OMRON Corporation.

Provided, that if OMRON Corporation splits or consolidates its common stock, the number of shares to be issued or transferred upon exercise of the rights shall be adjusted according to the following formula. However, such adjustment shall be made only to those rights that remain unexercised at the relevant time. Any

fractions less than one (1) share arising as a result of such adjustment shall be rounded down to the nearest whole number.

Number of shares after adjustment	=	Number of shares before adjustment	X	Ratio of stock split or consolidation

(2) Total Number of Rights to Be Issued
A maximum of two hundred and ten (210)
(The number of shares to be issued or transferred upon exercise of each right shall be 1,000*; provided, however, that any adjustments to the number of shares as set forth in (1) above shall be carried out as set forth in that section.)

(3) Issue Price of Rights
No consideration shall be paid.

(4) Amount to Be Paid in for Exercise of Rights
The amount paid in per right shall be the number of shares per right set forth in (2) above, multiplied by the amount paid in per share as defined below.

The exercise price shall be 1.05 times the average of closing prices of the common stock of OMRON Corporation in regular trading on the Osaka Securities Exchange for each day (excluding days on which there is no such closing price) of the full calendar month prior to the issuance of the rights. Any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest whole number.

However, if such calculated price is lower than the closing price on the day before issuance of the rights (if there is no closing price on such date, then the closing price on the immediately preceding trading day), the exercise price shall be the closing price on the day of issuance of the rights.

If, after the issuance of the rights, OMRON Corporation splits or merges its common stock, the exercise price per share shall be adjusted according to the following formula, and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest whole number.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{1}{\text{Ratio of Split or Consolidation}}$$

In addition, if the issue price of the new stock is less than the market price, or if there is a disposal of treasury stock (except in the case of exercise of rights, conversion of convertible bonds issued under the Commercial Code of Japan before its revision, or exercise of the right to request transfer of authorized stock), the exercise price per share shall be adjusted according to the following formula,

and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest whole number.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Previous number of shares issued} + \dfrac{\text{New number of shares issued} \times \text{Exercise price per share}}{\text{Price before new issuance}}}{\text{Previous number of shares issued} + \text{Increase in number of shares due to new issuance}}$$

"Previous number of shares issued" in the above calculation is derived by subtracting the number of shares of treasury stock of OMRON Corporation held by the Company from the total number of shares issued by OMRON Corporation. If there is a disposal of treasury stock, "issuance of new shares" shall be changed to "disposal of treasury stock," and "exercise price per share" to "disposal price per share."

(5) Period in which Rights May Be Exercised
July 1, 2005 - June 30, 2008

(6) Conditions for Exercising Rights
- (1) Persons who have received allocations of common stock acquisition rights must hold the position of director or managing officer at the time of exercise. However, this limitation shall not apply in the case of directors and managing officers of OMRON Corporation who shall have retired following the completion of their term of office, or shall have reached the mandatory retirement age, or other such appropriate reason.
- (2) Common stock acquisition rights may not be assigned, pledged, or otherwise disposed of or inherited.
- (3) Other conditions shall be as set forth in the "Agreement on Allocation of Common Stock Acquisition Rights" between OMRON Corporation and the directors and managing officers who are party thereto, based on this resolution of the general meeting of shareholders and the board of directors.

(7) Cancellation of Rights
In the event that a person who has received an allocation of common stock acquisition rights does not conform to the conditions for exercise of such rights as set forth in section (6) above, such rights may be cancelled. In such an event, the relevant rights shall be cancelled without any consideration.

* May be 100 shares if the stock trading unit is reduced.

Exhibit II.28

03 JUL 17 AM 7:21

May 8, 2003

For Immediate Release

Company name: OMRON Corporation
Representative Director and Chief Executive Officer: Yoshio Tateisi
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya (First Sections)
Contact: Hiroshi Miyagawa, General Manager, Public Relations
Phone: +81-75-344-7175

Omron to Separate Its Entertainment Business

May 8, 2003 – Omron Corporation ("Omron") resolved at a Board of Directors meeting held on May 8, 2003 to move ahead with the decision reached and announced on January 28, 2003 to separate its entertainment business. On July 1, 2003, the entertainment business will be separated and transferred to a newly established company, Omron Entertainment Co., Ltd. ("Omron Entertainment"). Details follow below.

1. Purpose of Separation

The entertainment business of Omron primarily manufactures and sells photo-sticker vending machines and other commercial game equipment and commodities, and provides mobile terminal information services. The entertainment business creates high added value by providing intangible services that satisfy consumer desires. Omron is separating its entertainment business to achieve continuous expansion in revenues and create the most appropriate management structure for the entertainment business through means including collaboration with other industry participants and recruitment of entertainment professionals from outside the Company.

2. Separation Overview

(1) Separation Timetable

Board meeting to approve split-off reorganization plan:	May 8, 2003
Date of split-off:	July 1, 2003 (scheduled)
Registration of split-off:	July 1, 2003 (scheduled)

(2) Separation Method

A. Separation Method

The new company will be established by separation of a company from Omron, with Omron Entertainment Co., Ltd. as the successor company. Omron will carry out a simple separation that does not require the approval of the General Meeting of Shareholders.

B. Rationale for Use of This Separation Method

The objective of the separation is to maximize the value of the Omron Group by enabling revenue expansion through the optimization of operations of the new company. Therefore, the new company will allocate all of the shares its issues to Omron.

(3) Allocation of Shares

The new company will issue 8,000 shares of common stock, and will allocate all of them to Omron.

(4) Authorities and Responsibilities of the New Company

The new company will assume all relevant assets currently controlled by Omron, including receivables and inventories, and all relevant liabilities, including deposits received. Moreover, the new company will assume the relevant intellectual property rights of Omron, as well as its standing under its major development, sales, purchasing, maintenance and other contracts and the underlying rights and responsibilities that such contracts imply and entail.

(5) Outlook for Fulfillment of Financial Obligations

Omron has carefully considered the assets and liabilities of the new company that will be created via the separation and has determined that the effect of the separation on Omron's financial condition is immaterial. Moreover, Omron does not at present foresee the occurrence or likelihood of any event that will impede fulfillment of its financial obligations or those of the new company after the separation. Consequently, Omron believes that both Omron and the new company will fulfill all of their respective financial obligations that come due after the actual date of separation.

(6) Newly Appointed Directors of the Successor Company

The newly appointed directors and corporate auditors of the company created by the separation are as follows:

Directors:
Kichiro Tasaka
Yutaka Takigawa
Kazunobu Amemiya

Corporate Auditor:
Tatsuro Onuki

3. Overview of the Companies Party to the Separation (As of March 31, 2003)

	Separating Company	New Company Scheduled to be Created July 1, 2003
(1) Company Name	Omron Corporation	Omron Entertainment Co., Ltd.
(2) Content of Business	Manufacture and sale of electronic equipment	Development, manufacture and sale of electronic devices and equipment for entertainment
(3) Date of Establishment	May 19, 1948	July 1, 2003 (scheduled)

(4) Location of Head Office	Higashi Iru Minami Fudodocho 801, Shiokoji Horikawa, Shimogyo-ku, Kyoto	Shibuya-ku, Tokyo
(5) Representative Officer	Yoshio Tateisi, Representative Director and CEO	Kichiro Tasaka, President and Representative Director
(6) Capital	¥64,082 million	¥400 million
(7) Shares Issued and Outstanding	242,864,183	8,000
(8) Shareholders' Equity	¥197,204 million	—
(9) Assets	¥378,484 million	—
(10) Fiscal Year-end	March 31	March 31
(11) Employees	5,393	47
(12) Principal Customers	Direct sales of control equipment and other products to manufacturers and other customers	Direct and indirect sales of amusement equipment and other products to amusement facilities and other customers
(13) Major shareholders and percentage of shares held	• The Japan Trustee Service Bank, Ltd., Trust Account, 9.53% • The Master Trust Bank of Japan, Ltd., Trust Account, 7.17% • The Bank of Tokyo-Mitsubishi Bank, Ltd., 3.69%	Omron Corporation, 100%
(14) Main Bank	The Bank of Tokyo-Mitsubishi, Ltd., Others	The Bank of Tokyo-Mitsubishi, Ltd.
(15) Relationships between Parties	Capital: The new company will be a wholly owned subsidiary of Omron Corporation Personnel: The employees of the new company will all be shifted or assigned from the separating company	

(16) Three-Year Summary of Results (¥ Million, except per share data)

	Omron Corporation		
Years ending	**3/01**	**3/02**	**3/03**
Net sales	429,306	347,223	350,459
Operating income	27,136	(2,149)	8,166
Ordinary income	28,120	(2,186)	6,815
Net income	16,839	(8,840)	10,291
Per Share Data (¥)			
Net income	65.91	(35.59)	41.61
Dividends	13.00	13.00	10.00
Shareholders' equity	1,012.53	911.14	811.99

4. Description of the Business to Be Separated

(1) Description of the Business to Be Separated

The entertainment business of Omron primarily manufactures and sells photo-sticker vending machines and other commercial game equipment and commodities, and provides mobile terminal information services.

(2) Results for the Year Ended March 2003

1. Entertainment Business of Omron

	Entertainment Business (a)	Omron Corporation (b)	Share (a/b)
Net sales	¥12,538 million	¥350,459 million	3.6%
Gross profit	¥5,844 million	¥124,833 million	4.7%

Note: Only net sales and gross profit are presented due to the difficulty of calculating the fixed costs associated with the separated entertainment business.

(3) Assets and Liabilities of the Business to Be Separated

As of the end of March 2003, assets of the entertainment business to be separated were ¥2,501 million, and liabilities were ¥103 million.

5. Omron's Condition Following the Separation

Omron's company name, contents of business, head office location, capital and fiscal year-end will remain the same as before the separation. Regarding the representative, a resolution nominating Hisao Sakata for election to the position of Director will be presented at the General Meeting of Shareholders scheduled for June 25, 2003. At the Board of Directors meeting following the General Meeting of Shareholders, the Board plans to elect a Representative Officer and Chief Executive Officer.

The separation is projected to reduce the total assets of Omron Corporation by ¥2,501 million.

6. Effect on Performance

The May 8, 2003 announcement has already been factored into the performance forecast for the fiscal year ending March 2004.

#

May 8, 2003

For Immediate Release

Company name: OMRON Corporation
Representative Director and Chief Executive Officer: Yoshio Tateisi
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya (First Sections)
Contact: Hiroshi Miyagawa, General Manager, Public Relations
Phone: +81-75-344-7175

Omron to Separate Its Healthcare Business

May 8, 2003 – Omron Corporation ("Omron") resolved at a Board of Directors meeting held on May 8, 2003 to move ahead with the decision announced on January 28, 2003 to separate its healthcare business. On July 1, 2003, the healthcare business will be separated and transferred to a newly established company, Omron Healthcare Co., Ltd. ("Omron Healthcare"). Details follow below.

1. Purpose of Separation

Omron's healthcare business manufactures and markets healthcare equipment including blood pressure monitors for household use. The market and management environment for this business, however, has become increasingly challenging. To strengthen its ability to generate revenue growth and establish itself in the growing domain of lifestyle disease monitoring, the Company must therefore focus operating resources on personal wellness products and healthcare services in fields ranging from healthcare equipment to lifestyle diseases. To this end, Omron has concluded that its healthcare business must operate independently as a specialist manufacturer of medical equipment. This decision culminated in the resolution to separate its healthcare business and integrate it with wholly owned development subsidiary Omron Institute of Life Science Co., Ltd. ("OLS"). The new company will focus on building an optimal management infrastructure (including the personnel system, creation of a challenging workplace environment, information systems, and decision making systems) to increase its speed and maximize its business potential.

2. Separation Overview

(1) Separation Timetable

Board meeting to approve split-off reorganization plan:	May 8, 2003
Date of split-off:	July 1, 2003 (scheduled)
Registration of split-off:	July 1, 2003 (scheduled)

(2) Separation Method

A. Separation Method

The new company will be established as a joint entity combining a company separated from Omron and OLS on the one hand, and the newly established Omron Healthcare Co., Ltd. as the successor company on the other. The separation from Omron will entail the split-off of a company, and the separation of OLS will entail business separation. Omron will carry out a simple separation that does not require the approval of the General Meeting of Shareholders.

B. Rationale for Use of This Separation Method

The new company will take over the business planning, marketing and sales functions of Omron's Healthcare Business Company, and the business of OLS, which is responsible for development. Omron decided to use a separation method that results in a wholly owned subsidiary to ensure continued close cooperation with the parent company.

(3) Allocation of Shares

The new company will issue 80,000 shares of common stock, and will allocate all of them to Omron.

(4) Authorities and Responsibilities of the New Company

The new company will assume all of the assets of Omron's Healthcare Businesses Company and OLS, including receivables and inventories, and all liabilities, including payables. Moreover, the new company will assume the intellectual property rights of the preceding entities, as well as their standing under their major development, sales, purchasing, maintenance and other contracts, and the underlying rights and responsibilities that such contracts imply and entail. The new company shall also assume labor contracts for all employees engaged in the businesses succeeding to the new company.

(5) Outlook for Fulfillment of Financial Obligations

Omron has carefully considered the assets and liabilities of the new company that will be created via the separation and has determined that the effect of the separation on Omron's financial condition is immaterial. Moreover, Omron does not at present foresee the occurrence or likelihood of any event that will impede fulfillment of its financial obligations or those of the new company after the separation. Consequently, Omron believes that both Omron and the new company will fulfill all of their respective financial obligations that come due after the actual date of separation.

(6) Newly Appointed Directors of the Successor Company

The newly appointed directors and corporate auditors of the company created by the separation are as follows:

Directors:
Keiichiro Akahoshi

Shingo Akechi
Yoshinobu Suzuki

Corporate Auditors
Kenji Sato (Full-time)
Yoshihiro Fukuya (Part-time)
Hitoshi Kondo (Part-time)

3. Overview of the Companies Party to the Separation (As of March 31, 2003)

	Separating Company		Separating Company	New Company Scheduled to be Created July 1, 2003
(1) Company Name	Omron Corporation		Omron Institute of Life Science Co., Ltd.	Omron Healthcare Co., Ltd.
(2) Content of Business	Manufacture and sale of electronic equipment		Development of healthcare and medical equipment	Development and sale of medical equipment and services, and other activities
(3) Date of Establishment	May 19, 1948		July 2, 1974	July 1, 2003 (scheduled)
(4) Location of Head Office	Higashi-iru Minami Fudodocho 801, Shiokoji Horikawa, Shimogyo-ku, Kyoto		Yamanouchi Yamanoshitamachi 24, Ukyo-ku, Kyoto	Yamanouchi Yamanoshitamachi 24, Ukyo-ku, Kyoto
(5) Representative	Yoshio Tateisi, Representative Director and CEO		XXX XXX, President and Representative Director	Keiichiro Akahoshi, President and Representative Director
(6) Capital	¥64,082 million		¥400 million	¥4,000 million
(7) Shares Issued and Outstanding	242,864,183		114,000	80,000
(8) Shareholders' Equity	¥197,204 million		¥132 million	—
(9) Assets	¥378,484 million		¥2,086 million	—
(10) Fiscal Year-end	March 31		March 31	March 31
(11) Employees	5,393		127	270
(12) Principal customers	Direct sales of control equipment and other products to manufacturers and other customers		Omron Corporation	Sales through distributors of medical equipment and other products to consumers and healthcare practitioners
(13) Major shareholders and percentage of shares held	• The Japan Trustee Service Bank, Ltd., Trust Account, 9.53% • The Master Trust Bank of Japan, Ltd., Trust Account, 7.17% • The Bank of Tokyo-Mitsubishi Bank, Ltd., 3.69%		Omron Corporation, 100%	Omron Corporation, 100%
(14) Main Bank	The Bank of Tokyo-Mitsubishi Bank, Ltd., Others		The Bank of Tokyo-Mitsubishi, Ltd.	The Bank of Tokyo-Mitsubishi, Ltd.
(15) Relationships among Parties	Capital		The new company will be a wholly owned subsidiary of Omron Corporation	
	Personnel		The employees of the new company will all be shifted from the separating company	
	Transactions		Leasing of land and buildings	

(16) Three-Year Summary of Results (¥ Million, except per share data)

	Omron Corporation			Omron Institute of Life Science Co., Ltd.		
Years ending	**3/01**	**3/02**	**3/03**	**3/01**	**3/02**	**3/03**
Net sales	429,306	347,223	350,459	2,270	2,312	2,583
Operating income	27,136	(2,149)	8,166	74	33	153
Ordinary income	28,120	(2,186)	6,815	83	41	181
Net income	16,839	(8,840)	10,291	18	(111)	(690)

Per Share Data (¥)

Net income	65.91	(35.59)	41.61	182.02	(1,107.20)	(6,823.99)
Dividends	13.00	13.00	10.00	418.00	0.00	0.00
Shareholders' equity	1,012.53	911.14	811.99	2,752.90	1,221.59	1,161.50

4. Descriptions of the Businesses to Be Separated

(1) Operations of the Separated Company

The Healthcare Business Company of Omron is involved in the planning, marketing and sale of medical equipment and services. OLS is involved in the research and development of these products and services.

(2) Results for the Year Ended March 2003

1. The Healthcare Business Company of Omron

	Healthcare Business Company (a)	Omron Corporation (b)	Share (a/b)
Net sales	¥19,608 million	¥350,459 million	5.6%
Gross profit	¥8,631 million	¥124,833 million	6.9%

Note: Only net sales and gross profit are presented due to the difficulty in calculating the fixed costs associated with the separated Healthcare Business Company.

2. OLS

See section 3-16 above.

(3) Assets and Liabilities of the Businesses to Be Separated

As of the end of March 2003, assets of the Healthcare Company of Omron to be separated were ¥7,017 million, and liabilities were approximately ¥1,157 million. Assets of OLS to be separated were ¥2,085 million, and liabilities were ¥1,953 million.

5. Omron's Condition Following the Separation

Omron's company name, contents of business, head office location, capital and fiscal year-end will remain the same as before the separation. Regarding the representative, a resolution nominating Hisao Sakata for election to the position of Director will be presented at the General Meeting of Shareholders scheduled for June 25, 2003. At the Board of Directors meeting following the General Meeting of Shareholders, the Board plans to elect a Representative Officer and Chief Executive Officer.

The separation is projected to reduce the total assets of Omron Corporation by ¥7,017 million.

6. Effect on Performance

The May 8, 2003 announcement has already been factored into the performance forecast for the fiscal year ending March 2004.

#

May 27, 2003

For Immediate Release

Company name: OMRON Corporation
Representative Director and
Chief Executive Officer: Yoshio Tateisi
Stock ticker number: 6645
Stock exchanges: Tokyo, Osaka, Nagoya
(First Sections)
Contact: Hiroshi Miyagawa, General Manager
Public Relations Liaison Office
(Phone: +81-75-344-7175)

Notice of Dissolution of Subsidiary

At a meeting held on May 27, 2003, the Board of Directors of OMRON Corporation resolved to begin procedures to dissolve OMRON Institute of Life Science Co., Ltd., a consolidated subsidiary of OMRON Corporation.

1. Reason for Dissolution

OMRON Institute of Life Science Co., Ltd. ("OLS") was established in July 1974 to conduct research and development of healthcare equipment and other products. However, at an extraordinary general meeting of shareholders held on May 26, 2003, OLS resolved to become part of a joint entity separated from OLS and the healthcare business of OMRON Corporation as of July 1, 2003.

As a result, because all of the business of OLS will be transferred to the newly established OMRON Healthcare Co., Ltd., it was decided to dissolve the company.

2. Profile of the Consolidated Subsidiary

(1)	Location of head office:	24, Yamanoshitamachi, Yamanouchi, Ukyo-ku, Kyoto
(2)	Representative Director:	Kazuaki Ishigure
(3)	Capital:	¥400 million
(4)	Major shareholder:	OMRON Corporation (100%)
(5)	Content of business:	Research and development of healthcare and medical equipment

3. Date of Dissolution

A proposal to dissolve the company is expected to be resolved at the General Meeting of Shareholders of OLS to be held on July 1, 2003.

4. Outlook

The effect on OMRON Corporation of the dissolution of this consolidated subsidiary is included in the projections of results for the fiscal year ending March 31, 2004, which were announced on May 8, 2003.

#

CONVOCATION NOTICE FOR
THE 65TH ORDINARY GENERAL MEETING OF SHAREHOLDERS(SUMMARY)

May 28, 2002

Yoshio Tateisi
Representative Director and Chief Executive Officer

OMRON CORPORATION
Shiokoji Horikawa, Shimogyo-ku,
Kyoto, Japan

Dear Shareholders:

Notice is hereby given that the 65th Ordinary General Meeting of Shareholders will be held as detailed below, and your attendance is cordially requested.

In the event that you are unable to attend the meeting, you are kindly requested to examine the attached reference materials, indicate your preferences on the enclosed ballot, affix your signature (or registered seal) on the ballot and send it to us by return mail by June 24, 2002.

03 JUL 17 AM 7:21

*Please note there is no ballot attached to this translation.

1. Date: Tuesday, June 25, 2002, 10 a.m.
2. Place: Banquet room "Kokin," 5th floor of Hotel Granvia Kyoto
 (In Kyoto Station)
 Karasuma-dori, Shiokoji-sagaru, Shimogyo-ku, Kyoto
3. Agenda:

A. Reports
Reports of the business report, the balance sheet and the statement of income for the 65th fiscal year (April 1, 2001 to March 31, 2002)

B. Proposals

No. 1 Approval of the proposed appropriation of unappropriated retained earnings for the 65th fiscal year

No. 2 Partial amendment of the Articles of Incorporation
The main points of the changes are described in the "Reference Materials Concerning the Exercise of Voting Rights" (pages 9-10).

No. 3 Reacquisition of shares
Details of this proposal are described in the "Reference Materials Concerning the Exercise of Voting Rights" (page 10).

No. 4 Election of two (2) Corporate Auditors

No. 5 Approval of retirement allowances for retiring Corporate Auditors

No. 6 Issuance of common stock acquisition rights as stock options to Directors and Managing Officers of the Company
Details of this proposal are described in the "Reference Materials Concerning the Exercise of Voting Rights" (pages 11-12).

Attendees are kindly requested to submit the enclosed ballot, completed, at the reception desk at the entrance to the meeting hall.

[Attachments]

Business Report

(April 1, 2001 to March 31, 2002)

1. Business Review

1) Performance and Achievements

General Overview

During the fiscal year ended March 31, 2002, the U.S. economy, which had been the growth engine of the global economy, experienced a major downturn due to the slump in information technology (IT) and related industries, and recovery was delayed by the September 11 terrorist attacks. The impact of the slowdown in the United States was also felt in the economies of Asia and Europe, which remained weak. The Japanese economy also continued to slump. Lackluster consumer spending and falling exports and production led to a steep decline in corporate earnings, which resulted in a large drop in capital investment and a further worsening of the employment picture.

In markets related to Omron, restrained capital investment in the semiconductor and IT-related industries and deteriorating results in the electrical machinery and electronics industries led to substantially lower demand for control system equipment and consumer and commerce (C&C) components, the Company's core business. In addition, restrained investment by domestic financial institutions and railway companies resulted in lower sales of electronic fund transfer systems and public transportation systems.

As a result, net sales for the fiscal year totaled ¥347,223 million, a decrease of 19 percent year-on-year, as both domestic and export sales declined. From the beginning of the fiscal year, the transaction format for exports of the Healthcare Company was changed. Excluding the effect from this change, net sales declined 18 percent year-on-year.

In income categories, reflecting the decline in net sales, ordinary income was a loss of ¥2,186 million. Omron posted extraordinary losses comprising a loss on restructuring of subsidiaries in connection with business structure reform and securities valuation losses due to the downturn in the stock market. As a result, the Company recorded a net loss of ¥8,839 million.

In view of these severe conditions, Omron accelerated the business structure reforms set forth in Grand Design 2010 (GD2010), the long-term management vision started in the past fiscal year, in order to restore profitability from the next fiscal term. In addition, the Value-added Innovation Committee 21 (VIC21), a group productivity structural reform committee headed by the representative director and chief executive officer, was established within the Managing Officers' Committee to implement structural reforms aimed at boosting productivity throughout the Omron Group. During the past fiscal year, VIC 21 virtually completed drawing up measures. Specifically, these measures involve consolidation and closing of business bases and the associated reassignment of businesses and personnel; acceleration of the shift to overseas production, primarily in China; the elimination of unprofitable and low-profit businesses; and improving human productivity.

In the short term, as an emergency measure, a reduction in the compensation of directors and managing officers was implemented from January 2002.

In accounting for the past fiscal year, revaluation of land was applied.

2) Outlook and Management Tasks

Looking ahead, inventory adjustments in IT-related fields and other areas are making steady progress worldwide. In addition, the U.S. economy, which is expected to lead the recovery of the world economy, appears to be bouncing back faster than anticipated after the terrorist attacks. In Japan, Asia and Europe, expectations are growing for the expansion of production, exports and capital investment from the recovery of the U.S. economy. However, a strong rebound associated with real demand after inventory adjustments will require more time. The Japanese economy in particular is likely to be limited to a mild recovery, held back by the risk of structural concerns such as the shift of manufacturing overseas and the resulting employment problem.

With the challenging business environment expected to continue, Omron will make strategic investments in the future growth of its two core businesses, the Industrial Automation Company and the Electronic Components Company. Additionally, we will implement the measures of VIC21 and accelerate structural reforms to carry out the urgent task of building a firm corporate structure that is not dependent on market recovery.

The VIC 21 measures comprise six structural reforms: Business Structure Reform, Manufacturing Structure Reform, Purchasing Process Reform, Management Productivity Reform, Head Office Structure Reform, and Asset Structure Reform. The year ending March 2003 will be the critical period for these structural reforms. Omron will execute the reforms one by one to quickly revitalize the performance of the Omron Group, while linking this activity to the "long-term maximization of corporate value," a key objective in GD2010, by establishing a foundation for sustained earnings into the future.

Omron requests its shareholders' continued support and cooperation.

3) Operating Results and Financial Position

(Millions of yen)

Term / Item	62nd term (April 1, 1998 to March 31, 1999)	63rd term (April 1, 1999 to March 31, 2000)	64th term (April 1, 2000 to March 31, 2001)	65th term (April 1, 2001 to March 31, 2002)
Net Sales	381,027	386,699	429,305	347,223
Ordinary Income (Loss)	7,747	14,201	28,120	(2,186)
Net Income (Loss)	5,050	(9,866)	16,839	(8,839)
Net Income (Loss) per Share (yen)	19.36	(38.37)	65.91	(35.59)
Total Assets	411,385	428,878	444,200	383,068
Shareholders' Equity	259,120	250,748	252,229	226,210
Shareholders' Equity per Share (yen)	1,007.83	975.26	1,012.52	911.14

Notes:

1. Net income (loss) per share is calculated based on the average number of shares during the term. Shareholders' equity per share is calculated based on the number of shares outstanding at the end of the term.
 Effective from the 65th term, treasury stock is stated as a negative item under shareholders' equity, and the average number of shares during the term and the number of shares outstanding at the end of the term are calculated after deducting the number of treasury shares.
2. In the 63rd term, an additional provision to the reserve for retirement benefits due to an accounting change was recorded as a one-time extraordinary loss, which resulted in a net loss for the term.
3. In the 64th term, supported by a favorable market environment due to an upturn in private capital investment, ordinary income and net income both reached record highs.

2. Shares

1. Total number of shares authorized to be issued by the Company 487,000,000 shares

 Note: In the previous term, the company retired 8 million shares of treasury stock using profits. There is a stipulation in the Articles of Incorporation to the effect that the number of shares authorized to be issued by the Company is 495,000,000 shares; however, when the Company retires shares, this shall be reduced by the equivalent number of shares.

2. Total number of shares issued: 249,109,236 shares
3. Number of shareholders: 25,610

4. Principal shareholders:

Shareholder	Company's shares held by the shareholder		Shareholder's shares held by the Company	
	Number (thousands of shares)	Percentage (%)	Number (thousands of shares)	Percentage (%)
Japan Trustee Services Bank, Ltd. (trust account)	14,610	5.86	--	--
The Bank of Tokyo-Mitsubishi Ltd.	12,007	4.82	--	--
The Mitsubishi Trust and Banking Corporation (trust account)	8,769	3.52	--	--
Nippon Life Insurance Company	7,980	3.20	--	--
The Chase Manhattan Bank N.A., London S.L. Omnibus Account	7,664	3.08	--	--
Sumitomo Mitsui Banking Corporation	5,743	2.31	3,430	0.06
The Bank of Kyoto, Ltd.	5,717	2.30	5,192	1.56
Morgan Trust Bank Ltd. (non-taxable account)	5,603	2.25	--	--
Boston Safe Deposit PSDT, Treaty Clients Omnibus	5,486	2.20	--	--
The Chase Manhattan Bank N.A., London	4,580	1.84	--	--

Note: 1. The Company does not directly hold shares of The Bank of Tokyo-Mitsubishi Ltd., but does own 80,000 shares (0.15%) of the common stock of Mitsubishi-Tokyo Financial Group, a wholly owned subsidiary of this bank.

2. In March 2002, the Company confirmed that according to a report of major shareholdings released by Schroder Investment Management (Japan) Limited, the six companies of this group held 23,035,000 shares of Omron stock as of March 2002. However, number of shares held by this group in the register of shareholders as of March 31, 2002, were as follows:

Schroder Investment Management (client general)	1,364,000 shares
Schroder Investment Management (client BRITEL)	900,000 shares
Schroder Investment Management (client POSSFUND)	480,000 shares
Schroder Investment Management (Hong Kong) Limited (client account)	58,000 shares
Schroder Investment Management Limited (client RAILPEN)	55,000 shares
Schroder Investment Management (client ISL lending)	54,000 shares
Schroder Investment Management (limited JASDAQ non-treaty clients)	7,000 shares
Schroder Investment Management (client SIM Hong Kong custody)	2,000 shares

3. Status of Principal Subsidiaries and Other Principal Business Combinations

(1) Principal subsidiaries

Name	Capital (millions of yen)	Parent ownership (%)	Principal businesses
OMRON Okayama Co., Ltd.	364	100.0	Manufacture of control system devices
OMRON Kurayoshi Co., Ltd.	300	99.5	Manufacture of control system devices
OMRON Kumamoto Co., Ltd.	300	100.0	Manufacture of control system devices
OMRON Matsusaka Co., Ltd.	300	99.7	Manufacture of healthcare equipment
OMRON Alphatec Corporation	1,000	100.0	Development, sale and maintenance of computer systems
OMRON Field Engineering Co., Ltd.	360	99.8	Design, construction, repair and technical guidance of electrical devices
OMRON Management Center of America, Inc.	(thousands of U.S. dollars) 8,009	100.0	Regional management in the United States and Canada
OMRON Asia Pacific Pte. Ltd.	(thousands of Singapore dollars) 47,888	100.0	Regional management and supervision of control device business in Southeast Asia
OMRON Europe B.V.	(thousands of Euro) 16,882	100.0	Regional management and supervision of control device business in Europe
OMRON (China) Co., Ltd.	(thousands of U.S. dollars) 49,037	100.0	Regional management in China

(2) Business combinations

There are 133 consolidated subsidiaries, and 13 affiliated companies accounted for by the equity method.

Consolidated net sales for the fiscal year were ¥533,963 million, a year-on-year decrease of 10 percent. The consolidated net loss was ¥15,772 million.

The consolidated financial statements of the Company are prepared in accordance with U.S. generally accepted accounting practices.

4. Directors and Corporate Auditors

Title	Name	Assignment
Chairman*	Nobuo Tateishi	
Chief Executive Officer*	Yoshio Tateishi	
Vice President and Director	Norio Hirai	In charge of corporate strategy, accounting, finance
Vice President and Director	Tatsuro Ichihara	Executive Vice President, in charge of technology, General Manager of Research and Development Headquarters
Senior Managing Director	Akio Imaizumi	In charge of human resources, IT strategy planning, quality and environment, operations management

Senior Managing Director	Tadao Tateishi	In charge of law and intellectual property, communications, general affairs, corporate ethics
Director (Non-executive)	Shozo Hashimoto	President and Representative Director, Nomura Research Institute, Ltd.
Corporate Auditor	Tomoaki Nishimura	
Corporate Auditor	Motoki Tamura	
Corporate Auditor ○	Yoshio Nakano	Certified Public Accountant

Notes:
1. Asterisks above indicate representative directors.
2. Circles above indicate outside auditors, as stipulated in Article 18-1 of the "Law Concerning Exceptions to the Commercial Code Related to Auditors, etc., of Corporations."
3. Changes in directors during the fiscal year were as follows:

(1) Newly appointed directors (June 26, 2001)
Tadao Tateishi, Shozo Hashimoto (non-executive)

(2) Retired director (June 26, 2001)
Soichi Koshio, Hideki Masuda

(3) Changes in position of directors (June 26, 2001)

Name	After Change	Before Change
Norio Hirai	Vice President and Director	Director
Tatsuro Ichihara	Vice President and Director, Executive Vice President	Director
Akio Imaizumi	Senior Managing Director	Director

(4) Death of corporate auditor (July 23, 2001)
Takayuki Yamashita

Non-consolidated Balance Sheet

As of March 31, 2002

(Millions of yen)

Item	Amount	Item	Amount
Assets	**383,068**	**Liabilities**	156,857
Current assets:	171,199	Current liabilities:	70,570
Cash and cash equivalents	15,963	Trade notes payable	1,266
Trade notes receivable	7,286	Trade accounts payable	39,386
Trade accounts receivable	69,808	Bank loans	6,850
Finished products	13,100	Current portion of long-term debt	138
Materials	4,735	Accounts payable	5,619
Work in process	9,194	Accrued expenses	7,920
Supplies	511	Deferred income taxes	143
Advance payments	60	Advance receipts	1,716
Short-term loans	17,700	Deposits received	5,947
Short-term repurchase loans	16,799	Other current liabilities	1,583
Accrued agent purchases	9,316		
Deferred tax assets	4,522	Long-term liabilities:	86,287
Other current assets	2,563	Convertible bonds	29,735
Allowance for doubtful receivables	(363)	Long-term loans	11,900
Fixed assets:	211,868	Termination and retirement benefits	43,911
Property, plant and equipment:	60,636	Directors' retirement benefits	741
Buildings	25,457		
Structures	1,796		
Machinery and equipment	1,446	**Shareholders' equity**	**226,210**
Vehicles	3	Common stock	64,081
Tools, furniture and fixtures	2,481	Statutory reserve	95,435
Land	24,442	Additional paid-in capital	88,753
Construction in progress	5,007	Legal reserve	6,682
Intangible fixed assets:	6,582	Loss on revaluation	(9,617)
Software	6,582	Retained earnings	74,157
Investments and other assets:	144,649	Dividend reserve	3,400
Investment securities	41,936	Land devaluation reserve	1,485
Investment in common stock of subsidiaries	55,143	Reserve for devaluation of replacement assets	560
Long-term loans	360	Special reserve	75,500
Long-term loans to subsidiaries	4,875	Unappropriated loss at end of term	6,788
Long-term loans to employees	7	[Net income]	[8,839]
Leasehold deposits	7,004	Valuation gain (loss)	4,072
Long-term deferred tax assets	24,167	Gain on valuation of marketable securities	4,072
Deferred tax assets related to revaluation	6,964	Treasury stock	(1,918)
Other	9,977		
Allowance for doubtful accounts	(5,789)		
Total	383,068	Total	383,068

Note: The amounts above are rounded down to the nearest million yen.

Non-consolidated Statement of Income

(April 1, 2001 to March 31, 2002)

(Millions of yen)

Item	Amount	
Ordinary Profit and Loss		
Operating revenue, costs and expenses:		
Operating revenue:		
Net sales		347,223
Operating costs and expenses:		
Cost of sales	231,220	
Selling, general and administrative expenses	118,152	349,372
Operating income		2,149
Non-operating income and expenses:		
Non-operating income:		
Interest and dividends received	3,386	
Commissions received	615	
Other	1,425	5,428
Non-operating expenses:		
Interest expenses	659	
Discount expenses	1,430	
Foreign exchange loss	1,709	
Transfer to allowance for doubtful receivables	778	
Other	887	5,465
Ordinary loss		2,186
Extraordinary Gains and Losses		
Extraordinary gains:		
Gain on sale of marketable securities	1,623	
Other	23	1,646
Extraordinary losses:		
Loss on sale and disposal of fixed assets	967	
Loss on sale of marketable securities	546	
Loss on valuation of marketable securities	12,644	
Loss on liquidation of subsidiaries	2,112	
Other	220	16,490
Loss before income taxes:		17,030
Income taxes		104
Adjustment to income taxes		(8,295)
Net income		8,839
Retained earnings brought forward		3,665
Interim dividends paid		1,614
Unappropriated retained earnings at end of term		6,788

Note: The amounts above are rounded down to the nearest million yen.

Proposed Appropriation of Unappropriated Retained Earnings

(Yen)

Unappropriated retained earnings:	6,788,362,918
Reversal of reserve for devaluation of replacement assets	47,807,868
Reversal of special reserve	20,000,000,000
Total	13,259,444,950
To be appropriated as follows:	
Dividends (¥6.50 per share)	1,613,774,156
Retained earnings carried forward to the next term:	11,645,670,794

Note: Interim dividends totaling ¥1,614,132,403 (¥6.50 per share) were paid on December 10, 2001.

REFERENCE MATERIALS
CONCERNING THE EXERCISE OF VOTING RIGHTS

1. Number of shares held by shareholders who are entitled to exercise voting rights: 245,185

2. Proposals and reference matters:

No. 1: Approval of the proposed appropriation of unappropriated retained earnings for the 65th fiscal year

Considering factors such as results for the term and the outlook for the operating environment and business development, the Company faces extremely difficult operating conditions. It is proposed to appropriate retained earnings as shown on page 9.

The Company proposes to pay a cash dividend of ¥6.50 per share.

As the Company earlier paid an interim cash dividend of ¥6.50 per share, total cash dividends for the year would be ¥13.00.

No. 2: Partial amendment of the Articles of Incorporation

It is proposed to amend the Company's Articles of Incorporation as follows:

1. Reasons for the Amendments
 (1) Additions will be made to the purpose of business so that the Company and its subsidiaries may participate in new businesses.
 (2) Based on resolutions of the Board of Directors on November 16, 2000 and February 9, 2001 in accordance with Article 3 of the "Law Concerning Exceptions to the Commercial Code Related to Procedures for Retirement of Shares" (Law No. 55 of 1997) and provision 2 in Article 5 of the Articles of Incorporation, on March 8, 2001 the Company completed procedures for the repurchase and retirement of 8 million shares of the Company's common stock. Accordingly, the number of shares authorized to be issued by the Company

as defined in the Articles of Incorporation will be reduced by the same number of shares.

(3) With the implementation of the "Law Amending Parts of the Commercial Code, etc." (Law No. 79 of 2001), the former unit share system and the par value share system were abolished, and a *tangen-kabu* unit system was newly established. In addition, the "Law Concerning Exceptions to the Commercial Code Related to Procedures for Retirement of Shares" (Law No. 55 of 1997) was abolished. In accordance with these changes, the necessary amendments will be made.

(4) With the implementation of the "Law Amending Part of the Law Concerning Exceptions to the Commercial Code Related to Auditing of the Commercial Code and Corporations" (Law No. 149 of 2001) on May 1, 2002, the term of office of auditors changed, and the necessary amendments will be made.

No. 3: Reacquisition of shares

To enable execution of flexible management that effectively responds to changes in economic conditions, in accordance with the provisions of Article 210 of the Commercial Code, the Company requests approval for the repurchase of up to 5 million shares of its own common stock, limited to a total acquisition cost of 10 billion yen, between the close of this ordinary general meeting of shareholders and the close of the next ordinary general meeting of shareholders.

No. 4: Election of two (2) Corporate Auditors

As the term of office of one (1) Corporate Auditor (Tomoaki Nishimura) expires at the end of the 66th general meeting of shareholders and one (1) Corporate Auditor (Takayuki Yamashita) passed away on July 23, 2001, it is proposed that two (2) Corporate Auditors be elected at this general meeting.

The consent of the Board of Corporate Auditors has been obtained for this proposal.

The candidates for Corporate Auditor are as follows:

Candidate No.	Name of Candidate (Birthdate)	Career Outline		Shares of the Company Owned
1	Tsutomu Ozako (Jan. 27, 1948)	**Feb. 1967**	Entered the Company	3,000
		Mar. 1999	Named CS Quality Manager of Quality and Environmental Headquarters of the Company (to present)	
		June 1999	Named General Manager of Quality and Environmental Headquarters of the Company (to present) Assumed the position of Managing Officer of the Company (to present)	
2	Hidero Chimori (May 24, 1954)	**April 1969**	Registered attorney, Member of Osaka Bar Association (to present)	0

Notes: 1. Neither of the candidates for Corporate Auditor nor the Company has any interests in the other party.

2. Hidero Chimori is a candidate for the position of Outside Director, as stipulated in Article 18-1 of the "Law Concerning Exceptions to the Commercial Code Related to Auditors, etc., of Corporations."

No. 5: Approval of retirement allowances for retiring Corporate Auditors
It is proposed to present a retirement allowance to Tomoaki Nishimura, who will withdraw from his office as Corporate Auditor due to his retirement at the end of the ordinary general meeting of shareholders, and to Takayuki Yamashita, who passed away on July 23, 2001, to compensate then for their dedicated service during their terms of office within an appropriate amount according to the Company's regulations.

It is further proposed that the exact amount of the allowances, and the exact timing and method of their payment, be decided through consultation among the Corporate Auditors.

The outline of the careers of retiring Corporate Auditors is as follows:

Name	Career Outline
Tomoaki Nishimura	**June 1999** Assumed the position of Standing Corporate Auditor of the Company (to present)
Takayuki Yamashita	**June 1997** Assumed the position of Corporate Auditor of the Company **July 1999** Passed away

No. 6: Issuance of common stock acquisition rights as stock options to Directors and Managing Officers of the Company
It is proposed to issue common stock acquisition rights without consideration, for the purpose of granting stock options, pursuant to Article 280-20 and Article 280-21 of the Commercial Code, to Directors and Managing Officers of the Company, as summarized below.

1. Reason for issuance of common stock acquisition rights at advantageous terms to persons other than shareholders
 To further raise management incentive for Directors of the Company and business execution incentive for Managing Officers of the Company, and thereby the market value of its shareholders' stock, the Company will issue common stock acquisition rights without consideration as stock options to Directors and Managing Officers of the Company, under the terms set forth below.

2. Terms of issue of common stock acquisition rights
 (1) Persons who will receive allocations of common stock acquisition rights
 Directors and Managing Officers of the Company
 (2) Class and number of shares to be issued or transferred for common stock acquisition rights
 Two hundred and seventy-six thousand (276,000) shares of common stock
 (3) Issue price of common stock acquisition rights
 No consideration shall be paid.
 (4) Exercise price of common stock acquisition rights
 The exercise price shall be 1.05 times the average of closing prices of the Company's common stock in regular trading on the Osaka Securities Exchange on each day (excluding days on which there is no such closing price) of the full calendar month prior to the issuance of the rights. Any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest whole number.
 (5) Period for exercising common stock acquisition rights
 July 1, 2004 – June 30, 2007
 (6) Conditions for exercising common stock acquisition rights
 1) Persons who have received allocations of common stock acquisition rights must hold the position of Directors or Managing Officers of the Company at the time of exercise. However, this limitation shall not apply in the case of Directors and Managing Officers of the Company who shall have retired following the completion of their term of office, or shall have reached the mandatory retirement age, of other such appropriate reason.

2) Common stock acquisition rights may not be assigned, pledged, or otherwise disposed of or inherited.
3) Other conditions shall be as set forth in the "Agreement on Allocation of Common Stock Acquisition Rights" between the Company and the Directors and Managing Officers of the Company who are party thereto, based on this resolution of the general meeting of shareholders and the Board of Directors.

End

03 JUL 17 AM 7:21

NOTICE OF RESOLUTIONS ADOPTED AT
THE 65TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

June 25, 2002

Yoshio Tateisi
Chief Executive Officer and Representative Director

OMRON CORPORATION
Shiokoji Horikawa, Shimogyo-ku,
Kyoto, Japan

Dear Shareholders:

Notice is hereby given that at the 65th Ordinary General Meeting of Shareholders held today, the following were reported and resolved as detailed below.

Reports Report on the Business Report, Balance Sheet and Statement of Income for the 65th fiscal year (April 1, 2001 to March 31, 2002)
Matters concerning the contents of the financial statements above were reported.
(Please refer to the enclosed Omron Group Report for the 65th Fiscal Year, which contains business results and other content on a consolidated basis. This has already been sent, together with the Notice of Convocation for the 65th Ordinary General Meeting of Shareholders, to those shareholders who own at least one unit of Omron stock.)

Resolutions

No. 1 Approval of the proposed appropriation of unappropriated retained earnings for the 65th fiscal year
This item was approved and resolved as originally proposed. (The dividend was approved at 6.5 yen per share.)

No. 2 Partial amendment of the Articles of Incorporation
The amendment was approved and resolved as originally proposed. The purpose and reason of the amendments are as follows.

1) Additions will be made to the purpose of business so that the Company and its subsidiaries may participate in new businesses.
2) Based on resolutions of the Board of Directors on November 16, 2000 and February 9, 2001 in accordance with Article 3 of the "Law Concerning Exceptions to the Commercial Code Related to Procedures for Retirement of Shares" (Law No. 55 of 1997) and provision 2 in Article 5 of the Articles of Incorporation, on March 8, 2001 the Company completed procedures for the repurchase and retirement of 8 million shares of the Company's common stock. Accordingly, the number of shares authorized to be issued by the Company as defined in the Articles of Incorporation will be reduced by the same number of shares.
3) With the implementation of the "Law Amending Parts of the Commercial Code, etc." (Law No. 79 of 2001), the former unit share system and the par value share system were abolished, and a *tangen-kabu* unit system was newly established. In addition, the

"Law Concerning Exceptions to the Commercial Code Related to Procedures for Retirement of Shares" (Law No. 55 of 1997) was abolished. In accordance with these changes, the necessary amendments will be made.

4) With the implementation of the "Law Amending Part of the Law Concerning Exceptions to the Commercial Code Related to Auditing of the Commercial Code and Corporations" (Law No. 149 of 2001) on May 1, 2002, the term of office of auditors changed, and the necessary amendments will be made.

No. 3 Reacquisition of shares
The repurchase of up to 5 million shares of the Company's own common stock, limited to a total acquisition cost of 10 billion yen, between the close of this ordinary general meeting of shareholders and the close of the next ordinary general meeting of shareholders, in accordance with the provisions of Article 210 of the Commercial Code, was approved and resolved as originally proposed.

No. 4 Election of two (2) Corporate Auditor
As originally proposed, Mr. Tsutomu Ozako and Mr.Hidero Chimori were elected as Corporate Auditor and assumed his office.

No. 5 Approval of retirement allowances for retiring Corporate Auditors
It was approved and resolved as originally proposed that retirement allowances shall be presented to retiring Corporate Auditor Tomoaki Nishimura and passed by Corporate Auditor Takayuki Yamashita, to compensate them for their dedicated service during their terms of office within an appropriate amount according to the Company's regulations, and that the exact amount of the allowances and the exact timing and method of their payment shall be determined through consultation among the Corporate Auditors

No. 6 Issuance of common stock acquisition rights as stock options
It was approved and resolved as originally proposed that common stock acquisition rights shall be issued without consideration, pursuant to Article 280-20 and Article 280-21 of the Commercial Code, to Directors and Managing Officers of the Company, for the purpose of giving them greater incentive to carry out their duties in order to improve the results and maximize the international competitiveness of the Company, thus contributing to raising the market value of its shareholders' stock.

In addition, by a mutual vote of Auditors directly after the Ordinary General Meeting of Shareholders, the following Corporate Auditors were elected and assumed their offices.

Standing Corporate Auditor Motoki Tamura
Standing Corporate Auditor Tsutomu Osakoi

03 JUL 17 AM 7:21

CONVOCATION NOTICE FOR
THE 66TH ORDINARY GENERAL MEETING OF SHAREHOLDERS (SUMMARY)

May 28, 2003

Yoshio Tateisi
Representative Director and Chief Executive Officer

OMRON CORPORATION
Shiokoji Horikawa, Shimogyo-ku,
Kyoto, Japan

Dear Shareholders:

Notice is hereby given that the 66th Ordinary General Meeting of Shareholders will be held as detailed below, and your attendance is cordially requested.

In the event that you are unable to attend the meeting, you are kindly requested to examine the attached reference materials, indicate your preferences on the enclosed ballot, affix your signature (or registered seal) on the ballot and send it to us by return mail, or vote via our Web site (refer to the attachment, "Procedures and Handling in the Case of Voting Rights Exercised by Internet"). Whichever method you use, we ask that you please exercise your voting rights.

*Please note there is no ballot attached to this translation.

1. Date: Wednesday, June 25, 2003, 10 a.m.
2. Place: Banquet room "Kokin," 5th floor of Hotel Granvia Kyoto
 (In Kyoto Station)
 Karasuma-dori, Shiokoji-sagaru, Shimogyo-ku, Kyoto
3. Agenda:

A. Reports

Reports of the business report, the balance sheet and the statement of income for the 66th fiscal year (April 1, 2002 to March 31, 2003)

B. Proposals

No. 1 Approval of the proposed appropriation of unappropriated retained earnings for the 66th fiscal year

No. 2 Partial amendment of the Articles of Incorporation
The main points of the changes are described in the "Reference Materials Concerning the Exercise of Voting Rights" (page 11).

No. 3 Reacquisition of shares
Details of this proposal are described in the "Reference Materials Concerning the Exercise of Voting Rights" (page 11).

No. 4 Election of six (6) Directors

No. 5 Election of one (1) Corporate Auditor

No. 6 Approval of retirement allowances for retiring Directors and a retiring Corporate Auditor

No. 7 Issuance of common stock acquisition rights as stock options
Details of this proposal are described in the "Reference Materials Concerning the Exercise of Voting Rights" (pages 16-17).

Attendees are kindly requested to submit the enclosed ballot, completed, at the reception desk at the entrance to the meeting hall.

[Attachments]

Business Report

(April 1, 2002 to March 31, 2003)

1. Business Review

1) Performance and Achievements

General Overview

Summarizing economic conditions for the fiscal year ended March 31, 2003, during the first half the U.S. economy, which had been the growth engine of the global economy, drew support from continued firm consumer spending and housing investment. Inventory adjustment progressed in IT-related industries. The economies of Japan, Asia and Europe showed signs of recovery. However, the collapse of several large corporations in the United States negatively impacted the operating environment and consumption, which contributed to widespread concerns about a slowdown in the future. During the second half the situation in Iraq became more volatile, adding to economic uncertainty as oil prices rose and stock prices continued to decline. The problem of disposing of nonperforming loans continued to hamper Japan's economy, which sapped the power of consumer spending, capital expenditures and other mechanisms to expand domestic demand and heightened concerns about the future.

In markets related to Omron, production rebounded in the robust automobile industry and in IT-related industries following inventory adjustments. In addition, strong consumption led to a recovery in both domestic and overseas demand for control system equipment and consumer and commerce (C&C) components, the Company's core businesses. On the other hand, market conditions remained difficult for electronic fund transfer systems because of restrained investment by domestic financial institutions.

As a result, net sales for the fiscal year were essentially unchanged year-on-year at ¥350,458 million (¥347,223 million in the previous fiscal year). Ordinary income rebounded strongly to ¥6,814 million (compared with ordinary loss of ¥2,186 million in the previous fiscal year), reflecting growth in sales of the core businesses of control system equipment and C&C components and progress in cost cutting as a result of structural reforms.

In income categories, net loss was ¥10,291 million (compared with net loss of ¥8,839 million in the previous fiscal year) because the Company recorded an extraordinary loss consisting primarily of additional retirement payments associated with implementation of an early retirement program as part of the structural reform measures, a loss associated with the sale and disposal of idle assets and loss on sale and impairment of investment securities.

Omron inaugurated Grand Design 2010 (GD2010), a long-term management vision, in the previous fiscal year to restore the Company's profitability. In addition, we tackled structural reforms aimed at raising the productivity of the Omron Group, led by a group productivity structural reform committee headed by the representative director and chief executive officer. Specifically, we implemented an early retirement program aimed at adjusting our workforce; consolidated business offices and reallocated the associated businesses and personnel; accelerated the shift of production overseas, primarily in China; and reexamined unprofitable and low-profit businesses. Through these and other measures, we achieved steady progress during the fiscal year toward the originally stated targets of GD2010:

1) Reducing Group fixed and variable expenses by ¥30 billion
2) Increasing the overseas production ratio by 50 percent
3) Exiting unprofitable and low-profit businesses

Finally, we would like to apologize for the great concern caused to our shareholders by Omron's receipt of and compliance with a warning from the Fair Trade Commission for violation of the Anti-Monopoly Law in relation to construction orders from the Tokyo Metropolitan Police Department. Taking this matter seriously, we are committed to conducting our business with even higher ethical standards than before.

2) Outlook and Management Tasks

Looking ahead at the economic environment, the outlook for the U.S. economy is clouded by the continuing unsettled international situation. Consequently, decreases in capital investment and consumer spending are heightening concerns about the future outlook, and the risk of recession remains. These conditions are expected to have a ripple effect on the economies of Europe and Asia. In Japan, deflation is exerting stronger downward pressure on corporate earnings, and difficult employment conditions will cause consumers to remain frugal. A recovery in capital investment is not imminent, and there are concerns that exports, which have been supporting the Japanese economy, may taper off. Stagnation is likely to continue.

In this challenging environment, a significant rebound in sales during the current fiscal year resulting from market recovery cannot be expected for Omron, as its main businesses are control system equipment in fields where manufacturers are curtailing investment and C&C components used in the manufacture of electronic and electrical equipment. Omron will continue working for a recovery in results by placing the highest priority on raising productivity.

This year marks Omron's 70th anniversary, and the Company will inaugurate a new management system. Under the new management system, Omron will continue its efforts to improve Group productivity and create a strong, sustainable profit base for the future in order to carry out the Group Productivity Structural Reforms and ensure the achievement of 10 percent consolidated ROE in the year ending March 2005, a target of GD2010. Among activities commemorating the 70-year anniversary, the Omron Innovation Fair '03 (tentative name) will be held at the Keihanna Innovation Center in autumn 2003 to showcase the new value creation that Omron is striving for.

In addition, the healthcare business and entertainment business will be separated from the Company, with a target date of July 1, 2003, as a management structure reform aimed at maximizing the corporate value of the Omron Group by maximizing the strength of individual businesses under GD2010.

Omron requests its shareholders' continued support and cooperation.

3) Operating Results and Financial Position

(Millions of yen)

Item / Term	63rd term (April 1, 1999 to March 31, 2000)	64th term (April 1, 2000 to March 31, 2001)	65th term (April 1, 2001 to March 31, 2002)	66th term (April 1, 2002 to March 31, 2003)
Net Sales	386,699	429,305	347,223	350,458
Ordinary Income (Loss)	14,201	28,120	(2,186)	6,814
Net Income (Loss)	(9,866)	16,839	(8,839)	(10,291)
Net Income (Loss) per Share (yen)	(38.37)	65.91	(35.59)	(41.61)
Total Assets	428,878	444,200	383,068	378,484
Shareholders' Equity	250,748	252,229	226,210	197,204
Shareholders' Equity per Share (yen)	975.26	1,012.52	911.14	811.99

Notes:
1. Net income (loss) per share is calculated based on the average number of shares outstanding during the term. Shareholders' equity per share is calculated based on the number of shares outstanding at the end of the term.
 Effective from the 65th term, treasury stock is excluded in calculating the average number of shares outstanding during the term and the number of shares outstanding at the end of the term.
 Effective from the 66th term, "Accounting Standards for Net Income per Share" (Corporate Accounting Standards, No.2) and "Application Guidelines for Accounting Standards for Net Income per Share" (Corporate Accounting Standards Application Guidelines, No.4) are applied.
2. In the 63rd term, an additional provision to the reserve for retirement benefits due to an accounting change was recorded as a one-time extraordinary loss, which resulted in a net loss for the term.
3. In the 64th term, supported by a favorable market environment due to an upturn in private capital investment, ordinary income and net income both reached record highs.
4. In the 65th term, the Company posted an ordinary loss despite its efforts to boost results in a difficult operating environment brought on by a decline in private capital investment, sluggish consumer spending and deteriorating corporate earnings.

2. Shares

1. Total number of shares authorized to be issued by the Company: 487,000,000 shares
 Note: There is a stipulation in the Articles of Incorporation to the effect that when the Company retires shares, this amount shall be reduced by the equivalent number of shares.
2. Total number of shares issued: 249,109,236 shares
3. Number of shareholders: 23,574
4. Principal shareholders:

Shareholder	Company's shares held by the shareholder		Shareholder's shares held by the Company	
	Number (thousands of shares)	Percentage (%)	Number (thousands of shares)	Percentage (%)
Japan Trustee Services Bank, Ltd. (trust account)	22,900	9.53	--	--
The Master Trust Bank of Japan, Ltd. (trust account)	17,242	7.17	--	--
The Bank of Tokyo-Mitsubishi, Ltd.	8,874	3.69	--	
Nippon Life Insurance Company	7,692	3.20	--	--
The Bank of Kyoto, Ltd	5,717	2.38	5,192	1.58
Morgan Trust Bank Ltd. (non-taxable account)	5,096	2.12	--	--
Boston Safe Deposit PSDT, Treaty Clients Omnibus	4,118	1.71	--	--
The Chase Manhattan Bank N.A., London S.L.	3,876	1.61	--	--
State Street Bank & Trust Company	3,803	1.58	--	--
The UFJ Trust & Banking Co., Ltd. (Trust Account A)	3,745	1.56	--	--

Notes: 1. The Company does not directly hold shares of The Bank of Tokyo-Mitsubishi Ltd., but does own 80,000 shares (0.13%) of the common stock of Mitsubishi-Tokyo Financial Group, a wholly owned subsidiary of this bank.

2. The Company holds 6,245 thousand shares of treasury stock but is excluded from the principal shareholders listed above.

3. In March 2002, the Company confirmed that according to a report of major shareholdings released by Schroder Investment Management (Japan) Limited, the six companies of this group held 23,035,000 shares of Omron stock as of March 2002, and no report of major shareholdings has been made since then. However, the number of shares held by this group in the register of shareholders as of March 31, 2003 was as follows:

Schroder Investment Management (client general)	1,238,000 shares
Schroder Investment Management (client PRITEL)	700,000 shares
Schroder Investment Management (client POSSFUND)	520,000 shares
Schroder Investment Management (client ISL lending)	80,000 shares
Schroder Investment Management Hong Kong Limited (client account)	26,000 shares
Schroder Investment Management (limited JASDAQ non-treaty clients)	1,000 shares

3. Status of Principal Subsidiaries and Other Principal Business Combinations

(1) Principal subsidiaries

Name	Capital (millions of yen)	Parent ownership (%)	Principal businesses
OMRON Okayama Co., Ltd.	364	100.0	Manufacture of control system equipment
OMRON Kurayoshi Co., Ltd.	300	100.0	Manufacture of control system equipment
OMRON Kumamoto Co., Ltd.	300	100.0	Manufacture of control system equipment
OMRON Matsusaka Co., Ltd.	300	100.0	Manufacture of healthcare equipment
OMRON Iida Co., Ltd.	150	100.0	Manufacture of automotive electronic components
OMRON Field Engineering Co., Ltd.	360	100.0	Design, construction, repair and technical guidance of electrical devices
OMRON Management Center of America, Inc.	(thousands of U.S. dollars) 8,009	100.0	Regional management in the United States and Canada
OMRON Asia Pacific Pte. Ltd.	(thousands of Singapore dollars) 47,888	100.0	Regional management and supervision of control device business in Southeast Asia
OMRON Europe B.V.	(thousands of Euro) 16,882	100.0	Regional management and supervision of control device business in Europe
OMRON (China) Co., Ltd.	(thousands of RMB) 399,375	100.0	Regional management in China

Notes: 1. On October 11, 2002, Omron sold its 65% equity in Omron Alphatec Corporation (now Alphatec Solutions Co., Ltd.)

2. On November 1, 2002, through an exchange of shares, Omron Kurayoshi Co., Ltd., Omron Matsusaka Co., Ltd., Omron Iida Co., Ltd. and Omron Field Engineering Co., Ltd. became wholly owned subsidiaries.

(2) Business combinations

There are 132 consolidated subsidiaries, and 10 affiliated companies accounted for by the equity method.

Consolidated net sales for the fiscal year were ¥535,072 million, a year-on-year increase of 0.2 percent. Consolidated net income was ¥510 million.

The consolidated financial statements of the Company are prepared in accordance with U.S. generally accepted accounting practices.

4. Directors and Corporate Auditors

Title	Name	Assignment
Chairman*	Nobuo Tateisi	
Chief Executive Officer*	Yoshio Tateisi	
Vice President and Director	Norio Hirai	In charge of Corporate Planning Division, Auditing Division
Vice President and Director	Tatsuro Ichihara	In charge of Research and Development Headquarters and Business Development Group
Senior Managing Director	Akio Imaizumi	In charge of Human Resources Management Division, Business Process Innovation Headquarters and Quality and Environment Department
Senior Managing Director	Tadao Tateisi	In charge of Corporate General Affairs Division (excluding Quality and Environment Department) and Greater China Business
Director (Non-executive)	Shozo Hashimoto	President and Representative Director, Nomura Research Institute, Ltd.
Corporate Auditor	Motoki Tamura	
Corporate Auditor	Tsutomu Ozako	
Corporate Auditor	Yoshio Nakano	Certified Public Accountant
Corporate Auditor	Hidero Chimori	Attorney at Law

Notes: 1. Asterisks above indicate representative directors.

2. Among directors, Shozo Hashimoto is an outside director, as stipulated in Article 188-2-7-2 of the Commercial Code.

3. Among auditors, Yoshio Nakano and Hidero Chimori are outside auditors, as stipulated in Article 18-1 of the "Law Concerning Exceptions to the Commercial Code Related to Auditors, etc., of Corporations."

4. Changes in directors during the fiscal year were as follows:

 (1) Newly appointed corporate auditors (June 25, 2002)
 Tsutomu Ozako
 Hidero Chimori

 (2) Retired corporate auditor (June 25, 2002)
 Tomoaki Nishimura

Non-consolidated Balance Sheet

As of March 31, 2003

(Millions of yen)

Item	Amount	Item	Amount
Assets	**378,484**	**Liabilities**	181,280
Current assets:	168,966	Current liabilities:	97,091
Cash and cash equivalents	17,241	Trade notes payable	2,517
Trade notes receivable	6,574	Trade accounts payable	46,546
Trade accounts receivable	72,359	Bank loans	12,000
Finished products	12,600	Current portion of long-term debt	11,400
Materials	4,603	Accounts payable	7,589
Work in process	10,423	Accrued expenses	8,462
Inventories	456	Deferred income taxes	189
Short-term loans	6,539	Advance receipts	2,229
Short-term repurchase loans	14,499	Deposits received	5,322
Accrued agent purchases	11,246	Other current liabilities	833
Deferred tax assets	9,386		
Other current assets	3,170	Long-term liabilities:	84,189
Allowance for doubtful receivables	(137)	Convertible bonds	29,735
		Long-term loans	10,000
Fixed assets:	209,518	Termination and retirement benefits	43,669
Property, plant and equipment:	59,338	Directors' retirement benefits	785
Buildings	21,987		
Structures	1,789		
Machinery and equipment	1,202	**Shareholders' equity**	**197,204**
Vehicles	3		
Tools, furniture and fixtures	1,964	Common stock	64,081
Land	24,172	Capital reserve	88,753
Construction in progress	8,218	Additional paid-in capital	88,753
Intangible fixed assets:	7,293	Retained earnings	66,757
Software	7,293	Legal reserve	6,682
Investments and other assets:	142,886	Dividend reserve	3,400
Investment securities	30,058	Land devaluation reserve	1,485
Investment in common stock of subsidiaries	60,496	Reserve for devaluation of replacement assets	512
Long-term loans	389	Special reserve	55,500
Long-term loans to subsidiaries	6,050	Unappropriated loss at end of term	1,823
Long-term loans to employees	9		
Leasehold deposits	6,651	[Net loss]	[10,291]
Long-term deferred tax assets	30,496	Adjustment due to revaluation of land	(7,847)
Deferred tax assets related to revaluation	5,400	Adjustment due to revaluation of securities, etc.	(1,500)
Other	9,315	Treasury stock	(12,040)
Allowance for doubtful accounts	(5,981)		
Total	378,484	Total	378,484

Note: The amounts above are rounded down to the nearest million yen.

Non-consolidated Statement of Operations

(April 1, 2002 to March 31, 2003)

(Millions of yen)

Item	Amount	
Ordinary Profit and Loss		
Operating revenue, costs and expenses:		
Operating revenue:		
Net sales		350,458
Operating costs and expenses:		
Cost of sales	225,625	
Selling, general and administrative expenses	116,667	
Operating income		8,165
Non-operating income and expenses:		
Non-operating income:		
Interest and dividends received	1,316	
Commissions received	432	
Other	1,772	3,521
Non-operating expenses:		
Interest expenses	664	
Discount expenses	1,454	
Foreign exchange loss	1,229	
Transfer to allowance for doubtful receivables	365	
Other	1,159	4,873
Ordinary income		6,814
Extraordinary Gains and Losses		
Extraordinary gains:		
Gain on sale of fixed assets	155	
Gain on sale of marketable securities	178	
Gain on reversal of allowance for doubtful receivables	295	
Gain on sale of business	1,184	
Other	89	1,902
Extraordinary losses:		
Loss on sale and disposal of fixed assets	4,251	
Loss on sale of marketable securities	1,344	
Loss on sale of stock of subsidiary	2,317	
Loss on valuation of marketable securities	1,325	
Loss on valuation of stock of subsidiaries	2,017	
Personnel expenses associated with an early retirement program	11,569	
Loss due to business reorganization	1,827	
Other	15	24,668
Loss before income taxes:		15,951
Income taxes		140
Adjustment to income taxes		(5,800)
Net loss		10,291
Retained earnings brought forward		11,645
Loss on disposal of treasury stock		2
Drawdown of reserve for adjustment due to revaluation of land		(1,934)
Interim dividends paid		1,240
Unappropriated loss at end of term		1,823

Note: The amounts above are rounded down to the nearest million yen.

Proposed Appropriation of Unappropriated Retained Earnings

(Yen)

Unappropriated loss at end of term:	1,823,186,114
Reversal of reserve for devaluation of replacement assets	125,131,929
Reversal of special reserve	10,000,000,000
Total	8,301,945,815
To be appropriated as follows:	
Dividends (¥5.00 per share)	1,214,320,915
Land devaluation reserve	25,610,000
Reserve for devaluation of replacement assets	6,676,274
Retained earnings carried forward to the next term:	7,055,338,626

Note: Interim dividends totaling ¥1,240,849,585 (¥5.00 per share) were paid on December 10, 2002.

REFERENCE MATERIALS
CONCERNING THE EXERCISE OF VOTING RIGHTS

1. Number of shares held by shareholders who are entitled to exercise voting rights: 240,312

2. Proposals and reference matters:

No. 1: Approval of the proposed appropriation of unappropriated retained earnings for the 66th fiscal year
Considering factors such as results for the term and the outlook for the operating environment and business development, the Company faces extremely difficult operating conditions. It is proposed to appropriate retained earnings as shown on page 10.

The Company proposes to pay a cash dividend of ¥5.00 per share.

As the Company earlier paid an interim cash dividend of ¥5.00 per share, total cash dividends for the year would be ¥10.00.

No. 2: Partial amendment of the Articles of Incorporation
It is proposed to amend the Company's Articles of Incorporation as follows:

1. Reasons for the Amendments
 1) To activate the flow of the Company's stock and expand the investor base, the Board of Directors resolved on May 8, 2003 to change the number of shares in one unit of stock from 1,000 shares to 100 shares, effective August 1, 2003. Accordingly, the amendment will make the necessary changes to reflect this.
 2) The persons responsible for convening and chairing meetings of the Board of Directors will be changed to further strengthen the Board's oversight function.
 3) The necessary changes will be made to accommodate the use of electronic formats for company documents.
 4) With the implementation of the "Law Amending Part of the Commercial Code, etc." (Law No. 44 of 2002) on April 1, 2003, a provision reducing the quorum requirement will be newly established to facilitate the passage of special resolutions defined in Article 343 of the Commercial Code. Also, the necessary changes will be made in accordance with the establishment of a system for lost share certificates.

No. 3: Reacquisition of shares
To enable execution of flexible management that effectively responds to changes in economic conditions, in accordance with the provisions of Article 210 of the Commercial Code, the Company requests approval for the repurchase of up to 5 million shares of its own common stock, limited to a total acquisition cost of 10 billion yen, between the close of this ordinary general meeting of shareholders and the close of the next ordinary general meeting of shareholders.

No. 4: Election of six (6) Directors
The terms of all seven (7) Directors will expire at the end of this general meeting of shareholders.
With the goal of highly transparent management, the Company has introduced an executive officer system that separates management supervision and business execution. To promote faster decision-making, the number of Directors will be reduced by one, from seven to six. Also, to strengthen and enhance corporate governance, in addition to Shozo Hashimoto of Nomura Research Institute, Ltd., Noriyuki Inoue of Daikin Industries, Ltd. will join the management team, increasing the number of outside Directors to two and bolstering the Board's oversight function.

The candidates for the Board of Directors are as follows:

Candidate Number	Name of Candidate (Birthdate)	Career Outline		Shares of the Company Owned
1	Yoshio Tateisi (Nov. 1, 1939)	**April 1963**	Entered the Company	891,000
		May 1973	Assumed the position of Director of the Company	
		June 1975	Assumed the position of Managing Director of the Company	
		June 1983	Assumed the position of Senior Managing Director of the Company	
		June 1987	Assumed the position of Representative Director and President of the Company (to present)	
		June 1999	Assumed the position of Chief Executive Officer of the Company (to present) (Assumed the position of Chairman and Representative Director of Human Renaissance Institute Co., Ltd.)	
2	Hisao Sakuta (Sept. 6, 1944)	**April 1968**	Entered the Company	12,000
		Sept. 1992	General Manager of Planning Division, Industrial Business Group	
		June 1995	Assumed the position of Director of the Company	
		June 1999	Retired from the position of Director of the Company Assumed the position of Managing Officer of the Company	
		June 2001	Assumed the position of Senior Managing Officer and President of Electronic Components Business Company (to present)	
3	Tatsuro Ichihara (July 8, 1943)	**April 1967**	Entered the Company	11,050
		Mar. 1988	Assumed the position of Senior General Manager, Research and Development Headquarters of the Company	
		June 1989	Assumed the position of Director of the Company	
		June 1997	Assumed the position of Managing Director of the Company	
		July 1997	Senior General Manager, Research and Development Headquarters	
		June 1999	Assumed the position of Director and Executive Vice President of the Company	
		June 2001	Assumed the position of Vice President and Director of the Company (to present)	
		June 2002	Retired from the position of Executive Vice President of the Company	

4	Tadao Tateisi (Mar. 5, 1944)	**June 1966** Entered the Company **Mar. 1986** General Manager of Counter and Timer Division, Control Components Headquarters **Sept. 1989** Deputy General Manager of Control Components Headquarters **June 1991** Assumed the position of Director of the Company **June 1995** Assumed the position of Managing Director of the Company **Sept. 1995** Senior General Manager of Social Systems Business Group **April 1999** President of Social Systems Business Company **June 1999** Retired from the position of Director of the Company Assumed the position of Senior Managing Officer of the Company **June 2001** Assumed the position of Senior Managing Director of the Company (to present)	923,000
5	Shozo Hashimoto (Jan. 18, 1940)	**April 1962** Entered Nomura Securities Co., Ltd. **Nov. 1984** Manager of Nomura Securities Co., Ltd. Kyoto Branch **Dec. 1985** Assumed the position of Director of Nomura Securities Co., Ltd. **Dec. 1987** Assumed the position of Managing Director of Nomura Securities Co., Ltd. **Dec. 1988** Assumed the position of Senior Managing Director of Nomura Securities Co., Ltd. **June 1990** Assumed the position of Vice President and Director of Nomura Securities Co., Ltd. **June 1994** Assumed the position of President and Representative Director of Nomura Research Institute, Ltd. **June 2001** Assumed the position of Director of the Company (to present) **April 2002** Assumed the position of Chairman and Director of Nomura Research Institute, Ltd. (to present)	3,000
6	Noriyuki Inoue* (Mar. 17, 1935)	**Mar. 1957** Entered Daikin Industries, Ltd. **Feb. 1979** Assumed the position of Director of Daikin Industries, Ltd. **Feb. 1985** Assumed the position of Managing Director of Daikin Industries, Ltd. **June 1989** Assumed the position of Senior Managing Director of Daikin Industries, Ltd. **June 1994** Assumed the position of President and Representative Director of Daikin Industries, Ltd. **May 1995** Assumed the position of Chairman, President and Representative Director of Daikin Industries, Ltd. **June 1996** Assumed the position of Representative Director and CEO of Daikin Industries, Ltd. **June 2002** Assumed the position of Chairman, Representative Director and CEO of Daikin Industries, Ltd. (to present)	3,000

Notes:
1. Asterisks indicate new candidates for Director.
2. Among candidates for Director, Shozo Hashimoto and Noriyuki Inoue meet the conditions of outside (non-executive) directors, as stipulated in Article 18, Paragraph 2-7-2 of the Commercial Code.

Special Interests in the Company

1. Yoshio Tateisi, a candidate for Director, is employed as president of the Foundation of Kansai Science Research Institute, to which the Company donates funds.
2. Yoshio Tateisi, a candidate for Director, is employed as president and representative director of Keihanna Interaction Plaza Inc., with which the Company has concluded a leasing agreement for research facilities.
3. Noriyuki Inoue, a candidate for Director, is employed as president and representative director of Daikin Industries, Ltd., with which the Company conducts transactions including sales of products.
4. No other candidate for Director has any special interest in the Company.

No. 5: Election of one (1) Corporate Auditor

As the term of office of Corporate Auditor Motoki Tamura expires at the end of this general meeting of shareholders, it is proposed that one (1) corporate auditor be elected at this general meeting.

The consent of the Board of Corporate Auditors has been obtained for this proposal.

The candidate for Corporate Auditor is as follows:

Name of Candidate (Birthdate)	Career Outline		Shares of the Company Owned
Yoshisaburo Mogi (Jan. 27, 1948)	**Feb. 1973**	Entered The Mitsubishi Bank, Ltd. (now The Bank of Tokyo-Mitsubishi, Ltd.)	0
	May 2000	Manager of The Mitsubishi Bank, Ltd. London Branch	
	June 2002	Retired from The Bank of Tokyo Mitsubishi, Ltd.	
	June 2002	Assumed the position of Managing Director of Mitsubishi Tokyo Wealth Management Securities (to present)	

Notes: 1. The candidate, Yoshisaburo Mogi, is a candidate for the position of Outside Director, as stipulated in Article 18-1 of the "Law Concerning Exceptions to the Commercial Code Related to Auditors, etc., of Corporations."

2. Neither the candidate for Corporate Auditor nor the Company has any special interests in the other party.

No. 6: Approval of retirement allowances for retiring Directors and Corporate Auditor
It is proposed to present retirement allowances to Nobuo Tateisi, Norio Hirai and Akio Imaizumi, who will retire from their office as Directors due to the expiration of their terms of office, and to Motoki Tamura, who will retire from his position as Corporate Auditor due to the expiration of his term of office at the end of this general meeting of shareholders, to compensate them for their dedicated service during their terms of office within an appropriate amount according to the Company's regulations.

It is further proposed that the exact amount of the allowances, and the exact timing and method of their payment, be decided through consultation among the Board of Directors with respect to the retiring Directors and the Corporate Auditors with respect to the retiring Corporate Auditors.

The outline of the careers of retiring Directors and Corporate Auditor is as follows:

Name	Career Outline	
Nobuo Tateisi	**Jan. 1965**	Assumed the position of Director of the Company
	June 1976	Assumed the position of Managing Director of the Company
	June 1978	Assumed the position of Senior Managing Director of the Company
	June 1985	Assumed the position of Vice President and Representative Director of the Company
	June 1987	Assumed the position of Vice Chairman and Representative Director of the Company
	Dec. 1995	Assumed the position of Chairman and Representative Director of the Company (to present)
Norio Hirai	**June 1989**	Assumed the position of Director of the Company
	June 1991	Assumed the position of Managing Director of the Company
	June 1995	Assumed the position of Senior Managing Director of the Company
	June 1997	Assumed the position of Representative Director and Senior Managing Director of the Company
	June 1999	Assumed the position of Director and Executive Vice President of the Company
	June 2001	Resigned from the position of Executive Vice President; assumed the position of Vice President and Director of the Company (to present)
Akio Imaizumi	**June 1991**	Assumed the position of Director of the Company
	June 1997	Assumed the position of Managing Director of the Company
	June 1999	Assumed the position of Director and Managing Officer of the Company
	June 2001	Resigned from the position of Managing Officer; assumed the position of Senior Managing Director of the Company (to present)
Motoki Tamura	**June 1997**	Standing Corporate Auditor of the Company (to present)

No. 7: Issuance of common stock acquisition rights as stock options

It is proposed to issue common stock acquisition rights without consideration, for the purpose of granting stock options, pursuant to Article 280-20 and Article 280-21 of the Commercial Code, to Directors and Managing Officers of the Company, as summarized below.

1. Reason for issuance of common stock acquisition rights at advantageous terms to persons other than shareholders
 The Company will issue stock acquisition rights to its directors and managing officers without consideration, under the terms listed below, for the purpose of giving them greater incentive to carry out their duties in order to improve the results and maximize the international competitiveness of the Company, thus contributing to raising the market value of its shareholders' stock.

2. Persons who will receive allocations of common stock acquisition rights
 Directors and managing officers of the Company, excluding non-executive directors.

3. Terms of issue of common stock acquisition rights
 (1) Class and Number of Shares to be Issued or Transferred for Common Stock Acquisition Rights
 A maximum of two hundred and ten thousand (210,000) shares of common stock of the Company. Provided, that if the Company splits or consolidates its common stock, the number of shares to be issued or transferred upon exercise of the rights shall be adjusted according to the following formula. However, such adjustment shall be made only to those rights that remain unexercised at the relevant time. Any fractions less than one (1) share arising as a result of such adjustment shall be rounded down to the nearest whole number.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

 (2) Total Number of Rights to Be Issued
 A maximum of two hundred and ten (210)
 (The number of shares to be issued or transferred upon exercise of each right shall be 1,000*; provided, however, that any adjustments to the number of shares as set forth in (1) above shall be carried out as set forth in that section.)
 (3) Issue Price of Rights
 No consideration shall be paid.
 (4) Amount to Be Paid in for Exercise of Rights
 The amount paid in per right shall be the number of shares per right set forth in (2) above, multiplied by the amount paid in per share as defined below.

 The exercise price shall be 1.05 times the average of closing prices of the common stock of the Company in regular trading on the Osaka Securities Exchange for each day (excluding days on which there is no such closing price) of the full calendar month prior to the issuance of the rights. Any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest whole number.

 However, if such calculated price is lower than the closing price on the day before issuance of the rights (if there is no closing price on such date, then the closing price on the immediately preceding trading day), the exercise price shall be the closing price on the day of issuance of the rights.

 If, after the issuance of the rights, the Company splits or merges its common stock, the exercise price per share shall be adjusted according to the following formula, and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest whole number.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{1}{\text{Ratio of Split or Consolidation}}$$

 In addition, if the issue price of the new stock is less than the market price, or if there is a disposal of treasury stock (except in the case of exercise of rights, conversion of convertible bonds issued under the Commercial Code of Japan before its revision, or exercise of the right to request transfer of authorized stock), the exercise price per share shall be adjusted according to the following formula, and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest whole number.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Previous number of shares issued} + \dfrac{\text{New number of shares issued} \times \text{Exercise price per share}}{\text{Price before new issuance}}}{\text{Previous number of shares issued} + \text{Increase in number of shares due to new issuance}}$$

"Previous number of shares issued" in the above calculation is derived by subtracting the number of shares of treasury stock of the Company held by the Company from the total number of shares issued by the Company. If there is a disposal of treasury stock, "issuance of new shares" shall be changed to "disposal of treasury stock," and "exercise price per share" to "disposal price per share."

(5) Period in which Rights May Be Exercised
July 1, 2005 - June 30, 2008

(6) Conditions for Exercising Rights

(1) Persons who have received allocations of common stock acquisition rights must hold the position of director or managing officer at the time of exercise. However, this limitation shall not apply in the case of directors and managing officers of the Company who shall have retired following the completion of their term of office, or shall have reached the mandatory retirement age, or other such appropriate reason.

(2) Common stock acquisition rights may not be assigned, pledged, or otherwise disposed of or inherited.

(3) Other conditions shall be as set forth in the "Agreement on Allocation of Common Stock Acquisition Rights" between the Company and the directors and managing officers who are party thereto, based on this resolution of the general meeting of shareholders and the board of directors.

(7) Cancellation of Rights
In the event that a person who has received an allocation of common stock acquisition rights does not conform to the conditions for exercise of such rights as set forth in section (6) above, such rights may be cancelled. In such an event, the relevant rights shall be cancelled without any consideration.

* May be 100 shares if the stock trading unit is reduced.

END

(Attachment)

3. Consolidated Financial Statements

Consolidated Statements of Operations

(Millions of yen)

	Year ended March 31, 2003		Year ended March 31, 2002		Increase (decrease)
Net sales	535,073	100.0%	533,964	100.0%	1,109
Cost of sales	327,413	61.2	353,429	66.2	(26,016)
Gross profit	207,660	38.8	180,535	33.8	27,125
Selling, general and administrative expenses	135,112	25.3	134,907	25.3	205
Research and development	40,235	7.5	41,407	7.7	(1,172)
Operating income	32,313	6.0	4,221	0.8	28,092
Interest expenses, net	348	0.1	223	0.0	125
Foreign exchange loss, net	575	0.1	1,506	0.3	(931)
Other expenses, net	26,658	4.9	27,865	5.3	(1,207)
Income (loss) before income taxes and minority interests and cumulative effect of accounting change	4,732	0.9	(25,373)	(4.8)	30,105
Income taxes:	3,936	0.7	(9,348)	(1.8)	13,284
Current	7,851		6,783		1,068
Deferred	(3,915)		(16,131)		12,216
Minority interests	285	0.1	132	0.0	153
Income (loss) before cumulative effect of accounting change	511	0.1	(16,157)	(3.0)	16,668
Cumulative effect of accounting change (after consideration of tax effect)	—	—	384	0.0	(384)
Net income (loss)	511	0.1	(15,773)	(3.0)	16,284

(Attachment)

Consolidated Balance Sheets

(Millions of yen)

	As of March 31, 2003		As of March 31, 2002		Increase (decrease)
ASSETS					
Current Assets:	295,113	52.0%	277,498	50.5%	17,615
Cash and cash equivalents	79,919		70,779		9,140
Notes and accounts receivable - trade	113,595		114,906		(1,311)
Allowance for doubtful receivables	(3,484)		(2,755)		(729)
Inventories	75,466		74,617		829
Deferred income taxes	20,139		13,001		7,138
Other current assets	9,498		6,950		2,548
Property, Plant and Equipment:	149,045	26.3	152,294	27.7	(3,249)
Land	46,094		46,979		(885)
Buildings	99,455		108,547		(9,092)
Machinery and equipment	137,710		133,672		4,038
Construction in progress	11,313		8,642		2,671
Accumulated depreciation	(145,527)		(145,546)		19
Investments and Other Assets:	123,241	21.7	119,574	21.8	3,667
Investments in and advances to associates	1,187		785		402
Investment securities	30,861		43,431		(12,570)
Leasehold deposits	9,173		10,653		(1,480)
Deferred income taxes	64,305		43,901		20,404
Other	17,715		20,804		(3,089)
Total Assets	567,399	100.0%	549,366	100.0%	18,033

(Attachment)

(Millions of yen)

	As of March 31, 2003		As of March 31, 2002		Increase (decrease)
LIABILITIES					
Current Liabilities:	151,577	26.7%	129,445	23.6%	22,132
Bank loans	18,948		14,723		4,225
Notes and accounts payable - trade	67,773		60,000		7,773
Accrued expenses	24,394		22,748		1,646
Income taxes payable	4,095		3,832		263
Deferred income taxes	643		315		328
Other current liabilities	23,727		26,635		(2,908)
Current portion of long-term debt	11,997		1,192		10,805
Long-Term Debt	40,315	7.1	42,796	7.8	(2,481)
Deferred Income Taxes	643	0.1	436	0.1	207
Termination and Retirement Benefits	120,730	21.3	75,367	13.7	45,363
Other Long-Term Liabilities	52	0.1	291	0.0	(239)
Minority Interests in Subsidiaries	2,472	0.4	2,797	0.5	(325)
Total Liabilities	315,789	55.7	251,132	45.7	64,657
SHAREHOLDERS' EQUITY					
Common stock	64,082	11.3	64,082	11.7	—
Additional paid-in capital	98,705	17.4	98,705	18.0	—
Legal reserve	7,619	1.3	7,660	1.4	(41)
Retained earnings	153,134	27.0	155,069	28.2	(1,935)
Accumulated other comprehensive loss	(59,909)	(10.6)	(25,363)	(4.6)	(34,546)
Foreign currency translation adjustments	(9,407)		(7,402)		(2,005)
Minimum pension liability adjustments	(48,708)		(21,224)		(27,484)
Net unrealized gain (loss) on securities	(1,716)		3,331		(5,047)
Net unrealized loss on derivatives	(78)		(68)		(10)
Treasury stock	(12,021)	(2.1)	(1,919)	(0.4)	(10,102)
Total Shareholders' Equity	251,610	44.3	298,234	54.3	(46,624)
Total Liabilities and Shareholders' Equity	567,399	100.0%	549,366	100.0%	18,033

(Attachment)

Consolidated Statements of Shareholders' Equity

(Millions of yen)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, March 31, 2001	64,082	98,705	7,652	174,077	(17,346)	(1,212)
Loss before cumulative effect of accounting change				(16,157)		
Cumulative effect of accounting change				384	(412)	
Cash dividends				(3,227)		
Transfer to legal reserve			8	(8)		
Foreign currency translation adjustments					6,310	
Minimum pension liability adjustments					(13,973)	
Unrealized loss on available-for-sale securities					(286)	
Unrealized gain on derivatives					344	
Acquisition of treasury stock						(725)
Exercise of stock options						18
Balance, March 31, 2002	64,082	98,705	7,660	155,069	(25,363)	(1,919)
Net income				511		
Cash dividends				(2,455)		
Drawdown on legal reserve			(41)	41		
Foreign currency translation adjustments					(2,005)	
Minimum pension liability adjustments					(27,484)	
Unrealized loss on securities					(5,047)	
Unrealized loss on derivatives					(10)	
Acquisition of treasury stock						(10,218)
Disposal of treasury stock				(32)		116
Balance, March 31, 2003	64,082	98,705	7,619	153,134	(59,909)	(12,021)

(Attachment)

Consolidated Statements of Cash Flows

(Millions of yen)

	Year ended March 31, 2003	Year ended March 31, 2002	Increase (decrease)
Operating Activities:			
Net income (loss)	511	(15,773)	16,284
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	29,676	33,569	
Net loss on sales and disposals of property, plant and equipment	11	1,314	
Loss on impairment of property, plant and equipment	4,231	6,815	
Net loss (gain) on sales of short-term investments and investment securities	1,221	(1,008)	
Loss on impairment of investment securities and other assets	2,269	17,199	
Bad debt expenses	465	520	
Termination and retirement benefits	(1,087)	2,616	
Deferred income taxes	(3,915)	(16,131)	
Minority interests	285	132	
Net gain on sale of business	(1,550)	—	
Cumulative effect of accounting change	—	(384)	
Changes in assets and liabilities:			
Notes and accounts receivable - trade, net	1,363	19,402	
Inventories	(1,918)	17,403	
Other assets	214	2,279	
Notes and accounts payable - trade	9,770	(22,291)	
Income taxes payable	232	(10,992)	
Accrued expenses and other	130	(1,082)	
Other, net	(54)	99	
Total adjustments	41,343	49,460	(8,117)
Net cash provided by operating activities	41,854	33,687	8,167
Investing Activities:			
Proceeds from sales or maturities of short-term investments and investment securities	1,388	3,111	(1,723)
Purchase of short-term investments and investment securities	(739)	(6,181)	5,422
Capital expenditures	(34,454)	(38,896)	4,442
Decrease in leasehold deposits	592	506	86
Proceeds from sales of property, plant and equipment	1,641	1,450	191
Acquisition of minority interests	(101)	(111)	10
Proceeds from sale of business	1,450	—	1,450
Payment for acquisition of business	(410)	—	(410)
Net cash used in investing activities	(30,633)	(40,121)	9,488
Financing Activities:			
Net borrowings of short-term bank loans	2,909	5,786	(2,877)
Proceeds from issuance of long-term debt	10,358	13,102	(2,744)
Repayments of long-term debt	(1,960)	(26,970)	25,010
Dividends paid by parent company	(2,855)	(3,230)	375
Dividends paid to minority interests	(230)	(37)	(193)
Treasury stock	(10,218)	(725)	(9,493)
Exercise of stock options	—	18	(18)
Net cash used in financing activities	(1,996)	(12,056)	10,060
Effect of exchange rate changes on cash and cash equivalents	(85)	3,648	(3,733)
Net increase (decrease) in cash and cash equivalents	9,140	(14,842)	23,982

Cash and cash equivalents at beginning of the year	70,779	85,621	(14,842)
Cash and cash equivalents at end of the year	79,919	70,779	9,140
Notes to cash flows from operating activities:			
Interest paid	1,431	1,264	167
Taxes paid	7,588	17,748	(10,160)
Notes to investing and financing activities not involving cash flow:			
Debt related to capital expenditures	1,320	1,516	(196)
Fair value of equity in minority interests acquired through distribution of treasury stock	84	—	84

(Attachment)

Preparation of the Consolidated Financial Statements

1. Scope of Consolidation and Application of the Equity Method

① Number of consolidated subsidiaries and companies accounted for by the equity method

	Year ended March 31, 2003	Year ended March 31, 2002	Increase (decrease)
Consolidated subsidiaries	132	133	(1)
Unconsolidated subsidiaries accounted for by the equity method	—	—	—
Affiliates accounted for by the equity method	10	13	(3)
Total	142	146	(4)

② Names of principal subsidiaries and affiliates

Consolidated subsidiaries: OMRON Kumamoto CO., LTD., OMRON Europe B.V.

Affiliates accounted for by the equity method: Ryudensha Co., Ltd.

③ Changes in scope of consolidation and application of the equity method:

Consolidated subsidiaries

(New) 9 companies (FA Techno Corporation and eight others)

(Eliminated) 10 companies

Affiliates accounted for by the equity method:

(New) 2 companies

(Eliminated) 5 companies

2. Comprehensive Income

Comprehensive income (loss) in addition to other comprehensive income (loss) in net income is as follows.

Year ended March 31, 2003: (¥34,035 million)

Year ended March 31, 2002: (¥23,790 million)

Other comprehensive income (loss) includes changes in foreign currency translation adjustments, minimum pension liability adjustments, unrealized gain on available-for-sale securities and unrealized loss on derivatives.

3. Major Components of Other Expenses, Net

The major components of "Other expenses (income), net" are as follows:

		(Millions of yen)
Year ended March 31, 2003	Personnel expenses in connection with an early retirement program	¥18,968
	Loss on impairment of investment securities and other assets	2,269
	Loss on impairment of property, plant and equipment	4,231
Year ended March 31, 2002	Loss on impairment of investment securities and other assets	¥17,199
	Loss on impairment of property, plant and equipment	6,815

03 JUL 17 AM 7:21

NOTICE OF RESOLUTIONS ADOPTED AT THE 66TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

June 25, 2003

Hisao Sakuta
Chief Executive Officer and Representative Director

OMRON CORPORATION
Shiokoji Horikawa, Shimogyo-ku,
Kyoto, Japan

Dear Shareholders:

Notice is hereby given that at the 66th Ordinary General Meeting of Shareholders held today, the following were reported and resolved as detailed below.

Reports Report on the Business Report, Balance Sheet and Statement of Income for the 66th fiscal year (April 1, 2002 to March 31, 2003)
Matters concerning the contents of the financial statements above were reported.
(Please refer to the enclosed Omron Group Report for the 66th Fiscal Year, which contains business results and other content on a consolidated basis. This has already been sent, together with the Notice of Convocation for the 66th Ordinary General Meeting of Shareholders, to those shareholders who own at least one unit of Omron stock.)

Resolutions

No. 1 Approval of the proposed appropriation of unappropriated retained earnings for the 66th fiscal year
This item was approved and resolved as originally proposed. (The dividend was approved at 5 yen per share.)

No. 2 Partial amendment of the Articles of Incorporation
The amendment was approved and resolved as originally proposed.
The purpose and reason of the amendments are as follows.

1) To activate the flow of the Company's stock and expand the investor base, the Board of Directors resolved on May 8, 2003 to change the number of shares in one unit of stock from 1,000 shares to 100 shares, effective August 1, 2003. Accordingly, the amendment will make the necessary changes to reflect this.
2) The persons responsible for convening and chairing meetings of the Board of Directors will be changed to further strengthen the Board's oversight function.
3) The necessary changes will be made to accommodate the use of electronic formats for company documents.
4) With the implementation of the "Law Amending Part of the Commercial Code, etc." (Law No. 44 of 2002) on April 1, 2003, a provision reducing the quorum requirement will be newly established to facilitate the passage of special resolutions defined in Article 343 of the Commercial Code. Also, the necessary changes will be made in accordance with the establishment of a

system for lost share certificates.

No. 3 Reacquisition of shares

The repurchase of up to 5 million shares of the Company's own common stock, limited to a total acquisition cost of 10 billion yen, between the close of this ordinary general meeting of shareholders and the close of the next ordinary general meeting of shareholders, in accordance with the provisions of Article 210 of the Commercial Code, was approved and resolved as originally proposed.

No. 4 Election of six (6) Directors

As originally proposed, Messrs. Yoshio Tateisi, Tatsuro Ichihara, Tadao Tateisi and Shozo Hashimoto were re-elected as Directors, and Messrs. Hisao Sakuta and Noriyuki Inoue were newly elected as Directors, and assumed their offices.

No. 5 Election of one (1) Corporate Auditor

As originally proposed, Mr. Yoshisaburo Mogi was elected as Corporate Auditor and assumed his office.

No. 6 Approval of retirement allowances for retiring Directors and a retiring Corporate Auditor

It was approved and resolved as originally proposed that retirement allowances shall be presented to retiring Directors Nobuo Tateisi, Norio Hirai and Akio Imaizumi, and to retiring Corporate Auditor Motoki Tamura, to compensate them for their dedicated service during their terms of office within an appropriate amount according to the Company's regulations, and that the exact amount of the allowances and the exact timing and method of their payment shall be determined by the Board of Directors with regard to the retiring Directors, and through consultation among the Corporate Auditors with regard to the retiring Corporate Auditor.

No. 7 Issuance of common stock acquisition rights as stock options

It was approved and resolved as originally proposed that common stock acquisition rights shall be issued without consideration, pursuant to Article 280-20 and Article 280-21 of the Commercial Code, to Directors and Managing Officers of the Company, for the purpose of giving them greater incentive to carry out their duties in order to improve the results and maximize the international competitiveness of the Company, thus contributing to raising the market value of its shareholders' stock.

At the Board of Directors meeting held directly after the Ordinary General Meeting of Shareholders, the following Representative Directors and Executive Directors were elected and assumed their offices.

Representative Director and Chairman	Yoshio Tateisi
Representative Director and Chief Executive Officer	Hisao Sakuta
Director and Vice President	Tatsuro Ichihara
Senior Managing Director	Tadao Tateisi
Director	Shozo Hashimoto

Director	Noriyuki Inoue

In addition, by a mutual vote of Auditors directly after the Ordinary General Meeting of Shareholders, the following Corporate Auditors were elected and assumed their offices.

Standing Corporate Auditor	Tsutomu Ozako
Standing Corporate Auditor	Yoshisaburo Mogi

Exhibit III.3

第65期 オムロングループ報告書

平成13年4月1日から平成14年3月31日まで

03 JUL 17 AM 7:21

OMRON

Sensing tomorrow™





株主のみなさまへ

第65期オムロングループ報告書をお手許にお届けするにあたり、ご挨拶申し上げます。

当期の内外経済状況を概観しますと、前期まで拡大を続け世界経済を牽引してきた米国では情報技術(IT)関連産業での落ち込みにより景気が大きな減速傾向を示し、さらに9月11日の同時多発テロはその景気回復を遅らせることになりました。その影響を受け、アジア経済さらに欧州経済も低迷が続きました。一方わが国経済は、個人消費の伸び悩みや輸出、生産活動の減速により、企業収益が急速に悪化したことから設備投資が大幅に減少するとともに、雇用情勢もさらに厳しさを増し経済全般で厳しい後退局面が続きました。

当社も関連市場における落ち込み等の影響を大きく受け、売上、利益ともに減少いたしました。

業績結果ー　売上、利益ともに減少

当期の売上高は5,339億64百万円(前期比10%減)となりました。利益につきましては、売上高の減少が大きく影響し営業利益は黒字を確保したものの42億21百万円(前期比91%減)まで落ち込み、さらに、事業構造の見直しに伴う不稼動資産の圧縮や株式市場の低迷による保有株式の評価損といった特別費用の計上により、税引前純利益は253億73百万円の損失、当期純利益については、157億73百万円の損失となりました。

このような売上、利益の減少は、当社関連市場における半導体・IT関連産業の設備投資抑制ならびに電機・電子関連産業の業績落ち込みの影響で、当社の主力製品である制御システム機器と民生用電子部品の需要が大きく後退したことがあげられます。また国内金融機関や電鉄会社の投資抑制は電子決済システムや駅務システムの売上に大きな影響を与えました。

来期以降の収益力回復を図るー

来期以降の収益力の回復を図るため、第65期より長期経営構想(グランドデザイン(GD)2010)をスタートし、そのなかで推進する事業構造改革を加速するとともに、私が委員長となり『グループ生産性構造改革委員会21(VIC21＝Value-added Innovation Committee)』を執行会議内に設置し、オムロングループ全体の生産性構造改革に取り組んでおります。具体的には、拠点統廃合とそれに伴う事業・人員の再配置、中国を中心とした海外生産移管の加速、低採算・不採算事業の一掃など、当期において施策の策定作業をほぼ終えました。また、短期的には緊急対策

として、平成14年1月より取締役・執行役員報酬の削減を実施しています。

今後も厳しい事業環境が続くと予想されるもとで、当社としては主力事業であるインダストリアルオートメーションビジネスカンパニー、エレクトロニクスコンポーネンツビジネスカンパニーを中心とした将来への成長戦略投資を実行する一方で、VIC21の施策を実行し、構造改革を加速、断行していきます。

このVIC21は「事業構造改革」、「生産構造改革」、「購買プロセス改革」、「マネジメント生産性改革」、「本社構造改革」、「資産構造改革」の6つの構造改革で構成しています。平成14年度はまさに、構造改革の正念場の年となります。不退転の決意をもって一つひとつやり遂げ、グループ全体での業績を急回復させるとともに、将来に向けた持続的な収益基盤を創り上げ、GD2010で目指す「企業価値の長期的最大化」へつなげていく所存です。

ひきつづき、株主のみなさまの一層のご支援とご協力を心よりお願い申し上げます。

なお、以前よりお届けしておりました『事業報告書』を改め、今回よりオムロングループ連結の数値を掲載した『オムロングループ報告書』としてお届けいたします。みなさまにご理解いただきたく、よろしくお願い申し上げます。

平成14年6月
立石　義雄



代表取締役社長
立石義雄

連結営業成績および財産の状況の推移

営業成績および財産の状況の推移



売上高
600,000
550,000
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
555,280
555,358
594,259
533,964
(単位:百万円)
第62期
第63期
第64期
第65期



税引前純利益・当期純利益
税引前純利益
当期純利益
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
8,249
2,174
21,036
11,561
40,037
22,297
△15,773
△25,373
(単位:百万円)
第62期
第63期
第64期
第65期



基本的1株当たり当期純利益
(期中平均株式数に基づき算出)
90
80
70
60
50
40
30
20
10
0
8.34
45.01
87.43
△63.50
(単位:円.銭)
第62期
第63期
第64期
第65期



総資産・株主資本
総資産
株主資本
600,000
550,000
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
580,586
321,258
579,489
336,062
593,144
325,958
549,366
298,234
(単位:百万円)
第62期
第63期
第64期
第65期

(注)記載金額は百万円未満を四捨五入しております。

ROEの推移・主要な事業内容

連結株主資本当期純利益率(ROE)の推移



%
7
6
5
4
3
2
1
0
-1
-2
-3
-4
-5
-6
-7
5.5%
0.7%
3.5%
6.7%
△5.1%
第61期
第62期
第63期
第64期
第65期

(注)株主資本は期中平均

主要な事業内容

インダストリアルオートメーションビジネスカンパニー (IAB)	コントローラ関連機器、モーションコントロール機器、センサ、アドバンスドセンサ、スイッチ、リレー、その他制御用機器、各種検査装置
エレクトロニクスコンポーネンツビジネスカンパニー (ECB)	スイッチ、リレー、車載電装部品、アミューズメント機器用部品・ユニット、コネクタ、業務民生用センサ、マイクロレンズアレイ、複写機・プリンタ向け付属機器
ソーシアルシステムズビジネスカンパニー (SSB)	電子決済システム、駅務システム、交通管理・道路管理システム、警備保障関連機器、コンテンツデリバリー端末
ヘルスケアビジネスカンパニー (HCB)	健康機器(電子血圧計、電子体温計他)、医用機器、健康サービス
	クリエーティブサービスビジネスカンパニー:アウトソーシングサービス **事業開発本部**:パソコン周辺機器、カードリーダ、入退出管理システム、RFタグ、プリントシール機、音声自動応答システム

部門別売上高・部門別営業利益

部門別売上高

	第64期	第65期
I A B	227,691	186,984
E C B	129,444	128,193
S S B	141,928	124,627
H C B	39,327	40,617
その他	55,869	53,543
計	594,259	533,964



第64期
第65期
250,000
200,000
150,000
100,000
50,000
0
227,691
186,984
129,444
128,193
141,928
124,627
39,327
40,617
55,869
53,543
（単位:百万円）
IAB
ECB
SSB
HCB
その他

（注）一部の製品または地域について、販売ルートの見直しを実施したため、第64期は新区分に組み替えて記載しております。

部門別営業利益

	第64期	第65期
I A B	32,517	12,114
E C B	18,115	7,944
S S B	6,390	△ 3,031
H C B	560	1,625
その他	△ 637	2,588
消去又は全社	△ 12,596	△ 17,019
計	44,349	4,221



第64期
第65期
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
32,517
12,114
18,115
7,944
6,390
△3,031
560
1,625
△637
2,588
（単位:百万円）
IAB
ECB
SSB
HCB
その他

地域別売上高・地域別営業利益

地域別売上高

	第64期	第65期
国内	423,825	357,868
北米	64,373	65,559
欧州	61,038	65,305
アジア他	45,023	45,232
計	594,259	533,964



第64期
第65期
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
423,825
357,868
64,373
65,559
61,038
65,305
45,023
45,232
(単位:百万円)
国内
北米
欧州
アジア他

地域別営業利益

	第64期	第65期
国内	48,097	15,978
北米	3,731	2,979
欧州	3,904	1,915
アジア他	4,515	1,432
消去又は全社	△ 15,898	△ 18,083
計	44,349	4,221



第64期
第65期
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
48,097
15,978
3,731
2,979
3,904
1,915
4,515
1,432
(単位:百万円)
国内
北米
欧州
アジア他

事業の概況

部門別の概況

インダストリアルオートメーションビジネスカンパニー

当部門は、半導体・IT関連はじめ民間設備投資の抑制が急速に進展するなか、下期後半からようやく底入れ感が出てきましたが、依然として各企業の設備投資に対する姿勢は慎重で、年度を通じて厳しい状況が続きました。そのなかで、新市場拡大に向けての新商品の投入や営業力強化施策に取り組んだものの、部門合計の売上高は、1,869億84百万円（前期比18%減）となりました。

市場別には、国内は、製造現場の"安全"、"情報化"、"環境"といったニーズに対応した商品の投入、ソリューションの提供に注力してきましたが、主力業界である半導体関連設備投資の抑制をはじめ民間設備投資が冷え込むなか、特に電気機械受注の急速な減少に引きずられ、大きく落ち込みました。

海外市場では、北米はIT・半導体不況による設備投資および在庫の調整が続き売上は低迷しました。アジアは、米国向け輸出の低迷、IT関連産業の景気悪化が設備投資全体に大きく影響し大幅な落ち込みとなりました。欧州市場は、上期は世界的な景気減速により輸出・設備投資が低調でしたが、下期には景気は下げ止まり、ユーロの対ドル安の影響もあり比較的堅調に推移しました。中国市場は、直接販売など営業力強化や事業インフラの整備を進めた効果により堅調に推移しました。

エレクトロニクスコンポーネンツビジネスカンパニー

当部門は、米国景気の調整による影響が大きく、またIT関連を中心に在庫調整もあり部門合計の売上高は、1,281億93百万円（前期比1%減）となりました。

国内では、IT関連投資や設備投資の低迷により、半導体、業務民生用機器などが大きく減少する一方、アミューズメント機器および車載電装機器は堅調に推移しました。

海外では、北米においては景気減速のなかでの同時多発テロの影響が大きく、産業、家電、通信業界向け売上高が大きく減少しました。一方、車載電装機器については、テロ以降の大きな減少を予想しておりましたが、ゼロ金利政策などが奏功し、大きな減少もなく比較的堅調に推移しました。欧州においては北米と同様の環境で、特に通信機器向けが非常に厳しい状況となりました。アジアにおいては、米国の景気低迷の余波を受け、家電をはじめとして厳しい状況となりました。韓国においては車載電装機器が好調に推移しました。中国においては家電を中心に比較的堅調ではありますが、中国メーカーとの競合による価格競争の激化、通信事業の減少により、売上高は低調となりました。

ソーシアルシステムズビジネスカンパニー

当部門は、海外向け売上が回復基調となったものの、国内の景気低迷に加え、前期の大型需要の反動などにより、部門合計の売上高は1,246億27百万円（前期比12%減）となりました。

電子決済システム事業では、銀行を中心とする顧客の設備投資余力の減少、流通市場における大手量販店の経営破綻など大変厳しい事業環境でありましたが、時代の潮流に乗ったコンビニ向けＡＴＭの提供、新型ＡＴＭや無人契約機の大手顧客からの大量受注の成功等で、売上は横ばいとなりました。

公共情報システム事業は売上が大きく減少しました。駅

ヘルスケアビジネスカンパニー

当部門は、国内においては個人消費の低迷が依然継続する一方、海外では総じて堅調に推移し、部門合計の売上高は406億17百万円(前期比3%増)となりました。
健康機器事業については、エリア密着の営業体制のさらなる徹底と個別店舗ごとの魅力ある売り場づくりの推進を行なうなど、売上拡大のための施策を強化しました。また、当期の新商品として、日本で初めて腋の下で5秒の測定を実現した瞬間体温計、新霧化方式によるネブライザや、新型体脂肪計を投入しました。しかしながら、これらの努力も消費の低迷とデフレの進行に追いつけず、売上減少を余儀なくされました。
海外では、円安による為替影響もあり、欧米・アジアともに総じて堅調に推移しました。特に北米での消費動向は底堅く、また中国では高い消費の伸びに支えられ、好調に推移しました。
新規事業として取り組んでいる健康サービス事業につきましては、「健康達人」シリーズを核とした新しいビジネスモデルの構築に取り組みました。

した。

事業開発本部:新規事業
ーに属さない事業の育成・
いて、新規事業としては、タ
難防止システムなど、マシン
おいて営業を開始しました
既存事業の業務用ゲーム
争激化のなかではあります
により、売上は大きく増加し
コンピュータ周辺機器は、A
込みを下回り、売上高は減
カードリーダ機器は、無線
りました。

比較連結貸借対照表

（単位：百万円）

期別 ／ 科目	第65期（平成14年3月31日現在）金額	構成比(%)	第64期（平成13年3月31日現在）金額	構成比(%)	増減金額
資産の部					
流動資産	**277,498**	50.5	**328,879**	55.5	**△ 51,381**
現金及び現金同等物	70,779		85,621		△ 14,842
受取手形及び売掛金	114,906		133,798		△ 18,892
貸倒引当金	△ 2,755		△ 2,194		△ 561
たな卸資産	74,617		91,593		△ 16,976
繰延税金	13,001		12,186		815
その他の流動資産	6,950		7,875		△ 925
有形固定資産	**152,294**	27.7	**159,119**	26.8	**△ 6,825**
土地	46,979		50,479		△ 3,500
建物及び構築物	108,547		113,414		△ 4,867
機械その他	133,672		132,945		727
建設仮勘定	8,642		5,680		2,962
減価償却累計額	△ 145,546		△ 143,399		△ 2,147
投資その他の資産	**119,574**	21.8	**105,146**	17.7	**14,428**
関連会社に対する投資及び貸付金	785		853		△ 68
投資有価証券	43,431		57,500		△ 14,069
施設借用保証金	10,653		11,159		△ 506
繰延税金	43,901		17,986		25,915
その他の資産	20,804		17,648		3,156
資産合計	**549,366**	100.0	**593,144**	100.0	**△ 43,778**
負債の部					
流動負債	**129,445**	23.6	**183,390**	30.9	**△ 53,945**
短期借入金	14,723		8,916		5,807
支払手形及び買掛金・未払金	60,000		82,225		△ 22,225
未払費用	22,748		24,484		△ 1,736
未払税金	3,832		14,797		△ 10,965
繰延税金	315		579		△ 264
その他の流動負債	26,635		26,049		586
1年以内に返済予定の長期債務	1,192		26,340		△ 25,148
長期債務	**42,796**	7.8	**31,957**	5.4	**10,839**
繰延税金	**436**	0.1	**23**	0.0	**413**
退職給付引当金	**75,367**	13.7	**48,929**	8.2	**26,438**
その他の固定負債	**291**	0.0	**370**	0.1	**△ 79**
少数株主持分	**2,797**	0.5	**2,517**	0.4	**280**
負債合計	**251,132**	45.7	**267,186**	45.0	**△ 16,054**
資本の部					
資本金	**64,082**	11.7	**64,082**	10.8	**－**
資本剰余金	**98,705**	18.0	**98,705**	16.6	**－**
利益準備金	**7,660**	1.4	**7,652**	1.3	**8**
その他の剰余金	**155,069**	28.2	**174,077**	29.4	**△ 19,008**
その他の包括利益(△損失)累計額	**△ 25,363**	△ 4.6	**△ 17,346**	△ 2.9	**△ 8,017**
為替換算調整額	△ 7,402		△ 13,712		6,310
最小退職年金債務調整額	△ 21,224		△ 7,251		△ 13,973
未実現有価証券評価益	3,331		3,617		△ 286
デリバティブ未実現損益	△ 68		—		△ 68
自己株式	**△ 1,919**	△ 0.4	**△ 1,212**	△ 0.2	**△ 707**
資本合計	**298,234**	54.3	**325,958**	55.0	**△ 27,724**
負債・資本合計	**549,366**	100.0	**593,144**	100.0	**△ 43,778**

(注1) 記載金額は百万円未満を四捨五入しております。
(注2) 当社の連結財務諸表は、米国において一般に認められた会計基準により作成しております。

比較連結損益計算書

（単位：百万円）

期別 / 科目	第65期（平成13年4月1日から平成14年3月31日まで）金額	百分比(%)	第64期（平成12年4月1日から平成13年3月31日まで）金額	百分比(%)	増減金額
売上高	533,964	100.0	594,259	100.0	△ 60,295
売上原価	353,429	66.2	376,194	63.3	△ 22,765
売上総利益	180,535	33.8	218,065	36.7	△ 37,530
販売費及び一般管理費	134,907	25.3	131,203	22.1	3,704
試験研究開発費	41,407	7.7	42,513	7.1	△ 1,106
営業利益	4,221	0.8	44,349	7.5	△ 40,128
支払利息 -純額-	223	0.0	111	0.0	112
為替差損 -純額-	1,506	0.3	1,389	0.3	117
その他費用 -純額-	27,865	5.3	2,812	0.5	25,053
税引前純利益又は税引前純損失(△)	△ 25,373	△ 4.8	40,037	6.7	△ 65,410
法人税等	△ 9,348	△ 1.8	17,318	2.9	△ 26,666
(当期税額)	(6,783)		(22,720)		(△ 15,937)
(繰延税額)	(△ 16,131)		(△ 5,402)		(△ 10,729)
少数株主損益	132	0.0	422	0.0	△ 290
会計原則変更による累積影響額調整前純利益又は純損失(△)	△ 16,157	△ 3.0	22,297	3.8	△ 38,454
会計原則変更による累積影響額	384	0.0	—	—	384
当期純利益又は当期純損失(△)	△ 15,773	△ 3.0	22,297	3.8	△ 38,070

（注1）記載金額は百万円未満を四捨五入しております。
（注2）当社の連結財務諸表は、米国において一般に認められた会計基準により作成しております。

連結株主持分計算書

(単位:百万円)

項目	資本金	資本剰余金	利益準備金	その他の剰余金	その他の包括利益(△損失)累計額	自己株式
第63期末現在	64,082	98,705	7,250	173,804	△ 7,168	△ 611
当期純利益				22,297		
配当金				△ 3,284		
利益準備金繰入			402	△ 402		
為替換算調整額					7,286	
最小退職年金債務調整額					△ 7,251	
未実現有価証券評価損					△ 10,213	
自己株式の取得						△ 749
ストックオプションの行使						148
自己株式の消却				△ 18,338		
第64期末現在	64,082	98,705	7,652	174,077	△ 17,346	△ 1,212
会計原則変更による累積影響額調整前純損失				△ 16,157		
会計原則変更による累積影響額				384	△ 412	
配当金				△ 3,227		
利益準備金繰入			8	△ 8		
為替換算調整額					6,310	
最小退職年金債務調整額					△ 13,973	
未実現有価証券評価損					△ 286	
デリバティブ未実現損益					344	
自己株式の取得						△ 725
ストックオプションの行使						18
第65期末現在	64,082	98,705	7,660	155,069	△ 25,363	△ 1,919

(注1) 記載金額は、百万円未満を四捨五入しております。
(注2) 当社の連結財務諸表は、米国において一般に認められた会計基準により作成しております。

比較連結キャッシュ・フロー計算書

(単位:百万円)

科目 ＼ 期別	第65期 (平成13年4月1日から平成14年3月31日まで)		第64期 (平成12年4月1日から平成13年3月31日まで)		増減金額
Ⅰ営業活動によるキャッシュ・フロー					
1.当期純利益又は当期純損失(△)		△ 15,773		22,297	△ 38,070
2.営業活動によるキャッシュ・フローと当期純利益又は当期純損失の調整					
(1)減価償却費	33,569		32,217		
(2)固定資産除売却損(純額)	1,314		760		
(3)固定資産の減損	6,815		—		
(4)有価証券売却益(純額)	△ 1,008		△ 3,703		
(5)投資有価証券及びその他の資産の減損	17,199		2,460		
(6)貸倒損失	520		3,810		
(7)退職給付引当金	2,616		4,990		
(8)繰延税金	△ 16,131		△ 5,402		
(9)少数株主損益	132		422		
(10)会計原則変更による累積影響額	△ 384		—		
(11)資産・負債の増減					
①受取手形及び売掛金の減少(△増加)	19,402		△ 5,593		
②たな卸資産の減少(△増加)	17,403		△ 13,320		
③その他の資産の減少	2,279		875		
④支払手形及び買掛金・未払金の増加(△減少)	△ 22,291		3,620		
⑤未払税金の増加(△減少)	△ 10,992		3,438		
⑥未払費用及びその他流動負債の増加(△減少)	△ 1,082		4,140		
(12)その他(純額)	99	49,460	△ 215	28,499	20,961
営業活動によるキャッシュ・フロー		33,687		50,796	△ 17,109
Ⅱ投資活動によるキャッシュ・フロー					
1.短期投資及び投資有価証券の売却による収入		3,111		9,746	△ 6,635
2.短期投資及び投資有価証券の取得		△ 6,181		△ 5,761	△ 420
3.資本的支出		△ 38,896		△ 37,583	△ 1,313
4.施設借用保証金の減少(△増加)		506		△ 538	1,044
5.有形固定資産の売却による収入		1,450		1,953	△ 503
6.少数株主持分の買取		△ 111		△ 182	71
投資活動によるキャッシュ・フロー		△ 40,121		△ 32,365	△ 7,756
Ⅲ財務活動によるキャッシュ・フロー					
1.短期借入金の増加(△減少)		5,786		△ 1,371	7,157
2.長期債務の増加		13,102		715	12,387
3.長期債務の返済		△ 26,970		△ 1,650	△ 25,320
4.支払配当金		△ 3,267		△ 3,337	70
5.自己株式の取得		△ 725		△ 749	24
6.ストックオプションの行使		18		148	△ 130
7.消却のための自己株式の取得		—		△ 18,338	18,338
財務活動によるキャッシュ・フロー		△ 12,056		△ 24,582	12,526
Ⅳ換算レート変動の影響		3,648		3,102	546
現金及び現金同等物の増減額		△ 14,842		△ 3,049	△ 11,793
期首現金及び現金同等物残高		85,621		88,670	△ 3,049
期末現金及び現金同等物残高		70,779		85,621	△ 14,842
営業活動によるキャッシュ・フローの追記					
1.支払利息の支払額		1,264		1,765	△ 501
2.当期税金の支払額		17,748		19,257	△ 1,509
キャッシュ・フローを伴わない投資及び財務活動の追記					
1.資本的支出に関連する債務		1,516		1,803	△ 287

(注1)記載金額は、百万円未満を四捨五入しております。
(注2)当社の連結財務諸表は、米国において一般に認められた会計基準により作成しております。

事　業

製造現場の情報化で設備稼働率の向上に貢献 DeviceNet用次世代スレーブ『DRT2シリーズ』発売

『Device Net用スマートスレーブ DRT2シリーズ』は、従来のリモート入出力ユニットが行なっていたON／OFF制御用の情報通信に加えて、世界で初めて設備の稼働率向上に貢献する、さまざまな付加価値情報を収集できるスレーブです。製造業にとって、生産性向上のため製造現場の設備の稼動状況を知ることや、ISO14001への対応のための情報収集は大きな課題。この「スマートスレーブ」は、単にON/OFF信号の入出力を行なうだけでなく、既存配線のまま現場情報化のためにネットワークを利用できる画期的なものとなりました。主な特長として、①スレーブ自体が機械動作を監視、わかりやすく表示することで、メンテナンス作業の早期化を実現②現場情報を保全や品質管理などに活用可能③制御系システムに影響を与えず、保全系システムから多彩なデータ収集が可能④設備の予防保全に貢献し、確実なネットワークの立ち上げをも実現。このほか基本機能の強化により使い勝手も向上し、生産現場の情報化による生産革新に大きく貢献します。



※スレーブ…他のコンピュータシステムまたはデバイスの指令で動くシステムやデバイスのこと。

20世紀の制御機器から21世紀の"光制御機器"へ 光通信デバイス事業への参入

当社は光通信デバイス事業に参入します。これまでに培ってきた制御機器事業のノウハウを活かし、技術の強みである光コントロール技術（センシング&コントロール技術）および生産技術の融合により、他社に先駆けた光通信デバイスをスピーディに創出、市場投入していきます。現在光通信デバイス市場は、情報ネットワークのブロードバンド化に伴い国家や都市のインフラレベルから、ラスト1マイルと呼ばれるより身近なオフィス・家庭の領域へと急速に広まりつつあります。2005年には11兆円にまで成長すると言われる光通信市場において、当社では光通信デバイス分野での事業量を2005年に200億円と見込んでおり、総投資額は50億円（開発投資）を計上しています。また自社だけではなく他社との協創体制をとるなど、今後の成長事業の1つとして展開していきます。

※光通信デバイス…光ファイバー通信関連の制御機器の総称。

誰でも操作が簡単 ユーザー中心設計による、新型自動券売機『V7』を発売

自動改札機や券売機といった公共性が高い機器については、高齢化やグローバル化の進展により、ますますユニバーサル性が求められています。

自動券売機『V7』は、身体障害者やお年寄り、子供らも簡単に操作できるように、ユニバーサルデザインを開発思想に取り入れております。この商品は、大型液晶パネルの採用により、金額表示を従来の1.5倍程度にしたことで視認性を向上させ、押し間違いの防止を図っています。また、車イスの利用者に対しては、本体下部に蹴り込みを入れたほか、目の不自由な人向けには全面に線状のくぼみを設け、手探りでたどれば金額入力用の

キーに行き着く工夫をしています。



このV7は、構想、試作の段階から健常者だけではなく、高齢者や障害者の声をモノづくりに反映させ、ユニバーサル性を実現しました。この商品は「ユーザー中心設計」による第1号の製品で、今後は他の製品開発にも広げていく考えです。

世界最小・最軽量※のポケットサイズ、どんな角度でも吸入可能 メッシュ式ネブライザ『NE-U22』"Micro A-I-R"を発売

ネブライザとは呼吸器系疾患患者の治療に使用される医療用器具で、薬液を細かい霧状にして放出し、それを患者が吸入します。ネブライザを利用することにより、最小の有効量の薬品で直接対象患部への投薬が効果的に行なえます。


入/切
MICRO A-I-R
omron

『NE-U22』型は、世界最小・最軽量のポケットサイズのメッシュ式ネブライザで、乾電池で駆動できるため携帯しやすく、必要なときにすぐに吸入が可能となります。特に気管支喘息の子供の突発的な発作に対して、携帯型のニーズは非常に高い状況にあります。今回の商品は新開発の金属性噴霧メッシュとの共振作用で、細かい豊富な噴霧を実現しました。また、本体を傾けても吸入できる構造となっているので、小さな子供を抱っこしながら、もしくは寝かせながら吸入させることも可能となりました。

※平成13年6月現在、当社調べ

オムロンと綜合警備保障様が車輌盗難防止サービス開始 カーセキュリティ『カービィボックス』発売

増加する自動車盗難は、今や大きな社会問題です。これに対応してオムロンの「M2M」技術と綜合警備保障(SOK)様の車輌盗難防止ノウハウを融合した、低価格でしかも多機能で信頼性の高い車輌盗難防止サービスがスタートしました。

オムロンでは「M2M」ビジョンの発表以来、センサーネットを利用した多くの新しいビジネスモデルを開発。また、SOKでも独自のサービスを展開すると同時に、次世代サービスとして『カービィボックス』の開発を進めてきました。今回両社の技術とノウハウが、他にはない新しいサービスを創造します。内容は、①盗難行為を検知し、顧客の情報端末(携帯電話やパソコンなど)に配信する「車輌異常監視サービス」②情報端末からの遠隔操作でランプの点滅やホーンの鳴動を可能にする「車輌遠隔操作サービス」③ GPS(衛星を利用した測位システム)を使用した「位置情報提供サービス」。また顧客の要請に基づきSOK隊員が現場を確認する「現場確認サービス」(オプション)があります。

株式状況（平成14年3月31日現在）

株式の状況と所有者別状況

会社が発行する株式の総数	487,000千株
発行済株式の総数	249,109千株
資本金	64,081,780,964円
株主数	25,610名

	金融機関・証券会社	外国法人等	個人・その他	その他の法人
第64期	117,675千株 47.2%	68,057千株 27.3%	49,687千株 20.0%	[illegible] 5.5%
第65期	116,381千株 46.7%	68,410千株 27.5%	50,896千株 20.4%	[illegible] 5.4%

大株主

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数（千株）	出資比率%	持株数（千株）	出資比率%
日本トラスティサービス信託銀行株式会社信託口	14,610	5.86		
株式会社東京三菱銀行	12,007	4.82		
三菱信託銀行株式会社信託口	8,769	3.52		
日本生命保険相互会社	7,980	3.20		
ザ チェースマンハッタンバンクエヌエイロンドンエスエルオムニバスアカウント	7,664	3.08		
株式会社三井住友銀行	5,743	2.31	3,430	0.06
株式会社京都銀行	5,717	2.30	5,192	1.56
モルガン信託銀行株式会社非課税口	5,603	2.25		
ボストンセーフデポズイットビーエスディーティートリーティークライアンツオムニバ	5,486	2.20		
ザ チェースマンハッタンバンクエヌエイロンドン	4,580	1.84		

（注）当社は、株式会社東京三菱銀行の株式を直接保有しておりませんが、同社の完全親会社である株式会社三菱東京フィナンシャル・グループの普通株式8千株（出資比率0.15%）を所有しております。

株価と出来高



(円)
オムロン株価
出来高
(千株)
3,000
2,500
2,000
1,500
1,000
0
30,000
25,000
20,000
15,000
10,000
0
H12.4
H13.3
H14.3

※大阪証券取引所市場第一部におけるもの
※株価は「普通取引」におけるものについて、売買高は全ての取引の合計

1単元の株式の数	1,000株
単元未満株式買取請求取扱場所	三菱信託銀行株式会社　証券代行部および全国各支店
公告掲載新聞	日本経済新聞・京都市で発行する京都新聞
上場証券取引所	国内:大阪・東京・名古屋　海外:フランクフルト

ご案内

便利で確実な口座振込による配当金のお受取りを

より早く、確実に配当金をお受取りいただくために、**銀行預金口座又は郵便貯金口座（通常貯**
による配当金のお受取りをお勧めします。お手続きには振込指定書のご提出が必要ですので、
人**三菱信託銀行株式会社**に指定用紙をご請求ください。

単元未満株式の買取りについて～1,000株未満の株式をお持ちの株主

単元未満株式は市場で売買することはできませんが、**所定の用紙で買取りのご請求をいただ**
（単元未満株式の買取請求）。三菱信託銀行株式会社にて承りますので、ご希望の株主様はお気
ただし、証券保管振替機構に株式を預託されている場合には、預託窓口の証券会社を通じてお

フリーダイヤルのお知らせ

住所変更、配当金振込指定・変更、単元未満株式買取請求に必要な各用紙および株式の相続
求は、名義書換代理人のフリーダイヤル**0120−86−4490で24時間承っております**ので、ご利用

役員（平成14年5月1日現在）

取締役および監査役

役職	氏名	役職	氏名
◎代表取締役会長	立石信雄	◎専務取締役	立石忠雄
◎代表取締役社長	立石義雄	◎取締役	橋本昌三
◎取締役副社長	平井紀夫	常勤監査役	西村知明
◎取締役副社長兼執行役員副社長	市原達朗	常勤監査役	田村元毅
◎専務取締役	今泉昭男	監査役※	中野淑夫

上記◎印は、商法により規定される取締役であります。なお、橋本昌三は社外取締役であります。上記※印は、株式会社の監査等に関する商法の特例に関する法律第18条第1項に定める社外監査役であります。

執行役員

役職	氏名	担当
執行役員副社長	越尾壮一	インダストリアルオートメーションビジネスカンパニー社長
執行役員副社長	増田英樹	事業開発本部長
執行役員専務	梶谷芳文	クリエーティブサービスビジネスカンパニー社長
執行役員専務	明致親吾	人事本部長
執行役員専務	作田久男	エレクトロニクスコンポーネンツビジネスカンパニー社長
執行役員専務	時田富士男	インダストリアルオートメーションビジネスカンパニー　営業統轄事業部長
執行役員専務	赤星慶一郎	ヘルスケアビジネスカンパニー社長
執行役員専務	大谷彰彦	ソーシアルシステムズビジネスカンパニー社長
執行役員常務	貞友正明	理財本部長
執行役員常務	田村稔	ソーシアルシステムズビジネスカンパニー 生産統轄事業部長
執行役員常務	山下牧	技術本部　中央研究所長
執行役員常務	滝川豊	インダストリアルオートメーションビジネスカンパニー　センシング機器統轄事業部長
執行役員常務	立石文雄	グループ戦略室長
執行役員常務	戸澤眞也	特命担当
執行役員常務	野村一雄	グループ法務・知財室長
執行役員常務	皆川泰平	中国駐在　OMRON (CHINA) GROUP CO., LTD.社長
執行役員常務	紀平邦泰	インダストリアルオートメーションビジネスカンパニー　システム機器統轄事業部長
執行役員常務	尾迫勉	品質・環境本部長
執行役員常務	落合敏男	クリエーティブサービスビジネスカンパニー　企画推進室長
執行役員常務	小林正樹	インダストリアルオートメーションビジネスカンパニー　営業統轄事業部　顧客営業事業部長
執行役員常務	湯川荘一	欧州駐在　OMRON EUROPE B.V.社長、OMRON MANAGEMENT CENTER OF AMERICA,INC.社長
執行役員常務	外山広樹	エレクトロニクスコンポーネンツビジネスカンパニー　車載電装事業部長
執行役員常務	飛田甲次郎	インダストリアルオートメーションビジネスカンパニー　産機コンポ統轄事業部長
執行役員常務	川中英男	経営総務室長
執行役員常務	大塚忠彦	中国駐在　OMRON (CHINA) CO., LTD.社長
執行役員常務	棚橋義雄	インダストリアルオートメーションビジネスカンパニー　技術統括センタ長
執行役員常務	吉田進	IT推進総括本部長、業務総括本部長
執行役員常務	葛野敬造	エレクトロニクスコンポーネンツビジネスカンパニー　電子・機構部品統轄事業部長
執行役員常務	館林浩	技術本部　IT研究所長
執行役員常務	西村弘之	ソーシアルシステムズビジネスカンパニー　EFTS統轄事業部長
執行役員常務	浜口邦憲	エレクトロニクスコンポーネンツビジネスカンパニー　セミコンダクタ事業部長

社憲

われわれの働きで

われわれの生活を向上し

よりよい社会をつくりましょう

当社のあらまし

社名	オムロン株式会社 (OMRON CORPORATION)
本社	京都市下京区塩小路通堀川東入
東京本社	東京都港区虎ノ門3-4-10
創業年月	昭和8年5月
設立年月	昭和23年5月
資本金	64,081,780,964円(平成14年3月31日現在)
従業員数	25,124名(平成14年3月20日現在)

インターネット上にホームページを開設し、最新の会社業績やアニュアルレポートをはじめとするさまざまな情報をご案内しています。

(日本語:http://www.omron.co.jp
英　語:http://www.omron.com)



OMRON


ちきゅうにやさしい

この冊子は古紙100%のリサイクルペーパーを使用しています。

オムロン株式会社
〒600-8530 京都市下京区塩小路通堀川東入

TEL.075(344)7000(代)

第66期 中間オムロングループ報告書

平成14年4月1日から平成14年9月30日まで

OMRON

Sensing tomorrow™

03 JUL 17 AM 7:21



株主のみなさまへ

第66期中間オムロングループ報告書をお手許にお届けするにあたり、ご挨拶申し上げます。

当社は、2010年までの10年間を対象としたグループの経営施策の基本方針「グランドデザイン2010」(以下、GD2010)を2001年度よりスタートしております。この基本方針に基づき、当社のミッションである「社会発展への貢献」のもと、「企業価値の長期的最大化」を経営目標に、21世紀企業の創造をめざしております。現在、全社ではこのGD2010で示した「グローバルでの勝ち残り」に向けた「事業の最強化」を確実に成し遂げることをねらいとした、オムロングループ生産性構造改革に取り組んでおります。

具体的には、人員の適正化をねらいとした早期退職優遇制度の実施、拠点の統廃合とそれにともなう事業・人員の再配置、中国を中心とした海外生産移管の加速、低採算、不採算事業からの撤退など、現時点まで着実に実施しております。

当社の主力事業である、製造業の設備投資関連分野におけるインダストリアルオートメーションビジネス(制御システム機器事業)とエレクトロニクスコンポーネンツビジネス(電子部品事業)の売上高は、国内については回復基調で推移したとはいえ、まだまだ低水準である一方、海外については為替レートがユーロについて前年同期比で円安となったことも加わり好調に推移しました。ソーシアルシステムズビジネス(金融システム/駅務システム/交通関連システム事業)では、金融市場での厳しい経営環境を背景に、また駅務関連市場でも旅客収入の伸び悩みにより設備投資抑制傾向にあり厳しい状況が継続しています。ヘルスケアビジネス(健康機器事業)は、特に海外において消費の堅調により好調に推移しました。また、その他部門は、事業開発本部でのプリントシール機の競合激化や、IT低迷の影響を受け厳しい状況です。これらにより、当社全体の当中間期連結売上高は2,468億90百万円(前年同期比4%減、前年同期実績は2,561億84百万円)となりました。

連結利益につきましては、構造改革の取り組みの効果とともに、先行き不透明ななかでの当上半期における支出の抑制、原価低減、販管費削減が進んだことから、営業利益は114億56百万円(前年同期比123%増、前年同期実績は51億30百万円)となりました。税引前純利益、中間純利益については、構造改革のなかで進める早期退職優遇制度の実施にともなう退職加算金や、遊休資産の整理にともなう減損などの営業外費用の計上により、税引前純利益が127億28百万円の損失(前年同期実績は35億77百万円)、中間純利益が97億26百万円の損失(前年同期実績は21億54百万円)となりました。

下期の経済環境につきましては、日本は、輸出が厳しさを増し生産が減少するとともに、不良債権処理の



加速による民間企業の経営破たんの懸念が生じており、設備投資回復の一層の遅れにつながると思われます。米国経済は、引きつづき自動車と住宅投資が景気を支えることが期待されているものの、企業会計不信問題に端を発した株安の継続や、企業業績も特にIT関連は最終需要の回復も見込めず依然として深刻で、雇用環境の改善の遅れから消費の悪化など減速感が強まっています。また、アジアでも米国経済の減速から回復が鈍化し、欧州についても外需の息切れとともに停滞するものと思われます。

このような厳しい環境のなか、当下期における売上高の大幅な回復は期待できない状況であるものの、引きつづきグループ全体を挙げての生産性構造改革の完遂に重点をおいて業績の回復に努めてまいります。

通期の連結業績の見込みといたしましては、売上高5,350億円(前年比±0%、前年実績は5,340億円)、営業利益300億円(同614%増、前年実績は42億円)、税引前純利益40億円(前年実績は▲254億円)、当期純利益10億円(前年実績は▲158億円)を見込んでおります。

当期の業績は、構造改革による特別費用の計上もあり、当上半期の当期純利益は大幅な赤字を計上し、また、通期につきましても利益を計上する見込みであるとはいえ、まだ低い水準にとどまる見込みです。当中間期の配当金につきましては、当期および昨年度の業績を斟酌のうえ、1株当たり5円に減配とさせていただきます。

厳しい事業環境ではございますが、企業価値の向上を通じて株主のみなさまへの利益還元を継続的に実現してまいります。ご理解を賜るとともに、引きつづきみなさまの一層のご支援とご協力を心よりお願い申し上げます。



代表取締役社長

立石義雄

平成14年12月
立石　義雄



連結営業成績および財産の状況の推移

営業成績および財産の状況の推移


売上高
256,653
271,591
256,184
246,890
250,000
200,000
150,000
100,000
50,000
0
(単位:百万円)
第63期中間
第64期中間
第65期中間
第66期中間


税引前純利益・中間純利益
税引前純利益
中間純利益
15,000
10,000
5,000
0
7,561
4,019
14,995
8,221
3,577
2,154
△12,728
△9,726
(単位:百万円)
第63期中間
第64期中間
第65期中間
第66期中間


基本的1株当たり中間純利益
(期中平均株式数に基づき算出)
40
30
20
10
0
15.65
32.03
8.67
△39.18
(単位:円.銭)
第63期中間
第64期中間
第65期中間
第66期中間


総資産・株主資本
総資産
株主資本
600,000
550,000
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
569,461
321,193
572,679
336,365
535,379
316,338
552,620
277,893
(単位:百万円)
第63期中間
第64期中間
第65期中間
第66期中間

(注)記載金額は百万円未満を四捨五入しております。

主要な事業内容

主要な事業内容

インダストリアルオートメーションビジネスカンパニー(IAB)

制御システム・機器の製造・販売

連結売上構成比(%) 39.8%

	構成比	
システム機器	(30%)	:PLC、モーションコントロールなど
センサ機器	(30%)	:近接センサ、光電センサ、計測センサなど
産業用機器	(40%)	:リレー、スイッチ、タイマ、電源など

エレクトロニクスコンポーネンツビジネスカンパニー(ECB)

電子部品の製造・販売

連結売上構成比(%) 27.3%

民生用電子部品	(45%)	:家電、通信、産業用機器向け電子部品
車載機器	(40%)	:自動車用リレー、スイッチ、センサなど
その他機器	(15%)	:アミューズメント、OA向け電子部品、マイクロレンズアレイなど

ソーシアルシステムズビジネスカンパニー(SSB)

金融・駅務・交通分野へのソリューション提供

連結売上構成比(%) 16.9%

金融システム	(25%)	:ATM、両替機等の機器、ソリューション販売
駅務システム	(20%)	:改札機、券売機等の機器、ソリューション販売
交通システム	(15%)	:道路管制、信号管制機器等の販売
メンテ・サービス部門	(40%)	:機器の設置、メンテナンス、ソフトウェア開発など

8.2%

血圧計	(50%)	:上腕式血圧計、手首式血圧計など
体温計	(10%)	:瞬間体温計など
ネブライザ	(10%)	:噴霧器など
その他	(30%)	:マッサージチェア、低周波治療器、健康サービスなど

7.8%

:エンタテイメント機器、ソフト、PC周辺機器、音声認識装置、マシンtoマシンビジネスなど

:物流、人材派遣、事業所サービス、広告宣伝など

※事業別構成比は連結売上高構成比のイメージです。
※2002年7月、新組織として設立したアドバンストモジュールビジネスカンパニー(AMB)はソーシアルシステムビジネスカンパニー(SSB)に含まれます。

部門別売上高・部門別営業利益

部門別売上高

	第65期中間	第66期中間
I A B	93,695	98,233
E C B	64,422	67,279
S S B	55,431	41,803
H C B	18,748	20,367
その他	23,888	19,208
計	256,184	246,890



第65期中間
第66期中間
100,000
80,000
60,000
40,000
20,000
0
93,695
98,233
64,422
67,279
55,431
41,803
18,748
20,367
23,888
19,208
（単位:百万円）
IAB
ECB
SSB
HCB
その他

（注1）ソーシアルシステムズビジネスには、ソーシアルシステムズ・ソリューション&サービス・ビジネスカンパニーとアドバンスト・モジュール・ビジネスカンパニーが含まれます。
（注2）一部の製品または地域について、販売ルートの見直しを実施したため、第65期中間は新区分に組替えて表示しています。

部門別営業利益

	第65期中間	第66期中間
I A B	8,582	13,123
E C B	4,332	6,953
S S B	△ 2,831	△ 3,821
H C B	446	1,858
その他	2,111	1,226
消去又は全社	△ 7,510	△ 7,883
計	5,130	11,456



第65期中間
第66期中間
15,000
12,000
9,000
6,000
3,000
0
8,582
13,123
4,332
6,953
△2,831
△3,821
446
1,858
2,111
1,226
（単位:百万円）
IAB
ECB
SSB
HCB
その他

（注1）ソーシアルシステムズビジネスには、ソーシアルシステムズ・ソリューション&サービス・ビジネスカンパニーと
アドバンスト・モジュール・ビジネスカンパニーが含まれます。

地域別売上高・地域別営業利益

地域別売上高

	第65期中間	第66期中間
国　内	170,612	152,230
北　米	31,304	34,621
欧　州	30,925	34,339
アジア他	23,343	25,700
計	256,184	246,890



第65期中間
第66期中間
200,000
150,000
100,000
50,000
0
170,612
152,230
31,304
34,621
30,925
34,339
23,343
25,700
（単位:百万円）
国内
北米
欧州
アジア他

地域別営業利益

	第65期中間	第66期中間
国　内	10,014	10,329
北　米	1,069	3,353
欧　州	934	1,605
アジア他	1,154	2,415
消去又は全　社	△　8,041	△　6,246
計	5,130	11,456



第65期中間
第66期中間
12,000
10,000
8,000
6,000
4,000
2,000
0
10,014
10,329
1,069
3,353
934
1,605
1,154
2,415
（単位:百万円）
国内
北米
欧州
アジア他

事業の概況

部門別の概況

以下セグメント別の売上高前年同期比につきましてはカンパニー間での部門の組替がありましたので組替後の数値により計算しております。

インダストリアルオートメーションビジネスカンパニー

当上半期は半導体・IT関連の在庫調整の一巡や自動車業界の堅調さから世界的に生産増加となったことを受け、機械装置受注の伸びなどに支えられ、国内における売上高は当初の予想を上回ったものの、前年同期比では減少となりました。海外においては、北米では自動車メーカや食品関連メーカの設備投資が堅調で、売上高は前年同期比で増加し、また、アジアにおいても総じて堅調に推移しました。
一方、欧州は輸出産業の落ち込みなどにより低調でしたが、為替換算増によって売上高は前年同期比で増加となりました。
この結果、セグメント合計の売上高は、982億33百万円(前年同期比5%増)となりました。

エレクトロニクスコンポーネンツビジネスカンパニー

電子部品事業においては、米国景気の減速懸念やIT不況の長期化により、市場環境に力強さは見られなかったものの、在庫調整が一巡したこともあり、堅調に推移しました。
車載電装機器においては、国内・北米で好調に推移し、新規テーマも立ち上がったことで、売上高は前年同期比で増加しました。また、IT不況の中においても、携帯電話用バックライトなど新規商品が立ち上がりました。
この結果、セグメント合計の売上高は、672億79百万円(前年同期比4%増)となりました。

ソーシアルシステムズビジネスカンパニー

金融システム機器事業は、国内銀行市場での厳しい経営環境を背景とする自動化機器への投資抑制が継続しており、中国を中心としたアジア市場での需要拡大があったものの、前年上半期において消費者金融客先向けやコンビニエンス・ストア向けでの大型商談があった反動などもあり、売上高は前年同期比で減少しました。
駅務システム事業では、旅客収入の伸び悩みを反映して設備投資は抑制傾向にあることから、更新時期の延期や納入台数の見直しの動きとともに、共通仕様・共同購入を背景とする価格引下げ要求も強く、売上高は前年同期比で減少しました。
交通関連システム事業では、環境対策など一部を除いて公共投資は抑制傾向で、ETC関



連機器の需要の落ち込みが大きく影響し、売上高は前年同期比で減少しました。
この結果、セグメント合計の売上高は418億3百万円（前年同期比25%減）となりました。

ヘルスケアビジネスカンパニー

国内においては、個人消費の底這い状況が過去2年以上にわたって続いていましたが、今年に入って底固めから緩やかな回復傾向が部分的に見られるようになり、縮小を続けていた電気チャネルが前年同期の水準まで回復しました。特に主力の血圧計の売上拡大が大きく貢献しました。
海外においては、懸念されていた米国の個人消費が底固く推移するとともに、中国においても個人消費の急速な拡大を受けて、総じて堅調に推移しました。
この結果、セグメント合計の売上高は、203億67百万円（前年同期比9%増）となりました。

その他

クリエーティブサービスビジネスカンパニーでは、マネージメントサービス事業で企業の間接業務効率化への関心が引き続き高いものの、各企業の投資および経費抑制の取り組みにより、厳しい状況が続きました。

事業開発本部では、前年度に営業を開始したタンク監視システムや車輌盗難防止システムなどのマシンTOマシンビジネス領域における新規事業の探索育成に引き続き取り組みました。しかし、エンタテイメント機器は他社参入による競争の激化と従来機器に対するユーザー人気の頭打ちから厳しい状況が続き、また、コンピュータ周辺機器は世界的なパソコン関連市場の低迷の中で売上が減少、さらに、自動音声認識システムは企業の設備投資抑制の影響で低迷し、既存事業は大きく落ち込みました。
この結果、その他の部門合計の売上高は、192億8百万円（前年同期比20%減）となりました。

比較中間連結貸借対照表

（単位：百万円）

科目 ＼ 期別	第66期中間（平成14年9月30日現在） 金額	構成比(%)	第65期中間（平成13年9月30日現在） 金額	構成比(%)	増減金額
資産の部					
流動資産	**283,476**	51.3	**279,572**	52.2	**3,904**
現金及び現金同等物	83,240		63,500		19,740
受取手形及び売掛金	97,506		102,476		△ 4,970
貸倒引当金	△ 2,958		△ 2,031		△ 927
たな卸資産	82,152		94,526		△ 12,374
繰延税金	14,091		11,661		2,430
その他の流動資産	9,445		9,440		5
有形固定資産	**143,269**	25.9	**156,847**	29.3	△ **13,578**
土地	46,512		50,499		△ 3,987
建物及び構築物	98,699		113,225		△ 14,526
機械その他	130,974		133,723		△ 2,749
建設仮勘定	7,386		5,605		1,781
減価償却累計額	△ 140,302		△ 146,205		5,903
投資その他の資産	**125,875**	22.8	**98,960**	18.5	**26,915**
関連会社に対する投資及び貸付金	566		977		△ 411
投資有価証券	40,938		43,662		△ 2,724
施設借用保証金	10,050		10,820		△ 770
繰延税金	54,324		24,547		29,777
その他の資産	19,997		18,954		1,043
資産合計	**552,620**	100.0	**535,379**	100.0	**17,241**
負債の部					
流動負債	**144,393**	26.1	**124,383**	23.2	**20,010**
短期借入金	19,963		14,050		5,913
支払手形及び買掛金・未払金	58,172		58,972		△ 800
未払費用	22,435		23,978		△ 1,543
未払税金	3,387		3,400		△ 13
繰延税金	352		572		△ 220
その他の流動負債	28,033		22,047		5,986
1年以内に返済予定の長期債務	12,051		1,364		10,687
長期債務	**40,672**	7.4	**43,934**	8.2	△ **3,262**
繰延税金	**538**	0.1	**88**	0.0	**450**
退職給付引当金	**86,462**	15.6	**47,909**	8.9	**38,553**
その他の固定負債	**288**	0.1	**302**	0.1	△ **14**
少数株主持分	**2,374**	0.4	**2,425**	0.5	△ **51**
負債合計	**274,727**	49.7	**219,041**	40.9	**55,686**
資本の部					
資本金	**64,082**	11.6	**64,082**	12.0	−
資本剰余金	**98,705**	17.9	**98,705**	18.4	−
利益準備金	**7,639**	1.4	**7,728**	1.4	△ **89**
その他の剰余金	**144,123**	26.1	**174,541**	32.6	△ **30,418**
その他の包括利益(△損失)累計額	△ **34,558**	△ 6.3	△ **26,895**	△ 5.0	△ **7,663**
為替換算調整額	△ 10,816		△ 15,933		5,117
最小退職年金債務調整額	△ 25,968		△ 6,280		△ 19,688
売却可能有価証券未実現利益	2,367		△ 4,669		7,036
デリバティブ未実現損益	△ 141		△ 13		△ 128
自己株式	△ **2,098**	△ 0.4	△ **1,823**	△ 0.3	△ **275**
資本合計	**277,893**	50.3	**316,338**	59.1	△ **38,445**
負債・資本合計	**552,620**	100.0	**535,379**	100.0	**17,241**

（注1）記載金額は百万円未満を四捨五入しております。
（注2）当社の連結財務諸表は、米国において一般に認められた会計基準により作成しております。

比較中間連結損益計算書

（単位：百万円）

科目＼期別	第66期中間（平成14年4月1日から平成14年9月30日まで）		第65期中間（平成13年4月1日から平成13年9月30日まで）		増減金額
	金額	百分比(%)	金額	百分比(%)	
売上高	246,890	100.0	256,184	100.0	△ 9,294
売上原価	151,978	61.6	165,037	64.4	△ 13,059
売上総利益	94,912	38.4	91,147	35.6	3,765
販売費及び一般管理費	65,124	26.4	65,720	25.7	△ 596
試験研究開発費	18,332	7.4	20,297	7.9	△ 1,965
営業利益	11,456	4.6	5,130	2.0	6,326
支払利息（受取利息と純額）	209	0.1	114	0.0	95
為替差損－純額－	589	0.2	1,304	0.5	△ 715
その他費用－純額－	23,386	9.5	135	0.1	23,251
税引前純利益又は税引前純損失（△）	△ 12,728	△ 5.2	3,577	1.4	△ 16,305
法人税等	△ 3,051	△ 1.3	1,771	0.7	△ 4,822
（当期税額）	（ 4,236）		（ 3,237）		（ 999）
（繰延税額）	（△ 7,287）		（△ 1,466）		（△ 5,821）
少数株主損益	49	0.0	36	0.0	13
会計原則変更による累積影響額調整前純利益又は純損失（△）	△ 9,726	△ 3.9	1,770	0.7	△ 11,496
会計原則変更による累積影響額（税効果考慮後）	—	—	384	0.1	△ 384
中間純利益又は中間純損失（△）	△ 9,726	△ 3.9	2,154	0.8	△ 11,880

（注1）記載金額は百万円未満を四捨五入しております。
（注2）当社の連結財務諸表は、米国において一般に認められた会計基準により作成しております。

中間連結株主持分計算書

（単位:百万円）

項目	資本金	資本剰余金	利益準備金	その他の剰余金	その他の包括利益(△損失)累計額	自己株式
第64期末現在	64,082	98,705	7,652	174,077	△ 17,346	△ 1,212
会計原則変更による累積影響額調整前純損失				△ 16,157		
会計原則変更による累積影響額				384	△ 412	
配当金				△ 3,227		
利益準備金繰入			8	△ 8		
為替換算調整額					6,310	
最小退職年金債務調整額					△ 13,973	
売却可能有価証券未実現利益					△ 286	
デリバティブ未実現損益					344	
自己株式の取得						△ 725
ストックオプションの行使						18
第65期末現在	64,082	98,705	7,660	155,069	△ 25,363	△ 1,919
中間純損失				△ 9,726		
配当金				△ 1,241		
利益準備金取崩			△ 21	21		
為替換算調整額					△ 3,414	
最小退職年金債務調整額					△ 4,744	
売却可能有価証券未実現利益					△ 964	
デリバティブ未実現損益					△ 73	
自己株式の取得						△ 179
第66期中間期末現在	64,082	98,705	7,639	144,123	△ 34,558	△ 2,098

(注1) 記載金額は、百万円未満を四捨五入しております。
(注2) 当社の連結財務諸表は、米国において一般に認められた会計基準により作成しております。

比較中間連結キャッシュ・フロー計算書

（単位:百万円）

科目 ＼ 期別	第66期中間 (平成14年4月1日から平成14年9月30日まで)		第65期中間 (平成13年4月1日から平成13年9月30日まで)		増減金額
Ⅰ営業活動によるキャッシュ・フロー					
1.中間純利益又は中間純損失(△)		△ 9,726		2,154	△ 11,880
2.営業活動によるキャッシュ・フローと中間純利益又は中間純損失の調整					
(1)減価償却費	15,300		15,364		
(2)固定資産除売却損益(純額)	△ 62		75		
(3)固定資産の減損	4,141		—		
(4)有価証券売却損益(純額)	51		△ 1,518		
(5)投資有価証券及びその他の資産の減損	1,126		1,530		
(6)貸倒損失	400		189		
(7)退職給付引当金	3,406		789		
(8)繰延税金	△ 7,287		△ 1,466		
(9)少数株主損益	49		36		
(10)事業売却益	△ 240		—		
(11)会計原則変更による累積影響額	—		△ 384		
(12)資産・負債の増減					
①受取手形及び売掛金の減少	18,766		30,885		
②たな卸資産の増加	△ 8,054		△ 3,336		
③その他の資産の増加	△ 1,706		△ 569		
④支払手形及び買掛金・未払金の減少	△ 2,165		△ 23,188		
⑤未払税金の減少	△ 433		△ 11,372		
⑥未払費用及びその他流動負債の増加(△減少)	1,597		△ 3,806		
(13)その他(純額)	△ 117	24,772	△ 704	2,525	22,247
営業活動によるキャッシュ・フロー		15,046		4,679	10,367
Ⅱ投資活動によるキャッシュ・フロー					
1.短期投資及び投資有価証券の売却による収入		59		2,687	△ 2,628
2.短期投資及び投資有価証券の取得		△ 343		△ 2,449	2,106
3.資本的支出		△ 13,772		△ 17,845	4,073
4.施設借用保証金の減少		611		338	273
5.有形固定資産の売却による収入		1,129		1,014	115
6.少数株主持分の買取		△ 101		△ 91	△ 10
7.事業の買収による支出		△ 410		—	△ 410
投資活動によるキャッシュ・フロー		△ 12,827		△ 16,346	3,519
Ⅲ財務活動によるキャッシュ・フロー					
1.短期借入金の増加		3,939		5,151	△ 1,212
2.長期債務の増加		10,203		12,765	△ 2,562
3.長期債務の返済		△ 1,415		△ 25,534	24,119
4.親会社の支払配当金		△ 1,614		△ 1,616	2
5.少数株主への支払配当金		△ 222		△ 37	△ 185
6.自己株式の取得		△ 179		△ 629	450
7.ストックオプションの行使		—		18	△ 18
財務活動によるキャッシュ・フロー		10,712		△ 9,882	20,594
Ⅳ換算レート変動の影響		△ 470		△ 572	102
現金及び現金同等物の増減額		12,461		△ 22,121	34,582
期首現金及び現金同等物残高		70,779		85,621	△ 14,842
中間期末現金及び現金同等物残高		83,240		63,500	19,740
営業活動によるキャッシュ・フローの追記					
1.支払利息の支払額		721		720	1
2.中間税金の支払額		4,681		14,634	△ 9,953
キャッシュ・フローを伴わない投資及び財務活動の追記					
1.資本的支出に関連する債務		1,548		1,535	13

（注1）記載金額は、百万円未満を四捨五入しております。　（注2）当社の連結財務諸表は、米国において一般に認められた会計基準により作成しております。

事　　業

中国での生産委託・部品調達を加速 香港に生産管理会社を設立

http://www.omron.co.jp/press/i0702.html

当社IABカンパニー（※）直轄の生産管理会社として、「欧姆龍（香港）自動化有限公司」を香港に設立し、7月1日から業務を開始しました。


香港

グローバルな製品供給に向けたローコスト生産は、安価な製造コストやドルリンクコスト、産業インフラ、調達インフラといった観点から、現状では中国・華南地域が最適と判断し、生産委託会社（EMS）に当社商品の生産を委託しています。その額は2002年度で約30億円ですが、これを2004年3月末には80～100億円にまで拡大する計画です。また、部品についても、華南地域および香港において材料費の約40～50%を現地調達していく予定です。

今回設立された同社はこのような生産委託・部品調達を加速していくために、必要なサービスを効率的、効果的に提供する役割を担います。

同社がIABカンパニーの事業を取りまとめ、スケールメリットを生み出すことで、委託加工費、材料費、物流費などのコストダウンが期待でき、また、データが一元管理されることで、最適な生産の委託先や仕入れ先の選択が効率的に行えるようになります。

※IABカンパニー…インダストリアルオートメーションビジネスカンパニー

中国での新たなオムロン創りをめざす 中国・深セン市の新工場竣工

http://www.omron.co.jp/press/c0611.html

当社はグループ最大規模の生産拠点となる「欧姆龍電子部件（深セン）有限公司」の新工場を竣工いたしました。同工場は当社にとって中国における5つ目の工場であり、中国を含む全世界をマーケットとした電子部品事業の中核となる生産拠点と位置づけます。そして部品、金型、組立までの一貫生産による徹底したローコスト生産の実現により、今後2004年度までにリレーやスイッチといった機器組込用電子部品の海外生産比率を現在の29%から50%以上に引き上げます。



同工場を傘下におく当社ECBカンパニー（※）は、中国でますます普及が進むと予測される携帯電話やパソコンなどのハイテク機器、家電製品に内蔵される電子部品の分野において、中国市場のニーズに合わせたものづくりを行うとともに、同工場を、全世界をマーケットとした電子部品事業の中核生産拠点に育てていきます。

当社は中国を海外事業強化のための最重要エリアと位置づけており、今回の新工場の開業は、今年4月の中国本社設立に続く中国での生産体制強化の一環として、グローバル企業をめざすための重要な政策の一つとなるものです。中期目標として2004年度には中国圏での総事業量を現在の2倍の1000億円に拡大します。

※ECBカンパニー…エレクトロニクスコンポーネンツビジネスカンパニー



最適なデジタルカメラのプリントサービスを提供 デジカメプリントのポータルサービス 『撮即プリント』を本格展開

http://www.soku-pri.com

デジタルカメラの急速な普及にともない、デジタルカメラで撮影した画像をプリントしたいというユーザーニーズは急増しています。しかしながら、これまでのデジタルプリントはユーザー、特に今後増加してくると思われる女性層・中高年層にとっては決して使い勝手の良いものばかりではありませんでした。



はやい! かんたん! きれい!
撮即プリント

『撮即プリント』はデジタルカメラで撮影した写真データのプリントといった、デジタル画像のポータルサービスをさまざまな場所に設置されるデジカメプリントマシーン「DCS(デジタル・コンテンツ・ステーション)」や、家庭のパソコン、携帯電話・モバイル端末等を通じて提供します。

従来のネットでのオーダーでは約1週間かかった納期を『撮即プリント』では即日に短縮。また、これまで限られていた受け取り場所をコンビニや外出先にまで広げることで、「いつでも、どこでも、誰でも、その日のうちに、希望の場所で受け取れる」画期的なプリントサービスの実現をめざします。

手もみ感覚の本格もみ機能搭載で低価格を実現 オムロンマッサージチェア 『pisu(ピーィス)』・HM－601

http://www.omron.co.jp/press/h0710.html

近年、OA機器の普及などにともなう肩こりや腰痛などの症状を訴える人の増加や高齢化にともない、国内マッサージチェア市場規模は、500億円(※1)と大きな市場を形成しています。



当社では、2000年に小型マッサージチェア「楽椅子座」を発売し、累計販売台数で7万7000台を記録。従来の大型マッサージチェア市場に、新たな市場を創造いたしました。

今後は、小型マッサージチェア市場を戦略ドメインと設定し、「本格マッサージ機能」「デザイン性(コンパクト性)」「低価格」を追求した新ブランド「pisu(ピーィス)」を導入し、シリーズ展開を図っていきます。

今回発売した「オムロンマッサージチェア『ピーィス』(HM-601)」は、『ピーィス』ブランドの第一弾商品であり、本格もみ機能とパーソナルソファーとしての機能を兼ね備え、大きさも当社従来品の約65%(※2)とコンパクトとなっています。かつ、世界最適地での部品・モジュール生産および調達、かんばん方式生産による在庫コストの削減により、低価格を実現しました。主な特長としては①手もみ感覚の本格的マッサージ機能、②多様なマッサージメニュー、③パーソナルチェアとしての座りごこちを追求、④本格的もみ機能をそのままに低価格を実現、⑤インテリア家具としての使いやすさも充実、があげられます。

※1…メーカー出荷ベース。オムロン調べ。
※2…当社大型マッサージチェア「VILLA(ヴィラ)」のリクライニング未使用時での比較

株式状況 (平成14年9月30日現在)

株式の状況と所有者別状況

会社が発行する株式の総数	495,000千株
発行済株式の総数	249,109,236株
資本金	64,081,780,964円
株主数	25,503名

	金融機関・証券会社	外国法人等	個人・その他	その他の法人
第65期中間	116,541,824株 46.7%	66,273,654株 26.6%	52,446,745株 21.1%	13,847,013株 5.6%
第66期中間	119,765,482株 48.1%	65,903,501株 26.5%	50,168,633株 20.1%	13,271,620株 5.3%

大株主

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数(千株)	出資比率(%)	持株数(千株)	出資比率(%)
日本トラスティサービス信託銀行株式会社信託口	14,382	5.77		
株式会社東京三菱銀行	11,624	4.67		
日本マスタートラスト信託銀行株式会社信託口	10,238	4.11		
日本生命保険相互会社	7,980	3.20		
ザ チェースマンハッタンバンクエヌエイロンドンエスエルオムニバスアカウント	7,811	3.14		
ボストンセーフデポズイットビーエスディーティートリーティークライアンツオムニバ	5,912	2.37		
モルガン信託銀行株式会社非課税口	5,795	2.33		
株式会社三井住友銀行	5,743	2.31	3,430	0.06
株式会社京都銀行	5,717	2.30	5,192	1.56
株式会社大和銀行	4,559	1.83		

(注1)当社は、株式会社東京三菱銀行の株式を直接保有しておりませんが、同社の完全親会社である株式会社三菱東京フィナンシャル・グループの普通株式8千株(0.15%)を所有しております。
(注2)当社は、株式会社大和銀行の株式を直接保有しておりませんが、同社の完全親会社である株式会社りそなホールディングス(旧株式会社大和銀ホールディングス)の普通株式4,859千株(0.09%)を所有しております。

株価と出来高



(円) オムロン株価
出来高 (千株)
3,000
2,500
2,000
1,500
1,000
0
30,000
25,000
20,000
15,000
10,000
0
H12.10
H13.9
H14.9

※株式会社大阪証券取引所市場第一部におけるもの
※株価は「普通取引」におけるものについて、出来高は全ての取引の合計

株主メモ

営　業　年　度	毎年4月1日から翌年3月31日まで
株　主　確　定　日	定時株主総会・株主配当金　3月31日 中間配当　9月30日
定　時　株　主　総　会	6月下旬
名　義　書　換　代　理　人	〒100-8212 東京都千代田区永田町二丁目11番1号 三菱信託銀行株式会社
同　事　務　取　扱　場　所	〒100-8212 東京都千代田区永田町二丁目11番1号 三菱信託銀行株式会社
（連　絡　先）	〒171-8508東京都豊島区西池袋一丁目7番7号 TEL03（5391）1900〈代表〉 三菱信託銀行株式会社　証券代行部
同　取　次　所	三菱信託銀行株式会社　全国各支店
1単元の株式の数	1,000株
単元未満株式買取 請　求　取　扱　場　所	三菱信託銀行株式会社　証券代行部および全国各支店
公　告　掲　載　新　聞	日本経済新聞・京都市で発行する京都新聞
上　場　証　券　取　引　所	国内：大阪・東京・名古屋　海外：フランクフルト

（注）上記名義書換代理人住所および同事務取扱場所は、平成15年5月6日に次の場所へ移転いたします。
東京都千代田区丸の内一丁目4番5号　（なお、名義書換代理人連絡先の住所および電話番号は変更ございません）

ご案内

便利で確実な口座振込による配当金のお受取りを

より早く、確実に配当金をお受取りいただくために、**銀行預金口座又は郵便貯金口座（通常貯金口座）への振込による配当金のお受取り**をお勧めします。お手続きには振込指定書のご提出が必要ですので、当社名義書換代理人**三菱信託銀行株式会社**に指定用紙をご請求ください。

単元未満株式の買取りについて～1,000株未満の株式をお持ちの株主様へ

単元未満株式は市場で売買することはできませんが、**所定の用紙で買取りのご請求をいただくことができます（単元未満株式の買取請求）**。三菱信託銀行株式会社にて承りますので、ご希望の株主様はお気軽にお申出ください。
ただし、証券保管振替機構に株式を預託されている場合には、預託窓口の証券会社を通じてお申出ください。

フリーダイヤルのお知らせ

住所変更、配当金振込指定・変更、単元未満株式買取請求に必要な各用紙および株式の相続手続依頼書のご請求は、名義書換代理人のフリーダイヤル**0120－86－4490で24時間承っております**ので、ご利用ください。

役員（平成14年10月1日現在）

取締役および監査役

役職	氏名	役職	氏名
◎代表取締役会長	立石信雄	◎取締役	橋本昌三
◎代表取締役社長	立石義雄	常勤監査役	田村元毅
◎取締役副社長	平井紀夫	常勤監査役	尾迫勉
◎取締役副社長	市原達朗	監査役※	中野淑夫
◎専務取締役	今泉昭男	監査役※	千森秀郎
◎専務取締役	立石忠雄		

上記◎印は、商法により規定される取締役であります。なお、橋本昌三は社外取締役であります。上記※印は、株式会社の監査等に関する商法の特例に関する法律第18条第1項に定める社外監査役であります。

執行役員

役職	氏名	担当
執行役員副社長	越尾壮一	インダストリアルオートメーションビジネスカンパニー社長、経営管理室長
執行役員副社長	増田英樹	事業開発本部長
執行役員専務	梶谷芳文	クリエーティブサービスビジネスカンパニー社長
執行役員専務	明致親吾	人事本部長
執行役員専務	作田久男	エレクトロニクスコンポーネンツビジネスカンパニー社長
執行役員専務	時田富士男	インダストリアルオートメーションビジネスカンパニー　営業統轄事業部長、ITソリューション事業部長
執行役員専務	赤星慶一郎	ヘルスケアビジネスカンパニー社長、企画室長
執行役員専務	大谷彰彦	ソーシアルシステムズ・ソリューション&サービス・ビジネスカンパニー社長
執行役員常務	田村稔	アドバンスト・モジュール・ビジネスカンパニー社長
執行役員常務	山下牧	技術本部長
執行役員常務	滝川豊	インダストリアルオートメーションビジネスカンパニー　センシング機器統轄事業部長
執行役員常務	立石文雄	経営企画室長
執行役員常務	戸澤眞也	アドバンスト・モジュール・ビジネスカンパニー　特命担当
執行役員常務	野村一雄	株式会社エフエム京都　常勤監査役
執行役員常務	皆川泰平	中国駐在　OMRON（CHINA）GROUP CO.,LTD.社長
執行役員常務	紀平邦泰	インダストリアルオートメーションビジネスカンパニー　システム機器統轄事業部長
執行役員常務	落合敏男	クリエーティブサービスビジネスカンパニー　企画推進室長、マネジメントサービス事業部長
執行役員常務	湯川荘一	欧州駐在　OMRON EUROPE B.V.社長、OMRON MANAGEMENT CENTER OF AMERICA,INC.社長
執行役員常務	外山広樹	エレクトロニクスコンポーネンツビジネスカンパニー　車載電装事業部長
執行役員常務	飛田甲次郎	インダストリアルオートメーションビジネスカンパニー　産機コンポ統轄事業部長、汎用コンポ事業部長
執行役員常務	大塚忠彦	中国駐在　OMRON（CHINA）CO.,LTD.社長、OMRON TRADING（SHANGHAI）CO.,LTD.社長
執行役員常務	川中英男	経営総務室長、法務部長
執行役員常務	櫛橋義雄	インダストリアルオートメーションビジネスカンパニー　技術統括センタ長、企画室長
執行役員常務	吉田進	業務改革本部長
執行役員常務	葛野敬造	エレクトロニクスコンポーネンツビジネスカンパニー　電子・機構部品統轄事業部長
執行役員常務	西村弘之	ソーシアルシステムズ・ソリューション&サービス・ビジネスカンパニー　金融流通ソリューション事業部長
執行役員常務	浜口邦憲	エレクトロニクスコンポーネンツビジネスカンパニー　セミコンダクタ事業部長

社憲

われわれの働きで

われわれの生活を向上し

よりよい社会をつくりましょう

当社のあらまし

社名	オムロン株式会社 (OMRON CORPORATION)
本社	京都市下京区塩小路通堀川東入
東京本社	東京都港区虎ノ門3-4-10
創業年月	昭和8年5月
設立年月	昭和23年5月
資本金	64,081,780,964円（平成14年9月30日現在）
従業員数	24,349名（平成14年9月20日現在）

インターネット上にホームページを開設し、最新の会社業績やアニュアルレポートをはじめとするさまざまな情報をご案内しています。

（日本語：http://www.omron.co.jp
英　語：http://www.omron.com）



OMRON


ちきゅうにやさしい

この冊子は古紙100%のリサイクルペーパーを使用しています。

オムロン株式会社
〒600-8530 京都市下京区塩小路通堀川東入

TEL.075(344)7000(代)

Exhibit III.7

第66期 オムロングループ報告書

平成14年4月1日から平成15年3月31日まで

OMRON

Sensing tomorrow™

03 JUL 17 AM 7:21



株主のみなさまへ

第66期オムロングループ報告書をお手元にお届けするにあたり、ご挨拶申しあげます。

当期の経済状況を概観しますと、上期においては、世界経済を牽引する米国経済が住宅投資や個人消費に支えられて堅調を維持するとともに、IT関連分野での在庫調整が進展したことも受けて、日本、アジア、欧州経済についても回復を示しました。

しかしながら、米国での大型企業倒産による影響や消費の息切れ感から世界的に景気の減速懸念が広がるとともに、下期にはイラク情勢が緊迫化し、原油高、株安傾向が続くなか、イラク情勢が景況感を左右する状況にありました。特に日本経済は依然として不良債権処理問題を抱え、デフレ経済下での個人消費、設備投資の低迷から、先行き懸念が一層強まる状況にありました。

業績結果

当期の売上高は、主力事業のインダストリアルオートメーションビジネスカンパニー（IAB）、エレクトロニクスコンポーネンツビジネスカンパニー（ECB）やヘルスケアビジネスカンパニー（HCB）において世界的な生産の回復や底固い消費を受けて堅調に推移し、構造改革としての営業譲渡による売上目減りもありましたが、5,350億73百万円（前年同期比0.2％増、前年同期実績は5,339億64百万円）となりました。特に中国においては、重点エリアとして営業力強化に取り組んだ結果大きな伸びを見せました。一方、ソーシアルシステムズビジネスカンパニー（SSB）においては、国内金融機関の投資抑制により厳しい状況が継続しております。その他部門については、事業開発本部でのプリントシール機の競合激化や、ＩＴ関連業界低迷の影響を受け厳しい結果となりました。さらに、事業構造改革施策としてSSBにおける駐車場システム機器事業および、事業開発本部における連結子会社であるオムロンアルファテックの営業譲渡の影響により、結果として当期の売上高は前期実績水準にとどまりました。

連結利益については、主力事業のIAB、ECBの売上が伸びたとともに、グループを挙げて取り組んでいる生産性向上のための構造改革施策VIC21の効果としてコスト削減が進んだことから、営業利益は、323億13百万円（前年同期比666％増、前年同期実績は42億21百万円）と大幅な回復となりました。税引前純利益、当期純利益については、構造改革のなかで進める早期退職優遇制度の実施に伴う退職加算金や、遊休資産の整理にともなう減損、および保有株式の売却損、減損などの営業外費用の計上により、税引前純利益が47億32百万円（前期実績は253億73百万円の損失）、当期純利益が5億11百万円（前年同期実績は157億73百万円の損失）となりました。

構造改革の断行と成果

当社といたしましては、代表取締役を委員長として設置した「グループ生産性構造改革委員会」の主導によりオムロングループ挙げて生産性向上のための構造改革に取り組んでおります。具体的には、人員の適正化をねらいとした早期退職優遇制度の実施、拠点の統廃合とそれに伴う事業・人員の再配置、中国を中心とした海外生産移管の加速、不採算・低採算事業の見直しなどで当初掲げた目標であるグループ固定費・変動費300 億円の削減、海外生産比率50％増、不採算・低採算事業の一掃に対して、当期においても着実に成果をあげております。これらを今年度上期中に完遂し、将来に向けた持続的な収益基盤を再構築するとともに、この5月にオープンした「オムロン京阪奈イノベー

ションセンタ」の研究開発成果のもとに、当社が2010年までのありたい姿とその運営方針を示しましたグランドデザイン、『GD2010』で目指す「企業価値の長期的最大化」へつなげていく所存です。

なお、警察庁発注の工事に関連し、公正取引委員会から独占禁止法違反による排除勧告を受け、応諾したことにつきまして、株主のみなさまに多大なご心配をおかけしましたことをお詫び申しあげます。当社はこれを厳粛に受け止め、これまで以上に倫理性の高い企業活動の徹底に取り組む所存です。

おわりになりますが、このたび6月25日の第66期定時株主総会およびその後の当社取締役会におきまして、創業70周年を迎えたことを機に、代表取締役社長の交代を行います。これまでのわたくしの社長在任16年間に株主のみなさま方より賜りましたご支援、ご協力そしてご理解に対しまして厚く御礼を申しあげます。後任には作田久男が最高経営責任者として社長の任を引き継ぐべく株主さまのご承認を得たい所存でございます。同氏は、『GD2010』の策定立案責任者でもあり、オムロンの創業者精神と経営理念を理解し、目指すべき方向に誰よりも精通しております。ゆえに、真のグローバル企業としての企業価値の長期的最大化を実現してくれると確信いたしております。株主さまにおかれましては、何卒、倍旧のご理解とご支援を賜りますよう重ねてお願い申しあげます。オムロンは構造改革に引き続き、事業成長へのステージに移行してまいります。本年度は『オムロン変身』ともいうべき多くの施策に取り組みますので、ぜひとも成長する明日のオムロンにご期待をいただきますよう心からのお願いを申しあげまして、株主さまへのご挨拶とさせていただきます。

平成15年6月
立石 義雄



代表取締役社長
立石義雄

連結営業成績および財産の状況の推移

営業成績および財産の状況の推移



売上高
600,000
550,000
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
555,358
594,259
533,964
535,073
（単位:百万円）
第63期
第64期
第65期
第66期



税引前純利益・当期純利益
税引前純利益
当期純利益
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
21,036
11,561
40,037
22,297
△25,373
△15,773
4,732
511
（単位:百万円）
第63期
第64期
第65期
第66期



基本的1株当たり当期純利益
（期中平均株式数に基づき算出）
90
80
70
60
50
40
30
20
10
0
45.01
87.43
△63.50
2.07
（単位:円.銭）
第63期
第64期
第65期
第66期



総資産・株主資本
総資産
株主資本
600,000
550,000
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
579,489
336,062
593,144
325,958
549,366
298,234
567,399
251,610
（単位:百万円）
第63期
第64期
第65期
第66期

（注）記載金額は百万円未満を四捨五入しております。

ROEの推移・主要な事業内容

連結株主資本当期純利益率（ROE）の推移


%
7
6
5
4
3
2
1
0
-1
-2
-3
-4
-5
-6
-7
0.7%
3.5%
6.7%
△5.1%
0.2%
第62期
第63期
第64期
第65期
第66期

（注）株主資本は期中平均

主要な事業内容

事業	内容
インダストリアルオートメーション ビジネスカンパニー (IAB) 工場自動化用、産業機器搭載の制御システム・機器の製造販売 連結売上構成比%) 37.8%	構成比 システム機器 (32%) :PLC、モーションコントロールなど センサー機器 (26%) :光電センサ、近接センサ、計測センサなど 産業用機器 (42%) :リレー、スイッチ、タイマ、電源など
エレクトロニクスコンポーネンツ ビジネスカンパニー (ECB) 家電製品、自動車、その他向け電子部品の製造販売 連結売上構成比%) 25.9%	構成比 EMCグループ (39%) :家電、通信、産業用機器向け電子部品 車載機器 (42%) :自動車用リレー、スイッチ、センサなど電子部品 その他機器 (19%) :アミューズメント、OA向け電子部品、マイクロレンズアレイなど
ソーシアルシステムズ ビジネスカンパニー (SSB) 金融・駅務・交通分野への機器、モジュール、サービス、ソリューション提供 連結売上構成比%) 21.8%	構成比 金融部門 (31%) :ATM、両替機等の機器、ソリューション販売 駅務部門 (20%) :改札機、券売機等の機器、ソリューション販売 交通部門 (11%) :道路管制、信号管制機器等の販売 サービス部門 (38%) :機器の配置、メンテナンス、ソフトウェア開発など
ヘルスケア ビジネスカンパニー (HCB) [illegible] [illegible] 7.9%	構成比 血圧計 (53%) :家庭用手首式／上腕式、医療用 体温計 (11%) :家庭用耳式／婦人用、医療用 その他 (36%) :ネブライザー、マッサージチェア、低周波治療器など
[illegible] 6.6%	:エンターテイメント機器／ソフトウェア／PC周辺機器／音声認識装置／マシン to マシンビジネスなど :物流、人材派遣、事業所サービス、広告宣伝など

*ソーシアルシステムビジネスには、ソーシアルシステムズ・ソリューション & サービス・ビジネスカンパニー（SSB）とアドバンスト・モジュール・ビジネスカンパニー（AMB）が含まれます。

部門別売上高・部門別営業利益

部門別売上高

	第65期	第66期
I A B	184,185	202,518
E C B	131,862	138,845
S S B	128,057	116,652
H C B	40,617	42,331
そ の 他	49,243	34,727
計	533,964	535,073



第65期
第66期
250,000
200,000
150,000
100,000
50,000
0
202,518
184,185
138,845
131,862
128,057
116,652
40,617
42,331
49,243
34,727
(単位:百万円)
IAB
ECB
SSB
HCB
その他

部門別営業利益

	第65期	第66期
I A B	12,114	24,080
E C B	7,944	14,564
S S B	△ 3,031	1,152
H C B	1,625	3,841
そ の 他	2,588	4,469
消去又は全 社	△ 17,019	△ 15,793
計	4,221	32,313



第65期
第66期
30,000
25,000
20,000
15,000
10,000
5,000
0
24,080
12,114
14,564
7,944
△3,031
1,152
1,625
3,841
2,588
4,469
(単位:百万円)
IAB
ECB
SSB
HCB
その他

(注)1. ソーシアルシステムズビジネス(SSB)には、ソーシアルシステムズ・ソリューション&サービス・ビジネスカンパニーとアドバンスト・モジュール・ビジネスカンパニーが含まれます。

(注)2.「その他」には、クリエーティブサービスビジネス・事業開発本部・その他の部門が含まれます。

(注)3. 部門別売上高につきましては、一部の製品または地域について、第65期より販売ルートの見直しを実施したため、新区分に組替えて表示しています。

地域別売上高・地域別営業利益

地域別売上高

	第65期	第66期
国　内	357,868	340,575
北　米	65,559	67,886
欧　州	65,305	73,513
アジア他	45,232	53,099
計	533,964	535,073



第65期
第66期
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
357,868
340,575
65,559
67,886
65,305
73,513
45,232
53,099
（単位:百万円）
国内
北米
欧州
アジア他

地域別営業利益

	第65期	第66期
国　内	15,978	31,585
北　米	2,979	5,402
欧　州	1,915	4,488
アジア他	1,432	4,511
消去又は全　社	△ 18,083	△ 13,673
計	4,221	32,313



第65期
第66期
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
15,978
31,585
2,979
5,402
1,915
4,488
1,432
4,511
（単位:百万円）
国内
北米
欧州
アジア他

部門別の概況

以下セグメント別の売上高前年同期比につきましてはカンパニー間での部門の組替がありましたので組替後の数値により計算しております。

インダストリアルオートメーションビジネスカンパニー

各種制御用機器は、機械・装置に関わる設備投資が全般に低調ななかで、地域別では中華圏と東南アジアでの売上が伸長しました。業界別では半導体・フラットパネルディスプレイ(FPD)、向けが若干の回復、自動車、食品向けは堅調でした。アプリケーションでは、セーフティ(機械安全)や検査の高度な自動化分野が伸長しました。

国内市場では生産設備投資抑制が続くなかで、全体として売上は前年比微増となりました。特に、半導体・FPD、自動車、食品業界などへの業界攻略活動を強化し、製造業のIT化に伴うソリューションを提供することにより、セーフティ用機器、情報センシング機器、変位センサ、視覚センサ、モーションコントロール機器などの売上が大きく増加しました。

海外市場においては、北米での売上がセンシング機器を中心に大きく増加しました。欧州では電子・電機業界等の設備投資が抑制される影響を受け、売上が横ばいとなりました。東南アジアと中華圏の売上は、顧客へのダイレクトマーケティングとチャネルの強化や社会インフラプロジェクトの取り組み強化などにより、大きく増加しました。

この結果、当部門の売上高は2,025億18百万円(前年同期比10%増)となりました。

エレクトロニクスコンポーネンツビジネスカンパニー

電子部品事業における市場環境は、顧客の海外移転、中国の台頭による価格競争や競合の激化、世界的なデフレ経済による個人消費、設備投資の低迷という厳しい状況でした。

このようななか、国内においては2001年度より投入している新商品の携帯電話用バックライト、アミューズメント業界向けのICコインシステムが急速な伸びを示しました。業務民生機器業界においては、通信機器用リレーが低調に推移しましたが、家電製品用リレー、スイッチの輸出が好調に推移しました。車載電装機器においても、輸出の増加、電装化の進展により大きく増加しました。また、新たな販売組織を組成し、営業力強化を図ったモバイル機器搭載部品では、携帯電話搭載カメラ用フラッシュを発売するなど成果が現れてきました。

海外においては、北米、欧州、アジアともに通信機器業界の不調はありましたが、家電業界向けのリレーやスイッチが堅調に推移し、車載電装機器は大きく売上を伸ばしました。

この結果、当部門の売上高は1,388億45百万円(前年同期比5%増)となりました。

ソーシアルシステムズビジネスカンパニー

当部門の売上高は1,166億52百万円(前年同期比9%減)となりました。

なお、当部門は2002年6月、ソリューション事業およびサービス事業を担う「ソーシアルシステムズ・ソリューション&サービス・ビジネスカンパニー」とモジュール事業を担う「アドバンスト・モジュール・ビジネスカンパニー」に分割いたしました。

ソーシアルシステムズ・ソリューション&サービス・ビジネスカンパニー

金融システム機器市場では、不良債権の処理問題などによる金融機関の業績回復の遅れ、また、従来好調であった消費者金融業界でも業績に陰りが見え始めたことなどから設備投資の抑制傾向が一段と顕著となり、不調でした。

駅務システム市場では、関東地方での共通券売機の大量導入があったものの輸送人員の減少傾向が続き、鉄道事業者の投資姿勢は依然として慎重なまま推移しております。

交通関連システム市場では、交通管制システムの大型需要があったものの、公共投資抑制が続くなか端末機器での価格競争が激化し、また駐車場システム機器事業を2002年10月にアマノ株式会社様に営業譲渡したこともあり、不調でした。

セキュリティシステム市場でも設備投資抑制、競合激化とい



う厳しい市場環境ではありましたが、セキュリティに対する関心の高まりのなか、懸命の営業努力により堅調に推移しました。

アドバンスト・モジュール・ビジネスカンパニー

当部門は、「メカトロ・センシングモジュール及び機器のグローバルプロバイダー」を目指し、グローバル市場でも勝ち残れる収益構造を構築しつつ、顧客志向の徹底と品質の向上に取り組んでいます。

今年度は、電子決済システム機器の韓国・台湾向け輸出が大きく増加し好調に推移しましたが、一方、国内電子決済システム機器であるコンビニエンスストア向けATMの前期大型需要の反動と市場の一巡、景気の低迷や店舗統廃合による金融機関の設備投資の低迷など厳しい状況でした。また、カードリーダ事業、海外駅務システム機器事業は低調に推移しました。

海外においては、カードリーダ市場については北米で堅調に推移しましたが、欧州では景気後退により不調でした。アジアでは中国・韓国・シンガポールでは好調でしたが、その他では低迷しました。電子決済システム機器市場では、アジアおよび韓国・台湾向けの電子決済システム機器が堅調に推移しましたが、北米・欧州では事業立ち上げの段階でした。

ヘルスケアビジネスカンパニー

当部門では国内・海外ともに底固い消費に支えられ、総じて堅調に推移しました。

国内では、雇用不安と可処分所得の減少により、慎重な消費態度が継続し選択消費が進行しましたが、総じて消費は緩やかな回復傾向となりました。このなかで当部門では、新型マッサージチェアのピーイス（HM-601）などの新商品の投入や商品流通の効率化、販売店支援を推進した結果、前年並みの売上を確保しました。

海外においては、ほぼ全地域で好調に推移しました。各地域における取り組みとしては、米国では大手小売チェーン法人との連携強化を行い、欧州では代理店網の最適化など、効率的な営業体制の構築を図りました。アジアでは台湾・オーストラリアの成長エリアでの取り組みを強化しました。中国でも営業拠点の拡大・ユーザーサポート強化の推進を実施しました。

この結果、当部門の売上高は423億円31百万円（前年同期比4%増）となりました。

その他

その他部門の売上高は、グループ経営構造改革の推進により、事業売却等を進めた結果、347億27百万円（前年同期比30%減）と大きく減少しました。そのうち、主要な部門の概況についてはつぎのとおりです。

事業開発本部では、新規事業の探索育成と、既存カンパニーに属さない事業の育成強化を行っています。また、今年度はオムロンアルファテックの営業譲渡など一部の事業に関しては見極めも実施いたしました。

新規事業としては、タンク監視システムや車輌盗難防止システムなどのマシンTOマシンビジネス領域において市場投入し、今後の市場性の検証を行いました。

既存事業のエンタテイメント機器は他社参入による競争激化などにより低迷し、一方でRFIDタグ機器は産業界におけるICタグへの注目の高まりとともに堅調に推移しました。

クリエーティブサービスビジネスカンパニーは、対事業所サービス（企業の間接業務）を主としたアウトソーシングサービス事業を推進してきましたが、グループ経営構造改革のなかで事業の見極めを進めた結果、各事業を本社機能に位置付け、グループの生産性向上を目指した専門分野における内部サービスに注力することとし、2003年3月にカンパニー組織を解消しました。

比較連結貸借対照表

(単位:百万円)

期別 / 科目	第66期 (平成15年3月31日現在)		第65期 (平成14年3月31日現在)		増減金額
	金額	構成比(%)	金額	構成比(%)	
資産の部					
流動資産	**295,113**	52.0	**277,498**	50.5	**17,615**
現金及び現金同等物	79,919		70,779		9,140
受取手形及び売掛金	113,595		114,906		△ 1,311
貸倒引当金	△ 3,484		△ 2,755		△ 729
たな卸資産	75,446		74,617		829
繰延税金	20,139		13,001		7,138
その他の流動資産	9,498		6,950		2,548
有形固定資産	**149,045**	26.3	**152,294**	27.7	△ **3,249**
土地	46,094		46,979		△ 885
建物及び構築物	99,455		108,547		△ 9,092
機械その他	137,710		133,672		4,038
建設仮勘定	11,313		8,642		2,671
減価償却累計額	△ 145,527		△ 145,546		19
投資その他の資産	**123,241**	21.7	**119,574**	21.8	**3,667**
関連会社に対する投資及び貸付金	1,187		785		402
投資有価証券	30,861		43,431		△ 12,570
施設借用保証金	9,173		10,653		△ 1,480
繰延税金	64,305		43,901		20,404
その他の資産	17,715		20,804		△ 3,089
資産合計	**567,399**	100.0	**549,366**	100.0	**18,033**
負債の部					
流動負債	**151,577**	26.7	**129,445**	23.6	**22,132**
短期借入金	18,948		14,723		4,225
支払手形及び買掛金・未払金	67,773		60,000		7,773
未払費用	24,394		22,748		1,646
未払税金	4,095		3,832		263
繰延税金	643		315		328
その他の流動負債	23,727		26,635		△ 2,908
1年以内に返済予定の長期債務	11,997		1,192		10,805
長期債務	**40,315**	7.1	**42,796**	7.8	△ **2,481**
繰延税金	**643**	0.1	**436**	0.1	**207**
退職給付引当金	**120,730**	21.3	**75,367**	13.7	**45,363**
その他の固定負債	**52**	0.1	**291**	0.0	△ **239**
少数株主持分	**2,742**	0.4	**2,797**	0.5	△ **325**
負債合計	**315,789**	55.7	**251,132**	45.7	**64,657**
資本の部					
資本金	**64,082**	11.3	**64,082**	11.7	—
資本剰余金	**98,705**	17.4	**98,705**	18.0	—
利益準備金	**7,619**	1.3	**7,660**	1.4	△ **41**
その他の剰余金	**153,134**	27.0	**155,069**	28.2	△ **1,935**
その他の包括利益累計額	△ **59,909**	△ 10.6	△ **25,363**	△ 4.6	△ **34,546**
為替換算調整額	△ 9,407		△ 7,402		△ 2,005
最小退職年金債務調整額	△ 48,708		△ 21,224		△ 27,484
未実現有価証券評価益	△ 1,716		3,331		△ 5,047
デリバティブ未実現損益	△ 78		△ 68		△ 10
自己株式	△ **12,021**	△ 2.1	△ **1,919**	△ 0.4	△ **10,102**
資本合計	**251,610**	44.3	**298,234**	54.3	△ **46,624**
負債・資本合計	**567,399**	100.0	**549,366**	100.0	**18,033**

(注1) 記載金額は百万円未満を四捨五入しております。
(注2) 当社の連結財務諸表は、米国において一般に認められた会計基準により作成しております。

比較連結損益計算書

（単位：百万円）

科目＼期別	第66期（平成14年4月1日から平成15年3月31日まで）金額	百分比(%)	第65期（平成13年4月1日から平成14年3月31日まで）金額	百分比(%)	増減金額
売上高	535,073	100.0	533,964	100.0	1,109
売上原価	327,413	61.2	353,429	66.2	△ 26,016
売上総利益	207,660	38.8	180,535	33.8	27,125
販売費及び一般管理費	135,112	25.3	134,907	25.3	205
試験研究開発費	40,235	7.5	41,407	7.7	△ 1,172
営業利益	32,313	6.0	4,221	0.8	28,092
支払利息（受取利息と純額）	348	0.1	223	0.0	125
為替差損 -純額-	575	0.1	1,506	0.3	△ 931
その他費用 -純額-	26,658	4.9	27,865	5.3	△ 1,207
税引前純利益又は税引前純損失（△）	4,732	0.9	△ 25,373	△ 4.8	30,105
法人税等	3,936	0.7	△ 9,348	△ 1.8	13,284
（当期税額）	(7,851)		(6,783)		(1,068)
（繰延税額）	(△ 3,915)		(△ 16,131)		(12,216)
少数株主損益	285	0.1	132	0.0	153
会計原則変更による累積影響額調整前純利益又は純損失(△)	511	0.1	△ 16,157	△ 3.0	16,668
会計原則変更による累積影響額（税効果考慮後）	−	−	384	0.0	△ 384
当期純利益又は当期純損失（△）	511	0.1	△ 15,773	△ 3.0	16,284

（注1）記載金額は百万円未満を四捨五入しております。
（注2）当社の連結財務諸表は、米国において一般に認められた会計基準により作成しております。

連結株主持分計算書

（単位:百万円）

項目	資本金	資本剰余金	利益準備金	その他の剰余金	その他の包括利益(△損失)累計額	自己株式
第64期末現在	64,082	98,705	7,652	174,077	△ 17,346	△ 1,212
会計原則変更による累積影響額調整前純損失				△ 16,157		
会計原則変更による累積影響額				384	△ 412	
配当金				△ 3,227		
利益準備金繰入			8	△ 8		
為替換算調整額					6,310	
最小退職年金債務調整額					△ 13,973	
未実現有価証券評価損					△ 286	
デリバティブ未実現損益					344	
自己株式の取得						△ 725
ストックオプションの行使						18
第65期末現在	64,082	98,705	7,660	155,069	△ 25,363	△ 1,919
当期純利益				511		
配当金				△ 2,455		
利益準備金取崩			△ 41	41		
為替換算調整額					△ 2,005	
最小退職年金債務調整額					△ 27,484	
未実現有価証券評価損					△ 5,047	
デリバティブ未実現損益					△ 10	
自己株式の取得						△ 10,218
自己株式の処分				△ 32		116
第66期末現在	64,082	98,705	7,619	153,134	△ 59,909	△ 12,021

（注1）記載金額は、百万円未満を四捨五入しております。
（注2）当社の連結財務諸表は、米国において一般に認められた会計基準により作成しております。

比較連結キャッシュ・フロー計算書

（単位百万円）

科目	第66期（平成14年4月1日から平成15年3月31日まで）		第65期（平成13年4月1日から平成14年3月31日まで）		増減金額
Ⅰ営業活動によるキャッシュ・フロー					
1.当期純利益又は当期純損失（△）		511		△ 15,773	16,284
2.営業活動によるキャッシュ・フローと当期純利益又は当期純損失の調整					
(1)減価償却費	29,676		33,569		
(2)固定資産除売却損（純額）	11		1,314		
(3)固定資産の減損	4,231		6,815		
(4)有価証券売却損（△益）（純額）	1,221		△ 1,008		
(5)投資有価証券及びその他の資産の減損	2,269		17,199		
(6)貸倒損失	465		520		
(7)退職給付引当金	△ 1,087		2,616		
(8)繰延税金	△ 3,915		△ 16,131		
(9)少数株主損益	285		132		
(10)事業売却益（純額）	△ 1,550		—		
(11)会計原則変更による累積影響額	—		△ 384		
(12)資産・負債の増減					
①受取手形及び売掛金の減少	1,363		19,402		
②たな卸資産の減少（△増加）	△ 1,918		17,403		
③その他の資産の減少	214		2,279		
④支払手形及び買掛金・未払金の増加（△減少）	9,770		△ 22,291		
⑤未払税金の増加（△減少）	232		△ 10,992		
⑥未払費用及びその他流動負債の増加（△減少）	130		△ 1,082		
(13)その他（純額）	△ 54	41,343	99	49,460	△ 8,117
営業活動によるキャッシュ・フロー		41,854		33,687	8,167
Ⅱ投資活動によるキャッシュ・フロー					
1.短期投資及び投資有価証券の売却による収入		1,388		3,111	△ 1,723
2.短期投資及び投資有価証券の取得		△ 739		△ 6,181	5,442
3.資本的支出		△ 34,454		△ 38,896	4,442
4.施設借用保証金の減少		592		506	86
5.有形固定資産の売却による収入		1,641		1,450	191
6.少数株主持分の買取		△ 101		△ 111	10
7.事業の売却による収入		1,450		—	1,450
8.事業の買収による支出		△ 410		—	△ 410
投資活動によるキャッシュ・フロー		△ 30,633		△ 40,121	9,488
Ⅲ財務活動によるキャッシュ・フロー					
1.短期借入金の増加		2,909		5,786	△ 2,877
2.長期債務の増加		10,358		13,102	△ 2,744
3.長期債務の返済		△ 1,960		△ 26,970	25,010
4.親会社の支払配当金		△ 2,855		△ 3,230	375
5.少数株主への支払配当金		△ 230		△ 37	△ 193
6.自己株式の取得		△ 10,218		△ 725	△ 9,493
7.ストックオプションの行使		—		18	△ 18
財務活動によるキャッシュ・フロー		△ 1,996		△ 12,056	10,060
Ⅳ換算レート変動の影響		△ 85		3,648	△ 3,733
現金及び現金同等物の増減額		9,140		△ 14,842	23,982
期首現金及び現金同等物残高		70,779		85,621	△ 14,842
期末現金及び現金同等物残高		79,919		70,779	9,140
営業活動によるキャッシュ・フローの追記					
1.支払利息の支払額		1,431		1,264	167
2.当期税金の支払額		7,588		17,748	△ 10,160
キャッシュ・フローを伴わない投資及び財務活動の追記					
1.資本的支出に関連する債務		1,320		1,516	△ 196
2.自己株式の交付により取得した少数株主持分の公正価額		84		—	84

（注1）記載金額は、百万円未満を四捨五入しております。
（注2）当社の連結財務諸表は、米国において一般に認められた会計基準により作成しております。

株式状況（平成15年3月31日現在）

株式の状況と所有者別状況

会社が発行する株式の総数	487,000,000株
発行済株式の総数	249,109,236株
資本金	64,081,780,964円
株主数	23,574名

	金融機関・証券会社	外国法人等	個人・その他	その他の法人
第65期	116,380,633株 46.7%	68,409,872株 27.5%	50,896,175株 20.4%	13,422,556株 5.4%
第66期	126,128,309株 50.7%	58,309,806株 23.4%	51,394,468株 20.6%	13,276,653株 5.3%

大株主

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数(千株)	議決権比率(%)	持株数(千株)	議決権比率(%)
日本トラスティサービス信託銀行株式会社信託口	22,900	9.29		
日本マスタートラスト信託銀行株式会社信託口	17,242	6.99		
株式会社東京三菱銀行	8,874	3.60	−	−
日本生命保険相互会社	7,692	3.12		
株式会社京都銀行	5,717	2.32	5,192	1.58
モルガン信託銀行株式会社非課税口	5,096	2.07		
ボストンセーフティーデポズイットビーエスディーティートリーティークライアンツオムニバ	4,118	1.67		
ザ チェースマンハッタンバンクエヌエイロンドン	3,876	1.57		
ステートストリートバンクアンドトラストカンパニー	3,803	1.54		
UFJ信託銀行株式会社信託A口	3,745	1.52		

(注1)当社は、株式会社東京三菱銀行の株式を直接保有しておりませんが、同社の完全親会社である株式会社三菱東京フィナンシャル・グループの普通株式8千株(議決権比率0.13%)を所有しております。
(注2)当社は自己株式6,245千株を所有しており、上記大株主から除外しております。

株価と出来高



(円)
オムロン株価
出来高
(千株)
3,000
2,500
2,000
1,500
1,000
500
0
30,000
25,000
20,000
15,000
10,000
5,000
0
H13.3
H14.3
H15.3

※株式会社大阪証券取引所市場第一部におけるものです。
※株価は「普通取引」におけるものについて、出来高は全ての取引の合計です。

株主メモ

営業年度	毎年4月1日から翌年3月31日まで
株主確定日	定時株主総会・株主配当金　3月31日 中間配当　9月30日
定時株主総会	6月下旬
名義書換代理人	〒100-8212 東京都千代田区丸の内一丁目4番5号 三菱信託銀行株式会社
同事務取扱場所	〒100-8212 東京都千代田区丸の内一丁目4番5号 三菱信託銀行株式会社　証券代行部
（連絡先）	〒171-8508東京都豊島区西池袋一丁目7番7号 TEL03(5391)1900〈代表〉 三菱信託銀行株式会社　証券代行部
同取次所	三菱信託銀行株式会社　全国各支店
1単元の株式の数	1,000株　なお、平成15年8月1日付をもちまして1単元の株式の数を100株に変更いたします。
単元未満株式買取請求取扱場所	三菱信託銀行株式会社　証券代行部および全国各支店
公告掲載新聞	日本経済新聞・京都市で発行する京都新聞
上場証券取引所	国内:大阪・東京・名古屋　海外:フランクフルト

ご案内

便利で確実な口座振込による配当金のお受取りを

より早く、確実に配当金をお受取りいただくために、**銀行預金口座又は郵便貯金口座（通常貯金口座）への振込による配当金のお受取**をお勧めします。お手続きには振込指定書のご提出が必要ですので、当社名義書換代理人**三菱信託銀行株式会社**に指定用紙をご請求ください。

単元未満株式の買取りについて

単元未満株式は市場で売買することはできませんが、**所定の用紙で買取りのご請求をいただくことができます（単元未満株式の買取請求）**。三菱信託銀行株式会社にて承りますので、ご希望の株主様はお気軽にお申出ください。

ただし、証券保管振替機構に株式を預託されている場合には、預託窓口の証券会社を通じてお申出ください。

フリーダイヤルのお知らせ

住所変更、配当金振込指定・変更、単元未満株式買取請求に必要な各用紙および株式の相続手続依頼書のご請求は、名義書換代理人のフリーダイヤル**0120－86－4490で24時間承っております**ので、ご利用ください。

役員 (平成15年5月1日現在)

取締役および監査役

役職	氏名	役職	氏名
◎代表取締役会長	立石信雄	◎取締役	橋本昌三
◎代表取締役社長	立石義雄	常勤監査役	田村元毅
◎取締役副社長	平井紀夫	常勤監査役	尾迫勉
◎取締役副社長	市原達朗	監査役※	中野淑夫
◎専務取締役	今泉昭男	監査役※	千森秀郎
◎専務取締役	立石忠雄		

上記◎印は、商法により規定される取締役であります。なお、橋本昌三は社外取締役であります。上記※印は、株式会社の監査等に関する商法の特例に関する法律第18条第1項に定める社外監査役であり

執行役員

役職	氏名	担当
執行役員副社長	越尾壮一	インダストリアルオートメーションビジネスカンパニー社長
執行役員副社長	増田英樹	事業開発本部長
執行役員専務	梶谷芳文	特命担当
執行役員専務	明致親吾	人材マネジメント室長
執行役員専務	作田久男	エレクトロニクスコンポーネンツビジネスカンパニー社長
執行役員専務	時田冨士男	インダストリアルオートメーションビジネスカンパニー　営業統轄事業部長
執行役員専務	赤星慶一郎	ヘルスケアビジネスカンパニー社長
執行役員専務	大谷彰彦	ソーシアルシステムズ・ソリューション&サービス・ビジネスカンパニー社長
執行役員常務	田村稔	アドバンスト・モジュール・ビジネスカンパニー社長
執行役員常務	山下牧	技術本部長
執行役員常務	滝川豊	インダストリアルオートメーションビジネスカンパニー　センシング機器統轄事業部長
執行役員常務	立石文雄	経営企画室長
執行役員常務	戸澤眞也	アドバンスト・モジュール・ビジネスカンパニー　特命担当
執行役員常務	野村一雄	株式会社エフエム京都　常勤監査役
執行役員常務	皆川泰平	中国駐在　OMRON (CHINA) GROUP CO.,LTD.社長
執行役員常務	紀平邦泰	インダストリアルオートメーションビジネスカンパニー　システム機器統轄事業部長
執行役員常務	落合敏男	特命担当
執行役員常務	湯川荘一	欧州駐在　OMRON EUROPE B.V.社長、OMRON MANAGEMENT CENTER OF AMERICA,INC.社長
執行役員常務	外山広樹	オートモーティブエレクトロニックコンポーネンツカンパニー社長
執行役員常務	飛田甲次郎	インダストリアルオートメーションビジネスカンパニー　セーフティ事業推進室長
執行役員常務	大塚忠彦	中国駐在　OMRON (CHINA) CO.,LTD.社長
執行役員常務	川中英男	経営総務室長
執行役員常務	櫛橋義雄	インダストリアルオートメーションビジネスカンパニー　技術統括センタ長
執行役員常務	吉田進	業務改革本部長
執行役員常務	葛野敬造	エレクトロニクスコンポーネンツビジネスカンパニー　電子・機構部品統轄事業部長
執行役員常務	西村弘之	ソーシアルシステムズ・ソリューション&サービス・ビジネスカンパニー　金融流通ソリューション事業部長
執行役員常務	浜口邦憲	エレクトロニクスコンポーネンツビジネスカンパニー　セミコンダクタ事業部長

社憲

われわれの働きで

われわれの生活を向上し

よりよい社会をつくりましょう

当社のあらまし

社名	オムロン株式会社 (OMRON CORPORATION)
本社	京都市下京区塩小路通堀川東入
東京本社	東京都港区虎ノ門3-4-10
創業年月	昭和8年5月
設立年月	昭和23年5月
資本金	64,081,780,964円（平成15年3月31日現在）
従業員数	23,476名（平成15年3月31日現在）

（注）従業員数は就業人員数（当社グループからグループ外への出向者を除き、グループ外から当社グループへの出向者を含む）である。

インターネット上にホームページを開設し、最新の会社業績やアニュアルレポートをはじめとするさまざまな情報をご案内しています。

（日本語:http://www.omron.co.jp
英　語:http://www.omron.com）



OMRON



この冊子は古紙100%のリサイクルペーパーを使用しています。

オムロン株式会社
〒600-8530 京都市下京区塩小路通堀川東入

TEL.075(344)7000(代)